Form 20-F
ENERGY POWER SYSTEMS LTD
filed 2001-12-27
CIK 1049021

As filed with the Securities and Exchange Commission on December 27, 2001

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 20-F

(Mark One)

Registration Statement pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

Annual Report pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

For the fiscal year ended June 30, 2001

Transition Report pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

For the transition period from to

Commission file number: 0-29586

ENERGY POWER SYSTEMS LIMITED

(Exact name of registrant as specified in this charter)

Province of Ontario, Canada

(Jurisdiction of incorporation or organization)

2 Adelaide Street West, Suite 301

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

8,800,270 Common Shares at December 5, 2001

800,000 Class A Preference Shares — Series 2 at December 5, 2001

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	No	Inapplicable

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	Item 18

     (Applicable only to Issuers involved in bankruptcy proceedings during the past five years)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court:

Yes	No	Inapplicable

Energy Power Systems Limited Form 20-F Annual Report

Energy Power Systems Limited Form 20-F Annual Report

(Continued)

		Page

Item 15	[Reserved]	78
Item 16	[Reserved]	78
Item 17	Financial Statements	78
	PART III
Item 19	Exhibits	78

PART I

Forward-Looking Statements

     Certain statements contained in this Annual Report constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See, in general, “Item 3. Key Information — Risk Factors” below.) The Company is not obligated to update or revise these “forward-looking” statements to reflect new events or circumstances.

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.   KEY INFORMATION

A.   SELECTED FINANCIAL DATA

     The following table sets forth selected consolidated financial data of Energy Power Systems Limited (“EPS” or the “Company”) for its twelve-month fiscal periods ended June 30, 1997, June 30, 1998, June 30, 1999, June 30, 2000, and June 30, 2001, and are presented pursuant to Canadian Generally Accepted Accounting Principles (“GAAP”).

     The selected consolidated statement of operations data set forth below are for the twelve-month fiscal periods ended June 30, 1997, June 30, 1998, June 30, 1999, June 30, 2000, and June 30, 2001, and the selected consolidated balance sheet data set forth below are as of June 30, 1997 through June 30, 2001. The June 30, 2000 and June 30, 2001 statement of operations data and balance sheet data are derived from the consolidated financial statements of the Company which have been audited by BDO Dunwoody LLP, Chartered Accountants. Financial data from previous years were derived from the consolidated financial statements of the Company which were audited by Ernst & Young LLP, Chartered Accountants. The consolidated balance sheet data set forth below at June 30, 1997, June 30, 1998 and June 30, 1999 and operations data for the years ended June 30, 1997 and 1998 are derived from audited financial statements not included elsewhere in this Annual Report.

     The selected financial data should be read in conjunction with the consolidated financial statements of the Company for the years ended June 30, 2001, 2000 and 1999 included elsewhere in this Annual Report and with “Item 5 — Operating and Financial Review and Prospects” herein.

Energy Power Systems Limited
Presented Pursuant to Canadian Generally Accepted Accounting Principles
(Canadian $000s, Except % Items and Per Share Data)

		As of and for the
		Twelve Month Period Ended June 30,

	1997	1998	1999	2000	2001

		(audited)
Statement of Operations Data:
Revenue — Engineering & Offshore Division(1)	$8,741	$28,803	$21,080	$18,924	$18,770
Revenue — Oil & Gas Division(1)	—	—	—	—	383
Total Revenue	8,741	28,803	21,080	18,924	19,153
Cost of revenue — Engineering and Offshore Division(1)	6,973	24,843	17,923	15,128	16,420
Cost of revenue — Oil and Gas Division(1)	—	—	—	—	220
Total cost of revenue	6,973	24,843	17,923	15,128	16,640
Gross profit — Engineering and Offshore Division(1)	1,768	3,960	3,157	3,796	2,350
Gross profit — Oil & Gas Division(1)	—	—	—	—	163
Total gross profit	1,768	3,960	3,157	3,796	2,513
Income (loss) from operations	(704)	342	(1,550)	(892)	(1,966)
Interest expense	193	235	232	214	257
Net loss from continuing operations before income taxes	(814)	(555)	(2,069)	(1,106)	(2,223)
Income taxes (benefit)	—	41	215	331	(1,248)
Net loss from continuing operations	(814)	(596)	(2,284)	(1,437)	(975)
Loss from discontinued operations(4)	(1,160)	(3,738)	(5,697)	(1,251)	(2,660)
Net loss	(2,434)	(4,334)	(7,981)	(2,688)	(3,635)
Weighted average common shares outstanding(2)	1,787	1,886	2,307	3,136	4,257
Net loss from continuing Operations per share	$(0.46)	$(0.32)	$(0.99)	$(0.46)	$(0.23)
Net loss per share	$(1.36)	$(2.30)	$(3.46)	$(0.86)	$(0.85)

		As of and for the
		Twelve Month Period Ended June 30,

	1997	1998	1999	2000	2001

		(audited)
Other Financial Data:
EBITDA — Engineering & Offshore Division(1)	$219	$1,834	$1,053	$1,693	$113
EBITDA — Oil & Gas Division(1)	—	—	—	—	207
EBITDA — Corporate (1)	(762)	(1,174)	(2,151)	(1,957)	(109)
EBITDA(3)	(543)	660	(1,098)	(264)	211
Cash flows provided by (used in)
Operating activities	(1,920)	(3,463)	(646)	(2,529)	(1,313)
Investing activities	6291	8,763	(2,601)	6,597	1,150
Financing activities	(4,729)	(6,237)	3,470	(2,534)	(365)
Purchase of capital assets for cash	$357	$873	$264	$181	$214
Purchase of oil and gas properties for cash	—	—	—	—	1,728
Gross profit margin — Engineering & Offshore Division	20%	14%	15%	20%	13%
Gross profit margin — Oil & Gas Division	—	—	—	—	43%
Balance Sheet Information:
Working capital (deficiency)	$945	$(3,104)	$(4,542)	$(1,925)	$4,205
Total assets	17,576	29,002	30,051	23,511	19,050
Due to shareholders, less current portion	—	4,584	4,026	1,842	350
Total long-term debt, less current portion	3,147	3,243	2,333	738	646
Non-controlling interest	665	1,382	—	—	—
Shareholders’ equity	9,311	5,665	13,402	12,107	11,357

(1)	Divisional information is presented based on the operations of the subsidiaries within the division. Head office expenses are presented separately.

(2)	Adjusted for a four-for-one share consolidation effective January 29, 1999 and four-for-one share consolidation effective February 6, 2001.

(3)	EBITDA represents the earnings before interest, taxes, depreciation, amortization and non-controlling interest. EBITDA should not be construed as a substitute for earnings from operations, net earnings or cashflow from operating activities for the purpose of analyzing the Company’s operating performance, financial position and cashflow.

(4)	During fiscal 2001 the Company discontinued efforts to act as a developer of independent power projects. As a result, the Power Division has been treated as discontinued operations for accounting purposes, and prior years’ statements of operations have been restated.

During fiscal 2000 EPS disposed of its interest in Merlin Engineering and suspended the operations of Atlantic Seaboard Holdings Inc. The activities of these subsidiaries have been treated as discontinued operations for accounting purposes. As a result, prior years’ statements of operations have been restated.

     The following table sets forth selected consolidated financial data of the Company as set forth in the preceding table, as reconciled pursuant to United States Generally Accepted Accounting Principles:

Energy Power Systems Limited
Presented Pursuant to United States Generally Accepted Accounting Principles
(Canadian $000s, Except % Items and Per Share Data)

		As of and for the
		Twelve Month Period Ended June 30,

	1997	1998	1999	2000	2001

		(audited)
Statement of Operations Data:
Revenue — Engineering & Offshore Division(1)	$8,741	$28,803	$21,080	$18,924	$18,770
Revenue — Oil & Gas Division(1)	—	—	—	—	383
Total revenue	8,741	28,803	21,080	18,924	19,153
Cost of revenue — Engineering and Offshore Division(1)	6,973	24,843	17,923	15,128	16,420
Cost of revenue — Oil and Gas Division(1)	—	—	—	—	220
Total cost of revenue	6,973	24,843	17,923	15,128	16,640
Gross profit — Engineering and Offshore Division(1)	1,768	3,960	3,157	3,796	2,350
Gross profit — Oil & Gas Division(1)	—	—	—	—	163
Total gross profit	1,768	3,960	3,157	3,796	2,513
Income (loss) from operations	(704)	342	(1,649)	(892)	(2,170)
Interest expense	193	235	232	563	436
Net loss from continuing operations before tax	(814)	(555)	(2,167)	(1,455)	(2,606)
Income taxes (benefit)	—	—	215	331	(1,248)
Net loss from continuing operations	(814)	(555)	(2,382)	(1,786)	(1,358)
Loss from discontinued operations(4)	(1,160)	(3,738)	(5,697)	(1,251)	(2,660)
Net loss	(2,434)	(4,293)	(8,079)	(3,037)	(4,018)
Deemed dividend on preferred shares	—	—	—	—	420
Net loss available for common shareholders	(2,434)	(4,293)	(8,079)	(3,037)	(4,438)
Weighted average common shares outstanding(2)	1,787	1,886	2,307	3,136	4,257
Net loss from continuing Operations per share	$(0.46)	$(0.29)	$(1.03)	$(0.57)	$(0.42)
Net loss per share	$(1.36)	$(2.28)	$(3.50)	$(0.97)	$(1.04)

		As of and for the
		Twelve Month Period Ended June 30,

	1997	1998	1999	2000	2001

		(audited)
Other Financial Data:
EBITDA — Engineering & Offshore Division(1)	$219	$1,834	$1,053	$1,693	$113
EBITDA — Oil & Gas Division(1)	—	—	—	—	207
EBITDA — Corporate (1)	(762)	(1,174)	(2,249)	(1,957)	(313)
EBITDA(3)	(543)	660	(1,196)	(264)	7
Cash flows provided by (used in)
Operating activities	(1,920)	(3,463)	(646)	(2,529)	(1,313)
Investing activities	6,291	8,763	(2,601)	6,597	1,150
Financing activities	(4,729)	(6,237)	3,470	(2,534)	(365)
Purchase of capital assets for cash	$357	$873	$264	$181	$214
Purchase of oil and gas properties for cash	—	—	—	—	1,728
Gross profit margin — Engineering & Offshore Division	20%	14%	15%	20%	13%
Gross profit margin — Oil & Gas Division	—	—	—	—	43%
Balance Sheet Information:
Working capital (deficiency)	$945	$(3,104)	$(4,542)	$(1,812)	$4,321
Total assets	17,576	29,002	30,051	23,511	19,084
Due to shareholders, less current portion	—	4,584	4,026	1,736	277
Total long-term debt, less current portion	3,147	3,243	2,333	738	646
Non-controlling interest	665	1,382	—	—	—
Shareholders’ equity	9,311	5,706	13,402	12,326	11,546

(1)	Divisional information is presented based on the operations of the subsidiaries within the division. Head office expenses are presented separately.

(2)	Adjusted for a four-for-one share consolidation effective January 29, 1999 and four-for-one share consolidation effective February 6, 2001.

(3)	EBITDA represents the earnings before interest, taxes, depreciation, amortization and non-controlling interest. EBITDA should not be construed as a substitute for earnings from operations, net earnings or cashflow from operating activities for the purpose of analyzing the Company’s operating performance, financial position and cashflow.

(4)	During fiscal 2001 the Company discontinued efforts to act as a developer of independent power projects. As a result, the Power Division has been treated as discontinued operations for accounting purposes, and prior years’ statements of operations have been restated.

During fiscal 2000 EPS disposed of its interest in Merlin Engineering and suspended the operations of Atlantic Seaboard Holdings Inc. The activities of these subsidiaries have been treated as discontinued operations for accounting purposes. As a result, prior years’ statements of operations have been restated.

Exchange Rate Information

     The Company’s accounts are maintained in Canadian dollars. In this Annual Report, all dollar amounts are expressed in Canadian dollars except where otherwise indicated.

     The exchange rate used for the purpose of this Annual Report (other than financial statement information) for the conversion of Canadian dollars (“Cdn $”) into United States dollars (“US $”) was US $0.6396 as of December 5, 2001). The following table sets forth the exchange rates for the conversion of one Canadian dollar into one United States dollar at the end of the following periods, the high and low rates of exchange for such periods, and the average exchange rates (based upon the average of the exchange rates on the last day of each month during the periods). The rates of exchange set forth herein are derived from the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The source of this data is the Federal Reserve Bulletin and Digest.

	2001	2000	1999	1998	1997

Period End	0.66	0.68	0.68	0.68	0.72
Low	0.63	0.66	0.63	0.69	0.71
High	0.68	0.70	0.69	0.73	0.75
Average*	0.66	0.68	0.66	0.71	0.73

*	Calculated by using the average of the exchange rates on the last day of each month during the period.

	December,	November,	October,	September,	August,	July,
	2001	2001	2001	2001	2001	2001

Low	0.63	0.62	0.63	0.63	0.65	0.65
High	0.64	0.64	0.64	0.64	0.65	0.66

     The rate of exchange for the conversion of United States dollars into Canadian dollars at December 5, 2001 was (U.S. $1 = Cdn $1.57).

B.   CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

D.   RISK FACTORS

     The Company is subject to a number of significant uncertainties and risks, including, without limitation, those described below and those described elsewhere in this Annual Report, any of which may affect the Company in a manner and to a degree which cannot be foreseen at this time.

General Risk Factors

     Experienced a history of losses and limited operating history. To date, we have incurred significant losses. The Company has a limited operating history upon which any evaluation of the Company and its long-term prospects might be based. Although the Engineering and Offshore Division has been in business for many years, the Company did not commence its business plan for the exploitation of oil and gas until February of 2001. The Company is subject to the risks inherent in a new business enterprise, as well as the more general risks inherent to the operation of an established business. The Company and its prospects must be considered in light of the risks, expenses and difficulties encountered by all companies engaged in the extremely volatile and competitive oil and gas markets and engineering and offshore markets. Any future success that the Company might achieve will depend upon many factors, including factors which will be beyond its control or which cannot be predicted at this time. These factors may include changes in technologies, price and product competition, developments and changes in the international oil and gas market, changes in the Company’s strategy, changes in expenses, the level of the Company’s international revenues, fluctuations in foreign currency exchange rates, general economic conditions, both in the United States and Canada, and economic and regulatory conditions specific to the areas in which the Company competes, among others. To address these risks, the Company must, among other things, continue to respond to competitive developments; attract, retain and motivate qualified personnel; implement and successfully execute its business plan; comply with environmental regulations; expand its land portfolio of proven and prospective oil and gas properties and /or negotiate additional working interests and prospect participations; and expand and replace depleting oil and gas reserves. There can be no assurance that the Company will be successful in addressing these risks.

     Variability of operating results. The Company’s operating results may in the future fluctuate significantly depending upon a number of factors including industry conditions, prices of oil and gas, rate of drilling success, rates of production from completed wells and the timing of capital expenditures. Such variability could have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, any failure or delay in the realization of expected cash flows from operating activities could limit the Company’s future ability to continue exploration and to participate in economically attractive oil and gas projects and/or engineering and offshore projects.

     Management of growth. The success of the Company will depend upon the rapid expansion of its business. Such expansion will place a significant strain on the Company’s financial, management and other resources and will require the Company to: (i) change, expand and improve its operating, managerial and financial systems and controls; (ii) improve coordination between corporate functions; and (iii) hire additional engineering, geophysical, geological, professional, administrative and managerial personnel, among others. There can be no assurance that the Company will be successful in hiring or retaining these personnel to the extent required, or that it will be able to manage the expansion of its operations effectively. If the Company were unable to effectively manage growth, or if new personnel were unable to achieve anticipated performance levels, the Company’s business, financial position and results of operations will be materially and adversely affected.

     Need for additional capital. The exploration and development of oil and gas reserves and the construction and fabrication of infrastructure projects can be a capital intensive business. The Company makes, and will continue to make, substantial expenditures for the exploration of oil and gas and the construction and fabrication of infrastructure projects. Historically, the Company has financed operations primarily with proceeds from the sale of its equity securities in private offerings and loans from its principal shareholders. The Company’s management believes that the Company will be able to finance its operations for the immediate future through existing working capital and loan proceeds. The Company intends to satisfy any additional working capital requirements from cash flow and by raising capital through public or private sales of debt or equity securities, debt financing or short-term loans, or a combination of the foregoing. The Company has no current arrangements for obtaining additional capital, and no assurance can be given that the Company, particularly due to its limited operating history and lack of profits, will be able to secure additional capital, or on terms which will not be objectionable to the Company or its then existing shareholders. Under such circumstances, the failure or inability of the Company to obtain additional capital on acceptable terms or at all could have a material adverse effect on the Company, which would result in the Company being forced to materially scale back or suspend operations, or forcing the Company to seek a merger or sale to a third party.

     Operating hazards. The exploration and development projects in which the Company will participate will be subject to the usual hazards incident to the drilling of oil and gas wells, and construction and fabrication, such as explosions, uncontrollable flows of oil, gas or well fluids, fires, pollution, and other environmental risks, machinery and equipment problems, and other such risks. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, environmental damage and suspension of operations. Company management may, in accordance with prevailing industry practice, obtain insurance against some, but not all, of these risks. The occurrence of an uninsured casualty or claim against the Company would have an adverse impact on the financial condition of the Company.

     Our business involves significant credit risks. Our Engineering & Offshore division usually must outlay our own funds to cover cost analysis, design and similar costs associated with a contract. We can collect on such development work only if we are the successful bidder, and then only on a delayed basis, if at all. To the extent that our operations do not proceed as anticipated or we do not win contracts for which we have expended development funds, we will need additional funds to develop other business opportunities. If we are unable to secure additional funding, or if we are unable to obtain adequate funds from operations or external sources when required, such inability would have a material adverse effect on the Company as a whole.

     Our business is subject to environmental regulations which increase costs and subject us to potential liability. Our operations are subject to environmental regulations promulgated from time to time by government agencies. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with metal fabrication, industrial installation and oil and gas activities, which would result in environmental pollution. A violation of such legislation may result in the imposition of fines and penalties. Environmental legislation is evolving in a manner which will lead to stricter standards and enforcement and increasing fines and penalties for non-compliance. The cost of compliance with changes in governmental regulations have the potential to reduce the profitability of our operations.

     Foreign law may hinder our ability to repatriate foreign held investments. There may be restriction on the withdrawal of capital from a country in which the Company is operating and other factors. There is no assurance that the laws of any jurisdiction in which the Company holds investments may not change in a manner that materially and adversely affects the business of the Company.

     Loss of key personnel could harm our business. Our ability to continue our business and to develop a competitive edge in the marketplace depends, in large part, on our ability to attract and maintain qualified management and engineering personnel. Competition for such personnel is intense, and there can be no assurance that we will be able to attract and retain such personnel. Our development to date has depended, and in the future will continue to depend, on the efforts of our key executive officers, management and technical employees, including our President and Chief Executive Officer, James C. Cassina and John Brake (President of M&M Engineering). The loss of either of these individuals could have a material adverse effect on the Company.

Risk Factors Relating to Mechanical Contracting and Fabrication

     We may be unable to manage our credit risk. With respect to mechanical contracting, we are subject to the risk that a building or property owner will be unable to pay for work performed and commitments made by us in the performance of a contract. While we are typically paid monthly for work performed to date, requisitions could remain unpaid for several months before we take steps to limit our exposure. Slow receipt on collections can also result from a general contractor’s or an owner’s financial or cashflow difficulties.

     Change orders bring risk of price disputes. In the course of construction, an owner will often order changes in work. To avoid delays in the project, work pursuant to a change order may commence prior to reaching an agreement on price associated with the change order. Disputes may arise over price adjustments, which may delay payment or reduce the amount of proceeds we receive. We generally book payments due to change orders only when there is a contractual right to payment or the owner or prime contractor agrees that an amount is due, and then we book only the amount we deem to be reasonably collectible. However, there can be no assurance that we will not incur losses as a result of change orders.

     Our operating results may fluctuate significantly. Our results of operations may fluctuate significantly from quarter to quarter or year to year because of a number of factors,

including seasonal fluctuations in the demand for mechanical contracting and fabrication (particularly lower demand during the winter months) and competitive factors. Accordingly, quarterly comparisons of our revenue and operating results should not be relied on as an indication of future performance and the results of any quarterly period may not be indicative of results to be expected for a full year.

     Mechanical contracting and fabrication involve a high degree of operational risk. Our fabrication operations involve certain operating hazards that can cause personal injury or loss of life, severe damage to and destruction of property and equipment and suspension of operations. The failure of structural components during and after installation can result in similar injuries and damages. Litigation arising from such events may result in our being named a defendant in lawsuits asserting large claims. We maintain such insurance protection as we deem prudent. However, certain risks are either not insurable or insurance is available only at rates that we consider uneconomical. There can be no assurance that any such insurance will be sufficient or effective under all circumstances or against all hazards to which we may be subject. A successful claim for which we are not fully insured could have a material adverse effect on the Company. Moreover, no assurance can be given that we will be able to maintain adequate insurance in the future at rates we consider reasonable.

     The mechanical contracting and fabrication business is highly competitive. In recent years the industry has been characterized by overcapacity, which resulted in substantial pressure on pricing and operating margins. Overcapacity in the industry may recur in the future. Contracts for mechanical contracting and fabrication are usually awarded on a competitive bid basis. Although we believe customers consider, among other things, the availability and technical capabilities of equipment and personnel, efficiency, condition of equipment, safety record and reputation, price competition is a primary factor in determining which qualified contractor with available equipment is awarded a contract. Some of our competitors, especially regional and national entities outside of the Newfoundland area, are larger and have greater technical and financial resources than we do.

     Our workers have union contracts. We are required to obtain all of our labor for construction projects from unions pursuant to union contracts. The union contracts impose standard wages, benefits and work rules which are more costly than non-union labor. We believe that we maintain excellent relationships with our unions, but could face a strike if union contracts are not successfully negotiated. In addition, union workers typically refuse to cross picket lines established by other striking union workers, and if they do report for work during a strike, they may be unable to work due to lack of materials or the failure of other contractors to complete their work.

Risk Factors Relating to Independent Power Projects

     Development of Independent Power Projects (“IPPs”) cannot be assured. The successful completion of IPPs can be particularly difficult in countries which have not uniformly embraced privatization, or where politically motivated opposition is routinely mounted to initiatives of the existing leadership. In addition, the development of IPPs sometimes results in litigation or threatened litigation which must be resolved before successful development of IPPs can occur.

     High debt levels subject us to risk of foreclosure. Existing power projects are expected to be highly leveraged. The indebtedness is typically collateralized by the assets of the underlying project, and the Company’s ownership interest is typically subordinated to the lenders’ interests. Should a lender foreclose on a project’s assets, there can be no assurance that the owner/operator will maintain any ownership interest in the project, or receive any compensation upon a sale of the foreclosed assets by such lender(s). In addition to the foreclosure risk, high leverage and the lack of unencumbered collateral can adversely affect the ability of an owner/operator to obtain additional financing in the future for working capital, capital expenditures or other purposes of the particular plant. Such adverse consequences could materially and adversely affect the financial performance of the Company.

     Our investment in IPPs may not function properly or may suffer damages. Our investment in IPPs involve many risks, including the breakdown or failure of equipment or the performance of equipment at levels below those originally projected, whether due to unexpected wear and tear, misuse or unexpected degradation. Any of the foregoing could significantly reduce or eliminate project revenues, or increase the cost of operating the project (including maintenance and repair costs), thereby reducing our net income and funds available. In addition, catastrophic events such as fires, earthquakes, floods, volcanic eruptions or other similar events could result in personal injury, loss of life, severe damage or destruction of our assets or suspension of operations. Although the affiliated owner/operators will maintain insurance (including in some cases, business interruption insurance) to protect against certain of these risks, the proceeds of such insurance may not be adequate to cover reduced revenues, increased expenses or other liabilities arising from the occurrence of any of the events described above. Moreover, there can be no assurance that such insurance coverage will be available in the future at commercially reasonable rates, or that the insurance will cover all losses.

     Our foreign operations entail currency exchange risks. Our investments in developing countries will make us subject to foreign currency fluctuations, and such fluctuations may adversely affect our financial position and results. Development costs and power sales may be in the buyer’s currency. Hence, decreases in the exchange rate for converting the foreign currency to Canadian dollars would have an adverse effect on the Company. There can be no assurance that any steps taken by management to address foreign currency fluctuations will mitigate these adverse effects and, accordingly, the Company may suffer losses due to such fluctuations.

     Uncertain political and economic conditions could affect our projects. General political and economic conditions in the countries in which the project investments are located could significantly affect each project’s prospects. The economies of many project countries differ significantly from the economies of developed countries in many respects, including their structure, levels of capital reinvestment, growth rate, government involvement, resource allocation, self-sufficiency, rate of inflation and balance of payments position in international trade. The success of the projects will depend upon the existence of a political and economic environment which will accommodate project development. In addition, future government actions concerning their economies or the operation and regulation of nationally important facilities such as power plants, could have a significant adverse effect on operations. There can be no assurance that future government actions over which we have no control will not materially adversely affect a project’s operations in a given country or our financial condition as a whole.

     Foreign operations entail legal risks. Each material agreement to which we are a party relating to contracts for equity participation of power facilities located in foreign countries may be governed by the laws of a foreign country, and there are no assurances that such agreements can be enforced in Canadian courts. The inability to enforce such agreements in Canada may have a material adverse effect on the applicable project. Certain project countries do not have well-developed legal systems and lack a developed, consolidated body of laws governing foreign investment enterprises. In addition, the administration of laws and regulations by government agencies in such countries may be subject to considerable discretion. The projects may be adversely affected by new laws and changes to existing laws (or interpretations thereof).

     Regulatory Risks. All power projects in India are subject to governmental and electric power regulation in virtually all aspects of their operations, including, but not limited to, the amount and timing of electricity generation, the performance of scheduled maintenance, compliance with power grid control and dispatch directives, foreign ownership restrictions, dividend separation restrictions and restrictions on fuel importation. Although the Company anticipates that all necessary approvals eventually will be received, there can be no assurance that this will occur, and the time and expense of obtaining such approvals cannot be accurately predicted. In addition, there can be no assurance that the number of required approvals will not be increased, or that the requirements for such approvals will not be made more stringent in the future.

Risk Factors Relating to Oil and Gas Development and Production

     Uncertain discovery of viable commercial prospects. The Company’s future success may be dependent upon its ability to economically locate commercially viable oil or gas deposits. The Company can make no representations, warranties or guaranties that it will be able to consistently locate hydrocarbons or oil and gas prospects, or that such prospects will be commercially exploitable. There can be no assurance that the Company will be able to discover commercial quantities of oil and gas. An inability of the Company to identify and exploit commercially viable hydrocarbon deposits would have a material and adverse effect on the Company’s business and financial position.

     Risk of exploratory drilling activities. Pursuant to the Company’s business plan, the Company’s Oil & Gas Division’s revenues and cash flow will be principally dependent upon the success of drilling and production from prospects in which the Company participates. The success of such prospects will be determined by the economical location, development and production of commercial quantities of hydrocarbons. Exploratory drilling is subject to numerous risks, including the risk that no commercially productive oil and gas reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors including unexpected formation and drilling conditions, pressure or other irregularities in formations, equipment failures or accidents, as well as weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment. The inability to successfully locate and drill wells that will economically produce commercial quantities of oil and gas could have a material adverse effect on the Company’s business, financial position and results of operations.

     Volatility of oil and natural gas prices. The Company’s Oil & Gas Division’s ultimate profitability, cash flow and future growth will be affected by changes in prevailing oil and gas prices. Oil and gas prices have been subject to wide fluctuations in recent years in response to changes in the supply and demand for oil and natural gas, to market uncertainty and a variety of additional factors that are beyond the control of the Company, including economic, political and regulatory developments, and competition from other sources of energy. It is impossible to predict future oil and natural gas price movements with any certainty. The Company does not engage in hedging activities. As a result, the Company may be more adversely affected by fluctuations in oil and gas prices than other industry participants that do engage in such activities. No assurances can be given as to the future level of activity in the oil and gas exploration and development industry. An extended or substantial decline in oil and gas prices would have a material adverse effect on (i) the volume of oil and gas that could be economically produced by the Company; (ii) the Company’s access to capital; and (iii) the Company’s financial position and results of operations.

     Competition. The Company’s Oil & Gas Division will engage in the exploration for and production of oil and gas, industries which are highly competitive. The Company competes directly and indirectly with major and independent oil and gas companies in its exploration for and development of desirable oil and gas properties. Many companies and individuals are engaged in the business of acquiring interests in and developing oil and gas properties in the United States and Canada, and the industry is not dominated by any single competitor or a small number of competitors. Many of such competitors have substantially greater financial, technical, sales, marketing and other resources, as well as greater historical market acceptance than the Company. The Company’s Oil & Gas Division will compete with numerous industry participants for the acquisition of land and rights to prospects, and for the equipment and labor required to operate and develop such prospects. Competition could materially and adversely affect the Company’s business, operating results and financial condition. Such competitive disadvantages could adversely affect the Company’s ability to participate in projects with favorable rates of return.

Canadian Government Regulation and Industry Conditions

     Compliance with governmental regulations. The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of the federal and provincial governments in Canada. It is not expected that any of these controls or regulations will affect the operations of the Company in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and the Company is unable to accurately predict what additional legislation or amendments may be enacted. All of the governmental regulations noted below may be changed from time to time in response to economic or political conditions. Company management believes that the trend of more expansive and stricter environmental laws and regulations will continue. The implementation of new or modified environmental laws or regulations could have a material adverse impact on the Company.

     Pricing and marketing of oil and natural gas. In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance. Oil exports may be made pursuant to export contracts with terms not exceeding one year in the case of light crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export is obtained from the National Energy Board (“NEB”). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export license from the NEB and the issue of such a license requires the approval of the Governor in Council.

     In Canada the price of natural gas sold in inter-provincial and international trade is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the federal government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the NEB and the government of Canada. Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 m3/day), must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export license from the NEB and the issue of such a license requires the approval of the Governor in Council.

     The North American Free Trade Agreement. On January 1, 1994 the North American Free Trade Agreement (“NAFTA”) among the governments of Canada, the United States and Mexico became effective. The NAFTA carries forward most of the material energy terms contained in the Canada-United States Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resource exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period), (ii) impose an export price higher than the domestic price, and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements. The NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

     Provincial regulation — royalties and incentives. In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, extra-provincial export, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced. From time to time the governments of Canada, Alberta, British Columbia and Saskatchewan have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced planning projects.

     Canadian environmental regulation. The oil and natural gas industry is currently subject to environmental regulation pursuant to provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines and penalties. In Alberta, environmental compliance has been governed by the Alberta Environmental Protection and Enhancement Act (“AEPEA”) since September 1, 1993. In addition to replacing a variety of older statutes which related to environmental matters, AEPEA also imposes certain new environmental responsibilities on oil and natural gas operators in Alberta and in certain instances also imposes greater penalties for violations. British Columbia’s Environmental Assessment Act became effective June 30, 1995. This legislation rolls the previous processes for the review of major energy projects into a single environmental assessment process which contemplates public participation in the environmental review.

     The Company is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased, although not material, expenditures of both a capital and expense nature as a result of the increasingly stringent laws relating to the protection of the environment.

Risks Relating to the Company’s Common Stock

     Possible Volatility Of Stock Price. The market price for the Company’s Common Stock may be volatile and subject to significant fluctuations in response to a variety of internal and external factors, including the liquidity of the market for the Common Stock, variations in the Company’s quarterly operating results, regulatory or other changes in the oil and gas industry generally, announcements of business developments by the Company or its competitors, changes in operating costs and variations in general market conditions. Because the Company’s Oil & Gas Division is in a development stage with a limited operating history, the market price for the Company’s Common Stock may be more volatile than that of a seasoned issuer. Changes in the market price of the Company’ securities may have no connection with the Company’s operating results. No predictions or projections can be made as to what the prevailing market price for the Company’s Common Stock will be at any time.

     Absence of Public Trading Market. There is only a limited public market on the NASD Electronic Bulletin Board for the Common Stock, and the Frankfurt Stock Exchange, and no assurance can be given that a broad and/or active public trading market for such securities will develop or be sustained. The Common Stock of the Company has not yet been or qualified with any state or territorial securities regulatory agency under applicable blue sky laws, and the Company is under no obligation to so register or qualify the Common Stock of the Company, or to otherwise take any action to improve the public market for such securities, including without limitation filing an application to list of the Common Stock on any stock exchange. Common Stock could have limited marketability due to the following factors, each of which could impair the timing, value and market for such securities: (i) the Company’s limited operating history, lack of profits, need for additional capital, and the other factors discussed in this Risk Factors section; (ii) the limited public market for such securities; (iii) the lack of qualification of such securities under applicable blue sky laws; and (iv) the applicability of certain resale requirements or under the Securities Act and applicable blue sky laws.

     No Likelihood of Dividends. The Company plans to retain all available funds for use in its business, and therefore does not plan to pay any cash dividends with respect to its securities in the foreseeable future.

     No assurance of liquidation distribution. If the Company were to be liquidated or dissolved, holders of shares of its capital stock would be entitled to share ratably in its assets only after satisfaction of the Company’s liabilities. After satisfaction of those liabilities and satisfaction of any liquidation preference with respect to any then outstanding senior securities of the Company (if any), the holders of the Common Stock would share ratably in the remaining assets of the Company.

     Potential issuance of additional stock. As of the date of this Annual Report the Company has outstanding options to certain employees, directors and/or consultants to purchase up to 71,000 shares of Common Stock. The Company has also approved certain stock option plans wherein the Company is authorized to issue up to 281,250 shares of Common Stock, pursuant to options to purchase Common Stock, to the employees, directors and/or consultants of the Company. At the Annual and Special Meeting (or the “Meeting”) of the Company to be held on December 28, 2001, the Company will be seeking shareholder approval to increase to up to 800,000 the number of Common Stock eligible for issuance pursuant to the Company’s Stock Option Plan (see Item 6, 1996 Stock Option Plan).

     In addition, as of the date of this Annual Report, the Company has outstanding Series 2 Convertible Preferred Stock (the “Series 2 Preferred Shares”) which could be converted into 640,000 common shares and 640,000 common share purchase warrants. The Company’s Articles provide that the holder of the Series 2 Preferred Shares may, at the holder’s option, convert such shares into units (the “Units”). Each Unit is comprised of one Common Share and one common share purchase warrant (the “Warrants”). The conversion rate during the first 30 months after issuance is one Unit for each $1.25 Preferred Share being converted, with each Warrant included in the Unit exercisable at $1.50 to acquire one Common Share for a period of 2 years. Thereafter, each Series 2 Preferred Share is convertible into one Unit at the 10 day weighted average trading price of the Common Shares of the Company prior to conversion (the “Conversion Price”), with each Warrant included in the Unit exercisable at a price equal to the Conversion Price plus 10% to acquire one Common Share for a period of 2 years.

     At the date of this Annual report the Company had outstanding 388,917 common share warrants (not including the Warrants which could result from the conversion of the Series 2 Preferred Shares described above) to purchase Common Stock of the Company.

     At the Meeting of the Company to be held on December 28, 2001, the Company will be seeking shareholder approval for potential stock issuances by the Company to issue up to 8,075,145 Common Shares pursuant to one or more private placements.

     The Company proposes that the private placement(s) for which advance approval is being sought be restricted to a maximum of 100% of the number of Common Stock issued and outstanding at the date of the Company’s Management Information Circular (“Circular”) being 8,075,145 Common Stock. Any private placement proceeded with by the Corporation under the advance approval may be subject to regulatory approval and to the following additional restrictions:

(a) it must be completed within a twelve month period following the date the shareholder approval is given; and

(b) it must comply with applicable regulatory requirements and relevant private placement pricing rules.

     (For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

     To be approved, the resolution must be passed by a majority of the votes cast by shareholders at the Meeting in respect of the resolution. The issuance of additional shares of Common Stock could adversely reduce the proportionate ownership and voting rights and powers of the present holders of the Common Stock, and could also result in dilution in the net tangible book value per share of Common Stock. There can be no assurance that the Company will not, under certain circumstances, issue additional shares of its Common Stock.

     Need for independent investment analysis and due diligence review. The independent legal, accounting or business advisors of the Company including, without limitation, legal counsel for the Company (i) have not been appointed by, and have not represented or held themselves out as representing the interests of prospective investors in connection with this Annual Report, and (ii) have not “expertized” or held themselves out as “expertizing” any portion of this Annual Report, nor is legal counsel for the Company providing any opinion in connection with the Company, its business or the completeness or accuracy of this Annual Report. Neither the Company nor any of its respective officers, directors, employees or agents, including legal counsel for the Company, make any representation or expresses any opinion (i) with respect to the merits of an investment in the Common Stock, including without limitation the proposed value of the Company or of the Common Stock; or (ii) that this Annual Report provides a complete or exhaustive description of the Company, its business or relevant risk factors which an investor may now or in the future deem pertinent in making his, her or its investment decision. Any prospective investor in the Common Stock is therefore admonished to engage independent accountants, appraisers, attorneys and other advisors to (a) conduct such due diligence review as such investor may deem necessary and advisable, and (b) to provide such opinions with respect to the merits of an investment in the Company offered hereby and applicable risk factors upon which such investor may deem necessary and advisable to rely. The Company will fully cooperate with any investor who desires to conduct such an independent analysis so long as the Company determines, in its sole discretion, that such cooperation is not unduly burdensome.

     Reliance on expertise of certain persons. The Company is dependent on the advice and project management skills of various consulting geologists, geophysicists and engineers contracted by the Company from time to time.

ITEM 4.   INFORMATION ON THE COMPANY

     Energy Power Systems Limited, a corporation amalgamated under the laws of the Province of Ontario, Canada, is an Energy Source and Service company operating as an Oil & Gas Division and an Engineering & Offshore Division. Through its wholly-owned subsidiary M&M Engineering Limited, a company incorporated in the province of Newfoundland and Labrador, Canada and its wholly owned subsidiary M&M Offshore Limited, a company incorporated in the province of Newfoundland and Labrador, Canada, the Company engages in manufacture, fabrication, installation and maintenance of metal products for heavy industries, including the offshore oil and gas industries, petrochemical, power generation, pulp and paper, and mining. Through its directly-held interests in oil and gas properties the Company actively participates in the exploration, development and production of oil and gas reserves.

The chart below sets forth the corporate structure of EPS including its material subsidiaries.

     The registered office and management office of the Company is 2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6. The Company’s Common Stock trades on the NASD OTC Bulletin Board under the symbol “EYPSF”, formerly on the Canadian Venture Exchange (“CDNX”) under the symbol “YPX” and recently began trading on the Frankfurt Stock Exchange under the symbol “EPW” and WKN 919384.

     The Engineering & Offshore Division is an industrial and mechanical contractor and (i) produces steel components for structures and heavy industry; (ii) manufactures pressurized vessels and tanks; and (iii) provides in-plant fabrication, welding and assembly services for the offshore oil industry at its 40,000 square foot and 15 acre production yard in St. John’s,

Newfoundland. Reports estimate the potential oil reserves of Atlantic Canada to be 40 billion barrels and the natural gas reserves of Newfoundland Labrador alone are estimated at 62 trillion cubic feet. The commercial and engineering successes of the Hibernia Project, the Terra Nova Project and the Sable Energy Project supports further development of Atlantic Canada and its offshore infrastructure. Husky Oil’s White Rose Project is expected to advance next. The Engineering & Offshore Division is currently working on a backlog of contracts which should carry over to the next fiscal year and beyond. Further development of Atlantic Canada’s offshore infrastructure could stimulate expansion of the Engineering & Offshore Division.

     In fiscal year 2001, as part of an initiative to increase corporate cashflow, the Company formed its Oil & Gas Division initially through the acquisition of properties in 2 strategic areas of oil and gas development, the proven historic region of Western Canada and the new frontier of Atlantic Canada. Effective the beginning of February 2001, the Company acquired an average 50% working interest in 10 sections (approximately 6,400 gross acres) in the Sibbald area of Alberta. Two wells are currently producing gas from the Balken formation and the Company believes the property has further potential for additional Balken gas production, Belly River gas production and Glauconite oil production. In February 2001, the Company acquired a 25% interest in a property consisting of over 500,000 acres, under permit for both conventional and coalbed methane gas. This property is located within central Prince Edward Island in Atlantic Canada, and is underlain by Carboniferous and Permian sedimentary strata of the Maritimes Basin. Source rock studies indicate that the early Carboniferous rocks are oil prone and the upper Carboniferous rocks are gas prone. In addition excess coal gas expelled during coalification may have charged nearby reservoirs.

     In addition to the potential for discovery in Atlantic Canada, the Oil & Gas Division has been expanding its portfolio of proven, producing and prospective oil and gas properties through a multi-well drilling and exploration program focused on prospective properties located in proven productive areas of the Western Sedimentary Basin. The multi-well program involves partnering and farm-in alliances with other oil and gas companies to share risk and diversify opportunities. The Company believes that generating activity in both the eastern and western regions will benefit the Company, as cashflow from production increases on advanced properties in Western Canada could finance exploration and development in Atlantic Canada.

     The potential of the Company is underscored by market driven opportunities. In North America there may be an over-reliance on overseas oil and expanding long-term demand for natural gas. The development of Atlantic Canada’s offshore oil and gas sector is creating industrial opportunities for participation for the Company’s Engineering & Offshore Division in large scale infrastructure projects. The Company intends to explore, exploit and acquire oil and gas properties for commodity-based cashflow and to expand the business of its Engineering & Offshore Division. The Company may develop its divisions into new geographic areas and complementary lines of business.

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

     The Company was incorporated on October 5, 1988, under the Business Corporations Act (Ontario), under the name Van Ollie Explorations Limited (“Van Ollie”). Van Ollie originated as a mining exploration company and was inactive from the time its initial exploration program was completed in 1990 until May 8, 1996, when Van Ollie acquired its interest in 1169402 Ontario Inc. (“1169402”), whose principal asset was a 51% ownership interest in M&M Engineering Limited (“M&M Engineering”). Through a share for share exchange, the shareholders of 1169402 acquired approximately 97% of the Common Stock of the Company and effectuated a change in control of the Company. On July 1, 1996, 1169402 merged into the Company and, as a result of the merger, the Company acquired a direct 51% ownership interest in M&M Engineering. The Company acquired the remaining 49% interest in M&M Engineering on March 9, 1999. Effective January 29, 1999, the Company changed its name to “Engineering Power Systems Limited” from “Engineering Power Systems Group, Inc.” and consolidated its share capital on a one for four basis. Effective February 2, 2001 the Company changed its name to “Energy Power Systems Limited” from “Engineering Power Systems Limited” and consolidated its share capital on a one for four basis.

     In March 1997, Oakwell Engineering Limited, a Singapore corporation (“Oakwell”), and the Andhra Pradesh State Electricity Board of the state of Andhra Pradesh, India (the “APSEB”) executed two identical Power Purchase Agreements (“PPAs”), providing for Oakwell and/or its sponsors to build, own and operate two identical 100 MW net capacity diesel generator barge mounted power plants (BMPPs), fueled by furnace oil (together 200 MW net capacity) and sell electricity to APSEB on a take-or-pay basis for 15 years. In June 1997, EPS and Oakwell formed an 87.5%/12.5% joint venture and incorporated an Indian special purpose company, EPS Oakwell Power Limited, to implement the provisions of the PPAs. Disputes rose between the Company and Oakwell and a Settlement Agreement was reached in December 1998 whereby Oakwell sold EPS all of Oakwell’s interest in the PPAs and the Project. In 1999, under the terms of an agreement with the VBC Group of India, and in furtherance of the participation of VBC in the Project, EPS Oakwell Power Limited’s name was changed to “Konaseema EPS Oakwell Power Ltd.” (“KEOPL”). Pursuant to a subsequent agreement with the VBC Group dated August 10, 2000, the Company’s cost related to the development of the Project was capitalized at Cdn$6,600,000 and satisfied by KEOPL issuing equity in the form of common shares and preference shares having an aggregate value of approximately Cdn$6,600,000. During the year 2001 KEOPL redeemed all of the preference shares and VBC Group purchased approximately one third of the equity shares held by the Company for a total cash consideration of approximately $3,100,000. The remaining 11,348,200 common shares of KEOPL are being held as an investment and in accordance with terms of the August 10, 2000 Agreement with VBC Group the Company has the right but not the obligation to offer to sell its remaining shares in KEOPL to VBC Group on June 30, 2002 and if so offered VBC Group has the obligation to purchase the Company’s 11,348,200 common shares of KEOPL for 113,482,000 Indian Rupees or net proceeds of approximately CDN $3,500,000.

     On May 1, 2001 a communication addressed by KEOPL to the Company which was duly accepted and expressly constituted a modification of Clause 13 of the August 10, 2000 Agreement among the Company and VBC and KEOPL whereby it was agreed that any outstanding issues regarding Oakwell would be taken up by KEOPL and not VBC or EPS.

     On April 22, 1999, the Karnataka Electricity Board of the State of Karnataka, India (“KEB”) executed a PPA with Euro India Power Canara Private Ltd, a limited liability company formed and incorporated in India (“Euro-India Power”). Under the PPA, Euro-India Power would develop, procure, finance, construct, own, operate and maintain a 195 MW barge mounted, combined cycle power generation facility, and sell electric energy generated therefrom to KEB, and KEB would purchase 85% of such electric energy from the project for the entire term of the agreement. Effective May 10, 2001 the project was given the approval of the state government to be converted to a coal fueled land based power project. The PPAs have yet to be amended and the Company is seeking a developer for the project.

     On April 22, 1999, the Karnataka Electricity Board of the State of Karnataka, India (“KEB”) executed a PPA with Euro India Power Canara Private Ltd, a limited liability company formed and incorporated in India (“Euro-India Power”). Under the PPA, Euro-India Power would develop, procure, finance, construct, own, operate and maintain a 195 MW barge mounted, combined cycle power generation facility, and sell electric energy generated therefrom to KEB, and KEB would purchase 85% of such electric energy from the project for the entire term of the agreement. Effective May 10, 2001 the project was given the approval of the state government to be converted to a coal fueled land based power project. The PPAs have yet to be amended and the Company is seeking a developer for the project.

     In December, 2000, the Company issued 8,000,000 pre-consolidated units in a private placement to arm’s length placees. Each unit being comprised of (i) one Common Share; (ii) one half Series A Common Share purchase warrant; and (iii) one half Series B Common Share purchase warrant at a pre-consolidated price of $0.10 per unit. (the “Unit” or “Units”). Each Series A Common Share purchase warrant would entitle the holder to purchase one-half of a Common Share of the Company, at a pre-consolidated price exercise price of $0.13, for a period of 24 months from the date of issue. Each Series B Common Share purchase warrant would entitle the holder to purchase one-half of a Common Share of the Company, at a pre-consolidated exercise price of $0.20, for a period of 24 months from the date of issue. The closing of the private placement occurred in two phases. Phase one was completed in December 2000, and was comprised of the issuance of the Common Shares and the issuance of the Series A Common Share purchase warrants. Phase two was completed in January of 2001, and was comprised of the issuance of the Series B Common Share purchase warrants after the shareholders and CDNX approved the transaction.

     In February of 2001 the Company commenced operations of its Oil & Gas Division with the purchase of oil and gas properties in Alberta and Prince Edward Island, Canada. By June 30, 2001 the Company had purchased oil and gas interests in approximately Cdn$2.1 million of proved developed and undeveloped oil and gas properties. These interests are held directly in the Company.

     On March 30, 2001 the Company issued 1,200,000 Class A Preference Shares-Series 2 (the “Series 2 Shares”) for gross proceeds of $1,200,000, with a cumulative preferential annual dividend rate of 5%. The Series 2 Shares are redeemable by the Company, re-tractable after 5 years by the holder, and convertible anytime during the first 30 months from March 30, 2001 into 1 “Unit” at a rate of $1.25 per unit. Each unit consists of 1 Common Share and 1 Common Share purchase warrant exercisable at $1.50 to acquire 1 Common Share for a period of two years from conversion. After 30 months each “Unit” is convertible at the 10 day weighted average trading price of the Common Shares immediately prior to conversion (the “Conversion Price"). Each of such “Unit” consists of 1 Common Share and 1 Common Share purchase warrant exercisable at the Conversion Price plus 10%, and for a period of two years from conversion.

     In November of 2001 the Company issued two allotments of 350,000 units, in a private placement to arm’s length placees, each at a firm price of US $4.00 per unit, for gross proceeds of US $2.8 million. Each of such units is comprised of one Common Share and one-tenth (1/10th) of one Common Share purchase warrant. Each whole warrant entitles the holder to purchase one Common Share at a purchase price of US $4.45 and is exercisable for a period of six months after the applicable closing.

B.  BUSINESS OVERVIEW

     ENGINEERING AND OFFSHORE DIVISION

     The Engineering & Offshore Division is headed by M&M Engineering and includes joint ventures with Newfoundland Service Alliance (“NSA”) and Magna Services Inc. (“Magna”). NSA was incorporated in December, 1996 to combine the expertise of its then five members and to provide comprehensive onshore support services to the Newfoundland oil and gas industry. As at June, 2001, NSA is jointly controlled by M&M, G.J. Cahill & Co. Ltd., Mobile Valve Repairs Ltd., SEA Systems Ltd., Peacock Inc., and Westinghouse Canada Inc. During 2001, new venturer Peacock Inc. bought into an equal share in the joint venture for $50,000. M&M’s ownership in NSA at June 30, 2001 was therefore 16.67%. In August, 2001, original venturer SEA Systems Ltd. was purchased by four of the five venturers, including M&M, resulting in M&M’s ownership in NSA increasing to 20.83%. Magna was incorporated in April 1997 to provide offshore support services to the Newfoundland oil and gas industry. Magna is jointly controlled by M&M and Jendore Limited. M&M’s ownership interest in Magna as of June 30, 2001 was 50%.

     M&M Engineering was incorporated in Newfoundland in 1968. M&M Engineering’s business includes fabrication and installation of process piping, installation of production equipment, steel tank erection, specialized welding services and industrial maintenance. In 1987, M&M Engineering established a wholly-owned subsidiary, M&M Offshore Limited (“M&M Offshore”), a Newfoundland corporation, to provide specialized welding capabilities, fabrication and servicing facilities to the offshore oil industry in Newfoundland and other Canadian markets. References herein to M&M Engineering include M&M Offshore unless specifically indicated. Together they are involved in the following businesses:

•	Oil refinery installations and maintenance,

•	Steel storage tanks, silos, stacks, penstocks and pipe spooling,

•	Specialized welding and fabrication for the offshore oil industry,

•	Process piping and equipment fabrication and installation,

•	Structural and miscellaneous steel components,

•	High pressure steam fitting and welding,

•	Pulp and paper mill process installations,

•	Mining process installations, and

•	Fabricated structures for buildings.

     Since 1987, M&M Offshore has completed a number of projects for the offshore oil industry. M&M Offshore has a staff of fitters, welders and engineers, as well as full-time quality assurance supervision. In performing shop fabrication and servicing for the offshore industry, M&M Offshore has produced pipe spooling, permanent and temporary guidebases, flow lines, tote tanks, caisson systems and manifolds. M&M Offshore is also certified and registered for the manufacture and repair of pressure vessels. In addition, M&M Offshore manufactures a wide range of steel storage tanks, including those for petroleum products, which are manufactured under strict Underwriters Laboratories of Canada 5600 series specifications. M&M Offshore also performs specialized welding of casing connectors, choke and kill lines and wellhead inlays using welding processes such as metallic inert gas, tungsten inert gas, submerged arc welding, shielded arc welding and flux core arc welding, in accordance with American Society of Mechanical Engineers and Canadian Standards Association welding specifications.

     Marketing and sales for M&M Engineering are carried out by its senior executives, with the assistance of a team of experienced estimators and project managers. Nearly all of the contracts and purchase orders obtained by M&M Engineering are acquired through the bidding process. Approximately 80% of the work is obtained from “invited tender” sources and the remaining 20% from an open tendering system. M&M Engineering’s clients are primarily large industrial customers , including the Hibernia Management and Development Company Limited, Labatt’s Breweries, Newfoundland Power, Abitibi Consolidated Limited, Corner Brook Pulp and Paper, Newfoundland and Labrador Hydro, Deer Lake Power Company, Iron Ore Company of Canada Limited, North Atlantic Refining Limited, and Ultramar Canada Limited.

     M&M Engineering has successfully completed large projects for a variety of Newfoundland-based industries. These projects are similar in nature to those which M&M Engineering will bid for in the future. Major past projects included:

     North Atlantic Refining Limited — M&M Engineering was originally involved with the construction of the 100,000 barrel per day oil refinery located at Come By Chance, Newfoundland, and for the past 25 years has provided annual maintenance and construction services for that facility. In September 1998, M&M Engineering was awarded the contract to rebuild four of the refinery’s 18 process heaters at a cost of Cdn$8.8 million. In October 2000 during North Atlantic Refining Limited’s yearly maintenance shutdown M&M was involved in over Cdn$5.8 million of work performing modifications and repairs to piping systems, process heaters and reactors. In September of 2001 M&M Engineering was awarded a contract for the rebuild of a process heater and associated structural steel fabrication and installation. Work on the contract resulted in over Cdn$2 million of revenue, and required upwards to 100 tradespeople. M&M Engineering also was involved in the fabrication of a structural steel platform which resulted in Cdn$500,000 in revenue and procure, built and installed a process heater for Cdn$2.3 million. This work was part of the Refinery’s annual maintenance and upgrading program.

     Newfoundland Transshipment Project — The Newfoundland Transshipment Project involved the construction of an onshore storage and transshipment facility for the Hibernia Oil Development Project approximately 150 kilometers from St. John’s, Newfoundland. For the initial phase of the project during fiscal year 1998, M&M Engineering installed all mechanical equipment, process piping and structural steel pipe and cable supports required at the project site, as well as fabricated all of the pipe piling and structural girders required for the transshipment loading dock. The initial phase of the project involved up to 200 tradespeople and approximately 150,000 manhours, and generated approximately Cdn $12 million in revenues. Based in part on M&M Engineering’s performance on the initial phase of the project, in July 1999, M&M Engineering successfully won its bid for the second “Terra Nova” phase of the project, which involved the construction and installation of a 500,000 barrel tank, an additional loading dock and pipelines, and resulted in revenues of over Cdn $7 million (see chart below). During fiscal 2001 M&M Engineering won the bid for Phase 3 of the project. M&M Engineering will completed the project in the second quarter of fiscal 2002, and that total revenues from the project were Cdn $2,400,000.

     Star Lake Power Project — The Star Lake Power Project involved the construction of a 15 MW hydro-electric power plant on the island of Newfoundland for Abitibi Consolidated Limited. During fiscal year 1998, M&M Engineering fabricated and installed all of the required steel structures including approximately two kilometers of steel penstock, and installed the power turbine and generator, generating approximately Cdn $6 million in revenues. The second phase of the Star Lake project will involve the construction and installation of an additional turbine and penstock.

     Marine Atlantic Project — The Marine Atlantic Project in Port-aux-Basques, Newfoundland involved the mechanical upgrading of fuelling facilities for Marine Atlantic’s ferry services between Newfoundland and Nova Scotia. The project was valued at $2.8 million and involved the supply and installation of a high capacity pumping systems including 3,000 feet of new pipelines along with electrical, instrumentation, insulation and structural support systems.

     The most significant projects completed by M&M Engineering in the last fiscal year, and through the date of this Annual Report, are summarized in the chart below.

DATE	CUSTOMER	PROJECT DESCRIPTION	REVENUES

September 2001	Granite Canal Penstock Project	The fabrication of the penstock began in the second quarter of fiscal 2002, with the installation to be completed by September 2002.	Cdn$3,000,000 by completion
September through December 2001	North Atlantic Refining Limited	The rebuild of a process heater and associated structural steel fabrication and installation. Fabrication of structural steel platform Procure, build and install process heater	Cdn$2,000,000 Cdn$500,000 Cdn$2,300,000
July 2001	Marine Atlantic Project	The Marine Atlantic Project in Port-aux-Basques, Newfoundland involved the mechanical upgrading of fuelling facilities for Marine Atlantic’s ferry services between Newfoundland and Nova Scotia.	Cdn$2,800,000
May 2001	Newfoundland Transshipment Project	Phase 3 of the project was completed in the second quarter of fiscal 2002. M&M Engineering installed all mechanical equipment, process piping and structural steel pipe and cable supports required at the project site, as well as fabricated all of the pipe piling and structural girders required for the transshipment loading dock.	Cdn$2,400,000
June 2000	NF Power Ltd.	This project consisted of fabrication of penstock to be utilized in a hydroelectric power project in Cape Broyle, Newfoundland.	Cdn$1,230,000
October 2000	North Atlantic Refinery Ltd.	This project involved maintenance work during a planned shut-down at the customer’s refinery in Come-by-Chance, Newfoundland, and the provision of union labor for modifications and repairs to piping systems, process heaters and reactors.	Cdn$5,800,000
December 2000	Corner Brook Pulp & Paper Ltd.	This project involved the installation of additional piping designed to increase the speed of the customer’s paper machine.	Cdn$550,000

     Raw steel shapes, pipes and fittings comprise the majority of M&M Engineering’s purchasing requirements. M&M Engineering purchases such raw materials from a variety of steel supply companies and warehouses in Newfoundland and Eastern Canada, and is not dependent on a single or limited supplier.

     M&M Engineering generally retains approximately 76 employees, and up to 700 workers in its fabrication and contracting facilities at peak periods. Management of the Company believes labor relations are good and is not aware of any potential labor dispute. M&M Engineering is a signatory to all applicable union agreements of the Building Trades Council, and utilizes union labor for mechanical contracting work. Approximately 30 employees of M&M Offshore are subject to a three-year contract with the Fishermen Food and Allied Workers Union, which contract will terminate in 2002. M&M Engineering has a good employee health and safety record, and the Company is not aware of any environmental, product liability or service liability claims.

     In 1988, M&M Engineering entered into a Manufacturing and Servicing Agreement (the “ABB Agreement”) with ABB Vetco-Gray Canada Inc. (“ABB Vetco-Gray”), a large international corporation which provides specialized equipment and services to the oil industry. The ABB Agreement was subsequently extended to January 2001 with automatic renewals thereafter (subject to prior termination by either party). The ABB Agreement provides that ABB Vetco-Gray will purchase all of its service requirements in the territory of Eastern Canada (including the Eastern Arctic) through M&M Engineering, subject to M&M Engineering’s ability to meet such requirements. ABB Vetco-Gray was awarded a multi-million dollar contract with the Hibernia Management and Development Company Limited for the supply of wellhead and other subsurface equipment for the production phase of that project. Management believes that M&M Engineering may realize substantial revenues under this contract for maintenance services to the Hibernia project over the next twenty years.

     OIL & GAS DIVISION

     The Company’s Oil & Gas Division commenced operations February of 2001 as part of an initiative to increase corporate cashflow. The Company formed an oil and gas division initially through the acquisition of properties in 2 strategic areas of oil and gas development, the proven historic region of Western Canada and the new frontier of Atlantic Canada. The Company believes that generating activity in both regions will benefit the Company as cashflow from production increases on advanced properties in Western Canada could assist in funding exploration in Atlantic Canada. Canada. Total production revenue for the year ended June 30, 2001 was Cdn$382,740. The majority of the division’s properties are in the exploration stage. It is the division’s expectation that the exploration program will result in growth of production revenues for the period ending June 30, 2002.

     Certain properties in which the division holds an interest sells oil and gas production to integrated oil and gas companies and marketing agencies. Sales prices are generally set at market prices available in Canada and/or the United States.

     Our business is not seasonal, but increased consumer demand in certain months of the year can influence the price of our produced hydrocarbons, depending on the circumstances.

     The division does not have a reliance on raw materials, as it operates in an extractive industry.

     There is an existing and available market for the oil and gas produced from the division’s properties. However, the prices which we obtain for our production are subject to market fluctuations which are affected by many factors, including supply and demand. Numerous factors beyond our control which could affect pricing include:

•	the level of consumer product demand;

•	weather conditions;

•	domestic and foreign governmental regulations;

•	the price and availability of alternative fuels;

•	political conditions;

•	the foreign supply of oil and natural gas;

•	the price of foreign imports; and

•	overall economic conditions.

     The division does not have a reliance on any significant patents or licenses.

     The oil and gas business is highly competitive in every phase. Many of the competitors of the division’s properties have far greater financial and technical resources, established multi-national operations, secured land rights and licenses which the division does not have. As a result, the division may be prevented from participating in large drilling and acquisition programs.

     The various Canadian provinces have established statutes and regulations requiring permits for drilling, drilling bonds to cover plugging contingencies, and reporting requirements on drilling and production activities. Activities such as well location, method of drilling and casing wells, surface use and restoration, plugging and abandonment, well density, and other matters are all regulated by a governing body.

     The division’s activities are subject to numerous provincial and federal statutes and regulations concerning the storage, use and discharge of materials into the environment, and many other matters relating to environmental protection. These regulations may adversely affect our operations and cost of doing business. It is likely that these laws will become more stringent in the future.

C.   ORGANIZATIONAL STRUCTURE

     The organizational structure of the Company is displayed in the chart above under Item 4. The Company holds 100% of the equity and voting shares of M&M Engineering Limited, a Newfoundland and Labrador corporation. M&M Engineering Limited in turn holds 100% of the equity and voting shares of M&M Offshore Ltd., a Newfoundland corporation. The Oil and Gas Division consists of direct and indirect ownership in various oil and gas properties located in Alberta, Ontario and Prince Edward Island. As at June 30, 2001, the Company holds an investment in 11,348,200 issued and outstanding common shares with a par value of 10 Indian Rupees in KEOPL EPS Oakwell Power Ltd., an Indian special purpose company, or according to KEOPL 12% of that entity’s voting shares at that time. It is anticipated that a further financing of KEOPL will dilute the Company’s equity interest of KEOPL to approximately 3% earned interest.

D.   PROPERTY, PLANT AND EQUIPMENT

     The Company’s executive and Oil & Gas Division offices are rented and located at 2 Adelaide Street West, Suite 301, Toronto, Ontario, Canada. M&M Engineering owns the facilities at 456 Logy Bay Road, St. John’s, Newfoundland and Labrador, Canada, consisting of buildings containing 40,000 square feet of fabrication area and 7,500 square feet of office space. The land and improvements owned by M&M Engineering are security for a first priority mortgage in favor of RoyNat, Inc., and a second priority lien in favor of CIBC.

     The Company also owns land located on Caribou Road in Port Aux Basques, Newfoundland. The property consists of two parcels of land. The larger of the two parcels is improved with a 52 and 104 foot high steel frame building, containing 44,000 square feet, designed for and utilized as a fabrication and assembly shop. The second parcel of land is improved with a large building containing a total of 96,000 square feet including an attached two story office section (with full basement) and a one story office section.

     The Company’s Oil & Gas Division’s major activities are in the oil and gas exploration and production business. The division began acquisitions in February 2001 in the provinces of Alberta and Ontario, and has acquired an interest in exploration and development permits in the province of Prince Edward Island.

     Proved Reserves: The following table reflects the estimates of the Company’s proved reserves as at June 30, 2001:

Gas Reserves (MMcf)		NPV@10%(1)
Proved Developed	593	$1,471,000
Proved Undeveloped	285	649,000

Total	878	$2,120,000

Natural Gas Liquids (MBbls)
Proved Developed	23.4	n/a	(2)
Proved Undeveloped	nil	nil

Total	23.4	n/a	(2)
Oil Reserves (MBbls)
Proved Developed	0.6	$5,000
Proved Undeveloped	nil	nil

Total	0.6	$5,000
MBbls Equivalent (3)
Proved Developed	122.8	$1,476,000
Proved Undeveloped	47.5	649,000

Total	170.3	$2,125,000

(1)	Cash flows from the proved reserves were discounted at 10%.

(2)	Discounted cash flows from natural gas liquids were included with gas discounted cash flows.

(3)	Gas was converted to MBbls in the standard ratio of six Mcf equals one Bbl.

     Productive wells and production. As of June 30, 2001 the Company had received gas revenues from 7 gas wells and 2 oil wells. Production amounts during the period ending June 30, 2001 are as follows:

Gross revenue from gas sales	$373,427
Gross revenue from oil sales	9,313
Net mcf gas production	51,041
Net boe liquids production	510
Net mboe oil production	211
Average revenue per boe	Cdn $65.11
Average production cost per boe	Cdn $29.90
Average netback per boe	Cdn $37.21

     Abbreviations:

     mcf: one thousand cubic feet

     boe: barrels of oil equivalent converting 6 mcf of natural gas or one barrel of natural gas liquids to one barrel of oil equivalent.

     Acreage. The following table sets forth the developed and undeveloped acreage of the projects in which the Company holds an interest, on both a gross and a net basis as of June 30, 2001. The amount included in proved undeveloped acreage recognizes only the acreage directly offsetting locations to wells that have indicated commercial production in the objective formation, and that the Company expects to drill in the near future.

LEASEHOLD ACREAGE

Total Leasehold Acreage
Gross Acres	538,271
Net Acres	136,472
Developed Acreage
Gross Acres	3,764
Net Acres	1,218
Undeveloped Acreage
Gross Acres	534,507
Net Acres	135,254

     Drilling Activity. As of June 30, 2001 the Company through the Oil & Gas Division had not performed any drilling activities.

     Present Activities, Exploration and Drilling Program. The Oil & Gas Division has a portfolio of proven, producing and/or prospective oil and gas properties in the Western Sedimentary Basin of Western Canada and in the Maritimes Basin of Atlantic Canada. In October of 2001 the Company announced a multi-well drilling and exploration program focused on prospective properties located in proven productive areas of Alberta, Canada. The multi-well program involves investments by the division through partnering and farm-in alliances with other oil and gas companies to share risk and diversify opportunities.

     Farrow, Alberta: The Company acquired a 31.5% interest in a half section of land (320 acres) by paying 75% of the costs to acquire of 4 square miles of 3D seismic data. The well was drilled out then cased as an oil well. The well was stimulated with a 40 tonne frac, which resulted in a productive response from the Glauconite formation beneath the well. The pump jack and battery facilities are in place and the well is currently production testing and producing oil. Reservoir pressure was measured at 1100 psig and 95 barrels of oil was recovered in 20 hours. Stabilized rates and reserve size are yet to be determined.

     Cherhill, Alberta: The Company holds a 30% interest in the Cherhill property. The Cherhill prospect indicates a 2.5 metre (approximately 8 feet) natural gas pay zone in the lower Belly River formation.

     Edson, Alberta: The Company has agreed to participate in drilling a test well and paying 15% of the initial drilling and completing cost to earn a 10% working interest in one section of land (640 acres) to earn a 10% straight up interest in an additional 2 sections (1280 acres) in Edson, Alberta. The test well is expected to spud in December 2001 and be drilled to a target depth of approximately 3,000 meters in January 2002.

     Brazeau River Prospect, Alberta: This project is comprised of 2 sections of land (1280 gross acres) in which the Company has (i) a 50% interest before pay-out; (ii) a 25% interest after pay-out in the test well, and (iii) a 25% earned interest in the project. The test well was drilled and completed as a Rock Creek oil well and production tested at stabilized rates of 20 bbl/d oil and 100,000 cubic feet/day gas. The well is currently shut in pending evaluation of a single well battery.

     Olds-Innisfail Prospect, Alberta: The Olds-Innisfail prospect encompasses 6 sections of land (3840 gross acres). The initial exploration consisted of 3 prospective drilling locations of 2 sections (1280 gross acres) each- a test well and an earned section. The Company holds a 25% interest before pay-out, and a 12.5% after pay-out in each of the test wells. In addition, the Company project earns a 12.5% interest in an additional section (640 acres) by drilling each test well. As of the date of this Annual Report the Company has participated in the drilling of 3 test wells and earned a 12.5% working interest in 3 additional sections. One test well is a suspended Basal Quartz gas well which is pending completion. One test well is a shut in Viking Gas well that flow tested at a stabilized rate of 500,000 cubic feet/day and one test well was dry and abandoned.

     Caroline Property, Alberta: The Company is participating in developing 1 section of land (640 gross acres), and has a 22.5% interest before payout and a 16.875% interest after payout. The well was drilled to a depth of approximately 2,800 meters and is being cased as a Glauconite gas well and an Elkton oil and gas well. It is anticipated that this well will be completed and on line early in the new-year.

     Sibbald Property, Alberta: The Sibbald property is located in Townships 28 and 29, Range 02 W4M, approximately 160 miles east of Calgary, Alberta. The Company holds an average 50% working interests in approximately 6,400 gross acres of land. Two wells are currently producing gas from the Bakken Formation of the Mississippian Period. The Company’s technical advisors have proposed a program to drill for Viking and Colony gas, workover Section 6-28 for Belly River gas and re-work Sections 7-30 and 12-29 for Glauconite oil.

     Prince Edward Island Property: The Company has acquired a 25% interest in a property consisting of over 500,000 acres under permit for all hydrocarbons including conventional and coalbed methane gas. The property is located within central Prince Edward Island, Canada (“PEI”) which sits within the Southwestern part of the Maritimes Basin and is underlain by Carboniferous and Permian sedimentary strata of the Gulf of St Lawrence and Sydney Sub- Basin. These rocks mainly consist of fine to coarse grain terrigenous clastic sediments including carbonates, evaporates, coal beds and red-beds. Coal has been mined from these coal measures within New Brunswick and Nova Scotia and they are similar in age and lithology to the coals of Black Warrior, Appalachian and Illonois Basins of the eastern United States.

     The Maritime Basin is known to contain substantial coal reserves at depths that are considered to be good for the retention of coalbed methane gas. Recent work by the Geological Survey of Canada suggests that these coal measures are coincident with mappable seismic horizons that occur over a 66,000 square kilometer area of the Maritimes Basin. In addition, Grant and Moir, 1992, suggest that seam thickness, coal density and methane content indicate a large methane resource within this area. They have also shown that the coal measures exist beneath PEI and could contain coalbed methane resources that are estimated at 7.6 TCF.

     According to a report prepared by Mercator Geological Services Limited, of Dartmouth, Nova Scotia, detailed stratigraphic correlation of drill well data has confirmed the presence of 20 coal seams of 2-3 meters in thickness and total accumulations of up to 40 meters underlie the property. Onshore and offshore seismic data have also identified numerous coal-bearing horizons. This data suggests that fracturing and cleating development has occurred within the basin resulting in increased coal porosity. Experiments have shown that the strata experienced temperatures equivalent to the oil and gas formational window, and vitrinite reflectance data from coal samples has shown that the coal rank is sufficient to produce high gas values. Theoretical gas calculations for the coal underlying PEI has resulted in an estimated resource of 7.6 TCF.

     The potential for convential gas resources has also been documented within the Maritimes Basin. Studies have shown that the coal rank is sufficient to produce high gas values. Source rock studies indicate that the early Carboniferous rocks are oil-prone and the upper Carboniferous rocks are gas prone. In addition excess coal gas expelled during coalification may have charged nearby reservoirs.

     Management of the Company believes the conventional hydrocarbon potential of the Maritimes Basin is exemplified by the Stoney Creek oil and gas field and the East Point E-49 gas discovery and the recent discoveries onshore in New Brunswick. The Stoney Creek field reportedly produced over its lifetime 800,000 barrels of oil and 28 MMcf of natural gas. The East Point E-49 well, located just off-shore at the north east point of PEI reportedly produced 5.3 MMcf/day from a 12 meter sandstone interval during drill stem tests with an estimated 77.3 Bcf of gas in place. The onshore New Brunswick discoveries have indicated a potential of 300 Bcf of natural gas. Management believes that these examples demonstrate that the Carboniferous rocks of eastern Canada are capable of generating and retaining hydrocarbons.

     In addition, management believes that the PEI property offers potential for both coalbed methane and conventional gas resources. An exploration program focusing on geophysics and study of available drill well logs has been ongoing with detailed assessment of existing seismic sections and maps being scanned and converted to digital format. Approximately 450 kilometers (280 miles) of seismic lines have been processed to date. The consulting geologist and geophysicist are recommending the acquisition and or production of further seismic data, among other sciences, to help in formulating drill targets for an anticipated multi-well drilling and primarily gas exploration program in 2002.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion should be read in conjunction with the “Selected Historical Financial Data of EPS” appearing above and the Company’s Consolidated Financial Statements for the Fiscal Years Ended June 30, 1999, 2000 and 2001, the notes thereto and other financial information included elsewhere in this Annual Report. Unless otherwise indicated, the following discussion is based on Canadian dollars and presented in accordance with Canadian Generally Accepted Accounting Principles. For reference to differences between Canadian and US GAAP see note 16 of the consolidated financial statements. Certain information contained below and elsewhere in this Annual Report, including with respect to our plans and strategy for our business, are forward-looking statements. See “Risk Factors” for a discussion of important factors which could cause actual results to differ materially from the forward-looking statements contained herein.

Overview

     The Company is a corporation amalgamated under the laws of the Province of Ontario, is an energy source and service company which operates an Engineering & Offshore Division, and an Oil & Gas Division. The consolidated financial results include the accounts of the Company and its wholly owned subsidiary M&M Engineering Limited (“M&M”), a Newfoundland and Labrador company, and M&M’s wholly-owned subsidiary M&M Offshore Limited (“MMO”), a Newfoundland and Labrador company (collectively, “M&M Engineering & Offshore”). M&M Engineering is an industrial, mechanical and electrical contractor. M&M Offshore (i) produces steel components for structures and heavy industry; (ii) manufactures pressurized vessels and tanks; and (iii) provides in-plant fabrication, welding and assembly services for the offshore oil industry at its 40,000 square foot and 15 acre production yard in St. John’s, Newfoundland. At present, the activities of The Company’s Oil & Gas Division including exploration, development and production of oil and gas properties and reserves are conducted in the Company.

     During fiscal 2001 the Company decided to discontinue its efforts to act as a developer of independent power projects. The Company is actively seeking a developer who will purchase its interest in the Karnataka Project. In addition, the Company intends to monetize its investment in the Andhra Pradesh Project on or before June 30, 2002. This division has been treated as discontinued operations for accounting purposes (see Note 19). As such the operations of the Company’s Power Division have been excluded from the consolidated statement of loss and deficit from continuing operations in current and prior periods.

     During fiscal 2000 EPS disposed of its interests in Merlin Engineering A.S. (“Merlin”) and divested ASI Holdings, Inc. (“ASIH”). These operations have been treated as discontinued operations for accounting purposes (see Note 19). As such, the operations of Merlin and ASIH have been excluded from the consolidated statement of loss and deficit from continuing operations in current and prior periods.

     Revenue for M&M Engineering is generated principally from contracts or purchase orders awarded through a competitive bidding process. Revenue from construction and fabrication contracts is recognized on the percentage of completion basis, pursuant to which contract revenues are recognized by assessing the value of the work performed in relation to the total estimated cost of the contract based upon the contract value.

     The Company follows the full-cost method of accounting for oil and gas activities wherein all costs associated with the acquisition of, exploration for, and the development of oil and gas reserves are capitalized. These costs are capitalized in one cost center, Canada. Such costs include lease acquisitions, geological and geophysical expenditures, lease rentals on non-producing properties, drilling, equipment, and technical consulting directly related to exploration and development activities. All other general and administrative costs, including interest, are characterized as expenses. Proceeds from sales of oil and gas properties are recorded as reductions of capitalized costs. The Company applies an annual “ceiling test” to capitalized costs to ensure that such costs do not exceed the estimated value of future net revenues from production of proven reserves at current prices less future costs of general and administrative expenses, financing and income taxes.

A.   RESULTS OF OPERATIONS

     The following discussion of the results of operations of the Company is a comparison of the Company’s two fiscal periods ended June 30, 2000 and 2001.

     Revenue: The Company’s consolidated revenues of $19.2 million for the year ending June 30, 2001 increased by 1% from $18.9 million reported during the same period the previous year. New sources of revenue from the Company’s Oil and Gas Division, which commenced February 1, 2001, contributed to this revenue growth.

     Gross Profit: Consolidated gross margins for the fiscal period ending June 30, 2001 decreased 34% to $2.5 million from $3.8 million in 2000. The difference was primarily due to decreased profit margins from the Company’s Engineering and Offshore Division. During fiscal 2001 gross profit margins from the Engineering and Offshore Division were 13% compared to 20% the previous year. The difference is attributable to both a high volume low margin contract included in revenues in 2001 and a high volume high margin contract included in revenues in 2000. Consolidated gross profit includes a 43% gross profit margin derived from the Company’s Oil & Gas Division.

     Consolidated EBITDA: Consolidated EBITDA of $0.2 million for the twelve-month period ending June 30, 2001 was substantially higher against a consolidated EBITDA loss of $0.3 million reported for the previous twelve month period, a swing of $0.5 million. The consolidated EBITDA increase was largely due to the benefits of a corporate restructuring initiated at the end of fiscal 2000 as well as the additional cash flow from the introduction of the Oil and Gas Division. The creation the Oil & Gas Division resulted in an increase $0.2 million of EBITDA for the twelve month period ending June 30, 2001.

     Loss from Continuing Operations before Income Taxes: Losses from Continuing Operations before Income taxes increased 100% to $2.2 million during fiscal 2001 from $1.1 million the previous year. The majority of the increase was due to a non-cash write down of inactive capital assets of $1.5 million. Before this write down, the losses from continuing operations before income taxes would have been reduced by 35% to $0.7 million. This reduction is due primarily to the corporate restructuring which commenced during fiscal 2000.

     Current and Future Income Taxes: Effective July 1, 2000, the Company changed its method of accounting for income taxes from the deferral method to the liability method. The liability method requires that accumulated tax balances be adjusted to reflect changes in the tax rates. This standard was applied retroactively; however, as permitted under the new rules, comparative financial information has not been restated, as the difference was insignificant. During the fiscal period ending June 30, 2001 a net future income tax credit of $1.2 million was realized compared to a net future income tax charge of $0.3 million during fiscal 2000. The tax credit during fiscal 2001 was primarily due to a valuation allowance charge of $1.1 million for expected future income from the Company’s oil and gas properties. During fiscal 2001 the effective tax rate for the Company was 43% and fiscal 2000 45%.

     Net losses from Continuing Operations: Consolidated loss from continuing operations for the twelve month period ending June 30, 2001 was $1.0 million, 32% less than the loss from continuing operations reported for the previous twelve month period.

     Net losses from continuing operations per share: As a result of the foregoing, net losses from continuing operations per share for the twelve month period ending June 30, 2001 decreased 50% to $0.23 per share from $0.46 per share for fiscal 2000.

     Discontinued Operations: Losses incurred from discontinued operations result from the Company’s discontinued Power Division and the disposition of ASI Holdings Limited and Merlin Engineering AS. Losses from discontinued operations increased 108% to $2.7 million for the twelve month period ending June 30, 2001 compared to $1.3 million in the previous fiscal period. The loss was primarily due to the write down of the Karnataka Project and other charges taken against the Company’s Independent Power Projects.

     Net losses and Net losses per share: As a result of the foregoing, net loss increased 33% to $3.6 million as compared to a net loss incurred of $2.7 million during the previous fiscal period. Net loss per share decreased 1% to $0.85 per share for the fiscal period ending June 30, 2001 from $0.86 per share for the previous twelve month period.

     The following discussion of the results of operations of the Company is a comparison of the Company’s two fiscal periods ended June 30, 1999 and 2000.

     Revenue: Revenue for the fiscal period ended June 30, 2000 decreased 10% to $18.9 million from $21.1 million the previous year. This reduction was caused by a reduction in revenue of $2 million in M&M Engineering. M&M Engineering’s revenue is primarily dependent upon open tender, large industrial projects. Fiscal 2000 revenue included the results of Phase 2 of the Newfoundland Transshipment terminal project. Fiscal 1999 revenue was derived primarily from a large project at North Atlantic Refinery Ltd., consisting of plant modifications and repairs.

     Gross Profit: Gross profit for the fiscal period ending June 30, 2000 increased 19% to $3.8 million from $3.2 million in 1999. The $0.6 million increase in gross margins was primarily caused by lower direct labor costs incurred by M&M Engineering.

     EBITDA (Loss): Consolidated EBITDA (Loss) for the fiscal period ending June 30, 2000 decreased 73% to ($0.3) million from ($1.1) million in 1999. The decrease in EBITDA (Loss) in 2000 was primarily caused by a ($0.6) million increase in EBITDA from the Engineering Division.

     Loss from Continuing Operations before Income Taxes: Losses from continuing operations before income taxes decreased 48% during fiscal 2000 to $1.1 million from $2.1 million the previous year. The majority of the changes in income from continuing operations before tax are attributable to the changes in EBITDA over the three fiscal periods.

     Current and Future Income Taxes: Income taxes for the fiscal period ending June 30, 2000 increased 50% to $0.3 million from $0.2 million during fiscal 1999. Future income taxes during fiscal 2000 and 1999 relate solely to the operations of M&M Engineering. During fiscal 2000 the Company did not recognize any of the future income tax benefit of the $8.2 million of non-capital losses and $10.8 million of capital losses available to the parent company. The combined Federal and Provincial income tax rate for the fiscal years ended 2000 and 1999 is 45%.

     Net losses from Continuing Operations and net losses from Continuing Operations per Share: As a result of the foregoing, net losses from continuing operations decreased 39% to $1.4 million during fiscal 2000 from $2.3 million during fiscal 1999. Net loss from continuing operations per share decreased 54% to $0.46 in fiscal 2000 from $0.99 in fiscal 1999.

     Discontinued Operations: Losses incurred from discontinued operations result from the Company’s discontinued Power Division and the disposition of ASI Holdings Limited and Merlin Engineering AS. Losses from discontinued operations were reduced 77% to $1.3 million during fiscal 2000 from $5.7 million during fiscal 1999. Approximately $3.8 million of the $4.4 million reduction was due to reduced consolidated expenditures from ASIL which were not repeated in fiscal 2000. During fiscal 2000 operations at ASIL were suspended and the Company adopted a formal plan of disposition effective June 30, 2000.

     Net Losses and Net Losses Per Share: As a result of the foregoing, net loss decreased 66% to $2.7 million during fiscal 2000 from $8.0 million during fiscal 1999. Net losses per share decreased 75% for 2000 to $0.86 from $3.46 for 1999.

B.   LIQUIDITY AND CAPITAL RESOURCES

     Cash resources at June 30, 2001 were $1.2 million, compared to $1.7 million at the end of the previous year. During fiscal 2001 the Company recovered approximately $3.4 million from it’s investment in KEOP (the Andhra Pradesh Project) and issued common and preference shares for a gross proceeds of $1.6 million. The available cash was used to acquire $1.7 million of oil and gas properties and to repay $1.9 million in prior advances from shareholders. The remainder of cash resources of approximately $1.3 million was applied to fund operating activities.

     The Company’s primary sources of liquidity and capital resources historically have been cash flows from the operations of the Engineering and Offshore Division, issuance of Common Shares and advances from shareholders. During fiscal 2000 the Company initiated the recovery of its investment in KEOPL (the Andhra Pradesh Project). During fiscal 2002 it is expected that primary sources of liquidity and capital resources will be derived from the operations of the Engineering and Offshore Division, revenues from the Oil and Gas Division, additional issuances of share capital and the final recovery of the Company’s investment in KEOPL of approximately $3.5 million.

     The Company’s subsidiaries currently maintain their own debt facilities. M&M Engineering’s credit facility, through Canadian Imperial Bank of Commerce (“CIBC”) was initially entered into in December 1994 and is most recently amended on March 9, 2000. The CIBC credit facility currently allows M&M Engineering to borrow up to the lesser of (i) $1.75 million, or (ii) 75% of receivables from government or large institutions/corporations and 60% of other receivables to finance working capital requirements on a revolving basis. The CIBC credit facility is payable upon demand. As of June 30, 2001, the principal balance outstanding under the credit facility was $0.8 million, compared to $0.5 million as at June 30, 2000. As security for repayment of the credit facility, M&M Engineering granted to CIBC a first priority lien on pledged receivables, inventory and specific equipment; a second priority lien on land, buildings and immovable equipment; and an assignment of insurance. M&M Offshore also guarantees the CIBC credit facility. The credit agreement requires M&M Engineering to satisfy certain financial tests, limits the amount of indebtedness M&M Engineering may incur and restricts the payment of dividends.

     M&M Engineering is also indebted to RoyNat, Inc. (“RoyNat”) in the total amount of $0.6 million as of June 30, 2001 (as compared to $0.7 million in 2000). This indebtedness arose in connection with a mortgage loan, which was renewed August 2000.

     The original credit was offered on May 18, 1990 by RoyNat to M&M Engineering in connection with the purchase of its 40,000 square foot fabrication facility in St. John’s, Newfoundland. The mortgage bears interest at RoyNat’s cost of funds plus 3.25%, and is payable in monthly principal payments of $7,000, plus interest. As security, M&M Engineering granted a first priority lien on land and building, and a secondary lien on all other assets of M&M Engineering, subject to a first priority lien in favor of CIBC. M&M Offshore has also guaranteed this mortgage.

     Outlook and Prospective Capital Requirements. The Engineering and Offshore Division is currently working on a backlog of contracts which should carry over to the next fiscal year and beyond. Further development of Atlantic Canada’s offshore infrastructure could feed further growth for the Engineering and Offshore Division. In addition the Oil and Gas Division is adding positive cashflow to fund corporate operations and future development and growth strategies. At present the Company intends to acquire additional oil and gas interests.

     As part of the Company’s oil and gas exploration and development program the Company expects to expend significant capital resources expanding its existing portfolio of proved and probable oil and gas reserves. The amount of such expenditures will likely be greater than $2.0 million in the current fiscal years. These expenditures can be funded through existing cash held by the Company. Any excess expenditure will likely be funded by additional capital issued by the Company.

     Subsequent to the end of the fiscal year shareholders of the Company exercised 1,000,000 Series B Warrants for total consideration of $0.8 million, and the Company issued 700,000 units at US $4.45 per unit for consideration of US $2.8 million. In addition officers, directors and consultants exercised 179,000 Common Share purchase options for total consideration of $0.4 million. On December 5, 2001 320,000 preferred shares were converted into Common Shares and the 320,000 underlying warrants were exercised for consideration of $0.5 million. These funds, in addition to $1.2 million in cash held at June 30, 2001, will be adequate in managements opinion to fund the future growth and to allow the Company to develop opportunities in its Oil and Gas Division and support the working capital requirements of its Engineering and Offshore Division.

     With respect to anticipated capital expenditures over the next twelve months, M&M Engineering is expected to expend approximately $0.5 million for new and used manufacturing and office-related equipment. Such equipment, which could be utilized to generate additional construction revenues, could financed through capital leases with equipment manufacturers or credit arrangements with M&M Engineering’s existing lenders.

     The Company’s future profitability over the longer term will depend upon its ability to successfully implement its business plan. M&M Engineering has, in the past, focused on engineering, manufacturing and fabricating process piping, production equipment, steel tanks and other metal products requiring specialized welding and fabrication abilities. Management believes that several opportunities are developing in the Atlantic provinces of Canada which will enable M&M Engineering to maintain and increase this business. These opportunities include the proposed offshore oil and gas projects for the Terra Nova Oilfield and White Rose Oilfield off Newfoundland, the Sable Offshore Energy Project off Nova Scotia and the Hebron Oilfield on the Grand Banks. Management believes that other opportunities will exist with respect to mechanical fabrication and maintenance of production equipment for refineries, private sector power generation projects (primarily for mining and natural resources) and for paper and pulp mills (including environmental equipment).

     Recently Issued United States Accounting Standards: In June 2001, the FASB issued FASB Statement No. 141, “Business Combinations” (SFAS 141), and No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassifies the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

     SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 31, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires that the Company complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142.

     The Company’s previous business combinations were accounted for using the purchase method. As of June 30, 2001, the net carrying amount of goodwill is $2,056,832. Amortization expense for the year ended June 30, 2001 was $261,258. Currently, the Company is assessing, but has not yet determined how the adoption of SFAS 141 and SFAS 142 will impact its financial position and results of operation.

     In August 2001, the FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for the fiscal year ending June 30, 2003. Management believes the adoption of this statement will have no material impact on the financial statements.

     In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets.” SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuous operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, is to be applied prospectively. Currently, the Company is assessing, but has not yet determined how the adoption of SFAS 144 will impact its financial position and results of operation.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES ETC.

     Not applicable.

D.   TREND INFORMATION

     Seasonality: The Company’s Engineering & Offshore Division operates in a cyclical industry. Fabrication industry activity levels are generally dependent on the level of capital spending in heavy industries such as mining, forestry, oil and gas and petrochemicals. The level of industry profits, capacity-utilization in the industry and interest rates often affect capital spending in these industries. Success in fabrication will be dependent on the Engineering & Offshore Division’s ability to secure and profitably perform fabrication contracts. The Company’s fabrication subsidiaries do not have a consistent history of securing and performing fabrication contracts on a profitable basis and are generally undercapitalized. Fixed price fabrication contracts contain the risk of bid error or significant cost escalation with regard to either labor or material costs, combined with a limited ability to recover such costs from the applicable client.

     The Company’s Oil & Gas Division is not a seasonal business, but increased consumer demand in certain months of the year can influence the price of produced hydrocarbons upward, depending on the circumstances. Productive capacity of the Company’s oil and gas properties is the primary determinant for the volume of sales during the year.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

     The table on the next page sets forth the names of all directors and executive officers of the Company as of the date of this Annual Report, with each position and office held by them in the Company, and the period of service as a director or as an officer.

Date First Elected as
Director or
Appointed Officer
Name	Birthdate	Position with the Company and/or its Subsidiaries	of the Company

James C. Cassina	9/26/56	President and Chief Executive Officer of Energy Power Systems Limited beginning July 22, 1998; Director of Energy Power Systems Limited, President and Director of EPS Karnataka Power Corp. since September 30, 1998; Director of Euro-India Power Canara Private Limited since October, 1999	September 1996

Sandra J. Hall	5/12/64	Director of Energy Power Systems Limited; Secretary of Energy Power Systems Limited beginning July 22, 1998; Vice President of Corporate Affairs beginning October 29, 1999; Director and Secretary-Treasurer of EPS Karnataka Power Corp. since September 30, 1998	December 1997

Date First Elected as
Director or
Appointed Officer
Name	Birthdate	Position with the Company and/or its Subsidiaries	of the Company

Scott T. Hargreaves	6/10/67	Chief Financial Officer of Energy Power Systems Limited beginning February 15, 1999	February 1999

John H. Brake	5/4/41	President and Director of M&M Engineering Limited; President of M&M Offshore Ltd.; Director and President of Energy Power Systems Limited until July 22, 1998	April 1996

Tom A. Warren	6/04/41	Director and Secretary of M&M Engineering Limited; Secretary of M&M Offshore Ltd.; Director and Secretary of Energy Power Systems Limited until July 22, 1998	April 1996

David R. Myers	1/14/51	Vice President and Director of M&M Engineering Limited; Director of Energy Power Systems Limited until July 22, 1998	April 1996

Ramesh K. Naroola	9/26/45	Director of Energy Power Systems Limited since October 1, 1999; Director of EPS Karnataka Corp. since October 29, 1999	October 1999

Ian S. Davey	1/4/58	Director of Energy Power Systems Limited since December 1997	December 1997

Milton Klyman	9/1/25	Director of Energy Power Systems Limited from December 1997 to September 2000, and again from April 2001 to the date of this Annual Report	December 1997

     All of the directors will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of Amalgamation or Bylaws of the Company. Subject to the terms of employment agreements, if any, executive officers are appointed by the Board of Directors to serve until the earlier of their resignation or removal, with or without cause, by the Directors.

     There are no family relationships between any two or more Directors or executive officers. There are no arrangements or understandings between any two or more Directors or executive officers.

     Mr. James C. Cassina has been President and Chief Executive Officer of the Company since July 1998 and has been a Director of the Company since September 1996. Prior thereto, Mr. Cassina was a self-employed business consultant. During the past five years, Mr. Cassina has also served as President and principal of Core Financial Enterprises Inc., a private investment company. Mr. Cassina is a director of Oil Springs Energy Corp., and API Electronics Group Inc., Euro-India Power Canara PVT Ltd., and Konsaseema EPS Oakwell Power Limited. Mr. Cassina is an officer, director and principal of Core Financial Markets Ltd., and 1118836 Ontario Inc. Mr. Cassina is an officer, director and principal shareholder in Bonanza Blue Corp.

     Ms. Sandra J. Hall has been a Director of the Company since December 1997 and Secretary of the Company since July 1998. Beginning October 29, 1999, Ms. Hall was appointed the Company’s Vice President of Corporate Affairs. From September 1996 to April 2000 Ms. Hall served as comptroller of API Electronics Group Inc., and has been director of API Electronics Group Inc., since April 2000. From 1982 until September 1996, Ms. Hall was an accountant for Duguay and Ringler Corporate Services. Ms. Hall is an officer and a director of Eugenic Corp., and 1407271 Ontario Ltd.

     Mr. Scott T. Hargreaves has been Chief Financial Officer of the Company since February 1999. For two years prior to joining the Company, he was a corporate finance partner at Loewen, Ondaatje, McCutcheon Limited, a Toronto based investment banker/broker. From September 1991 to October 1997 he worked as an Assistant Vice President in corporate finance at Price Waterhouse, where he specialized in the utilities sector.

     Mr. John H. Brake has been the President and a Director of M&M Engineering since 1973. Mr. Brake was also President of the Company from February 1996 through July 1998. Mr. Brake is a member of the Association of Professional Engineers and Geoscientists of Newfoundland, the Professional Engineers of Ontario, the Engineering Institute of Canada and the Labour Relations Board for the Province of Newfoundland. Mr. Brake is a founding director of the Newfoundland Construction Labour Relations Association, and a past President of the Newfoundland and Labrador Construction Association.

     Mr. Tom A. Warren has been a director and the Secretary of M&M Engineering, ASIH and ASIL since April 1996. Mr. Warren was also a Director and Secretary of the Company from May 1996 through July 1998. Mr. Warren has also been Controller of M&M Engineering since 1981.

     Mr. David R. Myers has been a Vice President of M&M Engineering and of M&M Offshore since 1974. Mr. Myers was also a Director of the Company from May 1996 through July 1998.

     Mr. Ian S. Davey has been a Director of the Company since December 1997. Mr. Davey has been President of TV Eye Entertainment Limited since 1993, President of Compleat Communications Limited since 1990 and the President of China One Communications since January 2001. Mr. Davey is a director of First Strike Diamond Inc.

     Mr. Ramesh K. Naroola has been a director of the Company since October 1999. Mr. Naroola is a self-employed consultant in banking and labor law. He is an Advisor to BHPE Kinhill Joint Venture on the Steel Authority of India Limited Environment Project, National Mineral Development Corporation Project and the Indian Railway Safety Training Project. Mr. Naroola is a Business Advisor to Kinhill Engineers-Australia, BHP Group-Australia. Until March 23, 1999 Mr. Naroola has served on the Board of Directors of BHP Steel India Private Ltd., BHP Mineral India Private Ltd., BHP Petroleum India Pvt. Ltd., BHPE Kinhill India Private Ltd., and Kakinada Energy Ltd. Mr. Naroola has been an Advocate of the Supreme Court of India and is a Certified Associate of the Indian Institute of Bankers and a life member of the Labor Law Society. Mr. Naroola is a director of EPS Karnataka Power Corp., Asia Soft India Private Limited, IFOFI.com Infotech India Private Limited, Avineh Technologies Private Limited and a director and officer of Aarken Consultants PVT Ltd.

     Mr. Milton Klyman has been a director of the Company from December 1997 to September 2000. Mr. Klyman was re-appointed a director of the Company April 2001. Mr. Klyman serves as a director on the boards of several companies including Agnico Eagle Mines Limited, Sudbury Contact Mines Limited, Black Mountain Minerals Inc., Academy Explorations Limited and Oil Springs Energy Corp. Mr. Klyman is a self-employed financial consultant and has been a chartered accountant since 1952.

B.   COMPENSATION

     The Ontario Securities Act requires that the Company disclose information about the compensation paid to, or earned by, the Company’s Chief Executive Officer and each of the other four most highly compensated executive officers of the Company earning more than $100,000 in total salary and bonus for the fiscal year ended June 30, 2001. The only executive officers of the Company for whom disclosure is required are Messrs. Cassina, Brake, Hargreaves and Myers. The aggregate amount of compensation (including salaries and bonuses) paid and accrued by the Company during the fiscal year ended June 30, 2001 to all directors, senior management and administrative or supervisory personnel of the Company as a group was Cdn $864,352.

Compensation of Specified Executive Officers

     The table on the next page presents, in accordance with the applicable regulations under the Securities Act (Ontario) (the “Regulations”) all annual and long-term compensation for services rendered in any capacity to the Company or its subsidiaries for the annual periods ended June 30, 2001, 2000 and 1999 (to the extent required by the Regulations). The Regulations require disclosure for individuals who served as the Chief Executive Officer of the Company or were among the most highly compensated executive officers (in terms of salary and bonus) of the Company, provided that each such person’s annual salary and bonus exceeded Cdn $100,000. The Company has four such individuals (including the Chief Executive Officer of the Company) and their compensation stated in Canadian dollars is listed below.

Registered
Retirement
					Plan	Securities
		Annual Compensation (Cdn $)			Employer	under	All Other
	Fiscal				Contribution	Options/	Compensation
Name	Year	Salary		Bonus	(Cdn $)	Granted(1)	(Cdn $)

James C. Cassina(4)	2001 2000 1999	$ $ $	100,000(2) 212,500(2) 48,000(3)	None None None	None None None	65,000/65,000 15,625/15,625 None/0	$7,736 None None
Scott T. Hargreaves(4)	2001 2000 1999	$ $ $	100,000 100,000 35,526	None None None	None None None	10,000/10,000 5,625/3,125 3,125/2,500	None None None
John H. Brake(4)	2001 2000 1999	$ $ $	122,863 121,897 121,216	$5,000 $15,000 None	9,418 $9,732 $13,768	10,000/10,000 12,500/12,500 31,250/0	$10,788 $10,644 $8,185
David R. Myers(4)	2001 2000 1999	$ $ $	120,951 118,337 121,804	$20,000 $14,500 None	$10,202 $10,569 $10,610	0 0 31,250/0	$10,054 $8,862 $7,376

(1)	All options for Common Stock were granted pursuant to the 1996 Stock Option Plan. (See “Options to Purchase Securities From The Company or Subsidiaries.”)

(2)	Mr. Cassina’s salary was accrued for fiscal 2000 and 2001.

(3)	For the fiscal year 1999 management fees were accrued to Core Financial Enterprises Inc., an Ontario corporation of which Mr. Cassina is the sole director, officer and controlling shareholder.

(4)	Mr. Cassina released 31,250 options, Mr. Brake released 43,750 options, Mr. Myers released 31,250 and Mr. Hargreaves released 5,625 options granted to them during prior fiscal years.

     As of July 1, 1999, the Company and Mr. Cassina entered into a three-year employment contract cancelable upon six-months’ written notice with or without cause, whereby Mr. Cassina would serve as Chief Executive Officer of the Company. The contract specified that Mr. Cassina would be paid a base annual salary of Cdn $250,000 with a possible bonus of up to 200% of such salary. Pursuant to the contract, Mr. Cassina would be granted 500,000 stock options (125,000 post consolidated), 250,000 (62,500 post consolidated) exercisable at Cdn $3.50/share and 250,000 (62,500 post consolidated) exercisable at Cdn $5.00/share. Early termination of the contract by the Company would trigger a one-time severance payment of a minimum of Cdn $2 million. In April 2000 the Company and Mr. Cassina agreed to a reduction in annual salary to Cdn $100,000, and that 250,000 stock options (62,500 post consolidated) previously reserved for Mr. Cassina would be waived.

     The Company has an employment contract with its Chief Financial Officer, Mr. Scott Hargreaves. Entered into in February 1999, the agreement provides for annual compensation of Cdn $100,000 and potential bonuses and stock option grants based on performance, in accordance with the Company’s grants to other officers and the Company’s performance. The agreement is renewable upon the agreement of both parties.

Compensation to Directors

     There was no monetary compensation paid by the Company to the directors, during the fiscal year ended June 30, 2001 for their services in their capacity as directors. Sandra J. Hall, a Director of the Company, received Cdn $12,000 as compensation for corporate secretarial and administrative services rendered up to June 30, 2001.

Long-Term Incentive Plan Awards

     The Company did not have a long-term incentive plan during the fiscal year ended June 30, 2001.

Share Options Granted

     The following table summarizes the share options of the Company granted to all Company executive officers and directors during the fiscal year ending June 30, 2001.

					Market Value of
					Shares (Cdn $)
	Fiscal Year	Shares			Underlying
	of Option	under Options	Exercise		Options on the
Name	Grant	Granted (#)	Price (Cdn)		Date of Grant		Expiration Date

James C. Cassina	2001 2001	40,000 25,000	$ $	1.50 4.00	$ $	0.57 3.35	February 6, 2005 June 14, 2005
John H. Brake	2001	10,000		$1.50		$0.57	February 6, 2005
Sandra J. Hall	2001 2001	40,000 25,000	$ $	1.50 4.00	$ $	0.57 3.35	February 6, 2005 June 14, 2005
Scott T. Hargreaves	2001	10,000		$4.00		$3.35	June 14, 2005
Ramesh K. Naroola	2001	20,000		$1.50		$0.57	February 6, 2005
Milton Klyman	2001	5,000		$4.00		$4.00	April 4, 2005
Ian S. Davey	2001	10,000		$1.50		$0.57	February 6, 2005
All Officers and Directors	2001 2001 2001	120,000 5,000 60,000	$ $ $	1.50 4.00 4.00	$ $ $	0.57 4.40 3.35	February 6, 2005 April 4, 2205 June 14, 2005

Share Options Exercised

     There were no options exercised by officers, directors, or members of senior management during the fiscal year ending June 30, 2001. During the period from the Company’s fiscal year-

end on June 30, 2001 to December 5, 2001 the following executive officers exercised options for Common Stock of the Company as follows:

					Market Value of
					Shares (US $)
	Fiscal Year	Shares			Underlying
	of Option	Options	Exercise		Options on the
Name	Grant	exercised (#)	Price (Cdn)		Date of Exercise		Exercise Date

James C. Cassina	2001	5,000 3,000 7,000 2,000 5,000 5,000 5,000 7,400 600	$ $ $ $ $ $ $ $ $	1.50 1.50 1.50 1.50 1.50 1.50 1.50 1.50 1.50	$ $ $ $ $ $ $ $ $	5.20 5.21 5.23 5.25 5.30 5.37 5.28 5.23 5.27	November 19, 2001 November 19, 2001 November 19, 2001 November 19, 2001 November 19, 2001 November 19, 2001 November 19, 2001 November 19, 2001 November 19, 2001
John H. Brake	2001	5,000		$1.50		$3.50	October 5, 2001
Scott T. Hargreaves	2001	2,400 1,600 1,000 5,000	$ $ $ $	4.00 4.00 4.00 4.00	$ $ $ $	5.04 5.05 5.06 4.86	November 21, 2001 November 21, 2001 November 21, 2001 November 21, 2001

     During the period from the Company’s fiscal year-end on June 30, 2001 to December 5, 2001 the following directors (excluding executive officers) exercised options for Common Stock of the Company as follows:

					Market Value of
					Shares (Cdn $)
	Fiscal Year	Shares			Underlying
	of Option	under Options	Exercise		Options on the
Name	Grant	Granted (#)	Price (Cdn)		Date of Grant		Expiration Date

Ramesh K. Naroola	2001	20,000		$1.50		$3.10	October 5, 2001
Sandra J. Hall	2001	5,000 10,000 1,000 1,000 1,000 2,000 6,000 4,000 10,000 3,400 1,600 3,000	$ $ $ $ $ $ $ $ $ $ $ $	1.50 1.50 1.50 1.50 1.50 1.50 1.50 1.50 1.50 4.00 4.00 4.00	$ $ $ $ $ $ $ $ $ $ $ $	3.22 3.26 3.55 3.48 3.53 3.50 5.26 5.25 5.23 5.02 5.05 5.20	August 30, 2001
August 30, 2001
October 5, 2001
October 5, 2001
October 5, 2001
October 5, 2001
November 19, 2001
November 19, 2001
November 19, 2001
November 23, 2001
November 23, 2001
							November 19, 2001
Milton Klyman	2001	2,000		$4.00		$5.21	November 19, 2001
Ian S. Davey	2001	5,000 5,000	$ $	1.50 1.50	$ $	4.77 5.28	October 11, 2001 November 19, 2001

1996 Stock Option Plan

     The Company’s Stock Option Plan (the “1996 Plan”) was adopted by the Board of Directors on March 25, 1996, and approved by a majority of the Company’s shareholders voting at the Annual General Meeting on April 30, 1996. The 1996 Plan was adopted to provide incentives for the directors, officers, employees, consultants and other persons who provide ongoing services to the Company and its subsidiaries, and to conform the plan to revised policies of the Toronto Stock Exchange and Ontario Securities Commission.

     The Board of Directors may at their discretion provide that options granted under the 1996 Plan are subject to earlier termination upon the optionee’s termination of employment, retirement, death, permanent disability, or commencement of bankruptcy. The maximum number of shares of Common Stock which may be set aside for issuance under the 1996 Plan is initially 281,250 common shares, however, the Board has the right, from time to time, to increase such number subject to the approval of the shareholders of the Company. The maximum number of shares of Common Stock which may be reserved for issuance to any one person under the 1996 Plan is 5% of the Company’s Common Shares outstanding at the time of the grant (calculated on a non-diluted basis), less the number of shares reserved for issuance to such person under any option to purchase Common Shares granted as a compensation or incentive mechanism.

     Any shares subject to an option which for any reason is canceled or terminated prior to exercise will be available for a subsequent grant under the 1996 Plan. Options granted under the 1996 Plan may be exercised for a period of up to five years. The options are non-transferable. The 1996 Plan contains provisions to adjust the number of shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change in the Common Stock, a merger or any other relevant change in the Company’s capitalization. The Board of Directors may from time to time amend or revise the terms of the 1996 Plan, or terminate the 1996 Plan at any time.

     To maximize the utility of the Plan, it is the view of the Board of Directors of the Company that it is desirable to increase the number of Common Stock eligible for issuance pursuant to the grant of Options thereunder to the current maximum of 800,000. Pursuant to applicable securities regulations, however, shareholder approval is required for any such amendment to the Plan. Accordingly, shareholders of the Company will be asked at the Company’s Annual and Special Meeting to be held on December 28, 2001 to consider, and if thought advisable, to authorize and approve by means of an ordinary resolution, an amendment to the Plan, increasing the maximum number of Common Stock of the Company issuable pursuant to the grant of Options thereunder to 800,000. To be approved, the resolution must be passed by a majority of the votes cast by the shareholders at the Meeting in respect of this resolution.

Registered Retirement Plan

     M&M Engineering maintains a registered retirement plan (the “RRP”) for executive management. The RRP is registered under the provisions of Section 146 et seq. of the Income Tax Act of Canada and the regulations thereunder. Under the terms of the RRP, if an employee elects to participate in the RRP he must contribute 5% of his or her base salary, and the employer must contribute an equal amount. The employee does not pay income taxes on either the employee’s or the employer’s contributions, although the employer may deduct its contributions as a business expense. The RRP is administered by the Laurentian Imperial Company on behalf of M&M Engineering. Total employer contributions for M&M Engineering’s fiscal years ended June 30, 1999, 2000 and 2001 were Cdn $34,097, Cdn $31,849, and Cdn $31,920, respectively.

Registered Retirement Savings Plan

     M&M Engineering maintains a registered retirement savings plan (the “RSP”) for staff and union employees which is registered under the provisions of Section 146 et seq. of the Income Tax Act of Canada and the regulations thereunder. Under the terms of the RSP, if an employee elects to participate, he or she must contribute 2.5% of his or her base salary and the employer must contribute 1% of such salary amount. The employee does not pay income taxes on either the employee’s or the employer’s contributions, although the employer may deduct its contributions as a business expense. The RSP is administered by the Laurentian Imperial Company on behalf of M&M Engineering. Total employer contributions for M&M Engineering’s fiscal years ended June 30, 1999, 2000 and 2001 were Cdn $8,105, Cdn $9,649, and Cdn $10,935, respectively.

Employment Contracts

     As of July 1, 1999, the Company and Mr. Cassina entered into a three-year employment contract cancelable upon six-months’ written notice with or without cause, whereby Mr. Cassina would serve as Chief Executive Officer of the Company. The contract specifies that Mr. Cassina would be paid a base annual salary of Cdn $250,000 with a possible bonus of up to 200% of such salary. Pursuant to the contract, Mr. Cassina would be granted 500,000 stock options (125,000 post consolidated), 250,000 (62,500 post consolidated) exercisable at Cdn $3.50/share ($14.00 post consolidated) and 250,000 (62,500 post consolidated) exercisable at Cdn $5.00/share ($20.00 post consolidated). Early termination of the contract by the Company would trigger a one-time severance payment of a minimum of Cdn $2 million. In April 2000 the Company and Mr. Cassina agreed to a reduction in annual salary to Cdn $100,000, and that 250,000 stock options (62,500 post consolidated) previously reserved for Mr. Cassina would be waived.

     The Company has an employment contract with its Chief Financial Officer, Mr. Scott Hargreaves. Entered into in February 1999, the agreement provides for annual compensation of Cdn $100,000 and potential bonuses and stock option grants based on performance (in accordance with the Company’s grants to other officers and the Company’s performance). The agreement is renewable upon the agreement of both parties.

C.   BOARD PRACTICES

     The current terms of each of the Company’s directors began on January 16, 2001 and will expire on the date of the Company’s 2001 annual meeting of shareholders. There was no compensation paid by the Company to the directors, during the fiscal year ended June 30, 2000 for their services in their capacity as directors. During the fiscal year ending June 30, 2001 the Company granted to all officers and directors a total of 185,000 options to acquire Common Shares, of which 120,000 are exercisable at $1.50 until February 6, 2005; 5,000 are exercisable at $4.00 until April 4, 2005; and 60,000 are exercisable at $4.00 until June 14, 2005.

     Other than the employment contract with Mr. Cassina described immediately above, there are no contracts with the Company or any of its subsidiaries providing for benefits upon termination of an employee or a director.

     The Company has an Audit Committee. Each of Messrs. Klyman, Davey and Naroola serves on the Audit Committee. The primary responsibility of the Audit Committee is the review and circulation of the Company’s periodic financial reports, as well as ensuring that adequate financial controls are observed.

     The Company has a Compensation and Corporate Governance Committee (the “Compensation Committee”). Each of Messrs. Cassina, Davey and Naroola serves on Compensation Committee. The Compensation Committee is responsible for making recommendations to the board with respect to compensation policies and executive compensation.

D.   EMPLOYEES

     As of June 30, 2001 the Company had 79 employees, of which 3 were employed in the Company’s corporate office in Toronto, Ontario, Canada, and 76 were employed by M&M Engineering or M&M Offshore Ltd.

E. SHARE OWNERSHIP

     The following table sets forth as of December 5, 2001 certain information with respect to the amount and nature of beneficial ownership of the Common Stock held by (i) each person who is a director or is or was a member of senior management of the Company during the fiscal year; and (2) all directors and such members of senior management of the Company, as a group.

		Amount and
		Nature of
		Beneficial
		Ownership
		of Common
Name of Owner	Identity	Stock(1)	Percentage(2)

James C. Cassina	Director, President, Chief Executive Officer of Energy Power Systems Limited	298,491(3)	3%
Sandra J. Hall	Director, Secretary and Vice President of Corporate Affairs of Energy Power Systems Limited	20,000	*
Scott T. Hargreaves	Chief Financial Officer of Energy Power Systems Limited	-0-	*
John H. Brake	President and Director of M&M Engineering Limited	5,000	*
Tom A. Warren	Director and Secretary of M&M Engineering Limited	-0-	*
Ian S. Davey	Director, Energy Power Systems Limited	-0-	*
Ramesh K. Naroola	Director, Energy Power Systems Limited	10,000(4)	*
Milton Klyman	Director, Energy Power Systems Limited	-0-	*
David R. Myers	Vice President and Director of M&M Engineering Limited	-0-	*
All directors and members of senior management as a group (9 persons)		333,491	4%

*	Less than 1%.

(1)	Unless otherwise indicated, the persons named have sole ownership, voting and investment power with respect to their stock, subject to applicable laws relative to rights of spouses. Percentage ownership is based on 8,800,270 shares of Common Stock outstanding on the transfer records of the Company as of December 5, 2001.

(2)	Includes the number of shares of Common Stock which would be outstanding if all options held by that person that are currently exercisable or become exercisable within 60 days were exercised. See table of Share Options Granted above.

(3)	Includes 181,250 shares of Common Stock owned by Core Financial Enterprises Inc., a private Ontario company, of which Mr. Cassina is the President, sole director and a controlling shareholder. Mr. Cassina directly owns 92,241 shares of Common Stock, and beneficially owns 25,000 shares of Common Stock issuable upon exercise of management options.

(4)	Includes 10,000 shares of Common Stock owned by Aarken Consultants Pvt. Ltd., an Indian corporation, of which Mr. Naroola is an officer, director and fifty percent shareholder.

     As of the date of this Annual Report, to the knowledge of management of the Company, there are no arrangements which could at a subsequent date result in a change in control of the Company. As of such date, and except as disclosed herein, the management of the Company has no knowledge that the Company is owned or controlled directly or indirectly by another corporation or any foreign government.

Warrants Issued and Outstanding

     The following table sets forth outstanding warrants for Common Shares of the Company as of December 5, 2001.

		Number of
		Shares of
		Common Stock
		Purchasable by	Exercise
Date of		Exercise of	Price
	Warrant Holder	Warrants	(Cdn)	Expiry Date

March 9, 1999	Dolphin International Ltd.	125,000	$8.00	March 9, 2002
March 9, 1999	Belesarius Industries Inc.	97,917	$8.00	March 9, 2002
October 4, 1999	Harvester Emerging Market Funds	96,000	$9.60	October 4, 2002
November 9, 2001	Actionpac Holdings Limited	35,000	US$4.45	May 9, 2002
November 16, 2001	Coutts Bank (Switzerland) LTD	35,000	US$4.45	May 16, 2002

	Total Warrants Outstanding	388,917

     The following table sets forth outstanding Class A Preferred Shares, Series 2 for Common Shares of the Company as of December 5, 2001.

				Number of
			Number of	Common Share
			Common Shares That	Purchase Warrants
			May Be Issued	That May Be Issued
			Following	Following
Date of		Number of	Conversion of	Conversion of
Issuance	Preference Shareholder	Preference Shares	Preference Shares(1)	Preference Shares(1)

March 30, 2001	Belesarius Industries Inc.	200,000	160,000	160,000
	Terama Company Limited	200,000	160,000	160,000
	Tonbridge Financial Corp.	200,000	160,000	160,000
	HAPI Handels-und Beteiligungsqesellcharft mbH	200,000	160,000	160,000

	Total Preferred Shares Convertible to Common Shares	800,000	640,000	640,000

(1)	The Company issued 1,200,000 Class A Preference Shares, Series 2 (“Series 2 Shares”). As at the date of this Annual Report the Company has 800,000 Series 2 Shares issued and outstanding. Each Series 2 Share carries a 5% cumulative preferred annual dividend. Each Series 2 Share is convertible during the first 30 months from the date of issuance, into one Unit of the Company (each, a “Unit”) at the rate of $1.25 per unit. Each Unit is comprised of one Common Share and one Common Share purchase warrant. Each Common Share purchase warrant is exercisable at $1.50 for one common share for a period of two years after conversion. After 30 months each Series 2 share is convertible into one unit at the weighted average price of the market value of the Company’s common shares during the 10 days prior to conversion (the “Conversion Price”). Each of these units is comprised of one Common Share and one Common Share purchase warrant, exercisable at 10% above the Conversion Price for one Common Share for a period of two years after conversion.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

     As of December 5, 2001 there are no shareholders known to the Company to be beneficial owners of over 5% of the Company’s common shares.

     The following table discloses the geographic distribution of the majority of the holders of record of the Company’s common stock as of December 5, 2001.

	NUMBER OF	NUMBER OF	PERCENTAGE OF	PERCENTAGE
COUNTRY	SHAREHOLDERS	SHARES	SHAREHOLDERS	OF SHARES

Canada	3,386	6,198,738	96.94%	70.44%
USA	92	1,047,951	2.63%	11.91%
All Other	15	1,553,581	.43%	17.65%
Total	3,493	8,800,270	100%	100%

B.   RELATED PARTY TRANSACTIONS

     During the last three fiscal years ended June 30, 2001, and through the date of this Annual Report, the Company has entered into certain transactions with its directors, executive officers or 10% security holders.

     On November 16, 1998, the Company and Mr. Cassina, a significant shareholder and a Director of the Company, executed a loan agreement whereby Mr. Cassina agreed to provide a Cdn $1 million term loan credit facility to the Company. As of June 30, 1999, Mr. Cassina had loaned or caused to be loaned Cdn $2,194,815 to the Company. As a result of this action, the obligation to obtain external financing was fulfilled and the Loan Agreement expired under its own terms.

     Prior to entering into his employment contract on July 1, 1999, Mr. Cassina was engaged as a consultant to the Company at an annual compensation of Cdn $48,000. Such amounts were accrued to Core Financial Enterprise Inc., a corporation in which Mr. Cassina is the controlling shareholder, a director and officer.

     As of July 1, 1999, the Company and Mr. Cassina entered into a three-year employment contract cancelable upon six-months’ written notice with or without cause, whereby Mr. Cassina would serve as Chief Executive Officer of the Company. The contract specifies that Mr. Cassina would be paid a base annual salary of Cdn $250,000 with a possible bonus of up to 200% of such salary. Pursuant to the contract, Mr. Cassina would be granted 500,000 stock options (125,000 post consolidated), 250,000 (62,500 post consolidated) exercisable at Cdn $3.50/share ($14.00 post consolidated) and 250,000 (62,500 post consolidated) exercisable at Cdn $5.00/share ($20.00 post consolidated). Early termination of the contract by the Company would trigger a one-time severance payment of a minimum of Cdn $2 million. In April 2000 the Company and Mr. Cassina agreed to a reduction in annual salary to Cdn $100,000, and that 250,000 stock options (62,500 post consolidated) previously reserved for Mr. Cassina would be waived.

     The Company has an employment contract with its Chief Financial Officer, Mr. Scott Hargreaves. Entered into in February 1999, the agreement provides for annual compensation of Cdn $100,000 and potential bonuses and stock option grants based on performance, in accordance with the Company’s grants to other officers and the Company’s performance. The agreement is renewable upon the agreement of both parties.

     On November 2, 1998, the Company issued 100,000 units (25,000 post consolidated) from treasury (the “November Units”) to Mr. Per Huse, a non-controlling shareholder and an officer of Merlin, in consideration of an unsecured, demand promissory note in the face principal amount of Cdn $200,000. Each of the November Units was ascribed a value of Cdn $2.00, and was comprised of one Common Share and one Common Share purchase warrant, which entitles the holder to purchase one Common Share of the Company for Cdn $2.50 ($10.00 post consolidated), until October 7, 2000. In September 2000, the Company and Mr. Hulse entered into an agreement for the sale of the Company’s 51% interest in Merlin and a cancellation of the promissory note, in exchange for the surrender of the 100,000 (25,000 post consolidated) Common Shares and a cancellation of the related purchase warrants.

     In September 1999 the Company completed a private placement with Aarken Consultants Pvt. Ltd., an Indian corporation, of which Mr. Naroola is an officer, director and fifty percent shareholder. In the placement, Aarken Consultants Pvt. Ltd. acquired 150,000 (37,500 post consolidated) units comprised of 150,000 Common Shares (37,500 post consolidated) and 150,000 warrants (37,500 post consolidated) to purchase Common Shares at $2.25 ($9.00 post consolidated) until September 27, 2002, in consideration of a forgiveness of debt of Cdn $225,000. On December 1, 2000 Aarken Consultants Pvt. Ltd. voluntarily released 150,000 warrants (37,500 post consolidated) to purchase Common Shares at $2.25 (post-consolidated $9.00) until September 27, 2002. Aarken Consultants Pvt. Ltd. performs legal and advisory services to the Company with respect to the power projects in India. Management believes that such services are performed for the same compensation as that between third parties dealing at arms length.

     In February 2001 the Company and Rally Energy Corp., (“Rally”) entered into a Purchase and Sale Agreement whereby the Company acquired Rally’s interest in the Sibbald Property in Alberta and additional minor interests held by Rally in properties in Ontario. Ms. Hall, a Director, Secretary and Vice President Corporate Affairs of the Company, was at the time the Purchase and Sale Agreement was entered into also a director and officer of Rally. At that time, Ms. Hall did not hold or control greater than 5% of the issued and outstanding shares of the Company or of Rally. However, Ms. Hall disclosed her respective board positions to each board and abstained from voting on the resolutions for both the Company and Rally. Ms. Hall has subsequently resigned as a director and officer of Rally on June 28, 2001.

     Mr. Milton Klyman was a Director of the Company from December 29, 1997 until the Annual and Special held September 12, 2000 at which time he did not stand for election. Milton Klyman was a Director of Rally until Rally’s Annual Meeting held on June 28, 2001. During the Purchase and Sale of the Sibbald/Ontario Properties in March 2001 Mr. Klyman was a Director of Rally but not a Director of the Company. The purchase and sale was negotiated at arms length and the purchase price was determined pursuant to an independent evaluation report on the Sibbald property prepared by Gilbert Laustsen Jung, and production revenues. The minor interest in the Ontario properties was not considered material to the transaction. In April of 2001 the Company asked Mr. Klyman to join the Board of the Company in order for the Company to avail itself of Mr. Klyman’s financial expertise and fulfill certain listing requirements of the American Stock Exchange.

     Mr. Cassina, President, CEO and a Director of the Company was an insider of Rally until January of 2001 by virtue of Mr. Cassina’s direct or indirect control over approximately 14% of the issued and outstanding shares of Rally. Prior to entering into the Purchase and Sale Agreement with Rally Mr. Cassina had reduced his interest in Rally to less than 10% of Rally. The sale of the Sibbald Property by Rally to the Company was decided by the Board of Directors of Rally, and Mr. Cassina played no role in the Rally decision but voted in favour of the acquisition on behalf of the Company. The purchase and sale was negotiated at arms length and the purchase price was determined pursuant to an independent evaluation report on the Sibbald property prepared by Gilbert Laustsen Jung, and production revenues. The minor interest in the Ontario properties was not considered material to the transaction.

     In March of 2001 the Company and Oil Springs Energy Corp. (“Oil Springs”) entered into a Purchase and Sale Agreement whereby the Company acquired an average 20% working interest in three producing gas properties located within Alberta in the areas known as Bigstone and Kaybob. Mr. Cassina is also a director of Oil Springs. Mr. Cassina disclosed his respective positions to each board and abstained from voting on the resolutions of the board for each of the Company and Oil Springs. The purchase and sale of the interest was negotiated at arms length and the purchase price was determined pursuant to an evaluation assessed by a geological consultant to the Company.

     Mr. Milton Klyman was a Director of the Company from December 29, 1997 to September 12, 2000 at which time he did not stand for election. Milton Klyman has been a Director of Oil Springs from April 1, 1994 to the date of this Annual Report. During the Purchase and Sale of the Kaybob/Bigstone/Ontario Properties in March 2001 Mr. Klyman was a Director of Oil Springs but not a Director of the Company. The purchase and sale was negotiated at arms length and the purchase price was determined pursuant to third party evaluation The minor interest in the Ontario properties was not considered material to the transaction. In April of 2001 the Company asked Mr. Klyman to join the Board of the Company in order for the Company to avail itself of Mr. Klyman’s financial expertise and fulfill certain listing requirements of the American Stock Exchange.

     The maximum aggregate amount outstanding under all executive loans to officers during the last three fiscal years occurred in the fiscal year ended June 30, 2000, and was equal to Cdn $35,000 in the aggregate which excluded the promissory note of Mr. Per Huse described above. During the fiscal year ending June 30, 2001, the largest aggregate amount of outstanding loans to officers of the Company was Cdn $10,687.

     No insider of the Company, as defined in the Securities Act (Ontario), or associate or affiliate thereof, has any material interest in any transaction completed since the commencement of the Company’s financial year ended June 30, 2001, or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries. The definition of “insider” contained in the Securities Act (Ontario) includes every director or senior officer of the Company, every director or senior officer of a company that is itself an insider or subsidiary of the Company and any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over, more than 10% of the outstanding common shares of the Company.

C.   INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8.   FINANCIAL INFORMATION

     Financial Information regarding the Company may be found in the Company’s Consolidated Financial Statements for the fiscal years ended June 30, 1999, 2000 and 2001 and the notes thereto included in the Exhibits in this Annual Report, and under “Item 5 — Management’s Discussion and Analysis of Financial Condition and Results of Operations” above.

Litigation

     As of the date of this Annual Report, the Company has no pending litigation, actions or proceedings the outcome of which could have a material effect on the Company’s financial condition or profitability.

ITEM 9.   THE OFFER AND LISTING

     As this is an Annual Report, only items 9A(4) and 9C are applicable.

A.   PRICE HISTORY

     The Company’s Common Stock currently trades over-the-counter on the NASD OTC Bulletin Board under the trading symbol “EYPSF” and on the Frankfurt Stock Exchange under the trading symbol “EPW” and WKN 919384. The Common Stock was listed under the symbol “YPX” on The Canadian Venture Exchange (“CDNX”) and was previously listed on the

Canadian Dealing Network Inc. (“CDN”). In the third quarter of 2000, some companies that were quoted on CDN were invited to apply for listing on the CDNX. The Company made the application for listing on the CDNX, was approved for listing and began trading on the CDNX on October 2, 2000. The Company voluntarily de-listed its Common Stock from trading on the CDNX effective the close of business on October 19, 2001.

     The following table sets forth the reported high and low sale prices and volume of trading of shares of Common Stock as reported by the CDN and by CDNX in Canadian dollars for the periods indicated:

	PERIOD	HIGH		LOW	VOLUME

FISCAL YEAR 2001	Year Ended 6/30/01		$6.40	$.20	120,407
FISCAL YEAR 2000	Year Ended 6/30/00		$14.40	$1.00	268,198
FISCAL YEAR 1999	Year Ended 6/30/99		$64.00	$4.40	432,833
FISCAL YEAR 1998	Year Ended 6/30/98		$104.00	$20.00	897,790
FISCAL YEAR 1997	Year Ended 6/30/97		$104.00	$78.40	177,293
FISCAL YEAR 2001 BY QUARTER	First Quarter Second Quarter Third Quarter Fourth Quarter	$ $ $ $	1.00 1.00 4.60 6.40	$1.00 $0.20 $0.84 $3.20	2,660 15,692 20,057 81,998
FISCAL YEAR 2000 BY QUARTER	First Quarter Second Quarter Third Quarter Fourth Quarter	$ $ $ $	14.40 11.00 6.40 5.40	$8.00 $4.00 $3.20 $1.00	28,763 184,811 40,751 13,873
CALENDAR YEAR 2001, BY MONTH	June July August September October	$ $ $ $ $	6.00 4.60 5.75 5.45 8.30	$3.30 $3.50 $3.30 $3.77 $3.74	40,049 5,611 34,780 37,590 219,109

Note: The numbers have been adjusted to reflect the consolidation of shares as follows:

(1)	Effective February 6, 2001, the Company consolidated its issued and outstanding common shares on the basis of four-for-one.

(2)	For the period October 1, 2001 to October 19, 2001

(3)	The closing price on the CDNX for the Common Stock on October 19, 2001 was $5.40

     The following table sets forth the reported high and low sale prices and volume of trading of shares of Common Shares as reported by the NASD OTC Bulletin Board in U.S.$ for the periods indicated:

	PERIOD	HIGH		LOW		VOLUME

FISCAL YEAR 2001	Year Ended 6/30/01		$4.48		$0.20	5,130,350
FISCAL YEAR 2000	Year Ended 6/30/00		$1.50		$0.88	866,450
FISCAL YEAR 1999	Year Ended 6/30/99		$38.00		$3.25	1,674,144
FISCAL YEAR 1998	Year Ended 6/30/98		$78.00		$16.00	85,919
FISCAL YEAR 2001 BY QUARTER	First Quarter Second Quarter Third Quarter Fourth Quarter	$ $ $ $	1.25 0.75 3.44 4.48	$ $ $ $	0.63 0.20 0.38 1.98	23,625 145,325 1,861,600 3,099,800
FISCAL YEAR 2000 BY QUARTER	First Quarter Second Quarter Third Quarter Fourth Quarter	$ $ $ $	10.75 8.13 4.75 3.88	$ $ $ $	5.75 3.00 2.75 0.88	294,800 273,675 207,725 90,250
CALENDAR YEAR 2001, BY MONTH	June July August September October November	$ $ $ $ $ $	3.63 3.26 3.49 3.40 5.37 5.99	$ $ $ $ $ $	2.80 2.15 2.15 2.51 2.34 3.90	580,900 329,300 3,092,400 1,239.800 8,395,800 21,416,400

Note: The numbers have been adjusted to reflect the consolidation of shares as follows:

(1)	Effective February 6, 2001, the Company consolidated its issued and outstanding common shares on the basis of four-for-one.

(2)	The Company commenced trading on the NASD Bulletin Board on July 11, 1997.

     The closing price on the NASD OTC Bulletin Board for the Common Stock on December 5, 2001 was US $4.73.

     The following table sets forth the reported high and low sale prices and volume of trading of shares of Common Shares as reported by the Frankfurt Stock Exchange in Euro dollars for the periods indicated:

CALENDAR YEAR 2001, BY MONTH	September	$3.40	$2.70	0
	October	$5.70	$2.60	10,465
	November	$6.20	$4.30	1,040

Note: The Company commenced trading on the Frankfurt Stock Exchange September 14, 2001.

The closing price on the Frankfurt Stock Exchange for the Common Stock on December 5, 2001 was EUR $5.10.

C.   MARKETS

     The Company has applied for listing its Common Stock on the American Stock Exchange. However, the Company’s Common Shares are not currently trading on any United States stock exchange and, accordingly, there is currently only a limited public market for the Common Shares in the United States. There can be no assurance that any active market will develop after the date of this Annual Report.

     The Common Shares are issued in registered form and shareholder information is taken from the records of Equity Transfer Services, Inc. (located in Toronto, Ontario, Canada), the registrar and transfer agent for the Company’s Common Shares. As of December 5, 2001 there were 3,493 registered stockholders and 8,800,270 shares outstanding. Since a portion of the Common Shares are held by agents in street name, and the Company, pursuant to applicable Canadian and corporate law, only sends information concerning the Company to stockholders who request this information, the Company cannot estimate the number of beneficial holders of its Common Shares.

     Since a portion of the Common Shares are held by agents in street name, the Company is unaware of how many outstanding shares of its Common Shares are held by United States residents. In accordance with Rule 12g5-1 of the Securities Exchange Act of 1934, the Company’s share register indicated, as of December 5, 2001, 92 stockholders having addresses in the United States (including voting trustees, depositories, share transfer agents, or any person acting on behalf of the Company within the United States), which persons held 1,047,951 of the issued and outstanding Common Shares, representing approximately 11.91% of the total issued and outstanding shares of Common Shares as of such date.

ITEM 10.   ADDITIONAL INFORMATION

     As this is an Annual Report, only items 10B through 10E and item 10H are applicable.

B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

     The Company’s corporation number as assigned by Ontario is 1186693. The Company’s Articles of Amalgamation (as amended, the “Articles”) state that there are no restrictions on the business the Company may carry on, but do not contain a stated purpose or objective.

     No Director of the Company is permitted to vote on any resolution to approve a material contract or transaction in which such Director has a material interest. (Bylaws, Paragraph 17). Neither the Articles nor the Bylaws of the Company limit the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body. The Bylaws provide that directors shall receive remuneration as the board of directors shall determine from time to time. (Bylaws, Paragraph 15). Neither the Articles nor the Bylaws of the Company discuss the retirement or non-retirement of directors under an age limit requirement or the number of shares required for director qualification.

     Under the Articles and Bylaws, the board of directors may, without the authorization of the shareholders, (i) borrow money upon the credit of the Company; (ii) issue, reissue, sell or pledge debt obligations of the Company; whether secured or unsecured (iii) give a guarantee on behalf of the Company to secure performance of obligations; and (iv) charge, mortgage, hypothecate, pledge or otherwise create a security interest in all currently owned or subsequently acquired real or personal, movable or immovable, tangible or intangible, property of the Company to secure obligations of the Company.

     Except for certain provisions of the Articles relating to the Class A Preferred Shares described below, neither the Articles nor the Bylaws of the Company address the process by which the rights of holders of stock may be changed. Thus the general provisions of the Ontario Business Corporations Act apply.

     The Company is authorized to issue an unlimited number of Common Shares, of which 8,800,270 shares were outstanding as of December 5, 2001. In addition, the Company is authorized to issue an unlimited number of shares of “blank check” Class A Preferred Shares issuable in Series with such rights, preferences and privileges as may be determined from time-to-time by the Company’s Board of Directors, subject to the basic provisions for the Class A Preferred Shares that are applicable to each series as contained in the Articles of the Company. On November 17, 1998, the Company amended its articles of incorporation to authorize the first series of the Class A Preferred Shares, an unlimited number of Class A Preferred Shares, Series 1 (the “Series 1 Shares”). The Series 1 Shares are non-cumulative, convertible, non-voting and redeemable, at a price ranging from Cdn $2.20 to Cdn $3.00 per share, at the option of the Company. As of the date of this Annual Report none of the Series 1 Shares have been issued. On February 2, 2001 the Company amended its Articles to authorize the second series of the Class A Preferred Shares, an unlimited number of Class A Preferred Shares, Series 2 (the “Series 2 Shares”) ranking senior with the Series 1 Shares to the Common Shares. The Series 2 Shares are

cumulative, convertible, voting and redeemable, at Cdn $1.00 per Series 2 Share after 5 years from issuance. As of December 5th, 2001 there were 800,000 Series 2 Shares outstanding.

     A description of the rights, preferences and privileges relating to each class of the Company’s shares is as follows:

     Dividend Rights.

     Series 1 Shares. The Company’s Articles provide that an annual preferential dividend equal to $0.20 per share for each Series 1 Share shall be declared from available legal capital each year; provided, however, that if such capital is not available, the related dividend is extinguished and is not cumulative. The preferential dividend on Series 1 Shares must be paid before any dividend or distribution on the Common Shares.

     Series 2 Shares. The Company’s Articles provide that an annual preferential 5% cumulative cash dividend per share for each Series 2 Share, exclusive of any other series of Preference Shares shall be declared from available legal capital each year. The preferential dividend on Series 2 Shares must be paid before any dividend or distribution on the Common Shares or any other class or series of Preferred shares.

     Voting Rights. Neither the Company’s Articles nor its Bylaws provide for the election or reelection of directors at staggered intervals. The holders of Common Shares have equal voting rights at meetings of the Company’s shareholders. Each holder of a Common Share shall have one vote for each Common Share held at any meeting of the Company’s shareholders. The holders of the Series 2 Shares shall be entitled as such to receive notice of and to attend and to vote at any meeting of shareholders of the Company. Each holder of a Series 2 Share shall have one vote for each Series 2 Share held at any meeting of the Company’s shareholders.

     The Series 1 Shares are non-voting with three exceptions: (i) if any preferred dividends have been declared but remain unpaid, the Company may not pay dividends on Common Shares or redeem Common Shares, unless such action is approved by a two-thirds majority vote of the Series 1 Shares, (ii) if any preferred dividends have been declared but remain unpaid, the Company may not create or issue any equity shares equal to or superior to the Series 1 Shares, unless such action is approved by a two-thirds majority vote of the Series 1 Shares, and (iii) the Series 1 shareholders are entitled to notice of, and attendance and voting at, any shareholders’ meeting relating to the winding up or dissolution of the Company.

     Conversion Rights.

     Series 1 Shares. The Company’s Articles provide that the Series 1 Shares are convertible into Common Shares at the rate of one Common Share for each Series 1 Share converted.

     Series 2 Shares. The Company’s Articles provide that the holder of Series 2 Shares may, at the holder’s option, convert such shares into units (the “Units”). Each Unit is comprised of one Common Share and one common share purchase warrant (the “Warrants”). The conversion rate during the first 30 months after issuance is one Unit for each 1.25 Series 2 Shares being converted, with each Warrant included in the Unit exercisable at $1.50 to acquire one Common

Share for a period of 2 years. Thereafter, each Series 2 Share is convertible into one Unit at the 10 day weighted average trading price of the Common Shares of the Company prior to conversion (the “Conversion Price”), with each Warrant included in the Unit exercisable at a price equal to the Conversion Price plus 10% to acquire one Common Share for a period of 2 years.

     Rights to Share in Any Surplus in the Event of Liquidation. Under the Company’s Articles, upon the dissolution, winding up or liquidation of the Company, holders of Series 2 Shares are entitled to receive a sum equivalent to the amount paid for the Series 2 Shares plus any declared but unpaid dividends, prior to any distribution to the holders of Common Shares or shares ranking junior to the Series 2 Shares, and holders of Series 1 Shares are entitled to receive a sum equivalent to the amount paid for the Series 1 Shares plus any declared but unpaid dividends, prior to any distribution to the holders of Common Shares or shares ranking junior to the Series 1 Shares. Holders of Series 1 and 2 Shares are not entitled to share in any further distribution of the assets or property of the Company. Holders of the Common Shares are entitled to receive any remaining property of the Company upon dissolution, after the noted liquidation preference.

     Redemption Provisions. Under the Company’s Articles the Company may redeem the Series 1 Shares at any time on notice to holders of the Series 1 Shares, at a price per share ranging from $2.20 to $3.00, depending on the date of the redemption. Upon receipt of such notice, each holder of Series 1 Shares may elect to convert the shares to Common Shares, at a formula defined in the Articles, rather than have the shares redeemed. Apart from the limitations contained in the Articles, the Company’s redemption of Series 1 Shares is governed by the Ontario Business Corporations Act.

     Under the Company’s Articles, after five years from March 30, 2001 the holders of the Series 2 Shares shall be entitled to require the Company to redeem, subject to the requirements of the Ontario Business Corporations Act, the whole or any part of the Series 2 Shares, at a price per share of $1.00. In addition, the Company may redeem at any time from the date of issuance of the Series 2 Shares the whole or any part of the then outstanding Series 2 Shares upon payment for each Series 2 Share to be redeemed of $1.00 plus all declared and unpaid dividends thereon. Upon receipt of such notice, each holder of Series 2 Shares may elect to convert the shares to Common Shares, at a formula defined in the Articles, rather than have the shares redeemed. Apart from the limitations contained in the Articles, the Company’s redemption of Series 2 Shares is governed by the Ontario Business Corporations Act.

     Other Provisions. Neither the Company’s Articles nor its Bylaws contain sinking fund provisions, provisions allowing the Company to make further capital calls with respect to any shareholder of the Company, or provisions which discriminate against any holders of securities as a result of such shareholder owning a substantial number of shares.

     Annual general meetings of the Company’s shareholders are held on such day as is determined by resolution of the directors. (Bylaws, Paragraph 45). Special meetings of the Company’s shareholders may be convened by order of the Chairman or Vice-Chairman of the Board, the Managing Director, the President if he is a director, a Vice-President who is a director, or the board of directors. (Bylaws, Paragraph 46). Shareholders of record must be given notice of such special meeting not less than 33 days nor more than 50 days before the date of the meeting. Notices of special meetings of shareholders must state the nature of the business to be transacted in detail and must include the text of any special resolution or bylaw to be submitted to the meeting. (Bylaws, Paragraph 47). The Company’s board of directors is permitted to fix a record date for any meeting of the shareholders (Bylaws, Paragraph 51) that is between 35 and 50 days prior to such meeting. The only persons entitled to admission at a meeting of the shareholders are shareholders entitled to vote, the Company’s directors, the Company’s auditors, and others entitled by law, by invitation of the chairman of the meeting, or by consent of the meeting. (Bylaws, Paragraph 50).

     Neither the Articles nor the Bylaws of the Company discuss limitations on the rights to own securities or exercise voting rights thereon, and there is no provision of the Company’s Articles or Bylaws that would delay, defer or prevent a change in control of the Company, or that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Company or any of its subsidiaries. The Company’s Bylaws do not contain a provision indicating an ownership threshold above which shareholder ownership must be disclosed.

     With respect to the matters discussed in this Item 10B, the law applicable to the Company is not significantly different from United States law. With the exception of the voting rights of Series 1 holders noted above, neither the Articles nor the Bylaws contain provisions governing changes in capital that are more stringent than the conditions required by Ontario law.

MATERIAL CONTRACTS

     The following table briefly summarizes each material contract, other than contracts entered into in the ordinary course of business, to which the Company or any subsidiary is a party, for the two years immediately preceding the filing of this Annual Report. More detailed summaries of the noted agreements are presented under “Item 4 — Key Information — Description of Business”).

TITLE, TERMS AND CONDITIONS
DATE	PARTIES	MEMORANDUM OF AGREEMENT	CONSIDERATION

July 1999	EPS, EPS Oakwell Power, VBC Ferro Alloys Limited, Oakwell Engineering Limited	Agreement between EPS and VBC to jointly develop the Andhra Pradesh Project through KEOPL. Provided for compensation to EPS for past development expenses by payment of $US 1,304,534 and 4% earned equity interest for the balance. Provided for potential acquisition by VBC of up to 75% equity at financial closure, and for replacement of performance guaranties by VBC	Approximately US $1,304,534; Replaced third party guaranties in face amount of approx. US $1,500,000

TITLE, TERMS AND CONDITIONS
DATE	PARTIES	MEMORANDUM OF AGREEMENT	CONSIDERATION

August 2000	EPS, KEOPL, VBC Ferro Alloys Limited	AGREEMENT
		Agreement to recapitalize KEOPL by initial issuance of 38% equity to EPS and 62% equity to VBC; and for a series of purchases by VBC of EPS shares, resulting in a present interest held by EPS of 26% equity interest as at June 30, 2000 (12% as at June 30, 2001).	Approx. US $1,110,992 in 2000; Approx. US $978,400 first quarter 2001

May 2001	EPS, KEOPL, VBC Ferro Alloys Limited	AGREEMENT Agreement that any issues with Oakwell Engineering which may arise are project issues to be taken up by KEOPL , not VBC or EPS	Amendment to August 2000 Agreement

October 1999	EPS Karnataka, and EuroKapital AG I.K./Receiver	REMUNERATION AGREEMENT FOR TRANSFER OF RIGHTS AND ESCROW AGREEMENT —
		Parties agreed to the transfer of rights and sale of 67 shares in Euro India Power Canara Ltd. by Receiver to EPS Karnataka for US $2,000,000. Shares to be issued to EPS Karnataka and held in escrow pending payment of US $2,000,000 six weeks after financial closure of the project.	Approx. US $2,000,000

December 1999 and February 2000	EPS Karnataka, and EuroKapital AG I.K./Receiver	FIRST AMENDMENT; SECOND AMENDMENT — Parties agreed to extend payment date for purchase of shares to that date six weeks after the financial closure of the Karnataka Project	Not applicable.

September 1999	EPS, BFC Construction Corporation and Innovative Steam Technologies	ASSET PURCHASE AGREEMENT —
		Agreement by EPS to purchase the assets of Innovative Steam Technologies from BFC Construction for approximately Cdn $12,500,000 plus assumption of certain liabilities, upon satisfaction of certain covenants and conditions. Transaction did not close due to failure of certain covenants by BFC.	Cdn $12,500,000

TITLE, TERMS AND CONDITIONS
DATE	PARTIES	MEMORANDUM OF AGREEMENT	CONSIDERATION

February 2001	EPS, CMB Energy Corp.	PURCHASE AND OPTION AGREEMENT PRINCE EDWARD ISLAND PROPERTY, CANADA —

		Agreement by EPS to purchase from CMB Energy Corp., a 25% interest in 525,857 acre exploration permits located in Prince Edward Island, Canada for both coalbeth methane and conventional gas with an option to earn an additional 10% interest	Cdn $300,000

March 2001	EPS, Rally Energy Corp.	PURCHASE AND SALE AGREEMENT SIBBALD AREA, ALBERTA AND ONTARIO PROPERTY —

		Agreement by EPS to purchase an average 25% of Rally Energy Corp’s (“Rally”) interest in the Sibbald Area Property Alberta and 100% of Rally’s interest in the Ontario Properties effective February 1, 2001 with an option to acquire an additional 25% average interest from Rally in the Sibbald Property for a period of six months of the effective date	Cdn $600,000

March 2001	EPS, Rally Energy Corp.	PURCHASE AND SALE AGREEMENT SIBBALD AREA, ALBERTA —

		Agreement by EPS to purchase an additional average 25% of Rally Energy Corp’s (“Rally”) interest in the Sibbald Area Property Alberta effective April 1, 2001.	Cdn $550,000

April 2001	EPS, Oil Springs Energy Corp.	PURCHASE AND SALE AGREEMENT KAYBOB & BIGSTONE AREA, ALBERTA AND ONTARIO PROPERTY —

		Agreement by EPS to Purchase Oil Springs Energy Corp’s 10.08% to 20% interests in the Alberta Properties and a 2.45% interest in the Ontario Property	Cdn $296,000

		TITLE, TERMS AND CONDITIONS
DATE	PARTIES	MEMORANDUM OF AGREEMENT	CONSIDERATION

June 2001	EPS, Rally Energy Corp.	AGREEMENT FOR THE PURCHASE, SALE AND CONVEYANCE OF ASSETS SIBBALD PROPERTY, ALBERTA — Agreement to purchase an average 25% interest in Townships 28, 29 and 30 the Sibbald Property, Alberta by issuing 90,000 common shares	$335,000

D.   EXCHANGE CONTROLS

     There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, or affect the remittance of dividends, interest or other payments to a non-resident holder of common stock of the Company, other than withholding tax requirements (see “E — Taxation” below).

     Except as provided in the Investment Canada Act, there are no limitations imposed under the laws of Canada, the Province of Ontario, or by the constituent documents of the Company on the right of a non-resident to hold or vote the common stock of the Company.

     The Investment Canada Act (the “ICA”), which became effective on June 30, 1985, regulates the acquisition by non-Canadians of control of a Canadian business enterprise. In effect, the ICA requires review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government, in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of a direct acquisition (for example, through a share purchase or asset purchase), the assets of the business are Cdn $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of Cdn $5 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of Cdn $5 million or more in value. Review and approval are also required for the acquisition or establishment of a new business in areas concerning “Canada’s cultural heritage or national identity” such as book publishing, film production and distribution, television and radio production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

     As applied to an investment in the Company, three methods of acquiring control of a Canadian business would be regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on a Canadian business. An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA. An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

     In 1988, the ICA was amended, pursuant to the Free Trade Agreement dated January 2, 1988 between Canada and the United States, to relax the restrictions of the ICA. As a result of these amendments, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by U.S. investors and other foreign investors acquiring control of a Canadian business from U.S. investors has been raised from Cdn $5 million to Cdn $150 million of gross assets, and indirect acquisitions are not reviewable.

     In addition to the foregoing, the ICA requires that all other acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government. These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review, purposes.

E.   TAXATION

Certain Canadian Federal Income Tax Consequences

     Management of the Company has been advised by its Canadian legal counsel that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of Common Shares of the Company who is a resident of the United States and who is not a resident, or deemed to be a resident, of Canada and who does not use or hold, and is not deemed to use or hold, his or her Common Shares of the Company in connection with carrying on a business in Canada (a “non-resident shareholder”).

     This summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations thereunder (the “Regulations”), the current publicly announced administration and assessing policies of Canada Customs and Revenue Agency, and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account any income tax laws or considerations of any province or territory of Canada or foreign tax considerations which may differ significantly from those discussed herein. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder of Common Shares of the Company, and no opinion or representation with respect to the Canadian Federal Income Tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of Common Shares should consult with their own tax advisors about the federal, provincial and foreign tax consequences of purchasing, owning and disposing of Common Shares of the Company.

Dividends

     Dividends paid on the Company’s Common Shares to a non-resident holder will be subject to a 25% withholding tax pursuant to the provision of the ITA. The Canada-U.S. Income Tax Convention (1980) (the “Treaty”) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States. Unless the resident of the United States is a corporation which owns at least 10% of the voting stock of the company, in which case the withholding tax rate is reduced to 5%.

Capital Gains

     A non-resident of Canada is subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a corporation if the shares are considered to be “taxable Canadian property” of the holder within the meaning of the ITA and no relief is afforded under any applicable tax treaty. For purposes of the ITA, the Common Shares of the Company will be taxable Canadian property to a non-resident holder unless the Common Shares are listed on a prescribed stock exchange. The Common Shares are not listed on a prescribed stock exchange.

     In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is a resident in the United States and not a former resident of Canada, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

Certain United States Federal Income Tax Consequences

     The following is a general discussion of certain possible United States Federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of the Company’s Common Shares. This discussion does not address all potentially relevant Federal income tax matters and does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences (See “Certain Canadian Federal Income Tax Consequences” above).

     The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares, and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of Common Shares of the Company should consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of the Company’s Common Shares.

U.S. Holders

     As used herein, a “U.S. Holder” includes a holder of Common Shares of the Company who is a citizen or resident alien of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of Common Shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of Common Shares is not “effectively connected” with the conduct of a “trade or business” in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Common Shares of Company

     U.S. Holders receiving distributions (including constructive distributions) with respect to Common Shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by corporate holders and those individual holders who itemize deductions. Distributions which are treated as dividends will be taxed as ordinary income at the federal maximum individual rate of 36.9% (See more detailed discussions at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the Common Shares, and thereafter as gain from the sale or exchange of the Common Shares.

     Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. The maximum capital gains rate for individuals is 20% (10% for individuals in the 15% tax bracket). Generally, a special lower rate of 18% (8% for individuals in the 15% tax bracket) applies to transactions after December 31, 2000 when the asset was held more than 5 years. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

     Dividends paid on the Company’s Common Shares will not generally be eligible for the dividends received deduction (the “DRD”) provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualified as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. However, since the Company does not expect to have significant amounts of “U.S. earnings,” the DRD deduction will not generally be available to U.S. Holders. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit

     A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company’s Common Shares may be entitled, at the option of the U.S. Holder, to either a tax deduction or a tax credit for such foreign tax paid or withheld. Generally, it is more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar for dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. The election to claim a tax credit is made on a year by year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his, her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and holders and prospective holders of the Company’s Common Shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Company

     A U.S. Holder will recognize a gain or loss upon the sale of Common Shares of the Company equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the shareholder’s tax basis in the Common Shares of the Company. This gain or loss will be a capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder. In such event the gain or loss will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder being less than or more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Generally, deductions for net capital losses are subject to significant limitations. However, individuals may apply up to US $3,000 of net capital losses against ordinary income after all other gains are eliminated. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over indefinitely to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

     In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of the Company’s Common Shares:

     Foreign Personal Holding Company. If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), the Company would be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold Common Shares of the Company would be required to include in gross income for such year their allowable portions of such passive income to the extent the Company does not actually distribute such income.

     Foreign Investment Company. If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by the U.S. Holder selling or exchanging Common Shares of the Company to be treated as ordinary income rather than capital gain.

     Passive Foreign Investment Company. As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1296 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which are held for the purpose of producing passive income.

     Section 1296 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis) of its assets that produce or are held for the production of “passive income” is 50% or more.

     A U.S. shareholder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. shareholder. The following is a discussion of these two alternative tax regimes as applied to U.S. shareholders of the Company.

     A U.S. shareholder who elects in a timely manner (an “Electing U.S. Shareholder”) to treat the Company as a Qualified Election Fund (“QEF”), as defined in the Code, will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his or her pro-rata share of the Company’s: (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Shareholder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Shareholder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

     The effective QEF election also allows the Electing U.S. Shareholder to (i) generally treat any gain realized on the disposition of his or her Common Shares (or deemed to be realized on the pledge of his or her Common Shares) as capital gain; (ii) treat his or her share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his or her share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Shareholder is not a corporation, such an interest charge would be treated as “personal interest” that can be deducted only when it is paid or accrued, and is only 10% deductible in taxable years beginning before 1990 and not deductible at all in taxable years beginning after 1990.

     The procedure with which a U.S. shareholder must comply in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. shareholder’s holding period in which the Company is a PFIC. If the U.S. shareholder makes a QEF election in such first year, then the U.S. shareholder may make a timely QEF election by simply filing the appropriate documents at the time the U.S. shareholder files its tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. shareholder must elect to recognize (i) any gain that he would otherwise recognize if the U.S. shareholder sold his or her stock on the application date, under the rules of Section 1291 discussed below; or (ii) if the Company is a controlled foreign corporation, the U.S. shareholder will be deemed to have made a timely QEF election.

     When a timely QEF election is made, if the Company no longer qualifies as a PFIC in a subsequent year, normal Code rules will apply. It is unclear whether a new QEF election is necessary if the Company thereafter re-qualifies as a PFIC. U.S. shareholders should seriously consider making a new QEF election under those circumstances.

     If a U.S. shareholder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the Common Shares in question, and the Company is a PFIC (a “Non-electing U.S. Shareholder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his or her Common Shares and (ii) certain “excess distributions,” as specially defined, by the Company.

     A Non-electing U.S. Shareholder generally would be required to pro-rate all gains realized on the disposition of his or her Common Shares and all excess distributions over the entire holding period for the Common Shares. All gains or excess distributions allocated to prior years of the U.S. shareholder (other than years prior to the first taxable year of the Company during such U.S. shareholder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing Shareholder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is partially or wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

     If the Company is a PFIC for any taxable year during which a Non-electing U.S. Shareholder holds Common Shares, then the Company will continue to be treated as a PFIC with respect to such Common Shares, even if it is no longer definitionally a PFIC. A Non-electing U.S. Shareholder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-Electing U.S. Shareholders) as if such Common Shares had been sold on the last day of the last taxable year for which it was a PFIC.

     Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Shareholders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

     Certain special, generally adverse, rules will apply with respect to the Common Shares while the Company is a PFIC whether or not it is treated as a QEF. For example, under Section 1297(b)(6) of the Code, a U.S. shareholder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in the regulations, be treated as having made a taxable disposition of such stock.

     The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of the proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. persons who are shareholders of the Company are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Company.

     Controlled Foreign Corporation. If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, and each of such individuals and/or entities owns 10% or more of the total combined voting power of all classes of stock of the Company or the total value of the stock (each, a “United States Shareholder”), the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code. This classification would result in many complex consequences, including the required inclusion into income by such United States Shareholders of their pro rata shares of “Subpart F income” of the Company (as specially defined by the Code) and the Company’s earnings invested in U.S. property and earnings invested in “excess passive assets” (as defined by the Code). In addition, under Section 1248 of the Code, gain from the sale or exchange of Common Shares by a U.S. person who is or was a United States Shareholder (as defined in the Code, a holder of Common Shares who is or was a United States Shareholder at any time during the five year period ending with the sale or exchange) is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the holders of Common Shares, a more detailed review of these rules is outside the scope of this discussion.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     Not applicable.

Item 12. Description of Securities Other Than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividends, Arrearages and delinquencies

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

     In December, 2000, the Company issued 8,000,000 pre-consolidated units in a private placement to arm’s length placees. Each unit being comprised of (i) one Common Share; (ii) one half Series A Common Share purchase warrant; and (iii) one half Series B Common Share purchase warrant at a pre-consolidated price of $0.10 per unit. (the “Unit” or “Units”). Each Series A Common Share purchase warrant would entitle the holder to purchase one-half of a Common Share of the Company, at a pre-consolidated price exercise price of $0.13, for a period of 24 months from the date of issue. Each Series B Common Share purchase warrant would entitle the holder to purchase one-half of a Common Share of the Company, at a pre-consolidated exercise price of $0.20, for a period of 24 months from the date of issue. The closing of the private placement occurred in two phases. Phase one was completed in December 2000, and was comprised of the issuance of the Common Shares and the issuance of the Series A Common Share purchase warrants. Phase two was completed in January of 2001, and was comprised of the issuance of the Series B Common Share purchase warrants after the shareholders and CDNX approved the transaction.

     On March 30, 2001 the Company issued 1,200,000 Class A Preference Shares-Series 2 (the “Series 2 Shares”) for gross proceeds of $1,200,000, with a cumulative preferential annual dividend rate of 5%. The Series 2 Shares are redeemable by the Company, re-tractable after 5 years by the holder, and convertible anytime during the first 30 months from March 30, 2001 into 1 “Unit” at a rate of $1.25 per unit. Each unit consists of 1 Common Share and 1 Common Share purchase warrant exercisable at $1.50 to acquire 1 Common Share for a period of two years from conversion. After 30 months each “Unit” is convertible at the 10 day weighted average trading price of the Common Shares immediately prior to conversion (the “Conversion Price”). Each of such “Unit” consists of 1 Common Share and 1 Common Share purchase warrant exercisable at the Conversion Price plus 10%, and for a period of two years from conversion.

     On November 9, 2001 the Company issued 350,000 units by way of private placement to an arm’s length placee at US $4.00 per unit for net proceeds to the Company after a 5% commission of US $1,330,000. Each unit being comprised of one Common Share and one-tenth of one Common Share purchase warrant exercisable at $4.45 until May 9, 2002.

     On November 16, 2001 the Company issued 350,000 units by way of private placement to an arm’s length placee at US $4.00 per unit for net proceeds to the Company after a 5% commission of US $1,330,000. Each unit being comprised of one Common Share and one-tenth of one Common Share purchase warrant exercisable at $4.45 until May 16, 2002.

     At the Annual and Special Meeting (the “Meeting”) of the Company to be held on December 28, 2001, the Company will be seeking shareholder approval for potential stock issuances by the Company, to increase up to 800,000 the number of Common Stock eligible for issuance pursuant to the Company’s Stock Option Plan and pursuant to one or more private placements to issue up to 8,075,145 Common Shares.

     The Company proposes that the private placement(s) for which advance approval is being sought be restricted to a maximum of 100% of the number of Common Stock issued and outstanding at the date of the Company’s Management Information Circular (“Circular”) being 8,075,145 Common Stock. Any private placement proceeded with by the Corporation under the advance approval may be subject to regulatory approval and to the following additional restrictions:

(a) it must be completed within a twelve month period following the date the shareholder approval is given; and

(b) it must comply with applicable regulatory requirements and relevant private placement pricing rules.

     (For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

     To be approved, the resolution must be passed by a majority of the votes cast by shareholders at the Meeting in respect of the resolution.

Item 15. [Reserved]

Item 16. [Reserved]

PART III

Item 17. Financial Statements

     See the Consolidated Financial Statements and Exhibits listed in Item 19, and filed as a part of this Annual Report.

Item 18. Financial Statements

     Not applicable.

Item 19. Financial Statements and Exhibits

(a)	Financial Statements, including:

(i)	Auditors’ Report of BDO Dunwoody LLP on the consolidated financial statements for the years ended June 30, 2001 and 2000.

(ii)	Auditors’ Report of Ernst and Young LLP on the consolidated statement of loss and deficit and cash flows for the year ended June 30, 1999.

(iii)	Consolidated Balance Sheets at June 30, 2001 and 2000.

(iv)	Consolidated Statements of Loss and Deficit for the years ended June 30, 2001, 2000 and 1999.

(v)	Consolidated Statements of Cash Flows for the years ended June 30, 2001, 2000, and 1999.

(vi)	Interim Consolidated Statements of Operations and Deficit and Consolidated Statement of Changes in Financial Position for the three-month periods ended September 30, 2001 and 2000.

(b)	Exhibits

1.	Articles of incorporation and bylaws as currently in effect:

1.1*	Articles of Amalgamation effective July 1, 1996 amalgamating Energy Power Systems Group, Inc. with 1169402 Ontario Inc.

1.2*	Bylaws of Van Ollie Explorations Ltd.

1.3	Articles of Amendment dated November 17, 1998.

1.4	Articles of Amendment dated January 29, 1999.

2.	Instruments defining rights of holders of equity or debt securities being registered:

2.1*	Specimen common share certificate

2.2*	See Articles of Amalgamation described above in item 1.1

2.3*	Van Ollie Explorations Limited 1996 Stock Option Plan

2.4*	Form of Stock Option Agreement for Management Stock Options

2.5*	Warrants to Purchase 580,000 Common Shares issued to Fieldston Traders Limited

(b)	Exhibits

3.	Certain material contracts:

3.1*	Agreement of Purchase and Sale of Shares dated as of March 19, 1996 between Core Financial Enterprises Inc., Castle Capital, Inc. and M&M Engineering Limited

3.2*	Memorandum of Agreement effective March 19, 1996 between Core Financial Enterprises Inc. and 1169402 Ontario Inc.

3.3*	Share Exchange Agreement made as of March 25, 1996 between 1169402 Ontario Inc. Shareholders, Van Ollie Explorations Limited and 1169402 Ontario Inc.

3.4*	Van Ollie Explorations Limited 1996 Stock Option Plan effective March 25, 1996

3.5*	Agreement made as of April 19, 1996 between Van Ollie Explorations Limited, Fieldston Traders Limited and ASI Holdings, Inc.

3.6*	Agreement of Purchase and Sale executed July 31, 1996 between Energy Power Systems Group Inc., Castle Capital, Inc., ASI Holdings, Inc. and Atlantic Seaboard Industries Limited

3.7*	Redeemable Convertible Term Note executed July 31, 1996 by Energy Power Systems Group Inc. in favor of Castle Capital Inc.

3.8*	Debenture ($1,750,000) Issued to RoyNat, Inc, by M&M Engineering Limited dated May 18, 1990

3.9*	Priorities Agreement dated May 18, 1990 between Canadian Imperial Bank of Commerce, RoyNat, Inc. and M&M Engineering Limited

3.10*	Corporate Agreement of Guarantee dated May 18, 1990 by M&M Offshore Limited in favor of RoyNat, Inc.

3.11*	Letter Agreement dated June 6, 1996 between Canadian Imperial Bank of Commerce and M&M Engineering Limited

3.12*	Demand Debenture ($2,600,000) executed October 9, 1992 issued to Enterprise Newfoundland and Labrador Corporation by Atlantic Seaboard Industries Limited

3.13*	Agreements as of September 30, 1996 between Energy Power Systems Group Inc., Atlantic Seaboard Industries Limited and Enterprise Newfoundland and Labrador Corporation

(b)	Exhibits

3.14*	Letter Agreement dated October 17, 1991 between Atlantic Canada Opportunities Agency and Atlantic Seaboard Industries Limited

3.15*	Agreement dated April 4, 1994 between Gateway Seafoods, Inc. and Atlantic Seaboard Industries Limited

3.16*	Lease No. 94873 dated September 8, 1993 to Atlantic Seaboard Industries Limited

3.17*	Grant Pursuant to Lease 94873 to Energy Power Systems Group Inc.

3.18*	Consulting Agreement dated July 1, 1996 between James C. Cassina and Energy Power Systems Group Inc.

3.19*	Heads of Agreement dated May 31, 1996 between G.J. Cahill & Co. 1979 Ltd., M&M Offshore Limited, SEA Systems Limited, Westinghouse Canada Inc. and Mobile Valve Repair

3.20*	Technology License’ Manufacturing and Machinery Sale Agreement dated as of January 13, 1988 between Vetco Gray Canada Inc. and M&M Engineering Limited, and Addendum dated January 13, 1988

3.21*	Letter Agreement between Tampico Pte. Ltd. and Atlantic Seaboard Industries Limited dated June 18, 1997, awarding Engineering, Procurement & Construction Contracts for two (2) 100 Megawatt Barge Mounted Power Plants for Kakinada, Andhra Pradesh, India

3.22*	Co-Operation Agreement dated as of October 17, 1997, between Oakwell Engineering Limited and Energy Power Systems Group, Inc.

3.23*	Shareholders Agreement dated as of October 17, 1997, between Oakwell Engineering Limited and Energy Power Systems Group, Inc., relating to EPS Oakwell Power Limited

3.24*	Power Purchase Agreement dated as of March 31, 1997, between the Andhra Pradesh State Electricity Board and Oakwell Engineering Limited Singapore — Project A

3.25*	Power Purchase Agreement dated as of March 31, 1997, between the Andhra Pradesh State Electricity Board and Oakwell Engineering Limited Singapore — Project B

3.26*	Newfoundland Service Alliance Inc. — Newfoundland Certificate of Incorporation dated December 4, 1996

(b)	Exhibits

3.27*	Unanimous Shareholders Agreement dated December 4, 1996 between Newfoundland Service Alliance Inc., Westinghouse Canada Inc., G.J. Cahill & Co. 1979 Ltd., M&M Offshore Limited, SEA Systems Limited and New Valve Services and Consulting Inc.

3.28*	Magna Services Limited — Newfound Certificate of Incorporation dated April 23, 1997

3.29*	Turnkey Engineering Procurement, Construction (EPC) Contract between Atlantic Seaboard Industries Limited and EPS Oakwell Power Limited

3.30*	RoyNat Loan Extension Letter Agreement dated November 3, 1997 between M&M Engineering Limited and RoyNat Inc.

3.31*	Land Transfer Agreement from The Town of Channel-Port Aux Basques to Atlantic Seaboard Industries Limited

3.32*	Guarantees of the State of Andhra Pradesh dated December 3, 1997 by the State of Andhra Pradesh in favor of EPS Oakwell Power Limited

3.33*	Gateway Loan Extension dated November 7, 1997 between Gateway Seafood Inc. and Atlantic Seaboard Industries Limited

3.34*	Operations and Maintenance Frame Agreement dated November 25, 1994 between Atlantic Seaboard Industries Limited and JKL (International) Ltd. (Revised to reflect O&M by CMS on those projects in which CMS is an equity partner)

3.35*	Engineering and Project Management Contract dated June 30, 1997 between Atlantic Seaboard Industries Ltd. and Merlin Engineering A.S.

3.36*	Letter Agreement dated December 5, 1997 between Atlantic Seaboard Industries Ltd. and JKL-Shipbrokers A.S.

3.37*	Agreement between Energy Power Systems Group Inc., Merlin Engineering A.S. and Per Huse dated October 12, 1997

3.38*	Memorandum of Understanding among Per Huse, Energy Power Systems Group Inc. and Merlin Engineering A.S. dated December 15, 1997

3.39*	February 1998 Proposal by SNC-Lavalin Inc. to Energy Power Systems Group Inc. and Related Correspondence

3.40*	Memorandum of Understanding dated February 23, 1998 between Atlantic Seaboard Industries Limited and SNC-Lavalin Inc.

(b)	Exhibits

3.41*	Energy Power Systems Group Inc. — Amendment to Articles of the Corporation filed February 24, 1998

3.42*	Letter Agreement dated February 13, 1998 between Oakwell Engineering Limited and Energy Power Systems Group Inc.

3.43*	Gateway Loan Extension dated January 14, 1998 between Gateway Seafood Inc. and Atlantic Seaboard Industries Ltd.

3.44*	Fuel Supply Agreement dated January 1, 1998 between Indian Oil Corporation Ltd. and EPS Oakwell Power Ltd.

3.45*	Agreement between ASIL and Global Trading of New Jersey, Inc. dated July 23, 1997

3.46**	May 6, 1998 Extension of Cooperation Agreement between Energy Power Systems Group Inc. and Oakwell Engineering Limited

3.47**	Gateway Loan Extension dated May 5, 1998 between Gateway Seafood Inc. and Atlantic Seaboard Industries Ltd.

3.48****	Remuneration Terms for the Chief Executive Employment Contract dated August 2, 1999

3.49****	Remuneration Agreement for the transfer of all rights in Euro India Power Canara Ltd. by and between EPS Karnataka Power Corp. and EuroKapital AGI.K./Receiver dated October 12, 1999

3.50****	First Amendment to the Remuneration Agreement for the transfer of all Rights in Euro India Power Canara Ltd. dated December 17, 1999

3.51****	Escrow Agreement by and between EPS Karnataka Power Corp., the Court Appointed Receiver for EuroKapital Assets and Mr. Rahul Mathan, Escrow Agent, dated October 13, 1999

3.52****	Asset Purchase Agreement between BFC Construction Corporation and Construction Foundation BFC Limited and Innovative Steam Technologies Ltd. and BFC Industrial-Nicholls Radtke Ltd. and Energy Power Systems Limited dated September 24, 1999

3.53****	Memorandum of Agreement among VBC Group and EPS-OAKWELL Power Company Limited, Energy Power Systems Limited and Oakwell Engineering Limited dated July 16, 1999

3.54****	Memorandum of Agreement by and between Engineering Power Systems Group Inc. and CMS Generation Co. dated July 1, 1998

(b)	Exhibits

3.55****	Acquisition Agreement dated as of March 9, 1999 between Engineering Power Systems Limited and Fieldston Traders Limited

3.56****	Acquisition Agreement dated March 9, 1999 between Energy Power Systems Limited and Piccalino Far East Limited

3.57*****	Agreement among VBC Group and EPS-Oakwell Power Company Limited, Energy Power Systems Limited and Oakwell Engineering Limited dated August 10, 2000.

3.58*****	Second Amendment to the Remuneration Agreement for the transfer of all Rights in Euro India Power Canara Ltd. dated February 2, 2000.

3.59	Articles of Amendment dated February 2, 2001.

3.60	Purchase and Option Agreement Prince Edward Island Property, Canada dated February 9, 2001.

3.61	Purchase and Sale Agreement Sibbald Area Alberta and Ontario Property dated March 23, 2001.

3.62	Purchase and Sale Agreement Sibbald Area Alberta dated March 23, 2001.

3.63	Articles of Amendment dated April 4, 2001.

3.64	Purchase and Sale Agreement Kaybob & Bigstone Area Alberta and Ontario Property dated April 6, 2001.

3.65	May 1, 2001 amendment to the August 10, 2000 agreement among VBC Group and EPS-Oakwell Power Company Limited, Energy Power Systems Limited and Oakwell Engineering Limited.

3.66	Agreement for the Purchase and Sale and Conveyance of Assets, Sibbald Property dated June 30, 2001.

*	Previously filed by Registrant as part of Registration Statement on Form 20-F (SEC File No. 0-29586)

**	Previously filed by Registrant as part of Amendment #2 to Registration Statement on Form 20-F on May 18, 1998 (SEC File No. 0-29586)

***	Previously filed by Registrant on Form 6-K on November 30, 1999

****	Previously filed by Registrant as part of Registration Statement on Form 20-F on January 10, 2000 (SEC File No. 0-29586)

*****	Previously filed by Registrant as part of Registration Statement on Form 20-F on January 15, 2001 (SEC File No. 0-29586)

Auditors’ Report

To the Shareholders of
Energy Power Systems Limited
(Formerly Engineering Power Systems Limited)

     We have audited the consolidated balance sheets of Energy Power Systems Limited as at June 30, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian and U.S. generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

     The consolidated financial statements for the year ended June 30, 1999 were audited by other auditors who expressed an opinion without reservation on these statements in their report dated November 19, 1999.

(signed) BDO Dunwoody LLP
Chartered Accountants

Toronto, Ontario
October 4, 2001

AUDITORS’ REPORT

To the Shareholders of

Energy Power Systems Limited

     We have audited the consolidated statements of loss and deficit and cash flows of Energy Power Systems Limited for the year ended June 30, 1999. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements presently fairly, in all material respects, the results of its operations and the changes in its financial position for the year ended June 30, 1999 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

St. John’s, Canada
November 19, 1999.

A member of Ernst & Young International, Ltd.

Energy Power Systems Limited
(Formerly Engineering Power Systems Limited)

Consolidated Financial Statements
For the years ended June 30, 2001, 2000 and 1999
(Expressed in Canadian Dollars)

Energy Power Systems Limited
(Formerly Engineering Power Systems Limited)

Consolidated Financial Statements
For the years ended June 30, 2001, 2000 and 1999
(Expressed in Canadian Dollars)

Contents

Auditors’ Report	2
Consolidated Financial Statements
Balance Sheets	3
Statements of Loss and Deficit	4
Statements of Cash Flows	5
Summary of Significant Accounting Policies	6
Notes to Consolidated Financial Statements	10

Energy Power Systems Limited
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

June 30	2001	2000

Assets
Current
Cash	$1,242,621	$1,771,047
Marketable securities (market value $255,290)	221,213	—
Accounts receivable (Note 1)	4,331,086	3,333,573
Inventories and work in progress	1,039,853	1,525,344
Due from co-venturer	208,652	116,684
Prepaid expenses	67,329	81,087
Investment (Note 2)	3,500,000	—
Future income tax asset (Note 11)	235,000	—

	10,845,754	6,827,735
Other assets (Note 3)	—	9,490,021
Oil and gas properties (Note 4)	2,017,493	—
Capital assets (Note 5)	3,268,096	4,875,362
Future income tax asset (Note 11)	862,000	—
Goodwill	2,056,832	2,318,090

	$19, 050,175	$23,511,208

Liabilities and Shareholders’ Equity
Current
Bank indebtedness (Note 7)	$829,001	$507,222
Accounts payable and accrued liabilities	4,200,868	4,929,532
Due to shareholders (Note 8)	1,162,403	2,630,225
Current portion of long term debt (Note 9)	182,151	283,529
Future income tax liability (Note 11)	266,000	402,100

	6,640,423	8,752,608
Due to shareholders (Note 8)	350,000	1,842,038
Long-term debt (Note 9)	646,311	738,205
Future income tax liability (Note 11)	56,000	71,000

	7,692,734	11,403,851

Shareholders’ equity
Share capital (Note 10)	32,207,289	29,322,289
Deficit	(20,849,848)	(17,214,932)

	$11,357,441	12,107,357

	$19,050,175	$23,511,208

On behalf of the Board:

(signed) James C. Cassina                 Director
James C. Cassina

(signed) Sandra J. Hall                      Director
Sandra J. Hall

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Energy Power Systems Limited
Consolidated Statements of Loss and Deficit
(Expressed in Canadian Dollars)

For the years ended June 30	2001	2000	1999

Revenue	$19,153,058	$18,924,369	$21,079,649
Cost of sales and oil and gas operating costs
(including amortization of capital assets and depletion $258,629; 2000 - $211,703; 1999 - $202,009)	16,640,412	15,127,539	17,923,409

Gross profit	2,512,646	3,796,830	3,156,240

Expenses
Administrative expenses	2, 626,513	4,344,657	4,597,444
Amortization of goodwill	261,258	261,258	92,901
Amortization of capital assets	157,111	154,416	158,621
Interest	165,965	100,588	94,221
Interest on long term debt	90,523	113,959	137,205

	3,301,370	4,974,878	5,080,392

Loss from continuing operations before the following	(788,724)	(1,178,048)	(1,924,152)
Other income	66,218	72,486	141,356
Write down of inactive capital assets	(1,500,000)	—	—
Non-controlling interest in M&M Engineering Limited	—	—	(286,703)

Net loss from continuing operations before income taxes	(2,222,506)	(1,105,562)	(2,069,499)

Income taxes (Note 11)
Current	—	36,045	113,000
Future	(1,248,100)	330,300	101,800
Utilization of loss carryforwards	—	(35,000)	—

	(1,248,100)	331,345	214,800

Net loss from continuing operations	(974,406)	(1,436,907)	(2,284,299)
Loss from discontinued operations (Note 19)	(2,660,510)	(1,250,992)	(5,696,655)

Net loss for the year	(3,634,916)	(2,687,899)	(7,980,954)
Deficit, beginning of year	(17,214,932)	(14,527,033)	(6,546,079)

Deficit, end of year	$(20,849,848)	$(17,214,932)	$(14,527,033)

Net loss from continuing operations per share (Note 15)	$(0.23)	$(0.46)	$(0.99)

Net loss for the year per share (Note 15)	$($0.85)	$(0.86)	$(3.46)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Energy Power Systems Limited
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

For the years ended June 30	2001	2000	1999

Cash flows provided by (used in)
Operating activities
Net loss from continuing operations for the year	$(974,406)	$(1,436,907)	$(2,284,299)
Adjustments to reconcile net income to net cash provided by operating activities Amortization of goodwill	261,258	261,258	92,901
Amortization of capital assets	415,740	366,119	360,630
Income taxes	(1,248,100)	330,300	101,800
Loss on sale of capital assets	7,796	1,825	—
Unrealized foreign exchange loss	—	50,000	—
Non-controlling interest — M&M Engineering Limited	—	—	286,703
Write down of inactive capital assets	1,500,000	—	—
Professional fees settled by issuance of shares	—	225,000	767,750
Net change in non-cash working capital balances (Note 12)	(1,223,064)	160,235	2,498,195

Cash provided (used) by operating activities from continuing operations	(1,260,776)	(42,170)	1,849,281
Cash used by discontinued operations	(52,278)	(2,487,076)	(2,470,170)

	(1,313,054)	(2,529,246)	(646,490)

Investing activities
Purchase of short term investments	(221,213)	—	—
Due from co-venturers	(91,968)	—	—
Purchase of oil and gas assets	(1,727,857)	—	—
Purchase of capital assets	(213,991)	(181,447)	(263,610)
Proceeds from sale of capital assets	27,000	55,500	—
Acquisition of 100% interest in KEOPL	—	—	(222,840)
Other assets	3,355,025	598,318	(1,570,410)
Restricted cash	—	2,095,984	(543,799)
Investing activities of discontinued operations	22,900	4,028,962	—

	1,149,896	6,597,317	(2,600,659)

Financing activities
Bank indebtedness	321,779	(135,854)	(494,966)
Factoring loans, net	—	—	(332,988)
Long term debt, net	(277,187)	(469,954)	(215,015)
Cash assumed on acquisition of KEOPL	—	—	909
Due to related parties	—	490,098	669,962
Advances from (repayments to) shareholders	(1,930,057)	282,137	3,195,428
Issuance of common shares	1,350,000	—	647,120
Issuance of preference shares	250,000	—	—
Financing activities of discontinued operations	(79,803)	(2,700,596)	—

	(365,268)	(2,534,169)	3,470,450

Net increase (decrease) in cash	(528,426)	1,533,902	223,301
Cash, beginning of year	1,771,047	237,145	13,844

Cash, end of year	$1,242,621	$1,771,047	$237,145

See supplementary cash flow information (Note 12 (a))

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Energy Power Systems Limited
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

June 30, 2001, 2000 and 1999

Nature of Business and Principles of Consolidation

     Energy Power Systems Limited (“EPS” or the “Company”) is a corporation amalgamated under the laws of the Province of Ontario. The Company’s business focus is to explore and develop oil and gas reserves. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries M&M Engineering Limited (“M&M”) and its wholly owned subsidiary M&M Offshore Limited (“MMO”) whose business focus is engineering mechanical contracting and steel fabrication in Newfoundland.

     Pursuant to Articles of Amendment dated February 2, 2001 the Company changed its name from Engineering Power Systems Limited to Energy Power Systems Limited.

     During fiscal 2001 the Company decided to discontinue efforts to act as a developer of independent power projects. The Company is actively seeking a developer who will purchase its interest in the Karnataka Project. In addition, the Company intends to monetize its investment in the Andhra Pradesh Project on or before June 30, 2002. This segment has been treated as discontinued operations for accounting purposes (see Note 19). As such the operations of the Company’s Power Division have been excluded from the consolidated statement of loss and deficit from continuing operations in current and prior periods.

     During fiscal 2000 EPS disposed of its interests in Merlin Engineering A.S. (“Merlin”) and divested ASI Holdings, Inc. (“ASIH”). These operations have been treated as discontinued operations for accounting purposes (see Note 19). As such, the operations of Merlin and ASIH have been excluded from the consolidated statement of loss and deficit from continuing operations in current and prior periods.

     These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.

Oil and Gas Properties

     The Company follows the full-cost method of accounting for oil and gas activities whereby all costs associated with the acquisition of, exploration for, and the development of oil and gas reserves are capitalized. These costs are capitalized in one cost centre, Canada. Such costs include lease acquisitions, geological and geophysical expenditures, lease rentals on non-producing properties, drilling, equipment, and technical consulting directly related to exploration and development activities. All other general and administrative costs including interest are expensed. Proceeds from sales of oil and gas properties are recorded as reductions of capitalized costs. The Company applies an annual ceiling test to capitalized costs to ensure that such costs do not exceed the estimated value of future net revenues from production of proven reserves at current prices less future costs of general and administrative expenses, financing and income taxes.

Energy Power Systems Limited
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

June 30, 2001, 2000 and 1999

Oil and Gas Properties (cont.)

     Any reduction of value, as a result of the ceiling test, is charged to operations. Depletion of producing petroleum and natural gas properties and amortization of well equipment is provided on the units-of-production method based on proven petroleum and natural gas reserves.

     Wells under development are not amortized. Wells under development are included in the ceiling test are assessed for impairment on a quarterly basis. Impairment of non-producing properties is assessed based on management’s expectations of success.

     The Company holds various working interests in producing and non-producing oil and gas properties.

     The Company’s activities are conducted jointly with others. These financial statements reflect the Company’s share of the assets, revenue and operating costs related to these oil and gas properties.

Royalties

     The Company’s oil and gas production is subject to crown royalties. Crown royalties are included in operating costs, net of related crown royalty tax credits.

Accounting Estimates

     The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be material.

Revenue Recognition

Engineering and Offshore Division

     Revenue from engineering construction and fabrication contracts is recognized on the percentage of completion method. The percentage of completion method recognizes revenue by assessing the value of the work performed in relation to the total estimated cost of the contract based on the contract value. Contract costs include all direct material and labour costs and those indirect costs related to contract performance such as supplier, tools and repairs. Administrative and general overheads are charged to expense as incurred. Contract losses are provided for in full in the year in which they become apparent.

Oil and Gas Division

     Oil and gas revenue is recognized on actual production, and upon delivery of the product to the customer based on the operators’ reports.

Marketable Securities

     Marketable securities are valued at the lower of cost or market on a portfolio basis.

Energy Power Systems Limited
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)
(Continued)

June 30, 2001, 2000 and 1999

Investment

     The investment in KEOPL is recorded at expected net recoverable amount.

Inventories

     Inventories of finished goods are valued at the lower of cost and net realizable value. Raw materials are valued at the lower of cost and replacement cost.

Joint Ventures

     The Company uses the proportionate consolidation method to account for its non oil and gas joint ventures.

Capital Assets

     Capital assets consist primarily of fabrication buildings, office equipment, and manufacturing equipment. These assets are recorded at cost less write down for impairment.

     Capital assets are amortized on the declining balance basis over their estimated useful lives at the following rates:

Building	3% declining balance
Manufacturing equipment	20% declining balance
Tools and equipment	20% declining balance
Office equipment	20% declining balance
Vehicles	30% declining balance
Paving	7% declining balance
Equipment under capital leases	20% declining balance

Goodwill

     Goodwill represents the excess purchase price paid for business combinations over the value assigned to identifiable net assets acquired. It is amortized on a straight-line basis over a ten-year period, from the acquisition date. The carrying value of goodwill is assessed by calculating projected cash flows. Any permanent impairment in value is recorded in earnings when it is identified.

     Goodwill is recorded net of accumulated amortization of $615,417 (2000 — $354,159).

Other Assets

     Other assets consist of costs related to the acquisition of power purchase agreements (“PPAs”) in India. The carrying value of the costs related to the acquisition of the power purchase agreements is assessed by calculating projected cash flow. Any permanent impairment in value is recorded in earnings when it is identified.

Marketing and Promotion Cost

     Marketing and promotion costs for new business opportunities are charged to administrative expenses as incurred.

18

Energy Power Systems Limited
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)
(Continued)

June 30, 2001, 2000 and 1999

Foreign Currency Translation

     Foreign currency accounts are translated to Canadian dollars as follows:

     At the transaction date, each asset, liability, revenue or expense is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the year end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date and the resulting foreign exchange gains and losses are included in income in the current period.

Income Taxes

     The Company accounts for income taxes under the asset and liability method. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carryforwards. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

Energy Power Systems Limited
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2001, 2000 and 1999

1. Accounts Receivable

     Receivables consist of the following:

	2001	2000

Trade	$4,161,427	$2,569,830
Holdbacks	169,659	763,743

	$4,331,086	$3,333,573

2. Investment

     Investment consists of the following:

	2001	2000

Investment in Konaseema EPS Oakwell Power Limited	$3,500,000	$—

     The Company owns 11,348,200 ordinary equity shares, of Rs. 10 each, of Konaseema EPS Oakwell Power Limited (“KEOPL”), which represents a 12% interest in KEOPL, a company incorporated in the State of Andhra Pradesh, India, which is developing the Andhra Pradesh Project (the “Project”). Upon Financial Closure (when all regulatory approvals have been received) for the Project, the Company will hold approximately a 3% interest in the Project. Pursuant to the Revised VBC Agreement dated August 10, 2000 amongst the Company, VBC Group (“VBC”), KEOPL’s parent company, and KEOPL, VBC shall purchase the Company’s investment in KEOPL for INR 113,482,000 (approximately Cdn $3,500,000) on or before June 30, 2002.

3. Other Assets

     The other assets are comprised of the following India power projects.

	2001	2000

Andhra Pradesh Project	$—	$7,487,558
Karnataka Project	—	2,002,463

	$—	$9,490,021

(a)	Andhra Pradesh Project

Pursuant to the Revised VBC Agreement dated August 10, 2000, the Company’s cost related to the development of the Project was capitalized by the issuance of equity and preference shares having on aggregate value of approximately $6,600,000. During the year 2001 KEOPL redeemed all of the preference shares and VBC purchased approximately one third of the equity shares held by the Company for a total cash consideration of approximately $3,100,000. The remaining shares held by the Company have been classified as Investment (Note 2).

(b)	Karnataka Project

During fiscal 2001 the Karnataka Project (the “Project”) converted from a 195 MW naphtha fuelled barge based power project to a 220 MW coal fuelled land based power project. As at June 30, 2001, the Company has written down the carrying amount of the Project to nil because much of the cost incurred by the Company on the Project was related to the cost of the 195 MW naphtha fuelled barge based power project and not the 200MW coal fuelled land based power project. The Company is seeking a developer who will purchase its interest in the Project.

Energy Power Systems Limited
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2001, 2000 and 1999

4. Oil and Gas Properties

     During the year, the Company acquired various working interests in producing and non-producing oil and gas properties in Alberta, Ontario and Prince Edward Island. As consideration the Company paid $1,727,857 cash and issued 90,000 common shares for $335,000. These properties are carried at cost set out below:

	June 30, 2001

		Accumulated	Net Book
	Cost	Amortization	Value

Producing wells
Alberta	$1,634,180	$44,987	$1,589,193
Ontario	51,834	377	51,457
Wells under development
Alberta	68,036	—	68,036
Ontario	3,187	—	3,187
PEI	305,620	—	305,620

	$2,062,857	$45,364	$2,017,493

     The Company is required to fund its share of costs and expenses. Failure to fund expenditures will result in a dilution of its interests.

5. Capital Assets

     Capital assets consist of the following:

	June 30, 2001		June 30, 2000

		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization

Land	$544,009	$—	$544,009	$—
Building	2,643,700	935,005	4,102,206	802,165
Manufacturing equipment	755,032	645,057	739,280	613,407
Tools and equipment	1,087,315	805,440	1,066,278	744,623
Office equipment	281,106	200,264	263,193	179,075
Vehicles	204,706	137,452	142,318	123,953
Paving	36,152	14,433	34,655	12,854
Equipment under capital leases	811,907	358,182	716,213	256,713

	$6,363,929	$3,095,833	$7,608,152	$2,732,790

Net book value		$3,268,096		$4,875,362

     The land and building includes a property, located in Port aux Basques, Newfoundland, with a carrying amount of $407,705 (which amount is net of a provision of $1,500,000 for the potential impairment) (2000 — $2,048,371) which is vacant while being maintained as a production facility. The Company’s ownership in the building on this property may be subject to a third party debenture of $500,000 on the leasehold interest that expires on December 22, 2008. The Company’s position with respect thereto is that it does not believe the debenture holder’s security interest is valid. The Company expects that significant new projects will be undertaken in the area in the near future and that these facilities will be leased to third parties for these projects. The Company estimates that the carrying amount will be fully recoverable. The actual recoverable amount is dependent upon future events and could differ materially from the amount estimated by management.

Energy Power Systems Limited
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2001, 2000 and 1999

6. Joint Ventures

     The Company carries on part of its business in two joint ventures, Newfoundland Service Alliance Inc. (“NSA”), a 20% owned joint venture and Magna Services Inc. (“Magna”), a 50% owned joint venture. During the 2001 fiscal year the Company recorded $271,000 (2000 — $117,000) of revenue from NSA and $83,000 (2000 — $10,000) of revenue from Magna.

     The following is a summary of the combined financial information relating to the Company’s proportionate interest in these joint ventures unadjusted for transactions between the joint venture and the Company:

	Proportionate Share of Joint
	Ventures' Financial Information

	2001	2000

Balance sheet
Current assets	$562,138	$384,905
Non current assets	4,375	6,607
Current liabilities	(555,763)	(389,232)
Operations
Revenue	$2,860,599	$1,789,435
Operating expenses and amortization	2,860,429	1,788,957
Net income	170	478
Cash flows
Operating activities	$(179,002)	$(21,471)
Financing activities	75,966	(67,459)
Investing activities	(51)	2,395

7. Bank Indebtedness and Demand Loan

     Bank indebtedness of M&M in the amount of $829,001 (2000 — $507,222) represents a revolving credit facility payable on demand and bears interest at prime plus 2% (2001 — 8.66%; 2000 — 8.54%).

     The bank indebtedness of M&M is collateralized by a general assignment of accounts receivable and inventory, a demand debenture providing a second fixed charge over property and immovable equipment, a first fixed charge over certain equipment and a floating charge over all assets.

     The credit agreement which M&M has with the bank contains certain restrictive covenants with respect to maintenance of certain financial ratios, declaration and payment of dividends, advancement of funds to and from related parties and acquisition of unfunded capital assets in excess of $400,000 (2000 — $400,000). As at June 30, 2001, M&M was in violation of the current ratio covenant.

Energy Power Systems Limited
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2001, 2000 and 1999

8. Due to Shareholders

     The amount due to shareholders is comprised of non-interest bearing promissory notes (the “Debt”) of $989,172 (2000 — $4,339,098) and a non-interest bearing amount due to shareholders of $523,231(2000 - $811,440).

     The non-interest bearing promissory notes are due the earlier of one or all of the following:

(a)	upon the Company’s oil and gas cash flow exceeding Cdn $75,000 per month;

(b)	mutual agreement to convert a substantial portion of the Debt into Equity of the Company;

(c)	July 31, 2002 for the amount of Debt of $989,172 (2000 - $1,842,038).

     Repayments of the promissory notes are due in 2003. The repayment of the due to shareholders is $173,231 due in 2002 and $350,000 due in 2003.

9. Long-term Debt

	2001	2000

Roynat Inc. mortgage maturing in 2008 with, interest at Roynat cost of funds plus 3.25% ( 2001 - 9.24%; 2000 - 8.76%) repayable in monthly principal payments of $25,000 to August 15, 2000, followed by $7,000 thereafter, plus interest The mortgage is collateralized by a first charge on land and building of M&M, and a floating charge on all other assets subject to a prior floating charge in favour of the Canadian Bank of Commerce (see Note 7)	$605,400	$718,400
Capital leases on equipment, with interest at 7.5% to 16.7%, (2000 - 7.5% to 16.7%) compounded semi-annually, repayable in blended monthly payments of $10,000 (2000 - $18,500)	223,062	303,334

	828,462	1,021,734
Less current portion	182,151	283,529

	$646,311	$738,205

     Principal repayments on long-term debt in each of the next five years are estimated as follows:

2002	$182,151
2003	164,448
2004	112,158
2005	99,189
2006	85,116

Energy Power Systems Limited
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2001, 2000 and 1999

10. Share Capital

(a)	Authorized

Unlimited Class B shares, without par value Unlimited Common shares, without par value Unlimited Class A Preference Shares, Series I Unlimited Class A Preference Shares, Series 2

(b)	Issued

	Number of
	Shares	Consideration

Common shares
Balance, as at June 30, 1999	12,116,678	27,929,289
Issued to consultants for professional fees (i)	150,000	225,000
Issued pursuant to private placement in settlement of promissory notes (ii)	384,000	768,000
Issued to former subsidiary Merlin	20,000	400,000

Balance, as at June 30, 2000	12,670,678	$29,322,289
Returned to treasury	(25,000)	-
Issued pursuant to a private placement (iii)	8,000,000	800,000
Share consolidation (iv)	(15,482,259)	-
Warrants exercised	1,000,000	520,000
Options exercised (v)	20,000	30,000
Issued for acquisition of oil and gas property (vi)	90,000	335,000

Balance, as at June 30, 2001	6,273,419	$31,007,289

Class A Preference Shares, Series 2
Balance, as at June 30, 2000 and 1999	—	$—
Issued for cash and settlement of debt(vii)	1,200,000	1,200,000

Balance, as at June 30, 2001	1,200,000	$1,200,000

Total issued share capital as at June 30, 2001		$32,207,289

(i)	On September 14, 1999, the Company issued 150,000 units from treasury to an arms length party. Each unit was ascribed a value of $1.50 and was comprised of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share of EPS for $2.25 until September 27, 2002. As consideration, $225,000 of indebtedness in the Company related to consulting fees was applied.

Energy Power Systems Limited
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2001, 2000 and 1999

10. Share Capital (continued)

(ii)	On October 1, 1999, the Company issued 384,000 units from treasury to a non-controlling shareholder. Each unit was ascribed a value $2.00 and was comprised of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share of the Company for $2.40 until October 4, 2002. As consideration, $768,000 of promissory notes payable to the shareholder were applied.

(iii)	On December 28, 2000 the Company issued 8,000,000 pre-consolidated units from treasury to arms length parties. Each unit was ascribed a value of $0.10 and was comprised of one common share, 1/2 Series A common share purchase warrant and a 1/2 Series B common share purchase warrant. Each whole post consolidated Series A common share purchase warrant and each whole post consolidated Series B common share purchase warrant entitles the holder thereof to purchase one common share at a price of $0.52 per share and $0.80 per share respectively on or before December 28, 2002 and January 16, 2003 respectively.

(iv)	On September 12, 2000, at a Special Meeting of Shareholders the Company, the shareholders approved the consolidation of the Company’s issued common shares on the basis that every four (4) pre-consolidation common share will be converted into one (1) post-consolidation common share. On February 2, 2001 the Company filed Articles of Amendment consolidating the issued common shares.

(v)	On February 6, 2001 the Company issued 20,000 options to a consultant for professional services. On June 6, 2001 the consultant exercised the 20,000 options for consideration of $30,000.

(vi)	On June 30, 2001 the Company issued 90,000 common shares from treasury to an arms length party for consideration of $335,000 for the acquisition of producing and non-producing oil and gas properties.

(vii)	On February 2, 2001 the Company issued 1,200,000 Class A Preference Shares, Series 2 from treasury to arms length parties. Each Series 2 share carries a 5% cumulative preferred annual dividend. Each Series 2 share is convertible during the first 30 months from the date of issuance into one unit of the Company at the rate of $1.25 per unit. Each unit is comprised of one common share and one common share purchase warrant. Each common share purchase warrant is exercisable at $1.50 for one common share for a period of two years after conversion. After 30 months each Series 2 share is convertible into one unit at the weighted average price of the market value of the Company’s common shares during the period 10 days prior to conversion (the “Conversion Price”). Each unit is comprised of one common share and one common share purchase warrant exercisable at 10% above the Conversion Price for one common share for a period of two years after conversion. As consideration, $950,000 of promissory notes payable to the shareholders were applied to shareholder loans and $250,000 of cash was received.

Energy Power Systems Limited
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2001, 2000 and 1999

10. Share Capital (continued)

(c)	Warrants

     The following common share purchase warrants are outstanding as at June 30, 2001:

Number of
Warrants	Expiry Date	Price

96,000	October 4, 2002	9.60
222,917	March 9, 2002	8.00
1,000,000	January 16, 2003	0.80

     The continuity of the common share purchase warrants is as follows:

Number of
Warrants

Balance, as at June 30, 1999	4,221,367
Issued to consultants for professional fees	150,000
Issued to non-controlling shareholders	384,000
Expired	(231,482)

Balance, as at June 30, 2000	4,523,885
Share consolidation (Note 10 (b)(iv)	(3,392,914)
Cancelled	(812,054)
Issued to non-controlling shareholders	2,000,000
Exercised	(1,000,000)

Balance, as at June 30, 2001	1,318,917

(d)	Stock Option Plan

     The Company has a Stock Option Plan (the “Plan”) to provide incentive for the directors, officers, employees, consultants and service providers of the Company and its subsidiaries. The maximum number of shares which may be set aside for issuance under the Plan is 281,250 common shares. Under the Plan, the Company has granted the following stock options as at June 30, 2001:

	Number of	Exercise	Expiry
Holder	Options	Price	Date

Directors and employees	120,000	1.50	February 6, 2005
Director	5,000	4.00	April 4, 2005
Directors and employees	60,000	4.00	June 14, 2005
Consultants	70,000	4.00	June 14, 2005

Energy Power Systems Limited
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2001, 2000 and 1999

10. Share Capital (continued)

(d)	Stock Option Plan (continued)

     The continuity of stock options granted is as follows:

		Weighted
	Number of	Average
	Options	Exercise Price

Balance, June 30, 1999	1,055,893	$15.00
Cancelled	(613,750)	21.87
Issued	522,500	4.38
Expired	(377,143)	2.78
Terminated	(165,000)	5.30

Balance, June 30, 2000	422,500	4.02
Share consolidation (Note 10(b)(iv)	(316,875)	16.07
Cancelled	(105,625)	16.07
Issued	275,000	2.73
Exercised	(20,000)	1.50

Balance, June 30, 2001	255,000	$2.82

     All options are vested and exerciseable except for 135,000 which are subject to a four month holding period.

11. Income Taxes

     Effective July 1, 2000, the Company changed its method of accounting for income taxes from the deferral method to the liability method. The liability method requires that accumulated tax balances be adjusted to reflect changes in the tax rates. This standard was applied retroactively; however, as permitted under the new rules, comparative financial information has not been restated, as the difference was insignificant.

     Significant components of the Company’s future tax assets and liabilities as at June 30, 2001 are as follows:

Future income tax assets:
Non-capital loss	$3,698,000
Capital loss carryforwards	2,465,000
Oil and gas properties	20,000

6,183,000
Non-capital losses applied	(21,000)
Valuation allowance	(5,065,000)

$1,097,000

Current portion	$235,000

Long term portion	$862,000

Energy Power Systems Limited
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2001, 2000 and 1999

11. Income Taxes (continued)

Future income tax liabilities:
Capital assets	$(56,000)
Work in progress	(196,000)
Holdbacks	(91,000)

(343,000)
Non capital losses applied	21,000

$(322,000)

Current portion	$(266,000)

Long term portion	$(56,000)

     The Company’s provision for income taxes is comprised as follows:

	2001	2000	1999

Net loss from continuing operations	$(2,222,506)	$(1,105,562)	$(2,069,499)

Combined federal and provincial income tax rate	43%	45%	45%
Recovery of income tax calculated at statutory rates	$(955,678)	$(497,502)	$(931,275)
Increase (decrease) in taxes resulting from:
Non-deductible expenses	672,578	461,000	22,000
Non-controlling interest adjustment	—	—	103,000
Amortization of goodwill	112,000	118,000	41,800
Depletion of oil and gas properties	20,000	—	—
Other	—	(352,498)	(184,305)
Valuation allowance change	(1,097,000)	602,345	1,163,580

Provision for income taxes	$(1,248,100)	$331,345	$214,800

     The Company and its subsidiaries have non-capital losses of approximately $8,600,000 which are available to reduce future taxable income. These non-capital losses expire as follows:

2003	$110,000
2004	887,000
2005	2,887,000
2006	1,938,000
2007	1,437,000
2008	1,341,000

Energy Power Systems Limited
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2001, 2000 and 1999

12. Changes in Working Capital and Non-Cash Transactions

     Non-cash working capital transaction relating to funds from operations are as follows:

	2001	2000	1999

Receivables	$(997,513)	$(580,536)	$4,179,704
Inventories and work in progress	485,491	(168,205)	826,543
Prepaid expenses	13,758	(6,195)	9,837
Accounts payable and accrued liabilities	(724,800)	915,171	(2,517,889)

	$(1,223,064)	$160,235	$2,498,195

(a)	Supplemental Cash flow Information

	2001	2000	1999

Cash paid for Interest	$256,488	$241,247	$463,820
Cash paid for taxes	—	19,501	19,904

(b)	Non-Cash Transactions

     The Company entered into the following non-cash transactions:

	2001	2000	1999

Shares issued to consultants for professional fees	$—	$225,000	$767,750
Shares issued to the non-controlling shareholder of Merlin	—	—	200,000
Shares issued to Oakwell Engineering Limited (“Oakwell”) pursuant to an agreement between the parties	—	—	4,532,500
Shares issued pursuant to private placement in settlement of promissory notes	950,000	768,000	5,421,640
Shares issued to former subsidiary Merlin	—	400,000	—
Shares issued for the acquisition of 49% of M&M	—	—	4,149,200
Shares issued for acquisition of Oil and Gas Properties	335,000	—	—
Capital assets purchased through capital leases	95,694	172,755	84,095

Energy Power Systems Limited
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2001, 2000 and 1999

13. Commitments

     Operating Leases

     The Company has entered into agreements to lease vehicles and office equipment for various periods until the year 2004. The minimum rental commitments under operating leases are estimated as follows:

2002	$55,906
2003	38,775
2004	11,296
2005	6,565

$112,542

14. Financial Instruments

     The carrying values of the primary financial instruments of the Company, with the exception of long-term debt, approximate fair values due to the short term maturities and normal trade credit terms of those instruments. Included in cash is $1,036,000 held at one financial institution.

     The fair value of long-term debt and amounts due to shareholders approximates carrying value in 2001 and 2000 as the terms have been renegotiated recently.

     The Company provides services and sells its products to many customers. Three customers represent 59% (2000 — two customers represent 59%) of the trade accounts receivable at year end. One customer represents 40% (2000 — one customer represents 39%; 1999 — two customers represent 58%) of the revenue for the year. Three suppliers represent 33% (2000 — three suppliers represent 23%) of the trade accounts payable at year end.

15. Per Share Information

     During the year ending June 30, 2001 the Company adopted the treasury method for computing earnings per share and fully diluted earnings per share. The treasury method has been applied retroactively. Net loss per share has been determined using the weighted average number of common shares outstanding as at June 30, 2001 — 4,256,502 (2000 — 3,135,857; 1999 — 2,306,545).

     In each of the fiscal years the exercise of warrants and stock options would be anti-dilutive. The weighted average number of common shares and net loss per share figures for prior year have been retroactively restated for the reverse stock split.

Energy Power Systems Limited
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2001, 2000 and 1999

16. Reconciliation to Accounting Principles Generally Accepted in the United States

     The Company’s accounting policies do not differ materially from accounting principles generally accepted in the United States (“US GAAP”) except for the following:

(a)	Stock Options

Under US GAAP (FAS 123), stock options granted to consultants are recognized as an expense based on their fair value at the date of grant. Under Canadian GAAP the options are disclosed and no compensation expense is recorded. The calculation for the compensation is based on the Black-Scholes option pricing model with the assumption that no dividends are to be paid on common shares, a weighted average volatility factor for the Company’s share price of 0.64 for 70,000 options and 0.43 for 20,000 options and a weighted average risk free interest rate of 5% over a four year period.

The Company follows APB 25 for options granted to employees. For employees, compensation expense is recognized under the intrinsic value method. Under this method, compensation cost is the excess, if any, of the quoted market price at grant date over the exercise price. Such expense is reflected over the service period; if for prior services, expensed at date of grant; if for future services, expensed over vesting period. The exercise price of the stock options outstanding to employees is equal or exceeds the market value of the shares at the date granted, therefore, no compensation expense is recognized at grant date for US GAAP purposes.

(b)	Interest Free Loans

Under US GAAP, the benefit of interest free loans is reflected as a discount to the debt and a credit to paid in capital. This discount is computed using the current borrowing rate available to the Company and amortized over the life of the debt.

(c)	Joint Venture

Under US GAAP the Company would use the equity method of accounting for joint ventures rather than the proportionate consolidation method of accounting. For further information see note 6.

(d)	Comprehensive Income

Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners.

(e)	Marketable Securities

Under accounting principles generally accepted in Canada, gains (losses) in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment in value which is other than temporary. Under US GAAP, such investments are recorded at market value and the unrealized gains and losses are recognized as a separate item in the shareholder’s equity section of the balance sheet unless impairments are considered other than temporary.

Energy Power Systems Limited
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2001, 2000 and 1999

16. Reconciliation to Accounting Principles Generally Accepted in the United States (continued)

(f)	Preference Shares

Under US GAAP, the Company has recorded a deemed dividend of approximately $420,000 for the beneficial conversion under the terms of the preferred shares.

(g)	Recently Adopted Accounting Standards

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires companies to recognized all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivate may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change, SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Historically, the Company and its joint ventures have not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the adoption of the new standards on July 1, 2000 did not affect the financial statements.

In 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 dealing with revenue recognition which is effective in the fourth quarter of the Company’s 2001 fiscal year. The adoption of this Staff Accounting Bulletin did not have a material effect on the Company’s financial statements.

In March 2000, the Financial Accounting Standards Board Issued FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation”, an interpretation of APB Opinion No. 25. The Company adopted the interpretation on July 1, 2000. Among other things, the Interpretation requires that stock options that have been modified to reduce the exercise price be accounted for as variable. As of July 1, 2000, under the provisions of Interpretation No. 44, any options that are considered repriced are accounted for as variable options from that date forward. Therefore, the option value will be re-measured on a quarterly basis using the greater of the exercise price or the July 1, 2000 fair market value as the basis for determining increases in the intrinsic value of the options. During 2001, the Company repriced 57,500 options with an intrinsic value of $92,000 which has been included in the compensation expense adjustment.

(h)	Recently Issued United States Accounting Standards

In June 2001, the FASB issued FASB Statement No. 141, “ Business Combinations” (SFAS 141), and No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassifies the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

Energy Power Systems Limited
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2001, 2000 and 1999

16. Reconciliation to Accounting Principles Generally Accepted in the United States (continued)

(h)	Recently Issued United States Accounting Standards (continued)

SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 31, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires that the Company complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142.

The Company’s previous business combinations were accounted for using the purchase method. As of June 30, 2001, the net carrying amount of goodwill is $2,056,832. Amortization expense for the year ended June 30, 2001 was $261,258. Currently, the Company is assessing, but has not yet determined how the adoption of SFAS 141 and SFAS 142 will impact its financial position and results of operation.

In August 2001, the FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for the fiscal year ending June 30, 2003. Management believes the adoption of this statement will have no material impact on the financial statements.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets.” SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuous operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, is to be applied prospectively. Currently, the Company is assessing, but has not yet determined how the adoption of SFAS 144 will impact its financial position and results of operation.

Energy Power Systems Limited
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2001, 2000 and 1999

16. Reconciliation to Accounting Principles Generally Accepted in the United States (continued)

     If US GAAP were followed, the effect on the consolidated balance sheet would be as follows:

	2001	2000

Total assets per Canadian GAAP	$19,050,175	$23,511,208
Unrealized gain on marketable securities (e)	34,077	—

Total assets per US GAAP	$19,084,252	$23,511,208

Total liabilities per Canadian GAAP	$7,692,734	$11,403,851
Unamortized debt discount (c)	(155,180)	(219,327)

Total liabilities per US GAAP	$7,537,554	$11,184,524

Share capital per Canadian and US GAAP	$32,207,289	$29,322,289

Other paid in capital per Canadian GAAP	—	—
Compensation expense (a)	301,931	97,891
Debt discount (c)	683,162	568,002
Unrealized gain on marketable securities (e)	34,077	—

Other paid in capital per US GAAP	1,019,170	665,893

Deficit
Deficit end of the year per Canadian GAAP	(20,849,848)	(17,214,932)
Amortization of debt discount	(527,982)	(348,675)
Compensation expense	(301,931)	(97,891)

Deficit end of the year per US GAAP	(21,679,761)	(17,661,498)

Total shareholders’ equity per US GAAP	$11,546,698	$12,326,684

     If US GAAP were followed, the effect on the consolidated statements of loss would be as follows:

	2001	2000	1999

Net loss from continuing operations according to Canadian GAAP	$(974,406)	$(1,436,907)	$(2,284,299)
Compensation expense adjustment (a)	(204,040)	—	(97,891)
Amortization of debt discount (c)	(179,307)	(348,675)	—

Net loss from continuing operations according to US GAAP	(1,357,753)	(1,785,582)	(2,382,190)
Loss from discontinued operations	(2,660,510)	(1,250,992)	(5,696,655)

Net loss according to US GAAP	(4,018,263)	(3,036,574)	(8,078,845)
Deemed dividend on preferred shares (f)	(420,000)	—	—

Net loss available for common shareholders	$(4,438,263)	$(3,036,574)	$(8,078,845)

Net loss according to US GAAP	$(4,018,263)	$(3,036,574)	$(8,078,845)
Unrealized gain on marketable securities (e)	34,077	—	—

Comprehensive net loss according to US GAAP	$(3,984,186)	$(3,036,574)	$(8,078,845)

Energy Power Systems Limited
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2001, 2000 and 1999

16. Reconciliation to Accounting Principles Generally Accepted in the United States (continued)

	2001	2000	1999

Basic and diluted net loss per common share from continuing operations according to US GAAP	$(0.42)	$(0.57)	$(1.02)

Basic and diluted net loss per common share according to US GAAP	$(1.04)	$(0.97)	$(3.49)

Shares used in the computation of basic and diluted earnings per share	4,256,502	3,135,857	2,306,546

17. Subsequent Events

     Exercise of options and warrants

     On August 30, 2001 a director of the Company exercised 15,000 options for consideration of $22,500.

     On September 28, 2001 shareholders of the Company exercised 1,000,000 Series B Warrants for total consideration of $800,000.

18. Segmented Information

     The Company’s operations are separated into two distinct segments; the engineering and offshore division, consisting of the operations of M&M, and the oil and gas division performing oil and gas exploration and production. M&M is an engineering and construction company, performing installation, erection, welding, maintenance and ancillary fabrication services.

     The following is the Company’s segmented information for continuing operations:

For the year ended June 30, 2001

	Engineering
	and Offshore	Oil and Gas
	Division	Division	Corporate	Total

Revenue	$18,770,318	$382,740	$—	$19,153,058

EBITDA (1)	$112,811	$207,307	$(109,138)	$210,980
Amortization	631,634	45,364	—	676,998

Segment operating margin	(518,823)	161,943	(109,138)	(466,018)
Interest and income taxes	81,182	(1,077,690)	4,896	(991,612)
Write down of capital assets	1,500,000	—	—	1,500,000

Net earnings (loss) from continuing operations	$(2,100,005)	$1,239,633	$(114,034)	$(974,406)

Capital assets and Oil and Gas Interests	$3,268,096	$2,017,493	$—	$5,285,589

Energy Power Systems Limited
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2001, 2000 and 1999

18. Segmented Information (continued)

     For the year ended June 30, 2000

	Engineering
	and Offshore	Oil and Gas
	Division	Division	Corporate	Total

Revenue	$18,924,369	$—	$—	$18,924,369

EBITDA (1)	$1,693,077	$—	$(1,956,715)	$(263,638)
Depreciation and amortization	627,377	—	—	627,377

Segment operating margin	1,065,700	—	(1,956,715)	(891,015)
Minority interest	—	—	—	—
Interest and income taxes	544,848	—	1,044	545,892

Net earnings (loss) from continuing operations	$520,852	$—	$(1,957,759)	$(1,436,907)

Capital assets	$4,875,362	$—	$—	$4,875,362

For the year ended June 30, 1999

	Engineering
	and Offshore	Oil and Gas
	Division	Division	Corporate	Total

Revenue	$21,079,649	$—	$—	$21,079,649

EBITDA (1)	$1,052,741	$—	$(2,150,580)	$(1,097,839)
Depreciation and amortization	453,531	—	—	453,531

Segment operating margin	599,210	—	(2,150,580)	(1,551,370)
Minority interest	286,703	—	—	286,703
Interest and income taxes	375,072	—	71,154	446,226

Net loss from continuing operations	$(62,565)	$—	$(2,221,734)	$(2,284,299)

(1)	EBITDA is defined as earnings (loss) before interest, taxes, amortization and minority interest.

Energy Power Systems Limited
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2001, 2000 and 1999

19. Discontinued Operations

     Effective June 30, 2001 the Company adopted a formal plan to dispose of its power segment of business (the “Power Division”). The Company intends to exercise its option under the terms of the Revised VBC Agreement to cause VBC to purchase the Company’s equity shares in the KEOPL (see Note 2) and has adopted a formal plan of disposition of its interest in the Karnataka Project (see Note 3).

     Effective, May 30, 2000, the Company divested its 51% ownership interest in its Norwegian engineering design subsidiary, Merlin, for $10 cash. Effective, June 30, 2000 the Company adopted a formal plan of disposition for its barge mounted power plant construction subsidiary ASIH.

     The results of each of Power Division, Merlin and ASIH have been accounted for as discontinued operations. Estimated disposal costs have been included in the loss from discontinued operations.

     The accounting for these discontinued operations is summarized as follows:

	2001	2000	1999

Revenues
Merlin	$—	$5,575,145	$9,426,021
ASIH	—	—	—
Power division	—	—	—

	$—	$5,575,145	$9,426,021

Earnings (loss) from operations
Merlin	$—	$(41,428)	$(803,429)
ASIH	—	(688,221)	(4,472,363)
Power division	(48,414)	(667,658)	(420,863)

	(48,414)	(1,397,307)	(5,696,655)

Gain (loss) from disposal of operations
Merlin	—	666,610	—
ASIH	—	(520,295)	—
Power division	(2,612,096)	—	—

	(2,612,096)	146,315	—

Loss from discontinued operations	$(2,660,510)	$(1,250,992)	$(5,696,655)

Energy Power Systems Limited
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2001, 2000 and 1999

19. Discontinued Operations (continued)

     The Company’s consolidated balance sheets include the following amounts related to the discontinued operations:

	2001	2000

Investment	$3,500,000	$—
Other assets	—	9,490,021

Total net assets	$3,500,000	$9,490,021

20. Contingent Liability

     A statement of claim has been filed against the Company by a former financial adviser alleging breach of contract. The plaintiff has claimed for special damages in the amount of approximately $270,000 and entitlement to a success fee of 1% of the gross debt/equity financing of the Andhra Pradesh project less up to 20% of any corporate contributions by the Company or its affiliates. Management believes that the claim is without merit and has filed a counter claim. No provision has been made in these financial statements for this claim.

Energy Power Systems Limited

Consolidated Financial Statements
September 30, 2001
(Unaudited)
(Expressed in Canadian Dollars)

Energy Power Systems Limited
Consolidated Balance Sheet
(Expressed in Canadian dollars)

	Sept 30, 2001	June 30, 2001

	(unaudited)	(audited)

ASSETS
Current
Cash	$1,348,357	$1,242,621
Marketable securities	379,618	221,213
Receivables	4,820,976	4,331,086
Due from co-venturer	483,810	208,652
Inventories and work in progress	2,022,307	1,039,853
Prepaid expenses	102,341	67,329
Investments	3,500,000	3,500,000
Future income tax asset	235,000	235,000

Total current assets	12,892,409	10,845,754
Oil and gas interests	2,119,077	2,017,493
Capital assets	3,236,702	3,268,096
Future income tax asset	862,749	862,000
Goodwill	1,991,514	2,056,832

	$21,102,451	$19,050,175

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness	$1,415,599	$829,001
Accounts payable and accrued liabilities	4,457,702	4,200,868
Due to shareholders	1,162,580	1,162,403
Current portion of long-term debt	182,151	182,151
Future income tax liability	266,000	266,000

Total current liabilities	7,484,032	6,640,423

Due to shareholders, July 31, 2001	350,000	350,000
Long-term debt	621,713	646,311
Future income tax liability	56,000	56,000

Total liabilities	8,511,745	7,692,734

Shareholders’ equity
Capital stock	33,030,535	32,207,289
Deficit	(20,439,829)	(20,849,848)

Total shareholders’ equity	$12,590,706	$11,357,441

	$21,102,451	$19,050,175

The accompanying notes to the financial statements are an integral part of these financial statements

(signed) Scott T. Hargreaves, CA, CFA Chief Financial Officer

Energy Power Systems Limited
Consolidated Statement of Earnings (Loss) and Deficit
(Unaudited)
(Expressed in Canadian dollars)

	For the three month period
	ending Sept 30

	2001	2000

Sales	$5,540,561	$4,523,967
Cost of sales (including depreciation and depletion of $61,587; 2000 — $53,044)	4,540,241	3,831,508

Gross profit	1,000,320	692,459

Administrative expenses	660,023	686,088
Amortization of goodwill	65,314	65,314
Amortization of capital assets	39,810	36,057
Interest and bank charges	32,015	29,872
Interest on long-term debt	17,426	24,790

	814,588	842,121

Earnings (loss) before the following	185,732	(149,662)
Other income	224,287	1,728

Net earnings (loss) from Continuing Operations	$410,019	$(147,934)
Discontinued Operations	—	(88,950)

Net earnings (loss)	$410,019	$(236,884)
Deficit, beginning of period	(20,849,848)	(17,214,932)

Deficit, end of period	$(20,439,829)	$(17,451,816)

Net earnings (Loss) from Continuing Operations per Common Share
Net earnings (loss) per share	$0.07	$(0.05)
Weighted average common shares outstanding (thousands)	6,300	3,168
Fully Diluted net earnings (loss) from Continuing Operations per Common Share
Net earnings (loss) per share	$0.05	$(0.05)
Weighted average fully diluted shares outstanding (thousands)	8,695	3,168

The accompanying notes to the financial statements are an integral part of these financial statements

Energy Power Systems Limited
Consolidated Statement of Cash Flows
(Unaudited)
(Expressed in Canadian dollars)

	For the three month period
	ending Sept 30

	2001	2000

Operating activities
Net loss from continuing operations	$410,019	$(147,934)
Adjustments to reconcile net loss to net cash provided by operating activities
Amortization of goodwill	65,314	65,314
Amortization of capital assets	101,397	89,101
Income taxes	(745)	—

	575,985	6,481
Net change in non-cash working capital
Receivables	(489,890)	301,261
Inventories and work in progress	(982,454)	(783,244)
Due from co-venturer	(275,158)	(328,086)
Prepaid expenses	(35,012)	29,399
Accounts payable & accrued liabilities	256,834	(146,257)

Cash used in continuing operations	(949,695)	(920,446)
Cash used in discontinued operations	—	(88,950)
Cash used in operating activities	(949,695)	(1,009,396)

Financing activities
Advances of bank indebtedness	586,598	664,624
Repayment of long term debt, net	(52,485)	(63,493)
Payments to related parties, net	—	(30,975)
Advances from (repayment to) shareholders	177	(600,000)
Issue of common shares	823,246	—

Cash provided by (used in) financing activities	1,357,536	(29,844)

Investing activities
Purchase of capital assets	(27,762)	(80,606)
Purchase of oil and gas interests	(115,938)	—
Marketable securities	(158,405)	—

Cash provided by investing activities	(302,105)	(80,606)

Net increase (decrease) in cash	105,736	(1,119,846)
Cash, beginning of period	1,242,621	1,771,047

Cash, end of period	$1,348,357	$651,201

The accompanying notes to the financial statements are an integral part of these financial statements

     Cash, end of period consists of:

Cash	$1,348,357	$651,201

Energy Power Systems Limited
Notes to Unaudited Consolidated Financial Statements
For the Three Month Period Ending September 30, 2001
(Expressed in Canadian Dollars)

1.   Basis of Presentation

These unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended June 30, 2001. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements together with notes for the year ended June 30, 2001.

2.   Segmented information

The Company’s operations are separated into two distinct segments; the engineering and offshore division, consisting of the operations of M&M, and the oil and gas division performing oil and gas exploration and production. M&M is an engineering and construction company, performing installation, erection, welding, maintenance and ancillary fabrication services. The following is the Company’s segmented information:

For the three months ending September 30, 2001

	Engineering
	and Offshore	Oil & Gas	Corporate	Total

Revenue	5,402,224	138,337	—	5,540,561

EBITDA	524,737	52,283	49,151	626,171
Amortization & depletion	152,357	14,354	—	166,711

Segment operating margin	372,380	37,929	49,151	459,460
Interest and income taxes	48,942	—	499	49,441

Net earnings (Loss) from continuing operations	323,438	37,929	48,652	410,019

Capital assets and Oil & Gas Interests	3,236,702	2,119,077	—	5,355,779

For the three months ending September 30, 2000

	Engineering
	and Offshore	Oil & Gas	Corporate	Total

Revenue	4,523,967	—	—	4,523,967

EBITDA	211,634	—	(150,491)	61,143
Amortization	154,415	—	—	154,415

Segment operating margin	57,219	—	(150,491)	(93,272)
Interest and income taxes	53,896	—	766	54,662

Net earnings (Loss) from continuing operations	3,323	—	(151,257)	(147,934)

Capital assets	4,936,035	—	—	4,936,035

3.   Discontinued operations

Effective June 30, 2001 the Company adopted a formal plan to dispose of its power segment of business (the “Power Division”). The Company intends to exercise its option under the terms of the Revised VBC Agreement to cause VBC to purchase the Company’s equity shares in the Konaseema EPS Oakwell Power Limited and has adopted a formal plan of disposition of its interest in the Karnataka Project.

4.   Subsequent Events

a.)	Subsequent to the period ending September 30, 2001 24,000 options were exercised at a price of $4 per share, 20,000 options were exercised at $4.25 per share and 35,000 options were exercised at $1.50 per share.

b.)	Subsequent to the period ending September 30, 2001 7,726 shares were issued in settlement of professional fees of $150,413.

c.)	Subsequent to the period ending September 30, 2001 350,000 units were issued from treasury to an arms length party with an ascribed value of US$4.00 in a private placement. Each unit consisted of one common share and 1/10 common share purchase warrant. Each warrant is exercisable at US$4.45 for a period of six months from the date of issue.

5.   Share Capital

(a)	Authorized and Issued:

                                   Authorized:

Unlimited number of Common Shares, without par value
Unlimited number of Class B Special Shares, without par value
Unlimited number of Class A Preference Shares, Series I
Unlimited number of Class A Preference Shares, Series II

                                   Issued:

September 30, 2001 — 7,288,419 common shares issued for consideration of $31,830,535
September 30, 2000 — 3,167,670 common shares issued for consideration of $29,322,289
September 30, 2001 — 1,200,000 Class A Preferred Shares, Series II, for consideration of $1,200,000

a.)	Common share purchase warrants outstanding consist of the following:

Exercise	Expiry	2001	2000
Price	Date	#	#

$40.00	October 7, 2000	—	6,250
$13.60	January 21, 2002	—	333,331
$10.00	July 2, 2002	—	423,500
$8.00	March 9, 2002	222,917	222,917
$9.00	September 27, 2002	—	37,500
$9.60	October 4, 2002	96,000	96,000

		318,917	1,119,498

b.)	Common share purchase options outstanding consist of the following:

Exercise	Expiry		2001	2000
Price	Date	Holder	#	#

$14.00	October 1, 2004	Employee	—	62,500
$20.00	October 1, 2004	Employees & director	—	26,875
$12.00	August 15, 2001	Employee	—	2,500
$12.00	February 15, 2001	Director	—	2,500
$1.50	February 6, 2005	Directors and Employees	105,000	—
$4.00	June 14, 2005	Directors, employees and consultants	110,000	—

			215,000	94,375

     Pursuant to the requirements of Section 12 of the Securities Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto authorized.

     Dated at Toronto, Ontario, Canada this 27 day of December, 2001.

ENERGY POWER SYSTEMS LIMITED

By:	(signed) James C. Cassina

James C. Cassina
President and Chief Executive Officer