Form 20-F
ENERGY POWER SYSTEMS LTD
filed 2002-12-20
CIK 1049021

As filed with the Securities and Exchange Commission on December 19, 2002
--------------------------------------------------------------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F
(Mark  One)
_ Registration Statement pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

X Annual Report pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

     For  the  fiscal  year  ended  June  30,  2002

_ Transition Report pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

For  the  transition  period  from  ________  to  _________

Commission  file  number:  0-29586

                          ENERGY POWER SYSTEMS LIMITED
            ----------------------------------------------------------
             (Exact name of registrant as specified in this charter)

                           Province of Ontario, Canada
               ---------------------------------------------------
                 (Jurisdiction of incorporation or organization)

          2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6
        ---------------------------------------------------------------
                    (Address of principal executive offices)

Securities  registered or to be registered pursuant to Section 12(b) of the Act:
                                      None

Securities  registered or to be registered pursuant to Section 12(g) of the Act:

                           Common Shares, no par value
                          ------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual
Report:
                   10,578,645  COMMON SHARES AT DECEMBER 6, 2002
                ------------------------------------------------
         NO PREFERENCE SHARES ISSUED AND OUTSTANDING AT DECEMBER 6, 2002
         ---------------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.


Yes X         No _         Inapplicable  _

Indicate by check mark which financial statement item the registrant has elected to follow:
Item  17 X         Item  18 _

     (Applicable only to Issuers involved in bankruptcy proceedings during the past five years)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court:
Yes _        No _        Inapplicable X

              ENERGY POWER SYSTEMS LIMITED FORM 20-F ANNUAL REPORT
                                TABLE OF CONTENTS

                                      PAGE
                                     PART I

Item  1     Identity  of  Directors,  Senior  Management and Advisers          .
     (Not  Applicable)

Item  2     Offer  Statistics  and  Expected  Timetable                .
     (Not  Applicable)

Item  3     Key  Information

Item  4     Information  on  the  Company

Item  5     Operating  and  Financial  Review  and  Prospects             .

Item  6     Directors,  Senior  Management  and  Employees             .

Item  7     Major  Shareholders  and  Related  Party  Transactions           .

Item  8     Financial  Information

Item  9     The  Offer  and  Listing

Item  10     Additional  Information

Item 11 Quantitative and Qualitative Information About Market Risk (Not Applicable)

Item  12     Description  Of  Securities  Other Than Equity Securities
     (Not  Applicable)

                                     PART II

Item  13     Defaults,  Dividend  Arrearages  and  Delinquencies
     (Not  Applicable)

Item  14     Material  Modifications  to  The  Rights  Of  Security  Holders
              ENERGY POWER SYSTEMS LIMITED FORM 20-F ANNUAL REPORT
                                TABLE OF CONTENTS
                                   (CONTINUED)


                                      PAGE

Item  15     Certain  Disclosures

Item  16     [Reserved]

Item  17     Financial  Statements


                                     PART II
Item  19           Exhibits                           .

                                     PART I

                           FORWARD-LOOKING STATEMENTS

     Certain statements contained in this Annual Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company's current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See, in general, "Item 3. Key Information - Risk Factors" below.) The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.

ITEM  1.     IDENTITY  OF  DIRECTORS,  SENIOR  MANAGEMENT  AND  ADVISORS

     Not  applicable.

ITEM  2.     OFFER  STATISTICS  AND  EXPECTED  TIMETABLE

     Not  applicable.

ITEM  3.     KEY  INFORMATION

A.     SELECTED  FINANCIAL  DATA

     The following table sets forth selected consolidated financial data of Energy Power Systems Limited ("EPS" or the "Company") for its twelve-month fiscal periods ended June 30, 1998, June 30, 1999, June 30, 2000, June 30, 2001 and June 30, 2002, and are presented pursuant to Canadian Generally Accepted Accounting Principles ("GAAP").

     The selected consolidated statement of operations data set forth below are for the twelve-month fiscal periods ended June 30, 1998, June 30, 1999, June 30, 2000, June 30, 2001 and June 30, 2002, and the selected consolidated balance sheet data set forth below are as of June 30, 1998 through June 30, 2002. The June 30, 2000, June 30, 2001 and June 30, 2002 statement of operations data and June 30, 2002 and June 30, 2001 balance sheet data are derived from the consolidated financial statements of the Company, which have been audited by BDO Dunwoody LLP, Chartered Accountants. Financial data from previous years were derived from the consolidated financial statements of the Company, which were audited by Ernst & Young LLP, Chartered Accountants. The consolidated balance sheet data set forth below at June 30, 1998 June 30, 1999 and June 30, 2000 and operations data for the years ended June 30, 1998 and 1999 are derived from audited financial statements not included elsewhere in this Annual Report.

     The selected financial data should be read in conjunction with the consolidated financial statements of the Company for the years ended June 30, 2002, June 30, 2001 and 2000 included elsewhere in this Annual Report and with "Item 5 - Operating and Financial Review and Prospects" herein.


                          ENERGY POWER SYSTEMS LIMITED
     PRESENTED PURSUANT TO CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
               (CANADIAN $000S, EXCEPT % ITEMS AND PER SHARE DATA)


                                                                         As of and for the
                                                               Twelve  Month  Period  Ended  June  30,
                                                          ----------------------------------------------
                                                           1998       1999      2000      2001      2002
                                                          -------- --------  --------  -------  --------
                                                                             (Audited)
Statement of Operations Data:

Revenue - Industrial & Offshore Division (1) . . . . . .  $  28,803   $21,080   $18,924   $18,770    21,562
Revenue - Oil & Gas Division(1). . . . . . . . . . . . .          -         -         -       314       448
Total Revenue. . . . . . . . . . . . . . . . . . . . . .     28,803    21,080    18,924    19,084    22,010

Cost of revenue - Industrial & Offshore Division(1). . .     24,843    17,923    15,128    16,420    18,400

Cost of revenue - Oil and Gas Division(1). . . . . . . .          -         -         -       151       637
Total cost of revenue. . . . . . . . . . . . . . . . . .     24,843    17,923    15,128    16,571    19,037

Gross profit - Industrial & Offshore Division(1) . . . .      3,960     3,157     3,796     2,350     3,162

Gross profit - Oil & Gas Division(1) . . . . . . . . . .          -         -         -       163      (189)
Total gross profit . . . . . . . . . . . . . . . . . . .      3,960     3,157     3,796     2,513     2,973
Income (loss) from operations. . . . . . . . . . . . . .        342    (1,550)     (892)   (1,966)     (401)
Interest expense . . . . . . . . . . . . . . . . . . . .        235       232       214       257       136

Net loss from continuing operations before income taxes.       (555)   (2,069)   (1,106)   (2,223)     (537)
Income taxes (benefit) . . . . . . . . . . . . . . . . .         41       215       331    (1,248)      594
Net loss from continuing operations. . . . . . . . . . .       (596)   (2,284)   (1,437)     (975)   (1,131)

Loss from discontinued operations(3) . . . . . . . . . .     (3,738)   (5,697)   (1,251)   (2,660)        -
Net loss . . . . . . . . . . . . . . . . . . . . . . . .     (4,334)   (7,981)   (2,688)   (3,635)   (1,131)

Weighted average common shares outstanding(2). . . . . .      1,886     2,307     3,136     4,257     6,638

Net loss from continuing Operations per share. . . . . .  $   (0.32)  $ (0.99)  $ (0.46)  $ (0.23)  $ (0.17)
Net loss per share . . . . . . . . . . . . . . . . . . .  $   (2.30)  $ (3.46)  $ (0.86)  $ (0.85)  $ (0.17)



                                                                         As of and for the
                                                               Twelve  Month  Period  Ended  June  30,
                                                          ----------------------------------------------
                                                           1998       1999      2000      2001      2002
                                                          -------- --------  --------  -------  --------
                                                                             (Audited)
Other Financial Data:

Cash flows provided by (used in)
   Operating activities . . . . . . . . . . . . . . .     (3,463)     (646)   (2,529)   (1,313)   (2,021)
   Investing activities . . . . . . . . . . . . . . .      8,763    (2,601)    6,597     1,150    (2,999)
   Financing activities . . . . . . . . . . . . . . .     (6,237)    3,470    (2,534)     (365)    9,387

Purchase of capital assets for cash . . . . . . . . .  $     873   $   264   $   181   $   214   $   163

Purchase of oil and gas properties for cash . . . . .          -         -         -     1,728     2,759

Gross profit margin - Industrial & Offshore Division.         14%       15%       20%       13%       15%

Gross profit margin - Oil & Gas Division. . . . . . .          -         -         -        52%      -42%

Balance Sheet Information:
Working capital (deficiency). . . . . . . . . . . . .  $  (3,104)  $(4,542)  $(1,925)  $ 4,205   $ 7,314
Total assets. . . . . . . . . . . . . . . . . . . . .     29,002    30,051    23,511    19,050    25,314

Due to shareholders, less current portion . . . . . .      4,584     4,026     1,842       350         -

Total long-term debt, less current portion. . . . . .      3,243     2,333       738       646       502
Non-controlling interest. . . . . . . . . . . . . . .      1,382         -         -         -         -
Shareholders' equity. . . . . . . . . . . . . . . . .      5,665    13,402    12,107    11,357    18,059


___________________
(1) Divisional information is presented based on the operations of the subsidiaries within the division. Head office expenses are presented separately.

(2) Adjusted for a four-for-one share consolidation effective January 29, 1999 and four-for-one share consolidation effective February 6, 2001.

(3) During fiscal 2001 the Company discontinued efforts to act as a developer of independent power projects. As a result, the Power Division has been treated as discontinued operations for accounting purposes, and prior years' statements of operations have been restated.

    During fiscal 2000 EPS disposed of its interest in Merlin Engineering and suspended the operations of Atlantic Seaboard Holdings Inc. The activities of these subsidiaries have been treated as discontinued operations for accounting purposes. As a result, prior years' statements of operations have been restated.

(4) See "Item  5  - Operating and Financial Review and Prospects - Critical
    Accounting  Principles  and  Estimates"    below.



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

                                                                         As of and for the
                                                               Twelve  Month  Period  Ended  June  30,
                                                          ----------------------------------------------
                                                           1998       1999      2000      2001      2002
                                                          -------- --------  --------  -------  --------
                                                                             (Audited)
Statement of Operations Data:

Revenue - Industrial & Offshore Division (1) . . . . .  $  28,803   $21,080   $18,924   $18,770    21,562
Revenue - Oil & Gas Division(1). . . . . . . . . . . .          -         -         -       314       448
Total revenue. . . . . . . . . . . . . . . . . . . . .     28,803    21,080    18,924    19,084    22,010

Cost of revenue - Industrial & Offshore Division(1). .     24,843    17,923    15,128    16,420    18,400

Cost of revenue - Oil and Gas Division(1). . . . . . .          -         -         -       151     1,681
Total cost of revenue. . . . . . . . . . . . . . . . .     24,843    17,923    15,128    16,571    20,081

Gross profit - Industrial & Offshore Division(1) . . .      3,960     3,157     3,796     2,350     3,162
Gross profit - Oil & Gas Division(1) . . . . . . . . .          -         -         -       163    (1,233)
Total gross profit . . . . . . . . . . . . . . . . . .      3,960     3,157     3,796     2,513     1,929
Income (loss) from operations. . . . . . . . . . . . .        342    (1,649)     (892)   (2,170)   (1,556)
Interest expense . . . . . . . . . . . . . . . . . . .        235       232       563       436       291

Net loss from continuing operations before tax . . . .       (555)   (2,167)   (1,455)   (2,606)   (1,847)
Income taxes (benefit) . . . . . . . . . . . . . . . .          -       215       331    (1,248)      594
Net loss from continuing operations. . . . . . . . . .       (555)   (2,382)   (1,786)   (1,358)   (2,441)
Loss from discontinued operations(3) . . . . . . . . .     (3,738)   (5,697)   (1,251)   (2,660)        -

Cumulative effect of a change in accounting principle.          -         -         -         -     2,057
Net loss . . . . . . . . . . . . . . . . . . . . . . .     (4,293)   (8,079)   (3,037)   (4,018)   (4,498)
Deemed dividend on preferred shares. . . . . . . . . .          -         -         -       420         -

Net loss available for common shareholders . . . . . .     (4,293)   (8,079)   (3,037)   (4,438)   (4,498)

Weighted average common shares outstanding(2). . . . .      1,886     2,307     3,136     4,257     6,638

Net loss from continuing Operations per share. . . . .  $   (0.29)  $ (1.03)  $ (0.57)  $ (0.42)  $ (0.37)
Net loss per share . . . . . . . . . . . . . . . . . .  $   (2.28)  $ (3.50)  $ (0.97)  $ (1.04)  $ (0.68)


                                                                         As of and for the
                                                               Twelve  Month  Period  Ended  June  30,
                                                          ----------------------------------------------
                                                           1998       1999      2000      2001      2002
                                                          -------- --------  --------  -------  --------
                                                                             (Audited)


Other Financial Data:

Cash flows provided by (used in)
   Operating activities . . . . . . . . . . . . . . .     (3,463)     (646)   (2,529)   (1,313)   (2,021)
   Investing activities . . . . . . . . . . . . . . .      8,763    (2,601)    6,597     1,150    (2,999)
   Financing activities . . . . . . . . . . . . . . .     (6,237)    3,470    (2,534)     (365)    9,387

Purchase of capital assets for cash . . . . . . . . .  $     873   $   264   $   181   $   214   $   163

Purchase of oil and gas properties for cash . . . . .          -         -         -     1,728     2,759

Gross profit margin - Industrial & Offshore Division.         14%       15%       20%       13%       15%

Gross profit margin - Oil & Gas Division. . . . . . .          -         -         -        43%    (275%)

Balance Sheet Information:
Working capital (deficiency). . . . . . . . . . . . .  $  (3,104)  $(4,542)  $(1,812)  $ 4,321   $ 7,314
Total assets. . . . . . . . . . . . . . . . . . . . .     29,002    30,051    23,511    19,084    24,270

Due to shareholders, less current portion . . . . . .      4,584     4,026     1,736       277         -

Total long-term debt, less current portion. . . . . .      3,243     2,333       738       646       502
Non-controlling interest. . . . . . . . . . . . . . .      1,382         -         -         -         -
Shareholders' equity. . . . . . . . . . . . . . . . .      5,706    13,402    12,326    11,546    17,015


____________________
(1) Divisional information is presented based on the operations of the subsidiaries within the division. Head office expenses are presented separately.

(2) Adjusted for a four-for-one share consolidation effective January 29, 1999 and four-for-one share consolidation effective February 6, 2001.

(3) During fiscal 2001 the Company discontinued efforts to act as a developer of independent power projects. As a result, the Power Division has been treated as discontinued operations for accounting purposes, and prior years' statements of operations have been restated.

    During fiscal 2000 EPS disposed of its interest in Merlin Engineering and suspended the operations of Atlantic Seaboard Holdings Inc. The activities of these subsidiaries have been treated as discontinued operations for accounting purposes. As a result, prior years' statements of operations have been restated.

(4) See "Item  5  - Operating and Financial Review and Prospects - Critical
    Accounting  Principles  and  Estimates"    below.

                            EXCHANGE RATE INFORMATION

     The Company's accounts are maintained in Canadian dollars. In this Annual Report, all dollar amounts are expressed in Canadian dollars except where otherwise indicated.

The exchange rate used for the purpose of this Annual Report (other than financial statement information) for the conversion of Canadian dollars ("CDN$") into United States dollars ("US$") was US$0.6386 as of December 6, 2002). The following table sets forth the exchange rates for the conversion of one Canadian dollar into one United States dollar at the end of the following periods, the high and low rates of exchange for such periods, and the average exchange rates (based upon the average of the exchange rates on the last day of each month during the periods). The rates of exchange set forth herein are derived from the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The source of this data is the Federal Reserve Bulletin and Digest.




                        2002    2001    2000    1999    1998
                        ----    ----    ----    ----    ----
Period End              0.66    0.66    0.68    0.68    0.68
Low.  .  .  .           0.62    0.63    0.66    0.63    0.69
High  .  .  .           0.66    0.68    0.70    0.69    0.73
Average*  .             0.64    0.66    0.68    0.66    0.71


*Calculated by using the average of the exchange rates on the last day of each month during the period.


                 December,    November,    October, September, August,   July,
                   2002(1)       2002       2002       2002     2002     2002
      ------------------  -----------  ---------  ---------  -------    -----
Low                 0.64         0.63       0.63       0.63     0.63     0.63
High                0.64         0.64       0.64       0.64     0.64     0.66



(1)  Information  for  December  2002  is  up  to  December  6,  2002.

The rate of exchange for the conversion of United States dollars into Canadian dollars at December 6, 2002 was (US$1 = CDN$1.566 ).


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

GENERAL  RISK  FACTORS

     EXPERIENCED A HISTORY OF LOSSES AND LIMITED OPERATING HISTORY. To date, we have incurred significant losses. The Company has a limited operating history upon which any evaluation of the Company and its long-term prospects might be based. Although the Industrial & Offshore Division has been in business for many years, the Company did not commence its business plan for the exploitation of oil and gas until February of 2001. The Company is subject to the risks inherent in a new business enterprise, as well as the more general risks inherent to the operation of an established business. The Company and its prospects must be considered in light of the risks, expenses and difficulties encountered by all companies engaged in the extremely volatile and competitive oil and gas markets and industrial and fabrication and installation. Any future success that the Company might achieve will depend upon many factors, including factors which will be beyond its control. These factors may include changes in technologies, price and product competition, developments and changes in the international oil and gas market, changes in the Company's strategy, changes in expenses, fluctuations in foreign currency exchange rates, general economic conditions, both in the United States and Canada, and economic and regulatory conditions specific to the areas in which the Company competes, among others. To address these risks, the Company must, among other things, continue to respond to competitive developments; attract, retain and motivate qualified personnel; implement and successfully execute its business plan; comply with environmental regulations; expand its portfolio of proven and prospective oil and gas properties and /or negotiate additional working interests and prospect participations; and expand and replace depleting oil and gas reserves. There can be no assurance that the Company will be successful in addressing these risks.


     VARIABILITY OF OPERATING RESULTS. The Company's operating results may in the future fluctuate significantly depending upon a number of factors including industry conditions, prices of oil and gas, rate of drilling success, rates of production from completed wells and the timing of capital expenditures. Such variability could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, any failure or delay in the realization of expected cash flows from operating activities could limit the Company's future ability to continue exploration and to participate in economically attractive oil and gas projects and/or industrial and offshore projects.

     MANAGEMENT OF GROWTH. The success of the Company will depend upon the rapid expansion of its business. Such expansion will place a significant strain on the Company's financial, management and other resources and will require the Company to: (i) change, expand and improve its operating, managerial and financial systems and controls; (ii) improve coordination between corporate functions; and (iii) hire additional engineering, geophysical, geological, professional, administrative and managerial personnel, among others. There can be no assurance that the Company will be successful in hiring or retaining these personnel to the extent required, or that it will be able to manage the expansion of its operations effectively. If the Company were unable to effectively manage growth, or if new personnel were unable to achieve anticipated performance levels, the Company's business, financial position and results of operations would be materially and adversely affected.

     NEED FOR ADDITIONAL CAPITAL. Both the exploration and development of oil and gas reserves (through the Oil & Gas Division) and the construction and fabrication of infrastructure projects (through the Industrial and Offshore Division) can be a capital intensive business. The Company makes, and will continue to make, substantial expenditures for the exploration of oil and gas and the construction and fabrication of infrastructure projects. Historically, the Company has financed operations primarily with proceeds from the sale of its equity securities in private offerings and loans from its principal shareholders. The Company's management believes that the Company will be able to finance its operations for the immediate future through existing working capital and loan proceeds. The Company intends to satisfy any additional working capital requirements from cash flow and by raising capital through public or private sales of debt or equity securities, debt financing or short-term loans, or a combination of the foregoing. The Company has no current arrangements for obtaining additional capital, and no assurance can be given that the Company, particularly due to its limited operating history and lack of profits, will be able to secure additional capital, or on terms which will not be objectionable to the Company or its then existing shareholders. Under such circumstances, the failure or inability of the Company to obtain additional capital on acceptable terms or at all could have a material adverse effect on the Company, which could result in the Company being forced to materially scale back or suspend operations, or forcing the Company to seek a merger or sale to a third party.

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

     OUR BUSINESS INVOLVES SIGNIFICANT CREDIT RISKS. Our Industrial & Offshore Division usually must outlay our own funds to cover cost analysis, design and similar costs associated with a contract. We can collect on such development work only if we are the successful bidder, and then only on a delayed basis, if at all. To the extent that our operations do not proceed as anticipated or we do not win contracts for which we have expended development funds, we will need additional funds to develop other business opportunities. If we are unable to secure additional funding, or if we are unable to obtain adequate funds from operations or external sources when required, such inability would have a material adverse effect on the Company as a whole.

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

     LOSS OF KEY PERSONNEL COULD HARM OUR BUSINESS. Our ability to continue our business and to develop a competitive edge in the marketplace depends, in large part, on our ability to attract and maintain qualified management and engineering personnel. Competition for such personnel is intense, and there can be no assurance that we will be able to attract and retain such personnel. Our development to date has depended, and in the future will continue to depend, on the efforts of our key executive officers, management and technical employees, including our Chairman of the Board of Directors, James C. Cassina, President and Secretary, Sandra J. Hall, John Brake, Chairman and Chief Executive Officer of M&M Engineering Limited ("M&M") and M&M Offshore Limited ("MMO") and David Myers President of M&M and President of MMO. The loss of any of these individuals could have a material adverse effect on the Company.

RISK  FACTORS  RELATING  TO  MECHANICAL  CONTRACTING  AND  FABRICATION

     WE MAY BE UNABLE TO MANAGE OUR CREDIT RISK. With respect to mechanical contracting, we are subject to the risk that a building or property owner will be unable to pay for work performed and commitments made by us in the performance of a contract. While we are typically paid monthly for work performed to date, requisitions could remain unpaid for several months before we take steps to limit our exposure. Slow receipt on collections can also result from a general contractor's or an owner's financial or cash flow difficulties.

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

RISK  FACTORS  RELATING  TO  INDEPENDENT  POWER  PROJECTS

     DEVELOPMENT OF INDEPENDENT POWER PROJECTS ("IPPS") CANNOT BE ASSURED. The successful completion of IPPs can be particularly difficult in countries which have not uniformly embraced privatization, or where politically motivated opposition is routinely mounted to initiatives of the existing leadership. In addition, the development of IPPs sometimes results in litigation or threatened litigation which must be resolved before successful development of IPPs can occur.

     HIGH DEBT LEVELS SUBJECT US TO RISK OF FORECLOSURE. Existing power projects are expected to be highly leveraged. The indebtedness is typically collateralized by the assets of the underlying project, and the Company's ownership interest is typically subordinated to the lenders' interests. Should a lender foreclose on a project's assets, there can be no assurance that the the Company as an investor will maintain any ownership interest in the project, or receive any compensation upon a sale of the foreclosed assets by such lender(s). In addition to the foreclosure risk, high leverage and the lack of unencumbered collateral can adversely affect the ability to obtain additional financing in the future for working capital, capital expenditures or other purposes of the particular plant. Such adverse consequences could have material and adverse affect on the Company.

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

     OUR FOREIGN OPERATIONS ENTAIL CURRENCY EXCHANGE RISKS. Our investments in developing countries will make us subject to foreign currency fluctuations, and such fluctuations may adversely affect our financial position and results.
Development costs and power sales may be in the buyer's currency. Hence, decreases in the exchange rate for converting the foreign currency to Canadian dollars would have an adverse effect on the Company. There can be no assurance that any steps taken by management to address foreign currency fluctuations will mitigate these adverse effects and, accordingly, the Company may suffer losses due to such fluctuations.

     UNCERTAIN POLITICAL AND ECONOMIC CONDITIONS COULD AFFECT OUR PROJECTS. General political and economic conditions in the countries in which the project investments are located could significantly affect each project's prospects. The economies of many project countries differ significantly from the economies of developed countries in many respects, including their structure, levels of capital reinvestment, growth rate, government involvement, resource allocation, self-sufficiency, rate of inflation and balance of payments position in international trade. The success of the projects will depend upon the existence of a political and economic environment which will accommodate project development. In addition, future government actions concerning their economies or the operation and regulation of nationally important facilities such as power plants, have and will have a significant effect on operations. There can be no assurance that future government actions over which we have no control will not materially adversely affect a project's operations in a given country or our financial condition as a whole.

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

RISK  FACTORS  RELATING  TO  OIL  AND  GAS  DEVELOPMENT  AND  PRODUCTION

     UNCERTAIN DISCOVERY OF VIABLE COMMERCIAL PROSPECTS. The Company's future success may be dependent upon its ability to economically locate commercially viable oil or gas deposits. The Company can make no representations, warranties or guaranties that it will be able to consistently locate hydrocarbons or oil and gas prospects, or that such prospects will be commercially exploitable. There can be no assurance that the Company will be able to discover commercial quantities of oil and gas. An inability of the Company to identify and exploit commercially viable hydrocarbon deposits would have a material and adverse effect on the Company's business and financial position.

     RISK OF EXPLORATORY DRILLING ACTIVITIES. Pursuant to the Company's business plan, the Company's Oil & Gas Division's revenues and cash flow will be principally dependent upon the success of drilling and production from prospects in which the Company participates. The success of such prospects will be determined by the economical location, development and production of commercial quantities of hydrocarbons. Exploratory drilling is subject to numerous risks, including the risk that no commercially productive oil and gas reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors including unexpected formation and drilling conditions, pressure or other irregularities in formations, blowouts, equipment failures or accidents, as well as weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment. The inability to successfully locate and drill wells that will economically produce commercial quantities of oil and gas could have a material adverse effect on the Company's business, financial position and results of operations.

     DRILLING AND EXPLORATIONS PLANS SUBJECT TO CHANGE. This report includes descriptions of the Company's future drilling and explorations plans with respect to its properties. A prospect is a property which the Company and its partners have identified what they believe based on available geological and geophysical information to be indications of hydrocarbons. The Company's properties are in various stages of exploration. Whether the Company ultimately drills a property may depend of the following factors; receipt of additional seismic data or reprocessing of existing data; material changes in oil or gas prices; the costs and availability of drilling equipment; success or failure of wells drilled in similar formations or which would use the same production facilities; changes in estimates of costs to drill or complete wells; the Company's ability to attract other industry partners to acquire a portion of it's working interest to reduce exposure to costs of drilling and completion of wells; decisions of the Company's joint working interest owners; and restrictions of provincial regulators.

     RESTRICTIONS ON DEVELOPMENT AND PRODUCTION AS A NON-OPERATOR. The Company holds minority interests in certain of its properties, and therefore cannot control the pace of an exploration or development program effecting drilling of wells, or a plan for development and production. If a majority partner decides to accelerate development of a program it may exceed the Company's ability to meet its share of costs at a faster pace than anticipated and may surpass the Company's ability to further finance its ongoing proportional obligation to fund costs. If the Company were unable to meet its funding obligations with respect to one or more propects(s), its proportional working interest in such prospects(s) would be diluted.


     VOLATILITY OF OIL AND NATURAL GAS PRICES. The Company's Oil & Gas Division's ultimate profitability, cash flow and future growth will be affected by changes in prevailing oil and gas prices. Oil and gas prices have been subject to wide fluctuations in recent years in response to changes in the supply and demand for oil and natural gas, to market uncertainty and a variety of additional factors that are beyond the control of the Company, including economic, political and regulatory developments, and competition from other sources of energy. It is impossible to predict future oil and natural gas price movements with any certainty. The Company does not engage in hedging activities. As a result, the Company may be more adversely affected by fluctuations in oil and gas prices than other industry participants that do engage in such activities. No assurances can be given as to the future level of activity in the Company's Oil & Gas Division. An extended or substantial decline in oil and gas prices would have a material adverse effect on (i) the volume of oil and gas that could be economically produced by the Company; (ii) the Company's access to capital; and (iii) the Company's financial position and results of operations.

     UNCERTAINTY OF ESTIMATES OF RESERVES AND FUTURE EVENTS. Certain statements included in this report contain estimates of the Company's oil and gas reserves and the discounted future net revenues from those reserves, as prepared by independent petroleum engineers and/or the Company. There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves, including many factors beyond the control of the Company. Those estimates are based on several assumptions including constant oil and gas prices. Such estimates are inherently imprecise indications of future net revenues. Actual future production, revenues, taxes, operating expenses, development expenditures and quantities of recoverable oil and gas reserves might vary substantially from those assumed estimates. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves. In addition the Company's reserves might be subject to revisions based on upon future production, results of future exploration and development, prevailing oil and gas prices and other factors. Moreover, estimates of the economically recoverable oil and gas reserves, classifications of such reserves and estimates of future net cash flows prepared by independent engineers at different times may vary substantially. Information about reserves constitutes forward-looking statements.

     ABILITY TO REPLACE RESERVES. The Company's future success of the Oil & Gas Division depends upon its ability to find, develop and acquire oil and gas reserves that are economically recoverable. As a result the Company must locate and develop or acquire new oil and gas reserves to replace those being depleted by production. Without successful exploration and acquisition activities, the Company's reserves production and revenues will decline. No assurances can be made that the Company will be able to find and develop or acquire additional reserves at an acceptable cost.


     COMPETITION. The Company's Oil & Gas Division will engage in the exploration for and production of oil and gas, industries which are highly competitive. The Company competes directly and indirectly with major and independent oil and gas companies in its exploration for and development of desirable oil and gas properties. Many companies and individuals are engaged in the business of acquiring interests in and developing oil and gas properties in the United States and Canada, and the industry is not dominated by any single competitor or a small number of competitors. Many of such competitors have substantially greater financial, technical, sales, marketing and other resources, as well as greater historical market acceptance than the Company. The Company's Oil & Gas Division will compete with numerous industry participants for the acquisition of land and rights to prospects, and for the equipment and labor required to operate and develop such prospects. Competition could materially and adversely affect the Company's business, operating results and financial condition. Such competitive disadvantages could adversely affect the Company's ability to participate in projects with favorable rates of return.

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

     CANADIAN GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS. The Company is subject to various Canadian federal and provincial laws and regulations including environmental laws and regulations. The Company believes that it is in compliance with such laws and regulations, however, such laws and regulations may change in the future in a manner which will increase the burden and cost of compliance. In addition, the Company could incur significant liability for damages, clean-up costs and penalties in the event of certain discharges into the environment.

     Certain laws and governmental regulations may impose liability on the Company for personal injuries, clean-up costs, environmental damages and property damages, as well as administrative, civil and criminal penalties. The Company maintains limited insurance coverage for sudden and accidental environmental damages, but does not maintain insurance coverage for the full potential liability that could be caused by sudden and accidental environmental damage. Accordingly, the Company may be subject to liability or may be required to cease production from properties in the event of such damages.

     PROVINCIAL REGULATION - ROYALTIES AND INCENTIVES. In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, extra-provincial export, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced. From time to time the governments of Canada, Alberta, British Columbia and Saskatchewan have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced planning projects.

RISKS  RELATING  TO  THE  COMPANY'S  COMMON  STOCK

     POSSIBLE VOLATILITY OF STOCK PRICE. The market price for the Company's Common Stock may be volatile and subject to significant fluctuations in response to a variety of internal and external factors, including the liquidity of the market for the Common Stock, variations in the Company's quarterly operating results, regulatory or other changes in the oil and gas industry generally, announcements of business developments by the Company or its competitors, changes in operating costs and variations in general market conditions. Because the Company's Oil & Gas Division is in the development stage with a limited operating history, the market price for the Company's Common Stock may be more volatile than that of a seasoned issuer. Changes in the market price of the Company' securities may have no connection with the Company's operating results. No predictions or projections can be made as to what the prevailing market price for the Company's Common Stock will be at any time.

     PUBLIC TRADING MARKET. There is only a limited public market for the Company's Common Stock, and no assurance can be given that a broad and/or active public trading market will develop or be sustained. The Company's Common Stock trades on the American Stock Exchange and the Frankfurt Stock Exchange. However, there can be no assurance that the Company will continue to meet and maintain listing requirements on either stock exchange. In addition, the Common Stock of the Company has not been qualified under any applicable state blue sky laws, and the Company is under no obligation to so qualify or register the Common Stock, or otherwise take action to improve the public market for such securities. The Company's Common Stock could have limited marketability due to the following factors, each of which could impair the timing, value and market for such securities: (i) lack of profits, (ii)need for additional capital, (ii) the limited public market for such securities; (iii) the applicability of certain resale requirements under the applicable Securities Act; (iv) applicable blue sky laws and the other factors discussed in this Risk Factors section.

     NO LIKELIHOOD OF DIVIDENDS. The Company plans to retain all available funds for use in its business, and therefore does not plan to pay any cash dividends with respect to its securities in the foreseeable future.

     NO ASSURANCE OF LIQUIDATION DISTRIBUTION. If the Company were to be liquidated or dissolved, holders of shares of its capital stock would be entitled to share ratably in its assets only after satisfaction of the Company's liabilities. After satisfaction of those liabilities and satisfaction of any liquidation preference with respect to any then outstanding senior securities of the Company (if any), the holders of the Common Stock would share ratably in the remaining assets of the Company.

     POTENTIAL ISSUANCE OF ADDITIONAL STOCK. As of the date of this Annual Report the Company has outstanding (i) options to purchase up to 295,000 shares of Common Stock issued to certain employees, directors and/or consultants, and
(ii) 40,000 outstanding warrants to purchase Common Stock held by third parties.

     In addition, at the Company's Annual and Special Meeting scheduled for December 30, 2002, management will propose: (i) a resolution to amend the Company's Stock Option Plan to reserve for issuance thereunder 20% of the Company's outstanding shares from time to time (as opposed to the present 800,000 shares so reserved), and (ii) a resolution authorizing the Company to issue up to the number shares of Common Stock outstanding as of the date of this Annual Report, for potential acquisitions, mergers and exploration and/or development opportunities to complement the existing operations of the Company or to provide working capital to the Company pursuant to one or more private placements. As of the date of this annual report, there were 10,578,645 shares of Common Stock outstanding. Under applicable law, any private placement by the Company will be subject to regulatory and exchange approval, and to the following restrictions: (1) it must be completed within a twelve month period following the date the shareholder approval is given; and (2) it must comply with applicable regulatory and exchange requirements and relevant private placement pricing rules. To be approved, each of the noted resolutions must be passed by a majority of the votes cast by shareholders at the December 30, 2002 meeting with respect to such resolutions. The issuance of additional shares of Common Stock, whether through the Stock Option Plan, private placements or otherwise, would adversely reduce the proportionate ownership and voting rights and powers of the present holders of the Common Stock, and could also result in dilution in the net tangible book value per share of Common Stock.

     There can be no assurance that the Company will not, under certain circumstances, issue additional shares of its Common Stock (See "Item 14 - Material Modifications to the Rights of Security Holders" below).


     NEED FOR INDEPENDENT INVESTMENT ANALYSIS AND DUE DILIGENCE REVIEW. The independent legal, accounting or business advisors of the Company including, without limitation, legal counsel for the Company (i) have not been appointed by, and have not represented or held themselves out as representing the interests of prospective investors in connection with this Annual Report, and
(ii) have not "expertized" or held themselves out as "expertizing" any portion of this Annual Report, nor is legal counsel for the Company providing any opinion in connection with the Company, its business or the completeness or accuracy of this Annual Report. Neither the Company nor any of its respective officers, directors, employees or agents, including legal counsel for the Company, make any representation or express any opinion (i) with respect to the merits of an investment in the Common Stock, including without limitation the proposed value of the Company or of the Common Stock; or (ii) that this Annual Report provides a complete or exhaustive description of the Company, its business or relevant risk factors which an investor may now or in the future deem pertinent in making his, her or its investment decision. Any prospective investor in the Common Stock is therefore admonished to engage independent accountants, appraisers, attorneys and other advisors to (a) conduct such due diligence review as such investor may deem necessary and advisable, and (b) to provide such opinions with respect to the merits of an investment in the Company offered hereby and applicable risk factors upon which such investor may deem necessary and advisable to rely. The Company will fully cooperate with any investor who desires to conduct such an independent analysis so long as the Company determines, in its sole discretion, that such cooperation is not unduly burdensome.

     POTENTIAL CONFLICTS OF BOARD AND COMMITTEES. Some of the directors and officers of the Company are or may serve on the board of directors of other companies from time to time. To avoid the possibility of conflicts of interest which may arise out of their fiduciary responsibilities to each of the boards, all such directors have agreed to abstain from voting with respect to a conflict of interest between the applicable companies. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or members of management, may have a conflict.



     RELIANCE ON EXPERTISE OF CERTAIN PERSONS.   The Company is dependent on the
advice and project management skills of various consultants including geologists, geophysicists and engineers contracted by the Company from time to time.



ITEM  4.     INFORMATION  ON  THE  COMPANY

     Energy Power Systems Limited is a corporation amalgamated under the laws of the Province of Ontario, and registered as an extra-provincial corporation in Alberta and Newfoundland and Labrador, Canada. Energy Power Systems Limited is an Energy Source and Service company operating an Industrial & Offshore Division and an Oil & Gas Division. Through its wholly-owned subsidiary M&M Engineering Limited, a company incorporated in the province of Newfoundland and Labrador, Canada ("M&M") and its wholly owned subsidiary M&M Offshore Limited, a company incorporated in the province of Newfoundland and Labrador, Canada ("MMO"), the Company engages in industrial, mechanical contracting and fabrication (reference to M&M may include MMO). In the Oil & Gas Division, through its directly-held interests in oil and gas properties the Company participates in the exploration, development and production of oil and gas reserves.

The chart below sets forth the corporate structure of the Company including its material subsidiaries.

                        _________________________________
                       |                                 |
                       |  ENERGY POWER SYSTEMS LIMITED   |
                       |_________________________________|
                                       |
                  ----------------------------------------------
                  |                                             |
                  |                                             |
        ________________________                  ________________________
       |                        |                |                        |
       | INDUSTRIAL & OFFSHORE  |                |   OIL & GAS DIVISION   |
       |        DIVISION        |                |                        |
       |________________________|                |________________________|
                   |
          ___________________________        ___________________________________
        |                           |      | North Eastern Constructors Limited|
        |  M&M Engineering Limited  |------|          (50% Owned)              |
        |       (100% Owned)        |   |  |___________________________________|
        |___________________________|   |   ___________________________________
                     |                  |  |   Liannu, a Limited Partnership   |
         ___________________________    |--|           (49% Owned)             |
        |                           |   |  |___________________________________|
        |    M&M Offshore Limited   |   |   ___________________________________
        |        (100% Owned)       |   |  |    10915 Newfoundland Limited     |
        |___________________________|   |--|            (100% Owned)           |
                     |                  |  |___________________________________|
                     |                  |   ___________________________________
                     |                  |  |    11123 Newfoundland Limited     |
                     |                  |--|            (100% Owned)           |
                     |                     |___________________________________|
                     |
                     |                      ___________________________________
                     |                     |        Magna Services Inc.        |
                     |---------------------|             (50%)                 |
                                           |___________________________________|
                     |                      ___________________________________
                     |                     |Newfoundland Services Alliance Inc.|
                     |---------------------|              (20.83)              |
                                           |___________________________________|


     The registered office and management office of the Company is 2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Telephone (416) 861-1484. The Company's public filings can be accessed and viewed through the Company's website www.epsx.com, under the heading "Investor Relations" and by clicking on "Corporate Filings". A link to the Company's Canadian Securities Commissions filings can be viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com, and the Company's United States Securities and Exchange Commission filings can be viewed through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.edgar-online.com. The Company's Common Stock trades on the American Stock Exchange ("AMEX") under the symbol "EGY" and on the Frankfurt Stock Exchange under the symbol "EPW" and WKN 919384.

     The Industrial & Offshore Division through M&M and MMO operate from their 47,500 square foot fabrication facility and 15 acre property. M&M is an industrial and mechanical contractor and MMO (i) produces steel components for structures and heavy industry; (ii) manufactures pressurized vessels and tanks; and (iii) provides in-plant fabrication, welding and assembly services for the offshore oil sector and heavy industry. Reports estimate the potential oil reserves of Atlantic Canada to be 40 billion barrels and the natural gas reserves of Newfoundland Labrador alone are estimated at 62 trillion cubic feet. The commercial and engineering successes of the Hibernia Project, the Terra Nova Project and the Sable Island Project supports further development of Atlantic Canada and its offshore infrastructure. Husky Oil's White Rose Project is currently underway. Work has also commenced on the Voisey's Bay nickel mine. Further development of Atlantic Canada's offshore infrastructure could stimulate expansion of the Industrial & Offshore Division.

     In fiscal year 2001, as part of an initiative to increase corporate cash flow, the Company formed its Oil & Gas Division initially through the acquisition of properties in 2 strategic areas of oil and gas development, the proven historic region of Western Canada and the new frontier of Atlantic Canada. In February 2001, the Company acquired an average 50% working interest in the Sibbald area of Alberta. Two wells are currently producing gas from the Balken formation and the Company believes the property has further potential for additional Balken gas production, Belly River gas production and Glauconite oil production. Also, in February 2001, the Company acquired a 25% interest in a property consisting of over 500,000 acres, under permit for both conventional and coalbed methane gas. This property is located within central Prince Edward Island in Atlantic Canada, and is underlain by Carboniferous and Permian sedimentary strata of the Maritimes Basin. Source rock studies indicate that the early Carboniferous rocks are oil prone and the upper Carboniferous rocks are gas prone. In addition excess coal gas expelled during coalification may have charged nearby reservoirs.

     In addition to the potential for discovery in Atlantic Canada, the Oil & Gas Division has been expanding its portfolio of proven, producing and prospective oil and gas properties through a multi-well drilling and exploration program focused on prospective properties located in proven productive areas of the Western Sedimentary Basin. The multi-well program involved partnering and farm-in alliances with other oil and gas companies to share risk and diversify opportunities. The Company believes that generating activity in both the eastern and western regions will benefit the Company, as cash flow from production increases on advanced properties in Western Canada could finance exploration and development in Atlantic Canada.

     The potential of the Company is underscored by market driven opportunities. In North America there may be an over-reliance on overseas oil and expanding long-term demand for natural gas. The development of Atlantic Canada's offshore oil and gas sector is creating industrial opportunities for participation for the Company's Industrial & Offshore Division in large scale infrastructure projects. The Company intends to explore, exploit and acquire oil and gas properties for commodity-based cash flow and to expand the business of its Industrial & Offshore Division. The Company may develop its divisions into new geographic areas and complementary lines of business.


A.     HISTORY  AND  DEVELOPMENT  OF  THE  COMPANY

     The Company was incorporated on October 5, 1988, under the Business Corporations Act (Ontario), under the name Van Ollie Explorations Limited ("Van Ollie"). Van Ollie originated as a mining exploration company and was inactive from the time its initial exploration program was completed in 1990 until May 8, 1996, when Van Ollie acquired its interest in 1169402 Ontario Inc. ("1169402"), whose principal asset was a 51% ownership interest in M&M. Through a share for share exchange, the shareholders of 1169402 acquired approximately 97% of the Common Stock of the Company and effectuated a change in control of the Company. On July 1, 1996, 1169402 merged into the Company and, as a result of the merger, the Company acquired a direct 51% ownership interest in M&M. The Company acquired the remaining 49% interest in M&M on March 9, 1999. Effective January 29, 1999, the Company changed its name to "Engineering Power Systems Limited" from "Engineering Power Systems Group Inc." and consolidated its share capital on a one for four basis. Effective February 2, 2001 the Company changed its name to "Energy Power Systems Limited" from "Engineering Power Systems Limited" and consolidated its share capital on a one for four basis.

     As noted above, prior to fiscal 2001 the Company was engaged in the development of independent power projects, but discontinued its efforts as a developer in 2001. As a result, the Power Division's prior activities have been treated as discontinued operations for accounting purposes. Information regarding the Company's ongoing investment interests in projects in Andhra Pradesh and Karnataka, India is set forth below.

     In March 1997, Oakwell Engineering Limited, a Singapore corporation ("Oakwell"), and the Andhra Pradesh State Electricity Board of the state of Andhra Pradesh, India (the "APSEB") executed two identical Power Purchase Agreements ("PPAs"), providing for Oakwell and/or its sponsors to build, own and operate two identical 100 mega watt ("MW") net capacity diesel generator barge mounted power plants ("BMPPs"), fueled by furnace oil (together 200 MW net capacity) and sell electricity to APSEB on a take-or-pay basis for 15 years. In June 1997, EPS and Oakwell formed an 87.5%/12.5% joint venture and incorporated an Indian company, EPS Oakwell Power Limited ("EOPL"), to implement the provisions of the PPAs. Disputes rose between the Company and Oakwell and a Settlement Agreement was reached in December 1998 whereby Oakwell sold EPS all of Oakwell's interest in the PPAs and EOPL to the extent permissible under Indian law with a provision for Oakwell to relinquish same on an ongoing basis.

     In 1999, under the terms of an agreement with the VBC Group of India ("VBC"), and in furtherance of the participation of VBC in the Project, EOPL's name was changed to "Konaseema EPS Oakwell Power Ltd." ("KEOPL"). The initial agreement with VBC was revised on August 10, 2000 (the "Revised VBC Agreement"), and the certain Company expenditures related to the development of the Project were capitalized at CDN$6.6 million and satisfied by KEOPL issuing equity to the Company in the form of common shares and preference shares having an aggregate value of approximately CDN$6.6 million.

     On May 1, 2001 by a letter agreement between KEOPL and the Company, Clause 13 of the Revised VBC Agreement was modified whereby it was agreed that any outstanding issues regarding Oakwell would be taken up by KEOPL, and not VBC or EPS.

     During the year 2001 KEOPL redeemed all of the preference shares and VBC purchased approximately one third of the common shares held by the Company for a total cash consideration of approximately $3.1 million. The then remaining
11,348,200 common shares of KEOPL (the "KEOPL Shares") are being held as an investment and in accordance with terms of the Revised VBC Agreement, the Company has the right but not the obligation to offer to sell its KEOPL Shares to VBC on June 30, 2002 and if so offered VBC has the obligation to purchase same for 113,482,000 Indian Rupees or net proceeds of approximately CDN$3.5 million.

     On May 3, 2002, the Company tendered the KEOPL Shares to VBC for purchase on or before June 30, 2002. On July 1, 2002, VBC raised a dispute with the Company regarding the purchase and sale allegedly after VBC received a communication from Oakwell alleging a potential claim by Oakwell against the Company that could involve the KEOPL Shares. Via letter to VBC dated August 16, 2002 Oakwell informed VBC that Oakwell would no longer be seeking a claim to the KEOPL Shares held by the Company and put for sale to VBC. The Company is pursuing legal remedies against VBC and Oakwell to effect the sale of the KEOPL Shares to VBC (See "Item 8 - Financial Information - Litigation"). The Company estimates that the carrying amount of the investment in KEOPL will be fully recovered. The actual recoverable amount is dependent upon future events and could differ materially from the amount estimated by management.

     On April 22, 1999, the Karnataka Power Transmission Corporation Limited (formerly the Karnataka Electricity Board) of the State of Karnataka, India ("KPTCL") executed a PPA with Euro India Power Canara Private Ltd, a limited liability company formed and incorporated in India ("EIPCL"). On October 12,
1999 the Company entered into a remuneration agreement for transfer of rights and an escrow agreement with the Court (Germany) Appointed Receiver of EuroKapital A.G.'s ("EuroKapital") assets to acquire the 67% interest in EIPCL formerly held by EuroKapital for US$2.0 million. In the event that the Company 'exits' from the project prior to financial closure the EuroKapital interest in the escrow account would be forfeited, if unpaid. The Company has a further agreement to acquire an additional 23% of EIPCL with Seaking Engineers Limited of India in exchange for taking a lead role to develop the PPA but has not to date received the respective common share position. Under the PPA, EIPCL would develop, procure, finance, construct, own, operate and maintain a 195 MW barge mounted, combined cycle power generation facility, and sell electric energy generated therefrom to KPTCL, and KPTCL would purchase 85% of such electric energy from the project for the entire term of the PPA. Effective May 10, 2001 the Karnataka project was given the approval of the state government to be converted to a coal fueled land based power project. The PPA has yet to be amended and there are deficiencies in the State Government providing among other requirements, payment guarantees for the Karnataka project (See "Item 8 -Financial Information - Litigation" below).

     During  fiscal  2000  the  Company  disposed  of  its  interests  in Merlin
Engineering A.S. ("Merlin") and divested ASI Holdings Inc. ("ASIH"). These operations have been treated as discontinued operations for accounting purposes.

     In December 2000, the Company issued 8,000,000 pre-consolidated units in a private placement to arm's length investors. Each unit being comprised of (i) one Common Share; (ii) one half Series A Common Share purchase warrant; and
(iii) one half Series B Common Share purchase warrant at a pre-consolidated price of $0.10 per unit. (the "Unit" or "Units"). Each Series A Common Share purchase warrant would entitle the holder to purchase one-half of a Common Share of the Company, at a pre-consolidated exercise price of $0.13, for a period of 24 months from the date of issue. Each Series B Common Share purchase warrant would entitle the holder to purchase one-half of a Common Share of the Company, at a pre-consolidated exercise price of $0.20, for a period of 24 months from the date of issue. The closing of the private placement occurred in two phases. Phase one was completed in December 2000, and was comprised of the issuance of the Common Shares and the issuance of the Series A Common Share purchase warrants. Phase two was completed in January of 2001, and was comprised of the issuance of the Series B Common Share purchase warrants after the shareholders and TSX Venture Exchange (formerly the Canadian Venture Exchange) approved the transaction. During fiscal 2001, the Company issued 1,000,000 consolidated Common Shares upon the exercise of 1,000,000 consolidated Series A Common Share purchase warrants for proceeds of $520,000. During fiscal 2002, the Company issued 1,000,000 consolidated Common Shares upon the exercise of 1,000,000 consolidated Series B Common Share purchase warrant for proceeds of $800,000.


     On March 30, 2001 the Company issued 1,200,000 Class A Preference Shares-Series 2 (the "Series 2 Shares") for gross proceeds of $1.2 million, with a cumulative preferential annual dividend rate of 5%. The Series 2 Shares are redeemable by the Company, re-tractable after 5 years by the holder, and convertible anytime during the first 30 months from March 30, 2001 into one "Unit" at a rate of $1.25 per unit. Each unit consists of one Common Share and one Common Share purchase warrant exercisable at $1.50 to acquire one Common Share for a period of two years from conversion. After 30 months each "Unit" is convertible at the 10 day weighted average trading price of the Common Shares immediately prior to conversion (the "Conversion Price"). Each of such "Unit" consists of one Common Share and one Common Share purchase warrant exercisable at the Conversion Price plus 10%, and for a period of two years from conversion. During fiscal 2002 holders of 1,200,000 Series 2 Shares in the capital of the Company exercised their conversion rights and acquired 960,000 common shares and 960,000 common share purchase warrants. During fiscal 2002 holders exercised the 960,000 Common Share purchase warrants for proceeds to the Company of $1,440,000.

     In November of 2001 the Company issued two allotments of 350,000 units, in two private placements to arm's length investors, each at a firm price of US$4.00 per unit, for gross proceeds of US$2.8 million. Each of such unit was comprised of one Common Share and one-tenth (1/10th) of one Common Share purchase warrant. Each whole warrant entitled the holder to purchase one Common Share at a purchase price of US$4.45 and was exercisable for a period of six months after the applicable closing. On May 9, 2002 35,000 of the noted Common Share purchase warrants expired under their own terms and on May 16, 2002 an additional 35,000 Common Share purchase warrants expired under their own terms.

     Effective December 31, 2001 the Company subscribed for 500 preference shares in M&M for total consideration of $500,000. Effective June 30, 2002 the Company subscribed for an additional 272 preference shares for total consideration of $272,000. (See Item 7 - Major Shareholders and Related Party Transactions)

     In March of 2002 the Company issued 400,000 units in a private placements to an arm's length investor at a firm price of US$4.00 per unit for gross proceeds of US$1.6 million. Each of such units was comprised of one Common Share and one-tenth (1/10th) of one Common Share purchase warrant. Each whole warrant entitles the holder to purchase one Common Share at a purchase price of US$4.45 and is exercisable for a period of one year after the closing.

     In February of 2001 the Company commenced operations of its Oil & Gas Division with the purchase of oil and gas properties in Alberta and Prince Edward Island, Canada. By June 30, 2001 the Company had purchased oil and gas interests in approximately CDN$2.1 million of proved developed and undeveloped oil and gas properties. These interests are held directly in the Company.

     During the fiscal year ending June 30, 2002 the Company commenced a drilling and exploration program resulting in expenditures of CDN$2.8 million and participated in drilling four development wells, six exploratory wells and a re-entry of a cased well bore. Of the eleven wells in which the Company participated, two wells are producing oil, one well is producing natural gas and liquids, four wells are shut in pending evaluation, tie in and pipeline facilities, one well is suspended and three wells proved to contain uneconomic hydrocarbons and have been abandoned. The majority of the division's properties are in the exploration stage. The Company also participated in a 3D seismic exploration program on our Prince Edward Island Property in Atlantic Canada to delineate drilling targets for a proposed winter drilling program.

     On May 22, 2002 the Company commenced trading on the American Stock Exchange under the symbol "EGY".


B.     BUSINESS  OVERVIEW

     INDUSTRIAL  &  OFFSHORE  DIVISION

     The Industrial & Offshore Division is headed by M&M, which was incorporated in Newfoundland and Labrador in 1968. M&M is an industrial, mechanical contractor whose business includes fabrication and installation of process piping, installation of production equipment, steel tank erection, specialized welding services and industrial maintenance. In 1987, M&M established a wholly-owned subsidiary, MMO to provide specialized welding capabilities, fabrication and servicing facilities to the offshore oil industry in Newfoundland and Labrador and other Canadian markets. (References herein to M&M include MMO unless specifically indicated.) Together they are involved in the following businesses:

     -Oil  refinery  installations  and  maintenance,

     -Steel  storage  tanks,  silos,  stacks,  penstocks  and  pipe  spooling,

     -Specialized  welding  and  fabrication  for  the  offshore  oil  industry,

     -Process  piping  and  equipment  fabrication  and  installation,

     -Structural  and  miscellaneous  steel  components,

     -High  pressure  steam  fitting  and  welding,

     -Pulp  and  paper  mill  process  installations,

     -Mining  process  installations,  and

     -Fabricated  structures  for  buildings.

     Since 1987, MMO has completed a number of projects for the offshore oil industry. MMO has a staff of fitters, welders and engineers, as well as full-time quality assurance supervision. In performing shop fabrication and servicing for the offshore industry, MMO has produced pipe spooling, permanent and temporary guidebases, flow lines, tote tanks, caisson systems and manifolds. MMO is also certified and registered for the manufacture and repair of pressure vessels. In addition, MMO manufactures a wide range of steel storage tanks, including those for petroleum products, which are manufactured under strict Underwriters Laboratories of Canada 5600 series specifications. MMO also performs specialized welding of casing connectors, choke and kill lines and wellhead inlays using welding processes such as metallic inert gas, tungsten inert gas, submerged arc welding, shielded arc welding and flux core arc welding, in accordance with American Society of Mechanical Engineers and Canadian Standards Association welding specifications.

     The Industrial & Offshore Division is comprised of M&M & MMO, and conducts part of its business through strategic alliances with other industry participants. The Company consolidates its proportionate ownership interest in each alliance venture.

     Newfoundland Service Alliance Inc. ("NSA"), a Newfoundland and Labrador Company, was incorporated in December 1996 to combine the expertise of its shareholders in providing comprehensive onshore support services to the Newfoundland and Labrador oil and gas industry. As of June 2002, NSA is jointly owned by MMO (20.83%), G.J. Cahill & Company (1979) Limited ("Cahill") (20.83%), New Valve Services and Consulting Inc. (20.83%), Peacock Inc. (20.83%), and Siemans Westinghouse Ltd (16.68%).

     Magna Services Limited ("Magna"), a Newfoundland and Labrador Company, was incorporated in April 1997 to provide offshore support services to the Newfoundland and Labrador oil and gas industry including the Hibernia and Terra Nova offshore oil projects. Magna is jointly owned as to 50% by MMO and 50% by Jendore Limited.

     North Eastern Constructors Limited ("NECL"), a Newfoundland and Labrador Company, was incorporated in September 2000 for the purpose of pursuing opportunities at the Bull Arm Construction site located on the North East Coast of Newfoundland. NECL is owned 50% by M&M, and 50% by Cahill.

     Liannu Limited Partnership ("Liannu") is a limited partnership formed under the laws of Newfoundland and Labrador in November, 2002 for the purpose of providing services in Labrador including industrial mechanical contracting, structural and steel fabrication and erection and other services including the Voisey's Bay nickel mine development in Labrador. M&M is the general partner of Liannu, and holds a .01% general partner's interest and a 48.99% limited partner's interest in the partnership. The remaining 51% limited partnership interests are held by two private individuals. As general partner, M&M will charge a management fee equal to 5% of the contract price for contracts entered into by the partnership.

     Marketing and sales for M&M are carried out by its senior executives, with the assistance of a team of experienced estimators and project managers. Nearly all of the contracts and purchase orders obtained by M&M are acquired through the bidding process. On Average approximately 80% of the work is obtained from "invited tender" sources and the remaining 20% from an open tendering system. M&M's clients are primarily large industrial customers, including the Hibernia Management and Development Company Limited, Terra Nova, Newfoundland Power, Corner Brook Pulp and Paper, Newfoundland and Labrador Hydro, North Atlantic Refining Ltd., Newfoundland Transshipment Limited, Marine Atlantic Inc. and McNamara Construction Company. M&M has successfully completed large projects for a variety of Newfoundland and Labrador based industries. These projects are similar in nature to those that M&M will bid for in the future. Major past projects included:

      North Atlantic Refining Ltd. - M&M was originally involved with the construction of the 100,000 barrel per day oil refinery located at Come By Chance, Newfoundland and Labrador, and for the past 25 years has provided annual maintenance and construction services for that facility. In September 1998, M&M was awarded the contract to rebuild four of the refinery's 18 process heaters at a cost of CDN$8.8 million. In October 2000 during North Atlantic Refining Limited's yearly maintenance shutdown M&M was involved in over CDN$5.8 million of work performing modifications and repairs to piping systems, process heaters and reactors. In September of 2001 M&M was awarded a contract for the rebuild of a process heater and associated structural steel fabrication and installation. Work on the contract resulted in over CDN$3.4 million of revenue, and required upwards of 100 tradespeople. In addition, M&M was awarded a contract for the provision of multi-trade labour and supervision, resulting in over $1.6 million in revenue. These contracts were part of the Refinery's annual maintenance and upgrading program.

     Newfoundland Transshipment Project - The Newfoundland Transshipment Project involved the construction of an onshore storage and transshipment facility for the Hibernia Oil Development Project approximately 150 kilometers from St. John's, Newfoundland and Labrador. For the initial phase of the project during fiscal year 1998, M&M installed all mechanical equipment, process piping and structural steel pipe and cable supports required at the project site, as well as fabricated all of the pipe piling and structural girders required for the transshipment loading dock. The initial phase of the project involved up to 200 tradespeople and approximately 150,000 man-hours, and generated approximately CDN$12 million in revenues. Based in part on M&M's performance on the initial phase of the project, in July 1999, M&M successfully won its bid for the second "Terra Nova" phase of the project, which involved the construction and installation of a 500,000 barrel tank, an additional loading dock and pipelines, and resulted in revenues of over CDN$7 million During fiscal 2001 M&M won the bid for Phase 3 of the project. M&M completed the project in the fourth quarter of fiscal 2002, and that total revenues from the project were CDN$2.4 million.

     Marine Atlantic Project - The Marine Atlantic Project in Port-aux-Basques, Newfoundland and Labrador involved the mechanical upgrading of fuelling facilities for Marine Atlantic's ferry services between Newfoundland and Nova Scotia. The project was valued at $2.5 million and involved the supply and installation of a high capacity pumping systems including 3,000 feet of new pipelines along with electrical, instrumentation, insulation and structural support systems. M&M completed the project during fiscal 2002.

      Sandwell-HMI Projects - The Sandwell-HMI projects in Corner Brook, Newfoundland and Labrador involve the fabrication and installation of various piping, as well as the installation of pumps, tanks and associated process equipment for Corner Brook Pulp & Paper's 15 mega-watt co-generation facility. The project was awarded in three separate lots with a total contract value of $3.4 million and it is ongoing, with an expected completion date of December, 2002.

     McNamara Construction Project - The McNamara construction project involves the fabrication and installation of twenty foot diameter penstock for the Granite Canal Hydroelectric Development, located in Central Newfoundland. MMO fabricated the penstock throughout the winter of 2001-02, and M&M began installing it during 2002. The contract value is $2.4 million and it is ongoing, with an expected completion date of December, 2002.

     Newfoundland Power Project - The Newfoundland Power project involved the fabrication of 1,191 meters of penstock, complete with expansion joints for the Seal Cove Hydroelectric project, located in Seal Cove, Newfoundland and Labrador. Total revenue of $1.3 million was partially recognized in the third quarter of 2002, and is expected to continue through the project's completion in the first fiscal quarter of 2003.

     The most significant projects completed by M&M in the last fiscal year, and through the date of this Annual Report, are summarized in the chart below.




DATE                CUSTOMER                     PROJECT DESCRIPTION                 REVENUES
------------  -------------------   -------------------------------------------    -------------
May,          Newfoundland          Installation of 42 inch pipe at offshore       CDN$2,412,749
2001 to       Transhippment         crude oil storage facilities in Whiffen
June, 2002    Limited               Head, Newfoundland and Labrador

July, 2001    Marine Atlantic Inc.  Upgrade ferry fueling facilities, including    CDN$2,580,991
to January,
                                    replacement of pumps and piping at Port-
2002                                aux-Basques, Newfoundland and Labrador

September,    McNamara              Fabrication and installation of 20 foot        CDN$2,430,078
2001 to       Construction          diameter penstock at Granite Canal
December,     Company               Hydroelectric Development, in Central
2002 (est.)                         Newfoundland.

September,    North Atlantic        Dismantle, repair and re-erection of heater    CDN$3,431,117
2001 to       Refining Ltd.         1002 stacks, platforms, radiant and
December,                           convection sections at the Come-By-
2001                                Chance oil refinery.

July, 2002    North Atlantic        Removal and replacement of two 60 foot         CDN$2,009,480
to October,   Refining Ltd.         long underground sulphur storage tanks
2002                                and fabrication and installation of
                                    associated process piping.

October,      North Atlantic        Provision of multi-trade labour and            CDN$1,647,269
2001 to       Refining Ltd.         supervision for annual refinery
December,                           maintenance turnaround.
2001

July, 2002    North Atlantic        Removal of damaged floating roof               CDN$810,200
to January,   Refining Ltd.         structure and repairs to tank bottom and
2003 (est.)                         roof at the Come-By-Chance refinery.

May, 2002     Sandwell-HMI          Fabrication and installation of carbon steel,  CDN$1,956,080
to                                  stainless steel and chrome moly piping and
December,                           installation of pumps, tanks and associated
2002 (est.)                         process equipment at 15MW co-generation
                                    facility in Corner Brook, Newfoundland
                                    and Labrador

April, 2002   Sandwell-HMI          Fabrication and installation of carbon steel,  CDN$764,836
to                                  stainless steel and chrome moly piping at
December,                           15MW co-generation facility in Corner
2002 (est.)                         Brook, Newfoundland and Labrador.

March, 2002   Newfoundland Power    Fabrication of 1,191 meters of penstock        CDN$1,386,749
to            Inc.                  complete with expansion joints for the Seal
September,                          Cove Hydroelectric Project
2002



     Raw steel shapes, pipes and fittings comprise the majority of M&M's purchasing requirements. M&M purchases such raw materials from a variety of steel supply companies and warehouses in Newfoundland and Labrador and Eastern Canada, and is not dependent on a single or limited supplier.

     M&M generally retains approximately 76 employees, and up to 700 workers in its fabrication and contracting facilities at peak periods. Management of the Company believes labor relations are good and is not aware of any potential labor dispute. M&M is a signatory to all applicable union agreements of the Building Trades Council, and utilizes union labor for mechanical contracting work. Approximately 30 employees of MMO are subject to a three-year contract with the Fishermen Food and Allied Workers Union, which contract will terminate February 28, 2005. M&M has a good employee health and safety record, and the Company is not aware of any environmental, product liability or service liability claims.


OIL  &  GAS  DIVISION

     The Company's Oil & Gas Division commenced operations February of 2001 as part of an initiative to increase corporate cash flow. The Company formed an oil and gas division initially through the acquisition of properties in 2 strategic areas of oil and gas development, the proven historic region of Western Canada and the new frontier of Atlantic Canada. The Company believes that generating activity in both regions will benefit the Company as cash flow from production increases on advanced properties in Western Canada could assist in funding exploration in Atlantic Canada. Total production revenue for the year ended June 30, 2002 was CDN$448,463. During the fiscal year ending June 30, 2002 the Company commenced a drilling and exploration program resulting in expenditures of CDN$2.8 million. From the Company's participation in eleven wells, two wells are producing oil, one well is producing natural gas and liquids, four wells are shut in pending evaluation, tie in and pipeline facilities one well is suspended, and the three remaining have been abandoned as uneconomic. The Company also participated in a 3D seismic exploration program on its Prince Edward Island Property in Atlantic Canada to delineate drilling targets for a proposed winter drilling program. The majority of the division's properties are in the exploration stage. Certain properties in which the division holds an interest sells oil and gas production to integrated oil and gas companies and marketing agencies. Sales prices are generally set at market prices available in Canada and/or the United States.

     The Company's Oil & Gas Division is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company's oil and gas properties is the primary determinant for the volume of sales during the year.

     The division does not have a reliance on raw materials, as it operates in an extractive industry.

     There is an existing and available market for the oil and gas produced from the division's properties. However, the prices which we obtain for our production are subject to market fluctuations which are affected by many factors, including supply and demand. Numerous factors beyond our control which could affect pricing include:


         o        the  level  of  consumer  product  demand;
         o        weather  conditions;
         o        domestic  and  foreign  governmental  regulations;
         o        the  price  and  availability  of  alternative  fuels;
         o        political  conditions;
         o        the  foreign  supply  of  oil  and  natural  gas;
         o        the  price  of  foreign  imports;  and
         o        overall  economic  conditions.

     The division does not have a reliance on any significant patents or licenses.

     The oil and gas business is highly competitive in every phase. Many of the division's competitors have greater financial and technical resources, established multi-national operations, secured land rights and licenses which the division may not have. As a result, the division may be prevented from participating in drilling and acquisition programs.

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

     The division's activities are subject to numerous provincial and federal statutes and regulations concerning the storage, use and discharge of materials into the environment, and many other matters relating to environmental protection. These regulations may adversely affect our operations and cost of doing business. It is likely that these laws will become more stringent in the future (See "Item 3 - Key Information - Risk Factors").


C.     ORGANIZATIONAL  STRUCTURE

     The organizational structure of the Company and its divisions are displayed in the chart (See "Item 4 - Information on the Company"). The Company holds 100% of the equity and voting shares of M&M, a Newfoundland and Labrador corporation. M&M in turn holds 100% of the equity and voting shares of MMO, a Newfoundland and Labrador corporation. MMO in turn holds a 50% interest in Magna, a Newfoundland and Labrador corporation and a 20.83% interest in NSA, a Newfoundland and Labrador corporation. M&M acts as a general partner and owns a 0.01% general partner's interest and a 48.99% limited partner's interest in Liannu, a registered limited liability partnership. In addition M&M owns a 50% interest in NECL, a Newfoundland and Labrador corporation. M&M owns 100% of 10915 Newfoundland Limited, a Newfoundland and Labrador company, and 100% of
11123 Newfoundland Limited, a Newfoundland and Labrador company. Each of 10915 Newfoundland Limited and 11123 Newfoundland Limited owns a portion of the facilities located in Port aux Basques, Newfoundland and Labrador.


     The Oil and Gas Division consists of direct and indirect ownership in various oil and gas properties located in Alberta, Ontario and Prince Edward Island, Canada. As of June 30, 2002, the Company owns 11,348,200 issued common shares, at a stated value of Indian Rupees 10 per share, of KEOPL, an Indian corporation which is developing the Andhra Pradesh Project. The Company has a 67% voting interest in EIPCL, a company in India that is developing a power project in the state of Karnataka, India. On October 12, 1999 the Company entered into a remuneration agreement for transfer of rights and an escrow agreement with the Court (Germany) Appointed Receiver of EuroKapital A.G.'s
("EuroKapital") assets to acquire the 67% interest in EIPCL formerly held by EuroKapital for US$2.0 million. In the event that the Company 'exits' from the project prior to financial closure the EuroKapital interest in the escrow account would be forfeited, if unpaid.

D.     PROPERTY,  PLANT  AND  EQUIPMENT

     The Company's executive and Oil & Gas Division offices are rented and located at 2 Adelaide Street West, Suite 301, Toronto, Ontario, Canada. M&M owns the facilities at 456 Logy Bay Road, St. John's, Newfoundland and Labrador, Canada, consisting of buildings containing 40,000 square feet of fabrication area and 7,500 square feet of office space. The land and improvements owned by M&M are security for a first priority mortgage in favor of RoyNat, Inc., and a second priority lien in favor of CIBC.

     M&M, through its 100% ownership in 10915 Newfoundland Limited and 11123 Newfoundland Limited, owns land located on Caribou Road in Port Aux Basques,
Newfoundland and Labrador. The property consists of two parcels of land. The larger of the two parcels is improved with a 52 foot high and 104 foot high steel frame building, containing 44,000 square feet, designed for and utilized as a fabrication and assembly shop. The second parcel of land is improved with a large building containing a total of 96,000 square feet including an attached two-story office section (with full basement) and a one-story office section. M&M's ownership in the building may be subject to a third party debenture on the leasehold interest that expires on December 22, 2008.

     The Company's Oil & Gas Division's major activities are in the oil and natural gas exploration and production business. The division began acquisitions in February 2001 in the provinces of Alberta and Ontario, and acquired an interest in exploration and development permits in the province of Prince Edward Island. During the fiscal year ending June 30, 2002 the Company commenced a drilling and exploration program resulting in expenditures of CDN$2.8 million and participated in drilling four development wells, six exploratory wells and a re-entry of a cased well bore. From the Company's participation in eleven wells, two wells are producing oil, one well is producing natural gas and liquids, four wells are shut in pending evaluation, tie in and pipeline facilities, one well is suspended, and the three remaining have been abandoned as uneconomic. The Company also participated in a 3D seismic exploration program on the Prince Edward Island Property in Atlantic Canada to delineate drilling targets for a proposed winter drilling program. The majority of the division's properties are in the exploration stage.

     The following information is in accordance with the Securities and Exchange Commission rules for this Annual Report and may contain forward-looking statements. Certain statements contained in this Annual Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company's current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.

     PROVED RESERVES: The following table reflects estimates of the Company's proved reserves as at June 30, 2002 and June 30, 2001 as reported by independent petroleum engineers Sproule Associates Limited stated in CDN dollars. All of the Company's oil and gas reserves are located in Canada. The following represents the Company's net interest in its reserves (after crown, freehold and overriding royalties and interests owned by others) and estimated cash flow figures before income tax are net of all royalties, operating and capital costs and discounted at 10% to the Net Present Value ("NPV"):

                                      2001                         2002
                              --------------------      ----------------------
Gas Reserves (Mmcf)            Mmcf      NPV@10%(1)      Mmcf       NPV@10%(1)
   Proved Developed             490      $1,471,000       550       $1,122,000
   Proved Undeveloped           226         649,000       255          668,000

   Total                        716       2,120,000       805       $1,790,000

Solutions Gas Reserves (Mmcf)  Mmcf                       Mmcf
   Proved Developed              -        $       -         67          n/a(3)
   Proved Undeveloped            -                -          -          n/a(3)

   Total                         -                -         67          n/a(3)

Natural Gas Liquids(Mbbl)          Mbbl                   Mbbl
   Proved Developed                16.4      n/a(2)       11.4          n/a(2)
   Proved Undeveloped               nil      n/a(2)        1.0          n/a(2)

   Total                           16.4      n/a(2)       12.4          n/a(2)


Oil Reserves (Mbbl )               Mbbl                   Mbbl
   Proved Developed                 0.5      $5,000       35.1       $708,000
   Proved Undeveloped               nil         nil        nil            nil

   Total                            0.5      $5,000       35.1       $708,000

Mbbl  Equivalent (4)               Mboe                   Mboe
   Proved Developed                98.6  $1,476,000      149.3     $1,830,000
   Proved Undeveloped              37.7    $649,000       43.5         68,000

   Total                          136.3  $2,125,000      192.8     $2,498,000


(1) Cash flows from the estimated proved reserves were discounted at 10% Net Present Value ("NPV").
(2) Discounted cash flows from natural gas liquids were included with oil and gas discounted cash flows.
(3) Discounted cash flows from solutions gas were included with oil discounted cash flows.
(4) Gas was converted to Mbbl in the standard ratio of six mcf equals one bbl.


     PRODUCTIVE WELLS AND PRODUCTION. During fiscal 2002 the Company had received revenues from 6 gas wells (2001 - 7), 4 oil wells(2001 - 2) and 3 wells producing liquids (2001 - 3). Production amounts during the period ending June 30, 2002 and June 30, 2001 are as follows:

                                                      2001             2002
                                                      ----             ----
     Gross  revenue  from  gas  sales               $349,337       $427,769
     Gross  revenue  from  liquid  sales              14,842         27,590
     Gross  revenue  from  oil  sales                  9,314         61,780
     Net  mcf  gas  production                        51,041        115,688
     Net  bbl  liquids  production                       510            973
     Net  bbl  oil  production                           211          1,714
     Average  production  sales  per  mcf              $6.84          $3.70
     Average  production  sales  per  liquid  bbl     $29.10         $28.36
     Average  production  sales  per  oil  bbl        $44.14         $36.04
     Average  revenue  per  boe                       $40.47         $23.54
     Average  production  cost per boe                $19.01         $16.06
     Average  netback  per  boe                       $21.46        $  7.48

     ABBREVIATIONS:
     mcf:  one  thousand  cubic  feet
     Mmcf:  one  million  cubic  feet
     Mbbl:  one  thousand  barrels
     bbl:  barrel
     boe: barrels of oil equivalent converting 6 mcf of natural gas or one barrel of natural gas liquids to one barrel of oil equivalent.


     ACREAGE. The following table sets forth the developed and undeveloped acreage of the projects in which the Company holds an interest, on both a gross and a net basis as of June 30, 2002 and 2001. The developed acreage is stated on the basis of spacing units designated by provincial authorities on the basis of 160 acre spacing unit for oil production and 640 acre spacing unit for gas production in Alberta and 50 acre spacing unit for deep Ordovician and Cambridge-age targets in Ontario and based on technical aspects of any discovery.

                    LEASEHOLD  ACREAGE

                                                     2001               2002
                                                 --------          ---------
Total  Leasehold  Acreage
     Gross  Acres                                   538,271          546,760
     Net  Acres                                     136,472          136,641

Developed  Acreage
     Gross  Acres                                     3,764            6,499
     Net  Acres                                       1,218            1,745

Undeveloped  Acreage
     Gross  Acres                                   534,507          540,261
     Net  Acres                                     135,254          134,896

     DRILLING ACTIVITY. As of June 30, 2002 (2001 - nil) the Company through the Oil & Gas Division had the following drilling activities (included in gross and net development wells is the re-entry of a cased well bore). A gross well is a well in which an interest is owned. The number of net wells represents the sum of a fractional interest the Company owns in a gross wells.


     Number  of  wells  drilled:            2001                  2002
     ---------------------------          ------                ------
     Development  wells               Gross       Net          Gross       Net
                                      -----       ----         ------     ----
     Producing                          0          0             2      24.19%
     Shut-in                            0          0             1       25.0%
     Suspended**                        0          0             1       30.0%
     Abandoned                          0          0             1       31.5%
     Exploratory  Wells
     Producing                          0          0             1       7.13%
     Abandoned                          0          0             2       12.5%
     Shut-in     *                      0          0             3      11.66%

     *Shut  in  wells  tested  hydrocarbons  and  are  pending evaluation, tie in and  pipeline  facilities.
     **Suspended  well  is  pending  abandonment.

     PRESENT ACTIVITIES, RESULTS OF EXPLORATION AND DRILLING PROGRAM. The Oil & Gas Division has a portfolio of proven, producing and/or prospective oil and gas properties in the Western Sedimentary Basin of Western Canada and in the Maritimes Basin of Atlantic Canada. In October of 2001 the Company commenced a multi-well drilling and exploration program focused on prospective properties located in proven productive areas of Alberta, Canada, conducted with other oil and gas companies to share risk, expertise and diversify opportunities. During the fiscal year ending June 30, 2002 the Company expended CDN$2.8 million and participated in drilling four development wells, six exploratory wells and a re-entry of a cased well bore. Of the eleven wells in which the Company participated, two wells are producing oil, one well is producing natural gas and liquids, four wells are shut in pending evaluation, tie in and pipeline facilities, one well is suspended and three wells proved to contain uneconomic hydrocarbons and have been abandoned. The majority of the division's properties are in the exploration stage. The Company also participated in a 3D seismic exploration program on our Prince Edward Island Property in Atlantic Canada to delineate drilling targets for a proposed winter drilling program.

     FARROW, ALBERTA: The Company has a 31.5% participating interest in 1 sections of land (960 gross acres). The development well 8-26-19-24 W4 was spud on October 10, 2001 and drilled to a depth of 1,725 meters (approximately 5,658 feet), and is currently producing from the Glauconite formation. A second development well 16-26-19-24 W4M was spud on May 19, 2002 and drilled to a depth of 1,762 meters (approximately 5,779 feet) and on May 27, 2002 was plugged and abandoned after logging of the well bore indicated the formation did not contain economic hydrocarbons.

     CHERHILL, ALBERTA: The Company has a 30% participating interest in one (1) section of land (640 gross acres) in the Cherhill area of Alberta. On January 10, 2002 the Company participated in drilling a development well 4-10-57-5 W5M to a depth of 600 meters (approximately 1,970 feet) to test the Belly River formation for gas. Subsequent testing indicated the Belly River formation did not contain economic reserves and the well has been suspended. The Company and its partners have assessed the potential of three separate sands in the Belly River zones on the North half of the section. The Company and its partners intend to commence drilling this opportunity during the winter.

     EDSON, ALBERTA: The Company has a 10% participating interest in three (3) sections (1,920 gross acres) in the Edson area of Alberta. The Edson exploratory well 10-13-52-16W5M was spud on December 10, 2001, drilled to a depth of 3,149 meters (approximately 10,328 feet) to the Winterburn formation, and cased as a Winterburn Gas well shut in pending pipeline and water disposal facilities.

     LADYFERN MEARON PROPERTY, ALBERTA-BRITISH COLUMBIA BORDER: The Company participated in this property by paying 25% of the drilling, completion and flowline costs in an exploratory test well 13-36-93-13 W4M to earn a 17.5% interest until payout and a 12.5% interest after payout in one (1) section (640 gross acres) and earned a 12.5% interest in an adjacent section (640 gross acres). The exploratory well was spud on January 10, 2002 and drilled to a depth of 2,776 meters (approximately 9,105 feet) to the Slave Point formation. Logging of the well bore indicated that the Slave Point formation did not contain economic hydrocarbons and was plugged and abandoned. The well bore was completed in the Bluesky and on March 7, 2002 the well was plugged and abandoned. On July 11, 2002 the lease covering these 2 sections expired.

     STRATHMORE, ALBERTA: On August 8, 2001 the Company acquired a 33.33% participating interest in section of land (320 gross acres) in a crown land sale. The Company and its partners are assessing this prospect for the development of a potential Glauconite Oil Channel.

     SIBBALD PROPERTY, ALBERTA: The Sibbald property is located in Townships 28 and 29, Range 02 W4M, approximately 160 miles east of Calgary, Alberta. The Company holds an average 50% working interest in approximately 4,480 gross acres of land. Two wells are currently producing gas from the Bakken Formation of the Mississippian Period. The Company's technical advisors have proposed an exploration program to drill for Viking and Colony gas and workovers and testing of existing well bores for Belly River gas and Glauconite oil.

     CAROLINE PROPERTY, ALBERTA: The Company participated by paying a 22.5% of the drilling costs to earn a 16.875% interest in 1 section of land (640 gross acres) in Alberta. The development well 4-29-33-4 W5M was drilled to a depth of 2,725 meters (approximately 8,940 feet) to the Shunda formation and was completed as a Glauconite gas well and a Rundle oil well. The well is currently producing natural gas and liquids.

     OLDS-INNISFAIL PROSPECT, ALBERTA: The Olds-Innisfail prospect encompasses 5 sections of land (3,680 gross acres). The initial exploration on this property consisted of 3 prospective drilling locations. The first exploratory well
5-6-34-28 W4M was spud on October 19, 2001 and drilled to a depth of 2,148 meters (approximately 7,047 feet) to the Basal Quarts formation. The well was completed as a Basal Quartz gas well and is currently shut in pending evaluation. A second exploratory well 14-10-34-1 W4M was spud on November 2, 2002 and drilled to a depth of 1,946 meters (approximately 6,385 feet) to the Viking formation. The well was completed as a Viking gas well and is currently shut in pending pipeline capacity. A third exploratory well 16-20-33-18 W4M was spud on November 13, 2002 and drilled to a depth of 1,880 meters (approximately 6,168 feet) to the Viking formation, and was subsequently plugged and abandoned. The Company participated in this prospect by paying a 25% interest before payout to earn a 12.5% interest after payout in each of the test wells and the earned lands.

     BRAZEAU RIVER PROSPECT, ALBERTA: This prospect is comprised of 2 sections of land (1,280 gross acres). The Company participated in the re-entry of a cased well bore 2-28-47-12 W5M by paying a 50% interest before payout, to earn a 25% interest after payout in the well bore and lands. The development well was re-entered and tested in the Rock Creek and Elkton formation and completed as a Rock Creek oil well. The well is currently shut in pending economic evaluation of pipeline tie in.

     BIGSTONE & KAYBOB PROPERTIES, ALBERTA: The Bigstone property is located in Township 61 Range 22 W5M in Alberta. The Company holds an average 20% interest in approximately (640 gross acres) of land. One well at Bigstone is currently producing natural gas and natural gas liquids. The Company has a 10% to 20% working interest in approximately (1920 gross acres) of land located in Township 61, Range 19 and 21 W5M. There are currently two wells producing natural gas and liquids.

     ESSEX COUNTY, ONTARIO: During the year the Company participated by paying 8.839% to earn 7.13% in a horizontal exploratory test well. The test well was drilled to a vertical depth of 792 meters (approximately 2,598 feet) with a true vertical depth of 1,973 meters (6,473 feet) to the Sherman Falls formation. This well was completed as a Sherman Falls oil well and is currently producing oil.

     GOSFIELD AND ALDBOROUGH PROPERTIES, ONTARIO: The Company holds an 11.25% to 21.7% working interest in approximately (339 gross developed acres) of land located in the Gosfield and Aldborough Townships in Ontario. Three wells are currently in production. Two wells are producing oil and one is producing natural gas.

     PRINCE EDWARD ISLAND PROPERTY: In 2001 the Company acquired a 25% interest in a property consisting of over 500,000 acres under permit for all hydrocarbons including conventional and coalbed methane gas. The property is located within central Prince Edward Island, Canada ("PEI") which is within the Southwestern part of the Maritimes Basin and is underlain by Carboniferous and Permian sedimentary strata of the Gulf of St Lawrence and Sydney Sub-Basin. These rocks mainly consist of fine to coarse grain terrigenous clastic sediments including carbonates, evaporates, coal beds and red-beds. Coal has been mined from these coal measures within New Brunswick and Nova Scotia and they are similar in age and lithology to the coals of Black Warrior, Appalachian and Illonois Basins of the eastern United States. The Company also participated in a 3D seismic exploration program on our PEI Property in Atlantic Canada to delineate drilling targets for a proposed winter drilling program.

     The Maritimes Basin is known to contain substantial coal reserves at depths that are considered to be good for the retention of coalbed methane gas. Recent work by the Geological Survey of Canada suggests that these coal measures are coincident with mappable seismic horizons that occur over a 66,000 square kilometer area of the Maritimes Basin. In addition, Grant and Moir, 1992, suggest that seam thickness, coal density and methane content indicate a large methane resource within this area. They have also shown that the coal measures exist beneath PEI and could contain coalbed methane resources that are estimated at 7.6 TCF.

     According to a report prepared by Mercator Geological Services Limited, of Dartmouth, Nova Scotia, detailed stratigraphic correlation of drill well data has confirmed the presence of 20 coal seams of 2-3 meters in thickness, and total accumulations of up to 40 meters underlie the property. Onshore and offshore seismic data have also identified numerous coal-bearing horizons. This data suggests that fracturing and cleating development has occurred within the basin resulting in increased coal porosity. Experiments have shown that the strata experienced temperatures equivalent to the oil and gas formational window, and vitrinite reflectance data from coal samples has shown that the coal rank is sufficient to produce high gas values. Theoretical gas calculations for the coal underlying PEI have resulted in an estimated resource of 7.6 TCF.

     The potential for conventional gas resources has also been documented within the Maritimes Basin. Studies have shown that the coal rank is sufficient to produce high gas values. Source rock studies indicate that the early Carboniferous rocks are oil-prone and the upper Carboniferous rocks are gas prone. In addition excess coal gas expelled during coalification may have charged nearby reservoirs.

     Management of the Company believes the conventional hydrocarbon potential of the Maritimes Basin is exemplified by the Stoney Creek oil and gas field and the East Point E-49 gas discovery, and the recent discoveries onshore in New Brunswick. The Stoney Creek field reportedly produced over its lifetime 800,000 barrels of oil and 28 MMcf of natural gas. The East Point E-49 well, located just off-shore at the north east point of PEI reportedly produced 5.3 MMcf/day from a 12 meter sandstone interval during drill stem tests with an estimated
77.3 Bcf of gas in place. The onshore New Brunswick discoveries have indicated a potential of 300 Bcf of natural gas. Management believes that these examples demonstrate that the Carboniferous rocks of eastern Canada are capable of generating and retaining hydrocarbons.

     In addition, management believes that the PEI property offers potential for both coalbed methane and conventional gas resources. An exploration program focusing on geophysics and study of available drill well logs has been ongoing with detailed assessment of existing seismic sections and maps being scanned and converted to digital format. Approximately 450 kilometers (280 miles) of seismic lines have been processed to date as well a 3D seismic study for the winter drilling program. Consulting geologists and geophysicist have recommended the acquisition and or production of further seismic data, among other sciences, to help in formulating drill targets for an anticipated winter drilling program.


ITEM  5.     OPERATING  AND  FINANCIAL  REVIEW  AND  PROSPECTS

     The following discussion should be read in conjunction with the "Selected Historical Financial Data of EPS" appearing above and the Company's Audited Consolidated Financial Statements for the Fiscal Years Ended June 30, 2002 and, 2001 and 2000, the notes thereto and other financial information included elsewhere in this Annual Report. Unless otherwise indicated, the following discussion is based on Canadian dollars and presented in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). For reference to differences between Canadian and US GAAP see note 17 of the consolidated financial statements. Certain information contained below and elsewhere in this Annual Report, including with respect to our plans and strategy for our business, are forward-looking statements. See "Risk Factors" for a discussion of important factors which could cause actual results to differ materially from the forward-looking statements contained herein.


OVERVIEW

     The Company is a corporation amalgamated under the laws of the Province of Ontario and Provincially registered in the Provinces of Alberta and Newfoundland and Labrador and is an energy source and service company that operates an Industrial & Offshore Division, and an Oil & Gas Division. The audited consolidated financial results for the fiscal periods ending June 30, 2002, 2001 and 2000 include the accounts of the Company and its wholly owned subsidiary M&M, a Newfoundland and Labrador company, and M&M's wholly-owned subsidiary MMO, a Newfoundland and Labrador company (reference to M&M may include MMO). MMO in turn holds a 50% interest in Magna, a Newfoundland and Labrador corporation and a 20.83% interest in NSA, a Newfoundland and Labrador corporation. M&M also holds a 49% interest in Liannu, a Newfoundland and Labrador registered limited liability partnership and a 50% interest in NECL, a Newfoundland and Labrador corporation. M&M owns 100% of 10915 Newfoundland Limited and 11123 Newfoundland Limited which each own facilities located in Port aux Basques, Newfoundland and Labrador. M&M and MMO together operate from their 47,500 square foot fabrication facility and 15 acre property. M&M is an industrial, mechanical contractor. MMO
(i) produces steel components for structures and heavy industry; (ii) manufactures pressurized vessels and tanks; and (iii) provides in-plant fabrication, welding and assembly services for the offshore oil sector and heavy industry.

     During fiscal 2001 the Company commenced its oil and gas operations. The activities of the Company's Oil & Gas Division include exploration, development and production of oil and natural gas. The Company's oil and gas properties are located in the Canadian Provinces of Alberta, Ontario and Prince Edward Island.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES AND NEWLY ADOPTED ACCOUNTING POLICIES

      The Company's significant accounting policies, estimates and changes to accounting policies are described in the notes to the audited consolidated financial statements. It is increasingly important to understand that the application of generally accepted accounting principles involves certain assumptions, judgments and estimates that affect reported amounts of assets, liabilities, revenues and expenses. The application of principles can cause varying results from company to company.

     The most significant accounting policies that impact the Company and its subsidiaries relate to revenue recognition policies, oil and gas accounting and reserve estimates, accounting for joint ventures, capital assets, discontinued operations, future income tax assets and liabilities, and stock based compensation.

     The most significant accounting estimates that impact the Company and its subsidiaries relate to impairment of capital assets, contingent liabilities and assets, and the valuation of the Company's investment in KEOPL.

     The only new accounting policy that was adopted by the Company during the fiscal year was that the Company adopted the new accounting policies for Goodwill and Other Intangibles in accordance with new recommendations in the CICA Handbook.


CRITICAL  ACCOUNTING  POLICIES:

     Revenue recognition: Revenue for M&M & MMO is generated principally from contracts or purchase orders awarded through a competitive bidding process. Revenue from construction and fabrication contracts is recognized on the percentage of completion basis, pursuant to which contract revenues are recognized by assessing the value of the work performed in relation to the total estimated cost of the contract based upon the contract value. Revenue from M&M & MMO's venture partners (whether in corporate or partnership form) are recognized based on their proportionate equity holdings in those entities.

     Oil and gas revenue is recognized on actual production volumes and delivery of the product to the market, based on the applicable operator's reports.

     Oil and gas accounting and reserve estimates: The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

     Costs capitalized, together with the costs of production equipment, are depleted on the unit-of-production method based on the estimated gross proved reserves. Petroleum products and reserves are converted to equivalent units of oil by converting natural gas at 6,000 cubic feet of gas to 1 barrel of oil.

     Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

     Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion.

     In applying the full cost method, under Canadian GAAP, the Company performs a ceiling test which restricts the capitalized costs less accumulated depletion and amortization from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves (as determined by independent engineers), based on sales prices achievable under existing contracts and posted average reference prices in effect at the end of the Company's fiscal year and current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes from such estimated future revenue.

     In applying the full cost method under US GAAP, the Company performs a ceiling test based on the same calculations used for Canadian GAAP except the Company is required to discount future net revenue at 10% and there is no deduction from the US GAAP ceiling test for estimated future general and administrative expenses and interest.

     Joint Ventures: The Company's Industrial & Offshore Division carries out part of its business in through three corporations and one limited partnership. The Company's audited consolidated financial statements include the Company's proportionate share of each of these entity's assets, liabilities, revenues and expenses. MMO holds a 50% equity interest in Magna and a 20.83% equity interest in NSA. M&M holds a 49% combined partnership interest in Liannu and a 50% equity interest in NECL. To date Liannu and NECL have been inactive (See Note 6 to the Company's Consolidated Financial Statements attached hereto).

     Under US GAAP, the Company would instead use the equity method of accounting for joint ventures rather than the proportionate consolidation method of accounting. Under the US GAAP method the Company would present its net investment in the joint venture on the consolidated balance sheet and present its net share of equity income on the consolidated statement of loss and deficit.

     Capital Assets: Capital assets consist primarily of fabrication buildings, office equipment, and manufacturing equipment. These assets are recorded at cost less accumulated amortization and, if applicable, write down for impairment.


     Capital assets are amortized on the declining balance basis over their estimated useful lives at the following rates:

     Buildings                                 3%
     Manufacturing  equipment                 20%
     Tools  and  equipment                    20%
     Office  equipment                        20%
     Vehicles                                 30%
     Paving                                    7%
     Equipment  under  capital  leases        20%

     Discontinued Operations: During fiscal 2001 the Company adopted a plan to discontinue the operations of its Power Division. This division has been treated as discontinued operations for accounting purposes (see Note 20). As such the operations of the Company's Power Division have been excluded from the audited consolidated statement of loss and deficit from continuing operations in prior periods. The Company intends to monetize its investment in the Andhra Pradesh Project, India.

     During fiscal 2000 the Company disposed of its interests in Merlin and divested ASIH. These operations have been treated as discontinued operations for accounting purposes (see Note 20 to the Company's Audited Consolidated
Financial Statements attached hereto). As such, the operations of Merlin and ASIH have been excluded from the audited consolidated statement of loss and deficit from continuing operations in current and prior periods.

     In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at the date the liability is incurred and is measured and recorded at fair value. This is effective for exits or disposal activities initiated after December 31, 2002. Management is of the opinion that the adoption of SFAS No. 146 will not impact its financial position and results of operation.

     Future Income Tax Assets and Liabilities: The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying amounts and their respective income tax bases (temporary differences). Management regularly reviews its tax assets for recoverability and establishes a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. As at June 30, 2002 the Company has $10.2 million of non-capital losses. The Company carries an income tax asset of $0.6 million related to those non-capital losses. In 2002 the Company took a valuation allowance charge of $0.5 million which reduced the future tax asset by $0.5 million.

Stock based compensation: The Company has established a stock option plan (the "Plan") for directors, officers, key employees and consultants. No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

     Under US GAAP (FAS 123), stock options granted to consultants are recognized as an expense based on their fair value at the date of grant. Under Canadian GAAP the options are disclosed and no compensation expense is recorded. The calculation for the compensation for consultants of $8,621 (2001 - $112,040) is based on the Black-Scholes option pricing model with the assumption of that
(i)no dividends are to be paid on common shares, a (ii)weighted average volatility factor for the Company's share price of 0.31 for 20,000 options issued during fiscal 2002, (iii) a volatility factor for the Company's share price of 0.64 for 70,000 options and 0.43 for 20,000 options issued during fiscal 2001,and (iv) a weighted average risk free interest rate of 5% over a four year period, for a fair value of options of $2.70 ( 2001 -$ 3.10 and $1.50 respectively).

     Under US GAAP the Company also follows APB 25 for options granted to employees. For employees, compensation expense is recognized under the intrinsic value method. Under this method, compensation cost is the excess, if any, of the quoted market price at grant date over the exercise price. Such expense is reflected over the service period; if for prior services, expensed at date of grant; if for future services, expensed over vesting period. The exercise price of the stock options outstanding to employees is equal or exceeds the market value of the shares at the date granted, therefore, no compensation expense is recognized at grant date for US GAAP purposes.

     In  March  2000,  the  Financial  Accounting  Standards  Board  Issued FASB
Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation", an interpretation of APB Opinion No. 25. The Company adopted the interpretation for US GAAP purposes on July 1, 2000. Among other things, the Interpretation requires that stock options that have been modified to reduce the exercise price be accounted for as variable. As of July 1, 2000, under the provisions of Interpretation No. 44, any options that are considered repriced are accounted for as variable options from that date forward. Therefore, the option value will be remeasured on a quarterly basis using the greater of the exercise price or the July 1, 2000 fair market value as the basis for determining increases in the intrinsic value of the options. During 2001, the Company repriced 57,500 options with an intrinsic value of $92,000 which has been included in the compensation expense adjustment. During 2002, these repriced options were exercised and an additional intrinsic value of $102,550 was recorded to the compensation expense adjustment on their respective measurement dates.


CRITICAL  ACCOUNTING  ESTIMATES

     Impairment of Capital Assets: The Company has written down $0.3 million of the carrying value of its Port aux Basques property to its estimated net realizable amount of $0.1 million in 2002 ($1.5 million was charged 2001). The net realizable amount was based on a recent third party offer for the property.

     Contingent liabilities and assets: On August 28, 2002 the Company was served a Writ of Summons from Oakwell Engineering Limited ("Oakwell") of Singapore, a former joint venturer in a power project in Andhra Pradesh, India. On November 8, 2002 the Company counter claimed against Oakwell for damages, costs and interest (See Note 21 of the Audited Consolidated Financial Statements attached hereto and "Item 8 - Financial Information - Litigation" below). No provision has been made in the audited consolidated financial statements for this claim. The Company estimates the range of liability related to pending litigation where the amount and range of loss can be estimated. Where there is a range of loss, the Company records the minimum estimated liability related to those claims. As additional information becomes available, we assess the potential liability related to our pending litigation and revise our estimates accordingly. Revisions of our estimates of the potential liability could materially impact our results of future operations. If the final outcome of such litigation and contingencies differs adversely from that currently expected, it would result in a charge to earnings when determined.

     There are deficiencies in the State Government performance, including among other requirements, the provision of payment guarantees for the Karnataka project. The Company is pursuing legal recourses against the Government of Karnataka and the Karnataka Power Transmission Corporation Limited. At the current time no assessment can be made of the actual recoverable amount. Accordingly no amount has been recorded in these audited consolidated financial statements (See "Litigation in Item 8 - Financial Information").

     Valuation of the Company's Investment in KEOPL: The Company owns 11,348,200 common shares of Rs. 10 each, of KEOPL (the "KEOPL Shares"), a company incorporated in India, which is developing a Power project in Andhra Pradesh, India. Pursuant to the Revised VBC Agreement dated August 10, 2000 between the Company, VBC Group ("VBC"), KEOPL's parent company, and KEOPL, VBC is obligated to purchase the Company's investment in KEOPL for INR 113,482,000 (approximately CDN$3.5 million) on or before June 30, 2002 if the Company offers its KEOPL Shares to VBC prior to June 30, 2002.

     On May 3, 2002, the Company, pursuant to the Revised VBC Agreement, offered and tendered the KEOPL Shares to VBC for purchase on or before June 30, 2002. On July 1, 2002, VBC raised a dispute with the Company regarding the purchase and sale allegedly after VBC received a communication from Oakwell alleging a potential claim by Oakwell against the Company that could involve the KEOPL Shares. (See "Litigation in Item 8 - Financial Information").

     The investment in KEOPL is recorded at expected net recoverable amount of $3.5 million. Management of the Company assessed the amount recoverable based on the par value of the shares, and an assessment of VBC's ability to pay and of the likelihood and timing of payment. At December 6, 2002 the value of the aforementioned shares was $3.7 million based on current exchange rates. The actual recoverable amount is dependant upon future events and litigation, and could differ materially from the expected net recoverable amount.

     Newly  Adopted  Accounting  Policies

     Goodwill: The Company has adopted new accounting policies for Goodwill as required under the recommendations of the new CICA Handbook Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangibles. The newly adopted accounting policy is also consistent with FASB No. 141, "Business Combinations" (SFAS 141), and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). Goodwill represents the excess purchase price paid for business combinations over the value assigned to identifiable net assets acquired. Goodwill is tested for impairment at least annually and an impairment loss is recognized when the carrying amount of the goodwill of a reporting unit exceeds the fair value of the goodwill. The fair value of the reporting unit is obtained using the present value of expected cash flows. As a result of applying the new standards, management has determined that the value of goodwill was impaired, and accordingly a transitional impairment loss of $2,1 million has been charged to opening deficit. Goodwill had previously been amortized over 10 years.

     The adjusted net loss, basic loss per share from continuing operations and basic loss per share for comparative fiscal years ending June 30, 2001 and 2000 if no amortization were recorded in those years, are as follows:

                                                2002               2001                     2000
                                            ----------          ----------             ----------
Reported net loss                          $(1,131,370)        $(3,634,916)           $(2,687,899)

Add back: Goodwill amortization                   -                261,258                261,258

Adjusted net loss                           $(1,131,370)        $(3,373,658)           $(2,426,641)


Basic loss per share:
Reported net loss for the year              $     (0.17)        $     (0.85)           $     (0.86)
Goodwill amortization                                 -                0.06                   0.08
                                             ----------          ----------             ----------
Adjusted net loss for the year              $     (0.17)        $     (0.79)           $     (0.78)
                                             ==========          ==========             ===========


     The US GAAP method for the newly adopted accounting policies for Goodwill is governed by statements by the FASB in June, 2001, when it issued FASB Statement No. 141, "Business Combinations" (SFAS 141), and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling of interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassifies the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141. Management believes the adoption of this statement will have no material impact on the financial statements.

     SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires that the Company complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142. During 2002, the Company adopted SFAS 142 early, and management determined that the value of goodwill was impaired, resulting in a transitional impairment loss of $2,056,832. This amount has been reported as a cumulative effect of a change in accounting principle in the fiscal 2002 reconciliation to US GAAP under "Item 3 - Key Information - Selected Financial Data" above. Goodwill had previously been amortized over 10 years.


RECENTLY  ISSUED  UNITED  STATES  ACCOUNTING  STANDARDS

     In August 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for the fiscal year ending June 30, 2003. Management believes the adoption of this statement will have no material impact on the financial statements.

     In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuous operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, is to be applied prospectively. Currently, the Company is assessing, but has not yet determined how the adoption of SFAS 144 will impact its financial position and results of operation.

     In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 rescinds FASB No. 4 "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that statement, FASB No. 64 "Extinguishments of Debt made to Satisfy Sinking-Fund Requirements". This statement also rescinds FASB No. 44, "Accounting for Intangible Assets of Motor Carriers". This statement amends FASB No. 13, "Accounting for Leases", to eliminate an inconsistency between required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions for debt extinguishments are applicable for fiscal years beginning after May 15, 2002 and the provisions regarding lease accounting are for transactions occurring after May 15, 2002. Management believes the adoption of this statement will not have a material effect on the financial position and results of operations.

     In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at the date the liability is incurred and is measured and recorded at fair value. This is effective for exits or disposal activities initiated after December 31, 2002. Management is of the opinion that the adoption of SFAS No. 146 will not impact its financial position and results of operation.


A.     RESULTS  OF  OPERATIONS

     The following discussion of the results of operations of the Company is a comparison of the Company's two fiscal periods ended June 30, 2002 and 2001.

     Revenue: The Company's consolidated revenues of $22.0 million for the year ending June 30, 2002 increased by 15% from $19.1 million reported during the same period the previous year. Revenue growth was driven by both a 15% increase in revenues to $21.6 million from $18.8 million during 2001 derived from the Company's Industrial & Offshore Division as well as a 33% increase in revenues to $0.4 million from $0.3 million during 2001 from the Company's Oil & Gas Division, which commenced February 1, 2001.

     Gross Profit: Consolidated gross profit for the fiscal period ending June 30, 2002 increased 20% to $3.0 million from $2.5 million in 2001. The increase was primarily due to increased gross profits from the Company's Industrial & Offshore Division. This increase in gross profit was primarily driven by increased revenue during the year as the Company's consolidated gross margin as a percent of sales has remained reasonably consistent at 13.5% versus 13.2% for the previous year. During the year gross profits from the Industrial & Offshore Division increased 33% to $3.2 million from $2.4 million during 2001. This increase was due to increased revenues during 2002. Gross margins for the Company's Oil & Gas Division decreased to ($0.2) million from $0.2 million during 2001. This decrease was primarily due to increased depletion of the Company's reserves.

     Administrative expenses: Administrative expenses of $4.2 million for the twelve month period ending June 30, 2002 was 62% higher than administrative expenses of $2.6 million the previous year. For the fiscal year 2002 the Company incurred a foreign exchange loss of $0.2 million and in the fiscal year 2001 the Company had a foreign exchange gain of $0.2 million. For the fiscal year 2002 professional fees increased to $0.3 million. In addition during the 2002 fiscal year the Company wrote down its marketable securities by $0.1 million. The Company also had increases in its general and administrative expenditures.

     Other income: Included in other income is a litigation settlement of $0.7 million related to a claim against a company with respect to an asset purchase agreement. Also included is an overprovision for costs related to the Port aux Basques property settled for $0.2 million less than accrued. The balance of other income relates mainly to credits received for workers compensation adjustments of prior years.

     Loss from Continuing Operations before Income Taxes: Losses from Continuing Operations before Income Taxes decreased 77% by $1.7 million to $0.5 million during fiscal 2002 from $2.2 million the previous year. The majority of the decrease in losses was due to a non-cash write down of inactive capital assets of $1.5 million during the previous fiscal period. In the current period the Company wrote down an additional $0.3 million.

     Current and Future Income Taxes: During the fiscal period ending June 30, 2002 a net future income tax charge of $0.6 million was incurred compared to a net future income tax credit realization of $1.2 million during fiscal 2001. The tax credit during fiscal 2001 was primarily due to a valuation allowance credit of $1.1 million for expected future income from the Company's oil and gas properties. During fiscal 2002 the statutory tax rate for the Company was 39% and fiscal 2001 43%.

     Net losses from Continuing Operations: Consolidated loss from continuing operations for the twelve month period ending June 30, 2002 was $1.1 million, 10% more than the $1.0 million loss from continuing operations reported for the previous twelve month period.

     Net losses from Continuing Operations Per Share: As a result of the foregoing, net losses from continuing operations per share for the twelve month period ending June 30, 2002 decreased 22% to $0.17 per share from $0.23 per share for fiscal 2001.

     Discontinued Operations: Losses incurred from discontinued operations result from the Company's discontinued Power Division in fiscal 2001. During the current year the Company did not incur any losses from discontinued operations. Losses from discontinued operations were $2.7 million for the twelve month period ending June 30, 2001.

     Net losses and Net losses per share: As a result of the foregoing, net loss decreased 69% to $1.1 million as compared to a net loss incurred of $3.6 million during the previous fiscal period. Net loss per share decreased 80% to $0.17 per share for the fiscal period ending June 30, 2002 from $0.85 per share for the previous twelve month period.

     Goodwill: During the year the Company adopted new accounting policies for Goodwill as required under the recommendations of the new CICA Handbook Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangibles (see Critical Accounting Policies above). The new accounting policy has not been adapted retroactively. The adjusted net loss and basic loss per share for the comparative fiscal year ending June 30, 2001 if no amortization was recorded in those years is a loss of $3.4 million versus the recorded amount of $3.6 million in 2001 and a net loss per share of $(0.79) versus a loss per share of $(0.85) reported in the financial statements.

     The following discussion of the results of operations of the Company is a comparison of the Company's two fiscal periods ended June 30, 2001 and 2000.

     Revenue: The Company's consolidated revenues of $19.1 million for the year ending June 30, 2001 increased by 1% from $18.9 million reported during the same period the previous year. New sources of revenue from the Company's Oil & Gas Division, which commenced February 1, 2001, contributed to this revenue growth.

     Gross Profit: Consolidated gross margins for the fiscal period ending June 30, 2001 decreased 34% to $2.5 million from $3.8 million in 2000. The difference was primarily due to decreased profit margins from the Company's Industrial & Offshore Division. During fiscal 2001 gross profit margins from the Industrial & Offshore Division were 13% compared to 20% the previous year. The difference is attributable to both a high volume low margin contract included in revenues in 2001 and a high volume high margin contract included in revenues in 2000. Consolidated gross profit includes a 43% gross profit margin derived from the Company's Oil & Gas Division.

     Administrative expenses: Administrative expenses of $2.6 million for the twelve month period ending June 30, 2001 was substantially lower than administrative expenses of $4.3 million for the previous twelve month period. In 2001 administrative expenses was reduced by previous years overprovision of administrative expenses of approximately $1.0 million.

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

     Current and Future Income Taxes: Effective July 1, 2000, the Company changed its method of accounting for income taxes from the deferral method to the liability method. The liability method requires that accumulated tax balances be adjusted to reflect changes in the tax rates. This standard was applied retroactively; however, as permitted under the new rules, comparative financial information has not been restated, as the difference was insignificant. During the fiscal period ending June 30, 2001 a net future income tax credit of $1.2 million was realized compared to a net future income tax charge of $0.3 million during fiscal 2000. The tax credit during fiscal 2001 was primarily due to a valuation allowance credit of $1.1 million for expected future income from the Company's oil and gas properties. During fiscal 2001 the statutory tax rate for the Company was 43% and fiscal 2000 45%.

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

     Discontinued Operations: Losses incurred from discontinued operations result from the Company's discontinued Power Division and the disposition of ASI Holdings Limited and Merlin Engineering A.S. Losses from discontinued operations increased 108% to $2.7 million for the twelve month period ending June 30, 2001 compared to $1.3 million in the previous fiscal period. The loss was primarily due to the write down of the Karnataka Project and other charges taken against the Company's Independent Power Projects.

     Net losses and Net losses per share: As a result of the foregoing, net loss increased 33% to $3.6 million as compared to a net loss incurred of $2.7 million during the previous fiscal period. Net loss per share decreased 1% to $0.85 per share for the fiscal period ending June 30, 2001 from $0.86 per share for the previous twelve month period.


B.     LIQUIDITY  AND  CAPITAL  RESOURCES

     Cash and cash equivalents at June 30, 2002 were $5.6 million, compared to $1.2 million at the end of the previous year. During the 2002 fiscal year the Company issued common shares for cash of $9.4 million (See Note 10 of the audited consolidated financial statements attached hereto). The primary use of funds was applied to the exploration and development of oil and gas properties. During the year the Company expended $2.8 million on the exploration and development of new oil and gas reserves. In addition the Company repaid $0.4 million of shareholder loans for cash and utilized $0.6 million from its line of credit. Cash of $2.0 million was used to fund the Company's operating activities.

     Cash resources at June 30, 2001 were $1.2 million, compared to $1.7 million at the end of the previous year. During fiscal 2001 the Company recovered approximately $3.4 million from its investment in KEOPL (the Andhra Pradesh Project) and issued common and preference shares for a gross proceeds of $1.6 million. The available cash was used to acquire $1.7 million of oil and gas properties and to repay $1.9 million in prior advances from shareholders. The remainder of cash resources of approximately $1.3 million was applied to fund operating activities.

     The Company's primary sources of liquidity and capital resources historically have been cash flows from the operations of the Industrial & Offshore Division, issuance of share capital and advances from shareholders. During fiscal 2001 and 2000 the Company recovered part of its investment in KEOPL. During fiscal 2003, it is expected that primary sources of liquidity and capital resources will be derived from the operations of the Industrial & Offshore Division, revenues from the Oil & Gas Division and further recovery of the Company's investment in KEOPL.

     The Company's Industrial & Offshore Division maintains their own bank line of credit facility. The Company's M&M and MMO subsidiaries credit facility, through Canadian Imperial Bank of Commerce ("CIBC") was initially entered into December 1994 and was amended on March 9, 2000. The CIBC credit facility currently allows M&M to borrow up to the lesser of (i) $1.75 million, or (ii) 75% of receivables from government or large institutions/corporations and 60% of other receivables to finance working capital requirements on a revolving basis. The CIBC credit facility is payable upon demand. As of June 30, 2002, the principal balance outstanding under the credit facility was $1.5 million, compared to $0.8 million as at June 30, 2001. As security for repayment of the credit facility, M&M granted to CIBC a first priority lien on pledged receivables, inventory and specific equipment; a second priority lien on land, buildings and immovable equipment; and an assignment of insurance. MMO also guarantees the CIBC credit facility. The credit agreement requires M&M to satisfy certain financial tests, limits the amount of indebtedness M&M may incur and restricts the payment of dividends.

     M&M is indebted to RoyNat, Inc. ("RoyNat") in the amount of $0.5 million as of June 30, 2002 (compared to $0.6 million in 2001). This indebtedness arose in connection with a mortgage loan, which was renewed August 2000.

     The original credit was offered on May 18, 1990 by RoyNat to M&M in connection with the purchase of its fabrication facility in St. John's, Newfoundland and Labrador. The mortgage bears interest at RoyNat's cost of funds plus 3.25%, and is payable in monthly principal payments of $7,000, plus interest. As security, M&M granted a first priority lien on land and building, and a secondary lien on all other assets of M&M, subject to a first priority lien in favor of CIBC. MMO has also guaranteed this mortgage.


     OUTLOOK AND PROSPECTIVE CAPITAL REQUIREMENTS: The Industrial & Offshore Division is currently completing a backlog of contracts and are bidding on new contracts for the third and fourth quarters. Further development of Atlantic Canada's offshore infrastructure could feed further growth for the Industrial & Offshore Division. In addition the Oil & Gas Division is adding positive cash flow to fund corporate operations and future development and growth strategies.

     At present the Company intends to expand its oil and gas interests. As part of the Company's oil and gas exploration and development program the Company expects to expend significant capital resources to expand its existing portfolio of proved and probable oil and gas reserves. These expenditures can be funded through existing cash held by the Company. Any excess expenditure may be funded by additional share capital issued by the Company, debt or by other means.

     Subsequent to year-end, Magna Services Limited required an increase in its credit facility to the amount of $2,450,000. The facility is repayable on demand on or before December 31, 2002 and bears interest at the Bank of Nova Scotia's prime lending rate plus 2.00% per annum. As security for this facility, M&M was required to confirm that they would subordinate repayment of $300,000 owed to M&M by Magna until December 31, 2002. In addition, M&M executed a guarantee in favour of the Bank of Nova Scotia of up to $500,000 until December 31, 2002 and a permanent guarantee in favour of th bank of up to $75,000 of Magna's obligations(See Note 7 of the Audited Consolidated Financial Statements attached hereto).

     With respect to anticipated capital expenditures over the next twelve months, M&M is expected to expend approximately $0.5 million for new and used manufacturing and office-related equipment. Such equipment, which could be utilized to generate additional construction revenues, could be financed through capital leases with equipment manufacturers or credit arrangements with M&M's existing lenders, cash from its parent company or other means.

     The Company's future profitability over the longer term will depend upon its ability to successfully implement its business plan. M&M has, in the past, focused on manufacturing and fabricating process piping, production equipment, steel tanks and other metal products requiring specialized welding and fabrication abilities. Management believes that several opportunities are developing in the Atlantic provinces of Canada which will enable M&M to maintain and increase this business. These include proposed offshore oil and gas projects for the White Rose Oilfield, the Sable Island Offshore Energy Project, the Hebron Oilfield, and the development of the Voisey's Bay nickel mine. It is also anticipated by management that M&M will have recurring opportunities with respect to the upgrade and maintenance of existing area infrastructure including the Hibernia and Terra Nova oil fields, mechanical fabrication and maintenance of production equipment for refineries, pulp and paper mills (including environmental equipment) and private sector power generation projects (primarily for mining and natural resources).


C.     RESEARCH  AND  DEVELOPMENT,  PATENTS  AND  LICENSES  ETC.

Not  applicable.


D.     TREND  INFORMATION

     SEASONALITY: The Company's Industrial & Offshore Division operates in a cyclical and seasonal industry. Fabrication industry activity levels are generally dependent on the level of capital spending in heavy industries such as mining, forestry, oil and gas and petrochemicals. In addition the Company is subject to seasonal levels of activity whereby business activities tends to be lower during the winter months. The level of industry profits, capacity-utilization in the industry and interest rates often affect capital spending in these industries. Success in fabrication will be dependent on the Industrial & Offshore Division's ability to secure and profitably perform fabrication contracts. Fixed price fabrication contracts contain the risk of bid error or significant cost escalation with regard to either labor or material costs, combined with a limited ability to recover such costs from the applicable client.

     The Company's Oil & Gas Division is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company's oil and gas properties is the primary determinant for the volume of sales during the year.




ITEM  6.     DIRECTORS,  SENIOR  MANAGEMENT  AND  EMPLOYEES

     A.     DIRECTORS  AND  SENIOR  MANAGEMENT

     The table on the next page sets forth the names of all directors and executive officers of the Company as of the date of this Annual Report, with each position and office held by them in the Company, and the period of service as a director or as an officer.




                                                                                 Date First Elected as
                                 Position with the                                        Director or
                                 Company and/or its                                  Appointed Officer
Name                   Birthdate Subsidiaries                                           of the Company
-----                  ---------  ----------------------------------------------  --------------------
James C. Cassina       9/26/56  Chairman of the Board of Directors effective July 1,    September 1996
                                2002.  President and Chief Executive Officer of Energy
                                Power Systems Limited  from July 22, 1998 to June 30,
                                2002; Director of Energy Power Systems Limited since
                                1996, President and Director of EPS Karnataka Power
                                Corp. since September 30, 1998; Director of KEOPL;
                                Director of EIPCL since October, 1999.  Director of
                                M&M and MMO beginning June 20, 2002.

Sandra J. Hall         5/12/64  President of Energy Power Systems Limited beginning     December 1997
                                July 1, 2002.  Director of Energy Power Systems
                                Limited; Secretary of Energy Power Systems Limited
                                beginning July 22, 1998; Vice President of Corporate
                                Affairs  from October 29, 1999 to June 30, 2002;
                                Director and Secretary-Treasurer of EPS Karnataka
                                Power Corp. since September 30, 1998. Director of
                                M&M and MMO beginning June 20, 2002.

Scott T. Hargreaves    6/10/67  Chief Financial Officer of Energy Power Systems         February 1999
                                Limited beginning February 15, 1999

John H. Brake           5/4/41  Chairman, Chief Executive Office of M&M and MMO            April 1996
                                MMO; Previously President of M&M and MMO;  and
                                previously Director and President of Energy Power
                                Systems Limited until July 22, 1998.

Tom A. Warren          6/04/41  Controller, Director and Secretary of M&M and MMO;         April 1996
                                Previously Director and Secretary of Energy Power
                                Systems Limited until July 22, 1998.

David R. Myers         1/14/51  President and Director of M&M and MMO effective            April 1996
                                December 1, 2002; previously vice president of M&M
                                and MMO; Previously Director of Energy Power
                                Systems Limited until July 22, 1998.

Ramesh K. Naroola      9/26/45  Director of Energy Power Systems Limited since           October 1999
                                October 1, 1999; Director of EPS Karnataka Power
                                Corp. since October 29, 1999.

Ian S. Davey            1/4/58  Director of Energy Power Systems Limited since          December 1997
                                December 1997.

Milton Klyman    .      9/1/25  Director of Energy Power Systems Limited from           December 1997
                                December 1997 to September 2000, and again from
                                April 2001 to the date of this Annual Report.

Geoff C. Wells         4/25/67  Vice-President of M&M effective December 1, 2002.     December 1,2002

Terry R. King          9/19/69  Vice-President of MMO effective December 1, 2002.     December 1,2002

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


     MR. JAMES C. CASSINA was appointed Chairman of the Company on July 1, 2002 and served as the President and Chief Executive Officer of the Company from July 1998 to June 30, 2002 and has been a Director of the Company since September 1996. On June 20, 2002, Mr. Cassina was appointed a Director of M&M and MMO. Mr. Cassina is also the President and Director of EPS Karnataka Power Corp. since September 1999. Prior thereto, Mr. Cassina was a self-employed business consultant. During the past five years, Mr. Cassina has also served as President and principal of Core Financial Enterprises Inc., a private investment company. Mr. Cassina is a director of EIPCL since October 1999 and a director of KEOPL.
Mr. Cassina is an officer, director and principal of 1118836 Ontario Inc. Mr. Cassina is an officer, director and principal shareholder in Bonanza Blue Corp.


     MS. SANDRA J. HALL was appointed President of the Company on July 1, 2002, and has been a Director of the Company since December 1997 and Secretary of the Company since July 1998. From October 29, 1999 to June 30, 2002, Ms. Hall was the Company's Vice President of Corporate Affairs. On June 20, 2002, Ms. Hall was appointed a Director of M&M and MMO. Ms. Hall is Secretary-Treasurer and Director of EPS Karnataka Power Corp. since September 1999. From September 1996 to April 2000 Ms. Hall served as comptroller of API Electronics Group Inc. From 1982 until September 1996, Ms. Hall was an accountant for Duguay and Ringler Corporate Services. Ms. Hall is an officer and a director of Eugenic Corp. and 1407271 Ontario Ltd.

     MR. SCOTT T. HARGREAVES has been Chief Financial Officer of the Company since February 1999. He has been a Chartered Accountant since 1993 and a Chartered Financial Analyst since 1998. Mr. Hargreaves is a member of the Institute of Chartered Accountants of Ontario and the Institute of Chartered
Financial Analysts. For two years prior to joining the Company, he was a corporate finance partner at Loewen, Ondaatje, McCutcheon Limited, a Toronto based investment banker/broker. From September 1991 to October 1997 he worked as an Assistant Vice President in corporate finance at Price Waterhouse, where he specialized in the utilities sector.

     MR. JOHN H. BRAKE was appointed Chairman and Chief Executive Officer of M&M and MMO effective December 1, 2002, and was previously the President of M&M and MMO from 1973 to November 30, 2002 and has been a director of M&M since 1973 and MMO since its inception. Mr. Brake was also President of the Company from February 1996 through July 1998. Mr. Brake is a member of the Association of Professional Engineers and Geoscientists of Newfoundland and Labrador, the
Professional Engineers of Ontario, the Engineering Institute of Canada and the Construction Labour Relations Association for the Province of Newfoundland and Labrador. Mr. Brake is a founding director of the Newfoundland and Labrador Construction Labour Relations Association, and a past President of the Newfoundland and Labrador and Labrador Construction Association.

     MR. TOM A. WARREN has been a director and the Secretary of M&M and MMO, since April 1996. Mr. Warren was also a Director and Secretary of the Company from May 1996 through July 1998. Mr. Warren has also been Controller of M&M & MMO since 1981.

     MR. DAVID R. MYERS was appointed President of M&M and MMO effective December 1, 2002 and has been a director of M&M and MMO since 1973. Mr. Myers was previously the Vice President of M&M and of MMO from 1974 to November 30, 2002. Mr. Myers was also a Director of the Company from May 1996 through July 1998.

     MR. IAN S. DAVEY has been a Director of the Company since December 1997. Mr. Davey has been President of TV Eye Entertainment Limited since 1993, President of Compleat Communications Limited since 1990 and the President of China One Communications since January 2001. Mr. Davey is a director of First Strike Diamond Inc.

     MR. RAMESH K. NAROOLA has been a director of the Company since October 1999. Mr. Naroola is a self-employed consultant in banking and labor law. He was an Advisor to BHPE Kinhill Joint Venture on the Steel Authority of India Limited Environment Project, National Mineral Development Corporation Project and the Indian Railway Safety Training Project, Mechanism of ADB Funded Coal Handling Project Paradip Port awarded to BHPE-KINHILL, 375 Km World Bank Funded Tamil Nadu Highway Project, and 'Andhra Pradesh Urban Water Supply and Sanitation Sector Strategy Study' Project. Mr. Naroola was a business advisor to Kinhill Engineers-Australia and BHP Group-Australia. Until March 23, 1999 Mr. Naroola has served on the Board of Directors of BHP Steel India Private Ltd., BHP Minerals India Private Ltd., BHP Petroleum India Pvt. Ltd., BHPE Kinhill India Private Ltd., and Kakinada Energy Ltd. Mr. Naroola has been an Advocate of the
Supreme Court of India, and is a Certified Life Associate of the Indian Institute of Bankers and a Life Member of the Labor Law Society and Indian Council of Arbitration and Indian Law Institute. Mr. Naroola is a director of EPS Karnataka Power Corp., Asia Soft India Private Limited and IFOFI.com Infotech India Private Limited.

     MR. MILTON KLYMAN was a director of the Company from December 1997 to September 2000. Mr. Klyman was re-appointed a director of the Company April 2001. Mr. Klyman is a self-employed financial consultant and has been a Chartered Accountant since 1952. Mr. Klyman is a Life Member of the Canadian Institute of Chartered Accountants. Mr. Klyman serves as a director on the boards of various public companies including Academy Explorations Limited, Century Financial Capital Group Inc., and OSE Corp.

     MR. GEOFF C. WELLS is a mechanical engineering graduate from Memorial University of Newfoundland and Labrador. He was appointed Vice-President of M&M effective December 1, 2002. Mr. Wells joined M&M in 1991 and has been Project Manager on several of M&M's major industrial projects related to Oil Refining, Power Generation, Pulp and Paper as well as fabrication projects for the offshore oil industry.

     MR. TERRY R. KING is a civil engineering graduate from Memorial University of Newfoundland and Labrador. He was appointed Vice-President of MMO effective December 1, 2002. Mr. King joined MMO in 1997 and since that time has played a key role in the development of special projects for MMO. He has served as Project Manager on major offshore fabrication projects and also on a number of MMO's industrial projects.


B.     COMPENSATION

     The Ontario Securities Act requires that the Company disclose information about the compensation paid to, or earned by, the Company's Chief Executive Officer and each of the other four most highly compensated executive officers of the Company earning more than $100,000 in total salary and bonus for the fiscal year ended June 30, 2002. The only executive officers of the Company for whom disclosure is required are Messrs. Cassina, Brake, Hargreaves and Myers and Ms. Hall. The aggregate amount of compensation (including salaries, bonuses and the net amount realized on the exercise of stock options) paid and accrued by the Company during the fiscal year ended June 30, 2002 to all directors, senior management and administrative or supervisory personnel of the Company as a group was CDN$1,811,326.

COMPENSATION  OF  SPECIFIED  EXECUTIVE  OFFICERS

     The table on the next page presents, in accordance with the applicable regulations under the Securities Act (Ontario) (the "Regulations") all annual and long-term compensation for services rendered in any capacity to the Company or its subsidiaries for the annual periods ended June 30, 2002, 2001 and 2000 (to the extent required by the Regulations). The Regulations require disclosure for individuals who served as the Chief Executive Officer of the Company or were among the most highly compensated executive officers (in terms of salary and bonus) of the Company, provided that each such person's annual salary and bonus exceeded CDN$100,000. The Company has five such individuals (including the Chief Executive Officer of the Company) and their compensation stated in Canadian dollars is listed below.





                                                     Registered       Securities
                                                     Retirement         under           Net Value
                                   Annual               Plan        Options HELD /     Realized on
                               Compensation (CDN$)    Employer        SECURITIES       Exercise of      All Other
                      Fiscal   -------------------  Contribution     UNDER OPTION     Stock Options    Compensation
Name                   Year      Salary   Bonus        (CDN$)                            (CDN$)           (CDN$)
--------------------  ------   --------   -----     ------------    -------------     -------------   -------------
James C. Cassina        2002   $100,000   None           None      120,000/150,000      $395,782      $ 17,342
                        2001   $100,000   None           None        65,000/65,000           Nil      $  7,736
                        2000   $212,500   None           None        15,625/15,625           Nil          None
Sandra J. Hall(2)       2002   $ 48,000   None           None       81,500/100,000      $340,684      $  8,241
                        2001   $ 12,000   None           None        65,000/65,000           Nil          None
                        2000   $ 12,000   None           None          6,250/3,750           Nil          None
Scott T. Hargreaves     2002   $100,000   None           None      25,000 / 25,000      $ 37,821          None
                        2001   $100,000   None           None        10,000/10,000           Nil          None
                        2000   $100,000   None           None          5,625/3,125           Nil          None
John H. Brake           2002   $119,676   None         $ 9,575       10,000/10,000      $ 55,344      $  7,936
                        2001   $122,863   $5,000       $ 9,418       10,000/10,000           Nil      $ 10,788
                        2000   $121,897   $15,000      $ 9,732       12,500/12,500           Nil      $ 10,644
David R. Myers          2002   $131,957   None         $10,324       10,000/10,000           Nil      $ 10,103
                        2001   $120,951   $20,000      $10,202                   0           Nil      $ 10,054
                        2000   $118,337   $14,500      $10,569                   0           Nil      $  8,862




____________________
(1) All options for Common Stock were granted pursuant to the 1996 Stock Option Plan amended December 2001.
(2) Effective July 1, 2002 the Board of Directors passed a resolution setting Ms. Hall's annual salary as President at CDN$100,000.



COMPENSATION  TO  DIRECTORS

     There was no monetary compensation paid by the Company to the directors, during the fiscal year ended June 30, 2002 for their services in their capacity as directors.

LONG-TERM  INCENTIVE  PLAN  AWARDS

     The Company did not have a long-term incentive plan during the fiscal year ended June 30, 2002.

SHARE  OPTIONS  GRANTED

     The following table summarizes the share options of the Company granted to all Company executive officers and directors during the fiscal year ending June 30, 2002.




                                                                     Market Value of
                                                                     Shares (CDN$)
                            Fiscal Year     Shares       Exercise    Underlying
                             of Option   under Options     Price     Options on the
Name                           Grant      Granted (#)     (CDN)      Date of Grant    Expiration Date
-----------------------------------------------------------------------------------------------------
James C. Cassina                   2002         150,000  $     6.30  $      6.18     January 8, 2006
John H. Brake                      2002          10,000  $     6.30  $      6.18     January 8, 2006
Sandra J. Hall                     2002         100,000  $     6.30  $      6.18     January 8, 2006
Scott T. Hargreaves                2002          25,000  $     6.30  $      6.18     January 8, 2006
Ramesh K. Naroola                  2002          20,000  $     6.30  $      6.18     January 8, 2006
Milton Klyman                      2002           5,000  $     6.30  $      6.18     January 8, 2006
David Myers                        2002          10,000  $     6.30  $      6.18     January 8, 2006
Ian S. Davey                       2002           2,500  $     6.30  $      6.18     January 8, 2006
All Officers and Directors         2002         322,500  $     6.30  $      6.18     January 8, 2006



     SHARE OPTIONS EXERCISED The following executive officers exercised options for Common Stock of the Company during the fiscal year ended June 30, 2002 as follows:





                                                                Market Value
                                                                     of
                                                              Shares (US$)
                     Fiscal Year     Shares       Exercise    Underlying
                      of Option      Options       Price      Options on the
Name                    Grant       exercised (#)    (CDN)    Date of Exercise    Exercise Date
--------------------------------------------------------------------------------------------------
James C. Cassina         2001          5,000  $     1.50  $     5.20         November 19, 2001
                                       3,000  $     1.50  $     5.21         November 19, 2001
                                       7,000  $     1.50  $     5.23         November 19, 2001
                                       2,000  $     1.50  $     5.25         November 19, 2001
                                       5,000  $     1.50  $     5.30         November 19, 2001
                                       5,000  $     1.50  $     5.37         November 19, 2001
                                       5,000  $     1.50  $     5.28         November 19, 2001
                                       7,400  $     1.50  $     5.23         November 19, 2001
                                         600  $     1.50  $     5.27         November 19, 2001
                                       1,900  $     4.00  $     4.91            March 28, 2002
                                      23,100  $     4.00  $     4.805           March 28, 2002
                         2002         10,000  $     6.30  $     4.696            April 1, 2002
                                       5,000  $     6.30  $     4.71             April 1, 1002
                                      10,000  $     6.30  $     4.69             April 1, 2002
                                       4,500  $     6.30  $     4.60             April 2, 2002
                                         500  $     6.30  $     4.58             April 2, 2002
John H. Brake            2001          5,000  $     1.50  $     3.50           October 5, 2001
                                       1,000  $     1.50  $     5.38          January 18, 2002
                                       1,000  $     1.50  $     5.38          January 18, 2002
                                       1,000  $     1.50  $     5.38          January 18, 2002
                                       2,000  $     1.50  $     5.39          January 18, 2002
Scott T. Hargreaves      2001          2,400  $     4.00  $     5.04         November 21, 2001
                                       1,600  $     4.00  $     5.05         November 21, 2001
                                       1,000  $     4.00  $     5.06         November 21, 2001
                                       5,000  $     4.00  $     4.86         November 21, 2001
Sandra J. Hall           2001          5,000  $     1.50  $     3.22           August 30, 2001
                                      10,000  $     1.50  $     3.26           August 30, 2001
                                       1,000  $     1.50  $     3.55           October 5, 2001
                                       1,000  $     1.50  $     3.48           October 5, 2001
                                       1,000  $     1.50  $     3.53           October 5, 2001
                                       2,000  $     1.50  $     3.50           October 5, 2001
                                       6,000  $     1.50  $     5.26         November 19, 2001
                                       4,000  $     1.50  $     5.25         November 19, 2001
                                      10,000  $     1.50  $     5.23         November 19, 2001
                                       3,400  $     4.00  $     5.02         November 23, 2001
                                       1,600  $     4.00  $     5.05         November 23, 2001
                                       1,000  $     4.00  $     5.47          January 23, 2002
                                       3,800  $     4.00  $     5.46          January 23, 2002
                                         800  $     4.00  $     5.48          January 23, 2002
                                       8,400  $     4.00  $     5.45          January 23, 2002
                                       1,000  $     4.00  $     5.41          January 23, 2002
                                       5,000  $     4.00  $     5.53          January 23, 2002
                         2002          3,500  $     6.30  $     4.93            March 28, 2002
                                       3,000  $     6.30  $     4.77            March 28, 2002
                                       4,000  $     6.30  $     4.73             April 1, 2002
                                       8,000  $     6.30  $     4.75             April 1, 2002


     The following directors (excluding executive officers) exercised options for Common Stock of the Company during the fiscal year ended June 30, 2002 as follows:





                                                          Market Value
                                                               of
                                                          Shares (US$)
               Fiscal Year     Shares       Exercise       Underlying
                of Option      Options       Price       Options on the
Name              Grant     exercised (#)    (CDN)      Date of Exercise    Exercise  Date
------------------------------------------------------------------------------------------
Ramesh K. Naroola     2001         20,000       $1.50       $3.10          October 5, 2001
Milton Klyman         2001          3,000  $     4.00  $     5.20        November 19, 2001
                                    2,000  $     4.00  $     5.21        November 19, 2001
Ian S. Davey          2001          5,000  $     1.50  $     4.77         October 11, 2001
                                    5,000  $     1.50  $     5.28        November 19, 2001

1996  STOCK  OPTION  PLAN

     The Company's Stock Option Plan (the "1996 Plan") was adopted by the Board of Directors on March 25, 1996, and approved by a majority of the Company's shareholders voting at the Annual General Meeting on April 30, 1996. The 1996 Plan was adopted to provide incentives for the directors, officers, employees, consultants and other persons who provide ongoing services to the Company and its subsidiaries, and to conform the plan to revised policies of the Toronto Stock Exchange and Ontario Securities Commission.

     The Board of Directors may at their discretion provide that options granted under the 1996 Plan are subject to earlier termination upon the optionee's termination of employment, retirement, death, permanent disability, or commencement of bankruptcy. The maximum number of shares of Common Stock which may be set aside for issuance under the 1996 Plan was initially 281,250 common shares, however, the Board has the right, from time to time, to increase such number subject to the approval of the shareholders of the Company. On December 28, 2001, shareholders approved an increase in the number of common shares eligible for issuance pursuant to the grant of options to a maximum of 800,000. At the December 30, 2002 Annual and Special Meeting, a resolution will be submitted to the shareholders for approval, increasing the shares reserved for issuance under the Plan to an amount equal to 20% of the Company's outstanding shares from time to time. The maximum number of shares of Common Stock which may be reserved for issuance to any one person under the 1996 Plan is 5% of the Company's Common Shares outstanding at the time of the grant (calculated on a non-diluted basis), less the number of shares reserved for issuance to such person under any option to purchase Common Shares granted as a compensation or incentive mechanism.

     Any shares subject to an option which for any reason is cancelled or terminated prior to exercise will be available for a subsequent grant under the 1996 Plan. Options granted under the 1996 Plan may be exercised for a period of up to five years. The options are non-transferable. The 1996 Plan contains provisions to adjust the number of shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change in the Common Stock, a merger or any other relevant change in the Company's capitalization. The Board of Directors may from time to time amend or revise the terms of the 1996 Plan, or terminate the 1996 Plan at any time.

REGISTERED  RETIREMENT  PLAN

     M&M maintains a registered retirement plan (the "RRP") for executive management. The RRP is registered under the provisions of Section 146 et seq. of the Income Tax Act of Canada and the regulations thereunder. Under the terms of the RRP, if an employee elects to participate in the RRP he must contribute 5% of his or her base salary, and the employer must contribute an equal amount. The employee does not pay income taxes on either the employee's or the employer's contributions, although the employer may deduct its contributions as a business expense. The RRP is administered by Manulife Financial on behalf of M&M. Total employer contributions for M&M's fiscal years ended June 30, 2000, 2001 and 2002 were CDN$31,849, CDN$31,920, and CDN$31,923 respectively.

REGISTERED  RETIREMENT  SAVINGS  PLAN

     M&M maintains a registered retirement savings plan (the "RSP") for staff and union employees that is registered under the provisions of Section 146 et seq. of the Income Tax Act of Canada and the regulations thereunder. Under the terms of the RSP, if an employee elects to participate, he or she must contribute 2.5% of his or her base salary and the employer must contribute 1% of such salary amount. The employee does not pay income taxes on either the employee's or the employer's contributions, although the employer may deduct its contributions as a business expense. The RSP is administered by the Desjardins Financial Security (formerly: Laurentian Imperial Company) on behalf of M&M. Total employer contributions for M&M's fiscal years ended June 30, 2000, 2001 and 2002 were CDN$9,649, CDN$10,935 and CDN$13,580 respectively.

EMPLOYMENT  CONTRACTS

     As of July 1, 1999, the Company and Mr. Cassina entered into a three-year employment contract cancelable upon six-months' written notice with or without cause, whereby Mr. Cassina would serve as Chief Executive Officer of the Company. On June 30, 2002, the three-year contract between the Company and Mr. Cassina expired under its own terms and was not renewed. On June 30, 2002 Mr. Cassina resigned as President and Chief Executive Officer of the Company and was appointed Chairman of the Board of Directors.

     The Company has an employment contract with its Chief Financial Officer, Mr. Scott Hargreaves. Entered into in February 1999, the agreement provides for annual compensation of CDN$100,000 and potential bonuses and stock option grants based on performance (in accordance with the Company's grants to other officers and the Company's performance). The agreement is renewable upon the agreement of both parties.

C.     BOARD  PRACTICES

     The current terms of each of the Company's directors began on December 28, 2001 and will expire on the date of the Company's 2002 annual and special meeting of shareholders on December 30, 2002. There was no compensation paid by the Company to the directors, during the fiscal year ended June 30, 2002 for their services in their capacity as directors. During the fiscal year ending June 30, 2002 the Company granted to all officers and directors a total of 322,500 options to acquire Common Shares, exercisable at $6.30 until January 8, 2006.

      There are no contracts with the Company or any of its subsidiaries providing for benefits upon termination of an employee or a director.

COMMITTEES  OF  THE  BOARD

     The Board of Directors consists of five directors, three of which "independant directors" in that they are "independent from management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding". The independent directors are Messrs. Davey, Klyman and Naroola. It is the Company's practice to attempt to maintain a diversity of professional and personal experience among its directors.

     The Board of Directors discharges its responsibilities directly and through committees of the Board of Directors, currently consisting of an Audit Committee, Compensation Committee and Corporate Governance Committee.

     Each of the Compensation Committee and the Corporate Governance Committee consists of a majority of independent directors, while the Audit Committee consists of only disinterested directors. Each Committee has a specific mandate and responsibilities, as reflected in the adoption of formal charters for each committee.

MEMBERS  OF  THE  AUDIT  COMMITTEE

     The mandate of the Audit Committee is formalized in a written charter. The members of the audit committee of the Board are Messrs. Naroola, Davey and Klyman (Chairman). Based on his professional certification and experience, the Board has designated Mr. Klyman as a "financial expert" under proposed Securities and Exchange Commission Rules. The audit committee's primary duties and responsibilities are to serve as an independent and objective party to monitor the Company's financial reporting process and control systems, review and appraise the audit activities of the Company's independent auditors, financial and senior management, and to review the lines of communication among the independent auditors, financial and senior management, and the Board of Directors for financial reporting and control matters. (See "Item 15 - Certain Disclosures")

MEMBERS  OF  THE  COMPENSATION  COMMITTEE

     The mandate of the Compensation Committee is formalized in a written charter. The members of the compensation committee of the Board are Messrs.
Cassina, Naroola and Davey. The Committee is responsible for making recommendations to the Board of Directors on all matters relating to the compensation of directors, the members of various other committees of the Board and the senior officers of the Company. For this purpose the Compensation Committee reviews all aspects of compensation paid to directors, committee members, management and employees to ensure the Company's compensation programs are competitive, and that the Company can attract, motivate and retain high calibre individuals.

MEMBERS  OF  THE  CORPORATE  GOVERNANCE  COMMITTEE

     The mandate of the Corporate Governance Committee is formalized in a written charter. The members of the corporate governance committee of the Board are Messrs. Cassina, Naroola and Davey. The Committee's duties and responsibilities include, but are not limited to, periodic review of the criteria regarding the composition of the board of directors and committees of the board of directors; assessing and providing recommendations on the effectiveness of the board of directors as a whole, the committees of the board of directors and the contribution of individual directors; supervising the Company's securities compliance procedures; ensuring that an appropriate selection process for new director and committee nominees is in place; and dealing with succession planning issues relating to senior management.

D.     EMPLOYEES

     As of June 30, 2002 the Company had 137 employees, of which 3 were employed in the Company's executive office in Toronto, Ontario, Canada, and 134 were employed by M&M or MMO in Newfoundland and Labrador.

E.     SHARE  OWNERSHIP

     The following table sets forth as of December 6, 2002 certain information with respect to the amount and nature of beneficial ownership of the Common Stock held by (i) each person who is a director or is or was a member of senior management of the Company during the fiscal year; and (2) all directors and such members of senior management of the Company, as a group.







                                                                       Amount and
                                                                        Nature of
                                                                       Beneficial
                                                                        Ownership
                                                                        of Common
Name of Owner                                 Identity                  Stock(2)    Percentage(1)
-----------------------------  --------------------------------------               -------------
James C. Cassina               Chairman and Director, ,                393,491 (3)             4%
                               of Energy Power
                               Systems Limited
                               Director of M&M and
                               MMO
Sandra J. Hall                 President, Director, and                    81,500              *
                               Secretary of Energy
                               Power Systems Limited,
                               Director of M&M &
                               MMO
Scott T. Hargreaves            Chief Financial Officer                     25,000              *
                               of Energy Power
                               Systems Limited
John H. Brake                  Chairman and Chief                          10,000              *
                               Executive Officer and
                               Director of M&M &
                               MMO
Tom A. Warren                  Director and Secretary of                        -              *
                               M&M & MMO
Ian S. Davey                   Director, Energy Power Systems Limited       2,500              *
Ramesh K. Naroola              Director, Energy Power                      20,000              *
                               Systems Limited
Milton Klyman                  Director, Energy Power                       5,000              *
                               Systems Limited
David R. Myers                 President and Director of                   10,000              *
                               M&M and MMO
Geoff C. Wells                 Vice President of M&M                            -              *
Terry R. King                  Vice President of MMO                            -              *

All directors and members of                                              547,491              5%
senior management as a group
(11 persons)


_______________
*              Less  than  1%.
(1) Unless otherwise indicated, the persons named have sole ownership, voting and investment power with respect to their stock, subject to applicable laws relative to rights of spouses. Percentage ownership is based on 10,578,645 shares of Common Stock outstanding on the transfer records of the Company as of December 6, 2002.
(2) Includes the number of shares of Common Stock which would be outstanding if all options held by that person that are currently exercisable or become exercisable within 60 days were exercised. See table of Share Options Granted above.
(3)      Includes  181,250  shares  of  Common  Stock  owned  by  Core Financial
Enterprises Inc., a private Ontario company, of which Mr. Cassina is the President, sole director and a controlling shareholder. Mr. Cassina directly owns 92,241 shares of Common Stock, and beneficially owns 120,000 shares of Common Stock issuable upon exercise of management options.

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


WARRANTS  ISSUED  AND  OUTSTANDING

     The following table sets forth outstanding warrants for Common Shares of the Company as of December 6, 2002.




                                              Number of
                                             Shares of
                                            Common Stock
                                            Purchasable by   Exercise
Date of                                      Exercise of      Price
Issuance        Warrant Holder                Warrants        (US)      Expiry Date
------------------------------------------------------------------------------------
March 13, 2002  KTH Holdings Inc.                   40,000  US$4.45    March 13, 2003

                Total Warrants Outstanding          40,000
                                              ==============




ITEM  7.     MAJOR  SHAREHOLDERS  AND  RELATED  PARTY  TRANSACTIONS

A.     MAJOR  SHAREHOLDERS

     As of December 6, 2002 there are no shareholders known to the Company to be beneficial owners of over 5% of the Company's common shares.
The following table discloses the geographic distribution of the majority of the holders of record of the Company's common stock as of December 6, 2002.




COUNTRY     NUMBER OF    NUMBER OF   PERCENTAGE OF   PERCENTAGE
           SHAREHOLDERS  SHARES      SHAREHOLDERS    OF SHARES
           ------------  ----------  --------------  -----------
Canada            3,331   8,823,180          94.02%       83.41%
---------  ------------  ----------  --------------  -----------
USA                 205   1,724,697           5.79%       16.30%
---------  ------------  ----------  --------------  -----------
All Other             7      30,768           0.19%        0.29%
---------  ------------  ----------  --------------  -----------
Total             3,543  10,578,645            100%         100%
---------  ------------  ----------  --------------  -----------


B.     RELATED  PARTY  TRANSACTIONS

     During the last three fiscal years ended June 30, 2002, and through the date of this Annual Report, the Company has entered into certain transactions with its directors, executive officers or 10% security holders.

     As of July 1, 1999, the Company and the former President Mr. Cassina entered into a three-year employment contract cancelable upon six-months' written notice with or without cause, whereby Mr. Cassina would serve as Chief Executive Officer of the Company. The contract specifies that Mr. Cassina would be paid a base annual salary of CDN$250,000 with a possible bonus of up to 200% of such salary. Pursuant to the contract, Mr. Cassina would be granted 500,000 stock options (125,000 post consolidated), 250,000 (62,500 post consolidated) exercisable at CDN$3.50/share ($14.00 post consolidated) and 250,000 (62,500 post consolidated) exercisable at CDN$5.00/share ($20.00 post consolidated). Early termination of the contract by the Company would trigger a one-time severance payment of a minimum of CDN$2 million. In April 2000 the Company and Mr. Cassina agreed to a reduction in annual salary to CDN$100,000, and that 250,000 stock options (62,500 post consolidated) previously reserved for Mr. Cassina would be waived. Effective June 30, 2002 the employment contract expired under its own terms and was not renewed.


     In September 1999 the Company completed a private placement with Aarken Consultants Pvt. Ltd., an Indian corporation, of which Mr. Naroola was an officer, director and 50% shareholder. In the placement, Aarken Consultants Pvt. Ltd. acquired 150,000 (37,500 post consolidated) units comprised of 150,000 Common Shares (37,500 post consolidated) and 150,000 warrants (37,500 post consolidated) to purchase Common Shares at $2.25 ($9.00 post consolidated) until September 27, 2002, in consideration of a forgiveness of debt of CDN$225,000. On December 1, 2000 Aarken Consultants Pvt. Ltd. voluntarily released 150,000 warrants (37,500 post consolidated) to purchase Common Shares at $2.25 (post-consolidated $9.00) until September 27, 2002. Aarken Consultants Pvt. Ltd. perform legal and advisory services to the Company with respect to the power projects in India. Management believes that such services are performed for the same compensation as that between third parties dealing at arms length.

     In February 2001 the Company and Rally Energy Corp., ("Rally") entered into a Purchase and Sale Agreement whereby the Company acquired Rally's interest in the Sibbald Property in Alberta and additional minor interests held by Rally in properties in Ontario. Ms. Hall, a Director, Secretary and Vice President Corporate Affairs of the Company, was at the time the Purchase and Sale Agreement was entered into also a director and officer of Rally. At that time, Ms. Hall did not hold or control greater than 5% of the issued and outstanding shares of the Company or of Rally. However, Ms. Hall disclosed her respective board positions to each board and abstained from voting on the resolutions for both the Company and Rally. Ms. Hall subsequently resigned as a director and officer of Rally on June 28, 2001.

     Mr. Klyman was a director of the Company from December 29, 1997 until the Annual and Special Meeting held September 12, 2000 at which time he did not stand for election. Mr. Klyman was a director of Rally until Rally's Annual Meeting held on June 28, 2001. During the Purchase and Sale of the Sibbald/Ontario Properties to the Company in March 2001 Mr. Klyman was a director of Rally but not a director of the Company. The purchase and sale was negotiated at arms length and the purchase price was determined pursuant to an independent evaluation report on the Sibbald property prepared by Gilbert Laustsen Jung, and production revenues. In April of 2001 the Company requested that Mr. Klyman join the Board of the Company in order for the Company to avail itself of Mr. Klyman's financial expertise, and fulfill certain listing requirements of the American Stock Exchange.

     Mr. Cassina, Chairman and a director of the Company was an insider of Rally until January of 2001 by virtue of Mr. Cassina's direct or indirect control over approximately 14% of the issued and outstanding shares of Rally. Prior to the Company's entering into the Purchase and Sale Agreement with Rally Mr. Cassina had reduced his interest in Rally to less than 10% of the outstanding shares of Rally. The sale of the Sibbald Property by Rally to the Company was decided by the Board of Directors of Rally, and Mr. Cassina played no role in the Rally decision. However, Mr. Cassina voted in favour of the acquisition on behalf of the Company, in his position as a director. The purchase and sale was negotiated at arms length and the purchase price was determined pursuant to an independent evaluation report on the Sibbald property prepared by Gilbert Laustsen Jung, and production revenues.

     In March of 2001 the Company and OSE Corp. ("OSE") (formerly Oil Springs Energy Corp.) entered into a Purchase and Sale Agreement whereby the Company acquired an average 20% working interest in three producing gas properties located within Alberta in the areas known as Bigstone and Kaybob. Mr. Cassina was a director of OSE. Mr. Cassina disclosed his respective positions to each board and abstained from voting on the resolutions of the board for each of the Company and OSE. The purchase and sale of the interest was negotiated at arms length and the purchase price was determined pursuant to an evaluation assessed by an independent geological consultant to the Company.


     Mr. Klyman was a director of the Company from December 29, 1997 to September 12, 2000 at which time he did not stand for election. Mr. Klyman has been a director of OSE from April 1, 1994 to the date of this Annual Report. During the Purchase and Sale of the Kaybob/Bigstone/Ontario Properties in March 2001 Mr. Klyman was a director of OSE but not a director of the Company. The purchase and sale was negotiated at arms length and the purchase price was determined pursuant to third party evaluation

     The maximum aggregate amount outstanding under all executive loans to officers during the last three fiscal years occurred in the fiscal year ended June 30, 2000, and was equal to CDN$35,000 in the aggregate. During the fiscal year ending June 30, 2002, the largest aggregate amount of outstanding loans to an officer of the Company's subsidiary was CDN$13,054. As of December 6, 2002 $8,668 of such loan remained outstanding.

     For the fiscal years ending June 30, 2002, 2001 and 2000 the Company charged a management fee to M&M. The management fee totaled $365,000 during fiscal 2002, $300,000 during fiscal 2001 and $320,000 during fiscal 2000.

     Effective December 31, 2001 the Company subscribed for 280 Class A Preference Shares (the "Preference Shares") in M&M for total cash consideration of $280,000.

     Effective December 31, 2001 the Company transferred its ownership of the two properties located in Port aux Basques, Newfoundland and Labrador to 10915 Newfoundland Limited and 11123 Newfoundland Limited, two 100% owned subsidiaries of the Company. The Transfer Shed was sold to 10915 Newfoundland Limited at its book value of $220,000 and the Fabrication Building was sold to 11123 Newfoundland at its book value of $1.00. Effective December 31, 2001 the Company subscribed for 220 preference shares in M&M for total consideration of $220,000. The Preference Shares were issued to the Company in exchange for all the issued and outstanding shares of 10915 Newfoundland Limited. Effective December 31, 2001 the Company sold all the issued and outstanding shares in 11123 Newfoundland Limited to M&M for total consideration of $1.

     Effective June 30, 2002 the Company subscribed for an additional 272 preference shares in M&M for total consideration of $272,000. In exchange for the preference shares the Company settled its accounts receivable from M&M in the amount of $272,000.

     During September 2002 the Company advanced a non-interest bearing demand loan in the amount of $500,000 to M&M. The demand loan was repaid in full in November 2002.

     Magna required an increase in its credit facility to the amount of $2,450,000. The facility is repayable on demand on or before December 31, 2002 and bears interest at the Bank of Nova Scotia's prime lending rate plus 2.00% per annum. As security for this facility, M&M was required to confirm that they would subordinate repayment of $300,000 owed to M&M by Magna until December 31, 2002. In addition, M&M executed a guarantee in favour of the Bank of Nova Scotia of up to $500,000 until December 31, 2002 and a permanent guarantee in favour of the bank of up to $75,000 of Magna's obligations (See Note 7 of the Audited Consolidated Financial Statements attached hereto).

     For the fiscal year ending June 30, 2002 the Company was indebted in the amount of $315,004 to Core Financial Enterprises Inc. of which Mr. James Cassina a director of the Company is the sole officer, director and a controlling shareholder of Core Financial Enterprises Inc. The amount is non-interest bearing and due on demand.

C.     INTERESTS  OF  EXPERTS  AND  COUNSEL

     Not  applicable.

ITEM  8.     FINANCIAL  INFORMATION

     Financial Information regarding the Company may be found in the Company's Consolidated Financial Statements for the fiscal years ended June 30, 2000 2001 and 2002 and the notes thereto included in the Exhibits in this Annual Report, and under "Item 5 - Management's Discussion and Analysis of Financial Condition and Results of Operations" above.

LITIGATION

     As of the date of this Annual Report, the Company has the following pending litigation, actions or proceedings, each of which could have a material effect on the Company's financial condition or profitability. The Company expresses no opinion about the potential outcome of the litigation and or arbitration proceedings described below.

     The Company owns 11,348,200 common of Rs. 10 each (the "KEOPL Shares"), of Konaseema EPS Oakwell Power Limited ("KEOPL"), a company incorporated in India, which is developing a power project in Andhra Pradesh, India (the "KEOPL Project"). Pursuant to the Revised VBC Agreement dated August 10, 2000 between the Company, VBC Group ("VBC"), KEOPL's parent company, and KEOPL, VBC is obligated to purchase the KEOPL Shares held by the Company for INR 113,482,000 (approximately Cdn. $3.5 million) on or before June 30, 2002 if the Company offers its KEOPL Shares to VBC prior to June 30, 2002. The Company offered and tendered the KEOPL Shares to VBC on May 3, 2002, for purchase on or before June 30, 2002.

     On July 1, 2002, VBC raised a dispute with the Company regarding the purchase and sale allegedly after VBC received a communication from Oakwell alleging a potential claim by Oakwell against the Company that could involve the KEOPL Shares. Via letter to VBC dated August 16, 2002 Oakwell informed VBC that Oakwell would no longer be seeking a claim to the KEOPL Shares owned by the Company and put for sale to VBC.

     The Company is pursuing legal remedies against VBC and Oakwell to effect the sale of the KEOPL Shares to VBC. On August 23, 2002 the Company filed an action in the Supreme Court, State of New York, County of New York (Index #603111/02) against Oakwell for tortious interference with contract and for libel. On July 25, 2002 under the terms of the Revised VBC Agreement the Company served in India a Notice of Arbitration upon VBC.


      On December 29, 1998 the Company and Oakwell entered into a Settlement Agreement (the "Agreement") relating to a power project in Andhra Pradesh India (the "Project"). Subsequent to the Agreement, a change of circumstances materially affected the Project which may affect the terms of the Agreement. On September 26, 2002, Oakwell filed a Writ of Summons against the Company. In such writ, Oakwell claims the sum of US$2,790,000, an amount equivalent to 6.25% of the actual cash available for foreign repatriation from the Project in the first five years after the commercial operation date, or in the alternative, damages, interest at 8% per annum and indemnity costs. On November 8, 2002 the Company cross-claimed against Oakwell for US$5,015,000 plus damages, costs and interest. Oakwell has claimed repudiation of the Agreement. Oakwell has renounced further performance of the Agreement which has been accepted by the Company.

     On April 22, 1999, the Karnataka Power Transmission Corporation Limited (formerly the Karnataka Electricity Board) of the State of Karnataka, India ("KPTCL") executed a PPA with EIPCL, a limited liability company incorporated in India. The Company is recognized as a Sponsor of the PPA by KPTCL and has certain rights of ownership in EIPCL. (See "Item 4A - History and Development"). Effective May 10, 2001 the project was given the approval by the State Government to be converted to a coal fueled land based power project. The PPA has yet to be amended and there are deficiencies in the State Government's performance, including among other requirements, the provision of payment guarantees for the Karnataka project. Pursuant to Clause 14.1 (a) of the PPA, EIPCL served upon KPTCL and the Government of Karnataka ("GOK") a Notice of Arbitration on September 24, 2002 and under Clause 14.1 (b) of the PPA served a Second Notice of Arbitration on November 7, 2002. On December 10, 2002, EIPCL served a formal communication calling upon KPTCL and GOK to appoint a technical and or financial expert to resolve the outstanding issues in accordance with Clause 14.2 of the PPA. The Company also filed Notice U/S 80 of the Civil Procedure Code, 1908 against GOK and KPTCL for losses and damages due to delay in implementation of the Karnataka project.

     During fiscal 2002 the Company resolved a litigation against BFC Construction Corporation related to a claim against them with respect to an asset purchase agreement. The Company was paid $650,000 and the litigation was dismissed.

     On November 12, 2002, M&M claimed a Mechanics' Lien upon the lands and estate of Corner Brook Pulp and Paper Limited (the "Corner Brook Pulp and Paper Mill") of Newfoundland and Labrador in the amount of CDN$3,012,076. At the request of Sandwell-HMI g.p. of Montreal, Quebec, M&M provided labor and materials in relation to the modification of a power boiler located at the Corner Brook Pulp and Paper Mill.

ITEM  9.     THE  OFFER  AND  LISTING

     As  this  is  an  Annual  Report,  only  items 9A(4) and 9C are applicable.

A.     PRICE  HISTORY

     The Company's Common Stock currently trades on The American Stock Exchange ("AMEX") under the symbol "EGY" and on the Frankfurt Stock Exchange under the symbol "EPW" and WKN 919384.

     Prior to the American Stock Exchange listing, the Company's Common Stock was listed over the counter on the NASD OTC Bulletin Board from July 11, 1997 until May 21, 2002 under the trading symbol "EYPSF". The Common Stock was listed under the symbol "YPX" on the TSX Venture Exchange (formerly, The Canadian Venture Exchange) ("TSXV") and was previously listed on the Canadian Dealing Network Inc. ("CDN"). In the third quarter of 2000, some companies that were quoted on CDN were invited to apply for listing on the TSXV. The Company made the application for listing on the TSXV, was approved for listing and began trading on the TSXV on October 2, 2000. The Company voluntarily de-listed its Common Stock from trading on the TSXV effective the close of business on October 19, 2001.

     The following table sets forth the reported high and low sale prices and volume of trading of shares of Common Stock as reported by the CDN and by TSXV in Canadian dollars for the periods indicated:




            PERIOD                  HIGH    LOW     VOLUME
-----------------------------------------------------------
FISCAL YEAR 2001  Year Ended       $  6.40  $  .20  120,407
                  6/30/01
FISCAL YEAR 2000  Year Ended       $ 14.40  $ 1.00  268,198
                  6/30/00
FISCAL YEAR 1999  Year Ended       $ 64.00  $ 4.40  432,833
                  6/30/99
FISCAL YEAR 1998  Year Ended       $104.00  $20.00  897,790
                  6/30/98
FISCAL YEAR 2002  First Quarter    $  6.00  $ 3.30   80,440
BY QUARTER        Second Quarter   $  8.30  $ 3.74  256,699
                  (2)(3)
FISCAL YEAR 2001  First Quarter    $  1.00  $ 1.00    2,660
BY QUARTER        Second Quarter   $  1.00  $ 0.20   15,692
                  Third Quarter    $  4.60  $ 0.84   20,057
                  Fourth Quarter   $  6.40  $ 3.20   81,998
FISCAL YEAR 2000  First Quarter    $ 14.40  $ 8.00   28,763
BY QUARTER        Second Quarter   $ 11.00  $ 4.00  184,811
                  Third Quarter    $  6.40  $ 3.20   40,751
                  Fourth Quarter   $  5.40  $ 1.00   13,873

___________________
Note:     The  numbers have been adjusted to reflect the consolidation of shares as  follows:
(1)     Effective  February  6,  2001,  the  Company consolidated its issued and outstanding  common  shares  on  the  basis  of  four-for-one.
(2)     For  the  period  to  October  19,  2001
(3) The Company's Common Stock ceased trading on October 19, 2001 and the last trading price was $5.40 per share.

The following table sets forth the reported high and low sale prices and volume of trading of shares of Common Shares as reported by the NASD OTC Bulletin Board in US dollars for the periods indicated:




                         PERIOD           HIGH    LOW      VOLUME
                  ---------------------  ------  ------  ----------
FISCAL YEAR 2002  Year Ended             $ 6.01  $ 2.15  66,786,900
                  6/30/02
FISCAL YEAR 2001  Year Ended             $ 4.48  $ 0.20   5,130,350
                  6/30/01
FISCAL YEAR 2000  Year Ended             $ 1.50  $ 0.88     866,450
                  6/30/00
FISCAL YEAR 1999  Year Ended             $38.00  $ 3.25   1,674,144
                  6/30/99
FISCAL YEAR 1998  Year Ended             $78.00  $16.00      85,919
                  6/30/98

FISCAL YEAR 2002  First Quarter          $ 3.49  $ 2.15   4,661,500
BY QUARTER        Second Quarter         $ 5.99  $ 2.34  33,906,300
                  Third Quarter          $ 6.01  $ 3.13  22,395,500
                  Fourth Quarter (2)(3)  $ 4.80  $ 2.76   5,823,600
FISCAL YEAR 2001  First Quarter          $ 1.25  $ 0.63      23,625
BY QUARTER        Second Quarter         $ 0.75  $ 0.20     145,325
                  Third Quarter          $ 3.44  $ 0.38   1,861,600
                  Fourth Quarter         $ 4.48  $ 1.98   3,099,800
FISCAL YEAR 2000  First Quarter          $10.75  $ 5.75     294,800
BY QUARTER        Second Quarter         $ 8.13  $ 3.00     273,675
                  Third Quarter          $ 4.75  $ 2.75     207,725
                  Fourth Quarter         $ 3.88  $ 0.88      90,250

Note: The numbers have been adjusted to reflect the consolidation of shares as follows:
(1) Effective February 6, 2001, the Company consolidated its issued and outstanding common shares on the basis of four-for-one.
(2)     For  the  period  April  1,  2002  to  May  21,  2002.
(3) The Company's Common Stock ceased trading on October 19, 2001 and the last trading price was US$3.90 per share.

     The closing price on the NASD OTC Bulletin Board for the Common Stock on May 21, 2002 was US$3.90.

The following table sets forth the reported high and low sale prices and volume of trading of shares of Common Shares as reported by the Frankfurt Stock Exchange in Euro dollars for the periods indicated:




                        PERIOD           HIGH    LOW   VOLUME
-------------------------------------------------------------
FISCAL YEAR 2002        YEAR ENDED       $6.60  $1.50  22,175
                        6/30/02
FISCAL YEAR 2002        First Quarter    $3.40  $2.70       -
BY QUARTER              Second Quarter   $6.20  $2.60  12,525
                        Third Quarter    $6.60  $4.10   8,170
                        Fourth Quarter   $5.20  $1.50   1,480
CALENDAR YEAR 2002,     January          $6.60  $4.20   4,170
BY MONTH                February         $6.60  $4.10   1,700
                        March            $5.70  $4.60   2,300
                        April            $5.20  $4.00     500
                        May              $3.70  $2.90     980
                        June             $3.60  $1.50       -
                        July             $1.75  $1.20     625
                        August           $1.30  $1.20       -
                        September        $1.60  $0.55       -
                        October          $1.00  $0.65       -
                        November         $0.75  $0.65       -
                        December(2)      $0.65  $0.63       -



Note(1):     The  Company  commenced  trading  on  the  Frankfurt Stock Exchange
September  14,  2001.
Note  (2):  December  figures  are  from  December  1, 2002 to December 6, 2002.

The closing price on the Frankfurt Stock Exchange for the Common Stock on December 6, 2002 was EUR $0.65.

The following tables set forth the reported high and low sale prices and volume of trading of shares of Common Stock as reported by the American Stock Exchange in US dollars for the periods indicated:




                        PERIOD     HIGH    LOW    VOLUME
----------------------------------------------------------
FISCAL YEAR 2002     YEAR ENDED    $4.75  $1.52  1,682,300
                     6/30/02
FISCAL YEAR 2002     Fourth        $4.75  $1.52  1,682,300
BY QUARTER           Quarter

CALENDAR YEAR 2002,  May           $4.75  $2.76    603,400
BY MONTH             June          $3.53  $1.52  1,078,900
                     July          $1.90  $1.15    940,200
                     August        $1.40  $1.19    401,800
                     September     $1.30  $0.50    762,900
                     October       $1.25  $0.63    501,600
                     November      $0.88  $0.65    439,400
                     December (2)  $0.80  $0.57    189,900




Note (1): The Company commenced trading on the American Stock Exchange May 22, 2002.
Note  (2):  December  figures  are  from  December  1, 2002 to December 6, 2002.

     The closing price on the American Stock Exchange for the Common Stock on December 6, 2002 was US$0.69


C.     MARKETS

     The Company's Common Stock trades on the American Stock Exchange and the Frankfurt Stock Exchange and no assurance can be given that a broad and/or active public trading market will be sustained and that the Company will maintain listing requirements on either Stock Exchange.

     The Common Shares are issued in registered form and shareholder information is taken from the records of Equity Transfer Services Inc. (located in Toronto, Canada), the registrar and transfer agent for the Company's Common Shares. As of December 6, 2002 there were 3,543 registered shareholders and 10,578,645 shares outstanding. Since a portion of the Common Shares are held by intermediaries and brokers in street name, the Company cannot estimate the number of beneficial holders of its Common Shares.

     Since a portion of the Common Shares are held by intermediaries and brokers in street name, the Company is unaware of how many outstanding shares of its Common Shares are held by United States residents. In accordance with Rule 12g5-1 of the Securities Exchange Act of 1934, the Company's share register indicated, as of December 6, 2002, 205 stockholders having addresses in the United States (including voting trustees, depositories, share transfer agents, or any person acting on behalf of the Company within the United States), which persons held 1,724,697 of the issued and outstanding Common Shares, representing approximately 16.3% of the total issued and outstanding shares of Common Shares as of such date.

ITEM  10.     ADDITIONAL  INFORMATION

     As this is an Annual Report, only items 10B through 10E and item 10H are applicable.


B.     MEMORANDUM  AND  ARTICLES  OF  ASSOCIATION

     The Company's corporation number as assigned by Ontario is 1186693. The Company's Articles of Amalgamation (as amended, the "Articles") state that there are no restrictions on the business the Company may carry on, but do not contain a stated purpose or objective.

     No Director of the Company is permitted to vote on any resolution to approve a material contract or transaction in which such Director has a material interest. (Bylaws, Paragraph 17). Neither the Articles nor the Bylaws of the Company limit the directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body. The Bylaws provide that directors shall receive remuneration as the board of directors shall determine from time to time. (Bylaws, Paragraph 15). Neither the Articles nor the Bylaws of the Company discuss the retirement or non-retirement of directors under an age limit requirement or the number of shares required for director qualification.

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

     The Company is authorized to issue an unlimited number of Common Shares, of which 10,578,645 shares were outstanding as of December 6, 2002. In addition, the Company is authorized to issue an unlimited number of shares of "blank check" Class A Preferred Shares issuable in Series with such rights, preferences and privileges as may be determined from time-to-time by the Company's Board of Directors, subject to the basic provisions for the Class A Preferred Shares that are applicable to each series as contained in the Articles of the Company. On November 17, 1998, the Company amended its articles of incorporation to authorize the first series of the Class A Preferred Shares, an unlimited number of Class A Preferred Shares, Series 1 (the "Series 1 Shares"). The Series 1 Shares are non-cumulative, convertible, non-voting and redeemable, at a price ranging from CDN$2.20 to CDN$3.00 per share, at the option of the Company. As of the date of this Annual Report none of the Series 1 Shares have been issued. On February 2, 2001 the Company amended its Articles to authorize the second series of the Class A Preferred Shares, an unlimited number of Class A Preferred Shares, Series 2 (the "Series 2 Shares") ranking senior with the Series 1 Shares to the Common Shares. The Series 2 Shares are cumulative, convertible, voting and redeemable, at CDN$1.00 per Series 2 Share after 5 years from issuance. As at the date of this annual report there were no Series 2 Shares outstanding.

     A description of the rights, preferences and privileges relating to each class of the Company's shares is as follows:

DIVIDEND  RIGHTS.

     SERIES 1 SHARES. The Company's Articles provide that an annual preferential dividend equal to $0.20 per share for each Series 1 Share shall be declared from available legal capital each year; provided, however, that if such capital is not available, the related dividend is extinguished and is not cumulative. The preferential dividend on Series 1 Shares must be paid before any dividend or distribution on the Common Shares.

     SERIES 2 SHARES. The Company's Articles provide that an annual preferential 5% cumulative cash dividend per share for each Series 2 Share, exclusive of any other series of Preference Shares shall be declared from available legal capital each year. The preferential dividend on Series 2 Shares must be paid before any dividend or distribution on the Common Shares or any other class or series of Preferred shares.

     VOTING RIGHTS. Neither the Company's Articles nor its Bylaws provide for the election or reelection of directors at staggered intervals. The holders of Common Shares have equal voting rights at meetings of the Company's shareholders. Each holder of a Common Share shall have one vote for each Common Share held at any meeting of the Company's shareholders. The holders of the Series 2 Shares shall be entitled as such to receive notice of and to attend and to vote at any meeting of shareholders of the Company. Each holder of a Series 2 Share shall have one vote for each Series 2 Share held at any meeting of the Company's shareholders.

     The Series 1 Shares are non-voting with three exceptions: (i) if any preferred dividends have been declared but remain unpaid, the Company may not pay dividends on Common Shares or redeem Common Shares, unless such action is approved by a two-thirds majority vote of the Series 1 Shares, (ii) if any preferred dividends have been declared but remain unpaid, the Company may not create or issue any equity shares equal to or superior to the Series 1 Shares, unless such action is approved by a two-thirds majority vote of the Series 1
Shares, and (iii) the Series 1 shareholders are entitled to notice of, and attendance and voting at, any shareholders' meeting relating to the winding up or dissolution of the Company.

CONVERSION  RIGHTS.

     SERIES 1 SHARES. The Company's Articles provide that the Series 1 Shares are convertible into Common Shares at the rate of one Common Share for each Series 1 Share converted.

     SERIES 2 SHARES. The Company's Articles provide that the holder of Series 2 Shares may, at the holder's option, convert such shares into units (the
"Units"). Each Unit is comprised of one Common Share and one common share purchase warrant (the "Warrants"). The conversion rate during the first 30 months after issuance is one Unit for each 1.25 Series 2 Shares being converted, with each Warrant included in the Unit exercisable at $1.50 to acquire one
Common Share for a period of 2 years. Thereafter, each Series 2 Share is convertible into one Unit at the 10 day weighted average trading price of the Common Shares of the Company prior to conversion (the "Conversion Price"), with each Warrant included in the Unit exercisable at a price equal to the Conversion Price plus 10% to acquire one Common Share for a period of 2 years.

     RIGHTS  TO  SHARE  IN  ANY  SURPLUS  IN THE EVENT OF LIQUIDATION. Under the
Company's Articles, upon the dissolution, winding up or liquidation of the Company, holders of Series 2 Shares are entitled to receive a sum equivalent to the amount paid for the Series 2 Shares plus any declared but unpaid dividends, prior to any distribution to the holders of Common Shares or shares ranking junior to the Series 2 Shares, and holders of Series 1 Shares are entitled to receive a sum equivalent to the amount paid for the Series 1 Shares plus any declared but unpaid dividends, prior to any distribution to the holders of Common Shares or shares ranking junior to the Series 1 Shares. Holders of Series 1 and 2 Shares are not entitled to share in any further distribution of the assets or property of the Company. Holders of the Common Shares are entitled to receive any remaining property of the Company upon dissolution, after the noted liquidation preference.

     REDEMPTION PROVISIONS. Under the Company's Articles the Company may redeem the Series 1 Shares at any time on notice to holders of the Series 1 Shares, at a price per share ranging from $2.20 to $3.00, depending on the date of the redemption. Upon receipt of such notice, each holder of Series 1 Shares may elect to convert the shares to Common Shares, at a formula defined in the Articles, rather than have the shares redeemed. Apart from the limitations contained in the Articles, the Company's redemption of Series 1 Shares is governed by the Ontario Business Corporations Act.

     Under the Company's Articles, after five years from March 30, 2001 the holders of the Series 2 Shares shall be entitled to require the Company to redeem, subject to the requirements of the Ontario Business Corporations Act, the whole or any part of the Series 2 Shares, at a price per share of $1.00. In addition, the Company may redeem at any time from the date of issuance of the Series 2 Shares the whole or any part of the then outstanding Series 2 Shares upon payment for each Series 2 Share to be redeemed of $1.00 plus all declared and unpaid dividends thereon. Upon receipt of such notice, each holder of Series 2 Shares may elect to convert the shares to Common Shares, at a formula defined in the Articles, rather than have the shares redeemed. Apart from the limitations contained in the Articles, the Company's redemption of Series 2 Shares is governed by the Ontario Business Corporations Act.

     OTHER PROVISIONS. Neither the Company's Articles nor its Bylaws contain sinking fund provisions, provisions allowing the Company to make further capital calls with respect to any shareholder of the Company, or provisions which discriminate against any holders of securities as a result of such shareholder owning a substantial number of shares.

     Annual general meetings of the Company's shareholders are held on such day as is determined by resolution of the directors. (Bylaws, Paragraph 45). Special meetings of the Company's shareholders may be convened by order of the Chairman or Vice-Chairman of the Board, the Managing Director, the President if he is a director, a Vice-President who is a director, or the board of directors. (Bylaws, Paragraph 46). Shareholders of record must be given notice of such special meeting not less than 33 days nor more than 50 days before the date of the meeting. Notices of special meetings of shareholders must state the nature of the business to be transacted in detail and must include the text of any special resolution or bylaw to be submitted to the meeting. (Bylaws, Paragraph
47). The Company's board of directors is permitted to fix a record date for any meeting of the shareholders (Bylaws, Paragraph 51) that is between 35 and 50 days prior to such meetingThe only persons entitled to admission at a meeting of the shareholders are shareholders entitled to vote, the Company's directors, the Company's auditors, and others entitled by law, by invitation of the chairman of the meeting, or by consent of the meeting. (Bylaws, Paragraph 50).

     Neither the Articles nor the Bylaws of the Company discuss limitations on the rights to own securities or exercise voting rights thereon, and there is no provision of the Company's Articles or Bylaws that would delay, defer or prevent a change in control of the Company, or that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Company or any of its subsidiaries. The Company's Bylaws do not contain a provision indicating an ownership threshold above which shareholder ownership must be disclosed.

     With respect to the matters discussed in this Item 10B, the law applicable to the Company is not significantly different from United States law. With the exception of the voting rights of Series 1 holders noted above, neither the Articles nor the Bylaws contain provisions governing changes in capital that are more stringent than the conditions required by Ontario law.

MATERIAL  CONTRACTS

     The following table briefly summarizes each material contract, other than contracts entered into in the ordinary course of business, to which the Company or any subsidiary is a party, for the two years immediately preceding the filing of this Annual Report. More detailed summaries of the noted agreements are presented in the exhibits below.





DATE          PARTIES          TITLE, TERMS AND CONDITIONS                              CONSIDERATION
-----------------------------------------------------------------------------------------------------
February    EPS, BFC           Full and final mutual release for resolution               CDN$650,000
2002        Construction       of litigation
            Corporation
May 21,     EPS, American      Form 8-A12B Statement of Securities to be registered for     US$25,000
2002        Stock Exchange     trading on the American Stock Exchange duly filed with
                               the SEC via EDGAR on May 21, 2002.
August      EPS, KEOPL, VBC    AGREEMENT                                                 US$1,110,992
2000        Ferro Alloys       Agreement to recapitalize KEOPL by initial issuance of         in 2000
            Limited            38% equity to EPS and 62% equity to VBC; and for a          US$978,400
                               series of purchases by VBC of EPS shares.                first quarter
                                                                                                 2001

May 2001    EPS, KEOPL, VBC    AGREEMENT - MATERIAL CHANGE OF CIRCUMSTANCES IN           Amendment to
            Ferro Alloys       KEOPL AND THE PROJECT                                      August 2000
            Limited            Agreement for contingent allotment of KEOPL shares to        Agreement
                               EPS and recognition of any Oakwell issues as project
                               issues to be taken up by KEOPL not VBC or EPS.

February    EPS, CMB Energy    PURCHASE AND OPTION AGREEMENT PRINCE                       CDN$300,000
2001        Corp.              EDWARD ISLAND PROPERTY, CANADA -
                               Agreement by EPS to purchase from CMB Energy Corp.,
                               a 25% interest in 525,857 acre exploration permits located in Prince Edward Island, Canada for both coalbed
                               methane and conventional gas with an option to earn an
                               additional 10% interest.
March       EPS, Rally Energy  PURCHASE AND SALE AGREEMENT SIBBALD                        CDN$600,000
2001        Corp.              AREA, ALBERTA AND ONTARIO PROPERTY
                               Agreement by EPS to purchase an average 25% of Rally
                               Energy Corp's ("Rally") interest in the Sibbald Area
                               Property Alberta and 100% of Rally's interest in the
                               Ontario Properties effective February 1, 2001 with an
                               option to acquire an additional 25% average interest from
                               Rally in the Sibbald Property for a period of six months of the effective date.
March       EPS, Rally Energy  PURCHASE AND SALE AGREEMENT SIBBALD                        CDN$550,000
2001        Corp.              AREA, ALBERTA
                               Agreement by EPS to purchase an additional average 25%
                               of Rally Energy Corp's ("Rally") interest in the Sibbald
                               Area Property Alberta effective April 1, 2001.
April 2001  EPS, Oil Springs   PURCHASE AND SALE AGREEMENT KAYBOB &                       CDN$296,000
            Energy Corp.       BIGSTONE AREA, ALBERTA AND ONTARIO
                               PROPERTY
                               Agreement by EPS to Purchase Oil Springs Energy Corp's
                               10.08% to 20% interests in the Alberta Properties and a
                               2.45% interest in the Ontario Property.
June 2001   EPS, Rally Energy  AGREEMENT FOR THE PURCHASE, SALE AND                          $335,000
            Corp.              CONVEYANCE OF ASSETS SIBBALD PROPERTY,
                               ALBERTA
                               Agreement to purchase an average 25% interest in
                               Townships 28, 29 and 30 the Sibbald Property, Alberta by
                               issuing 90,000 common shares.



D.     EXCHANGE  CONTROLS

     There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, or affect the remittance of dividends, interest or other payments to a non-resident holder of common stock of the Company, other than withholding tax requirements (See "E - Taxation" below).

     Except as provided in the Investment Canada Act, there are no limitations imposed under the laws of Canada, the Province of Ontario, or by the constituent documents of the Company on the right of a non-resident to hold or vote the common stock of the Company.

     The Investment Canada Act (the "ICA"), which became effective on June 30, 1985, regulates the acquisition by non-Canadians of control of a Canadian business enterprise. In effect, the ICA requires review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government, in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of a direct acquisition (for example, through a share purchase or asset purchase), the assets of the business are CDN$5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of CDN$5 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of CDN$5 million or more in value. Review and approval are also required for the acquisition or establishment of a new business in areas concerning "Canada's cultural heritage or national identity" such as book publishing, film production and distribution, television and radio production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

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

     In 1988, the ICA was amended, pursuant to the Free Trade Agreement dated January 2, 1988 between Canada and the United States, to relax the restrictions of the ICA. As a result of these amendments, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by US investors and other foreign investors acquiring control of a Canadian business from US investors has been raised from CDN$5 million to CDN$150 million of gross assets, and indirect acquisitions are not reviewable.

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


E.     TAXATION

CERTAIN  CANADIAN  FEDERAL  INCOME  TAX  CONSEQUENCES

     Management of the Company has been advised by its Canadian legal counsel that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of Common Shares of the Company who is a resident of the United States and who is not a resident, or deemed to be a resident, of Canada and who does not use or hold, and is not deemed to use or hold, his or her Common Shares of the Company in connection with carrying on a business in Canada (a "non-resident shareholder").

     This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administration and assessing policies of Canada Customs and Revenue Agency, and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account any income tax laws or considerations of any province or territory of Canada or foreign tax considerations which may differ significantly from those discussed herein. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder of Common Shares of the Company, and no opinion or representation with respect to the Canadian Federal Income Tax consequences to any such holder or prospective holder is made. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF COMMON SHARES SHOULD CONSULT WITH THEIR OWN TAX ADVISORS ABOUT THE FEDERAL, PROVINCIAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF COMMON SHARES OF THE COMPANY.


DIVIDENDS

     Dividends paid on the Company's Common Shares to a non-resident holder will be subject to a 25% withholding tax pursuant to the provision of the ITA. The Canada-US Income Tax Convention (the "Treaty") provides that the normal 25% withholding tax rate is generally reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States. However, if the resident of the United States is a corporation which owns at least 10% of the voting stock of the Company, the withholding tax rate on dividends is reduced to 5%.


CAPITAL  GAINS

     A non-resident of Canada is subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a corporation if the shares are considered to be "taxable Canadian property" of the holder within the meaning of the ITA and no relief is afforded under any applicable tax treaty. For purposes of the ITA, a Common Share of the Company will be taxable Canadian property to a non-resident holder if the non-resident holder and/or persons with whom that holder does not deal at arm's length hold 25% or more of the issued shares of any class or series of the capital stock of the Company at any time during the 60 month period immediately preceding the disposition of the Common Share.

     In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is a resident in the United States and not a former resident of Canada, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada within the meaning of the Treaty.


CERTAIN  UNITED  STATES  FEDERAL  INCOME  TAX  CONSEQUENCES

     The following is a general discussion of certain possible United States Federal income tax consequences, under current law, generally applicable to a US Holder (as defined below) of the Company's Common Shares. This discussion does not address all potentially relevant Federal income tax matters and does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a US Holder. In addition, this discussion does not cover any state, local or foreign tax consequences (See "Certain Canadian Federal Income Tax Consequences" above).

     The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares, and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of Common Shares of the Company should consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of the Company's Common Shares.


US  HOLDERS

     As used herein, a "US Holder" includes a holder of Common Shares of the Company who is a citizen or resident alien of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of Common Shares is effectively connected with the conduct of a trade or business in the United States. A US Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of Common Shares is not "effectively connected" with the conduct of a "trade or business" in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.


DISTRIBUTIONS  ON  COMMON  SHARES  OF  COMPANY

     US Holders receiving distributions (including constructive distributions) with respect to Common Shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder's United States Federal Income tax liability or, alternatively, may be deducted in computing the US Holder's United States Federal taxable income by corporate holders and those individual holders who itemize deductions. Distributions which are treated as dividends will be taxed as ordinary income at the federal maximum individual rate of 38.6% (See more detailed discussions at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the US Holder's adjusted basis in the Common Shares, and thereafter as gain from the sale or exchange of the Common Shares.

     Preferential tax rates for long-term capital gains are applicable to a US Holder which is an individual, estate or trust. The maximum capital gains rate for individuals is 20% (10% for individuals in the 15% tax bracket). Generally, a special lower rate of 18% (8% for individuals in the 15% tax bracket) applies to transactions after December 31, 2000 when the asset was held more than 5 years. There are currently no preferential tax rates for long-term capital gains for a US Holder which is a corporation.

     Dividends paid on the Company's Common Shares will not generally be eligible for the dividends received deduction (the "DRD") provided to corporations receiving dividends from certain United States corporations. A US Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualified as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such US Holder owns shares representing at least 10% of the voting power and value of the Company. However, since the Company does not expect to have significant amounts of "US earnings," the DRD deduction will not generally be available to US Holders. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.


FOREIGN  TAX  CREDIT

     A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company's Common Shares may be entitled, at the option of the US Holder, to either a tax deduction or a tax credit for such foreign tax paid or withheld. Generally, it is more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar for dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. The election to claim a tax credit is made on a year by year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the US Holder's United States income tax liability that the US Holder's foreign source income bears to his, her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and holders and prospective holders of the Company's Common Shares should consult their own tax advisors regarding their individual circumstances.


DISPOSITION  OF  COMMON  SHARES  OF  COMPANY

     A US Holder will recognize a gain or loss upon the sale of Common Shares of the Company equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the shareholder's tax basis in the Common Shares of the Company. This gain or loss will be a capital gain or loss if the Common Shares are a capital asset in the hands of the US Holder. In such event the gain or loss will be a short-term or long-term capital gain or loss depending upon the holding period of the US Holder being less than or more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Generally, deductions for net capital losses are subject to significant limitations. However, individuals may apply up to US$3,000 of net capital losses against ordinary income after all other gains are eliminated. For US Holders who are individuals, any unused portion of such net capital loss may be carried over indefinitely to be used in later tax years until such net capital loss is thereby exhausted. For US Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.


OTHER  CONSIDERATIONS

     In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of the Company's Common Shares:

     FOREIGN PERSONAL HOLDING COMPANY. If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company's gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), the Company would be treated as a "foreign personal holding company." In that event, US Holders that hold Common Shares of the Company would be required to include in gross income for such year their allowable portions of such passive income to the extent the Company does not actually distribute such income.

     FOREIGN INVESTMENT COMPANY. If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in
Section 1246 of the Code, causing all or part of any gain realized by the US Holder selling or exchanging Common Shares of the Company to be treated as ordinary income rather than capital gain.

     PASSIVE FOREIGN INVESTMENT COMPANY. As a foreign corporation with US Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1296 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which are held for the purpose of producing passive income.

     Section 1296 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis) of its assets that produce or are held for the production of "passive income" is 50% or more.

     A US shareholder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to US federal income taxation under one of two alternative tax regimes at the election of each such US shareholder. The following is a discussion of these two alternative tax regimes as applied to US shareholders of the Company.

     A US shareholder who elects in a timely manner (an "Electing US Shareholder") to treat the Company as a Qualified Election Fund ("QEF"), as defined in the Code, will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his or her pro-rata share of the Company's: (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing US Shareholder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing US Shareholder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

     The effective QEF election also allows the Electing US Shareholder to (i) generally treat any gain realized on the disposition of his or her Common Shares (or deemed to be realized on the pledge of his or her Common Shares) as capital gain; (ii) treat his or her share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his or her share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing US Shareholder is not a corporation, such an interest charge would be treated as "personal interest" that can be deducted only when it is paid or accrued, and is only 10% deductible in taxable years beginning before 1990 and not deductible at all in taxable years beginning after 1990.

     The procedure with which a US shareholder must comply in making an effective QEF election will depend on whether the year of the election is the first year in the US shareholder's holding period in which the Company is a PFIC. If the US shareholder makes a QEF election in such first year, then the US shareholder may make a timely QEF election by simply filing the appropriate documents at the time the US shareholder files its tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the US shareholder must elect to recognize (i) any gain that he would otherwise recognize if the US shareholder sold his or her stock on the application date, under the rules of Section 1291 discussed below; or (ii) if the Company is a controlled foreign corporation, the US shareholder will be deemed to have made a timely QEF election.

     When a timely QEF election is made, if the Company no longer qualifies as a PFIC in a subsequent year, normal Code rules will apply. It is unclear whether a new QEF election is necessary if the Company thereafter re-qualifies as a PFIC. US shareholders should seriously consider making a new QEF election under those circumstances.

     If a US shareholder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the Common Shares in question, and the Company is a PFIC (a "Non-electing US Shareholder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his or her Common Shares and (ii) certain "excess distributions," as specially defined, by the Company.

     A Non-electing US Shareholder generally would be required to pro-rate all gains realized on the disposition of his or her Common Shares and all excess distributions over the entire holding period for the Common Shares. All gains or excess distributions allocated to prior years of the US shareholder (other than years prior to the first taxable year of the Company during such US shareholder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing US Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing Shareholder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is partially or wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

     If the Company is a PFIC for any taxable year during which a Non-electing US Shareholder holds Common Shares, then the Company will continue to be treated as a PFIC with respect to such Common Shares, even if it is no longer definitionally a PFIC. A Non-electing US Shareholder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-Electing US Shareholders) as if such Common Shares had been sold on the last day of the last taxable year for which it was a PFIC.

     Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing US Shareholders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

     Certain special, generally adverse, rules will apply with respect to the Common Shares while the Company is a PFIC whether or not it is treated as a QEF. For example, under Section 1297(b)(6) of the Code, a US shareholder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in the regulations, be treated as having made a taxable disposition of such stock.

     The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of the proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, US persons who are shareholders of the Company are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Company.

     CONTROLLED FOREIGN CORPORATION. If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, and each of such individuals and/or entities owns 10% or more of the total combined voting power of all classes of stock of the Company or the total value of the stock (each, a "United States Shareholder"), the Company could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would result in many complex consequences, including the required inclusion into income by such United States Shareholders of their pro rata shares of "Subpart F income" of the Company (as specially defined by the Code) and the Company's earnings invested in US property and earnings invested in "excess passive assets" (as defined by the Code). In addition, under Section 1248 of the Code, gain from the sale or exchange of Common Shares by a US person who is or was a United States Shareholder (as defined in the Code, a holder of Common Shares who is or was a United States Shareholder at any time during the five year period ending with the sale or exchange) is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the holders of Common Shares, a more detailed review of these rules is outside the scope of this discussion.


ITEM  11     QUANTITATIVE  AND  QUALITATIVE  DISCLOSURES  ABOUT  MARKET  RISK

          Not  applicable.


ITEM  12.     DESCRIPTION  OF  SECURITIES  OTHER  THAN  EQUITY  SECURITIES

          Not  applicable.


                                     PART II

ITEM  13.     DEFAULTS,  DIVIDENDS,  ARREARAGES  AND  DELINQUENCIES

     Not  applicable.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

     On September 12, 2000, at a Special Meeting of Shareholders of the Company, the shareholders approved the consolidation of the Company's issued Common Shares on the basis that every four (4) pre-consolidation common shares would be converted into one (1) post-consolidation Common Share. On February 2, 2001 the Company filed Articles of Amendment consolidating the issued Common Shares on a one for four basis.

     In December 2000, the Company issued 8,000,000 pre-consolidated units in a private placement to arm's length investors. Each unit being comprised of (i) one Common Share; (ii) one half Series A Common Share purchase warrant; and
(iii) one half Series B Common Share purchase warrant at a pre-consolidated price of $0.10 per unit. (the "Unit" or "Units"). Each Series A Common Share purchase warrant would entitle the holder to purchase one-half of a Common Share of the Company, at a pre-consolidated exercise price of $0.13, for a period of 24 months from the date of issue. Each Series B Common Share purchase warrant would entitle the holder to purchase one-half of a Common Share of the Company, at a pre-consolidated exercise price of $0.20, for a period of 24 months from the date of issue. The closing of the private placement occurred in two phases. Phase one was completed in December 2000, and was comprised of the issuance of the Common Shares and the issuance of the Series A Common Share purchase warrants. Phase two was completed in January of 2001, and was comprised of the issuance of the Series B Common Share purchase warrants after the shareholders and TSX Venture Exchange (formerly the Canadian Venture Exchange) approved the transaction. During fiscal 2001, the Company issued 1,000,000 consolidated Common Shares upon the exercise of 1,000,000 consolidated Series A Common Share purchase warrants for proceeds of $520,000. During fiscal 2002, the Company issued 1,000,000 consolidated Common Shares upon the exercise of 1,000,000 consolidated Series B Common Share purchase warrant for proceeds of $800,000.

     On March 30, 2001 the Company issued 1,200,000 Class A Preference Shares-Series 2 (the "Series 2 Shares") for gross proceeds of $1.2 million, with a cumulative preferential annual dividend rate of 5%. The Series 2 Shares are redeemable by the Company, re-tractable after 5 years by the holder, and convertible anytime during the first 30 months from March 30, 2001 into 1 "Unit" at a rate of $1.25 per unit. Each unit consists of 1 Common Share and 1 Common Share purchase warrant exercisable at $1.50 to acquire 1 Common Share for a period of two years from conversion. After 30 months each "Unit" is convertible at the 10 day weighted average trading price of the Common Shares immediately prior to conversion (the "Conversion Price"). Each of such "Unit" consists of 1 Common Share and 1 Common Share purchase warrant exercisable at the Conversion Price plus 10%, and for a period of two years from conversion. During the fiscal year ended June 30, 2002 holders of 1,200,000 Series 2 Shares in the capital of the Company exercised their conversion rights and acquired 960,000 common shares and 960,000 common share purchase warrants. During the fiscal year ended June 30, 2002 holders exercised the common share purchase warrants for proceeds to the Company of $1.44 million.

     During the fiscal year ended June 30, 2002 holders of 1,200,000 Series 2 Preference shares in the capital of the Company exercised their conversion rights and acquired 960,000 common shares at $1.25 per share for total consideration of $1,200,000 and 960,000 common share purchase warrants with an exercise price of $1.50 per warrant. The holders, during the fiscal year ended June 30, 2002, exercised the 960,000 common share purchase warrants at $1.50 each for proceeds to the Company of $1,440,000.

     The Company issued two private placements of 350,000 units to third party investors, at a price of US$4.00 per unit on November 9, 2001 and November 16, 2001 respectively for gross proceeds of US$2.8 million. Each unit was comprised of 350,000 Common Shares and one-tenth of one Common Share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a purchase price of US$4.45 per Common Share exercisable for a period of six months after closing. On May 9, 2002, 35,000 warrants expired under their own terms and on May 16, 2002, 35,000 warrants expired under their own terms.

     On March 13, 2002 the Company issued 400,000 units at a price of US$4.00 per unit for gross proceeds of US$1.6 million. Each unit was comprised of one Common Share and one-tenth of one Common Share purchase warrant. Each whole warrant entitles the holder to purchase one Common Share at a purchase price of US$4.45 per Common Share exercisable for a period of one year after closing.

     For information regarding use of proceeds please refer to "Item 5 - B, Liquidity and Capital Resources".

SHAREHOLDER  PROPOSALS  AT  DECEMBER  30,  2002  MEETING
--------------------------------------------------------

     PROPOSED  SHARE  CONSOLIDATION

     At the Annual and Special Meeting of the Company to be held on December 30, 2002, the Company will be seeking advance shareholder approval for a reverse split of the Company's existing issued and outstanding Common Shares. To be approved, the special resolution must be passed by at least two-thirds of the votes cast by shareholders at the Meeting in respect of this special resolution. Management of the Company having regard to the recent decline in the share price, the listing standards, policies and requirements of the American Stock Exchange (the "Exchange") and the general need for flexibility to enhance future financing opportunities, have determined it would be in the best interests of the Company and its shareholders to approve a proposal for a reverse split. The reverse split, if approved, would consolidate the Company's issued and outstanding Common Shares in a range up to one (1) for three (3) (the "Ratio"). Once the Ratio is determined by the Board of Directors, the number of Common Shares each shareholder holds will be determined accordingly. The Ratio will be determined by the Board of Directors in good faith based upon all relevant factors, and the Board of Directors reserves the right to not proceed with the reverse split if it feels the action is not in the Company's best interest.

     Common Shares issued pursuant to the reverse split will be fully paid and non-assessable. The reverse split will not alter the relative voting and other rights of holders of the Common Shares, and each Common Share will continue to entitle the holder to one vote. As a result of the reverse split, the number of Common Shares presently outstanding will be consolidated. Current shareholders percentage ownership in the Company will remain essentially unchanged. No fractional shares will be issued in connection with the reverse split. The reverse split will not affect the Company's shareholders' equity as reflected on our financial statements, except to change the number of issued and outstanding Common Shares.

PROPOSED  APPROVAL  FOR  PRIVATE  PLACEMENTS

     At the Annual and Special Meeting of the Company to be held on December 30, 2002, the Company will also seek advance shareholder approval for share issuances by the Company, pursuant to one or more private placements. To be approved, the resolution must be passed by a majority of the votes cast by shareholders at the Meeting with respect to the resolution. Management of the Company is continuing to evaluate potential acquisitions and exploration and development opportunities to complement the existing operations of the Company and to enhance future growth. In order to find a suitable acquisition and or to provide working capital, the Company may be required to raise additional capital by way of one or more private placements with or without combined possible debt financing. The Company proposes that the private placement(s) for which advance approval is being sought be restricted to a maximum of 100% of the number of Common Shares issued and outstanding at the date of the this Annual Report, being 10,578,645 Common Shares. Any private placement proceeded with by the Company under the advance approval may be subject to regulatory and exchange approval and to the following additional restrictions:

(a) It must be completed within a twelve month period following the date the shareholder approval is given; and

(b) It must comply with applicable regulatory and exchange requirements and relevant private placement pricing rules.

     The Board of Directors of the Company do not necessarily intend to authorize the issuance of the entire number of shares authorized pursuant to the proposed resolution. The private placements will be negotiated only if the directors consider the terms reasonable in the circumstances and if the directors consider that the funds are required to maintain or expand the Company's operations. If approved by the shareholders, the resolution would permit the Board of Directors to issue such shares in one or more placements, at such price or prices and on such terms as the Board of Directors of the Company considers appropriate, subject to the restrictions referred to above.

PROPOSED  MODIFICATION  OF  STOCK  OPTION  PLAN

     At the Annual and Special Meeting of the Company to be held on December 30, 2002, management of the Company will propose a resolution that the maximum number of Common Shares of the Company eligible to be issued pursuant to the grant of options under the Company's Stock Option Plan be increased to 20% of the issued and outstanding Common Shares of the Company from time to time.

     To maximize the utility of the Plan, and to attract and retain, it is the view of the Board that it is desirable to increase the number of Common Shares eligible for issuance. Pursuant to applicable securities regulations, however, shareholder approval is required for any such amendment to the Plan. To be approved, the resolution must be passed by a majority of the votes cast by the shareholders at the Meeting with respect to this resolution.

ITEM  15.     CERTAIN  DISCLOSURES

CONTROL  AND  PROCEDURES

     Evaluation of disclosure controls and procedures. Within the 90-day period prior to the filing date of this Annual Report on Form 20-F, the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer believe that:

     The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports it files or submits to regulatory bodies with Canada and the United States is recorded, processed, summarized and reported with the time periods specified.

     That Company's disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's Chief Executive Officer and Chief Financial Officer, including the period when this Annual Report on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure.

     There have been no significant changes in the Company's internal controls or in other factor that could significantly affect the Company's internal controls subsequent to their evaluation, nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.


AUDIT  COMMITTEE  FINANCIAL  EXPERTS

     The mandate of the Audit Committee is formalized in a written charter. The members of the Audit Committee of the Board are Messrs. Naroola, Davey and Klyman (Chairman). Mr. Klyman has been a Chartered Accountant since 1952 and is a Life Member of the Canadian Institute of Chartered Accountants. Mr. Klyman has many years experience with compilation and review of financial statements and serves as a director on the boards of public companies including Academy Explorations Limited, Century Financial Capital Group Inc., and OSE Corp. Based on his professional certification and experience, the Board has designated Mr. Klyman as a "financial expert" under proposed Securities and Exchange Commission Rules.

     The audit committee's primary duties and responsibilities are to serve as an independent and objective party to monitor the Company's financial reporting process and control systems, review and appraise the audit activities of the Company's independent auditors, financial and senior management, and to review the lines of communication among the independent auditors, financial and senior management, and the Board of Directors for financial reporting and control matters.

     The mandate of the Audit Committee is formalized in a written charter (the "Charter"). No member of the Audit Committee is exempt from the Charter (Exhibit 3.68).

CODE  OF  CONDUCT

     The Company maintains a Corporate Code of Conduct and it is a fundamental policy of the officers and management (the "Employees") of the Company to conduct its business with honesty and integrity and in accordance with the highest legal and ethical standards. Employees include officers and management of the Company and its subsidiaries. Under the Code of Conduct it is the individual Employee's responsibility to exercise good judgement and act in a manner that will fulfil all legal requirements and will reflect favourably upon the Company. Employees are encouraged to comply with the spirit as well as the letter of the policy. In particular, Employees are prohibited from attempting to achieve indirectly (through the use of agents or other intermediaries) what is forbidden directly. No officer, director or member of management is exempt from the Code of Conduct. (Exhibit 3.69).


ITEM  16.     [RESERVED]


                                    PART III

ITEM  17.     FINANCIAL  STATEMENTS

     See the Consolidated Financial Statements and Exhibits listed in Item 19, and filed as a part of this Annual Report.


ITEM  18.     FINANCIAL  STATEMENTS

          Not  applicable.


ITEM  19.     FINANCIAL  STATEMENTS  AND  EXHIBITS

(a)     Financial  Statements,  including:

(i) Auditors' Report of BDO Dunwoody LLP on the consolidated financial statements for the years ended June 30, 2002, 2001 and 2000.

(ii)     Consolidated  Balance  Sheets  at  June  30,  2002  and  2001.

(iii) Consolidated Statements of Loss and Deficit for the years ended June 30, 2002, 2001 and 2000.

(iv) Consolidated Statements of Cash Flows for the years ended June 30, 2002, 2001, and 2000.

(v)     Summary  of  significant  accounting  policies.

(vi)     Notes  to  consolidated  financial  statements.

(vii) Interim Consolidated Statements of Operations and Deficit and Consolidated Statement of Changes in Financial Position for the three-month periods ended September 30, 2002 and 2001.



     ENERGY  POWER  SYSTEMS  LIMITED
     CONSOLIDATED  FINANCIAL  STATEMENTS
     FOR  THE  YEARS  ENDED  JUNE  30,  2002,  2001  AND  2000
     (EXPRESSED  IN  CANADIAN  DOLLARS)

     ENERGY  POWER  SYSTEMS  LIMITED
     CONSOLIDATED  FINANCIAL  STATEMENTS
     FOR  THE  YEARS  ENDED
     JUNE  30,  2002,  2001  AND  2000
     (EXPRESSED  IN  CANADIAN  DOLLARS)

     CONTENTS
--------------------------------------------------------


AUDITORS'  REPORT     2

COMMENTS  BY  AUDITOR  FOR  U.S.  READERS  ON
CANADA-U.S.  REPORTING  DIFFERENCE     3

CONSOLIDATED  FINANCIAL  STATEMENTS
Balance  Sheets     4
Statements  of  Loss  and  Deficit     5
Statements  of  Cash  Flows     6
Summary  of  Significant  Accounting  Policies     7-10
Notes  to  Consolidated  Financial  Statements     11-33

================================================================================

     AUDITORS'  REPORT

--------------------------------------------------------------------------------



TO  THE  SHAREHOLDERS  OF
ENERGY  POWER  SYSTEMS  LIMITED

We have audited the consolidated balance sheets of Energy Power Systems Limited as at June 30, 2002 and 2001 and the consolidated statements of loss and deficit and consolidated statements of cash flows for the years ended June 30, 2002, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian and U.S. generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and 2001 and the results of its operations and its cash flows for the years ended
June 30, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.



(signed)  BDO  Dunwoody  LLP

Chartered  Accountants

Toronto,  Ontario
August  29,  2002

================================================================================


     COMMENTS  BY  AUDITOR  FOR  U.S.  READERS
     ON  CANADA-U.S.  REPORTING  DIFFERENCE

--------------------------------------------------------------------------------






In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change described in Note 5 to the financial statements. Our report to the shareholders dated August 29, 2002 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the Auditors' Report when the change is properly accounted for and adequately disclosed in the financial statements.




(signed)  BDO  Dunwoody  LLP

Chartered  Accountants

Toronto,  Ontario
August  29,  2002


============================================================================================
                                                                ENERGY POWER SYSTEMS LIMITED
                                                                 CONSOLIDATED BALANCE SHEETS
                                                             (EXPRESSED IN CANADIAN DOLLARS)

JUNE 30                                                             2002           2001
--------------------------------------------------------------------------------------------
ASSETS

CURRENT
Cash and cash equivalents                                       $  5,610,621   $  1,242,621
Marketable securities (market value $283,800; $255,290 - 2001)       283,800        221,213
Accounts receivable (Note 1)                                       5,218,201      4,331,086
Inventories and work in progress                                   2,652,816      1,039,853
Due from co-venturer (Note 6)                                        159,110        208,652
Prepaid expenses                                                      59,618         67,329
Investment (Note 2)                                                        -      3,500,000
Future income tax asset (Note 11)                                     61,473        235,000
                                                                 ---------------------------
                                                                  14,045,639     10,845,754
INVESTMENT (Note 2)                                                3,500,000              -
OIL AND GAS PROPERTIES (Note 3)                                    4,400,078      2,017,493
CAPITAL ASSETS (Note 4)                                            2,834,859      3,268,096
FUTURE INCOME TAX ASSET (Note 11)                                    533,527        862,000
GOODWILL (Note 5)                                                          -      2,056,832
                                                                 --------------------------
                                                                $ 25,314,103   $ 19,050,175
===========================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT
Bank indebtedness (Note 7)                                      $  1,462,766   $    829,001
Accounts payable and accrued liabilities                           4,022,114      4,200,868
Due to shareholders (Note 8)                                         628,346      1,162,403
Current portion of long term debt (Note 9)                           185,925        182,151
Future income tax liability (Note 11)                                432,490        266,000
                                                                 --------------------------
                                                                   6,731,641      6,640,423
DUE TO SHAREHOLDERS (Note 8)                                               -        350,000
LONG-TERM DEBT (Note 9)                                              501,670        646,311
FUTURE INCOME TAX LIABILITY (Note 11)                                 22,110         56,000
                                                                 --------------------------
                                                                   7,255,421      7,692,734
                                                                 --------------------------
SHAREHOLDERS' EQUITY
Share capital (Note 10)                                           42,096,732     32,207,289
Deficit                                                          (24,038,050)   (20,849,848)
                                                                 --------------------------
                                                                  18,058,682     11,357,441
                                                                 --------------------------
                                                                $ 25,314,103   $ 19,050,175
===========================================================================================



On  behalf  of  the  Board:

(signed)  Sandra  J.  Hall
---------------------------
     Director


(signed)  James  C.  Cassina
----------------------------
     Director

   The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.


===========================================================================================
                                                               ENERGY POWER SYSTEMS LIMITED
                                                CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                                                            (EXPRESSED IN CANADIAN DOLLARS)


FOR THE YEARS ENDED JUNE 30                         2002           2001           2000
-------------------------------------------------------------------------------------------
REVENUE                                         $ 22,010,321   $ 19,083,808   $ 18,924,369

COST OF SALES AND OIL AND GAS OPERATING COSTS
(including amortization of capital assets and
depletion $574,208; 2001 - $258,629; 2000 - $    211,703)
                                                  19,037,135     16,571,162     15,127,539
                                               -------------------------------------------
GROSS PROFIT                                       2,973,186      2,512,646      3,796,830
                                               -------------------------------------------

EXPENSES
Administrative expenses                            4,191,316      2,626,513      4,344,657
Amortization of goodwill                                   -        261,258        261,258
Amortization of capital assets                       124,405        157,111        154,416
Interest                                              78,334        165,965        100,588
Interest on long term debt                            57,675         90,523        113,959
                                               -------------------------------------------

                                                   4,451,730      3,301,370      4,974,878
                                               -------------------------------------------

LOSS FROM CONTINUING OPERATIONS BEFORE
THE FOLLOWING UNDERNOTED ITEMS                    (1,478,544)      (788,724)    (1,178,048)
OTHER INCOME (Note 12)                             1,258,677         66,218         72,486
WRITE DOWN OF INACTIVE CAPITAL ASSETS               (316,668)    (1,500,000)             -
                                               -------------------------------------------
NET LOSS FROM CONTINUING OPERATIONS BEFORE
INCOME TAXES                                        (536,535)    (2,222,506)    (1,105,562)
                                               -------------------------------------------
INCOME TAXES (Note 11)
Current                                              (39,765)             -         36,045
Future                                               634,600     (1,248,100)       330,300
Utilization of loss carryforwards                          -              -        (35,000)
                                               -------------------------------------------
                                                     594,835     (1,248,100)       331,345
                                               -------------------------------------------
NET LOSS FROM CONTINUING OPERATIONS               (1,131,370)      (974,406)    (1,436,907)

LOSS FROM DISCONTINUED OPERATIONS (Note 20)                -     (2,660,510)    (1,250,992)
                                               -------------------------------------------
NET LOSS FOR THE YEAR                             (1,131,370)    (3,634,916)    (2,687,899)
==========================================================================================
DEFICIT, beginning of year                       (20,849,848)   (17,214,932)   (14,527,033)

TRANSITIONAL IMPAIRMENT LOSS (Note 5)             (2,056,832)             -              -
                                               -------------------------------------------
DEFICIT, beginning of year, as restated          (22,906,680)   (17,214,932)   (14,527,033)
                                               -------------------------------------------
DEFICIT, end of year                            $(24,038,050)  $(20,849,848)  $(17,214,932)
==========================================================================================
NET LOSS FROM CONTINUING OPERATIONS
PER SHARE (Note 16)                             $      (0.17)  $      (0.23)  $      (0.46)
==========================================================================================
NET LOSS FOR THE YEAR PER SHARE (Note 16)       $      (0.17)  $      (0.85)  $      (0.86)
==========================================================================================


   The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.


===========================================================================================
                                                               ENERGY POWER SYSTEMS LIMITED
                                                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                            (EXPRESSED IN CANADIAN DOLLARS)


FOR THE YEARS ENDED JUNE 30                            2002          2001          2000
-------------------------------------------------------------------------------------------
CASH FLOWS PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Net loss from continuing operations for the year   $(1,131,370)  $  (974,406)  $(1,436,907)
Adjustments to reconcile net loss to net cash
provided by operating activities
Amortization of goodwill                                     -       261,258       261,258
Amortization of capital assets and depletion           698,613       415,740       366,119
Income taxes                                           634,600    (1,248,100)      330,300
Loss on sale of capital assets                          (7,895)        7,796         1,825
Gain on sale of marketable securities                  (22,311)            -             -
Valuation provision on marketable securities           108,376             -             -
Unrealized foreign exchange loss                             -             -        50,000
Write down of inactive capital assets                  316,668     1,500,000             -
Professional fees settled by issuance of
shares                                                       -             -       225,000
Net change in non-cash working capital
balances (Note 13)                                  (2,617,222)   (1,223,064)      160,235
                                               -------------------------------------------
Cash used by operating activities
from continuing operations                          (2,020,541)   (1,260,776)      (42,170)
Cash used by discontinued operations                         -       (52,278)   (2,487,076)
                                               -------------------------------------------
                                                    (2,020,541)   (1,313,054)   (2,529,246)
                                               -------------------------------------------
INVESTING ACTIVITIES
Purchase of marketable securities, net                (148,652)     (221,213)            -
Due from co-venturers                                   49,542       (91,968)            -
Purchase of oil and gas assets                      (2,759,206)   (1,727,857)            -
Purchase of capital assets                            (163,087)     (213,991)     (181,447)
Proceeds from sale of capital assets                    22,900        27,000        55,500
Other assets                                                 -     3,355,025       598,318
Restricted cash                                              -             -     2,095,984
Investing activities of discontinued operations              -        22,900     4,028,962
                                               -------------------------------------------
                                                    (2,998,503)    1,149,896     6,597,317
                                               -------------------------------------------
FINANCING ACTIVITIES
Bank indebtedness                                      633,765       321,779      (135,854)
Long term debt, net                                   (198,207)     (277,187)     (469,954)
Due to related parties                                       -             -       490,098
Advances from(repayments to) shareholders             (404,057)   (1,930,057)      282,137
Issuance of common shares                            9,355,543     1,350,000             -
Issuance of preference shares                                -       250,000             -
Financing activities of discontinued operations              -       (79,803)   (2,700,596)
                                               -------------------------------------------
                                                     9,387,044      (365,268)   (2,534,169)
                                               -------------------------------------------
NET INCREASE (DECREASE) IN CASH DURING THE YEAR      4,368,000      (528,426)    1,533,902

CASH AND CASH EQUIVALENTS, beginning of year         1,242,621     1,771,047       237,145
                                               -------------------------------------------
CASH AND CASH EQUIVALENTS, end of year             $ 5,610,621   $ 1,242,621   $ 1,771,047
==========================================================================================



SEE  SUPPLEMENTARY  CASH  FLOW  INFORMATION  (Note  13  (a))

   The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

================================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
NATURE  OF  BUSINESS
AND  PRINCIPLES  OF
CONSOLIDATION
     Energy Power Systems Limited ("EPS" or the "Company") is a corporation amalgamated under the laws of the Province of Ontario. The Company's business focus is to explore and develop oil and gas reserves. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries M&M Engineering Limited ("M&M") and its wholly-owned subsidiary M&M Offshore Limited ("MMO") whose business focus is engineering mechanical contracting and steel fabrication in Newfoundland.

     Pursuant to Articles of Amendment dated February 2, 2001 the Company changed its name from Engineering Power Systems Limited to Energy Power Systems Limited.

     During fiscal 2001 the Company decided to discontinue efforts to act as a developer of independent power projects. The Company is seeking a developer who will purchase its interest in the Karnataka Project. In addition, the Company intends to monetize its investment in the Andhra Pradesh Project. This segment has been treated as discontinued operations for accounting purposes (see Note
20). As such the operations of the Company's Power Division have been excluded from the consolidated statement of loss and deficit from continuing operations in current and prior periods.

     During fiscal 2000, EPS disposed of its interests in Merlin Engineering A.S. ("Merlin") and divested ASI Holdings Inc. ("ASIH"). These operations have been treated as discontinued operations for accounting purposes (see Note 20). As such, the operations of Merlin and ASIH have been excluded from the consolidated statement of loss and deficit from continuing operations in current and prior periods.

     These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.

OIL  AND  GAS
PROPERTIES
     The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

     Costs capitalized, together with the costs of production equipment, are depleted on the unit-of-production method based on the estimated gross proved reserves. Petroleum products and reserves are converted to equivalent units of natural gas at approximately 6,000 cubic feet to 1 barrel of oil.

================================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
OIL  AND  GAS
PROPERTIES  -
(CONTINUED)

     Costs acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

     Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion. Alberta Royalty Tax Credits are included in oil and gas sales.

     In applying the full cost method, the Company performs a ceiling test which restricts the capitalized costs less accumulated depletion and amortization from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, as determined by independent engineers, based on sales prices achievable under existing contracts and posted average reference prices in effect at the end of the year and current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes.

ROYALTIES
     As is normal to the industry, the Company's production is subject to crown, freehold and overriding royalties, and mineral or production taxes. These amounts are reported net of related tax credits and other incentives available.

ENVIRONMENTAL  AND
SITE  RESTORATION
COSTS
     A provision for environmental and site restoration costs is made when restoration requirements are established and costs can be reasonably estimated. The balance of future salvage value of assets is netted against the future site restoration accrual. The accrual is based on management's best estimate of these future costs on the ratio of actual production to proved producing reserves.

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

================================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
REVENUE
RECOGNITION
     Industrial  and  Offshore  Division

     Revenue from engineering construction and fabrication contracts is recognized on the percentage of completion method. The percentage of completion method recognizes revenue by assessing the value of the work performed in relation to the total estimated cost of the contract based on the contract value. Contract costs include all direct material and labour costs and those indirect costs related to contract performance such as supplies, tools and repairs. Administrative and general overheads are charged to expense as incurred. Contract losses are provided for in full in the year in which they become apparent.

     Oil  and  Gas  Division

     Oil and gas revenue is recognized on actual production, and upon delivery of the product to the customer based on the operators' reports.

MARKETABLE
SECURITIES
     Marketable securities are valued at the lower of cost or market on a portfolio basis.

INVESTMENT
     The investment in Konaseema EPS Oakwell Power Limited ("KEOPL") is recorded at expected net recoverable amount. The actual recoverable amount is dependent on future events and could differ materially from the actual amount recovered.

INVENTORIES
     Inventories of finished goods are valued at the lower of cost and net realizable value. Raw materials are valued at the lower of cost and replacement cost.

JOINT  VENTURES
     The Company uses the proportionate consolidation method to account for its non oil and gas joint ventures.

     The majority of the Company's petroleum and natural gas exploration activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

CAPITAL  ASSETS
     Capital assets consist primarily of fabrication buildings, office equipment, and manufacturing equipment. These assets are recorded at cost less accumulated amortization and write down for impairment.

     Capital assets are amortized on the declining balance basis over their estimated useful lives at the following rates:

            Buildings                           3%
            Manufacturing equipment            20%
            Tools and equipment                20%
            Office equipment                   20%
            Vehicles                           30%
            Paving                              7%
            Equipment under capital leases     20%
================================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------

GOODWILL
     Goodwill represents the excess purchase price paid for business combinations over the value assigned to identifiable net assets acquired. Goodwill is tested for impairment at least annually and an impairment loss is recognized when the carrying amount of the goodwill of a reporting unit exceeds the fair value of the goodwill. The fair value of the reporting unit is obtained using the present value of expected cash flows.

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

STOCK  BASED
COMPENSATION
     The Company has established a stock option plan (the "Plan") for directors, officers and key employees. No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

CASH  AND  CASH
EQUIVALENTS
     Cash and cash equivalents consist of cash on hand, bank balances and investments in money market instruments with maturities of three months or less.

================================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
1.     ACCOUNTS  RECEIVABLE


Receivables  consist  of  the  following:

                                                    2002        2001
                                              ----------------------
Trade                                         $4,930,847  $4,161,427
Holdbacks                                        287,354     169,659
                                              ----------------------
                                              $5,218,201  $4,331,086
                                              ======================





2.     INVESTMENT


Investment  consists  of  the  following:

                                                         2002        2001
                                                   ----------------------
Investment in Konaseema EPS Oakwell Power Limited  $3,500,000  $3,500,000
                                                   ----------------------
Less: current portion                                       -   3,500,000
                                                   ----------------------
Long term portion                                  $3,500,000  $        -
                                                   ======================



The Company owns 11,348,200 ordinary equity shares of Rs. 10 each, of Konaseema EPS Oakwell Power Limited ("KEOPL") (the "KEOPL Shares"), a company incorporated in India, which is developing the Andhra Pradesh Project. Pursuant to the Revised VBC Agreement dated August 10, 2000 between the Company, VBC Group ("VBC"), KEOPL's parent company, and KEOPL, VBC shall purchase the Company's investment in KEOPL for INR 113,482,000 (approximately Cdn. $3,500,000) on or before June 30, 2002 if the Company offers its KEOPL Shares to VBC prior to June 30, 2002.

On May 3, 2002, the Company, pursuant to the Revised VBC Agreement, offered and tendered the KEOPL Shares to VBC for purchase on or before June 30, 2002. On July 1, 2002, VBC raised a dispute regarding the purchase and sale of the KEOPL shares.

The Company is pursuing legal remedies against VBC to effect the purchase and sale of the KEOPL shares to VBC. The Company estimates that the carrying amounts of the investment in KEOPL will be fully recovered. The actual recoverable amount is dependent upon future events and could differ materially from the amount estimated by management.

================================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
3.     OIL  AND  GAS  PROPERTIES

During the year, the Company commenced an exploration and drilling program resulting in expenditures of $2,759,206. During the previous year the Company acquired various working interests in producing and non-producing oil and gas properties in Alberta, Ontario and Prince Edward Island. As consideration, the Company paid $1,727,857 cash and issued 90,000 common shares for $335,000. These properties are carried at cost set out below:


Petroleum  and  natural  gas  properties  and  equipment
                                             ACCUMULATED
                                            DEPLETION AND   NET BOOK
                             COST            AMORTIZATION     VALUE
                           -----------------------------------------
June 30, 2002                  $4,822,063  $     421,985  $4,400,078
                           =========================================
June 30, 2001                  $2,062,857  $      45,364  $2,017,493
                           =========================================




As at June 30, 2002, costs of acquiring unproved properties in the amount of $1,186,516 (2001 - $376,842) were excluded from depletion calculations.

The Company is required to fund its share of costs and expenses. Failure to fund expenditures will in some cases result in a dilution of its interests.

--------------------------------------------------------------------------------
4.     CAPITAL  ASSETS


Capital  assets  consists  of  the  following:
     2002     2001

                                             ACCUMULATED                Accumulated
                                   COST     AMORTIZATION      Cost     Amortization
Land                            $  342,884  $           -  $  544,009  $           -
Building                         2,139,887        623,270   2,643,700        935,005
Manufacturing equipment            764,482        671,672     755,032        645,057
Tools and equipment              1,164,421        869,526   1,087,315        805,440
Office equipment                   311,029        217,999     281,107        200,264
Vehicles                           199,805        150,625     204,707        137,452
Paving                              37,460         15,999      36,152         14,433
Equipment under capital leases     879,687        455,705     811,907        358,182
                                ----------------------------------------------------
                                 5,839,655      3,004,796   6,363,929      3,095,833
                                ----------------------------------------------------
Net book value                                 $2,834,859              $   3,268,096
                                               =====================================




The Company's ownership in the building located in Port aux Basques, Newfoundland, which is an inactive asset with a carrying amount of $100,000 (2001 - $407,705) may be subject to a third party debenture of $500,000 on the leasehold interest that expires on December 22, 2008. The Company's position with respect thereto is that it does not believe the debenture holder's security interest is valid.
================================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
5.     GOODWILL

     During the year, the Company adopted the recommendations of the new CICA Handbook Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangibles. As a result of applying the new standards, management determined that the value of goodwill was impaired and accordingly a transitional impairment loss $2,056,832 has been charged to opening deficit. Goodwill had previously been amortized over 10 years.

     Goodwill is recorded net of the transitional impairment loss of $2,056,832 and accumulated amortization prior to adoption of $615,417 (2001 - $615,417).

     The adjusted net loss, basic loss per share from continuing operations and basic loss per share for comparative fiscal years ending June 30, 2001 and 2000 if no amortization was recorded in those years are as follows:



                                                  2002          2001          2000
                                            --------------------------------------
Reported net loss               $           (1,131,370)  $(3,634,916)  $(2,687,899)

Add back:   Goodwill amortization                    -       261,258       261,258
                                            ---------------------------------------
Adjusted net loss               $           (1,131,370)  $(3,373,658)  $(2,426,641)
                                            =======================================

Basic loss per share:
Reported net loss for the year  $                (0.17)  $     (0.85)  $     (0.86)
Goodwill amortization                                -          0.06          0.08
                                             --------------------------------------
Adjusted net loss for the year  $                (0.17)  $     (0.79)  $     (0.78)
                                             ======================================

--------------------------------------------------------------------------------


6.     JOINT  VENTURES

The Company's subsidiary, M&M, carries on part of its business in four joint ventures, Newfoundland Service Alliance Inc. ("NSA"), a 20% owned joint venture Magna Services Inc. ("Magna"), a 50% owned joint venture, Liannu, a limited partnership, which the Company owns 49% and acts as the general partner and North Eastern Contractors Limited, a 50% joint venture.

================================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
6.     JOINT  VENTURES  -  (CONTINUED)

During the 2002 fiscal year the Company recorded $1,584,865 (2001 - $1,354,170) of revenue from NSA and eliminated on proportionate consolidation $330,180 (2001
- $225,695). The Company also recorded revenue from Magna of $ Nil (2001 - $166,836) and eliminated $ Nil (2001 - $83,418).

The following is a summary of the combined financial information relating to the Company's proportionate interest in these joint ventures, unadjusted for transactions between the joint venture and the Company:


                                                 PROPORTIONATE SHARE OF JOINT
                                              VENTURES' FINANCIAL INFORMATION


                                                            2002         2001
                                                -----------------------------
Balance sheet
Current assets                                      $ 1,215,722   $  562,138
Non current assets                                        3,636        4,375
Current liabilities                                  (1,206,601)    (555,763)

Operations
Revenue                                               2,932,433    2,860,599
Operating expenses and amortization                   2,932,564    2,860,429
Net income                                                 (131)         170

Cash flows
Operating activities                                   (117,249)    (179,002)
Investing activities                                     19,000       75,966
Financing activities                                     50,000          (51)

--------------------------------------------------------------------------------

7.     BANK  INDEBTEDNESS

Bank indebtedness of M&M represents a revolving credit facility payable on demand and bears interest at prime plus 2.25% from November 15, 2001 and prime plus 2.0% for previous periods (average 2002 - 6.26%; 2001 - 8.66%).

The bank indebtedness is collateralized by a general assignment of accounts receivable and inventory, a demand debenture providing a second fixed charge over property and immovable equipment, a first fixed charge over certain equipment and a floating charge over all assets.

The credit agreement which M&M has with the bank contains certain restrictive covenants with respect to maintenance of certain financial ratios, declaration and payment of dividends, advancement of funds to and from related parties and acquisition of unfunded capital assets in excess of $400,000 (2001 - $400,000). As at June 30, 2002 M&M was in compliance with these covenants.

During 2002, one of M&M's joint ventures obtained a credit facility in the amount of $150,000, which is repayable on demand and bears interest at the bank's prime lending rate plus 2.00% per annum. As security for this facility, M&M postponed its claim for $50,000 owed to them by the joint venture until repayment of the credit facility to the bank and provided a guarantee of $75,000 (see also Note 18).

================================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
8.     DUE  TO  SHAREHOLDERS

The amount due to shareholders is comprised of a non-interest bearing promissory note of $313,300 (2001 - $989,172) and a non-interest bearing amount due to a shareholder of $315,046 (2001 - $523,231).

The  promissory  notes  were  fully  repaid  subsequent  to  June  30,  2002.
--------------------------------------------------------------------------------


9.     LONG-TERM  DEBT

                                                               2002         2001
                                                      ---------------------------
Roynat Inc. mortgage maturing in 2008 with interest at Roynat cost of funds plus 3.25% ( 2002 - 6.26%; 2001 - 9.24%)
repayable in monthly principal payments of $7,000, plus
interest.  The mortgage is collateralized by a first charge
on land and building of M&M, and a floating charge on
all other assets subject to a prior  floating charge in
favour of the Canadian Imperial Bank of Commerce (see
Note 7)                                                    $  521,400   $605,400
Capital leases on equipment, with interest at 5.4% to
16.3% (2001 - 7.2% to 16.7%) compounded semi-
annually, repayable in blended monthly payments of
  10,200 (2001 - $10,000)                                     166,195    223,062
                                                       --------------------------
                                                              687,595    828,462
Less:  Current portion                                        185,925    182,151
                                                       ---------------------------
                                                           $  501,670   $646,311
                                                        ===========================



Principal repayments on long-term debt in each of the next five years are estimated as follows:

                 2003                $185,925
                 2004                 120,808
                 2005                 106,978
                 2006                  88,484
                 2007 and thereafter  185,400

================================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------

10.     SHARE  CAPITAL

     (a)     Authorized

Unlimited  Common  shares,  without  par  value
Unlimited  Class  A  Preference  shares,  Series  1
Unlimited  Class  A  Preference  shares,  Series  2


(b)     Issued
                                                       NUMBER OF
                                                          SHARES     CONSIDERATION
                                                      ----------------------------
Common shares

Balance, as at June 30, 2000                             12,670,678   $29,322,289

Returned to treasury                                        (25,000)            -
Issued pursuant to a private placement (i)                8,000,000       800,000
Share consolidation (ii)                                (15,482,259)            -
Warrants exercised                                        1,000,000       520,000
Options exercised (iii)                                      20,000        30,000
Issued for acquisition of oil and gas property (iv)          90,000       335,000
                                                        --------------------------
Balance, as at June 30,2001                               6,273,419    31,007,289

Issued pursuant to a private placement (v), net of
issue costs of $273,525                                   1,100,000     6,668,993
Warrants exercised                                        1,960,000     2,240,000
Options exercised (vi)                                      277,500       926,550
Settlement of professional fees (vii)                         7,726        53,900
Conversion of Preference shares (viii)                      960,000     1,200,000
                                                         -------------------------
Balance, as at June 30, 2002                             10,578,645   $42,096,732
                                                         =========================
Class A Preference shares, Series 2

Issued for cash and settlement of debt (viii)
during 2001 and balance, as at June 30, 2001                960,000   $ 1,200,000

Conversion to common shares                                (960,000)   (1,200,000)
                                                         -------------------------
Balance, as at June 30, 2002                                      -   $         -
                                                         =========================
Total issued share capital as at June 30, 2001                     $   32,207,289
                                                                   ===============
Total issued share capital as at June 30, 2002                     $   42,096,732
                                                                   ===============


================================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
10.     SHARE  CAPITAL  -  (CONTINUED)

(i) On December 28, 2000 the Company issued 8,000,000 pre-consolidated units from treasury to arms length parties. Each unit was ascribed a value of $0.10 and was comprised of one common share, a 1/2 Series A common share purchase warrant and a 1/2 Series B common share purchase warrant. Each whole post consolidated Series A common share purchase warrant and each whole post consolidated Series B common share purchase warrant entitles the holder thereof to purchase one common share at a price of $0.52 per share and $0.80 per share respectively on or before December 28, 2002 and January 16, 2003 respectively.

(ii) On September 12, 2000, at a Special Meeting of Shareholders of the Company, the shareholders approved the consolidation of the Company's issued common shares on the basis that every four (4) pre-consolidation common shares will be converted into one (1) post-consolidation common share. On February 2, 2001 the Company filed Articles of Amendment consolidating the issued common shares on a one for four basis.

(iii) On February 6, 2001 the Company issued 20,000 options to a consultant for professional services. On June 6, 2001 the consultant exercised the 20,000 options for consideration of $30,000.

(iv) On June 30, 2001 the Company issued 90,000 common shares from treasury to an arms length party for consideration of $335,000 for the acquisition of producing and non-producing oil and gas properties.

(v) During the year the Company entered into three private placements with arms length parties as follows:

(a) The Company issued two allotments of 350,000 units at a price of US $4.00 per unit on November 9, 2001 and November 16, 2001 respectively for gross proceeds of US $2.8 million. Each unit was comprised of 350,000 common shares and one-tenth of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a purchase price of US $4.45 per common share exercisable for a period of six months after closing. On May 9, 2002, 35,000 warrants expired under their own terms and on May 16, 2002, 35,000 warrants expired under their own terms.

(b) On March 13, 2002 the Company issued 400,000 units at a price of U.S. $4.00 per unit for gross proceeds of US $1.6 million. Each unit was comprised of one common share and one-tenth of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a purchase price of US $4.45 per common share exercisable for a period of one year after closing.

(vi) On October 4, 2001 the Company issued 20,000 options to a consultant for professional services. On November 12, 2001 the consultant exercised the 20,000 options for consideration of $85,000. On November 8th, and 12th consultants exercised 4,000 and 20,000 options respectively for total proceeds of $96,000. During the year employees of the Company exercised a total of 233,500 options for total consideration of $745,550.

(vii) On October 19, 2001 the Company issued 7,726 common shares for total consideration of $53,900 to a former professional engaged by the Company for settlement of professional fees.
================================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
10.     SHARE  CAPITAL  -  (CONTINUED)

(viii) On February 2, 2001 the Company issued 960,000 Class A Preference shares, Series 2 from treasury to arms length parties. Each Series 2 share carries a 5% cumulative preferred annual dividend. Each Series 2 share is convertible during the first 30 months from the date of issuance into one unit of the Company at the rate of $1.25 per unit. Each unit is comprised of one common share and one common share purchase warrant. Each common share purchase warrant is exercisable at $1.50 for one common share for a period of two years after conversion. After 30 months each Series 2 share is convertible into one unit at the weighted average price of the market value of the Company's common shares during the period 10 days prior to conversion (the "Conversion Price"). Each unit is comprised of one common share and one common share purchase warrant exercisable at 10% above the Conversion Price for one common share for a period of two years after conversion. As consideration, $950,000 of promissory notes payable to the shareholders were applied to shareholder loans and $250,000 of cash was received.

     During the year holders of 960,000 Series 2 Preference shares in the capital of the Company exercised their conversion rights and acquired 960,000 common shares at $1.25 per share for total consideration of $1,200,000 and 960,000 common share purchase warrants with an exercise price of $1.50 per warrant. The holders subsequently exercised the 960,000 common share purchase warrants at $1.50 each for proceeds to the Company of $1,440,000.

(c)     Warrants


The following common share purchase warrants are outstanding as at June 30, 2002:

                                 NUMBER OF
                                   WARRANTS    EXPIRY DATE          PRICE
                                     96,000    October 4, 2002  $    9.60
                                     40,000    March 13, 2003    US $4.45





The  continuity  of  the  common  share  purchase  warrants  is  as  follows:


                                                        NUMBER OF
                                                        WARRANTS
Balance, as at June 30, 2000                            4,523,885

Share consolidation (Note 10 (b)(ii))                  (3,392,914)
Cancelled                                                (812,054)
Issued to non-controlling shareholders                  2,000,000
Exercised                                              (1,000,000)
                                                      ------------
Balance, as at June 30, 2001                            1,318,917

Issued to non-controlling shareholders                    110,000
Issued upon conversion of Series 2 Preference shares      960,000
Exercised                                              (1,960,000)
Expired                                                  (292,917)
                                                       -----------
Balance, as at June 30, 2002                              136,000
                                                       ===========



================================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
10.     SHARE  CAPITAL  -  (CONTINUED)

(d)     Stock  Option  Plan

The Company has a Stock Option Plan (the "Plan") to provide incentive for the directors, officers, employees, consultants and service providers of the Company and its subsidiaries. The maximum number of shares which may be set aside for issuance under the Plan is 800,000 common shares (2001 - 281,250 common shares). Under the Plan, the Company has granted the following stock options as at June 30, 2002:


                                              NUMBER OF   EXERCISE       EXPIRY
                        HOLDER                  OPTIONS      PRICE         DATE
          Directors and employees         274,000      $ 6.30     January 8, 2006
          Consultant                       21,000        4.00       June 14, 2005





The  continuity  of  stock  options  is  as  follows:
                                                      WEIGHTED
                                                       AVERAGE
                                      NUMBER OF       EXERCISE
                                        OPTIONS          PRICE
Balance, June 30, 2000                  422,500         $ 4.02

Share consolidation (Note 10 (b)(ii))  (316,875)         16.07
Cancelled                              (105,625)         16.07
Issued                                  275,000           2.73
Exercised                               (20,000)          1.50
                                       -----------------------
Balance, June 30, 2001                  255,000           2.82
                                        ----------------------
Issued                                  342,500           6.18
Expired                                 (25,000)          4.00
Exercised                              (277,500)          3.34
                                       -----------------------
Balance, June 30, 2002                  295,000         $ 6.14
                                       =======================



All  options  are  vested  and  exercisable.

================================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
11.     INCOME  TAXES

Effective July 1, 2000, the Company changed its method of accounting for income taxes from the deferral method to the liability method. The liability method requires that accumulated tax balances be adjusted to reflect changes in the tax rates. This standard was applied retroactively; however, the difference was insignificant.


Significant components of the Company's future tax assets and liabilities are as follows:


                                       2002          2001
                               --------------------------
FUTURE INCOME TAX ASSETS:
Non-capital loss carryforwards  $ 4,016,968   $ 3,698,000
Capital losses                    2,340,635     2,465,000
Oil and gas properties              578,230        20,000
                                --------------------------
                                  6,935,833     6,183,000
Non-capital losses applied         (773,833)      (21,000)
Valuation allowance              (5,567,000)   (5,065,000)
                                --------------------------
                                $   595,000   $ 1,097,000
                                ==========================
Current portion                 $    61,473   $   235,000
                                ==========================
Long term portion               $   533,527   $   862,000
                                ==========================
FUTURE INCOME TAX LIABILITIES
Capital assets                  $  (119,375)  $   (56,000)
Work in progress                   (985,495)     (196,000)
Holdbacks                          (123,563)      (91,000)
                                --------------------------
                                 (1,228,433)     (343,000)
Non capital losses applied          773,833        21,000
                                --------------------------
                                $  (454,600)  $  (322,000)
                                ==========================
Current portion                 $  (432,490)  $  (266,000)
                                ==========================
Long term portion               $   (22,110)  $   (56,000)
                                ==========================

================================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)
JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
11.     INCOME  TAXES  -  (CONTINUED)


The  Company's  provision  for  income  taxes  is  comprised  as  follows:


                                                 2002         2001          2000
                                              --------------------------------------
Net loss from continuing operations           $(536,535)  $(2,222,506)  $(1,105,562)
                                              ======================================
Combined federal and provincial income tax
rate                                                 39%           43%           45%
                                              ======================================
Recovery of income tax calculated at
statutory rates                               $(209,249)  $  (955,678)  $  (497,502)
Increase (decrease) in taxes resulting from:
Non-deductible expenses                          21,263       672,578       461,000
Amortization of goodwill                              -       112,000       118,000
Depletion of oil and gas properties             146,883        20,000             -
Other                                           133,938             -      (352,498)
Benefits of previously unrecorded losses              -    (1,097,000)            -
Losses not recognized for income
 tax purposes                                         -             -       602,345
Valuation allowance adjustment                  502,000             -             -
                                              --------------------------------------
Provision for income taxes                    $ 594,835   $(1,248,100)  $   331,345
                                              ======================================





The  Company  and  its  subsidiaries  have  non-capital  losses of approximately
$10,200,000 which are available to reduce future taxable income. These non-capital losses expire as follows:

               2003                                               $26,000
               2004                                               887,000
               2005                                             2,900,000
               2006                                             1,938,000
               2007                                             1,427,000
               2008                                             1,580,000
               2009                                             1,442,000



--------------------------------------------------------------------------------
12.     OTHER  INCOME

Included in other income is a litigation settlement of $650,000 related to a claim against a company with respect to an asset purchase agreement. Also included is an overprovision for costs related to the Port aux Basques property settled for $214,500 less than accrued. The balance of other income relates mainly to credits received for workers compensation adjustments of prior years.

--------------------------------------------------------------------------------
13.     CHANGES  IN  WORKING  CAPITAL  AND  NON-CASH  TRANSACTIONS


Non-cash working capital transactions relating to funds from operations are as follows:


                                              2002          2001         2000
                                          --------------------------------------
Accounts receivables                      $  (887,115)  $  (997,513)  $(580,536)
Inventories and work in progress           (1,612,963)      485,491    (168,205)
Prepaid expenses                                7,711        13,758      (6,195)
Accounts payable and accrued liabilities     (124,855)     (724,800)    915,171
                                          --------------------------------------
                                          $(2,617,222)  $(1,223,064)  $ 160,235
                                          ======================================



================================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
13.     CHANGES  IN  WORKING  CAPITAL  AND  NON-CASH  TRANSACTIONS  (CONTINUED)


(a)     Supplemental  Cash  Flow  Information


                                      2002      2001      2000
                                  ----------------------------
Cash paid for interest            $136,009  $256,488  $241,247
Cash paid for taxes                   -         -       19,501



(b)     Non-Cash  Transactions


     The  Company  entered  into  the  following  non-cash  transactions:

                                        2002      2001      2000
                                      ----------------------------
Shares issued pursuant to settlement
of professional fees                  $53,900      $-     $225,000
Shares issued pursuant to private
placement in settlement of
promissory notes                          -      950,000   768,000
Shares issued pursuant to exercise
of warrant in settlement of
promissory notes                       480,000      -         -
Shares issued to former subsidiary,
Merlin                                   -         -      400,000
Shares issued for acquisition of Oil
and Gas Properties                       -      335,000      -
Capital assets purchased through
capital leases                         57,340    95,694   172,755





--------------------------------------------------------------------------------
14.     COMMITMENTS

Operating  Leases


The Company has entered into agreements to lease vehicles and office equipment for various periods until the year 2007. The minimum rental commitments under operating leases are estimated as follows:

            2003                                        $90,489
            2004                                         55,460
            2005                                         22,000
            2006                                          7,276
            2007                                          3,032
                                                     ----------
                                                        178,257
                                                     ==========

================================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
15.     FINANCIAL  INSTRUMENTS

The carrying values of the primary financial instruments of the Company, with the exception of long-term debt, approximate fair values due to the short-term maturities and normal trade credit terms of those instruments. Included in cash is $2,613,213 held at one financial institution and $2,693,179 held at a financial intermediary.

The fair value of long-term debt and amounts due to shareholders approximates carrying value in 2002 and 2001 as the terms were renegotiated.

The Company provides services and sells its products to many customers. Four customers represent 53% (2001 - three customers represents 53%) of the trade accounts receivable at year-end. One customer represents 31% (2001 - one customer represents 40%; 2000 - one customer represents 39%) of the revenue for the year. Two suppliers represent 28% (2001 - three suppliers represent 33%) of the trade accounts payable at year-end.

--------------------------------------------------------------------------------
16.     PER  SHARE  INFORMATION

In 2001 the Company adopted the treasury method for computing earnings per share and fully diluted earnings per share. The treasury method has been applied retroactively. Net loss per share has been determined using the weighted average number of common shares outstanding as at June 30, 2002 - 6,638,384 (2001 - 4,256,502; 2000 - 3,135,857).

In each of the fiscal years the exercise of warrants and stock options would be anti-dilutive. The weighted average number of common shares and net loss per share figures for prior year have been retroactively restated for the reverse stock split.

--------------------------------------------------------------------------------
17.     RECONCILIATION  TO  ACCOUNTING  PRINCIPLES
     GENERALLY  ACCEPTED  IN  THE  UNITED  STATES

The Company's accounting policies do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except for the following:

(a)     Stock  Options

     Under US GAAP (FAS 123), stock options granted to consultants are recognized as an expense based on their fair value at the date of grant. Under Canadian GAAP the options are disclosed and no compensation expense is recorded. The calculation for the compensation of $8,621 (2001 - $112,040) is based on the Black-Scholes option pricing model with the assumption that no dividends are to be paid on common shares, a weighted average volatility factor for the Company's share price of 0.31 for 20,000 options issued during fiscal 2002 and a volatility factor for the Company's share price of 0.64 for 70,000 options and
0.43 for 20,000 options issued during fiscal 2001, a weighted average risk free interest rate of 5% over a four year period and a fair value of options of $2.70 ( 2001 - $3.10 and $1.50 respectively).

================================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
17.     RECONCILIATION  TO  ACCOUNTING  PRINCIPLES
     GENERALLY  ACCEPTED  IN  THE  UNITED  STATES  -  (CONTINUED)

(a)     Stock  Options  -  (Continued)

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

(c)     Joint  Venture

     Under US GAAP, the Company would use the equity method of accounting for joint ventures rather than the proportionate consolidation method of accounting. For further information see Note 6.

(d)     Comprehensive  Income

     Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners.

(e)     Marketable  Securities

     Under accounting principles generally accepted in Canada, gains (losses) in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment in value which is other than temporary. Under US GAAP, such investments are recorded at market value and the unrealized gains and losses are recognized as a separate item in the shareholder's equity section of the balance sheet unless impairments are considered other than temporary.

(f)     Preference  Shares

     In 2001 under US GAAP, the Company has recorded a deemed dividend of approximately $420,000 for the beneficial conversion under the terms of the preferred shares.

(g)     Oil  and  Gas  Properties

     Under US GAAP, the Company is required to discount future net revenues at 10% for purposes of calculating any required ceiling test write-down. Under Canadian GAAP, future net revenues are not discounted, however, they are reduced for estimated future general and administrative expenses and interest. As a result the carrying value of the oil and gas properties under US GAAP would be written down to discounted future net revenues.

================================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
17.     RECONCILIATION  TO  ACCOUNTING  PRINCIPLES
     GENERALLY  ACCEPTED  IN  THE  UNITED  STATES  -  (CONTINUED)

(h)     Recently  Adopted  Accounting  Standards

     In 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 dealing with revenue recognition which is effective in the fourth quarter of the Company's 2000 fiscal year. The adoption of this Staff Accounting Bulletin did not have a material effect on the Company's financial statements.

     In  March  2000,  the  Financial  Accounting  Standards  Board  Issued FASB
Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation", an interpretation of APB Opinion No. 25. The Company adopted the interpretation on July 1, 2000. Among other things, the Interpretation requires that stock options that have been modified to reduce the exercise price be accounted for as variable. As of July 1, 2000, under the provisions of Interpretation No. 44, any options that are considered repriced are accounted for as variable options from that date forward. Therefore, the option value will be re-measured on a quarterly basis using the greater of the exercise price or the July 1, 2000 fair market value as the basis for determining increases in the intrinsic value of the options. During 2001, the Company repriced 57,500 options with an intrinsic value of $92,000 which has been included in the compensation expense adjustment. During 2002, these repriced options were exercised and an additional intrinsic value of $102,550 was recorded to the compensation expense adjustment on their respective measurement dates.

     In  June  2001,  the  FASB  issued  FASB  Statement  No.  141,  "Business
Combinations" (SFAS 141), and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassifies the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141. Management believes the adoption of this statement will have no material impact on the financial statements.

     SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires that the Company complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142. During 2002, the Company early adopted SFAS 142, management has determined that the value of goodwill was impaired, accordingly a transitional impairment loss $2,056,832 has been reported as a cumulative effect of a change in accounting principle. Goodwill had previously been amortized over 10 years. This change in accounting policy has been applied by recording a cumulative adjustment in 2002.

================================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
17.     RECONCILIATION  TO  ACCOUNTING  PRINCIPLES
     GENERALLY  ACCEPTED  IN  THE  UNITED  STATES  -  (CONTINUED)

(h)     Recently  Adopted  United  States  Accounting  Standards  (continued)

     Goodwill is recorded net of the transitional impairment loss of $2,056,832 and accumulated amortization prior to adoption of $615,417 (2001 - $615,417).

     The adjusted net loss from continuing operations per US GAAP, basic and diluted net loss per share from continuing operations and basic and diluted net loss per share for comparative fiscal years ending June 30, 2001 and 2000 if no amortization was recorded in those years are as follows:



                                                    2002         2001          2000
                                          -----------------------------------------
  Reported net loss from continuing
    operations per US GAAP                 $ (2,441,721)  $(1,357,753)  $(1,785,582)
Add back:          Goodwill amortization              -       261,258       261,258
                                           -----------------------------------------
Adjusted net loss from continuing
  operations per US GAAP                   $ (2,441,721)  $(1,096,495)  $(1,524,324)
                                           =========================================

Basic and diluted net loss per share from
      continuing operations per US GAAP
 Reported net loss from continuing
   operations per US GAAP                  $      (0.37)  $     (0.42)  $     (0.57)
Goodwill amortization                                 -          0.06          0.08
                                           ------------------------------------------
Adjusted net loss from continuing
operations                                 $      (0.37)  $     (0.36)  $     (0.49)
                                           ===========================================

Basic and diluted net loss per share
           per US GAAP:
Reported net loss per US GAAP              $      (0.68)  $     (1.04)  $     (0.97)
Goodwill amortization                                 -          0.06          0.08
                                           -------------------------------------------
Adjusted net loss for the year
  per US GAAP                              $      (0.68)  $     (0.98)  $     (0.89)
                                           ============================================


================================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
17.     RECONCILIATION  TO  ACCOUNTING  PRINCIPLES
     GENERALLY  ACCEPTED  IN  THE  UNITED  STATES  -  (CONTINUED)

(h)     Recently  Issued  United  States  Accounting  Standards  (continued)

     In August 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for the fiscal year ending June 30, 2003. Management believes the adoption of this statement will have no material impact on the financial statements.

     In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuous operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, is to be applied prospectively. Currently, the Company is assessing, but has not yet determined how the adoption of SFAS 144 will impact its financial position and results of operation.

     In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 rescinds FASB No. 4 "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that statement, FASB No. 64 "Extinguishments of Debt made to Satisfy Sinking-Fund Requirements". This statement also rescinds FASB No. 44, "Accounting for Intangible Assets of Motor Carriers". This statement amends FASB No. 13, "Accounting for Leases", to eliminate an inconsistency between required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions for debt extinguishments are applicable for fiscal years beginning after May 15, 2002 and the provisions regarding lease accounting are for transactions occurring after May 15, 2002. Management believes the adoption of this statement will not have a material effect on the financial position and results of operations.

     In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at the date the liability is incurred and is measured and recorded at fair value. This is effective for exits or disposal activities initiated after December 31, 2002. Management is of the opinion that the adoption of SFAS No. 146 will not impact its financial position and results of operation.

================================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------

If US GAAP were followed, the effect on the consolidated balance sheet would be as follows:



                                                   2002          2001
                                               --------------------------
Total assets per Canadian GAAP                 $25,314,103   $19,050,175
Unrealized gain on marketable securities (e)             -        34,077
Writedown oil and gas properties (g)            (1,044,000)            -
                                               --------------------------
Total assets per US GAAP                       $24,270,103   $19,084,252
                                               ==========================
Total liabilities per Canadian GAAP            $ 7,255,421   $ 7,692,734
Unamortized debt discount (b)                            -      (155,180)
                                               --------------------------
Total liabilities per US GAAP                  $ 7,255,421   $ 7,537,554
                                               ==========================
Total shareholders' equity per Canadian GAAP   $18,058,682   $11,357,441
Other paid in capital adjustment per US GAAP
Compensation expense (a)                           413,102       301,931
Debt discount (b)                                  683,162       683,162
Unrealized gain on marketable securities (e)             -        34,077
Deficit adjustments per US GAAP
Amortization of debt discount                     (683,162)     (527,982)
Compensation expense                              (413,102)     (301,931)
Writedown oil and gas properties                (1,044,000)            -
                                               --------------------------
Total shareholders' equity per US GAAP         $17,014,682   $11,546,698
                                               ==========================

================================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
17.     RECONCILIATION  TO  ACCOUNTING  PRINCIPLES
     GENERALLY  ACCEPTED  IN  THE  UNITED  STATES  -  (CONTINUED)


If  US GAAP were followed, the effect on the consolidated statements of loss would be as follows:

                                                    2002          2001          2000
                                                ----------------------------------------
Net loss from continuing operations
according to Canadian GAAP                      $(1,131,370)  $  (974,406)  $(1,436,907)
Compensation expense adjustment (a)                (111,171)     (204,040)            -
Amortization of debt discount (b)                  (155,180)     (179,307)     (348,675)
Writedown oil and gas properties (g)             (1,044,000)            -             -
                                                ----------------------------------------
Net loss from continuing operations
according to US GAAP                             (2,441,721)   (1,357,753)   (1,785,582)
Loss from discontinued operations                         -    (2,660,510)   (1,250,992)
                                                 ---------------------------------------
Net loss according to US GAAP before
  cumulative effect of a change in accounting
  principle                                      (2,441,721)   (4,018,263)   (3,036,574)
Cumulative effect of a change in accounting
  principle                                      (2,056,832)            -             -
                                                ----------------------------------------
Net loss according to US GAAP                    (4,498,553)   (4,018,263)   (3,036,574)
Unrealized (loss) gain on
  marketable securities (e)                         (34,077)       34,077             -
                                                 ---------------------------------------
Comprehensive net loss according to
US GAAP                                         $(4,498,553)  $(4,018,263)  $(3,036,574)
                                                ========================================

Net loss according to US GAAP                   $(4,498,553)  $(4,018,263)  $(3,036,574)
Deemed dividend on preferred shares (f)                   -      (420,000)            -
                                                ----------------------------------------
Net loss available for common shareholders      $(4,498,553)  $(4,438,263)  $(3,036,574)
                                                ========================================
Basic and diluted net loss per common
share from continuing operations
according to US GAAP                            $     (0.37)  $     (0.42)  $     (0.57)
                                                ========================================
Loss per common share for the cumulative
effect of a change in accounting
principle for GAAP                              $     (0.31)  $         -   $         -
                                                ========================================
Basic and diluted net loss per common
share according to US GAAP                      $     (0.68)  $     (1.04)  $     (0.97)
                                                ========================================
Shares used in the computation of basic
and diluted earnings per share                    6,638,384     4,256,502     3,135,857
                                                ========================================




================================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
18.     SUBSEQUENT  EVENT

Subsequent to year-end, one of M&M's joint ventures required an increase in its credit facility to the amount of $2,450,000. The facility is repayable on demand on or before December 31, 2002 and bears interest at the bank's prime lending rate plus 2.00% per annum. As security for this facility, M&M was required to confirm that they would not claim repayment of $300,000 owed to them by the joint venture until December 31, 2002. M&M was also required to provide a guarantee of $500,000 until December 31, 2002. Along with the existing postponement of $50,000 and permanent guarantee of $75,000 (see Note 7), M&M's commitment is now at $350,000 postponement and $575,000 guarantee.

--------------------------------------------------------------------------------
19.     SEGMENTED  INFORMATION

The Company's operations are separated into two distinct segments; the Industrial & Offshore Division, consisting of the operations of M&M and its wholly-owned subsidiary MMO, and the Oil & Gas Division performing oil and gas exploration and production. M&M and MMO are engineering and construction companies, performing installation, erection, welding, maintenance and ancillary fabrication services.

The  following is the Company's segmented information for continuing operations:


For  the  year  ended  June  30,  2002

                         INDUSTRIAL &
                             OFFSHORE     OIL & GAS                    2002
                             DIVISION     DIVISION     CORPORATE      TOTAL
                        ------------------------------------------------------
Revenue                     $21,561,858  $  448,463   $        -   $22,010,321

Interest expense                131,084           -        4,925       136,009

Amortization                    321,991     376,622            -       698,613

Net earnings (loss) from
continuing operations       $   187,642  $ (690,758)  $ (628,254)  $(1,131,370)

Capital assets and Oil and
Gas Interests               $ 2,834,859  $4,400,078   $        -   $ 7,234,937



================================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
19.     SEGMENTED  INFORMATION  (CONTINUED)

For  the  year  ended  June  30,  2001


                          INDUSTRIAL &
                              OFFSHORE     OIL & GAS                   2001
                              DIVISION     DIVISION    CORPORATE      TOTAL
                          -----------------------------------------------------
Revenue                     $18,770,318   $  313,490  $        -   $19,083,808

Interest expense                251,592            -       4,896       256,488

Amortization                    631,634       45,364           -       676,998

Net earnings (loss) from
continuing operations       $(2,100,005)  $1,239,633  $ (114,034)  $  (974,406)

Capital assets and Oil and
Gas Interests               $ 3,268,096   $2,017,493  $        -   $ 5,285,589



For  the  year  ended  June  30,  2000


                       INDUSTRIAL &
                           OFFSHORE    OIL & GAS                   2000
                           DIVISION    DIVISION    CORPORATE       TOTAL
                       -----------------------------------------------------
Revenue                   $18,924,369  $       -  $         -   $18,924,369

Interest expense              214,548     26,700            -       241,248

Amortization                  627,377          -            -       627,377

Net earnings (loss) from
continuing operations     $   520,852  $       -  $(1,957,759)  $(1,436,907)





--------------------------------------------------------------------------------
20.  DISCONTINUED OPERATIONS

Effective June 30, 2001 the Company adopted a formal plan to dispose of its power segment of business (the "Power Division"). The Company intends to exercise its option under the terms of the Revised VBC Agreement to cause VBC to purchase the Company's equity shares in the KEOPL (see Note 2) and has adopted a formal plan of disposition of its interest in the Karnataka Project.

================================================================================
ENERGY POWER SYSTEMS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)

JUNE 30, 2002, 2001 AND 2000
--------------------------------------------------------------------------------
20.  DISCONTINUED OPERATIONS - (CONTINUED)

Effective May 30, 2000, the Company divested its 51% ownership interest in its Norwegian engineering design subsidiary, Merlin, for $10 cash. Effective June 30, 2000 the Company adopted a formal plan of disposition for its barge mounted power plant construction subsidiary ASIH.

The results of each of Power Division, Merlin and ASIH have been accounted for as discontinued operations. Estimated disposal costs have been included in the loss from discontinued operations.

The  accounting  for  these  discontinued  operations  is summarized as follows:




                                          2002          2001          2000
                                       -----------------------------------
Revenues
Merlin                                   $   -  $         -   $ 5,575,145
ASIH                                         -            -             -
Power division                               -            -             -
                                       -----------------------------------
                                         $   -  $         -   $ 5,575,145
                                       ===================================
Earnings (loss) from operations
Merlin                                   $   -  $         -   $   (41,428)
ASIH                                         -            -      (688,221)
Power division                               -      (48,414)     (667,658)
                                        ----------------------------------
                                             -      (48,414)   (1,397,307)
                                        ----------------------------------
Gain (loss) from disposal of operations
Merlin                                       -            -       666,610
ASIH                                         -            -      (520,295)
Power division                               -   (2,612,096)            -
                                         ---------------------------------
                                             -   (2,612,096)      146,315
                                         ---------------------------------
Loss from discontinued operations        $   -  $(2,660,510)  $(1,250,992)
                                         =================================



The Company's consolidated balance sheets include the following amounts related to the discontinued operations:



                                      2002        2001
                                ----------------------
Investment                      $3,500,000  $3,500,000
                                ======================
Total net assets                $3,500,000  $3,500,000
                                ======================


================================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
21.     CONTINGENT  LIABILITY

     Writ  of  Summons

     On August 28, 2002, Oakwell Engineering Limited ( "Oakwell"), a company incorporated in the Republic of Singapore, which was the former joint venturer with the Company in the Project referred to in Note 2, pursuant to a Settlement Agreement (the "Agreement") dated December 29, 1998 entered into between Oakwell and the Company, filed a Writ of Summons against the Company. Oakwell's claim against the Company is the sum of US $2,790,000, an amount equivalent to 6.25% of the actual cash available for foreign repatriation from the Project in each of the first five years after the commercial operation date of the Project or in the alternative, damages; interest at 8% per annum and indemnity costs. The Company intends to counter claim against Oakwell for damages, costs and interest. Oakwell has claimed repudiation of the Agreement. Oakwell has renounced further performance of the Agreement which has been accepted by the Company.

     Subsequent to the Agreement, a change of circumstances materially affected the Project which may affect the terms of the Agreement. Management will seek all legal remedies to defend against this claim. No provision has been made to these financial statements for the claim.














                         Energy  Power Systems  Limited
                        Consolidated Financial Statements
                               September 30, 2002
                                   (Unaudited)
                         (Expressed in Canadian Dollars)






ENERGY  POWER  SYSTEMS  LIMITED
CONSOLIDATED  BALANCE  SHEET
(EXPRESSED  IN  CANADIAN  DOLLARS)

                                             SEPTEMBER 30, 2002    JUNE 30, 2002
                                                (UNAUDITED)          (AUDITED)


ASSETS
CURRENT
Cash                                        $         4,432,280   $    5,610,621
Marketable securities                                   284,235          283,800
Receivables                                          11,798,444        5,218,201
Due from co-venturer                                  1,083,942          159,110
Inventories and work in progress                        981,379        2,652,816
Prepaid expenses                                         53,113           59,618
Future income tax asset                                  61,473           61,473
--------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                 18,694,866       14,045,639
Oil and gas interests (net of accumulated
        depletion)                                    4,413,251        4,400,078
Capital assets (net of accumulated
        depreciation and amortization)                2,800,037        2,834,859
Investment                                            3,500,000        3,500,000
Future income tax asset                                 533,527          533,527
--------------------------------------------------------------------------------

                                            $        29,941,681   $   25,314,103
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Bank indebtedness                           $         2,226,438   $    1,462,766
Accounts payable and accrued liabilities              7,925,465        4,022,114
Due to shareholders                                     315,000          628,346
Current portion of long-term debt                       185,925          185,925
Future income tax liability                             432,490          432,490
--------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                            11,085,318        6,731,641

Long-term debt                                          454,093          501,670
Future income tax liability                              22,110           22,110
TOTAL LIABILITIES                                    11,561,521        7,255,421
--------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Capital stock                                        42,096,732       42,096,732
Deficit                                             (23,716,572)     (24,038,050)
TOTAL SHAREHOLDERS' EQUITY                  $        18,380,160   $   18,058,682
--------------------------------------------------------------------------------

                                            $        29,941,681   $   25,314,103
================================================================================



The accompanying notes to the financial statements are an integral part of these financial statements



ENERGY  POWER  SYSTEMS  LIMITED
CONSOLIDATED  STATEMENT  OF  EARNINGS  AND  DEFICIT
(UNAUDITED)
(EXPRESSED  IN  CANADIAN  DOLLARS)
----------------------------------
                                                         FOR THE THREE
                                                         MONTH PERIOD
                                                       ENDING SEPTEMBER 30
                                                      2002             2001
                                               ----------------  --------------

Sales                                          $    10,462,874   $   5,540,561
---------------------------------------------  ----------------  --------------
Cost of sales (including depreciation
 and depletion of   $117,619; 2001 - $61,587)        9,175,826       4,540,241
                                               ----------------  --------------  ---------
Gross profit                                         1,287,048       1,000,320

Administrative expenses                                896,717         660,023
Amortization of goodwill                                     -          65,314
Amortization of capital assets                          17,179          39,810
Interest and bank charges                               40,208          32,015
Interest on long-term debt                              11,466          17,426
---------------------------------------------  ----------------  --------------
                                                       965,570         814,588
                                               ----------------  --------------
Earnings before the following                          321,478         185,732
---------------------------------------------  ----------------  --------------

Other income                                                 -         224,287
---------------------------------------------  ----------------  --------------

NET EARNINGS                                   $       321,478   $     410,019
---------------------------------------------  ----------------  --------------


Deficit, beginning of period                       (24,038,050)    (20,849,848)
---------------------------------------------  ----------------  --------------

Deficit, end of period                            ($23,716,572)   ($20,849,848)
================================================================================



NET EARNINGS  PER COMMON SHARE
---------------------------------------------
Net earnings per share                         $          0.04   $        0.07
---------------------------------------------  ----------------  --------------
Weighted average common shares
---------------------------------------------
     outstanding (thousands)                            10,579           6,300
---------------------------------------------  ----------------  --------------

FULLY DILUTED NET EARNINGS PER COMMON SHARE
---------------------------------------------
Net earnings per share                         $          0.03   $        0.05
---------------------------------------------  ----------------  --------------
Weighted average fully diluted common shares
---------------------------------------------
     outstanding (thousands)                            11,010           8,695
---------------------------------------------  ----------------  --------------


The accompanying notes to the financial statements are an integral part of these
--------------------------------------------------------------------------------
financial  statements
---------------------




ENERGY  POWER  SYSTEMS  LIMITED
CONSOLIDATED  STATEMENT  OF  CASH  FLOWS
(UNAUDITED)
(EXPRESSED  IN  CANADIAN  DOLLARS)
----------------------------------
                                             FOR THE THREE MONTH PERIOD
                                                ENDING SEPTEMBER 30
                                                 2002         2001
                                             ------------  -----------


OPERATING ACTIVITIES
-------------------------------------------
Net earnings                                 $   321,478   $  410,019
Adjustments to reconcile net earnings to
net cash provided by operating activities
   Amortization of goodwill                            -       65,314
   Amortization of capital assets                134,798      101,397
   Future income taxes, net                            -         (745)
-------------------------------------------  ------------  -----------
                                                 456,276      575,985
Net change in non-cash working capital
   Receivables                                (6,580,243)    (489,890)
   Inventories and work in progress            1,671,437     (982,454)
   Prepaid expenses                                6,505      (35,012)
   Accounts payable and accrued liabilities    3,903,351      256,834
----------------------------------------------------------------------
CASH USED IN OPERATIONS                         (542,674)    (674,537)

FINANCING ACTIVITIES
Bank indebtedness                                763,672      586,598
Long term debt, net                              (47,577)     (52,485)
Repayment to shareholders                       (313,346)         177
Issue of common shares                                 -      823,246
-------------------------------------------  ------------  -----------
CASH PROVIDED BY FINANCING ACITIVITIES           402,749    1,357,536

INVESTING ACTIVITIES
Purchase of capital assets                       (26,027)     (27,762)
Purchase of  oil and gas interests               (87,122)    (115,938)
Due from co-venturer                            (924,832)    (275,158)
Marketable securities                               (435)    (158,405)
----------------------------------------------------------------------
CASH USED IN INVESTING ACTIVITIES             (1,038,416)    (577,263)

NET INCREASE IN CASH                          (1,178,341)     105,736
Cash, beginning of period                      5,610,621    1,242,621
-------------------------------------------  ------------  -----------
CASH, END OF PERIOD                          $ 4,432,280   $1,348,357
======================================================================



The accompanying notes to the financial statements are an integral part of these financial statements
---------------------

CASH,  END  OF  PERIOD  CONSISTS  OF:Cash     $4,432,280     $1,348,357
                                              ----------     ----------



ENERGY  POWER  SYSTEMS  LIMITED
NOTES  TO  UNAUDITED  CONSOLIDATED  FINANCIAL  STATEMENTS
FOR  THE  THREE  MONTH  PERIOD  ENDING  SEPTEMBER  30,  2002
------------------------------------------------------------
(EXPRESSED  IN  CANADIAN  DOLLARS)


1.   BASIS  OF  PRESENTATION

These unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended June 30, 2002. These interim financial statements should be read in conjunction with the Company's audited consolidated financial statements together with notes for the year ended June 30, 2002.

2.     SEGMENTED  INFORMATION

     The Company's operations are separated into two distinct segments; the Industrial & Offshore Division, consisting of the consolidated operations of M&M Engineering Limited, a wholly owned subsidiary, and the Oil & Gas Division performing oil and gas exploration and production. M&M is an industrial contracting company performing fabrication and installation of process piping, installation of production equipment, steel tank erection, specialized welding services and industrial maintenance. Results for the three months ending September 30, 2002 and September 30, 2001are as follows:


FOR  THE  THREE  MONTHS  ENDING  SEPTEMBER  30,  2002

                                                 Industrial
                                                 & Offshore  Oil & Gas   Corporate     Total
Revenue                                          10,306,317    156,557           -   10,462,874

Interest expense                                     49,901          -       1,773       51,674

Amortization and depletion                           60,849     73,949           -      134,798


Net earnings (loss)                                 689,503    (21,761)   (346,264)     321,478
===============================================================================================

Capital assets and
   oil and gas interests                          2,800,037  4,413,251           -    7,213,288
===============================================================================================



FOR THE THREE MONTHS ENDING SEPTEMBER 30, 2001

                                                 Industrial
                                                 & Offshore  Oil & Gas   Corporate         Total

Revenue                                           5,402,224    138,337           -    5,540,561

Interest expense                                     49,441          -           -       49,441

Amortization and depletion                          152,357     14,354           -      166,711


Net earnings                                        323,438     37,929      48,652      410,019
===============================================================================================

Capital assets and
   oil and gas interests                          3,236,702  2,119,077           -    5,355,779
===============================================================================================




3.     SUBSEQUENT  EVENTS

  On  October  4,  2002  96,000  warrants  exercisable  at  $9.60  expired.

4.     SHARE  CAPITAL

(a)     Authorized  and  Issued:

     Authorized:
     -----------
     Unlimited  number  of  Common  Shares,  without  par  value
     Unlimited  number  of  Class  A  Preference  Shares,  Series  I
     Unlimited  number  of  Class  A  Preference  Shares,  Series  II

Issued
------

Common  shares

                                       #       Consideration
Balance, as at June 30, 2002       10,578,645   $42,096,732
Balance, as at September 30, 2002  10,578,645  $   42,096,732




(b)     Common  share  purchase  warrants  outstanding consist of the following:



                              EXERCISE                EXPIRY  2002        2001
                               PRICE        DATE          #                #
                                $8.00  March 9, 2002      -             222,917
                                $9.60  October 4, 2002  96,000           96,000
                              US$4.45  March 13, 2003   40,000               -
--------------------------------------------------------------------------------
                                                       136,000          318,917
================================================================================







(c)     Common  share  purchase  options  outstanding  consist of the following:


EXERCISE     EXPIRY                    2002     2001

PRICE     DATE                          HOLDER                #        #
$ 1.50    February 6, 2005  Directors and employees              -  105,000
$ 4.00    June 14, 2005     Directors and consultants       21,000  110,000
$ 6.30    January 8, 2006   Directors and employees        274,000       -
--------------------------------------------------------------------------------
                                                       295,000      215,000
================================================================================

(b)      Exhibits
1.       Articles  of  incorporation  and  bylaws  as  currently  in  effect:
1.1* Articles of Amalgamation effective July 1, 1996 amalgamating Energy Power Systems Group, Inc. with 1169402 Ontario Inc.
1.2*     Bylaws  of  Van  Ollie  Explorations  Ltd.
1.3*     Articles  of  Amendment  dated  November  17,  1998.
1.4*     Articles  of  Amendment  dated  January  29,  1999.
2. Instruments defining rights of holders of equity or debt securities being registered:
2.1*     Specimen  common  share  certificate
2.2*     See  Articles  of  Amalgamation  described  above  in  item  1.1
2.3*     Van  Ollie  Explorations  Limited  1996  Stock  Option  Plan
2.4*     Form  of  Stock  Option  Agreement  for  Management  Stock  Options
2.5 * Warrants to Purchase 580,000 Common Shares issued to Fieldston Traders Limited

3.       Certain  material  contracts:
3.1* Agreement of Purchase and Sale of Shares dated as of March 19, 1996 between Core Financial Enterprises Inc., Castle Capital, Inc. and M&M Engineering Limited
3.2* Memorandum of Agreement effective March 19, 1996 between Core Financial Enterprises Inc. and 1169402 Ontario Inc.
3.3* Share Exchange Agreement made as of March 25, 1996 between 1169402 Ontario Inc. Shareholders, Van Ollie Explorations Limited and 1169402 Ontario Inc.
3.4* Van Ollie Explorations Limited 1996 Stock Option Plan effective March 25, 1996
3.5* Agreement made as of April 19, 1996 between Van Ollie Explorations Limited, Fieldston Traders Limited and ASI Holdings, Inc.
3.6* Agreement of Purchase and Sale executed July 31, 1996 between Energy Power Systems Group Inc., Castle Capital, Inc., ASI Holdings, Inc. and Atlantic Seaboard Industries Limited
3.7* Redeemable Convertible Term Note executed July 31, 1996 by Energy Power Systems Group Inc. in favor of Castle Capital Inc.
3.8* Debenture ($1,750,000) Issued to RoyNat, Inc, by M&M Limited dated May 18, 1990
3.9* Priorities Agreement dated May 18, 1990 between Canadian Imperial Bank of Commerce, RoyNat, Inc. and M&M Limited
3.10* Corporate Agreement of Guarantee dated May 18, 1990 by MMO Limited in favor of RoyNat, Inc.
3.11* Letter Agreement dated June 6, 1996 between Canadian Imperial Bank of Commerce and M&M Limited
3.12* Demand Debenture ($2,600,000) executed October 9, 1992 issued to Enterprise Newfoundland and Labrador Corporation by Atlantic Seaboard Industries Limited
3.13* Agreements as of September 30, 1996 between Energy Power Systems Group Inc., Atlantic Seaboard Industries Limited and Enterprise Newfoundland and Labrador Corporation
3.14* Letter Agreement dated October 17, 1991 between Atlantic Canada Opportunities Agency and Atlantic Seaboard Industries Limited
3.15* Agreement dated April 4, 1994 between Gateway Seafoods, Inc. and Atlantic Seaboard Industries Limited
3.16* Lease No. 94873 dated September 8, 1993 to Atlantic Seaboard Industries Limited
3.17* Grant Pursuant to Lease 94873 to Energy Power Systems Group Inc. 3.18* Consulting Agreement dated July 1, 1996 between James C. Cassina and
          Energy  Power  Systems  Group  Inc.
3.19* Heads of Agreement dated May 31, 1996 between G.J. Cahill & Co. 1979 Ltd., MMO, SEA Systems Limited, Westinghouse Canada Inc. and Mobile Valve Repair
3.20* Technology License' Manufacturing and Machinery Sale Agreement dated as of January 13, 1988 between Vetco Gray Canada Inc. and M&M Limited, and Addendum dated January 13, 1988
3.21* Letter Agreement between Tampico Pte. Ltd. and Atlantic Seaboard Industries Limited dated June 18, 1997, awarding Engineering,
          Procurement & Construction Contracts for two (2) 100 Megawatt Barge Mounted Power Plants for Kakinada, Andhra Pradesh, India
3.22* Co-Operation Agreement dated as of October 17, 1997, between Oakwell Engineering Limited and Energy Power Systems Group, Inc.
3.23* Shareholders Agreement dated as of October 17, 1997, between Oakwell Engineering Limited and Energy Power Systems Group, Inc., relating to EPS Oakwell Power Limited
3.24* Power Purchase Agreement dated as of March 31, 1997, between the Andhra Pradesh State Electricity Board and Oakwell Engineering Limited Singapore - Project A
3.25* Power Purchase Agreement dated as of March 31, 1997, between the Andhra Pradesh State Electricity Board and Oakwell Engineering Limited Singapore - Project B
3.26* Newfoundland Service Alliance Inc. - Newfoundland Certificate of Incorporation dated December 4, 1996

3.27* Unanimous Shareholders Agreement dated December 4, 1996 between Newfoundland Service Alliance Inc., Westinghouse Canada Inc., G.J. Cahill & Co. 1979 Ltd., MMO, SEA Systems Limited and New Valve Services and Consulting Inc.
3.28* Magna Services Limited - Newfound Certificate of Incorporation dated April 23, 1997
3.29* Turnkey Engineering Procurement, Construction (EPC) Contract between Atlantic Seaboard Industries Limited and EPS Oakwell Power Limited
3.30* RoyNat Loan Extension Letter Agreement dated November 3, 1997 between M&M Limited and RoyNat Inc.
3.31* Land Transfer Agreement from The Town of Channel-Port Aux Basques to Atlantic Seaboard Industries Limited
3.32*     Guarantees  of  the  State of Andhra Pradesh dated December 3, 1997 by the  State  of  Andhra  Pradesh  in  favor  of  EPS  Oakwell  Power
          Limited
3.33* Gateway Loan Extension dated November 7, 1997 between Gateway Seafood Inc. and Atlantic Seaboard Industries Limited
3.34* Operations and Maintenance Frame Agreement dated November 25, 1994 between Atlantic Seaboard Industries Limited and JKL (International) Ltd.(Revised to reflect O&M by CMS on those projects in which CMS is an equity partner)
3.35* Engineering and Project Management Contract dated June 30, 1997 between Atlantic Seaboard Industries Ltd. and Merlin
          Engineering A.S.
3.36* Letter Agreement dated December 5, 1997 between Atlantic Seaboard Industries Ltd. and JKL-Shipbrokers A.S.
3.37* Agreement between Energy Power Systems Group Inc., Merlin Engineering A.S. and Per Huse dated October 12, 1997
3.38* Memorandum of Understanding among Per Huse, Energy Power Systems Group Inc. and Merlin Engineering A.S. dated December 15, 1997
3.39* February 1998 Proposal by SNC-Lavalin Inc. to Energy Power Systems Group Inc. and Related Correspondence
3.40* Memorandum of Understanding dated February 23, 1998 between Atlantic Seaboard Industries Limited and SNC-Lavalin Inc.
3.41* Energy Power Systems Group Inc. - Amendment to Articles of the Corporation filed February 24, 1998
3.42* Letter Agreement dated February 13, 1998 between Oakwell Engineering Limited and Energy Power Systems Group Inc.
3.43* Gateway Loan Extension dated January 14, 1998 between Gateway Seafood Inc. and Atlantic Seaboard Industries Ltd.
3.44* Fuel Supply Agreement dated January 1, 1998 between Indian Oil Corporation Ltd. and EPS Oakwell Power Ltd.
3.45* Agreement between ASIL and Global Trading of New Jersey, Inc. dated July 23, 1997
3.46** May 6, 1998 Extension of Cooperation Agreement between Energy Power Systems Group Inc. and Oakwell Engineering Limited
3.47** Gateway Loan Extension dated May 5, 1998 between Gateway Seafood Inc. and Atlantic Seaboard Industries Ltd.
3.48**** Remuneration Terms for the Chief Executive Employment Contract dated August 2, 1999
3.49**** Remuneration Agreement for the transfer of all rights in Euro India Power Canara Private Ltd. by and between EPS Karnataka
           Power Corp. and EuroKapital  AGI.K./Receiver  dated  October  12,
           1999
3.50**** First Amendment to the Remuneration Agreement for the transfer of all Rights in Euro India Power Canara Ltd. dated December 17, 1999
3.51**** Escrow Agreement by and between EPS Karnataka Power Corp., the Court Appointed Receiver for EuroKapital Assets and Mr. Rahul Mathan, Escrow Agent, dated October 13, 1999
3.52**** Asset Purchase Agreement between BFC Construction Corporation and Construction Foundation BFC Limited and Innovative Steam Technologies Ltd. and BFC Industrial-Nicholls Radtke Ltd. and Energy Power Systems Limited dated September 24, 1999
3.53**** Memorandum of Agreement among VBC Group and EPS-OAKWELL Power Company Limited, Energy Power Systems Limited and Oakwell Engineering Limited dated July 16, 1999
3.54**** Memorandum of Agreement by and between Engineering Power Systems Group Inc. and CMS Generation Co. dated July 1, 1998
3.55**** Acquisition Agreement dated as of March 9, 1999 between Engineering Power Systems Limited and Fieldston Traders Limited
3.56**** Acquisition Agreement dated March 9, 1999 between Energy Power Systems Limited and Piccalino Far East Limited
3.57*****  Agreement  among  VBC Group and EPS-Oakwell Power Company Limited,
           Energy Power Systems Limited and Oakwell Engineering Limited dated August 10, 2000.
3.58*****  Second Amendment to the Remuneration Agreement for the transfer of all  Rights  in  Euro  India  Power  Canara  Ltd.  dated  February
           2,  2000.
3.59****** Articles  of  Amendment  dated  February  2,  2001.
3.60****** Purchase  and  Option  Agreement  Prince  Edward Island Property,
           Canada  dated  February  9,  2001.
3.61****** Purchase  and  Sale  Agreement  Sibbald  Area Alberta and Ontario
           Property  dated  March  23,  2001
3.62****** Purchase  and Sale Agreement Sibbald Area Alberta dated March 23,
           2001
3.63****** Articles  of  Amendment  dated  April  4,  2001
3.64****** Purchase  and  Sale  Agreement Kaybob & Bigstone Area Alberta and
           Ontario  Property  dated  April  6,  2001
3.65****** May  1, 2001 amendment to the August 10, 2000 agreement among VBC
           Group and EPS-Oakwell Power Company Limited, Energy Power Systems Limited and Oakwell Engineering Limited.
3.66****** Agreement  for  the  Purchase  and Sale and Conveyance of Assets,
           Sibbald  Property  dated  June  30,  2001.
3.67*******Full  and  Final  Mutual  Release  between  Energy Power Systems
           Limited  and  BFC  Construction  Corporation
3.68*******Energy  Power  Systems  Limited  Audit  Committee  Charter
3.69*******Energy Power Systems Limited Corporate Code of Conduct 99******* Certifications Under Section 906
___________________
* Previously filed by Registrant as part of Registration Statement on Form 20-F (SEC File No. 0-29586)
** Previously filed by Registrant as part of Amendment #2 to Registration Statement on Form 20-F on May 18, 1998 (SEC File No. 0-29586)
***    Previously  filed  by  Registrant  on  Form  6-K  on  November  30, 1999
**** Previously filed by Registrant as part of Registration Statement on Form 20-F on January 10, 2000 (SEC File No. 0-29586)
***** Previously filed by Registrant as part of Registration Statement on Form 20-F on January 15, 2001 (SEC File No. 0-29586)
****** Previously filed by Registrant as part of Registration Statement on Form 20-F on December 27, 2001 (SEC File No. 0-29586)

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
     ENERGY  POWER  SYSTEMS  LIMITED______________________________________

     _By  (signed)  Sandra  J.  Hall_______________________
      ------------------------------
      Sandra  J.  Hall,  President
Date:
Dec.  19,  2002__________
-----------------

                                  CERTIFICATION

I,  Sandra  J.  Hall,  President,  certify  that:

1. I have reviewed this annual report on Form 20-F of Energy Power Systems Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls and procedures for financial reporting (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

     a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b) Designed such internal controls and procedures for financial reporting, or caused such internal controls and procedures for financial reporting to be designed under their supervision, to provide reasonable assurances that the registrant's financial statements are fairly presented in conformity with generally accepted accounting principles;

     c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and internal controls and procedures for financial reporting as of the end of the period covered by this report ("Evaluation Date");

     d) Presented in this report our conclusions about the effectiveness of the disclosure controls and procedures and internal controls and procedures for financial reporting based on our evaluation as of the Evaluation Date;

     e) Disclosed to the registrant's auditors and the audit committee of the board of directors (or persons fulfilling the equivalent function):

          (i) All significant deficiencies and material weaknesses in the design or operation of internal controls and procedures for financial reporting which could adversely affect the registrant's ability to record, process, summarize and report financial information required to be disclosed by the registrant in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.), within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms; and

          (ii) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls and procedures for financial reporting; and

     f) Indicated in this report any significant changes in the registrant's internal controls and procedures for financial reporting or in other factors that could significantly affect internal controls and procedures for financial reporting made during the period covered by this report, including any actions taken to correct significant deficiencies and material weaknesses in the registrant's internal controls and procedures for financial reporting.

Date:     December  19,  2002
          -------------------



By:  (signed)  Sandra  J.  Hall
-------------------------------

Sandra  J.  Hall
President

                                  CERTIFICATION

I,  Scott  T.  Hargreaves,  Chief  Financial  Officer,  President, certify that:

1. I have reviewed this annual report on Form 20-F of Energy Power Systems Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls and procedures for financial reporting (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

     a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b) Designed such internal controls and procedures for financial reporting, or caused such internal controls and procedures for financial reporting to be designed under their supervision, to provide reasonable assurances that the registrant's financial statements are fairly presented in conformity with generally accepted accounting principles;

     c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and internal controls and procedures for financial reporting as of the end of the period covered by this report ("Evaluation Date");

     d) Presented in this report our conclusions about the effectiveness of the disclosure controls and procedures and internal controls and procedures for financial reporting based on our evaluation as of the Evaluation Date;

     e) Disclosed to the registrant's auditors and the audit committee of the board of directors (or persons fulfilling the equivalent function):

          (i) All significant deficiencies and material weaknesses in the design or operation of internal controls and procedures for financial reporting which could adversely affect the registrant's ability to record, process, summarize and report financial information required to be disclosed by the registrant in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.), within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms; and

          (ii) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls and procedures for financial reporting; and

     f) Indicated in this report any significant changes in the registrant's internal controls and procedures for financial reporting or in other factors that could significantly affect internal controls and procedures for financial reporting made during the period covered by this report, including any actions taken to correct significant deficiencies and material weaknesses in the registrant's internal controls and procedures for financial reporting.

Date:     December  19,  2002
          -------------------



By:  (signed)  Scott  T.  Hargreaves
------------------------------------

Scott  T.  Hargreaves
Chief  Financial  Officer

                                                                    Exhibit 3.67
                          FULL AND FINAL MUTUAL RELEASE

     WHEREAS ENERGY POWER SYSTEMS LIMITED, plaintiff, commenced an action in the Ontario Superior Court of Justice on April 25, 2001, as Court File No. 01-CV-208611 (the "Action") against BFC CONSTRUCTION CORPORATION, INNOVATIVE STEAM TECHNOLOGIES LTD., BFC INDUSTRIAL-NICHOLLS RADTKE LTD. and CONSTRUCTION BFC FOUNDATION LTEE, defendants.

     AND WHEREAS THE PARTIES HERETO have agreed to fully and finally settle and for all purposes resolve the Action, all of the issues therein, and without limiting the generality of the foregoing, all of the matters in respect of which relief is claimed by the plaintiff therein including the proposed purchase by the plaintiff from the defendants of the undertaking, property and assets of the defendant, Innovative Steam Technologies ("the matters in dispute").

     IN CONSIDERATION of the payment of the sum of SIX-HUNDRED AND FIFTY THOUSAND CANADIAN DOLLARS (CAD$650,000.00) by the defendants to the plaintiff, and the dismissal of the action herein without costs.

     AND IN CONDIERATION OF the covenants set out herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto on behalf of themselves, their heirs, successors and assigns, and their subsidiaries, affiliates, associated companies, successors and assigns, and together with all respective officers, directors, employees, servants and agents and their successors and assigns, DO HEREBY RELEASE, REMISE AND FOREVER DISCHARGE each other and their respective professional advisers from (i) any and all actions, causes of action, claims, contracts, covenants, debts, dues, accounts, liens, costs and demands whatsoever, arising or existing up to the present time, and (ii) any cause, matter or thing in any way pertaining to the issues in the Action and the matters in dispute whenever arising.

     IN FURTHER CONSIDERATION of the mutual covenants contained herein, the parties do hereby agree and undertake that they will not make any claim, assert any cause of action or initiate any proceeding against each other or against any person, partnership, corporation, or any other entity, who or which might claim contribution, indemnity or other relief as against any of them, under the provisions of any statute, or at law, in this jurisdiction or any other, in respect of the matters subject to this Full and Final Mutual Release.

     IT IS AGREED AND UNDERSTOOD that the parties shall not subsequently make any claim, assert any cause of action or initiate any proceeding against each other, including for contribution or indemnity, or by way of third or subsequent party claim or otherwise, as a result of any proceeding commenced by any person, partnership, corporation, or any other entity, against the parties hereto, or any of them, arising out of the matters released herein.

     IT IS AGREED AND UNDERSTOOD that the exchange of the aforesaid consideration shall not be deemed to be an admission of liability whatsoever by the parties, which liability is in fact specifically and expressly denied.

     IT IS AGREED AND UNDERSTOOD that this Full and Final Mutual Release shall be binding upon the heirs, executors, administrators, successors, assigns and/or legal or personal representatives, as the case may be, of the parties hereto.

     THE PARTIES DECLARE THAT each of them has been given sufficient time to consider its actions and to seek such independent legal or other advice as he, she or it deems appropriate with respect to this matter including with respect to this Full and Final Mutual Release. The parties hereto freely and voluntarily accept the terms of this Full and Final Mutual Release for the purpose of making full and final compromise, adjustment and settlement of all claims, or potential claims, as aforesaid, and acknowledge that no representation of fact or opinion, threat or inducement has been made or given to induce signing of this Full and Final Mutual Release.

     THIS FULL AND FINAL MUTUAL RELEASE may be executed in counterparts, each of which so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument, notwithstanding their date of actual execution.

     IN WITNESS WHEREOF the parties hereto have hereunto set the hands and seals this 8th day of February, 2002.

SIGNED  IN  THE  PRESENCE  OF:
                         )
                         )     ENERGY  POWER  SYSTEMS  LIMITED
                         )
                         )
  "JANICE  MALMHOLT"                   )     PER:     "SANDRA  J.  HALL"
--------------------                                  ------------------
C/S
---
WITNESS                              SANDRA  J.  HALL

SIGNED  IN  THE  PRESENCE  OF:
                         )
                         )     BFC  CONSTRUCTION  CORPORATION
                         )
                         )
_  "SIGNED"     )     PER:     "L.  BRIAN  SWARTZ"                         C/S
-----------                    -----------------------------------------------
WITNESS                              L.  BRIAN  SWARTZ
                                   VICE  PRESIDENT  LEGAL  AND
     CORPORATE  SECRETARY

SIGNED  IN  THE  PRESENCE  OF:
                         )
                         )     INNOVATIVE  STEAM  TECHNOLOGIES  LTD.
                         )
                         )
_  "SIGNED"     )     PER:     "L.  BRIAN  SWARTZ"                         C/S
-----------                    -----------------------------------------------
WITNESS                              L.  BRIAN  SWARTZ
                                   VICE  PRESIDENT  LEGAL  AND
     CORPORATE  SECRETARY

SIGNED  IN  THE  PRESENCE  OF:
                         )
                         )     BFC  INDUSTRIAL-NICHOLLS  RADTKE  LTD.
                         )
                         )
_  "SIGNED"     )     PER:     "L.  BRIAN  SWARTZ"                         C/S
-----------                    -----------------------------------------------
WITNESS                              L.  BRIAN  SWARTZ
                                   VICE  PRESIDENT  LEGAL  AND
     CORPORATE  SECRETARY

SIGNED  IN  THE  PRESENCE  OF:
                         )
                         )     CONSTRUCTION  BFC  FOUNDATION  LTEE
                         )
                         )
_  "SIGNED"     )     PER:     "L.  BRIAN  SWARTZ"                         C/S
-----------                    -----------------------------------------------
WITNESS                              L.  BRIAN  SWARTZ
                                   VICE  PRESIDENT  LEGAL  AND
                                   CORPORATE  SECRETARY

                                                                    Exhibit 3.68
                          ENERGY POWER SYSTEMS LIMITED
                                 (THE "COMPANY")

     AUDIT  COMMITTEE  CHARTER
     -------------------------

This Audit Committee Charter (the "Charter") has been adopted by the Board of Directors (the "Board") of the Company. The Audit Committee of the Board (the "Committee") shall review and reassess this charter annually and recommend any proposed changes to the Board for approval.

ROLE  AND  INDEPENDENCE:  ORGANIZATION

The Committee assists the Board on fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing, internal control and financial reporting practices of the Company. It may also have such other duties as may from time to time be assigned to it by the Board.

The Audit Committee is to be comprised of at least three directors. Each of the Committee members must be independent from management (a majority of this Committee may not be non-independent directors) and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgement as a member of the Committee. Each Committee member shall also meet the independence and financial literacy requirements for serving on audit committees, and at least one member shall have accounting or related financial management expertise. The Committee shall maintain free and open communication with the independent auditors and management of the Company.

Each member of the Committee serves during the pleasure of the Board and, in any event, only so long as he or she is a director. The directors may fill vacancies in the Committee by election from among their number.

In discharging its oversight role, the Committee is empowered to investigate any matter relating to the Company's accounting, auditing, internal control or financial reporting practices brought to its attention, with full access to all the Company's books, records, facilities and personnel. The Committee may retain outside counsel, auditors or other advisors.

One member of the Committee shall be appointed as chair. The chair shall be responsible for leadership of the Committee, including scheduling and presiding over meetings and making regular reports to the Board. The chair will also maintain regular liaison with the CEO, CFO, and the lead independent audit partner.

The Committee shall meet at least four times a year, or more frequently as the Committee considers necessary. Opportunities should be afforded periodically to the external auditor and to senior management to meet separately with the independent members of the audit committee.

RESPONSIBILITIES

Although the Committee may wish to consider other duties from time to time, the general recurring activities of the Committee in carrying out its oversight role are described below.

- Recommending to the Board the independent auditors to be retained (or nominated for shareholder approval) to audit the financial statements of the Company. Such auditors are ultimately accountable to the Board and the Committee, as representatives of the shareholders;

- Evaluating, together with the Board and management, the performance of the independent auditors and, where appropriate, replacing such auditors;

- Obtaining annually from the independent auditors a formal written statement describing all relationships between the auditors and the Company. The Committee shall actively engage in a dialogue with the independent auditors with respect to any relationship that may impact the objectively and the independence of the auditors and shall take, or recommend that the Board take, appropriate actions to oversee and satisfy itself as to the auditors' independence;

- Reviewing the audited financial statements and discussing them with management and the independent auditors. Consideration of the quality of the Company's accounting principles as applied in its financial reporting. Based on such review, the Committee shall make its recommendation to the Board as to the inclusion of the Company's audited financial statement in the Company's Annual Report to Shareholders;

- Overseeing the relationship with the independent auditors, including discussing with the auditors the nature of the audit process, receiving and reviewing audit reports, and providing the auditors full access to the Committee (and the Board) to report of any and all appropriate matters;

-     Review  and  approve  audit  fees;

- Discussing with management and the independent auditors the quality and adequacy of and compliance with the Company's internal controls;

-     Review  and discuss all related party transactions, involving the Company;

- Discussing with management and/or the Company's general counsel any legal matters relating to the Corporate Code of Conduct (including the status of pending litigation) that may have a material impact on the Company's financial statements, and any material reports or inquiries from regulatory or governmental agencies; and

- Publicly disclose the receipt of warning about any violations of corporate governance rules.

The Committee's job is one of oversight. Management is responsible for the preparation of the Company's financial statements and the independent auditors are responsible for auditing those financial statements. The Committee and the Board recognize that management and the independent auditors have more resources and time, and more detailed knowledge and information regarding the Company's accounting, auditing, internal control and financial reporting practices than the Committee does; accordingly the Committee's oversight role does not provide any expert or special assurance as to the financial statements and other financial information provided by the Company to its shareholders and others.

                                                                    Exhibit 3.69

                                                                             1.1

                          ENERGY POWER SYSTEMS LIMITED
                                 (THE "COMPANY")

                            CORPORATE CODE OF CONDUCT
                            -------------------------

1.     GENERAL  STATEMENT
       ------------------

     (a)     Statement  of  Policy
             ---------------------

     It is a fundamental policy of the Company to conduct its business with honesty and integrity and in accordance with the highest legal and ethical standards.

     The policy set forth in this statement provides guidance in specific situations. It is not possible to provide guidance for all situations that may arise; therefore, it is the individual employee's responsibility to exercise good judgement and act in a manner that will fulfil all legal requirements and will reflect favourably upon the Company.

     Employees shall comply with the spirit as well as the letter of this policy. In particular, employees shall not attempt to achieve indirectly (through the use of agents or other intermediaries) what is forbidden directly.

     (b)     Applicability
             -------------

     This policy applies to all officers and employees of the Company and of the Company's subsidiaries. References to employees include references to officers and references to the Company include references to subsidiaries, unless otherwise stated.

     This policy also applies, where appropriate, to members of the Boards of Directors of the Company and of its subsidiaries.

     (c)     Implementation
             --------------

     Each new employee will be provided with a copy of the policy. All officers, managers, and other employees of the Company will be required annually to certify that:

     (i)     They  have  personally  read  and  understand  the  policy;

     (ii) They have taken appropriate steps to bring the policy to the attention of each employee under their supervision who is authorized to make commitments on behalf of the Company or is in a position to influence decisions; and,

     (iii) They have complied with the policy and know of no violations by employees under their supervision except violations that have been reported.

     Employees having questions as to interpretation or procedure under this policy should consult the President or their immediate supervisor.

     Compliance with the policy is essential. Violations will result in disciplinary action, including dismissal where warranted.

     2.1

2.     CONFIDENTIALITY
       ---------------

     Information as to proposed acquisitions, or other transactions or proposed transactions of the Company or its related companies with third parties must also be regarded as confidential until such information has been publicly disclosed.

     Confidentiality also applies to those methods, practices and procedures considered by the Company to be private and confidential, including internal communications such as memorandums, instructions, announcements, operations or policy manuals, and data processing software programs.

     3.1

3.     MISREPRESENTATION
       -----------------

     Employees are expected to maintain the highest standards of honesty and integrity at all times. The manner in which an employee conducts him/herself is always open to public scrutiny.

     An action which is perceived, correctly or incorrectly, as being improper or unethical can lead to allegations which can harm or embarrass the employee, the Company and its affiliates. It is important that all employees recognize this and look beyond their intentions to the perceptions someone else may make.

     The Company cannot tolerate the issuance of misleading or false information for any reason. Nor can it tolerate the omission of known facts and/or the exclusion of details which, if known, could affect a decision by a fellow employee, a business or a customer. Care must also be taken to avoid making promises or commitments which cannot be met by the Company.





























     4.1

4.     COMPLIANCE  WITH  REGULATORY  AND  EXCHANGE  AUTHORITIES
       --------------------------------------------------------

     The business of the Company is regulated by the applicable regulatory and exchange authorities. It is imperative that all applicable reporting and filing requirements are complied with.

     5.1

5.     RELATED  PARTY  TRANSACTIONS
       ----------------------------

          INTRODUCTION
          ------------

     Under the Ontario Securities Act auditors and other persons providing professional services to the Company are required to promptly report any breach of the restricted party provisions to the Board of Directors.

     The related party restrictions are complex and in the event that an employee is in doubt as to whether a transaction is a potential related party transaction, or may require the prior approval of the Board of Directors, the transaction should be reported in writing to the Secretary of the Company.

          Definition  of  Related  Party
          ------------------------------

     A related party of an issuer or of an interested party in connection with a transaction, as the case may be, means a person or company, other than a bona fide lender, that at the relevant time and after reasonable inquiry, is known by the issuer the interested party, or a director of senior officer of the issuer or interest party to be

(a) A person or company, whether alone or jointly or in concert with others, that holds securities of the issuer or of the interest party sufficient to affect materially the control of the issuer or of the interested party;

(b) A person or company in respect of which a person or company referred to in paragraph (a) whether alone or jointly or in concert with other, holds securities sufficient to affect materially the control of the first-mentioned person or company referred to in this paragraph (b)

(c) A person or company in respect of which the issuer or the interested party, whether alone or jointly or in convert with others, holds securities sufficient to affect materially the control of the person or company

(d) A person or company that beneficially owns, or exercises control or direction over, voting securities of the issuer or of the interested party carrying more than 10 percent of the voting rights attached to all of the issued and outstanding voting securities of the issuer or of the interested party

(e)     A  director  or  senior  officer
i.     of  the  issuer  or  of  the  interested  party,  or
ii.     of  a  related party within the meaning of paragraph (a) (b) (c) (d) (f)

or  (g)  of  the  issuer  or  of  the  interested  party

(f) A person or company that manages or directs, to any substantial degree, the affairs or operations of the issuer or the interested party under an agreement, arrangement or understanding between the person or company and the issuer or the interested party, including the general partner of an issuer or interested party that is a limited partnership; and

(g) An affiliated entity of, a person controlling, or a company controlled by, any of the persons or companies described in paragraphs (a) through (f).

          Related  Party  Transactions

Means in respect of an issuer, a transaction between or involving the issuer and a person or company that is a related party of the issuer at the time the transaction is agreed to, whether or not there are also other parties to the transaction, as a consequence of which, either by itself or together with other related transactions between or involving the issuer and the related party or a person or company acting jointly or in concert with the related party, whether or not there are also other parties to the transaction, the issuer directly, or indirectly

(a) Purchases or acquire an asset from the related party for valuable consideration;

(b) Purchases or acquires, jointly or in concert with the related party, an asset from a third party of the proportion of the asset acquired by the issuer is less than the proportion of the consideration paid by the issuer;

(c)     Assumes or otherwise becomes subject to a liability of the related party

(d)     Sells,  transfer  or  disposes  of  an  asset  to  the  related  party

(e) Sells, transfers or disposes of, jointly or in convert with the related party, an assets to a third party if the proportion of the consideration received by the issuer is less than the proportion of the asset sold, transferred or disposed by the issuer.

(f)     Leases  property  to  or  from  the  related  party.

(g) Issues a security to the related party or subscribes for a security of the related party

(h) Amends or agrees to the amendment of the terms of a security of the issuer of the security is beneficially owned or is one over which control or direction is exercised by the related party, or agrees to the amendment of the terms of a security of the related party is the security is beneficially owned by the issuer or is one over which the issuer exercises control or direction.

(i)     Borrows  money  from  or  lends  money  to  the  related  party

(j) Releases, cancels or forgives a debt or liability owed by the related party.

(k) Provides a guarantee or collateral security for a debt or liability of the related party, or amends or agrees to the amendment of the terms of the guarantee or security.

(l) Is a party to an amalgamation, arrangement or merger with the related party, other than a transaction referred to in paragraph (m), or

(m) Participates in a transaction with the related party that is a going private transaction in respect of the related party or would be a going private transaction in respect of the related party except that it comes with the exception in paragraph (e) of the definition of going private transactions.

                                                                             6.1
6.     CONFLICTS  OF  INTEREST
       -----------------------

     A.     General
            -------

     While Section 5 "Related Party Transactions" deals with prohibitions imposed by legislation in regard to related party transactions, this section deals with conflicts of interest in a more general sense.

     The guidelines in this Section 6 are in addition to and not in substitution for the guidelines set out in Section 5.

The Canadian and United States securities regulatory authorities emphasize that all registrants should be most conscious of their responsibilities in these situations and weigh the burden of dealing in an ethical manner with the conflicts of interest against the advantages of acting as a director of a reporting issuer, many shareholders of which may be clients of the registrant.

     Directors, officers or employees of the Company must conduct their personal affairs so as to avoid any situation that could give rise to conflict or perceived conflict with the interests of the Company.

     A conflict of interest is deemed to exist when a director, officer or employee is in a position, as a result of the nature of their relationship with the Company, to further any personal financial interest or the financial interests of family, a friend or business associates.

     B.     Officers  and  Employees
            ------------------------

     The Company has developed the following guidelines for officers and employees of the Company:

     (a) An officer or employee may not invest in, or hold a position with any supplier, customer or competitor of the Company (except for an investment in publicly traded securities as described below);

     (b) An officer or employee may not accept favours, gifts, preferences, special considerations or other things of more than nominal value from any person or entity with which the Company has relations which might influence the judgement of the officer or employee in carrying out his or her duties and responsibilities to the Company;

     (c) An officer or employee may not disclose or use confidential information gained by reason of his or her relationship with the Company for his or her own personal profit or advantage or the profit or advantage of family, friends or business associates;

     (d) An officer or employee may not engage in activities or investments which compete with the business of the Company and, in particular, may not compete in respect of the acquisition or disposition of rights or property;

     (e) An officer or employee must not engage in outside employment, activities or positions which interfere in any significant way with the performance of his or her duties to the Company.

     The  following  situations  would  not be considered conflicts of interest:

     (a) Ownership of an insignificant amount of the publicly traded securities of a supplier, customer or competitor of the Company;

     (b) A transaction or relationship disclosed in accordance with this policy and determined by the Company not to be a prohibited conflict of interest.

     C.     Directors
            ---------

     While it is recognized that not all of the guidelines applicable to officers and employees will be applicable to members of the Board of Directors, directors must be particularly vigilant in avoiding conflicts or perceived conflicts between their personal or business interests and the interests of the Company. In particular, a director shall not permit himself or herself to be placed in a position which might give rise to the appearance that the director is acting in concert with another person to participate in or enter into an investment or other transaction with the Company that would be prohibited or restricted if entered into with the Company by the director or an entity in which the director or a member of the director's family has an interest. Directors must also guard against any interests or relationships which might reasonably be expected to affect the exercise of the best judgement of the director with respect to the director's responsibilities in regard to the Company's investments or other transactions or activities.

     Directors must disclose all conflicts or perceived conflicts of interest in writing to the Company or request that disclosure be entered in the minutes of board or committee meetings at which such disclosure is made. A director must not participate in any discussions regarding transactions, proposed transactions or activities of the Company in respect of which he or she has a conflict or perceived conflict of interest, nor may the director vote on any resolutions to approve such transactions, proposed transactions or activities. A director is obliged to disclose a conflict or perceived conflict of interest to the Company even if the transaction, proposed transaction or activity does not require the approval of the Board of Directors or a committee. A director who knowingly violates the stricture against being present at or voting on a contract in which the director has a conflict of interest ceases to be a director of the Company.

AUDIT  COMMITTEE

     The audit committee of the Board of Directors has the responsibility for establishing the audit policies and monitoring the investment portfolio of the Company. Accordingly, members of the audit committee must adhere to extremely high standards in avoiding conflicts or perceived conflicts and the Company has established additional disclosure guidelines with the intention of extending the disclosure rule to situations where there may be a perceived conflict of interest but no actual conflict exists and the legislation governing conflicts does not apply. The guidelines are also intended to ensure that members do not receive or are not perceived to receive a direct or indirect benefit from any transaction involving the Company.

     When the audit committee is considering a transaction for approval, any member of the committee who in the previous two years has conducted business, directly or indirectly, with any party to the transaction other than the Company, or who in the previous two years has been involved with any party to the transaction other than the Company whether as an employee, consultant, adviser, director, direct or indirect shareholder or otherwise (or a member of whose family has so conducted business or been so involved), will forthwith disclose the nature of such business or involvement to the Company either in writing or by requesting that such disclosure be entered in the minutes of the meeting of the committee at which such disclosure is made. The audit committee may then, in its discretion, require that such member not participate in any discussion regarding the transaction being considered for approval, vote on any resolution to approve such transaction, or attempt in any other way to influence the decision of the committee in respect of such transaction.

     A member of the audit committee required to make disclosure pursuant to the preceding paragraph (and any members of the family of such committee member) shall not receive any benefit or advantage, or future benefit or advantage, directly or indirectly, from any party to the transaction (other than the Company) or any person associated, affiliated or acting in concert with such a party, as a result of the transaction, unless the member first discloses the details regarding the benefit or advantage to the committee. The committee may then require the member to refrain from participating in discussions regarding future transactions, or impose any other terms or conditions that the committee in its discretion may deem advisable.

     7.1

7.     QUESTIONABLE  OR  IMPROPER  PAYMENTS  OR  USE  OF  THE  COMPANY'S  ASSETS
       -------------------------------------------------------------------------

     The use of any funds or assets of the Company for any unlawful or improper purpose is strictly prohibited.

     In this section, the word 'payment' or 'payments' is deemed to include any gift or entertainment unless it is reasonable in nature, frequency, and cost. Reasonable business entertainment would include, for example, lunch, dinner, or occasional athletic or cultural events; gifts of nominal value, entertainment at facilities of the Company or sponsored by the Company. Reasonable business entertainment would also include traditional promotional events sponsored by the Company or the corporate sponsorship of a cultural event.

     No payment from the Company's funds or assets shall be made to or for the benefit of an existing or prospective client or any representative of a client, or supplier for the purpose of improperly obtaining a sale, purchase, contract or other commercial benefit.

     Employees of the Company shall not accept payments from any current or prospective client or representative of a client or supplier for the purpose of improperly obtaining or encouraging any sale, purchase, contract or other commercial benefit.

     It is strictly prohibited to provide payment from the Company's funds or assets to or for the benefit of a representative of any provincial or federal government, for example, to expedite the processing of an application.




     8.1

8.     POLITICAL,  CHARITABLE,  AND  CULTURAL  CONTRIBUTIONS
       -----------------------------------------------------

     Political, charitable, cultural, and other public relations contributions may be made only with the prior approval of the President and Chief Executive Officer of the Company.

     9.1

9.     BOOKS  AND  RECORDS  OF  THE  COMPANY
       -------------------------------------

     The Company's books, records, and accounts shall accurately and fairly reflect the transactions of the Company in reasonable detail and in accordance with all applicable legislative and regulatory requirements and with the Company's accounting practices and policies.

     For  example:

     (a) No false or deliberately inaccurate entries (such as overbilling) shall be made for any reason. Discounts, rebates, credits and allowances do not create overbillings when lawfully granted; the reasons for the grant should be set forth in the Company's records, including the party requesting the treatment;

     (b) No payment shall be made with the intention or understanding that all or any part of it is to be used for any purpose other than that described by the document supporting the payment;

     (c) No undisclosed or unrecorded funds or assets shall be established for any purpose; or

     (d) No false or misleading statements, written or oral, shall be made to any internal or external accountant, auditor or regulatory authority with respect to the Company's financial statements.

     10.1

10.     PAYMENT  OF  AMOUNTS  DUE  CUSTOMERS,  AGENTS,  OR  DISTRIBUTORS
        ----------------------------------------------------------------

     All commission or agency arrangements and arrangements must be in writing and provide for the services to be performed and for a fee which is reasonable in amount and reasonably related to the service to be rendered.

     All payments for fees, commissions, discounts, or rebates must be made by the Company's cheque (not by cashier's cheque or in currency) in the name of the agent, distributor, or customer.

     A credit memorandum is the preferred method of affecting a rebate and should be issued to the customer unless the Company's cheque is necessary due to the nature of the transaction. Cheques should refer to the applicable transaction or file number and indicate the amount of discount or rebate and the reason therefore.

     All payments for fees, commissions, discounts, or rebates shall be fully disclosed and the accounting records maintained by the accounting department. Proper documentation of contracts and agreements shall be maintained.

     11.1

11.     INSIDER  TRADING
        ----------------

     REPORTING  REQUIREMENTS
     -----------------------

     Under the current Ontario legislation, it is an offence for any person in a "special relationship" with a "reporting issuer" to purchase or sell securities of the reporting issuer with knowledge of a material fact or material change with respect to the reporting issuer that has not been generally disclosed. For these purposes, a material fact or material change is essentially something which may reasonable be expected to have a significant impact on the market price or value of the securities of the reporting issuer. This will include facts or changes with respect to subsidiaries of the reporting issuer if they are material to the reporting issuer itself.

     It is also an offence for a reporting issuer or any person in a special relationship with the reporting issuer to inform another person or company of an undisclosed material fact or material change with respect to the reporting issuer other than in the necessary course of business.

     Who  is  in  a  "special  relationship"  with  Energy  Power?  (EPS)

(a) Insider, affiliates, associates, directors, officer and employees EPS (insiders of EPS include directors and senior officers of subsidiaries of EPS);
(b) A person or company that is proposing to make a take-over bid for the securities of EPS ("take-over bidder") and any insider, affiliate, associate, director, officer or employee thereof;
(c) A person or company that is proposing to become a party to reorganization, amalgamation, merger or arrangement with EPS or to acquire a substantial portion of its property (a "merger partner") and any insider, affiliate, associate, director, officer or employee thereof.
(d) A person or company that is engaging in or proposes to engage in any business or professional activity with or on behalf of EPS, takeover bidder or merger partner, and any director, officer or employee thereof; and
(e) A person or company that leans of a material fact or material change (a "tippee") from any other person or company in the special relationship (a "tipper") where the tippee knows or ought reasonably to have known that the tipper is a person of company in that special relationship.

     Specific  Rules

     IN LIGHT OF THE RESTRICTIONS ON INSIDER TRADING SET FORTH ABOVE AND THE SEVERE PENALTIES FOR BREACHING SUCH RESTRICTIONS, THE FOLLOWING RULES WILL HENCEFORTH APPLY TO ALL DIRECTORS, OFFICERS AND EMPLOYEES OF EPS AND ITS
SUBSIDIARIES:


1. No individual shall disclose to any other party outside the EPS organization any material information of which he/she is aware regarding EPS or any company with respect to which EPS is a potential take-over bidder or merger partner until such information has been generally disclosed. Disclosure within the EPS organization shall be on a "need to know" basis having due regard to the need to keep disclosure to a minimum.

2. No individual with knowledge of material information with respect to EPS or any company with respect to which, to the knowledge of such individual, EPS is a potential take-over bidder or merger partner, shall trade in any securities of EPS or such target company or merger partner, as the case may be, until such material information has been generally disclosed.

3. Subject to paragraph 2, individuals may trade freely in securities of EPS during the periods commencing 48 hours after release of EPS's interim financial statements and ending 60 days thereafter.

     For the purposes of paragraphs 1 and 2 above, information shall be deemed to be generally disclosed after one full trading day has elapsed from the time that a press release (or other document generally available to wire services and the news media) containing the information is issued.

REPORTING  OBLIGATIONS  OF  INSIDERS  OF  EPS

     A person or company, who becomes an insider of a reporting issuer, shall within 10 days from the day that he, she or it becomes an insider, or such shorter period as may be prescribed by the regulations, file a reports as of the day on which he, she or it became an insider disclosing any direct or indirect beneficial ownership of or control or direction over securities of the reporting issuer as may be required by the regulations.

1.     Insiders

     The following persons are insider of EPS and are therefore subject to the reporting obligations

-     Every  director  or  senior  officer  of  EPS
-     Every  director  or senior officer of a company that is an insider of EPS;
-     Every director or senior officer of a company that is a subsidiary of EPS;
- Any person or company who beneficially owns, directly or indirectly, voting securities of EPS or who exercises control or direction over voting securities of EPS or a combination of both carrying more than 10% of the voting rights attached to all voting securities of EPS.

2.     Where  to  Report

Insiders are subject to reporting obligation under the legislation of Ontario, British Columbia, Alberta and Newfoundland Securities Commission together with a reporting obligation to the Securities and Exchange Commission.




3.     What  to  Report

     An insider is required to report any direct or indirect beneficial ownership of or control or direction over securities of a reporting issuer (i.e.
EPS).

4.     When  to  File

     Within 10 days from the day on which the change takes place, or such shorter period as may be prescribed by the regulations, file a report of direct, indirect beneficial ownership of or control or direction over securities of the reporting issuer as of the day on which the change took place and the change or changes at occurred, giving any details of each transaction as may be required by the regulations.

5.     Form  of  Report

     Insider trading reports are filed in the Provinces of Ontario, British Columbia, Alberta and Newfoundland using Form 55-102F.

                                                                      Exhibit 99
                CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
                      AS ADOPTED PURSUANT TO SECTION 906 OF
                         THE SARBANES-OXLEY ACT OF 2002

In  connection  with  the  Annual  Report  on  Form 20-F of Energy Power Systems
Limited (the "Company") for the year ended June 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Sandra J. Hall, President of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



By:  (signed)  Sandra  J.  Hall
     --------------------------
     Sandra  J.  Hall,  President
     ENERGY  POWER  SYSTEMS  LIMITED




                CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
                      AS ADOPTED PURSUANT TO SECTION 906 OF
                         THE SARBANES-OXLEY ACT OF 2002

In  connection  with  the  Annual  Report  on  Form 20-F of Energy Power Systems
Limited (the "Company") for the year ended June 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Scott T. Hargreaves, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

3. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

4. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



By:  (signed)  Scott  T.  Hargreaves
     -------------------------------
     Scott  T.  Hargreaves,  Chief  Financial  Officer
     ENERGY  POWER  SYSTEMS  LIMITED