Form 20-F
ENERNORTH INDUSTRIES INC
filed 2003-11-25
CIK 1049021

As filed with the Securities and Exchange Commission on November 24, 2003

United States
Securities and Exchange Commission
Washington,
D.C. 20549

Form 20-F
(Mark One)
☐    Registration Statement pursuant to Section 12( b) or ( g) of The Securities Exchange Act of 1934

☒    Annual Report pursuant to Section 13 or 15( d ) of The Securities Exchange Act of 1934
         For the fiscal year ended June 30, 2003

☐    Transition Report pursuant to Section 13 or 15( d ) of The Securities Exchange Act of 1934
        For the transition period from ________ to _________

        Commission file number: 0-29586

EnerNorth Industries Inc.
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

4,059,009 Common Shares as of October 31, 2003
No Preference Shares Issued and Outstanding as of October 31, 2003

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒       No ☐       Inapplicable
Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☒       Item 18 ☐
(Applicable only to Issuers involved in bankruptcy proceedings during the past five years)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court:
Yes ☐     No ☐    Inapplicable        ☒

	EnerNorth Industries inc. Form 20-F Annual Report Table of Contents

	PART I

ITEM 1	Identity of Directors, Senior Management and Advisers	5

ITEM 2	Offer Statistics and Expected Timetable	5

ITEM 3	Key Information
	A. Selected Financial Data	5
	B. Capitalization and Indebtedness	10
	C. Reasons for the Offer and Use of Proceeds	10
	D. Risks Factors	11

ITEM 4	Information on the Company	21
	A. History and Development of the Company	23
	B. Business Overview	27
	C. Organizational Structure	33
	D. Property, Plant and Equipment	34

ITEM 5	Operating and Financial Review and Prospects	41
	A. Operating Results	49
	B. Liquidity and Capital Resources	52
	C. Research and Development	55
	D. Trend Information	56
	E. Off-balance Sheet Arrangements	56
	F. Tabular Disclosure of Contractual Obligations	56
	G. Safe Harbor	57

ITEM 6	Directors, Senior Management and Employees	57
	A. Directors and Senior Management	57
	B. Compensation	61
	C. Board Practices	64
	D. Employees	66
	E. Share Ownership	66

ITEM 7	Major Shareholders and Related Party Transactions	68
	A. Major Shareholders	68
	B. Related Party Transactions	68
	C. Interests of Experts and Counsel	72

ITEM 8	Financial Information	72
	A. Consolidated Statements and Other Financial Information	72
	B. Significant Changes	74

ITEM 9	A. The Offer and Listing	75
	B. Plan of Distribution	75
	C. Markets	78
	D. Selling Shareholders	78
	E. Dilution	79
	F. Expenses of the Issue	79

ITEM 10	Additional Information	79
	A. Share Capital	79
	B. Memorandum and Articles of Association	79
	C. Material Contracts	82
	D. Exchange Controls	83
	E. Taxation	84
	F. Dividends and Paying Agents	89
	G. Statement by Experts	90
	H. Documents on Display	90
	I. Subsidiary Information	90

ITEM 11	Quantitative and Qualitative Information about Market Risk	90

ITEM 12	Description of Securities Other than Equity Securities	90

	PART II

ITEM 13	Defaults, Dividend Arrearages and Delinquencies	90

ITEM 14	Material Modifications to the Rights of
	Security Holders and Use of Proceeds	90

ITEM 15	Controls and Procedures	93

ITEM 16	Reserved	94

ITEM 16A	Audit Committee Financial Expert	94

ITEM 16B	Code of Ethics	94

ITEM 16C	Principal Accountant Fees and Services	95

ITEM 16D	Exemptions From the Listing Standards for Audit Committees	95

ITEM 17	Financial Statements	96

ITEM 18	Financial Statements	96

	PART III
ITEM 19	Exhibits	96

PART I
Forward-Looking Statements
Certain statements contained in this Annual Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act" ), which reflect the Company's current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See, in general, "Item 3D. Key Information — Risk Factors" below.) The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not applicable. Information on directors, senior management and employees is contained in Item 6 of this report.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable. This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 3.    KEY INFORMATION

As this Form 20-F is an Annual Report filed under the Exchange Act only Items 3A and 3D are applicable.

A.    SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data of EnerNorth Industries Inc. (formerly Energy Power Systems Limited) ("EnerNorth" or the "Company" ) for its twelve-month fiscal periods ended June 30, 1999, June 30, 2000, June 30, 2001, June 30, 2002 and June 30, 2003, and are presented pursuant to Canadian Generally Accepted Accounting Principles ( "Canadian GAAP" ).

The selected consolidated statement of operations data set forth below are for the twelve-month fiscal periods ended June 30, 1999, June 30, 2000, June 30, 2001, June 30, 2002 and June 30, 2003, and the selected consolidated balance sheet data set forth below are as of June 30, 1999 through June 30, 2003. The June 30, 2000, June 30, 2001, June 30, 2002 and June 30, 2003 statement of operations data and June 30, 2000, June 30, 2001, June 30, 2002 and June 30, 2003 balance sheet data are derived from the consolidated financial statements of the Company, which have been audited by BDO Dunwoody LLP, Chartered Accountants. Financial data from previous years were derived from the consolidated financial statements of the Company, which were audited by Ernst & Young LLP, Chartered Accountants. The consolidated balance sheet data set forth below at June 30, 1999, June 30, 2000 and June 30, 2001 and operations data for the years ended June 30, 1999 and June 30, 2000 are derived from audited financial statements not included elsewhere in this Annual Report.

The selected financial data should be read in conjunction with the consolidated financial statements of the Company for the years ended June 30, 2003, June 30, 2002 and June 30, 2001 included elsewhere in this Annual Report and with "Item 5 – Operating and Financial Review and Prospects" below.

EnerNorth Industries Inc.
Presented Pursuant to Canadian Generally Accepted Accounting Principles
(Canadian $000s, Except % Items and Per Share Data)

	As of and for the Twelve Month Period Ended June 30,

	1999	2000	2001	2002	2003

	(Audited)
Statement of Operations Data:
Revenue — Industrial & Offshore Division (1)	$21,080	$18,924	$18,770	21,562	25,389
Revenue — Oil & Gas Division (1)	-	-	314	448	580
Total Revenue	21,080	18,924	19,084	22,010	25,969
Cost of revenue — Industrial & Offshore Division (1)	17,923	15,128	16,420	18,400	21,660
Cost of revenue — Oil and Gas Division (1)	-	-	151	637	696
Total cost of revenue	17,923	15,128	16,571	19,037	22,356
Gross profit — Industrial & Offshore Division (1)	3,157	3,796	2,350	3,162	3,729
Gross profit — Oil & Gas Division (1)	-	-	163	(189)	(116)
Total gross profit	3,157	3,796	2,513	2,973	3,613
Income (loss) from operations	(1,550)	(892)	(1,966)	(428)	(7,511)
Interest expense	232	214	257	136	274
Gain on sale of marketable securities	-	-	-	22	96
Interest income	-	-	-	5	88
Net loss from continuing operations before income taxes	(2,069)	(1,106)	(2,223)	(537)	(7,601)
Income taxes (benefit)	215	331	(1,248)	594	446
Net loss from continuing operations	(2,284)	(1,437)	(975)	(1,131)	(8,047)
Loss from discontinued operations (3)	(5,697)	(1,251)	(2,660)	-	-
Net loss	(7,981)	(2,688)	(3,635)	(1,131)	(8,047)
Weighted average common shares outstanding (2)	769	1,045	1,419	2,213	3,806
Net loss from continuing Operations per share	$(2.97)	$(1.37)	$(0.69)	$(0.51)	$(2.11)
Net loss per share	$(10.38)	$(2.57)	$(2.56)	$(0.51)	$(2.11)
- -

	As of and for the Twelve Month Period Ended June 30,

	1999	2000	2001	2002	2003

	(Audited)
Other Financial Data:

Cash flows provided by (used in)
Operating activities	(646)	(2,529)	(1,313)	(2,021)	622
Investing activities	(2,601)	6,597	1,150	(2,999)	(897)
Financing activities	3,470	(2,534)	(365)	9,387	1,394

Purchase of capital assets for cash	$264	$181	$214	$163	473
Purchase of oil and gas properties for cash	-	-	1,728	2,759	355
Gross profit margin – Industrial & Offshore Division	15%	20%	13%	15%	15%
Gross profit margin – Oil & Gas Division	-	-	52%	(42%)	(20%)

Balance Sheet Information:
Working capital (deficiency)	$(4,542)	$(1,925)	$4,205	$7,314	$777
Total assets	30,051	23,511	19,050	25,314	28,835
Due to shareholders, less current portion	4,026	1,842	350	-	-
Total long-term debt, less current portion	2,333	738	646	502	528
Non-controlling interest	-	-	-	-
Shareholders' equity	13,402	12,107	11,357	18,059	11,254
____________________

(1)	Divisional information is presented based on the operations of the subsidiaries within the division. Head office expenses are presented separately.
(2)	Adjusted for a four-for-one share consolidation effective February 2, 2001, and a three-for-one share consolidation effective February 11, 2003.
(3)
During fiscal 2001 the Company discontinued efforts to act as a developer of independent power projects. As a result, the Power Division has been treated as discontinued operations for accounting purposes, and prior years' statements of operations have been restated.

During fiscal 2000 the Company disposed of its interest in Merlin Engineering and suspended the operations of Atlantic Seaboard Holdings Inc. The activities of these subsidiaries have been treated as discontinued operations for accounting purposes. As a result, prior years' statements of operations have been restated.

(4)	Selected Financial Data should be read in conjunction with "Item 5 – Operating and Financial Review and Prospects – Critical Accounting Principles and Critical Accounting Estimates" below.

The following table sets forth selected consolidated financial data of the Company as set forth in the preceding table, as reconciled pursuant to United States Generally Accepted Accounting Principles as allowed by Item 17/18 of Form 20F:
EnerNorth Industries Inc.
Presented Pursuant to United States Generally Accepted Accounting Principles
(Canadian $000s, Except % Items and Per Share Data)

	As of and for the Twelve Month Period Ended June 30,

	1999	2000	2001	2002	2003

	(Audited)
Statement of Operations Data:
Revenue — Industrial & Offshore Division (1)	$21,080	$18,924	$18,770	21,562	25,389
Revenue — Oil & Gas Division (1)	-	-	314	448	580
Total revenue	21,080	18,924	19,084	22,010	25,969
Cost of revenue — Industrial & Offshore Division (1)	17,923	15,128	16,420	18,400	21,660
Cost of revenue — Oil and Gas Division (1)	-	-	151	1,681	696
Total cost of revenue	17,923	15,128	16,571	20,081	22,356
Gross profit — Industrial & Offshore Division (1)	3,157	3,796	2,350	3,162	3,729
Gross profit — Oil & Gas Division (1)	-	-	163	(1,233)	(116)
Total gross profit	3,157	3,796	2,513	1,929	3,613
Income (loss) from operations	(1,649)	(892)	(2,170)	(1,583)	(7,511)
Interest expense	232	563	436	291	274
Gain (loss) on sale of marketable securities	-	-	-	22	96
Interest income	-	-	-	5	88
Net loss from continuing operations before tax	(2,167)	(1,455)	(2,606)	(1,847)	(7,601)
Income taxes (benefit)	215	331	(1,248)	594	446
Net loss from continuing operations	(2,382)	(1,786)	(1,358)	(2,441)	(8,047)
Loss from discontinued operations (3)	(5,697)	(1,251)	(2,660)	-	-
Cumulative effect of a change in accounting principle	-	-	-	2,057	-
Net loss	(8,079)	(3,037)	(4,018)	(4,498)	(8,047)
Deemed dividend on preferred shares	-	-	420	-	-
Net loss available for common shareholders	(8,079)	(3,037)	(4,438)	(4,498)	(8,047)
Weighted average common shares outstanding (2)	769	1,045	1,419	2,213	3,806
Net loss from continuing Operations per share	$(3.07)	$(1.71)	$(0.96)	$(1.10)	($2.11)
Net loss per share	$(10.47)	$(2.91)	$(2.83)	$(2.03)	($2.11)
- -

	As of and for the Twelve Month Period Ended June 30,

	1999	2000	2001	2002	2003

	(Audited)

Other Financial Data:

Cash flows provided by (used in)
Operating activities	(646)	(2,529)	(1,313)	(2,021)	622
Investing activities	(2,601)	6,597	1,150	(2,999)	(897)
Financing activities	3,470	(2,534)	(365)	9,387	1,394

Purchase of capital assets for cash	$264	$181	$214	$163	473
Purchase of oil and gas properties for cash	-	-	1,728	2,759	355
Gross profit margin – Industrial & Offshore Division	15%	20%	13%	15%	15%
Gross profit margin – Oil & Gas Division	-	-	43%	(275%)	(20%)

Balance Sheet Information:
Working capital (deficiency)	$(4,542)	$(1,812)	$4,321	$7,314	$828
Total assets	30,051	23,511	19,084	24,270	27,842
Due to shareholders, less current portion	4,026	1,736	277	-	-
Total long-term debt, less current portion	2,333	738	646	502	528
Non-controlling interest	-	-	-	-
Shareholders' equity	13,402	12,326	11,546	17,015	10,260
____________________
(1)	Divisional information is presented based on the operations of the subsidiaries within the division. Head office expenses are presented separately.
(2)	Adjusted for a four-for-one share consolidation effective February 2, 2001, and a three-for-one share consolidation effective February 11, 2003.
(3)
During fiscal 2001 the Company discontinued efforts to act as a developer of independent power projects. As a result, the Power Division has been treated as discontinued operations for accounting purposes, and prior years' statements of operations have been restated.

During fiscal 2000 the Company disposed of its interest in Merlin Engineering and suspended the operations of Atlantic Seaboard Holdings Inc. The activities of these subsidiaries have been treated as discontinued operations for accounting purposes. As a result, prior years' statements of operations have been restated.

(4)	Selected Financial Data should be read in conjunction with "Item 5 – Operating and Financial Review and Prospects – Critical Accounting Principles and Critical Accounting Estimates" below.

- -

Exchange Rate Information
The Company's accounts are maintained in Canadian dollars. In this Annual Report, all dollar amounts are expressed in Canadian dollars except where otherwise indicated.
The exchange rate used for the purpose of this Annual Report (other than financial statement information) for the conversion of Canadian dollars ( "CDN $" ) into United States dollars ( "US $" ) was US $0.76 as of October 31, 2003). The following table sets forth the exchange rates for the conversion of one Canadian dollar into one United States dollar at the end of the following periods, the high and low rates of exchange for such periods, and the average exchange rates for the periods (based upon the average of the exchange rates on the last day of each month during the periods). The rates of exchange set forth below are derived from the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The source of this data is the Federal Reserve Bulletin and Digest.

	2003	2002	2001	2000	1999

Period End	0.75	0.66	0.66	0.68	0.68
Low	0.63	0.62	0.63	0.66	0.63
High	0.75	0.66	0.68	0.70	0.69
Average*	0.66	0.64	0.66	0.68	0.66

*Calculated by using the average of the exchange rates on the last day of each month during the period.

	2003
	October	September	August	July	June	May
High	0.77	0.74	0.72	0.75	0.75	0.74
Low	0.74	0.72	0.71	0.71	0.73	0.70

The rate of exchange for the conversion of United States dollars into Canadian dollars at October 31, 2003 was (US $1 = CDN $0.76).

B.    CAPITALIZATION AND INDEBTEDNESS

Not applicable. This Form 20-F is being filed as an Annual Report under the Exchange Act.

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable. This Form 20-F is being filed as an Annual Report under the Exchange Act.

D.    RISK FACTORS

The Company is subject to a number of significant uncertainties and risks, including, without limitation, those described below and those described elsewhere in this Annual Report, any of which may affect the Company in a manner and to a degree which cannot be foreseen at this time.

General Risk Factors

Experienced a history of losses and limited operating history. To date, we have incurred significant losses. The Company has a limited operating history upon which any evaluation of the Company and its long-term prospects might be based. Although the Industrial & Offshore Division has been in business for many years, the Company did not commence its business plan for the exploitation of oil and gas until February of 2001. The Company is subject to the risks inherent in a new business enterprise, as well as the more general risks inherent to the operation of an established business. The Company and its prospects must be considered in light of the risks, expenses and difficulties encountered by all companies engaged in the extremely volatile and competitive oil and gas markets, and in the industrial fabrication and installation industry. Any future success the Company might achieve will depend upon many factors, including factors which will be beyond its control. These factors may include changes in technologies, price and product competition, developments and changes in the international oil and gas market, changes in the Company's strategy, changes in expenses, fluctuations in foreign currency exchange rates, general economic conditions, (both in the United States and Canada), and economic and regulatory conditions specific to the areas in which the Company competes, among others. To address these risks, the Company must, among other things, continue to respond to competitive developments; attract, retain and motivate qualified personnel; implement and successfully execute its business plan; comply with environmental regulations; expand its portfolio of proven and prospective oil and gas properties and /or negotiate additional working interests and prospect participations; and expand and replace depleting oil and gas reserves. There can be no assurance that the Company will be successful in addressing these risks.

Variability of operating results. The Company's operating results may in the future fluctuate significantly depending upon a number of factors including industry conditions, oil and gas prices, rate of drilling success, rates of production from completed wells and the timing of capital expenditures. Such variability could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, any failure or delay in the realization of expected cash flows from operating activities could limit the Company's future ability to continue exploration and to participate in economically attractive oil and gas projects and/or industrial and offshore projects.

Need for additional capital. Both the exploration and development of oil and gas reserves (through the Oil & Gas Division) and the construction and fabrication of infrastructure projects (through the Industrial and Offshore Division) can be capital-intensive businesses. The Company makes, and will continue to make, substantial expenditures for the exploration of oil and gas, and the construction and fabrication of infrastructure projects. Historically, the Company has financed operations primarily with proceeds from the sale of its equity securities in private offerings. The Company's management believes that the Company will be able to finance its operations for the immediate future through existing working capital and loan proceeds. The Company intends to satisfy any additional working capital requirements from cash flow and by raising capital through public or private sales of debt or equity securities, debt financing or short-term loans, or a combination of the foregoing. The Company has no current arrangements for obtaining additional capital, and no assurance can be given that the Company will be able to secure additional capital, or on terms which will not be objectionable to the Company or its then existing shareholders. Under such circumstances, the failure or inability of the Company to obtain additional capital on acceptable terms or at all could have a material adverse effect on the Company.

Operating hazards. The exploration and development of oil and gas projects in which the Company will participate will be subject to the usual hazards incident to the drilling of oil and gas wells, such as explosions, uncontrollable flows of oil, gas or well fluids, fires and, pollution. In addition the industrial and fabrication activities of the Industrial and Offshore Division will be subject to, environmental risks, machinery and equipment problems, and other construction risks. These hazards can cause personal injury and loss of life, severe damage to and/or destruction of property and equipment, environmental damage and suspension of operations. Company management may, in accordance with prevailing industry practice, obtain insurance against some, but not all, of these risks. The occurrence of an uninsured casualty or claim against the Company would have an adverse impact on the financial condition of the Company.

Our business involves significant credit risks. Our Industrial & Offshore Division may be required to outlay funds to cover cost analysis, design and similar development costs associated with bidding contracts. We may collect on such development costs only if we are the successful bidder, and then only on a delayed basis, if at all. To the extent that we do not win contracts for which we have expended development funds, we will need additional funds to develop other business opportunities. If we are unable to secure additional funding, or if we are unable to obtain adequate funds from operations or external sources when required, such inability could have a material adverse effect on the Company as a whole.

Our business is subject to environmental regulations which increase costs and subject us to potential liability . Our operations are subject to environmental regulations promulgated from time to time by government agencies. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with metal fabrication, industrial installation and oil and gas activities, which could result in environmental pollution. A violation of such legislation may result in the imposition of fines and penalties. Environmental legislation is evolving in a manner which will lead to stricter standards and enforcement and increasing fines and penalties for non-compliance. The cost of compliance with changes in governmental regulations have the potential to reduce the profitability of our operations.

Foreign law may hinder our ability to repatriate foreign held investments. There may be restrictions on the withdrawal of capital or repatriation of dividends from a country in which the Company or one of its investment affiliates is operating. There is no assurance that the laws of any jurisdiction in which the Company holds investments may not change in a manner that materially and adversely affects the investments of the Company.

Kyoto Protocol. Canada has ratified the Kyoto Protocol (the " Protocol "). This protocol calls for Canada to reduce its greenhouse gas emissions to six percent below 1990 levels during the period between 2008 and 2012. The Protocol will only become legally binding when it is ratified by at least 55 countries, covering at least 55 percent of the emissions addressed by the Protocol. If the Protocol is ratified and becomes legally binding, it is expected to affect the operation of all industries in Canada, in particular the oil and gas industry. Canada ratified the Kyoto Protocol in late 2002. Although the federal government has not released details of any implementation plan which could result in increased operating costs and capital expenditures, it has stated that it intends to limit the emission reduction targets for the industry.

The North American Free Trade Agreement. On January 1, 1994, the North American Free Trade Agreement among the governments of Canada, the United States and Mexico became effective. In the context of energy resources, Canada continues to remain free to determine whether exports to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resource exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements and, except as permitted in enforcement of countervailing and antidumping orders and undertakings, minimum or maximum import price requirements.

The North American Free Trade Agreement contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The North American Free Trade Agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Insurance. The Company’s involvement in the exploration for and development of oil and gas properties may result in the Company becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although the Company carries insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, the Company may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to the Company. The occurrence of a significant event that the Company is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Company’s financial position, results of operations or prospects.

Legal Proceedings. As of the date of this Annual Report, the Company has pending litigation, actions or proceedings as described below, each of which could have a material effect on the Company's financial condition or profitability.

Oakwell Litigation

In August 2002 the Company was named as a defendant in the High Court of Singapore, Oakwell Engineering Limited ("Oakwell") vs. the Company, Suit No. 997 of 2002/V (the "Proceeding"). On October 16, 2003, the Company received a decision from the court. In his decision, the judge awarded Oakwell a total award of US $4.16 million plus certain legal costs, the extent of which is not yet known (collectively, the "Judgment"). Management of the Company believes both the judge’s reasoning and his factual findings, as reflected in the Judgment, are in error. On November 13, 2003, the Company filed a Notice of Appeal of the Judgment in the Court of Appeal of the Republic of Singapore (Civil Appeal No. 129 of 2003/Y). If the Judgment becomes final, there would be a material and adverse impact on the Company’s financial condition. (See " Item 5 – Operating and Financial Review and Prospects – Critical Accounting Estimates" and "Item 8A7 – Litigation" below).

VBC Arbitration Award

The Company owns 11,348,200 common shares, par value INR 10 (the "KEOPL Shares"), in Konaseema EPS Oakwell Power Limited ("KEOPL") a company incorporated in India, which is developing a power project in Andhra Pradesh, India (the "KEOPL Project"). Pursuant to a an Arbitration Agreement between the Company and VBC Ferro Alloys Ltd. ("VBC"), the parent company of KEOPL and an Arbitration Award passed and dated October 11, 2003 by Hon’ble Arbitral Tribunal, India (the "Award"): (i) VBC has agreed to transfer an additional 500,000 equity shares in KEOPL to the Company (valued at approximately CDN $150,000) , and (ii) VBC is required to buy the KEOPL Shares for INR 113,482,000 (approximately CDN $3.3 million) on or before the earlier of: (a) 60 days after the first disbursal on financial closure for the KEOPL Project, and (b) March 31, 2004. The Company may, upon written notice to VBC, require that VBC purchase, and VBC is required to buy, an additional 500,000 equity shares of KEOPL at a par value of INR 5 million (valued at approximately CDN $150,000) on or before the same dates. The Company estimates that the carrying amount of the investment in KEOPL will be fully recovered. However, the actual recoverable amount is dependent upon future events, foreign exchange fluctuations and subject to certain sovereign risks such as political instability and economic conditions, and could differ materially from the amount estimated by management. (See " Item 5 – Operating and Financial Review and Prospects – Critical Accounting Estimates" and "Item 8A7 – Litigation" below).

Proceedings Relating to the Karnataka Project

On April 22, 1999, the Karnataka Power Transmission Corporation Limited (formerly the Karnataka Electricity Board) of the State of Karnataka, India ("KPTCL") executed a power purchase agreement with Euro India Power Canara Limited, a limited liability company incorporated in India ("EIPCL"). The Company holds a 64% interest in EIPCL. Effective May 10, 2001 the project was given the approval by the State Government to be converted to a coal fueled land based power project. The power purchase agreement has yet to be amended and there are deficiencies in the State Government's performance, including among other requirements, the provision of payment guarantees for the Karnataka project. Pursuant to Clause 14.1 (a) of the power purchase agreement, EIPCL served upon KPTCL and the Government of Karnataka ("GOK") a Notice of Arbitration on September 24, 2002 and under Clause 14.1 (b) of the power purchase agreement served a Second Notice of Arbitration on November 7, 2002. On December 10, 2002, EIPCL served a formal communication calling upon KPTCL and GOK to appoint a technical and or financial expert to resolve the outstanding issues in accordance with Clause 14.2 of the power purchase agreement. The Company also filed Notice U/S 80 of the Civil Procedure Code, 1908 against GOK and KPTCL for losses and damages due to delay in implementation of the Karnataka project. On August 11, 2003, EIPCL filed a Statement of Claim against KPTCL for repudiatory breach of the power purchase agreement and claimed damages in the amount of US $3,835,232 plus costs and interest. On October 7, 2003 KPTCL filed a Statement of Objections to reject EIPCL’s claims with costs stating that EIPCL failed to put up the Barge Mounted Power Plant ("BMPP") and claims the sum of Indian Rs. 25 crores (approximately US $5 million) plus interest.

Loss of key personnel could harm our business. Our ability to continue our business and to develop a competitive edge in the marketplace depends, in large part, on our ability to attract and maintain qualified management and engineering personnel. Competition for such personnel is intense, and there can be no assurance that we will be able to attract and retain such personnel. Our development to date has depended, and in the future will continue to depend, on the efforts of our key executive officers, management and technical employees, including James C. Cassina, our Chairman of the Board of Directors, Sandra J. Hall, our President and Secretary, Scott T. Hargreaves, our Chief Financial Officer, John Brake, the Chairman and Chief Executive Officer of M&M Engineering Limited ("M&M") and M&M Offshore Limited ("MMO") and David Myers, President of M&M and President of MMO. The loss of any of these individuals could have a material adverse effect on the Company.

Level of Indebtedness: The Company and its subsidiaries have significant debt obligation, which in certain cases contain covenants the Company is required to meet. The degree to which this indebtedness could have consequences on the Company’s prospects include the effect of such debts on the ability to obtain additional financing for working capital, capital expenditures or acquisitions, the portion of available cash flow that will need to be dedicated to repayment of principal and interest on indebtedness, thereby reducing funds available for expansion and operations and the Company’s vulnerability to economic downturn and its ability to withstand competitive pressure. If the Company is unable to meet its debt obligations or the associated covenants, it may need to consider refinancing or adopting alternative strategies to reduce to delay capital expenditure, selling assets or seeking additional equity capital.

Risk Factors Relating to Mechanical Contracting and Fabrication

Indemnities and Bonding. Various bonding, indemnities, cross-guaranties and security arrangements are customarily required in the industrial fabrication and installation business. In most instances such arrangements are a prerequisite to bidding on a project. As a result, in the ordinary course of business, each of the Company, M&M and MMO enter into such arrangements with a surety on behalf of M&M, MMO (and their affiliated joint ventures) as principals. Some of the noted indemnities are of unlimited amount and/or duration. Although none of the principals has ever defaulted under a bonding arrangement, such a default could have a material and adverse effect on the Company, M&M or MMO. (See Item 5B "Liquidity and Capital Resources" below).

We may be unable to manage our credit risk . With respect to mechanical contracting, we are subject to the risk that a building or property owner will be unable to pay for work performed and commitments made by us in the performance of a contract. While we are typically paid monthly for work performed to date, requisitions could remain unpaid for several months before we take steps to limit our exposure. Slow receipt on collections can also result from a general contractors or an owner’s financial or cash flow difficulties.

Loss of the Company’s key customer could have a material adverse effect on the Company. For the year ended June 30, 2003, North Atlantic Refining Limited – Corner Brook Pulp and Paper, represented approximately 34% of the Industrial & Offshore Division’s net sales. The loss of this customer or any significant decline in its purchasing from the Company could have a material adverse effect on the Company’s financial condition or profitability.

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

Our operating results may fluctuate significantly. Our results of operations may fluctuate significantly from quarter to quarter or year to year because of a number of factors, including seasonal fluctuations in the demand for mechanical contracting/fabrication (particularly lower demand during the winter months) and other competitive factors. Accordingly, quarterly comparisons of our revenue and operating results should not be relied upon as an indication of future performance, and the quarterly results may not be indicative of results to be expected for a full year.

Mechanical contracting and fabrication involve a high degree of operational risk. Our fabrication and installation operations involve certain operating hazards that can cause personal injury or loss of life, severe damage to or destruction of property and equipment and/or suspension of operations. The failure of structural components during and after installation can result in similar injuries and damages. Litigation arising from such events may result in our being named as a defendant in lawsuits asserting large claims. We maintain such insurance protection, as we deem prudent. However, certain risks are either not insurable or insurance is available only at rates that are not commercially reasonable. There can be no assurance that any such insurance will be sufficient or applicable under all circumstances, or available against all hazards to which we may be subject. A successful claim for which we are not fully insured could have a material adverse effect on the Company.

The mechanical contracting and fabrication business is highly competitive. In recent years the industry has been characterized by overcapacity, which has resulted in substantial pressure on pricing and operating margins. Overcapacity in the industry may recur in the future. Contracts for mechanical contracting and fabrication are usually awarded on a competitive bid basis. Although we believe customers consider, among other things, the availability and technical capabilities of equipment and personnel, efficiency, condition of equipment, and safety record and reputation, price competition is a major factor in determining which qualified contractor will be awarded a contract. Some of our competitors, especially regional and national entities outside of the Newfoundland area, are larger and have greater technical and financial resources than we do.

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

Risk Factors Relating to Investments in Independent Power Projects

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

High debt levels subject us to risk of foreclosure. Prospective power projects are expected to be highly leveraged. Such indebtedness is typically collateralized by the assets of the underlying project, and the Company's ownership interest is typically subordinated to the lenders' interests. Should a lender foreclose on a project's assets, there can be no assurance that the Company will maintain any ownership interest in the project, or receive any compensation upon a sale of the foreclosed assets by such lender(s). Such adverse consequences could have material and adverse effect on the Company’s investment.

Our investment in IPPs may not function properly or may suffer damages . Our investment in IPPs involve many risks, including the failure of equipment or the performance of equipment at levels below those originally projected, whether due to unexpected wear and tear, misuse or unexpected degradation. Any of the foregoing could significantly reduce or eliminate project revenues, thereby reducing any net income from the project. In addition, catastrophic events could result in personal injury, loss of life, destruction of project assets or suspension of project operations. Although the affiliated owner/operators will maintain insurance to protect against certain risks, the insurance proceeds may not be adequate to cover reduced revenues or, other liabilities arising from any of the events described above.

Uncertain political and economic conditions could affect our investments. General political and economic conditions in India could significantly affect each project's prospects. The economics of India differ significantly from the economics of developed countries in many respects, including levels of capital reinvestment, growth rate, government involvement, resource allocation, rate of inflation and balance of payments position in international trade. The success of the Indian projects will depend upon the existence of a political and economic environment which will accommodate project development. In addition, future government actions in India concerning the operation and regulation of power plants have and will have a significant effect on project operations. There can be no assurance that future government actions over which we have no control will not materially adversely affect a project's operations.

Foreign operations entail legal risks . Each material agreement to which we are a party relating to contracts for equity participation in power facilities located in India may be governed by the laws of that or another country, and there are no assurances that such agreements can be enforced in Canadian courts. The inability to enforce such agreements in Canada may have a material adverse effect on the Company’s investments. In addition, the administration of laws and regulations by government agencies in India may be subject to considerable discretion. The projects may be adversely affected by new laws and changes to existing laws (or interpretations thereof).

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

Recoverability of Foreign Investment. The Company owns 11,348,200 issued common shares of Konaseema EPS Oakwell Power Limited, an Indian corporation ("KEOPL"), which is developing a power project in Andhra Pradesh, India. These 11,348,200 common shares are being held as an investment, and the Company estimates that the carrying amount of the investment in KEOPL will be fully recovered. However, the actual recoverable amount is dependent upon future events, foreign exchange fluctuations and subject to certain sovereign risks such as stable political and economic conditions, and could differ materially from the amount estimated by management. (See " Item 5 – Operating and Financial Review and Prospects – Critical Accounting Estimates" and "Item 8A-7 – Litigation" below).

Risk Factors Relating to Oil and Gas Development and Production

Uncertain discovery of viable commercial prospects. The Company's future success may be dependent upon its ability to economically locate commercially viable oil or gas deposits. The Company can make no representations, warranties or guaranties that it will be able to consistently identify viable prospects, or that such prospects will be commercially exploitable. An inability of the Company to consistently identify and exploit commercially viable hydrocarbon deposits would have a material and adverse effect on the Company's business and financial position.

Risk of exploratory drilling activities. Under the Company's business plan, the Oil & Gas Division's revenues and cash flow will be principally dependent upon the success of drilling and production from prospects in which the Company participates. The success of such prospects will be determined by the economical location, development and production of commercial quantities of hydrocarbons. Exploratory drilling is subject to numerous risks, including the risk that no commercially productive oil and gas reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected formation and drilling conditions, pressure or other irregularities in formations, blowouts, equipment failures or accidents, as well as weather conditions, compliance with governmental requirements and/or shortages or delays in the delivery of equipment. The inability to successfully locate and drill wells that will economically produce commercial quantities of oil and gas could have a material adverse effect on the Company's business and, financial position.

Drilling and explorations plans subject to change. This report includes descriptions of the Company's future drilling and explorations plans with respect to its properties. A prospect is a property which the Company and its partners have identified based on available geological and geophysical information that indicate the potential for hydrocarbons. The Company's properties are in various stages of exploration. Whether the Company ultimately drills a property may depend on a number of factors, including the receipt of additional seismic data or reprocessing of existing data, material changes in oil or gas prices; the costs and availability of drilling equipment; success or failure of wells drilled in similar formations or which would use the same production facilities; changes in estimates of costs to drill or complete wells; the Company's ability to attract industry partners to acquire a portion of its working interest to reduce exposure to drilling and completion costs; decisions of the Company's joint working interest owners; and/or restrictions under provincial regulators.

Restrictions on development and production as a non-operator . The Company holds minority interests in certain of its properties, and therefore cannot control the pace of an exploration/development program effecting the drilling of wells, or a plan for development and production. If a majority partner decides to accelerate development of a program it may exceed the Company's ability to meet its share of costs at a faster pace than anticipated, and may surpass the Company's ability to further finance its ongoing proportional obligation to fund costs. If the Company were unable to meet its funding obligations with respect to one or more prospect(s), its proportional working interest in such prospects(s) would be diluted.

Volatility of oil and natural gas prices. The ultimate profitability, cash flow and future growth of the Oil & Gas Division will be affected by changes in prevailing oil and gas prices. Oil and gas prices have been subject to wide fluctuations in recent years in response to changes in the supply and demand for oil and natural gas, market uncertainty, competition, regulatory developments and other factors which are beyond the control of the Company. It is impossible to predict future oil and natural gas price movements with any certainty. The Company does not engage in hedging activities. As a result, the Company may be more adversely affected by fluctuations in oil and gas prices than other industry participants that do engage in such activities. An extended or substantial decline in oil and gas prices would have a material adverse effect on (i) the Company's access to capital; and (ii) the Company's financial position and results of operations.

Uncertainty of estimates of reserves and future events . Certain statements included in this report contain estimates of the Company's oil and gas reserves and the discounted future net revenues from those reserves, as prepared by independent petroleum engineers and/or the Company. There are numerous uncertainties inherent in such estimates including many factors beyond the control of the Company. The estimates are based on a number of assumptions including constant oil and gas prices, and assumptions regarding future production, revenues, taxes, operating expenses, development expenditures and quantities of recoverable oil and gas reserves. Such estimates are inherently imprecise indications of future net revenues, and actual results might vary substantially from the estimates based on these assumptions. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves. In addition the Company's reserves might be subject to revisions based on upon future production, results of future exploration and development, prevailing oil and gas prices and other factors. Moreover, estimates of the economically recoverable oil and gas reserves, classifications of such reserves and estimates of future net cash flows prepared by independent engineers at different times may vary substantially. Information about reserves constitutes forward-looking statements.

Ability to replace reserves. The future success of the Oil & Gas Division depends upon its ability to find, develop and acquire oil and gas reserves that are economically recoverable. As a result the Company must locate, acquire and develop new oil and gas reserves to replace those being depleted by production. Without successful acquisition and exploration activities, the Company's reserves will decline. No assurances can be made that the Company will be able to find and develop or acquire additional reserves at an acceptable cost.

Competition. The Oil & Gas Division will engage in the exploration for and production of oil and gas, industries which are highly competitive. The Company competes directly and indirectly with major and independent oil and gas companies in its exploration for and development of desirable oil and gas properties. Many companies and individuals are engaged in the business of acquiring interests in and developing oil and gas properties in the United States and Canada, and the industry is not dominated by any single competitor or a small number of competitors. Many of such competitors have substantially greater financial, technical, sales, marketing and other resources, as well as greater historical market acceptance than the Company. The Company's Oil & Gas Division will compete with numerous industry participants for the acquisition of land and rights to prospects, and for the equipment and labor required to operate and develop such prospects. Competition could materially and adversely affect the Company's business, operating results and financial condition. Such competitive disadvantages could adversely affect the Company's ability to participate in projects with favorable rates of return.

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

Canadian Government Regulation and Environmental Matters . The Company is subject to various Canadian federal and provincial laws and regulations relating to the environment.  The Company believes that it is currently in compliance with such laws and regulations. However, such laws and regulations may change in the future in a manner which will increase the burden and cost of compliance. In addition, the Company could incur significant liability under such laws for damages, clean-up costs and penalties in the event of certain discharges into the environment. In addition, environmental laws and regulations may impose liability on the Company for personal injuries, clean-up costs, environmental damage and property damage as well as administrative, civil and criminal penalties. The Company maintains limited insurance coverage for accidental environmental damages, but does not maintain insurance for the full potential liability that could be caused by such environmental damage. Accordingly, the Company may be subject to significant liability, or may be required to cease production in the event of the noted liabilities.

Provincial regulation - royalties and incentives. In addition to federal regulation, each province has regulations which govern land tenure, royalties, production rates, extra-provincial export, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced. From time to time the provincial governments of Canada have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced planning projects.

Risks Relating to the Company's Common Stock

Possible volatility of stock price. The market price for the Company's Common Stock may be volatile and is subject to significant fluctuations in response to a variety of factors, including the liquidity of the market for the Common Stock, variations in the Company's quarterly operating results, regulatory or other changes in the oil and gas or industrial fabrication industries generally, announcements of business developments by the Company or its competitors, changes in operating costs and variations in general market conditions. Because the Company's Oil & Gas Division is in the development stage and has a limited operating history, the market price for the Company's Common Stock may be more volatile than that of a seasoned issuer. Changes in the market price of the Company's securities may have no connection with the Company's operating results. No predictions or projections can be made as to what the prevailing market price for the Company's Common Stock will be at any time.

Public trading market. There is only a limited public market for the Company's Common Stock, and no assurance can be given that a broad and/or active public trading market will develop or be sustained. The Company's Common Stock trades on the American Stock Exchange and the Frankfurt Stock Exchange. However, there can be no assurance that the Company will continue to meet and maintain listing requirements on either stock exchange. In addition, apart from automatic listing exemptions, the Common Stock of the Company has not been qualified under any applicable state blue-sky laws, and the Company is under no obligation to so qualify the Common Stock, or otherwise to take action to improve the public market for such securities. The Company's Common Stock could have limited marketability due to any of the following factors, each of which could impair the market for such securities: (i) lack of profits, (ii) need for additional capital, (iii) the limited public market for such securities; (iv) the applicability of certain resale requirements under the applicable Securities Act; (v) applicable blue sky laws and the other factors discussed in this Risk Factors section.

No likelihood of dividends. The Company plans to retain all available funds for use in its business, and therefore does not plan to pay any cash dividends with respect to its securities in the foreseeable future.

No assurance of liquidation distribution. If the Company were to be liquidated or dissolved, holders of shares of its capital stock would be entitled to share ratably in its assets only after satisfaction of the Company's liabilities. After satisfaction of those liabilities and satisfaction of any liquidation preference with respect to any then outstanding senior securities of the Company, the holders of the Common Stock would share ratably in any remaining assets of the Company. There can be no assurance that there would be any remaining assets, or any distribution to shareholders after the payment of third party obligations and any liquidation preferences.

Potential issuance of additional stock. As of the date of this Annual Report there are 533,332 outstanding warrants to purchase the Company’s Common Stock held by third parties.

The Company is currently authorized to issue, on or before December 30, 2003, up to an additional 2,459,549 post consolidation shares in one or more private placements. At the Annual and Special Meeting scheduled for December 30, 2003, management will seek shareholder approval of a resolution permitting the Company to issue up to 100% of the then outstanding shares (or 4,059,009 shares as of the date of this report) in one or more private placements to be completed on or before December 30, 2004.

In December of 2002 a majority of the Company’s shareholders approved a resolution authorizing the Company to issue up to 20% of the outstanding shares of Common Stock from time to time (or a total of 811,802 post consolidation shares as of the date of this report) in connection with the Company’s stock option plan. As of the date of this Annual Report none of such options have been issued.

The issuance of additional shares of Common Stock, whether through the stock option plan, private placements or warrant exercise, could adversely reduce the proportionate ownership and voting rights and powers of the present holders of the Common Stock, and could also result in dilution in the net tangible book value per share of Common Stock. There can be no assurance that the Company will not issue additional shares of its Common Stock (See "Item 14 – Material Modifications to the Rights of Security Holders" below).

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

    Reliance on expertise of certain persons. The Company is dependent on the advice and project management skills of various consultants including geologists, geophysicists, engineers and joint venture partners contracted by the Company from time to time.

ITEM 4.    INFORMATION ON THE COMPANY

EnerNorth Industries Inc. (formerly Energy Power Systems Limited) is a Company amalgamated under the laws of the Province of Ontario, and registered as an extra-provincial company in Alberta and Newfoundland and Labrador, Canada. The Company conducts its operations through an Industrial & Offshore Division and an Oil & Gas Division. Through its wholly owned subsidiary M&M Engineering Limited a company incorporated in Newfoundland and Labrador ("M&M"), and M&M’s wholly owned subsidiary M&M Offshore Limited a company incorporated in Newfoundland and Labrador ("MMO"), the Company engages in mechanical contracting and fabrication. References in this Item to M&M may include MMO. In the Oil & Gas Division, through its directly held interests in oil and gas properties the Company participates in the acquisition, exploration, development and production of oil and gas reserves. Through its wholly owned subsidiary EPS Karnataka Power Corp. a company incorporated in Ontario ("EPS Karnataka"), the Company owns a 64% interest in Euro India Power Canara Limited a company incorporated in India ("EIPCL").

The chart below sets forth the corporate structure of the Company including its subsidiaries.

EnerNorth Industries Inc.
Industrial & Offshore Division
Oil & Gas Division
M&M Engineering Limited
(100% Owned)
North Eastern Constructors Limited
(50% Owned)
Liannu, a Limited Partnership
(49% Owned - 48.99% Limited Partnership Interest & 0.01% General Partnership Interest)
10915 Newfoundland Limited
(100% Owned)
11123 Newfoundland Limited
(100% Owned)
M&M Offshore Limited
(100% Owned)
Magna Services Inc.
(50% Owned)
Newfoundland Service Alliance Inc.
(20.83% Owned)
EPS Karnataka Power Corp.
(100% Owned)
Euro India Power Canara Private Limited
(64% Owned)

The registered office and management office of the Company is 2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Telephone (416) 861-1484. The books and financial records of the Company are located in the registered and management offices and can be viewed during normal business hours. The Company's public filings can be accessed and viewed through the Company's website www.enernorth.com under the heading "Investor Relations" and by clicking on "Corporate Filings". A link to the Company's Canadian Securities Commissions filings can be viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com , and the Company's United States Securities and Exchange Commission filings can be viewed through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov . Readers can also access and view the public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.com. The Company's Common Stock trades on the American Stock Exchange ("AMEX") under the symbol "ENY" and on the Frankfurt Stock Exchange under the symbol "EPW1" and " WKN 919384".

The Industrial & Offshore Division through M&M and MMO operates from its 47,500 square foot fabrication facility and a fifteen-acre property. M&M is an industrial and mechanical contractor and MMO (i) produces steel components for structures and heavy industry; (ii) manufactures pressurized vessels and tanks; and (iii) provides in-plant fabrication, welding and assembly services for the offshore oil sector and heavy industry. Reports estimate the potential oil reserves of Atlantic Canada to be 40 billion barrels and the natural gas reserves of Newfoundland Labrador alone are estimated at 62 trillion cubic feet. Management of the Company anticipates that the commercial and engineering successes of the Hibernia Project, the Terra Nova Project and the Sable Island Project will support further development of Atlantic Canada and its offshore infrastructure. Husky Oil's White Rose Project is currently underway. Work has also commenced on Inco’s Voisey’s Bay nickel project. Management of the Company anticipates that further development of Atlantic Canada's offshore infrastructure will stimulate expansion of the Industrial & Offshore Division.

In fiscal year 2001, as part of an initiative to increase corporate cash flow, the Company formed its Oil & Gas Division. The division’s first acquisition was comprised of properties in two strategic areas of oil and gas development, the proven historic region of Western Canada and the new frontier of Atlantic Canada. In February of 2001, the Company acquired an average 50% working interest in the Sibbald area of Alberta, including two producing gas wells from the Bakken formation. The Company believes the Sibbald property has further potential for additional gas production. I n February of 2001, the Company acquired a 25% interest in a property consisting of over 500,000 acres, under permit for both conventional and coalbed methane gas. This property is located within central Prince Edward Island in Atlantic Canada.

The potential of the Company is underscored by market driven opportunities. In North America there may be an over-reliance on overseas oil and expanding long-term demand for natural gas. The development of Atlantic Canada's offshore oil and gas sector is creating industrial opportunities for the Company's Industrial & Offshore Division in large-scale infrastructure projects. The Company intends to explore, exploit and acquire oil and gas properties for commodity-based cash flow, and to expand the business of its Industrial & Offshore Division. The Company may develop its divisions into new geographic areas and complementary lines of business.

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated on October 5, 1988, under the Business Corporations Act (Ontario), under the name Van Ollie Explorations Limited ("Van Ollie"). Van Ollie originated as a mining exploration company and was inactive from the time its initial exploration program was completed in 1990 until May 8, 1996, when Van Ollie acquired an interest in 1169402 Ontario Inc. ("1169402"), whose principal asset was a 51% ownership interest in M&M. Through a share for share exchange, the shareholders of 1169402 acquired approximately 97% of the Common Stock of the Company and effectuated a change in control of the Company. On July 1, 1996, 1169402 merged into the Company and, as a result of the merger, the Company acquired a direct 51% ownership interest in M&M. The Company acquired the remaining 49% interest in M&M on March 9, 1999. Effective January 29, 1999, the Company changed its name to "Engineering Power Systems Limited" from "Engineering Power Systems Group Inc.", and consolidated its share capital on a one for four basis. Effective February 2, 2001 the Company changed its name to "Energy Power Systems Limited" from "Engineering Power Systems Limited" and consolidated its share capital on a one for four basis. Effective February 11, 2003, the Company changed its name to "EnerNorth Industries Inc." from "Energy Power Systems Limited" and consolidated its share capital on a three-for-one basis.

On May 22, 2002 the Company commenced trading on the American Stock Exchange under the symbol "EGY" and on February 12, 2003 commenced trading under the new symbol "ENY".

Discontinued Operations

Prior to fiscal 2001 the Company was engaged in the development of independent power projects. Effective June 30, 2001 the Company adopted a plan to dispose of its power segment of business. As a result, the Power Division's prior activities have been treated as discontinued operations for accounting purposes. During fiscal 2000 the Company disposed of its interests in Merlin Engineering A.S. ("Merlin") and divested ASI Holdings Inc. ("ASIH"). These operations have been treated as discontinued operations for accounting purposes. Information regarding the Company's investment interests in projects in Andhra Pradesh and Karnataka, India is set forth below.

The BMPP Project

In March 1997, Oakwell Engineering Limited, a Singapore corporation ("Oakwell"), and the Andhra Pradesh State Electricity Board of the state of Andhra Pradesh, India (the "APSEB") executed two identical power purchase agreements, providing for Oakwell and/or its sponsors to build, own and operate two identical 100 mega watt ("MW") net capacity diesel generator barge mounted power plants ("BMPPs"), fueled by furnace oil (total 200 MW net capacity) and sell electricity to APSEB on a take-or-pay basis for 15 years. In June 1997, the Company and Oakwell formed an 87.5%/12.5% joint venture and incorporated an Indian company, EPS Oakwell Power Limited ("EOPL"), to implement the provisions of the power purchase agreements. Disputes rose between the Company and Oakwell and a Settlement Agreement was reached in December 1998 under which Oakwell sold the Company all of Oakwell's interest in the power purchase agreements and in EOPL to the extent permissible under Indian law.

In August 2002 the Company was named as a defendant in a legal proceeding in the High Court of Singapore, Oakwell Engineering Limited ("Oakwell") vs. the Company, Suit No. 997 of 2002/V (the "Proceeding"). On October 16, 2003, the Company received a decision from the court with respect to a 13 day trial held from May 5, 2003 to May 22, 2003 In his decision, the judge awarded Oakwell a total award of US $4.16 million plus certain legal costs, the extent of which is not yet known (collectively, the "Judgment"). Management of the Company believes both the judge’s reasoning and his factual findings, as reflected in the Judgment, are in error. On November 13, 2003, the Company filed a Notice of Appeal of the Judgment in the Court of Appeal of the Republic of Singapore (Civil Appeal No. 129 of 2003/Y).

The KEOPL Project

As of June 30, 2003, the Company owns 11,348,200 common shares of INR 10 each, of Konaseema EPS Oakwell Power Ltd. (the "KEOPL Shares"), a company incorporated in India that is developing a power project in Andhra Pradesh, India.

In 1999, under the terms of an agreement with the VBC Ferro Alloys Ltd., ("VBC"), and in furtherance of the participation of VBC in the Project, EPS Oakwell Power Limited changed its name to "Konaseema EPS Oakwell Power Ltd." ("KEOPL"). The initial 1999 agreement with VBC was revised on August 10, 2000 (the "Revised VBC Agreement"). Under the Revised VBC Agreement certain prior Company expenditures related to the development of the Project were capitalized at CDN $6.6 million and KEOPL issued equity to the Company in the form of common shares and preference shares with an aggregate value of approximately CDN $6.6 million for such capitalized expenditures.

On May 1, 2001 by a letter agreement between KEOPL and the Company, Clause 13 of the Revised VBC Agreement was modified whereby it was agreed that any outstanding issues regarding Oakwell would be taken up by KEOPL, and not VBC or the Company.

During - 2001 KEOPL redeemed all of the Company’s preference shares and VBC purchased approximately one third of the common shares then held by the Company for a total cash consideration of approximately CDN $3.1 million. The then remaining 11,348,200 common shares of KEOPL were being held as an investment.

In accordance with terms of the Revised VBC Agreement, VBC is obligated to purchase the 11,348,200 KEOPL Shares held by the Company on or before June 30, 2002 if the Company offers its KEOPL Shares to VBC prior to June 30, 2002. The Company offered and tendered the KEOPL Shares to VBC on or about May 3, 2002 for purchase on or before June 30, 2002. On July 1, 2002, VBC raised a dispute with the Company regarding the purchase and sale of the KEOPL shares. Thereafter the Company commenced arbitration proceedings against VBC to affect the sale of the KEOPL Shares to VBC.
.
Pursuant to a an Arbitration Agreement and Award between the Company and VBC, the parent company of KEOPL and an Arbitration Award passed and dated October 11, 2003 by Hon’ble Arbitral Tribunal, India (the "Award"): (i) VBC has agreed to transfer an additional 500,000 equity shares in KEOPL to the Company (valued at approximately CDN $150,000) , and (ii) VBC is required to buy the 11,348,200 KEOPL Shares for INR 113,482,000 (approximately CDN $3.3 million) on or before the earlier of: (a) 60 days after the first disbursal of funds on financial closure of the KEOPL Project, and (b) March 31, 2004. The Company may, upon written notice to VBC, require that VBC purchase, and VBC is required to buy, the additional 500,000 equity shares of KEOPL at a par value of INR 5 million (approximately CDN $150,000) on or before the same dates. If VBC does not buy back or pay for the shares by March 31, 2004, interest of 12% will be charged per annum. The Company estimates that the carrying amount of the investment in KEOPL will be fully recovered. However, the actual recoverable amount is dependent upon future events, foreign exchange fluctuations and subject to certain sovereign risks such as political instability and economic conditions, and the amount actually recovered could differ materially from the amount estimated by management. (See "Item 3D – Risk Factors" above, and "Litigation" in Item 8A-7 below).

The Karnataka Project
The Company, through its wholly owned subsidiary EPS Karnataka Power Corp., a company incorporated in the province of Ontario, owns a 64% interest in Euro India Power Canara Limited ("EIPCL") a non-operating company incorporated India.

On April 22, 1999, the Karnataka Power Transmission Corporation Limited (formerly the Karnataka Electricity Board) of the State of Karnataka, India ("KPTCL") executed a power purchase agreement with EIPCL. Under the Power purchase agreement, EIPCL would develop, procure, finance, construct, own, operate and maintain a power generation facility and sell electric energy generated therefrom to KPTCL, and KPTCL would purchase 85% of such electric energy from the project for the entire term of the power purchase agreement. (the "Karnataka Project").

On October 12, 1999 the Company entered into an agreement (the "EuroKapital Agreement") to acquire 67 shares in EIPCL, and for the transfer of certain rights and an escrow agreement with a Court (Germany) Appointed Receiver of EuroKapital A.G. (the "Receiver") for consideration of US $2.0 million. The noted assets had been held by EuroKapital A.G prior to its receivership. The EuroKapital Agreement provides that if the Company 'exits' from the Karnataka Project prior to financial closure, the assets transferred under the agreement will be forfeited, if the consideration remains unpaid.

Effective May 10, 2001 the project was given the approval by the State Government to be converted to a coal fueled land based power project. The power purchase agreement has yet to be amended and there are deficiencies in the State Government's performance, including among other requirements, the provision of payment guarantees for the Karnataka project. (see Item 8A-7 – Financial Information – Litigation" below).

Industrial & Offshore Division

During 2003, the Company was awarded a CDN $24 million gross fabrication contract for Husky Energy’s White Rose Offshore Oil Project through North Eastern Contractors Limited ("NECL"). NECL was formed as an equal joint venture partnership of M&M Engineering Limited and G. J. Cahill and Company Limited. NECL will utilize the Bull Arm Topsides Facilities, located at Trinity Bay Newfoundland & Labrador, to fabricate the M12- Main Electrical Room Module and the LER-Local Electrical Room Module. The Bull Arm Facility is a massive fabrication complex formerly housing the floating production storage and offloading platform for the Terra Nova Offshore Project as well as the gravity based offshore platform for the Hibernia Offshore Project.

Discovered in 1984, the White Rose offshore oil field is located in the Jeanne d’Arc Basin 350km east of St. John’s, Newfoundland and Labrador, Canada. The field consists of both oil and gas pools, including the South White Rose oil pool. The oil pool covers approximately 40km and contains an estimated 200-250 million barrels of recoverable oil. It is anticipated that the field will achieve first production by the end of 2005.

Subsequent to fiscal 2003, the Company through its 49% interest in Liannu Limited Partnership ("Liannu") has been awarded contracts for (i) the fabrication, engineering and testing of a fuel unloading and load dispensing system; (ii) the fabrication, engineering and testing of a fire/freshwater pump house; (iii) the fabrication of concentrate storage tanks; and (iv) installation of cladding of the infrastructure site for Inco’s Voisey’s Bay Nickel Project in Newfoundland and Labrador.

The Voisey's Bay nickel deposit was discovered in September 1993 on the eastern edge of a vast expanse of northern wilderness, 350 km north of Happy Valley-Goose Bay in Labrador, Canada. In June 2002, Inco announced a US $1.9 billion development plan for the Voisey’s Bay deposit with an estimated project life of approximately 30 years. Inco Limited is a Canadian-based global company and the world’s second largest producer of nickel with operations and an extensive marketing network in over 40 countries.

Oil and Gas Division

In February of 2001 the Company commenced operations of its Oil & Gas Division with the purchase of oil and gas properties in Alberta and Prince Edward Island, Canada. As of June 30, 2001 the Company had purchased oil and gas interests in approximately CDN $2.1 million of proved developed and undeveloped oil and gas properties. These interests are held directly by the Company, and the majority of the division's properties are in the exploration stage.

During the fiscal year ending June 30, 2002 the Company commenced a drilling and exploration program resulting in expenditures of CDN $2.8 million and participated in drilling four development wells, six exploratory wells and a re-entry of a cased well bore.

During the fiscal year ending June 30, 2003, the Company incurred exploration, development and acquisition expenditures of CDN $0.4 million, and acquired through a Crown land sale, a 100% working interest in one section (640 acres) of prospective land and over 30 kilometers of seismic in the Sibbald Area of Alberta. The Company also participated in drilling a Belly River gas well in Cherhill, Alberta that is currently on production and a Viking gas well in the Olds-Innisfail Area of Alberta that is currently waiting for pipeline tie in.

Total production revenue (including overriding royalties) for the last three fiscal years was CDN $579,749 for fiscal year 2003, CDN $448,463 for fiscal 2002 and CDN $313,490 for fiscal 2001.

During last three fiscal years the company incurred exploration, development and acquisition expenditures of CDN $0.4 million in fiscal year 2003, CDN $2.8 million in fiscal year 2002, and CDN $2 million in fiscal year 2001.

On August 13, 2003, the Company entered into a Farmout and Participation Agreement (the "Participation Agreement") for the Doe Prospect, Alberta to drill a 3,200-meter (approximately 9,700 feet) Wabamun formation gas test well. Under the Participation Agreement the Company will pay 24% of costs of drilling the test well to earn (i) a 24% interest before payout (subject to a 5-15% sliding scale convertible royalty), and a 15% interest after payout (ii) a 15% working interest in 9 sections (5,760 gross acres – 864 net) of multi formation prospective lands. The Company has also agreed to a 15% working interest in a 20 section (12,800 gross acre) Area of Mutual Interest around the test well area.

The Doe Prospect, Alberta (the "Prospect") is located within the Peace River Arch area of Canada’s Western Sedimentary Basin and is approximately 10 kilometers ("km") east of the Alberta-British Columbia border and is about 120 km’s northwest of Grande Prairie, Alberta. The Prospect lands are situated approximately 20 km’s equally between two significant natural gas accumulations associated with the Upper Devonian Wabamun Group.

    The Geological Survey of Canada describes the Wabamun formation in the Peace River Arch area to be a remedial ramp carbonate that has undergone hydrothermal dolomitization. The dolomitization is a result of magnesium rich fluids moving along major fault trends associated with the Peace River Arch rift basin. These dolomitized areas are the primary reservoirs for natural gas fields in the Doe Prospect region. Faulted horst structures provide the dominant trapping mechanism for gas accumulations.

B.    BUSINESS OVERVIEW

The Company’s operations are separated into two distinct segments; the Industrial & Offshore Division, consisting of the operations of M&M, MMO, and their affiliates, and the Oil & Gas Division performing oil & gas exploration and production. M&M and MMO are mechanical contracting and fabrication companies performing installation, erection, welding, maintenance and ancillary fabrication services.

For the three fiscal years ended June 30, 2003, total revenues (CDN $) for the two divisions are as follows:

	Industrial & Offshore Division	Oil & Gas Division	Total

2003	$25,389,716	$579,749	$25,969,465
2002	$21,561,858	$448,463	$22,010,321
2001	$18,770,318	$313,490	$19,083,808

INDUSTRIAL & OFFSHORE DIVISION

The Industrial & Offshore Division is comprised of M&M Engineering, M&M Offshore Limited, and their affiliated joint ventures and partnerships (See Item 4C "Organizational Structure" below).

M&M Engineering was incorporated in Newfoundland and Labrador in 1968 ("M&M"). M&M’s business includes fabrication and installation of process piping, installation of production equipment, steel tank erection, specialized welding services and industrial maintenance. In 1987, M&M established a wholly-owned subsidiary, M&M Offshore Limited, a Newfoundland and Labrador corporation ("MMO"), to provide specialized welding capabilities, fabrication and servicing facilities to the offshore oil industry in Newfoundland and other Canadian markets. References in this Item to M&M Engineering include M&M Offshore unless specifically indicated. M&M & MMO conduct part of their business through strategic alliances with other industry participants. The Company consolidates its proportionate ownership interest in each alliance venture.

M&M, MMO and their affiliates are involved in the following businesses:

•    Oil refinery installations and maintenance,
•    Steel storage tanks, silos, stacks, penstocks and pipe spooling,
•    Specialized welding and fabrication for the offshore oil industry,
•    Process piping and equipment fabrication and installation,
•    Structural and miscellaneous steel components,
•    High-pressure steam fitting and welding,
•    Pulp and paper mill process installations,
•    Mining process installations, and
•    Fabricated structures for buildings.

Since 1987, MMO has completed a number of projects for the offshore oil industry. MMO has a staff of fitters, welders and engineers, as well as full-time quality assurance supervision. In performing shop fabrication and servicing for the offshore industry, MMO has produced pipe spooling, permanent and temporary guidebases flow lines, tote tanks, caisson systems and manifolds. MMO is also certified and registered for the manufacture and repair of pressure vessels. In addition, MMO manufactures a wide range of steel storage tanks, including those for petroleum products, which are manufactured under strict Underwriters Laboratories of Canada 5600 series specifications. MMO also performs specialized welding of casing connectors, choke and kill lines and wellhead inlays using welding processes such as metallic inert gas, tungsten inert gas, submerged arc welding, shielded arc welding and flux core arc welding, in accordance with American Society of Mechanical Engineers and Canadian Standards Association welding specifications.

Newfoundland Service Alliance Inc. ( "NSA" ), a Newfoundland and Labrador corporation, was incorporated in December 1996 to combine the expertise of its shareholders in providing comprehensive onshore support services to the Newfoundland and Labrador oil and gas industry. NSA is jointly owned by MMO (20.83%), G.J. Cahill & Company (1979) Limited ( "Cahill" ) (20.83%), New Valve Services and Consulting Inc. (20.83%), Peacock Inc. (20.83%), and Siemans Westinghouse Ltd (16.68%).

Magna Services Limited ("Magna"), a Newfoundland and Labrador corporation, was incorporated in April 1997 to provide offshore support services to the Newfoundland and Labrador oil and gas industry including the Hibernia and Terra Nova offshore oil projects. Magna is jointly owned as to 50% by MMO and 50% by Jendore Limited.

North Eastern Constructors Limited ("NECL"), a Newfoundland and Labrador corporation, was incorporated in September 2000 for the purpose of pursuing opportunities at the Bull Arm Construction site located on the North East Coast of Newfoundland. NECL is owned 50% by M&M, and 50% by Cahill.

Liannu Limited Partnership ("Liannu") is a limited partnership formed under the laws of Newfoundland and Labrador in November, 2002, for the purpose of providing services in Labrador including industrial mechanical contracting, structural and steel fabrication and erection and other services including the Voisey's Bay nickel mine development in Labrador. M&M is the general partner of Liannu, and holds a .01% general partner's interest and a 48.99% limited partner's interest in the partnership. The remaining 51% limited partnership interests are held by two private individuals. As general partner, M&M charges a management fee equal to 5% of the contract price for contracts entered into by the partnership.

Marketing and sales for M&M are carried out by its senior executives, with the assistance of a team of experienced estimators and project managers. Nearly all of the contracts and purchase orders obtained by M&M are acquired through the bidding process. On average approximately 80% of the work is obtained from "invited tender" sources and the remaining 20% from an open tendering system. M&M's clients are primarily large industrial customers, including the Hibernia Management and Development Company Limited, Terra Nova, Newfoundland Power, Corner Brook Pulp and Paper, Newfoundland and Labrador Hydro, North Atlantic Refining Ltd., Newfoundland Transshipment Limited, Aker Maritime Kiewit Contractors, SNC Lavalin and McNamara Construction Company. M&M has successfully completed large projects for a variety of Newfoundland and Labrador based industries. These projects are similar in nature to those that M&M will bid for in the future.

Major past projects have included:

North Atlantic Refining Ltd. — M&M was originally involved with the construction of the 100,000 barrel per day oil refinery located at Come By Chance, Newfoundland and Labrador, and for the past 25 years has provided annual maintenance and construction services for that facility. In September 1998, M&M was awarded the contract to rebuild four of the refinery's 18 process heaters at a cost of CDN $8.8 million. In October 2000 during North Atlantic Refining Limited's yearly maintenance shutdown M&M was involved in over CDN $5.8 million of work performing modifications and repairs to piping systems, process heaters and reactors. In September of 2001 M&M was awarded a contract for the rebuild of a process heater and associated structural steel fabrication and installation. Work on the contract resulted in over CDN $3.4 million of revenue, and required upwards of 100 tradespeople. In addition, M&M was awarded a contract for the provision of multi-trade labor and supervision, resulting in over CDN $1.6 million in revenue. These contracts were part of the Refinery's annual maintenance and upgrading program.

During 2003 the Company was awarded contracts and orders totaling CDN $8.1 million with North Atlantic Refining Limited, which produced revenue of CDN $7.2 million was recognized during fiscal 2003. The contracts with North Atlantic Refining Limited included major rebuild and maintenance work on two process heater units and major repair work on one of the main oil storage tanks at the Come-By-Chance Refinery in Newfoundland and Labrador.

Sandwell-HMI Projects – The Sandwell-HMI projects in Corner Brook, Newfoundland and Labrador involved the fabrication and installation of various piping, as well as the installation of pumps, tanks and associated process equipment for Corner Brook Pulp & Paper's 15 mega-watt co-generation facility. The project was awarded in three separate lots and was completed during fiscal 2003, and revenue of CDN $2.2 million was recognized.

McNamara Construction Project – The McNamara construction project involves the fabrication and installation of twenty-foot diameter penstock for the Granite Canal Hydroelectric Development, located in Central Newfoundland. MMO fabricated the penstock throughout the winter of 2001-02, and M&M began installing it during 2002. The project was completed during fiscal 2003 and revenue of CDN $1 million was recognized.

Newfoundland Power Project - The Newfoundland Power project involved the fabrication of 1,191 meters of penstock, complete with expansion joints for the Seal Cove Hydroelectric project, located in Seal Cove, Newfoundland and Labrador. Revenue of CDN $0.7 million was recognized during fiscal 2003.

Halliburton Group Canada - The project involved fabrication, assembly and testing of two burner booms and fabrication of associated support. The project was completed during fiscal 2003 and CDN $0.3 million of revenue was recognized during fiscal 2003.

Aker Maritime Kiewit Contractors – During 2003, NECL (see discussion above) was awarded a CDN $24 million gross fabrication contract for Husky Energy’s White Rose Offshore Oil Project. Revenue of CDN $1.4 million was recognized during fiscal 2003.

SNC Lavalin – Subsequent to fiscal 2003, Liannu (see discussion above) has been awarded contracts for (i) the fabrication, engineering and testing of a fuel unloading and load dispensing system; (ii) the fabrication, engineering and testing of a fire/freshwater pump house; (iii) the fabrication of concentrate storage tanks; and (iv) installation of cladding of the infrastructure site for Inco’s Voisey’s Bay Nickel Project in Newfoundland and Labrador.

The most significant projects completed by M&M in the last fiscal year, and through the date of this Annual Report, are summarized in the chart below.

DATE	PARTIES	PROJECT DESCRIPTION	NET REVENUES

September 2001 to December 2002	McNamara Construction Company/M&M Engineering	Fabrication and installation of 20-foot diameter penstock at Granite Canal Hydroelectric Development, in Central Newfoundland.	CDN $2,422,078
March, 2002 to September 2002	Newfoundland Power Inc./M&M Engineering	Fabrication of 1,191 meters of penstock complete with expansion joints for the Seal Cove Hydroelectric Project	CDN $1,386,749
May, 2002 to December 2002	Sandwell-HMI/M&M Engineering
Fabrication and installation of carbon steel, stainless steel and chrome moly piping and installation of pumps, tanks and associated process equipment at 15MW co-generation facility in Corner Brook, Newfoundland and Labrador
CDN $3,291,752
July, 2002 to October 2002	North Atlantic Refining Limited/M&M Engineering	Removal and replacement of two 60-foot long underground sulphur storage tanks and fabrication and installation of associated process piping.	CDN $2,009,480
July 2002 to November 2003	North Atlantic Refining Limited/M&M Engineering	Removal of damaged floating roof structure and repairs to tank bottom and roof at the Come-By-Chance refinery.	CDN $2,822,491
November 2002 to January 2003	Halliburton Group Canada/M&M Offshore	Fabrication, assembly and testing of two burner booms and fabrication of associated supports.	CDN $306,600
March 2003 to March 2004	Aker Maritime Kiewit Contractors/NECL	Fabricate M-12 Main Electrical Room Module and Local Electrical Room Module	CDN $1,425,251
April 2003 to June 2003	North Atlantic Refining Limited/M&M Engineering	Major rebuild and maintenance work on two process heater units	CDN $3,016,400
June 2003 to December 2003	Aker Maritime Kiewit Contractors/M&M Offshore	Fabrication of two open drain skids	CDN $700,000
July 2003 to November 2003	North Atlantic Refining Limited/M&M Engineering	Replacement and Pump House Upgrades	CDN $565,847
July 2003 to November 2003	SNC Lavalin/ Liannu	Engineering, fabrication, supply, inspection, testing of the Port Fuel Unloading/Load Dispensing System	CDN $245,445
August 2003 to November 2003	SNC Lavalin/ Liannu	Engineering, fabrication, supply, inspection, testing and delivery DDP Marshalling Yard, Bay Bulls, Newfoundland of the Fire/Freshwater Pumphouse.	CDN $375,043
September 2003 to November 2004 (est.)	SNC Lavalin/ Liannu	Installation of cladding of the infrastructure site of Voisey’s Bay Nickel Project	CDN $749,566
September 2003 to November 2003	SNC Lavalin/ Liannu	Engineering, fabrication, supply, inspection, testing and delivery of four Shop Fabricated Tanks	CDN $265,698

Raw steel shapes, pipes and fittings comprise the majority of M&M's purchasing requirements. M&M purchases such raw materials from a variety of steel supply companies and warehouses in Newfoundland and Labrador and Eastern Canada, and is not dependent on a single or limited supplier.

M&M generally retains approximately 21 employees, and up to 300 workers in its fabrication and contracting facilities at peak periods. Management of the Company believes labor relations are good and is not aware of any potential labor dispute. M&M is a signatory to all applicable union agreements of the Building Trades Council, and utilizes union labor for mechanical contracting work. Approximately 35 employees of MMO are subject to a three-year contract with the Fishermen Food and Allied Workers Union, which contract will terminate February 28, 2005. M&M has a good employee health and safety record, and the Company is not aware of any environmental, product liability or service liability claims.

OIL & GAS DIVISION

The Company's Oil & Gas Division commenced operations in February of 2001 as part of an initiative to increase corporate cash flow. The Company formed an oil and gas division initially through the acquisition of properties in 2 strategic areas of oil and gas development, the proven historic region of Western Canada and the new frontier of Atlantic Canada.

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

There is an existing and available market for the oil and gas produced from the division's properties. However, the prices obtained for production are subject to market fluctuations which are affected by many factors, including supply and demand. Numerous factors beyond our control which could affect pricing include:

- the level of consumer product demand;
    - weather conditions;
    - domestic and foreign governmental regulations;
    - the price and availability of alternative fuels;
    - political conditions;
    - the foreign supply of oil and gas;
    - the price of foreign imports; and
    - overall economic conditions.
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

The division's activities are subject to numerous provincial and federal statutes and regulations concerning the storage, use and discharge of materials into the environment, and many other matters relating to environmental protection. These regulations may adversely affect our operations and cost of doing business. It is likely that these laws will become more stringent in the future (See "Item 3 - Key Information - Risk Factors " above).

C.    ORGANIZATIONAL STRUCTURE

The organizational structure of the Company and its divisions are displayed in the chart which appears above under ("Item 4 - Information on the Company" above). The Company holds 100% of the equity and voting shares of M&M, a Newfoundland and Labrador corporation. M&M in turn holds 100% of the equity and voting shares of MMO, a Newfoundland and Labrador corporation. MMO in turn holds a 50% interest in Magna, a Newfoundland and Labrador corporation and a 20.83% interest in NSA, a Newfoundland and Labrador corporation. M&M acts as a general partner and owns a 0.01% general partner's interest and a 48.99% limited partner's interest in Liannu, a registered limited liability partnership. In addition M&M owns a 50% interest in NECL, a Newfoundland and Labrador corporation. M&M owns 100% of 10915 Newfoundland Limited, a Newfoundland and Labrador company, and 100% of 11123 Newfoundland Limited, a Newfoundland and Labrador company. Each of 10915 Newfoundland Limited and 11123 Newfoundland Limited owns a portion of the facilities located in Port aux Basques, Newfoundland and Labrador.

The Company, through its wholly owned subsidiary EPS Karnataka Power Corp., a company incorporated in the province of Ontario, owns a 64% interest in Euro India Power Canara Limited a company incorporated in India ("EIPCL").

The Oil and Gas Division consists of direct and indirect ownership in various oil and gas properties located in Alberta, Ontario and Prince Edward Island, Canada.

As of June 30, 2003, the Company owns 11,348,200 issued common shares, at a stated value of Indian Rupees 10 per share, of KEOPL, a company incorporated in India that is developing a power project in Andhra Pradesh, India.

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

The discussion under this Item is in accordance with the Securities and Exchange Commission rules for extractive enterprises, and may contain "forward-looking statements" "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act" ). Such statements reflect the Company's current expectations regarding the future results of operations, performance and achievements of such enterprises. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the oil and gas division to differ materially from those expressed in, or implied by, these statements. The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.

The table below is a glossary of terms and abbreviations used in this Item.

GLOSSARY OF TERMS
Natural Gas
	Mcf	1,000 cubic feet
	MMcf	1,000,000 cubic feet
	Mcf/d	1,000 cubic feet per day
	MMcf/d McfGE	1,000,000 cubic feet per day oil to gas in the ratio of 1 barrel of oil to six thousand cubic feet of gas (1 bbl: 6 Mcf)
	Bcf	1,000,000,000 cubic feet
	GJ	Gigajoules

Oil and Natural Gas Liquids
	Bbls	Barrels
	Mbbls	1,000 barrels
	Blpd	Barrels of liquid per day
	Boe	Barrels of oil equivalent using a conversion ratio of 6 Mcf to 1 bbl of oil.
	Mboe	1,000 boe
	Mmboe	1,000,000 boe
	Bpd	Barrels per day
	Boepd	Barrels of oil equivalent per day
	Bopd	Barrels of oil per day
	NGLs	Natural gas liquids
	Stb	Stock tank barrels of oil (oil volume at 60 degrees F and 14.65 pounds per square inch absolute)
	Mstb	1,000 stock tank barrels

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

TO CONVERT
From	To	Multiply By
Mcf	cubic metres	28.317
Metres	cubic feet	35.494
Bbls	cubic metres	0.159
Cubic metres	Bbls	6.289
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometers	1.609
Kilometers	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

Proved Reserves : The following table reflects estimates of the Company's proved reserves as at June 30, 2003, 2002 and 2001 as reported by Sproule Associates Limited, a member of the Association of Professional Engineers Geologists and Geophysicists of Alberta, Canada stated in CDN dollars. All of the Company's oil and gas reserves are located in Canada. The following table represents the Company's net interest in its reserves (after crown, freehold and overriding royalties and interests owned by others). Estimated cash flow figures before income tax are net of all royalties, operating and capital costs and discounted at 10% to the Net Present Value ("NPV").

	2003		2002		2001

	Mmcf	NPV @ 10% (CDN $)	Mmcf	NPV @ 10% (CDN $)	Mmcf	NPV @ 10% (CDN $)

Gas Reserves (Mmcf) Proved Developed Producing Proved Undeveloped Total	482 250 732	1,309,000 946,000 2,255,000	547 255 802	1,122,000 668,000 1,790,000	490 226 716	1,471,000 649,000 2,120,000

Solutions Gas Reserves (Mmcf) Proved Developed Proved Undeveloped Total	- - -	- - -	67 - 67	n/a (3) n/a (3) n/a (3)	- - -	- - -

Mbbl			Mbbl		Mbbl
Natural Gas Liquids (Mbbl) Proved Developed Producing Proved Undeveloped Total	13.3 1.40 14.3	n/a (5) n/a (5) n/a (5)	11.4 1.0 12.4	n/a (2) n/a (2) n/a (2)	16.4 nil 16.4	n/a (2) n/a (2) n/a (2)

Oil Reserves (Mbbl) Proved Developed Proved Undeveloped Total	13.7 - 13.7	144,000 nil 144,000	35.1 nil 35.1	708,000 nil 708,000	0.5 nil 0.5	5,000 nil 5,000

Mboe			Mboe		Mboe
Mbbl Equivalent (4) Proved Developed Proved Undeveloped Total	107.4 42.7 150.1	1,453,000 946,000 2,399,000	149.3 43.5 192.8	1,830,000 668,000 2,498,000	98.6 37.7 136.3	1,476,000 649,000 2,125,000

(1)  Cash flows from the estimated proved reserves were discounted at 10% Net Present Value ("NPV").
(2)  Discounted cash flows from natural gas liquids were included with oil and gas discounted cash flows.
(3)  Discounted cash flows from solutions gas were included with oil discounted cash flows.
(4)  Gas was converted to Mbbl in the standard ratio of six mcf equals one bbl.
(5)  Discounted cash flows from natural gas liquids included with gas discounted cash flows.

Producing Wells: The following table sets forth the number of gross wells producing during the fiscal periods ending June 30, 2003, 2002 and 2001. A gross well is a well in which the Company owns an interest. The percentage of net wells represents the fractional interest the Company owns in a gross well.

	2003		2002		2001

	Gross	Net (%)	Gross	Net (%)	Gross	Net (%)

Gas	8	30.52	6	31.91	7	34.49
Oil	5	18.87	4	17.90	2	16.48
Liquids	5	22.15	3	19.33	3	19.33

The following table sets forth the net revenues before costs, net volume production, average production sales prices, average revenue per boe, cost per boe and netback per boe for the fiscal years ended June 30, 2003, 2002 and 2001.

NET REVENUES	2003 (CDN $)	2002 (CDN $)	2001 (CDN $)

Net revenue from gas sales	$364,468	$344,498	$280,087
Net revenue from liquid sales	67,465	27,590	18,397
Net revenue from oil sales	91,717	52,779	9,314
Net revenue from royalties	19,840	9,144	4,164
Net mcf gas production	74,206	115,688	51,041
Net bbl liquids production	1,983	973	510
Net bbl oil production	2,731	1,714	211
Average production sales per mcf	$4.91	$2.98	$5.49
Average production sales per liquid bbl	$34.02	$28.35	$36.07
Average production sales per oil bbl	$33.58	$30.79	$44.14
Average revenue per boe	$31.82	$20.41	$44.19
Average production cost per boe	$15.39	$11.86	$11.51
Average netback per boe	$12.88	$8.55	$32.68

* Net revenues after Alberta Crown Royalties.

Acreage . The following table sets forth the developed and undeveloped acreage of the projects in which the Company holds an interest, on both a gross and a net basis as of June 30, 2003, 2002 and 2001. The developed acreage is stated on the basis of spacing units designated by provincial authorities on the basis of 160 acre spacing unit for oil production and 640 acre spacing unit for gas production in Alberta and 50 acre spacing unit for deep Ordovician and Cambridge-age targets in Ontario and based on technical aspects of any discovery.

Leasehold Acreage
	2003	2002	2001

Total Leasehold Acreage Gross Acres Net Acres	543,579 136,449	546,760 136,641	538,271 136,472
Developed Acreage Gross Acres Net Acres	8,122 2,210	6,499 1,745	3,764 1,218
Undeveloped Acreage Gross Acres Net Acres	535,457 134,239	540,261 134,896	534,507 135,254

Drilling Activity. As of June 30, 2003, 2002 and 2001 the Company through the Oil & Gas Division had the following drilling activities in Canada (included in gross and net development wells is the re-entry of a cased well bore). A gross well is a well in which an interest is owned. The number of net wells represents the sum of a fractional interest the Company owns in gross wells.

Number of wells drilled	2003			2002			2001

Development wells	Gross	Net (	%)	Gross	Net (	%)	Gross	Net (	%)
Producing	1	30.0		2	24.19		0	0
Shut-in	1	12.5		1	25.0		0	0
Suspended **	0	0		1	30.0		0	0
Abandoned	0	0		1	31.5		0	0
Exploratory wells
Producing	0	0		1	7.13		0	0
Abandoned	0	0		2	12.5		0	0
Shut-in *	0	0		3	11.66		0	0
* Shut in wells tested hydrocarbons and are pending evaluation, tie in and pipeline facilities.
** Suspended well is pending abandonment.

Present Activities, Results of Exploration and Drilling 2003. As of June 30, 2003, the Oil & Gas Division has a portfolio of proven, producing and/or prospective oil and gas properties in the Western Sedimentary Basin of Western Canada and in the Maritimes Basin of Atlantic Canada.

Sibbald Property, Alberta: In June and September 2003 the Company acquired through Alberta crown land sales a 100% interest in 2 sections (1,280 acres) of prospective land and over 30 kilometers of seismic data in the Sibbald Area, Alberta. The Company intends on implementing a fall/winter exploration and development program on this property to include the acquisition of additional seismic to further develop its newly acquired sections and the work over of three existing well bores with the potential for gas production.

Cherhill Property, Alberta: On December 28, 2002 the 13-10-57-5 W5M was drilled to a depth of 600 metres (approximately 1,829 feet). The well was completed and is currently producing as a Belly River gas well. The Company has a 30% working interest in this well.

Olds-Innisfail Property, Alberta: On June 19, 2003 the 6-20-33-28 W4M Davey well was spud and drilled to a depth of 1,893 metres (approximately 5,770 feet). The well was completed as Viking gas well and is currently being tied in. The Company has a 12.5% working interest in this well.

The Doe Property, Alberta : On August 13, 2003, the Company entered into a Farmout and Participation Agreement (the "Participation Agreement") for the Doe Prospect, Alberta to drill a 3,200-meter (approximately 9,700 feet) Wabamun formation gas test well. Under the Participation Agreement the Company will pay 24% of costs of drilling the test well to earn (i) a 24% interest before payout (subject to a 5-15% sliding scale convertible royalty), and a 15% interest after payout (ii) a 15% working interest in 9 sections (5,760 gross acres – 864 net) of multi formation prospective lands. The Company has also agreed to a 15% working interest in a 20 section (12,800 gross acre) Area of Mutual Interest around the test well area.

The Doe Prospect, Alberta is located within the Peace River Arch area of Canada’s Western Sedimentary Basin and approximately 10 kilometers (km) east of the Alberta-British Columbia border and 120 km’s northwest of Grande Prairie, Alberta. The Doe Prospect lands are situated about 20 km’s equally between two significant natural gas accumulations associated with the Upper Devonian Wabamun Group.

The Geological Survey of Canada describes the Wabamun formation in the Peace River Arch area to be a remedial ramp carbonate that has undergone hydrothermal dolomitization. The dolomitization is a result of magnesium rich fluids moving along major fault trends associated with the Peace River Arch rift basin. These dolomitized areas are the primary reservoirs for natural gas fields in the Doe Prospect region. Faulted horst structures provide the dominant trapping mechanism for gas accumulations.

Results of Exploration and Drilling in 2002 and in 2001

Farrow Property, Alberta: The Company has a 31.5% participating interest in 1-½ sections of land (960 gross acres). The development well 8-26-19-24 W4 was spud on October 10, 2001 and drilled to a depth of 1,725 meters (approximately 5,658 feet), and is currently producing from the Glauconite formation. A second development well 16-26-19-24 W4M was spud on May 19, 2002 and drilled to a depth of 1,762 meters (approximately 5,779 feet) and on May 27, 2002 was plugged and abandoned after logging of the well bore indicated the formation did not contain economic hydrocarbons.

Cherhill Property, Alberta: The Company has a 30% participating interest in one (1) section of land (640 gross acres) in the Cherhill area of Alberta. On January 10, 2002 the Company participated in drilling a development well 4-10-57-5 W5M to a depth of 600 meters (approximately 1,970 feet) to test the Belly River formation for gas. Subsequent testing indicated the Belly River formation did not contain economic reserves and the well has been suspended.

Edson Property, Alberta: The Company has a 10% participating interest in three (3) sections (1,920 gross acres) in the Edson area of Alberta. The Edson exploratory well 10-13-52-16W5M was spud on December 10, 2001, drilled to a depth of 3,149 meters (approximately 10,328 feet) to the Winterburn formation, and cased as a Winterburn Gas well shut in pending pipeline and water disposal facilities.

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

Strathmore Property, Alberta: On August 8, 2001 the Company acquired a 33.33% participating interest in ½ section of land (320 gross acres) in a crown land sale. The Company and its partners are assessing this prospect for the development of a potential Glauconite Oil Channel.

Sibbald Property, Alberta: The Sibbald property is located in Townships 28 and 29, Range 02 W4M, approximately 160 miles east of Calgary, Alberta. The Company holds an average 59% working interest in approximately 4,480 gross acres of land. Two wells are currently producing gas from the Bakken Formation of the Mississippian Period.

Caroline Property, Alberta: The Company participated by paying a 22.5% of the drilling costs to earn a 16.875% interest in 1 section of land (640 gross acres) in Alberta. During fiscal 2002, the development well 4-29-33-4 W5M was drilled to a depth of 2,725 meters (approximately 8,940 feet) to the Shunda formation and was completed as a Glauconite gas well and a Rundle oil well. The well is currently producing gas, oil and liquids.

Olds-Innisfail Property, Alberta: The Olds-Innisfail prospect encompasses 5 ¾ sections of land (3,680 gross acres). The initial exploration on this property consisted of 3 prospective drilling locations. The first exploratory well 5-6-34-28 W4M was spud on October 19, 2001 and drilled to a depth of 2,148 meters (approximately 7,047 feet) to the Basal Quarts formation. The well was completed as a Basal Quartz gas well and is currently shut in pending evaluation. A second exploratory well 14-10-34-1 W4M was spud on November 2, 2002 and drilled to a depth of 1,946 meters (approximately 6,385 feet) to the Viking formation. The well was completed as a Viking gas well and is currently shut in pending pipeline capacity. A third exploratory well 16-20-33-18 W4M was spud on November 13, 2002 and drilled to a depth of 1,880 meters (approximately 6,168 feet) to the Viking formation, and was subsequently plugged and abandoned. The Company participated in this prospect by paying a 25% interest before payout to earn a 12.5% interest after payout in each of the test wells and the earned lands.

Brazeau River Property, Alberta: This prospect is comprised of 2 sections of land (1,280 gross acres). During fiscal 2002, the Company participated in the re-entry of a cased well bore 2-28-47-12 W5M by paying a 50% interest before payout, to earn a 25% interest after payout in the well bore and lands. The development well was re-entered and tested in the Rock Creek and Elkton formation and completed as a Rock Creek oil well. The well is currently shut in pending economic evaluation of pipeline tie in.

Bigstone & Kaybob Properties, Alberta: The Bigstone property is located in Township 61 Range 22 W5M in Alberta. The Company holds an average 20% interest in approximately (640 gross acres) of land. One well at Bigstone is currently producing natural gas and liquids. The Company has an 18% to 20% working interest in approximately (1920 gross acres) of land located in Township 61, Range 19 and 21 W5M. There are currently two wells producing natural gas and liquids.

Essex County Property, Ontario: During fiscal 2002, the Company participated by paying 8.839% to earn 7.13% in a horizontal exploratory test well. The test well was drilled to a vertical depth of 792 meters (approximately 2,598 feet) with a true vertical depth of 1,973 meters (6,473 feet) to the Sherman Falls formation. This well was completed as a Sherman Falls oil well and is currently producing oil.

Gosfield and Aldborough Properties, Ontario: The Company holds a 16.36% to 21.7% working interest in approximately (422 gross developed acres) of land located in the Gosfield and Aldborough Townships in Ontario. Three wells are currently on production. Two wells are producing oil and one is producing gas.

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

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the "Selected Financial Data" under Item 3 above and the Company's audited Consolidated Financial Statements included elsewhere in this Annual Report. Unless otherwise indicated, discussion under this Item is based on Canadian dollars, and is presented in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). For reference to differences between Canadian GAAP and United States Generally Accepted Accounting Principles ("US GAAP") see Note 17 to the Company’s Consolidated Financial Statements included elsewhere in this Annual Report. Certain statements made in this Item are forward-looking statements under the Reform Act. See "Risk Factors" in Item 3D for a discussion of important factors which could cause actual results to differ materially from the forward-looking statements below.

OVERVIEW

The Company is a corporation amalgamated under the laws of the Province of Ontario and is provincially registered in the Provinces of Alberta and Newfoundland and Labrador. The Company conducts its operations through an Industrial & Offshore Division, and an Oil & Gas Division. The audited consolidated financial results for the fiscal periods ending June 30, 2003, 2002 and 2001 include the accounts of the Company and its wholly owned subsidiary M&M, and the accounts of MMO, M&M’s wholly owned subsidiary. MMO holds a 50% equity interest in Magna and a 20.83% equity interest in NSA. M&M holds a 49% combined partnership interest in Liannu, and a 50% equity interest in NECL. The Company's audited consolidated financial statements include the Company's proportionate share of each of these entities’ assets, liabilities, revenues and expenses.

During fiscal 2001 the Company commenced its oil and gas operations. The activities of the Company's Oil & Gas Division include exploration, development and production of oil and gas. The Company's oil and gas properties are located in the Canadian Provinces of Alberta, Ontario and Prince Edward Island.

The Company’s accounts include an investment in KEOPL a company incorporated in Indian that is developing a power project in Andhra Pradesh, India. The Company also holds a 64% interest in EIPCL that is carried at Nil on the balance sheet and consolidated statement of operations of the Company. Management has evaluated the effect that EIPCL accounts would have on the consolidated financial statements of the Company and concluded that such amounts would be insignificant under GAAP.

Critical Accounting Policies and Estimates and Newly Adopted Accounting Policies

The Company's significant accounting policies, estimates and changes to accounting policies are also described in the Notes to the audited Consolidated Financial Statements. It is increasingly important to understand that the application of generally accepted accounting principles involves certain assumptions, judgments and estimates that affect reported amounts of assets, liabilities, revenues and expenses. The application of principles can cause varying results from company to company.

The most significant accounting policies that impact the Company and its subsidiaries relate to revenue recognition policies, oil and gas accounting and reserve estimates, accounting for joint ventures, valuation of capital assets, discontinued operations, future income tax assets and liabilities, and stock based compensation.

The most significant accounting estimates that impact the Company and its subsidiaries relate to contingent liabilities and assets, and the valuation of the Company's investment in KEOPL.

The only new accounting policy that was adopted by the Company during the 2003 fiscal year was a new accounting policy for Asset Retirement Obligations. In accordance with the recommendation of the new Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110 the Company adopted this policy before it was required. During fiscal 2002 the Company adopted new accounting policies for Goodwill and Other Intangibles, again in accordance with recommendations in the CICA Handbook.

Critical Accounting Policies.

Revenue recognition . Revenue for M&M & MMO is generated principally from contracts or purchase orders awarded through a competitive bidding process. Revenue from construction and fabrication contracts is recognized on the percentage of completion basis, under which contract revenues are recognized by assessing the value of the work performed in relation to the total estimated cost of the contract. Revenue from M&M & MMO's venture partners (whether in corporate or partnership form) are recognized based on their proportionate equity holdings in those entities.

Oil and gas revenues are recognized on actual production volumes and delivery of the product to the market, based on the applicable operator's reports.

Oil and gas accounting and reserve estimates. The Company follows the full cost method of accounting for oil and gas operations under which all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Under the full cost method all of the costs noted above are capitalized, together with the costs of production equipment, and are depleted on the unit-of-production method based on the estimated gross proved reserves. Petroleum products and reserves are converted to equivalent units of natural gas at 6,000 cubic feet to 1 barrel of oil.

Under the full cost method costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred. When reserves are identified as "proven" by independent engineers, or the property is considered to be impaired, then the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion. Alberta Royalty Tax Credits are included in oil and gas sales.

In applying the full cost method, under Canadian GAAP, the Company performs a ceiling test which restricts the capitalized costs less accumulated depletion and amortization from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, as determined by independent engineers, based on sales prices achievable under existing contracts and posted average reference prices in effect at the end of the Company's fiscal year and current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes from such estimated future revenues.

In comparison, in applying the full cost method under US GAAP, the Company performs a ceiling test based on the same calculations used for Canadian GAAP except the Company is required to discount future net revenues at 10% and there is no deduction from the US GAAP ceiling test for estimated future general and administrative expenses and interest.

Joint Ventures. The Company's Industrial & Offshore Division carries out part of its business through three corporations and one limited partnership. The Company's audited consolidated financial statements include the Company's proportionate share of each of these entity's assets, liabilities, revenues and expenses. MMO holds a 50% equity interest in Magna and a 20.83% equity interest in NSA. M&M holds a 49% combined partnership interest in Liannu and a 50% equity interest in NECL. For accounting purposes as at June 30, 2003 Liannu was inactive apart from entering and preparing bids for future work (See Note 6 to the Company's Consolidated Financial Statements included elsewhere in this Annual Report).

In comparison under US GAAP, the Company would instead use the equity method of accounting for joint ventures rather than the proportionate consolidation method of accounting. Under the US GAAP method the Company would present its net investment in the joint venture on the consolidated balance sheet and present its net share of equity income on the consolidated statement of loss and deficit.

Capital Assets . Capital assets consist primarily of fabrication buildings, office equipment, and manufacturing equipment. These assets are recorded at cost less accumulated amortization and, if applicable, write down for impairment.

Capital assets are amortized on the declining balance basis over their estimated useful lives at the following rates:
Buildings	3%
Manufacturing equipment	20%
Tools and equipment	20%
Office equipment	20%
Vehicles	30%
Paving	7%
Equipment under capital lease	20%

Discontinued Operations. During fiscal 2001 the Company adopted a plan to discontinue the operations of its Power Division. This division has been treated as discontinued operations for accounting purposes (See Note 20 to the Company’s Consolidated Financial Statements included elsewhere in this Annual Report). As such the operations of the Company's Power Division have been excluded from the audited consolidated statement of loss and deficit from continuing operations in prior periods.

In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized on the date the liability is incurred and that such liability be measured and recorded at fair value. This is effective for exits or disposal activities initiated after December 31, 2002. Management is of the opinion that the adoption of SFAS No. 146 will not impact its financial position and results of operation.

Future Income Tax Assets and Liabilities. The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying amounts and their respective income tax bases (temporary differences). Management regularly reviews its tax assets for recoverability and establishes a valuation allowance based on (i) historical taxable income; (ii) projected future taxable income; and (iii) the accounting treatment reflected in Note 11 of the Company’s Consolidated Financial Statements. As of June 30, 2003 the Company had $10.7 million of non-capital losses. In fiscal 2003 the Company carried an income tax asset of nil related to those non-capital losses, and in fiscal 2002 carried an income tax asset equal to CDN $0.5 million).

Stock based compensation. The Company has established a stock option plan (the "Plan") for directors, officers, employees, consultants and service providers. The Company does not record compensation expense for stock options granted to directors, officers and employees. However, additional disclosure of the effects of accounting for stock based compensation to directors, officers and employees as compensation expense, using the fair value method estimated using the Black-Scholes Option Pricing Model and is customarily disclosed as pro-forma information in the Notes to the financial statements. Any consideration paid by directors, officers and employees on exercise of stock options or purchase of stock is credited to share capital. Stock options issued to non-employees are recorded at their fair value at date of issuance.

Under US GAAP Financial Accounting Standard ("FAS" 123), stock options granted to consultants are recognized as an expense based on their fair value at the date of grant. Prior to the adoption of the CICA section 3870 under Canadian GAAP, options were disclosed and no compensation expense was recorded. The Company’s calculation for the compensation for consultants of Nil in 2003 CDN $ 8,621 in 2002 and CDN $ 112,040 in 2001 is based on the Black-Scholes option pricing model. The Black-Scholes option-pricing model is utilized by the Company in its reconciliation to US GAAP.

An application of the Black-Scholes Method, and the underlying assumptions in calculating option values, for the last three fiscal years is reflected in the table below.

ASSUMPTIONS
Year	Volatility Factor	Assumed Options Issued	Risk Free Rate	Black Scholes Value
Fiscal 2003	N/A	Nil	N/A	N/A
Fiscal 2002	0.31	6,667	5%	1.29
Fiscal 2001	0.64	23,333	5%	4.29 and 1.80

For options granted to employees the Company follows Accounting Principles Opinion ("APB") 25 under US GAAP. For employees, compensation expense is recognized under the intrinsic value method. Under this method, compensation cost is the excess, if any, of the quoted market price at grant date over the exercise price. Such expense is reflected over the service period; if the option is for prior services, it is expensed at date of grant; if the option is for future services, it is expensed over the vesting period. If the exercise price of the employee stock options is equal to or exceeds the market value of the shares at the date of grant, no compensation expense is recognized at grant date for US GAAP purposes.

In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation", an interpretation of APB Opinion No. 25. The Company adopted the interpretation for US GAAP purposes on July 1, 2000. Among other things, the Interpretation requires that stock options that have been modified to reduce the exercise price be accounted for as variable. As of July 1, 2000, under the provisions of Interpretation No. 44, any options that are considered repriced are accounted for as variable options from that date forward. Therefore, the option value will be re-measured at the end of each period using the greater of (i) the exercise price or (ii) the July 1, 2000 fair market value as the basis for determining increases in the intrinsic value of the options. During 2001, the Company repriced 19,167 options with an intrinsic value of CDN $92,000 which was included in the compensation expense adjustment. During 2002, these repriced options were exercised and an additional intrinsic value of CDN $102,550 was recorded to the compensation expense adjustment on the options’ respective measurement dates under the Interpretation.

Critical Accounting Estimates

Contingent liabilities and assets.

Oakwell Claim. In August, 2002 the Company was named as a defendant in a legal proceeding in the High Court of Singapore, Oakwell Engineering Limited vs. Energy Power Systems Limited, Suit No. 997 of 2002/V (the "Proceeding"). On October 16, 2003, the Company received a decision from the court with respect to a 13-day trial held from May 5, 2003 to May 22, 2003. In his decision, the judge awarded Oakwell US $1.6 million with respect to Oakwell's claim against the Company for the sum of US $2.79 million, and awarded Oakwell US $2.56 million representing the judge’s valuation of a 6.25% interest in the actual cash available for foreign repatriation from a proposed power project in Andhra Pradesh, India, in each of the first five years after the commercial operation date of the project, for a total award of US $4.16 million (approximately CDN $5.4 million) plus certain legal costs, the extent of which is not yet known (collectively, the "Judgment"). Management of the Company believes both the judge’s reasoning and his factual findings, as reflected in the Judgment are in error. On November 13, 2003, the Company filed a Notice of Appeal of the Judgment in the Court of Appeal of the Republic of Singapore (Civil Appeal No. 129 of 2003/Y). If the Judgment becomes final there would be a significant and adverse impact on the Company’s liquidity and financial condition. A provision of CDN $5.9 million has been made to these financial statements for the claim (See "Litigation in Item 8A-7 below and Note 21 to the Company’s Consolidated Financial Statements included elsewhere in this Annual Report ) .

HB Capital contingent liability. A statement of claim has been filed in the Supreme Court of Newfoundland, Trial Division, Suit # 1998 St. J. No. 3233 against the Company by a former financial adviser alleging breach of contract. The plaintiff has claimed for special damages in the amount of approximately $240,000 (US $184,197) and a success fee equal to 1% of the gross debt/equity financing of the Andhra Pradesh project less up to 20% of any corporate contributions to the project by the Company or its affiliates. Management believes that the claim is without merit and has filed a counter claim. No correspondence or activity has occurred since 2000 and management believes that the plaintiff has abandoned the litigation. No provision has been made in the Company’s Consolidated Financial Statements for this claim. (See "Litigation" in Item 8A-7 below, and Note 23(a) of the Company’s Consolidated Financial Statements included elsewhere in this Annual Report ).

Karnataka contingent asset and liability. On April 22, 1999, the Karnataka Power Transmission Corporation Limited (formerly the Karnataka Electricity Board) of the State of Karnataka, India ("KPTCL") executed a power purchase agreement with EIPCL, a limited liability company incorporated in India. The Company holds a 64% interest in EIPCL. Effective May 10, 2001 the project was given the approval by the State Government to be converted to a coal fueled land based power project. The power purchase agreement has yet to be amended and there are deficiencies in the State Government's performance, including among other requirements, the provision of payment guarantees for the Karnataka project. Pursuant to Clause 14.1 (a) of the power purchase agreement, EIPCL served upon KPTCL and the Government of Karnataka ("GOK") a Notice of Arbitration on September 24, 2002 and under Clause 14.1 (b) of the power purchase agreement served a Second Notice of Arbitration on November 7, 2002. On December 10, 2002, EIPCL served a formal communication calling upon KPTCL and GOK to appoint a technical and or financial expert to resolve the outstanding issues in accordance with Clause 14.2 of the power purchase agreement. The Company also filed Notice U/S 80 of the Civil Procedure Code, 1908 against GOK and KPTCL for losses and damages due to delay in implementation of the Karnataka project. On August 11, 2003, EIPCL filed a Statement of Claim against KPTCL for repudiatory breach of the power purchase agreement and claimed damages in the amount of US $3,835,232 plus costs and interest. On October 7, 2003 KPTCL filed a Statement of Objections to reject EIPCL’s claims with costs stating that EIPCL failed to put up the Barge Mounted Power Plant ("BMPP") and claims the sum of Indian Rs. 25 crores (approximately US $5 million) plus interest. At the current time no assessment can be made of the outcome of the legal proceedings. Accordingly no amount has been recorded in these audited consolidated financial statements. (See Note 23 (b) of the Company’s Consolidated Financial Statements and "Litigation in Item 8 - Financial Information" ).

The Company estimates the range of liability related to pending litigation where the amount and range of loss can be estimated. Where there is a range of loss, the Company records the minimum estimated liability related to those claims. As additional information becomes available, we assess the potential liability related to our pending litigation and revise our estimates accordingly. Revisions of our estimates of the potential liability could materially impact our results of future operations. If the final outcome of such litigation and contingencies differ adversely from those currently expected, it would result in a charge to earnings when determined.

Valuation of the Company's Investment in KEOPL. As of June 30, 2003, the Company owns 11,348,200 common shares of Rs. 10 each, of KEOPL (the "KEOPL Shares"), a company incorporated in India, which is developing a power project in Andhra Pradesh, India. Pursuant to the agreement dated August 10, 2000 between the Company, VBC Ferro Alloys Ltd., an Indian corporation ("VBC"), and KEOPL, VBC is obligated to purchase the Company's investment in KEOPL for INR 113,482,000 (approximately CDN $3.5 million) on or before June 30, 2002 if the Company offers its KEOPL Shares to VBC prior to June 30, 2002.

On or about May 3, 2002, the Company, pursuant to the Revised VBC Agreement, offered and tendered the KEOPL Shares to VBC for purchase on or before June 30, 2002. In July 2002, VBC raised a dispute with the Company regarding the purchase and sale of the KEOPL shares.

Pursuant to an Arbitration Agreement and Award between the Company and VBC, the parent company of KEOPL and an Arbitration Award passed and dated October 11, 2003 by Hon’ble Arbitral Tribunal, India (the "Award") (i) VBC has agreed to transfer an additional 500,000 equity shares in KEOPL to the Company (valued at approximately CDN $150,000) , and (ii) VBC is required to buy the 11,348,200 KEOPL Shares for INR 113,482,000 (approximately CDN $3.3 million) on or before the earlier of (a) 60 days after the first disbursal of funds on financial closure of the KEOPL Project, and (b) March 31, 2004. The Company may, upon written notice to VBC, require that VBC purchase, and VBC is required to buy, the additional 500,000 equity shares of KEOPL at a par value of INR 5 million (approximately CDN $150,000) on or before the same dates.

The investment in KEOPL is recorded at expected net recoverable amount of CDN $3.5 million. Management of the Company assessed the amount recoverable based on (i) the par value of the shares, (ii) an assessment of VBC's ability to pay, (iii) the provisions of the Award, and (iv) the likelihood and timing of payment. As of October 31, 2003 the estimated value of the KEOPL Shares was approximately CDN $3,450,000 based on current exchange rates. The actual recoverable amount is dependent upon future events foreign exchange fluctuations and subject to certain sovereign risks such as stable political and economic conditions, and the amount actually recovered could differ materially from the amount estimated by management.

Newly Adopted Accounting Policies

Asset Retirement Obligations. In fiscal 2003, the Company adopted the recommendations of the new CICA Handbook Section 3110, "Asset Retirement Obligations" on a retroactive basis. As a result of applying the new standards, management determined that the changes to the asset retirement obligation in the amount of $100,960 for the prior year were necessary for site restoration costs related to its oil and gas properties. Accounting for future site restoration costs involves estimating the timing and amount of abandonment costs on a well-by-well basis, then discounting these values to the present utilizing a discounted cash flow technique. The oil and gas properties were adjusted for the noted $100,960, and the effect on the opening deficit in 2002 was considered to be immaterial by management.

In comparison, under US GAAP, the cumulative effect of the change in accounting principle would be shown and no retroactive adjustment would be made to the comparative figures. On this basis, the cumulative effect of the change in accounting principle was considered to be immaterial.

Goodwill. During fiscal 2002, the Company adopted new accounting policies for Goodwill as required under the recommendations of the new CICA Handbook Section 1581, Business Combinations, and Section 3062, "Goodwill and Other Intangibles". The newly adopted accounting policy was consistent with FASB No. 141, "Business Combinations" (SFAS 141), and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142) under US GAAP. Goodwill represents the excess purchase price paid for business combinations over the value assigned to identifiable net assets acquired. Goodwill is evaluated for possible impairment in value at least annually and an impairment loss is recognized when the carrying amount of the goodwill of a reporting unit exceeds the fair value of the goodwill. The fair value of the reporting unit is obtained using the present value of expected cash flows. As a result of applying the new standards, management determined that the value of goodwill was impaired, and accordingly a transitional impairment loss of $2.1 million was charged to the opening deficit in fiscal 2002. Goodwill had previously been amortized over 10 years.

The adjusted net loss, basic loss per share from continuing operations and basic loss per share for comparative fiscal years ending June 30, 2003, June 30, 2002 and 2001 if no amortization were recorded in those years, are as follows.

	2003	2002	2001

Reported net loss	$(8,047,476)	$(1,131,370)	$(3,634,916)
Add back. Goodwill amortization	-	-	261,258
Adjusted net loss	$(8,047,476)	$(1,131,370)	$(3,373,658)
Basic loss per share. Reported net loss for the year	$ (2.11)	$ (0.51)	$ (2.56)
Goodwill amortization	-	-	0.18
Adjusted net loss for the year	$(2.11)	$(0.51)	$(2.38)

In comparison, the US GAAP method for the goodwill is governed by statements by the FASB in June 2001, when it issued FASB Statement No. 141, "Business Combinations" (SFAS 141), and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling of interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001, and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142 that the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141. The adoption of this statement had no material impact on the financial statements.

SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill impairment at least annually. In addition, SFAS 142 requires that the Company (i) identify reporting units for the purposes of assessing potential future impairments of goodwill, (ii) reassess the useful lives of other existing recognized intangible assets, and (iii) cease amortization of intangible assets with an indefinite useful life. In addition, an intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142.

SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 also requires that the reporting company complete a transitional goodwill impairment test six months from the date of adoption. During 2002, the Company adopted SFAS 142 early, and management determined that the value of goodwill was impaired, resulting in a transitional impairment loss of $2,056,832. This amount has been reported as a cumulative effect of a change in accounting principle in the fiscal 2002 reconciliation to US GAAP. Goodwill had previously been amortized over 10 years. (Please see "Item 3 - Key Information - Selected Financial Data" above).

Recently Issued United States Accounting Standards

In January 2003, the FASB issued Financial Interpretation 46 "Accounting for Variable Interest Entities" ("FIN 46"), that requires the consolidation of certain entities that are controlled through financial interests that indicate control (referred to as "variable interests"). Variable interests are the rights or obligations that convey economic gains or losses from changes in the values of the entity's assets or liabilities. The holder of the majority of an entity's variable interests is required to consolidate the variable interest entity. The Company does not believe FIN 46 results in the consolidation of any additional entities that existed at June 30, 2003.

In December 2002, the FASB issued FSAF No. 148. This Statement amends FASB Statement No. 123, "Accounting for Stock Based Compensation", to provide alternative methods of transition for a reporting company’s voluntary change to the fair value based method of accounting for stock based employee compensation. In addition, this Statement amends the disclosure requirements of prior Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock based employee compensation and the effect of the method used on reported results. The adoption of this statement had no significant effect on the Company’s financial position or results of operations.

In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." The changes are intended to improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. Additionally, those changes are expected to result in more consistent reporting of contracts as either derivatives or hybrid instruments. As the Company holds no derivative instruments and does not engage in hedging activities management does not anticipate any significant effect on the Company’s financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity. It also requires that an issuer classify a financial instrument that is within the scope of SFAS No. 150 as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity.

SFAS No. 150 is generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting a cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of this statement did not have a material effect on the Company’s financial position or results of operations.

A.    OPERATING RESULTS

The following discussion of the results of operations of the Company is a comparison of the Company's two fiscal years ended June 30, 2003 and 2002.

Revenue. The Company's consolidated revenues of $26.0 million for the year ending June 30, 2003 increased by 18% from $22.0 million reported as of June 30, 2002. Revenue growth was driven by both (i) an 18% increase in revenues from $21.6 million to $25.4 million in 2003 derived from the Company's Industrial & Offshore Division, and (ii) a 50% increase in revenues to $0.6 million in 2003 from $0.4 million during 2002 from the Company's Oil & Gas Division, which commenced operations February 1, 2001.

Gross Profit. Consolidated gross profit for the fiscal period ending June 30, 2003 increased by 20%, from $3.0 million in fiscal 2002 to $3.6 million in fiscal 2003. The increase was partially due to increased gross profits from the Company's Industrial & Offshore Division. The increase in gross profit was primarily driven by increased revenue during the year while the Company's consolidated gross margin as a percentage of sales remained relatively consistent at 13.9% in 2003 versus 13.5% for the previous year. During the year, gross profits from the Industrial & Offshore Division increased 16% to $3.7 million in 2003 from $3.2 million during 2002. Gross profit for the Company's Oil & Gas Division increased to ($0.1) million in 2003 from ($0.2) million during 2002. This increase was primarily due to increased commodity prices partially offset by increased depletion of the Company's reserves.

Administrative Expenses. Administrative expenses of $5.1 million for the twelve-month period ending June 30, 2003 were 21% higher than administrative expenses of $4.2 million the previous year. For fiscal year 2003 professional fees increased from $0.3 million the previous year to $1.1 million for an increase of $0.8 million. The increase was primarily caused by increased litigation expenses incurred during fiscal 2003. For the fiscal year 2003 the Company also incurred higher fixed salary costs which reflected a $0.2 million increase from the Industrial & Offshore Division. These increased administrative costs during fiscal 2003 were partially offset by decreased advertising and promotion costs of $0.3 million and by decreases in other general and administrative costs of $0.3 million. In addition during the 2002 fiscal year the Company wrote down its marketable securities by $0.1 million.

Oakwell Claim. In connection with the Oakwell litigation (discussed under "Critical Accounting Estimates" section above) the Company accrued an amount of $5.9 million for the twelve-month period ending June 30, 2003, versus nil for the twelve-month period ending June 30, 2002 (See "Litigation" in Item 8A-7 below and See Note 21 to the Company’s Consolidated Financial Statements included elsewhere in this Annual Report ) .

Other income. Other income of $0.2 million for the twelve-month period ending June 30, 2003 decreased from $1.3 million for the previous period for a net change of $1.1 million or 85%. Included in other income is a gain on the sale of marketable securities of $96,097. Also included is interest income on invested cash. During 2002 other income included a litigation settlement of $650,000. Also included in other income for fiscal 2002 is an overprovision for costs related to the Port aux Basques property, which was settled for $214,500 less than accrued. The balance of other income in fiscal 2002 relates mainly to credits received for workers compensation adjustments of previous years.

Loss from Continuing Operations before Income Taxes. Losses from Continuing Operations before Income Taxes increased by 7.1 million from $0.5 million in fiscal 2002 to $7.6 million during fiscal 2003. The increase in losses for fiscal 2003 was primarily related to (i) an accrued $5.9 million litigation claim against the Company; (ii) increased administrative expenses of $0.9 million mainly comprised of legal expenses for the litigation; and (iii) a decrease of $0.9 million of other income. These losses were offset by increased gross profits of $0.6 million.

Current and Future Income Taxes. During the fiscal period ending June 30, 2003 a net future income tax charge of $0.4 million was recognized as compared to a net future income tax charge of $0.6 million during fiscal 2002. The primary reasons for the charge was (i) a $2.3 million non-deductible charge for the Oakwell claim; (i) a $1.6 million charge due to changes in tax rates; and (iii) an increased valuation provision on the income tax asset during the year. During fiscal 2003 the statutory tax rate for the Company was 38% and in fiscal 2002 such rate was 39%.

Net Losses from Continuing Operations and Net Losses. Consolidated loss from continuing operations for the twelve month period ending June 30, 2003 was $8.0 million, 627% more than the $1.1 million loss from continuing operations reported for the previous twelve month period.

Net Losses from Continuing Operations Per Share and Net Losses Per Share. As a result of the noted losses from operations, net losses from continuing operations per share for the twelve-month period ending June 30, 2003 increased by 314% to $2.11 per share from $0.51 per share for fiscal 2002.

The following discussion of the results of operations of the Company is a comparison of the Company's two fiscal years ended June 30, 2002 and 2001.

Revenue. The Company's consolidated revenues of $22.0 million for the year ending June 30, 2002 represented a 15% increase from $19.1 million reported during the same period in fiscal 2001. Revenue growth was driven by both a 15% increase in revenues to $21.6 million from $18.8 million during 2001 derived from the Company's Industrial & Offshore Division as well as a 33% increase in revenues to $0.4 million from $0.3 million during 2001 from the Company's Oil & Gas Division, which commenced February 1, 2001.

Gross Profit. Consolidated gross profit of $3.0 million for the fiscal period ending June 30, 2002 from $2.5 million in 2001 represented an increase of 20%. The increase was primarily due to increased gross profits from the Company's Industrial & Offshore Division, as the Company's consolidated gross margin as a percentage of sales has remained reasonably consistent at 13.5% in fiscal 2002 versus 13.2% for the previous year. During the year gross profits from the Industrial & Offshore Division increased to $3.2 million from $2.4 million during 2001, a 33% increase. This increase in gross profits was primarily due to increased revenues during 2002. Gross margins for the Company's Oil & Gas Division decreased to ($0.2) million from $0.2 million during 2001. This decrease was primarily due to increased depletion of the Company's reserves.

Administrative Expenses. Administrative expenses of $4.2 million for the twelve-month period ending June 30, 2002 were 62% higher than administrative expenses of $2.6 million the previous year. For the fiscal year 2002 the Company incurred a foreign exchange loss of $0.2 million, whereas in the fiscal year 2001 the Company had a foreign exchange gain of $0.2 million. For the fiscal year 2002 professional fees increased to $0.3 million. In addition during the fiscal year 2002 the Company wrote down its marketable securities by $0.1 million. The Company also had increases in its general and administrative expenditures.

Other Income. Included in other income in 2002 is a litigation settlement of $0.7 million related to a claim against a company with respect to an asset purchase agreement. Also included in 2002 is an overprovision for costs related to the Port aux Basques property settled for $0.2 million less than accrued. The balance of other income in 2002 relates mainly to credits received for workers compensation adjustments of prior years.

Loss from Continuing Operations before Income Taxes. Losses from Continuing Operations before Income Taxes decreased 77% by $1.7 million to $0.5 million during fiscal 2002 from $2.2 million the previous year. The majority of the decrease in losses was due to a non-cash write down of inactive capital assets of $1.5 million during the previous fiscal period. During 2002 the Company wrote down an additional $0.3 million.

Current and Future Income Taxes. During the fiscal period ending June 30, 2002 a net future income tax charge of $0.6 million was recognized compared to a net future income tax credit of $1.2 million which was realized during fiscal 2001. The tax credit during fiscal 2001 was primarily due to a valuation allowance credit of $1.1 million for expected future income from the Company's oil and gas properties. During fiscal 2002 the statutory tax rate for the Company was 39%, and during fiscal 2001 it was 43%.

Net Losses from Continuing Operations. Consolidated loss from continuing operations for the twelve month period ending June 30, 2002 was $1.1 million, 10% more than the $1.0 million loss from continuing operations reported for fiscal 2001.

Net Losses from Continuing Operations Per Share. As a result of the foregoing, net losses from continuing operations per share for fiscal year 2002 decreased 22% to $0.17 per share from $0.23 per share for fiscal 2001.

Discontinued Operations. Losses incurred from discontinued operations in fiscal 2001 were $2.7 million, which resulted from the Company's discontinued Power Division operations in that year. During 2002 the Company did not incur any losses from discontinued operations.

Net Losses and Net Losses Per Share. Net loss for the 2002 fiscal year was $1.1 million, as compared to a net loss of $3.6 million during fiscal year 2001, for a decrease of 69%. Net loss per share decreased 80% to $0.17 per share for the fiscal period ending June 30, 2002, from $0.85 per share for fiscal year 2001.

Goodwill. During the 2001 fiscal year the Company adopted new accounting policies for Goodwill as required under the recommendations of the new CICA Handbook Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangibles (See "Critical Accounting Policies" - above). The new accounting policy has not been adapted retroactively. The adjusted net loss and basic loss per share for the fiscal year ending June 30, 2001 if no amortization was recorded in those years is a net loss of $3.4 million as opposed to the recorded amount of $3.6 million in 2001 and a net loss per share of $(0.79) as opposed to a net loss per share of $(0.85) reported in the financial statements.

B.    LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as of June 30, 2003 were $6.7 million, compared to $5.6 million at the end of the previous fiscal year. During fiscal year 2003 the Company issued common shares for cash of $1.2 million (See Note 10 to the Company’s Consolidated Financial Statements included elsewhere in this Annual Report). The proceeds were primarily applied to the exploration and development of oil and gas properties and to the purchase of capital assets. During fiscal year 2003 the Company expended $0.4 million on the exploration and development of new oil and gas reserves and expended $0.4 million on the purchase of capital assets for the Industrial & Offshore Division. In addition in fiscal 2003 the Company repaid $0.3 million of shareholder loans with cash, and was advanced $0.1 million for net repayments of $0.2 million. The Company also utilized $0.6 million from its line of credit, which amount was used to fund the Industrial & Offshore Division’s operating activities.

Cash and cash equivalents at June 30, 2002 were $5.6 million, as compared to $1.2 million at the end of fiscal 2001. During the 2002 fiscal year the Company issued common shares for cash of $9.4 million (See Note 10 to the Company’s Consolidated Financial Statements included elsewhere in this Annual Report). These funds were primarily applied to the exploration and development of oil and gas properties. During fiscal year 2002 the Company expended $2.8 million on the exploration and development of new oil and gas reserves. In addition, in fiscal 2002 the Company repaid $0.4 million of shareholder loans for cash and utilized $0.6 million from its line of credit. Cash of $2.0 million was used to fund the Company's operating activities.

    The Company's primary sources of liquidity and capital resources historically have been cash flows from the operations of the Industrial & Offshore Division and Oil & Gas Division, the issuance of share capital and advances from shareholders. During fiscal 2000 and 2001 the Company recovered part of its investment in KEOPL. During fiscal 2004, it is expected that primary sources of liquidity and capital resources will be derived from the operations of the Industrial & Offshore Division, revenues from the Oil & Gas Division and further recovery in connection with an arbitration award (See "Critical Accounting Estimates – Valuation of the Company’s Investment in KEOPL" above, and Item 8A-7 "Litigation" below).

CIBC Facility

The Company's Industrial & Offshore Division, through M&M and MMO, maintains its own line of credit facility with a commercial bank. The credit facility, provided by Canadian Imperial Bank of Commerce ("CIBC") was initially entered into in December of 1994, and has been amended and renewed from time to time (the ("CIBC Facility"). The CIBC Facility currently allows M&M to borrow up to the lesser of (i)  $1.75 million, or (ii) 75% of receivables from government or large institutions/corporations and 60% of other receivables to finance working capital requirements on a revolving basis. The CIBC Facility is payable upon demand. As of June 30, 2003, the principal balance outstanding under the CIBC Facility was $1.9 million, as compared to  $1.5 million as of June 30, 2002. From time to time CIBC extends a greater amount than the credit facility allows.

Under the CIBC Facility, as security for repayment of loans to M&M, M&M granted to CIBC: (i) a first priority lien on receivables, inventory and specific equipment; (ii) a second priority lien on land, buildings and immovable equipment; and (iii) an assignment of insurance proceeds. As security for repayment of loans to MMO, MMO granted to CIBC a first priority lien on receivables, inventory and equipment. Under the CIBC Facility (a) M&M has guaranteed the obligations of MMO under the facility in an unlimited amount, and such guaranty is secured by the same collateral as for M&M’s direct obligations, and (b) MMO has guaranteed the obligations of M&M under the facility in an unlimited amount, and such guaranty is secured by the same collateral as for MMO’s direct obligations. The credit facility also requires M&M to comply with certain financial covenants, including current ratio, debt/equity ratio, and limits on capital expenditures, dividends and further encumbrances on collateral.

RoyNat Mortgage

As of June 30, 2003, M&M is indebted to RoyNat, Inc. ( "RoyNat" ) in the amount of $0.4 million (as compared to $0.5 million in 2002). As security for its obligations to RoyNat, M&M has granted a first priority lien on the land and building, and a secondary lien on all other assets of M&M, subject to the first priority lien in favor of CIBC. MMO has also guaranteed this mortgage.

Magna Credit Facility, Postponement and Guarantee

During 2002, Magna obtained a credit facility in the amount of $150,000, which was repayable on demand and bore interest at the bank's prime lending rate plus 2% per annum. As security for this facility, M&M postponed its claim for $50,000 owed to them by the joint venture until repayment of the credit facility to the bank and provided a guarantee of $75,000.

    During 2003, Magna negotiated a credit facility in the amount of $1,000,000, which is repayable on demand and bears interest at the bank's prime lending rate plus 1.50% per annum. Included in bank indebtedness is a bank demand loan of $93,000 (2002 $19,000). There were no additional postponements with respect to the new facility.

Multi-Party Indemnity

In March of 2002 the Company, M&M and MMO entered into an Indemnity and Security Agreement with Western Surety (the "Western Agreement"). Under the Western Agreement the surety agreed to issue up to an aggregate of $15,000,000 in bonds or undertakings on behalf of M&M and/or MMO (the "Principals"). Under the Western Agreement each of EnerNorth, M&M and MMO (the "Indemnitors") is jointly and severally liable to the surety for (i) any default in performance by either Principal, (ii) any and all losses incurred by the surety in connection with such default(s), and (iii) any loss or damage incurred by the surety arising from the issue of the bond(s). As security for its obligations, each of the Indemnitors granted a security interest to Western in granted a security interest to Western in any and all amounts due to them with respect to the bonded contracts, including payments due from the obligee under the bond, and any liens or insurance proceeds. The indemnity of each of the Indemnitors is unlimited in amount, and has no expiration date. Since their respective incorporations, neither M&M nor MMO has incurred any liability as either a principal or a guarantor with respect to a surety.

Liannu Indemnities

Liannu is a limited partnership formed under the laws of Newfoundland and Labrador ("Liannu") in which M&M holds a 49% limited partnership interest, and of which M&M is the sole general partner. In May of 2003 the Company, M&M and MMO entered into an Indemnity and Security Agreement with Western Surety (the "Liannu Agreement"). Under the Liannu Agreement the surety agreed to issue bonds or undertakings on behalf of Liannu. Under the Liannu Agreement each of EnerNorth, M&M and MMO is jointly and severally liable to the surety for (i) any default in performance by Liannu, (ii) any and all losses incurred by the surety in connection with such default(s), and (iii) any loss or damage incurred by the surety arising from the issue the bond(s). As security for its obligations, each of EnerNorth, M&M and MMO granted a security interest to Western in any and all amounts due to them with respect to the bonded contracts, including payments due from the obligee under the bond, and any liens or insurance proceeds. The indemnity of each of EnerNorth, M&M and MMO is unlimited in amount, and has no expiration date.

Outlook and Prospective Capital Requirements.

The Industrial & Offshore Division is currently completing a backlog of contracts, and M&M and MMO are bidding on new contracts for the third and fourth quarters. Further development of Atlantic Canada's offshore infrastructure could foster future growth for the Industrial & Offshore Division. In addition the Oil & Gas Division is adding positive cash flow to fund corporate operations and future development and growth. At present the Company intends to expand its oil and gas operations.

As part of the Company's oil and gas exploration and development program management of the Company anticipates significant expenditures to expand its existing portfolio of proved and probable oil and gas reserves. Amounts expended on future oil and gas exploration and development is dependent on the nature of future opportunities evaluated by the Company. These expenditures may be funded through cash held by the Company. Any expenditure which exceeds available cash may be funded by additional share capital or debt issued by the Company, or by other means.

It is anticipated that M&M will expend approximately  $0.5 million in capital expenditures for new and used manufacturing and office-related equipment over the next twelve months. Such equipment, which could be utilized to generate additional construction revenues, could be financed through capital leases with equipment manufacturers, credit arrangements with M&M's existing lenders, cash from the Company or other means. With respect to other potential expenditures of the Company, please see " Contingent liabilities and assets - Oakwell Claim" above.

The Company's long-term profitability will depend upon its ability to successfully implement its business plan.

In the past M&M has focused on manufacturing and fabricating process piping, production equipment, steel tanks and other metal products requiring specialized welding and fabrication abilities. Management believes that several opportunities are developing in the Atlantic provinces of Canada, which could enable M&M to maintain and increase the volume of its business. These opportunities include proposed offshore oil and gas projects for the White Rose Oilfield, the Sable Island Offshore Energy Project, and the development of the Voisey's Bay nickel mine. Management also anticipates that M&M will have recurring opportunities with respect to the upgrade and maintenance of existing area infrastructure, including the Hibernia and Terra Nova oil fields, mechanical fabrication and maintenance of production equipment for refineries, pulp and paper mills (including environmental equipment) and private sector power generation projects (primarily for mining and natural resources).

C.    RESEARCH AND DEVELOPMENT

Not applicable.

D.    TREND INFORMATION

Seasonality. The Company's Industrial & Offshore Division operates in a cyclical and seasonal industry. Fabrication industry activity levels are generally dependent on the level of capital spending in heavy industries such as mining, forestry, oil and gas and petrochemicals. In addition the Company is subject to seasonal levels of activity whereby business activities tend to be lower during the winter months. The level of industry profits, capacity-utilization in the industry and interest rates often affect capital spending in these industries. Success in fabrication will be dependent on the Industrial & Offshore Division's ability to secure and profitably perform fabrication contracts. Fixed price fabrication contracts contain the risk of bid error or significant cost escalation with regard to either labor or material costs, combined with a limited ability to recover such costs from the applicable client.

The Company's Oil & Gas Division is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company's oil and gas properties is the primary determinant for the volume of sales during the year.

E.        OFF-BALANCE SHEET ARRANGEMENTS

The Company has the following off balance sheet indemnities, postponements and guarantees as of June 30, 2003:

Multi-Party Indemnity

In March of 2002 the Company, M&M and MMO entered into an Indemnity and Security Agreement with Western Surety (the "Western Agreement"). Under the Western Agreement the surety agreed to issue up to an aggregate of $15,000,000 in bonds or undertakings on behalf of M&M and/or MMO (the "Principals"). Under the Western Agreement each of EnerNorth, M&M and MMO (the "Indemnitors") is jointly and severally liable to the surety for (i) any default in performance by either Principal, (ii) any and all losses incurred by the surety in connection with such default(s), and (iii) any loss or damage incurred by the surety arising from the issue of the bond(s). As security for its obligations, each of the Indemnitors granted a security interest to Western in granted a security interest to Western in any and all amounts due to them with respect to the bonded contracts, including payments due from the obligee under the bond, and any liens or insurance proceeds. The indemnity of each of the Indemnitors is unlimited in amount, and has no expiration date. Since their respective incorporations, neither M&M nor MMO has incurred any liability as either a principal or a guarantor with respect to a surety.

Liannu Indemnities

Liannu is a limited partnership formed under the laws of Newfoundland and Labrador ("Liannu") in which M&M holds a 49% limited partnership interest, and of which M&M is the sole general partner. In May of 2003 the Company, M&M and MMO entered into an Indemnity and Security Agreement with Western Surety (the "Liannu Agreement"). Under the Liannu Agreement the surety agreed to issue bonds or undertakings on behalf of Liannu. Under the Liannu Agreement each of EnerNorth, M&M and MMO is jointly and severally liable to the surety for (i) any default in performance by Liannu, (ii) any and all losses incurred by the surety in connection with such default(s), and (iii) any loss or damage incurred by the surety arising from the issue the bond(s). As security for its obligations, each of EnerNorth, M&M and MMO granted a security interest to Western in any and all amounts due to them with respect to the bonded contracts, including payments due from the obligee under the bond, and any liens or insurance proceeds. The indemnity of each of EnerNorth, M&M and MMO is unlimited in amount, and has no expiration date.

Magna Credit Facility, Postponement and Guarantee

During 2002, Magna obtained a credit facility in the amount of $150,000, which was repayable on demand and bore interest at the bank's prime lending rate plus 2% per annum. As security for this facility, M&M postponed its claim for $50,000 owed to them by the joint venture until repayment of the credit facility to the bank and provided a guarantee of $75,000.

F.    TABABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Not Applicable

G.    SAFE HARBOR

Not Applicable

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

The table on the next page sets forth the names of all directors and executive officers of the Company as of the date of this Annual Report, with each position and office held by them in the Company, and the period of service as a director or as an officer.

Name	BIRTHDATE	Position with the Company and/or its Subsidiaries	Date First Elected as Director or APPOINTED Officer of the Company

James C. Cassina	9/26/56
Chairman of the Board of Directors effective July 1, 2002. President and Chief Executive Officer of EnerNorth from July 22, 1998 to June 30, 2002; Director of EnerNorth since 1996; Chairman of the Board of Directors of EPS Karnataka effective December 31, 2002, President of EPS Karnataka from September 30, 1998 to December 31, 2002 and Director of EPS Karnataka since September 30, 1998; Director of EIPCL since October, 1999. Director of M&M and MMO beginning June 20, 2002.

September 1996
Sandra J. Hall	5/12/64
President of EnerNorth beginning July 1, 2002. Director of EnerNorth since 1997; Secretary of EnerNorth beginning July 22, 1998; Vice President of Corporate Affairs from October 29, 1999 to June 30, 2002; President of EPS Karnataka effective December 31, 2002, Director and Secretary-Treasurer of EPS Karnataka since September 30, 1998. Director of M&M and MMO beginning June 20, 2002.

December 1997
Scott T. Hargreaves	6/10/67	Chief Financial Officer of EnerNorth beginning February 15, 1999.	February 1999
John H. Brake	5/4/41
Chairman, Chief Executive Office of M&M and MMO effective December 1, 2002 and Director of M&M and MMO; President of M&M and MMO from 1973 to December 1, 2002; and Director and President of EnerNorth until July 22, 1998.

April 1996
Tom A. Warren	6/04/41	Controller, Director and Secretary of M&M and MMO; Previously Director and Secretary of EnerNorth until July 22, 1998.	April 1996
David R. Myers	1/14/51	President and Director of M&M and MMO effective December 1, 2002; Vice President of M&M and MMO from April 1996 to December 1, 2002; Director of EnerNorth until July 22, 1998.	April 1996
Ramesh K. Naroola	4/3/40	Director of EnerNorth since October 1, 1999; Director of EPS Karnataka since October 29, 1999.	October 1999
Ian S. Davey Milton Klyman	1/4/58 9/1/25	Director of EnerNorth since December 1997. Director of EnerNorth from December 1997 to September 2000, and again from April 2001 to the date of this Annual Report.	December 1997 December 1997

Geoff C. Wells	4/25/67	Vice-President of M&M effective December 1, 2002.	December 1, 2002
Terry R. King	9/19/69	Vice-President of MMO effective December 1, 2002.	December 1, 2002

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

Mr. James C. Cassina was appointed Chairman of the Company on July 1, 2002 and served as the President and Chief Executive Officer of the Company from July 1998 to June 30, 2002 and has been a Director of the Company since September 1996. On June 20, 2002, Mr. Cassina was appointed a Director of M&M and MMO. On December 31, 2002, Mr. Cassina resigned as President of EPS Karnataka and was appointed Chairman of the Board of Directors. Mr. Cassina has been a Director of EPS Karnataka since September 1999. Prior thereto, Mr. Cassina was a self-employed business consultant. During the past five years, Mr. Cassina has also served as President and principal of Core Financial Enterprises Inc., a private investment company. Mr. Cassina is the principal and a director of Core Capital Markets Limited, a private investment company. Mr. Cassina has been a director of EIPCL since October 1999. Mr. Cassina is an officer, director and principal of 1118836 Ontario Inc. Mr. Cassina is an officer, director and principal shareholder in Bonanza Blue Corp.

Ms. Sandra J. Hall was appointed President of the Company on July 1, 2002, and has been a Director of the Company since December 1997 and Secretary of the Company since July 1998. From October 29, 1999 to June 30, 2002, Ms. Hall was the Company's Vice President of Corporate Affairs. On June 20, 2002, Ms. Hall was appointed a Director of M&M and MMO. On December 31, 2002 Ms. Hall was appointed President of EPS Karnataka. Ms. Hall is also Secretary-Treasurer and Director of EPS Karnataka since September 1999. From September 1996 to April 2000 Ms. Hall served as comptroller of API Electronics Group Inc. From 1982 until September 1996, Ms. Hall was an accountant for Duguay & Ringler Corporate Services. Ms. Hall is an officer and a director of Eugenic Corp. and 1407271 Ontario Ltd.

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

Mr. Ramesh K. Naroola has been a director of the Company since October 1999. Mr. Naroola is a self-employed consultant in banking and labor law. He was an Advisor to BHPE Kinhill Joint Venture on the Steel Authority of India Limited Environment Project, National Mineral Development Corporation Project and the Indian Railway Safety Training Project, Mechanism of ADB Funded Coal Handling Project Paradip Port awarded to BHPE-KINHILL, 375 Km World Bank Funded Tamil Nadu Highway Project, and 'Andhra Pradesh Urban Water Supply and Sanitation Sector Strategy Study' Project. Mr. Naroola was a business advisor to Kinhill Engineers-Australia and BHP Group-Australia. Until March 23, 1999 Mr. Naroola has served on the Board of Directors of BHP Steel India Private Ltd., BHP Minerals India Private Ltd., BHP Petroleum India Pvt. Ltd., BHPE Kinhill India Private Ltd., and Kakinada Energy Ltd. Mr. Naroola has been an Advocate of the Supreme Court of India, and is a Certified Life Associate of the Indian Institute of Bankers and a Life Member of the Labor Law Society and Indian Council of Arbitration and Indian Law Institute. Mr. Naroola is an alternate director of EIPC, and a director of EPS Karnataka, Asia Soft India Private Limited and IFOFI.com Infotech India Private Limited.

Mr. Milton Klyman was a director of the Company from December 1997 to September 2000. Mr. Klyman was re-appointed a director of the Company April 2001. Mr. Klyman is a self-employed financial consultant and has been a Chartered Accountant since 1952. Mr. Klyman is a Life Member of the Canadian Institute of Chartered Accountants. Mr. Klyman serves as a director on the boards of various public companies including Harte Resources Corporation, and OSE Corp.

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

B.   COMPENSATION

The Ontario Securities Act requires that the Company disclose information about the compensation paid to, or earned by, the Company's Chief Executive Officer and each of the other four most highly compensated executive officers of the Company earning more than $100,000 in total salary and bonus for the fiscal year ended June 30, 2003. The only executive officers of the Company for whom disclosure is required are Messrs. Cassina, Brake, Hargreaves and Myers and Ms. Hall. The aggregate amount of compensation (including salaries, bonuses and the net amount realized on the exercise of stock options) paid and accrued by the Company during the fiscal year ended June 30, 2003 to all directors, senior management and administrative or supervisory personnel of the Company as a group was CDN $1,353,029.

Consulting Arrangements

The Company and Mr. R.K. Naroola, a director of the Company entered into a nine-month consulting arrangement effective the 1 st day of September 2003, under which Mr. Naroola receives a monthly consulting fee of US $5,000 for services rendered to the Company.

Compensation of Specified Executive Officers

The table on the next page presents, in accordance with the applicable regulations under the Securities Act (Ontario) (the "Regulations" ) all annual and long-term compensation for services rendered in any capacity to the Company or its subsidiaries for the annual periods ended June 30, 2003, 2002 and 2001 (to the extent required by the Regulations). The Regulations require disclosure for individuals who served as the Chief Executive Officer of the Company or were among the most highly compensated executive officers (in terms of salary and bonus) of the Company, provided that each such person's annual salary and bonus exceeded CDN $100,000.

The Company has five such individuals (including the Chief Executive Officer of the Company) and their compensation stated in Canadian dollars is listed below.

	Fiscal	Annual Compensation (CDN$)		Registered Retirement Plan Employer Contribution	Securities under Options HELD / SECURITIES UNDER OPTION	Net Value Realized on Exercise of Stock Options	All Other Compensation
Name	Year	Salary	Bonus	(CDN$)	(1)(3)	(CDN$)	(CDN$)

James C. Cassina (4)	2003 2002 2001	$90,000 $100,000 $100,000	None None None	None None None	Nil 120,000/150,000 65,000/65,000	Nil $395,782 Nil	$11,197 $17,342 $7,736

Sandra J. Hall (2)	2003 2002 2001	$100,000 $48,000 $12,000	None None None	None None None	Nil 81,500/100,000 65,000/65,000	Nil $340,684 Nil	$9,888 $8,241 None

Scott T. Hargreaves	2003 2002 2001	$100,000 $100,000 $100,000	None None None	None None None	Nil 25,000 / 25,000 10,000/10,000	Nil $37,821 Nil	$1,312 $1,322 $1,326

John H. Brake	2003 2002 2001	$120,180 $119,676 $122,863	None None $5,000	$9,732 $9,575 $9,418	Nil 10,000/10,000 10,000/10,000	Nil $55,344 Nil	$8,014 $7,936 $10,788

David R. Myers	2003 2002 2001	$125,570 $131,957 $120,951	None None $20,000	$10,570 $10,324 $10,202	Nil 10,000/10,000 0	Nil Nil Nil	$7,574 $10,103 $10,054

______ ______________

(1)	All options for Common Stock were granted pursuant to the 1996 Stock Option Plan amended December 2002.
(2)	Effective July 1, 2002 the Board of Directors passed a resolution setting Ms. Hall's annual salary as President at CDN $100,000.
(3)
During the fiscal year 2003, the Company cancelled 40,000 options granted to Mr. Cassina; 27,167 options granted to Ms. Hall; 6,667 options granted to Mr. Naroola; 1,667 options granted to Mr. Klyman; 833 options granted to Mr. Davey; 8,333 options granted to Mr. Hargreaves; 3,333 options granted to Mr. Brake and 3,333 options granted to Mr. Myers, all exercisable at $18.90. During the fiscal year 2001, the Company cancelled 15,625 options granted to Mr. Cassina exercisable at $14.00; 12,500 options granted to Mr. Brake exercisable at $20.00; 2,500 and 3,125 options granted to Mr. Hargreaves exercisable at $12.00 and $20.00; and 3,750 options granted to Ms. Hall exercisable at $20.00. 2,500 options granted to Ms. Hall expired February 15, 2001 exercisable at $12.00.

(4)	During the fiscal year 2003, the Company accrued a consulting fee to Core Capital Markets Limited of which Mr. Cassina is a controlling shareholder and director.
(5)	Includes amounts for car allowance, professional dues and memberships.

Compensation to Directors

There was no monetary compensation paid by the Company to directors during the fiscal year ended June 30, 2003 for their services in their capacity as directors.

Long-Term Incentive Plan Awards

The Company did not have a long-term incentive plan during the fiscal year ended June 30, 2003.

Share Options Granted

During the fiscal year ended June 30, 2003 no stock options were granted to executive officers or directors.

Share Options Exercised

During the fiscal year ended June 30, 2003, no executive officers or directors exercised options for Common Stock of the Company.

1996 Stock Option Plan

The Company's Stock Option Plan (the "Stock Plan" ) was adopted by the Board of Directors on March 25, 1996, and approved by a majority of the Company's shareholders voting at the Annual General Meeting on April 30, 1996. The Stock Plan was adopted to provide incentives for the directors, officers, employees, consultants and other persons who provide ongoing services to the Company and its subsidiaries, and to conform the plan to revised policies of the Toronto Stock Exchange and Ontario Securities Commission.

The Board of Directors may at their discretion provide that options granted under the Stock Plan are subject to earlier termination upon the optionee's termination of employment, retirement, death, permanent disability, or commencement of bankruptcy. The maximum number of shares of Common Stock which could be set aside for issuance under the Stock Plan was initially 281,250 common shares, however, the Board has the right, from time to time, to increase such number subject to the approval of the shareholders of the Company. On December 28, 2001, a majority of the Company’s shareholders approved an increase in the number of common shares eligible for issuance pursuant to the Stock Plan to a maximum of 800,000. On December 30, 2002, a majority of the Company’s shareholders approved an increase in the number of common shares eligible for issuance pursuant to the grant of options to an amount equal to 20% of the Company’s issued and outstanding shares from time to time (or a total of 811,802 shares as of the date of this report). As of the date of this Annual Report none of such options has been issued. The maximum number of shares of Common Stock which may be reserved for issuance to any one person under the Stock Plan is 5% of the Company's Common Shares outstanding at the time of the grant (calculated on a non-diluted basis), less the number of shares reserved for issuance to such person under any option to purchase Common Shares granted as a compensation or incentive.

Any shares subject to an option which for any reason is cancelled or terminated prior to exercise is available for a subsequent grant under the Stock Plan. Options granted under the Stock Plan may be exercisable for a period of up to five years. The options are non-transferable. The Stock Plan contains provisions to adjust the number of shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change in the Common Stock, a merger or any other relevant change in the Company's capitalization. The Board of Directors may from time to time amend or revise the terms of the Stock Plan, or terminate the Stock Plan at any time.

Registered Retirement Savings Plan

M&M maintains a registered retirement savings plan (the "RSP" ) for executive management. The RSP is registered under the provisions of Section 146 et seq. of the Income Tax Act of Canada and the regulations thereunder. Under the terms of the RSP, if an employee elects to participate in the RSP he must contribute 5% of his or her base salary, and the employer must contribute an equal amount. The employee does not pay income taxes on either the employee's or the employer's contributions, although the employer may deduct its contributions as a business expense. The RSP is administered by Manulife Financial on behalf of M&M. Total employer contributions for M&M's fiscal years ended June 30, 2003, 2002 and 2001 were CDN $32,355, CDN $31,923 and CDN $31,920, respectively.

Registered Retirement Plan

M&M maintains a registered retirement plan (the "RRP" ) for staff and union employees that is registered under the provisions of Section 146 et seq. of the Income Tax Act of Canada and the regulations thereunder. Under the terms of the RRP, if an employee elects to participate, he or she must contribute 2.5% of his or her base salary and the employer must contribute 1% of such salary amount. The employee does not pay income taxes on either the employee's or the employer's contributions, although the employer may deduct its contributions as a business expense. The RRP is administered by the Desjardins Financial Security (formerly: Laurentian Imperial Company) on behalf of M&M. Total employer contributions for M&M's fiscal years ended June 30, 2003, 2002 and 2001 were CDN $16,918, CDN $13,580 and CDN $10,935, respectively.

Group Insurance Plan

The Company through M&M carries group insurance plans and the aggregate premium paid on behalf of the employees during the fiscal years ended June 30, 2003, 2002 and 2001 was CDN $65,735, CDN $57,206 and CDN $62,401, respectively.

Employment Contracts

The Company has an employment contract with its Chief Financial Officer, Mr. Scott Hargreaves. Entered into in February 1999, the agreement provides for annual compensation of CDN $100,000 and potential bonuses and stock option grants based on the recommendations of senior management and the compensation committee (in accordance with the Company's grants to other officers and the Company's performance). The agreement is renewable annually upon the agreement of both parties.

C.    BOARD PRACTICES

The current terms of each of the Company's directors began on December 30, 2002 and will expire on the date of the Company's 2003 annual and special meeting of shareholders to be held on December 30, 2003. There was no compensation paid by the Company to the directors during the fiscal year ended June 30, 2003 for their services in their capacity as directors. During the fiscal year ending June 30, 2003 the Company did not grant options to acquire Common Shares to any director or officer.

There are no contracts with the Company or any of its subsidiaries providing for benefits upon termination of an employee or a director.

Committees of the Board

As of June 30, 2003, the Board of Directors consists of five directors, three of which are "independent directors" in that they are "independent from management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding". The independent directors are Messrs. Davey, Klyman and Naroola. It is the Company's practice to attempt to maintain a diversity of professional and personal experience among its directors.

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

Members of the Audit Committee

The mandate of the Audit Committee is formalized in a written charter. The members of the audit committee of the Board are Messrs. Naroola, Davey and Klyman (Chairman). Based on his professional certification and experience, the Board has designated Mr. Klyman as a "financial expert". The audit committee's primary duties and responsibilities are to serve as an independent and objective party to monitor the Company's financial reporting process and control systems, review and appraise the audit activities of the Company's independent auditors, financial and senior management, and to review the lines of communication among the independent auditors, financial and senior management, and the Board of Directors for financial reporting and control matters. (See "Item 16A - Audit Committee Financial Expert" below ).

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

D.    EMPLOYEES

The following table sets forth the number of employees of the Company in management, supervisors and administrative positions as at June 30, 2003, 2002 and 2001.

ss	2003	2002	2001

Executive Office
Management	2	3	3
M&M Engineering/M&M Offshore
Management	6	5	5
Supervisors	3	3	3
Administrative/Support	12	12	12
TOTAL	21	23	23

As of June 30, 2003 the Company had 80 employees, of which 2 were employed in the Company's executive office in Toronto, Ontario, Canada, and 78 were employed by M&M or MMO in Newfoundland and Labrador.

E.    SHARE OWNERSHIP
The following table sets forth as of October 31, 2003 certain information with respect to the amount and nature of beneficial ownership of the Common Stock held by (i) each person who is a director or is or was a member of senior management of the Company during the fiscal year; and (ii) all directors and such members of senior management of the Company, as a group.
Name of Owner	Identity	Amount and Nature of Beneficial Ownership of Common Stock	Percentage (1)

James C. Cassina	Chairman and Director, of EnerNorth Industries Inc., Director of M&M and MMO	91,164 (2)	2.24%
Sandra J. Hall	President, Director, and Secretary of EnerNorth Industries Inc., Director of M&M & MMO	Nil	*
Scott T. Hargreaves	Chief Financial Officer of EnerNorth Industries Inc.	Nil	*
John H. Brake	Chairman and Chief Executive Officer and Director of M&M & MMO	Nil	*
Tom A. Warren	Director and Secretary of M&M & MMO	Nil	*
Ian S. Davey	Director, EnerNorth Industries Inc.	Nil	*
Ramesh K. Naroola	Director, EnerNorth Industries Inc.	Nil	*
Milton Klyman	Director, EnerNorth Industries Inc.	Nil	*
David R. Myers	President and Director of M&M and MMO	Nil	*
Geoff C. Wells	Vice President of M&M	Nil	*
Terry R. King	Vice President of MMO	Nil	*

All directors and members of senior management as a group (11 persons)		91,164	2.24%
____________________

*	Less than 1%.
1.
Unless otherwise indicated, the persons named have sole ownership, voting and investment power with respect to their stock, subject to applicable laws relative to rights of spouses. Percentage ownership is based on 4,059,009 shares of Common Stock outstanding on the transfer records of the Company as of October 31, 2003.

2.
Includes 60,417 shares of Common Stock owned by Core Financial Enterprises Inc., a private Ontario company, of which Mr. Cassina is the President, sole director and a controlling shareholder. Mr. Cassina directly owns 30,747 shares of Common Stock

As of the date of this Annual Report, to the knowledge of management of the Company, there are no arrangements which could at a subsequent date result in a change in control of the Company. As of such date, and except as disclosed in this Annual Report, the management of the Company has no knowledge that the Company is owned or controlled directly or indirectly by another corporation or any foreign government.

Warrants Issued and Outstanding

The following table sets forth outstanding warrants (on a consolidated basis) for Common Shares of the Company as of October 31, 2003.

Date of Issuance	Warrant Holder	Number of Shares of Common Stock Purchasable by Exercise of Warrants	Exercise Price (US)	Expiry Date

December 31, 2002 December 31, 2002 December 31, 2002 December 31, 2002	Private Investment Company Ltd. Turf Holdings Inc. Ming Capital Enterprises Ltd. Thomas Christen	133,333 133,333 133,333 133,333	US $1.80 US $1.80 US $1.80 US $1.80	December 31, 2004 December 31, 2004 December 31, 2004 December 31, 2004

	Total Warrants Outstanding	533,332

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

As of October 31, 2003 there are no shareholders known to the Company to be beneficial owners of over 5% of the Company's common shares.
The following table discloses the geographic distribution of the majority of the holders of record of the Company's common stock as of October 31, 2003.

Country	Number of Shareholders	Number of Shares	Percentage of Shareholders	Percentage of Shares
Canada	3,299	2,939,119	94.10%	72.41%
USA	196	577,894	5.59%	14.24%
All Other	11	541,996	0.31%	13.35%
Total	3,506	4,059,009	100%	100%

B.     RELATED PARTY TRANSACTIONS

During the last three fiscal years ended June 30, 2003, and through the date of this Annual Report, the Company has entered into certain transactions with its directors, executive officers, or subsidiaries and their respective affiliates.

Transactions With Officers, Directors and Affiliates

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

Mr. Klyman was a director of the Company from December 29, 1997 to September 12, 2000 at which time he did not stand for election. Mr. Klyman has been a director of OSE from April 1, 1994 to the date of this Annual Report. During the Purchase and Sale of the Kaybob/Bigstone/Ontario Properties in March 2001 Mr. Klyman was a director of OSE but not a director of the Company. The purchase and sale was negotiated at arms length and the purchase price was determined pursuant to third party evaluation

In February 2001 the Company and Rally Energy Corp., ("Rally") entered into a Purchase and Sale Agreement whereby the Company acquired Rally's interest in the Sibbald Property in Alberta and additional minor interests held by Rally in properties in Ontario. Ms. Hall, a Director, Secretary and Vice President Corporate Affairs of the Company, was of the time the Purchase and Sale Agreement was entered into also a director and officer of Rally. At that time, Ms. Hall did not hold or control greater than 5% of the issued and outstanding shares of the Company or of Rally. However, Ms. Hall disclosed her respective board positions to each board and abstained from voting on the resolutions for both the Company and Rally. Ms. Hall subsequently resigned as a director and officer of Rally on June 28, 2001.

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

Mr. Naroola, a director of the Company is also an alternate director for Mr. Cassina on the board of EIPCL. Mr. Naroola owns a 1.5% interest in EIPCL.

On September 1, 2003, the Company and Mr. Naroola, a director of the Company entered into a nine-month consulting arrangement under which Mr. Naroola receives a monthly consulting fee of US $5,000 for services rendered to the Company.

Effective June 30, 2003, the Company awarded CDN $90,000 as compensation for services rendered during the year on behalf of the Company to Core Capital Markets Limited ("Core"), of which Mr. Cassina is a director and a controlling shareholder. At June 30, 2003 the Company was indebted CDN $402,419 to Core for unpaid fees and expenditures primarily relating to the years 1997, 1998 and 1999. On August 20, 2003 the Company reached an agreement with Core, providing for the payment of CDN $90,000 on or before September 30, 2003 and four equal payments payable on August 31, 2003, September 30, 2003, October 31, 2003 and November 30, 2003.

During the fiscal years ending June 30, 2003, 2002 and 2001 the largest aggregate amount of outstanding loans to officers of M&M and MMO was CDN $8,323, CDN $13,054 and CDN $10,687, respectively. As of October 31, 2003 CDN $7,416.51 of such loans remained outstanding.

Inter-Company Capital and Other Transactions

Effective December 31, 2001 the Company transferred its ownership of the two properties located in Port aux Basques, Newfoundland and Labrador to 10915 Newfoundland Limited and 11123 Newfoundland Limited, two 100% owned subsidiaries of the Company. The Transfer Shed was sold to 10915 Newfoundland Limited at its book value of CDN $220,000 and the Fabrication Building was sold to 11123 Newfoundland at its book value of CDN $1.00. Effective December 31, 2001 the Company subscribed for 220 preference shares in M&M for total consideration of CDN $220,000. The Preference Shares were issued to the Company in exchange for all the issued and outstanding shares of 10915 Newfoundland Limited. Effective December 31, 2001 the Company sold all the issued and outstanding shares in 11123 Newfoundland Limited to M&M for total consideration of CDN $1.

In the fiscal years ending June 30, 2001, 2002 and 2003 the Company charged a management fee to M&M. The management fee totaled $300,000 during fiscal 2001, $365,000 during fiscal 2002 and $430,000 during fiscal 2003. On June 30, 2002 the Company subscribed for an additional 272 preference shares in M&M in settlement of the Company’s then outstanding accounts receivable from M&M in the amount of $272,000. On June 30, 2003 the Company subscribed for an additional $430,000 preference shares in M&M in settlement of the Company’s then outstanding accounts receivable from M&M in the amount of $430,000. On December 31, 2001 the Company subscribed for preference Shares in M&M for total cash consideration of $280,000.

In September of 2002 the Company advanced a non-interest bearing demand loan in the amount of CDN $500,000 to M&M. The demand loan was repaid in full in November 2002.

Inter-Company Guaranties and Indemnities

CIBC Facility

The Company's Industrial & Offshore Division, through M&M and MMO, maintains its own line of credit facility with a commercial bank. The credit facility, provided by Canadian Imperial Bank of Commerce ("CIBC") was initially entered into in December of 1994, and has been amended and renewed from time to time (the ("CIBC Facility"). As of June 30, 2003, the principal balance outstanding under the CIBC Facility was $1.9 million, as compared to  $1.5 million as of June 30, 2002. From time to time CIBC extends a greater amount than the credit facility allows.

Under the CIBC Facility, as security for repayment of loans to M&M, M&M granted to CIBC: (i) a first priority lien on receivables, inventory and specific equipment; (ii) a second priority lien on land, buildings and immovable equipment; and (iii) an assignment of insurance proceeds. As security for repayment of loans to MMO, MMO granted to CIBC a first priority lien on receivables, inventory and equipment. Under the CIBC Facility (a) M&M has guaranteed the obligations of MMO under the facility in an unlimited amount, and such guaranty is secured by the same collateral as for M&M’s direct obligations, and (b) MMO has guaranteed the obligations of M&M under the facility in an unlimited amount, and such guaranty is secured by the same collateral as for MMO’s direct obligations. The credit facility also requires M&M to comply with certain financial covenants, including current ratio, debt/equity ratio, and limits on capital expenditures, dividends and further encumbrances on collateral.

RoyNat Mortgage

As of June 30, 2003, M&M is indebted to RoyNat, Inc. ( "RoyNat" ) in the amount of $0.4 million (as compared to $0.5 million in 2002). As security for its obligations to RoyNat, M&M has granted a first priority lien on the land and building, and a secondary lien on all other assets of M&M, subject to the first priority lien in favor of CIBC. MMO has also guaranteed this mortgage.

Magna Credit Facility, Postponement and Guarantee

During 2002, Magna obtained a credit facility in the amount of $150,000, which was repayable on demand and bore interest at the bank's prime lending rate plus 2% per annum. As security for this facility, M&M postponed its claim for $50,000 owed to them by the joint venture until repayment of the credit facility to the bank and provided a guarantee of $75,000.

   During 2003, Magna negotiated a credit facility in the amount of $1,000,000, which is repayable on demand and bears interest at the bank's prime lending rate plus 1.50% per annum. Included in bank indebtedness is a bank demand loan of $93,000 (2002 $19,000). There were no additional postponements with respect to the new facility.

Multi-Party Indemnity

In March of 2002 the Company, M&M and MMO entered into an Indemnity and Security Agreement with Western Surety (the "Western Agreement"). Under the Western Agreement the surety agreed to issue up to an aggregate of $15,000,000 in bonds or undertakings on behalf of M&M and/or MMO (the "Principals"). Under the Western Agreement each of EnerNorth, M&M and MMO (the "Indemnitors") is jointly and severally liable to the surety for (i) any default in performance by either Principal, (ii) any and all losses incurred by the surety in connection with such default(s), and (iii) any loss or damage incurred by the surety arising from the issue of the bond(s). As security for its obligations, each of the Indemnitors granted a security interest to Western in granted a security interest to Western in any and all amounts due to them with respect to the bonded contracts, including payments due from the obligee under the bond, and any liens or insurance proceeds. The indemnity of each of the Indemnitors is unlimited in amount, and has no expiration date. Since their respective incorporations, neither M&M nor MMO has incurred any liability as either a principal or a guarantor with respect to a surety.

Liannu Indemnities

Liannu is a limited partnership formed under the laws of Newfoundland and Labrador ("Liannu") in which M&M holds a 49% limited partnership interest, and of which M&M is the sole general partner. In May of 2003 the Company, M&M and MMO entered into an Indemnity and Security Agreement with Western Surety (the "Liannu Agreement"). Under the Liannu Agreement the surety agreed to issue bonds or undertakings on behalf of Liannu. Under the Liannu Agreement each of EnerNorth, M&M and MMO is jointly and severally liable to the surety for (i) any default in performance by Liannu, (ii) any and all losses incurred by the surety in connection with such default(s), and (iii) any loss or damage incurred by the surety arising from the issue the bond(s). As security for its obligations, each of EnerNorth, M&M and MMO granted a security interest to Western in any and all amounts due to them with respect to the bonded contracts, including payments due from the obligee under the bond, and any liens or insurance proceeds. The indemnity of each of EnerNorth, M&M and MMO is unlimited in amount, and has no expiration date.

C.    INTERESTS OF EXPERTS AND COUNSEL

Not Applicable. This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 8.    FINANCIAL INFORMATION

As this Form 20-F is being filed as an Annual Report under the Exchange Act, only items 8A-2, 8A-7 and 8A-8 are applicable.

A- 2    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Information regarding the Company may be found in the Company's Consolidated Financial Statements for the fiscal years ended June 30, 2001, 2002 and 2003 and the notes thereto included in the Exhibits in this Annual Report, and under "Item 5 – Management's Discussion and Analysis of Financial Condition and Results of Operations " above.

A-7    LITIGATION

As of the date of this Annual Report, the Company has pending litigation, actions or proceedings as described below, each of which could have a material effect on the Company's financial condition or profitability. The Company expresses no opinion about the final outcome of the litigation and or arbitration proceedings described below. (See " Item 5 – Operating and Financial Review and Prospects – Critical Accounting Estimates" above).

Oakwell Litigation

In August, 2002 the Company was named as a defendant in a legal proceeding in the High Court of Singapore, Oakwell Engineering Limited vs. Energy Power Systems Limited, Suit No. 997 of 2002/V (the "Proceeding"). On October 16, 2003, the Company received a decision from the court with respect to a 13-day trial held from May 5, 2003 to May 22, 2003. In his decision, the judge awarded Oakwell US $1.6 million with respect to Oakwell's claim against the Company for the sum of US $2.79 million, and awarded Oakwell US $2.56 million representing the judge’s valuation of a 6.25% interest in the actual cash available for foreign repatriation from a proposed power project in Andhra Pradesh, India, in each of the first five years after the commercial operation date of the project, for a total award of US $4.16 million (approximately CDN $5.4 million) plus certain legal costs, the extent of which is not yet known (collectively, the "Judgment"). Management of the Company believes both the judge’s reasoning and his factual findings, as reflected in the Judgment are in error. On November 13, 2003, the Company filed a Notice of Appeal of the Judgment in the Court of Appeal of the Republic of Singapore (Civil Appeal No. 129 of 2003/Y).

VBC Arbitration Award

The Company owns 11,348,200 common shares, par value INR 10 each (the "KEOPL Shares"), in Konaseema EPS Oakwell Power Limited, a company incorporated in India ("KEOPL"), which is developing a power project in Andhra Pradesh, India (the "KEOPL Project"). Pursuant to an agreement dated August 10, 2000 between the Company, VBC Ferro Alloys Ltd, an Indian corporation ("VBC"), and KEOPL, VBC is obligated to purchase the KEOPL Shares held by the Company for INR 113,482,000 (approximately CDN. $3.5 million) on or before June 30, 2002 if the Company offers its KEOPL Shares to VBC prior to June 30, 2002. The Company offered and tendered the KEOPL Shares to VBC on or about May 3, 2002, for purchase on or before June 30, 2002.

On July 1, 2002, VBC raised a dispute with the Company regarding the purchase and sale of the KEOPL Shares. Thereafter the Company commenced arbitration proceedings to effect the sale of the KEOPL Shares to VBC. Pursuant to an Arbitration Agreement between the parties, and an Arbitration Award passed and dated October 11, 2003 (the "Award"), VBC agreed to transfer an additional 500,000 equity shares held by it in KEOPL, par value of INR 10 each, aggregating to INR 5 million (approximately CDN $150,000) to the Company, as special consideration arising out of an increase in the equity of KEOPL.

Pursuant to the Award, VBC is required to buy the 11,348,200 shares in KEOPL held by the Company for consideration of INR 113,482,000 (approximately CDN $3.3 million) on or before the earlier of: (i) 60 days after the first disbursal of funds on Financial Closure of the KEOPL Project and (ii) March 31, 2004. The Company may, upon written notice to VBC, require that VBC purchase, and VBC is required to buy, the additional 500,000 equity shares of KEOPL at a par value of INR 5 million (approximately CDN $150,000) on or before the same dates mentioned above. If VBC does not buy back and pay for the noted shares on or before March 31, 2004, VBC is obligated to pay interest at 12% per annum on such unpaid funds.

Proceedings Relating to the Karnataka Project

On April 22, 1999, the Karnataka Power Transmission Corporation Limited (formerly the Karnataka Electricity Board) of the State of Karnataka, India ("KPTCL") executed a power purchase agreement with EIPCL, a limited liability company incorporated in India. The Company holds a 64% interest in the equity of EIPCL. Effective May 10, 2001 the project was given the approval by the State Government to be converted to a coal fueled land based power project. The power purchase agreement has yet to be amended and there are deficiencies in the State Government's performance, including among other requirements, the provision of payment guarantees for the Karnataka project. Pursuant to Clause 14.1 (a) of the power purchase agreement, EIPCL served upon KPTCL and the Government of Karnataka ("GOK") a Notice of Arbitration on September 24, 2002 and under Clause 14.1 (b) of the power purchase agreement served a Second Notice of Arbitration on November 7, 2002. On December 10, 2002, EIPCL served a formal communication calling upon KPTCL and GOK to appoint a technical and or financial expert to resolve the outstanding issues in accordance with Clause 14.2 of the power purchase agreement. The Company also filed Notice U/S 80 of the Civil Procedure Code, 1908 against GOK and KPTCL for losses and damages due to delay in implementation of the Karnataka project. On August 11, 2003, EIPCL filed a Statement of Claim against KPTCL for repudiatory breach of the power purchase agreement and claimed damages in the amount of US $3,835,232 plus costs and interest. On October 7, 2003 KPTCL filed a Statement of Objections to reject EIPCL’s claims with costs stating that EIPCL failed to put up the BMPP and claims the sum of Indian Rs. 25 crores (approximately US $5 million) plus interest.

Other Litigation or Proceedings

During fiscal 2002, the Company resolved litigation against BFC Construction Corporation relating to a claim against them with respect to an asset purchase agreement. The Company was paid CDN $650,000 and the litigation was dismissed.

On April 12, 2002, the Company filed a statement of claim Suit # 0201-06165, in the Queens Court of Alberta, Judicial District of Calgary, against one of its joint venture property partners seeking payment of outstanding operating costs in the amount of CDN $61,057 plus compounded interest at the Company’s chartered bank prime interest rate plus 2% and costs.

On November 12, 2002, M&M claimed a Mechanics' Lien upon the lands and estate of Corner Brook Pulp and Paper Limited of Newfoundland and Labrador (the "Corner Brook") in the amount of CDN $3,012,076. At the request of Sandwell-HMI g.p. of Montreal, Quebec, M&M provided labor and materials in relation to the modification of a power boiler located at the Corner Brook Pulp and Paper Mill. The claim was settled by payment to M&M of CDN $1,679,513 and the Mechanics Lien was discharged.

A statement of claim has been filed in the Supreme Court of Newfoundland, Trial Division, Suit # 1998 St. J. No. 3233 against the Company by a former financial adviser alleging breach of contract. The plaintiff has claimed for special damages in the amount of approximately $240,000 (US $184,197) and a success fee equal to 1% of the gross debt/equity financing of the Andhra Pradesh project less up to 20% of any corporate contributions to the project by the Company or its affiliates. Management believes that the claim is without merit and has filed a counter claim. No correspondence or activity has occurred since 2000 and management believes that the plaintiff has abandoned the litigation.

A-8    DIVIDENDS

The Company has not paid any dividends on its common shares during the past five years. The Company does not intend to pay dividends on its common shares in the foreseeable future as it anticipates that the cash resources of the Company will be used to finance growth.

B.    SIGNIFICANT CHANGES

Since June 30, 2002: (i) in October a judgment was rendered in Oakwell Engineering Limited vs. Energy Power Systems Limited, Suit No. 997 of 2002/V in the High Court of Singapore; and (ii) an Arbitration Award with respect to disputes between the Company and VBC Ferro Alloys Ltd, an Indian corporation, was passed and dated by October 11, 2003 by the arbitration authority Please see " Item 5 – Operating and Financial Review and Prospects – Critical Accounting Estimates", and "Item 8A7 – Litigation" above, and Note 2 and Note 21 to the Consolidated Financial Statements.

ITEM 9.    THE OFFER AND LISTING

As this is an Annual Report, only items 9A(4) and 9C are applicable.

A.    THE OFFER AND LISTING

The Company's Common Stock currently trades on The American Stock Exchange ("AMEX") under the symbol "ENY" and on the Frankfurt Stock Exchange under the symbol "EPW1" and WKN 919384.

The following table set forth the reported high and low sale prices for trading of shares of Common Stock as reported by the American Stock Exchange in US dollars for the periods indicated. Information is provided only for full financial years and full financial quarters.

	Period	High	Low

Fiscal Year 2003 (1) (2) (3)	Year Ended 6/30/03	5.70	0.95
Fiscal Year 2002 (4)	Year Ended 6/30/02	N/A	N/A
Fiscal Year 2001 (4)	Year Ended 6/30/01	N/A	N/A
Fiscal Year 2000 (4)	Year Ended 6/30/00	N/A	N/A
Fiscal Year 1999 (4)	Year Ended 6/30/99	N/A	N/A
Fiscal Year 2003 By Quarter (1)(2)(3)(4)	First Quarter ended 9/30/02	5.70	1.50
	Second Quarter ended 12/31/02	3.75	1.29
	Third Quarter ended 3/31/003	1.50	1.05
	Fourth Quarter ended 6/30/03	4.45	1.00
Fiscal Year 2002 By Quarter (4)	N/A	N/A	N/A
Calendar Year 2003 By Month (1)(2)(3)(4)	May	1.98	1.35
	June	2.25	1.49
	July	1.72	1.46
	August	1.57	1.31
	September	1.52	1.19
	October	1.47	1.15

Note

(1)	Effective January 29, 1999 the Company consolidated its issued and outstanding common shares on a four-for-one basis.
(2)	Effective February 6, 2001 the Company consolidated its issued and outstanding common shares on a four-for-one basis.
(3)	Effective February 11, 2003, the Company consolidated its issued and outstanding common shares on the basis of three-for-one.
(4)	The Company commenced trading on the American Stock Exchange May 22, 2002.

    The closing price on the American Stock Exchange for the Common Stock on October 31, 2003 was US $1.15.

The following table set forth the reported high and low sale prices for trading of shares of Common Stock as reported by the Frankfurt Stock Exchange in Euro dollars for the periods indicated. Information is provided only for full financial years and full financial quarters.

	Period	High	Low

Fiscal Year 2003 (1)(2)(3)	Year Ended 6/30/03	5.25	0.85
Fiscal Year 2002 (4)	Year Ended 6/30/02	N/A	N/A
Fiscal Year 2001 (4)	Year Ended 6/30/01	N/A	N/A
Fiscal Year 2000 (4)	Year Ended 6/30/00	N/A	N/A
Fiscal Year 1999 (4)	Year Ended 6/30/99	N/A	N/A
Fiscal Year 2003 By Quarter (1)(2)(3)	First Quarter ended 9/30/02	5.25	1.65
	Second Quarter ended 12/31/02	3.00	1.74
	Third Quarter ended 3/31/003	1.35	0.85
	Fourth Quarter ended 6/30/03	3.00	0.85
Fiscal Year 2002 By Quarter (1)(2)(4)	First Quarter ended 9/30/01	N/A	N/A
	Second Quarter ended 12/31/01	18.60	7.80
	Third Quarter ended 3/31/02	19.80	11.10
	Fourth Quarter ended 6/30/02	15.60	4.50
Calendar Year 2003 By Month (1)(2)(3)	May	1.80	1.30
	June	1.55	1.20
	July	1.60	1.25
	August	1.25	1.10
	September	1.25	1.05
	October	1.15	1.10

Notes:
(1)	Effective January 29, 1999 the Company consolidated its issued and outstanding common shares on a four-for-one basis.
(2)	Effective February 6, 2001 the Company consolidated its issued and outstanding common shares on a four-for-one basis.
(3)	Effective February 11, 2003, the Company consolidated its issued and outstanding common shares on the basis of three-for-one.
(4)	The Company commenced trading on the Frankfurt Stock Exchange September 14, 2001.

The closing price on the Frankfurt Stock Exchange for the Common Stock on October 31, 2003 was EUR $1.10.

Prior to the American Stock Exchange listing, the Company's Common Stock was listed over the counter on the NASD OTC Bulletin Board from July 11, 1997 until May 21, 2002 under the trading symbol "EYPSF". The Common Stock was listed under the symbol "YPX" on the TSX Venture Exchange (formerly, The Canadian Venture Exchange) ( "TSXV" ) and was previously listed on the Canadian Dealing Network Inc. ( "CDN" ). In the third quarter of 2000, some companies that were quoted on CDN were invited to apply for listing on the TSXV. The Company made the application for listing on the TSXV, and was approved for listing and began trading on the TSXV on October 2, 2000. The Company voluntarily de-listed its Common Stock from trading on the TSXV effective the close of business on October 19, 2001.

T he following table sets forth the reported high and low sale prices for trading of shares of Common Stock as reported by the CDN and by TSXV in Canadian dollars for the periods indicated. Information is provided for full financial years and full financial quarters.

	Period	High	Low

Fiscal Year 2003(4)	Year Ended 6/30/03	N/A	N/A
Fiscal Year 2002(4)	Year Ended 6/30/02	N/A	N/A
Fiscal Year 2001(1)(2)	Year Ended 6/30/01	19.20	0.60
Fiscal Year 2000(1)	Year Ended 6/30/00	43.20	3.00
Fiscal Year 1999(1)	Year Ended 6/30/99	192.00	13.20
Fiscal Year 2002 By Quarter (1)(2)(4)	First Quarter ended 9/30/01	18.00	9.90
	Second Quarter ended 12/31/01	N/A	N/A
	Third Quarter ended 3/31/02	N/A	N/A
	Fourth Quarter ended 6/30/02	N/A	N/A
Fiscal Year 2001 By Quarter (1)(2)	First Quarter ended 9/30/00	3.00	3.00
	Second Quarter ended 12/31/00	3.00	.60
	Third Quarter ended 3/31/01	13.80	2.52
	Fourth Quarter ended 6/30/01	19.20	9.60
Fiscal Year 2000 By Quarter (1)	First Quarter ended 9/30/99	43.20	24.00
	Second Quarter ended 12/31/99	33.00	12.00

Notes:
(1)	Effective January 29, 1999 the Company consolidated its issued and outstanding common shares on the basis of four- for-one;
(2)	Effective February 6, 2001 the Company consolidated its issued and outstanding common shares on the basis of four- for-one; and
(3)	Effective February 11, 2003, the Company consolidated its issued and outstanding shares on the basis of three-for-one.
(4)	The Company ceased trading on the TSXV on October 19, 2001.

    The following table sets forth the reported high and low sale prices for trading of shares of Common Shares as reported by the NASD OTC Bulletin Board in US dollars for the periods indicated. Information is provided for full financial years and full financial quarters.

	Period	High	Low

Fiscal Year 2003(4)	Year Ended 6/30/03	N/A	N/A
Fiscal Year 2002(4)	Year Ended 6/30/02	N/A	N/A
Fiscal Year 2001(1)(2)	Year Ended 6/30/01	13.44	0.60
Fiscal Year 2000(1)	Year Ended 6/30/00	4.50	2.64
Fiscal Year 1999(1)	Year Ended 6/30/99	114.00	9.75
Fiscal Year 2002 By Quarter (1)(2)(4)	First Quarter ended 9/30/01	10.47	6.45
	Second Quarter ended 12/31/01	17.97	7.02
	Third Quarter ended 3/31/02	18.03	9.39
	Fourth Quarter ended 6/30/02	N/A	N/A
Fiscal Year 2001 By Quarter (1)(2)	First Quarter ended 9/30/00	3.75	1.89
	Second Quarter ended 12/31/00	2.25	0.60
	Third Quarter ended 3/31/01	10.32	1.14
	Fourth Quarter ended 6/30/01	13.44	5.94
Fiscal Year 2000 By Quarter (1)	First Quarter ended 9/30/99	32.25	17.25
	Second Quarter ended 12/31/99	24.39	9.00
	Third Quarter ended 3/31/00	14.25	8.25
	Fourth Quarter ended 6/30/00	11.64	2.64
Notes:
(1)	Effective January 29, 1999 the Company consolidated its issued and outstanding common shares on the basis of four- for-one;
(2)	Effective February 6, 2001 the Company consolidated its issued and outstanding common shares on the basis of four- for-one; and
(3)	Effective February 11, 2003, the Company consolidated its issued and outstanding shares on the basis of three-for-one.
(4)	The Company ceased trading on NASD OTC on May 21, 2002

    There is currently only a limited public market for the Common Stock in the United States. There can be no assurance that a more active market will develop after the effective date of this Annual Report.

B.    PLAN OF DISTRIBUTION

Not Applicable. This Form 20-F is being filed as an Annual Report under the Exchange Act.

C.    MARKETS

The Company's Common Stock trades on the American Stock Exchange and the Frankfurt Stock Exchange and no assurance can be given that a broad and/or active public trading market will be sustained and that the Company will maintain listing requirements on either Stock Exchange.

The Common Shares are issued in registered form and shareholder information is taken from the records of Equity Transfer Services Inc. (located in Toronto, Canada), the registrar and transfer agent for the Company's Common Shares. As of October 31, 2003 there were 3,506 registered shareholders and 4,059,009 shares outstanding. Since a portion of the Common Shares are held by intermediaries and brokers in street name, the Company cannot estimate the number of beneficial holders of its Common Shares.

Since a portion of the Common Shares are held by intermediaries and brokers in street name, the Company is unaware of how many outstanding shares of its Common Shares are held by United States residents. In accordance with Rule 12g5-1 of the Securities Exchange Act of 1934, the Company's share register indicated, as of October 31, 2003, 196 stockholders having addresses in the United States (including voting trustees, depositories, share transfer agents, or any person acting on behalf of the Company within the United States), which persons held 577,894 of the issued and outstanding Common Shares, representing approximately 14.24% of the total issued and outstanding shares of Common Shares as of such date.

D.    SELLING SHAREHOLDERS

Not Applicable. This Form 20-F is being filed as an Annual Report under the Exchange Act.

E.    DILUTION

Not Applicable. This Form 20-F is being filed as an Annual Report under the Exchange Act.

F.    EXPENSES OF THE ISSUE

Not Applicable. This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 10.    ADDITIONAL INFORMATION

As this is an Annual Report, only items 10B through 10E and items 10G and 10H are applicable.

A.    SHARE CAPITAL

Not Applicable. This Form 20-F is being filed as an Annual Report under the Exchange Act.

B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company's corporation number as assigned by Ontario is 1186693. The Company's Articles of Amalgamation (as amended, the "Articles" ) state that there are no restrictions on the business the Company may carry on, but do not contain a stated purpose or objective.

No Director of the Company is permitted to vote on any resolution to approve a material contract or transaction in which such Director has a material interest. (Bylaws, Paragraph 17). Neither the Articles nor the Bylaws of the Company limit the directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body. The Bylaws provide that directors shall receive remuneration, as the board of directors shall determine from time to time. (Bylaws, Paragraph 15). Neither the Articles nor the Bylaws of the Company discuss the retirement or non-retirement of directors under an age limit requirement or the number of shares required for director qualification.

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

The Company is authorized to issue an unlimited number of Common Shares, of which 4,059,009 shares were outstanding as of October 31, 2003. In addition, the Company is authorized to issue an unlimited number of shares of "blank check" Class A Preferred Shares issuable in Series with such rights, preferences and privileges as may be determined from time-to-time by the Company's Board of Directors, subject to the basic provisions for the Class A Preferred Shares that are applicable to each series as contained in the Articles of the Company. On November 17, 1998, the Company amended its articles of incorporation to authorize the first series of the Class A Preferred Shares, an unlimited number of Class A Preferred Shares, Series 1 (the "Series 1 Shares" ). The Series 1 Shares are non-cumulative, convertible, non-voting and redeemable, at a price ranging from CDN $2.20 to CDN $3.00 per share, at the option of the Company. As of the date of this Annual Report none of the Series 1 Shares have been issued. On February 2, 2001 the Company amended its Articles to authorize the second series of the Class A Preferred Shares, an unlimited number of Class A Preferred Shares, Series 2 (the " Series 2 Shares ") ranking senior with the Series 1 Shares to the Common Shares. The Series 2 Shares are cumulative, convertible, voting and redeemable, at CDN $1.00 per Series 2 Share after 5 years from issuance. As at the date of this annual report there were no Series 2 Shares outstanding.

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

Series 2 Shares. The Company's Articles provide that the holder of Series 2 Shares may, at the holder's option, convert such shares into units (the " Units "). Each Unit is comprised of one-third Common Share and one-third common share purchase warrant (the " Warrants "). The conversion rate during the first 30 months after issuance is one Unit for each $3.75 Series 2 Shares being converted, with each Warrant included in the Unit exercisable at $4.50 to acquire one Common Share for a period of 2 years. Thereafter, each Series 2 Share is convertible into one Unit at the 10 day weighted average trading price of the Common Shares of the Company prior to conversion (the " Conversion Price "), with each Warrant included in the Unit exercisable at a price equal to the Conversion Price plus 10% to acquire one Common Share for a period of 2 years.

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

C.    MATERIAL CONTRACTS

The following table briefly summarizes each material contract, other than contracts entered into in the ordinary course of business, to which the Company or any subsidiary is a party, for the two years immediately preceding the filing of this Annual Report.

DATE	PARTIES	TITLE, TERMS AND CONDITIONS	NET CONSIDERATION
February 2002	EnerNorth, BFC Construction Corporation	Full and final mutual release for resolution of litigation. (see Exhibit 3.67 previously filed on Form 20-F on December 19, 2002)	CDN $650,000
May 21, 2002	EnerNorth, American Stock Exchange	Form 8-A12B Statement of Securities to be registered for trading on the American Stock Exchange. (see 8-A12B previously filed with the SEC on May 21, 2002).	US $25,000
October 11, 2003	EnerNorth, VBC Ferro Alloy Ltd.	Arbitration Agreement/Award (see Item 4A – History and Development of the Company – The KEOPL Project and Exhibit 3.71).	Approximately CDN $3,500,000

D.    EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, or affect the remittance of dividends, interest or other payments to a non-resident holder of common stock of the Company, other than withholding tax requirements (See " Taxation" below).

Except as provided in the Investment Canada Act, there are no limitations imposed under the laws of Canada, the Province of Ontario, or by the constituent documents of the Company on the right of a non-resident to hold or vote the common stock of the Company.

The Investment Canada Act (the "ICA" ), which became effective on June 30, 1985, regulates the acquisition by non-Canadians of control of a Canadian business enterprise. In effect, the ICA requires review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government, in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of a direct acquisition (for example, through a share purchase or asset purchase), the assets of the business are CDN $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of CDN $5 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of CDN $5 million or more in value. Review and approval are also required for the acquisition or establishment of a new business in areas concerning "Canada's cultural heritage or national identity" such as book publishing, film production and distribution, television and radio production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

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

In 1988, the ICA was amended, pursuant to the Free Trade Agreement dated January 2, 1988 between Canada and the United States, to relax the restrictions of the ICA. As a result of these amendments, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by US investors and other foreign investors acquiring control of a Canadian business from US investors has been raised from CDN $5 million to CDN $150 million of gross assets, and indirect acquisitions are not reviewable.

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

E.    TAXATION

Certain Canadian Federal Income Tax Consequences

Management of the Company has been advised by its Canadian legal counsel that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of Common Shares of the Company who is a resident of the United States and who is not a resident, or deemed to be a resident, of Canada and who does not use or hold, and is not deemed to use or hold, his or her Common Shares of the Company in connection with carrying on a business in Canada (a " non-resident shareholder ").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the " ITA "), the regulations thereunder (the " Regulations "), the current publicly announced administration and assessing policies of Canada Customs and Revenue Agency, and all specific proposals (the " Tax Proposals ") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account any income tax laws or considerations of any province or territory of Canada or foreign tax considerations which may differ significantly from those discussed below. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder of Common Shares of the Company, and no opinion or representation with respect to the Canadian Federal Income Tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of Common Shares should consult with their own tax advisors about the federal, provincial and foreign tax consequences of purchasing, owning and disposing of Common Shares of the Company.

Dividends

Dividends paid on the Company's Common Shares to a non-resident holder will be subject to a 25% withholding tax pursuant to the provision of the ITA. The Canada-US Income Tax Convention (the " Treaty ") provides that the normal 25% withholding tax rate is generally reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States. However, if the resident of the United States is a corporation which owns at least 10% of the voting stock of the Company, the withholding tax rate on dividends is reduced to 5%.

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

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares, and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of Common Shares of the Company should consult their own tax advisors about the Federal; state, local, and foreign tax consequences of purchasing, owning and disposing of the Company's Common Shares.

US Holders

As used in this Annual Report, a "US Holder" includes a holder of Common Shares of the Company who is a citizen or resident alien of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of Common Shares is effectively connected with the conduct of a trade or business in the United States. A US Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of Common Shares is not "effectively connected" with the conduct of a "trade or business" in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Common Shares of Company

US Holders receiving distributions (including constructive distributions) with respect to Common Shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder's United States Federal Income tax liability or, alternatively, may be deducted in computing the US Holder's United States Federal taxable income by corporate holders and those individual holders who itemize deductions. Distributions which are treated as dividends will be taxed as ordinary income at the federal maximum individual rate of 35% (See more detailed discussions in " Foreign Tax Credit " below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the US Holder's adjusted basis in the Common Shares, and thereafter as gain from the sale or exchange of the Common Shares.

Preferential tax rates for long-term capital gains are applicable to a US Holder which is an individual, estate or trust. The maximum capital gains rate for individuals is 15% (5% for individuals in the 15% tax bracket). There are currently no preferential tax rates for long-term capital gains for a US Holder which is a corporation.

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

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company's Common Shares may be entitled, at the option of the US Holder, to either a tax deduction or a tax credit for such foreign tax paid or withheld. Generally, it is more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar for dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. The election to claim a tax credit is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the US Holder's United States income tax liability that the US Holder's foreign source income bears to his, her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and holders and prospective holders of the Company's Common Shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Company

A US Holder will recognize a gain or loss upon the sale of Common Shares of the Company equal to the difference, if any, between the amount of cash and the fair market value of any property received, and such US Holder’s tax basis in the Common Shares of the Company. This gain or loss will be a capital gain or loss if the Common Shares are a capital asset in the hands of the US Holder. In such event the gain or loss will be a short-term or long-term capital gain or loss depending upon the holding period of the US Holder being less than or more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Generally, deductions for net capital losses are subject to significant limitations. However, individuals may apply up to US$3,000 of net capital losses against ordinary income after all other gains are eliminated. For US Holders who are individuals, any unused portion of such net capital loss may be carried over indefinitely to be used in later tax years until such net capital loss is thereby exhausted. For US Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

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

Passive Foreign Investment Company. As a foreign corporation with US Holders, the Company could potentially be treated as a passive foreign investment company ( "PFIC" ), as defined in Section 1296 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which are held for the purpose of producing passive income.

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

A US shareholder who elects in a timely manner (an "Electing US Shareholder" ) to treat the Company as a Qualified Election Fund ( "QEF" ), as defined in the Code, will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his or her pro-rata share of the Company's: (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing US Shareholder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing US Shareholder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

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

F.    DIVIDENDS AND PAYING AGENTS

Not Applicable. This Form 20-F is being filed as an Annual Report filed under the Exchange Act.

G.    STATEMENT BY EXPERTS

Not Applicable . This Form 20-F is being filed as an Annual Report filed under the Exchange Act.

H.    DOCUMENTS ON DISPLAY

The documents and exhibits referred to in this Annual Report are available for inspection at the registered and management office of the Company at 2 Adelaide Street West, Suite 301, Toronto, Ontario M5H 1L6 during normal business hours.

I.    SUBSIDIARY INFORMATION

Not Applicable. This Form 20-F is being filed as an Annual Report filed under the Exchange Act.

Item 11    Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

Item 12.    Description of Securities Other Than Equity Securities

Not applicable.
PART II

Item 13.    Defaults, Dividends, Arrearages and delinquencies

The Company’s Industrial and Offshore Division entered into a revolving credit facility with a bank under which it may borrow up to CDN $1,750,000 payable on demand and bears interest at prime plus 2.25%. The indebtedness is collateralized by a general assignment of accounts receivable and inventory, a demand debenture providing a second fixed charge over property and immovable equipment, a first fixed charge over certain equipment and a floating charge over all assets. The credit agreement which M&M has with the bank contain certain restrictive covenants with respect to maintenance of certain financial ratios, declaration and payment of dividends, advancement of funds to and from related parties and acquisition of unfounded capital assets. As at June 30, 2003 M&M was in violation of some of these covenants.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

The discussion under this Item is limited to modifications and changes affecting the Company’s capitalization and securities which occurred during the last three fiscal years, to the date of this Annual Report.

On September 12, 2000, a majority of the Company’s shareholders approved the consolidation of the Company's then issued common shares on the basis that every four (4) pre-consolidation common shares would be converted into one (1) post-consolidation Common Share. On February 2, 2001 the Company filed Articles of Amendment consolidating the issued Common Shares on a one for four basis.

The Company has a stock option plan (the "Plan") to provide incentive for the directors, officers, employees, consultants and service providers of the Company and its subsidiaries. In December of 2002 a majority of the Company’s shareholders approved a resolution authorizing the Company to issue up to 20% of the outstanding shares of Common Stock from time to time (or a total of 811,802 post consolidation shares as of the date of this report) in connection with the Company’s stock option plan. As of the date of this Annual Report none of such options has been issued.

On December 30, 2002, at a Special Meeting of Shareholders of the Company, a majority of the shareholders approved the consolidation of the Company's issued Common Shares on the basis that every three (3) pre-consolidation common shares would be converted into one (1) post-consolidation Common Share. On February 11, 2003 the Company filed Articles of Amendment consolidating the issued Common Shares on a one for three basis.

Private Placements

In December 2000, the Company issued 666,667 (pre-consolidation 8,000,000) units in a private placement to arm's length investors. Each unit was comprised of (i) one Common Share; (ii) one half Series A Common Share purchase warrant; and (iii) one half Series B Common Share, purchase warrant at a pre-consolidation price of CDN $1.20 per unit (pre-consolidation CDN $ 0.10). (each a "Year 2000 Unit"). Each Series A Common Share purchase warrant entitled the holder to purchase one-half of a Common Share of the Company, at a exercise price of CDN $1.56 (pre-consolidation exercise price of CDN $ 0.13), for a period of 24 months from the date of issue. Each Series B Common Share purchase warrant would entitle the holder to purchase one-half of a Common Share of the Company, at a exercise price of CDN $2.40 (pre-consolidation exercise price of CDN $ 0.20), for a period of 24 months from the date of issue.

The closing of the private placement of the Year 2000 Units occurred in two phases. Phase one was completed in December 2000, and was comprised of the issuance of the Common Shares and the issuance of the Series A Common Share purchase warrants. Phase two was completed in January of 2001, and was comprised of the issuance of the Series B Common Share purchase warrants after the shareholders and TSX Venture Exchange (formerly the Canadian Venture Exchange) approved the transaction. During fiscal 2001, the Company issued 333,333 consolidated Common Shares (4,000,000 pre-consolidation) upon the exercise of 333,333 consolidated Series A Common Share purchase warrants (4,000,000 pre-consolidation), for proceeds of CDN $520,000. During fiscal 2002, the Company issued 333,333 consolidated Common Shares (4,000,000 pre-consolidation) upon the exercise of 333,333 consolidated Series B Common Share purchase warrants (4,000,000 pre-consolidation), for proceeds of CDN $800,000.

On March 30, 2001 the Company issued 1,200,000 Class A Preference Shares-Series 2 (the "Series 2 Shares" ) for gross proceeds of US $1.2 million, with a cumulative preferential annual dividend rate of 5%. The Series 2 Shares were redeemable by the Company, retractable after 5 years by the holder, and convertible anytime during the period from March 30, 2001 to September 30, 2003 into 1 converted unit, at a rate of US $3.75 per unit (US $1.25 pre-consolidation). Each converted unit consisted of 1 Common Share and 1 Common Share purchase warrant exercisable at US $4.50 (US $1.50 pre-consolidation) to acquire 1 Common Share for a period of two years from the date of conversion (the "Converted Units"). For a period from the date of conversion to 30 months thereafter, each such Converted Unit was convertible to a "Second Unit" at the 10 day weighted average trading price of the Common Shares immediately prior to conversion (the "Conversion Price" ). Each of the Second Units consisted of 1 Common Share and 1 Common Share purchase warrant exercisable at the Conversion Price plus 10%, and for a period of two years from conversion.

During the fiscal year ended June 30, 2002 holders of 1,200,000 Series 2 Preference shares in the capital of the Company exercised their conversion rights and acquired 320,000 common shares (960,000 pre-consolidation) at US $3.75 per share ($1.25 pre-consolidation) for total consideration of US $1,200,000, and acquired 320,000 common share purchase warrants (960,000 pre-consolidation) with an exercise price of US $4.50 per warrant ($1.50 pre-consolidation). The holders, during the fiscal year ended June 30, 2002, exercised the 320,000 common share purchase warrants (960,000 pre-consolidation) at US $4.50 each (US $1.50 pre-consolidation) for proceeds to the Company of US $1,440,000. As of the date of this Annual Report there are no outstanding units or warrants, or further securities to be issued, in connection with the 2001 issuance of Series 2 Shares.

In late 2001 the Company issued two private placements of 116,667 (350,000 pre-consolidation) units to third party investors. The two placements were on November 9, 2001 and November 16, 2001 respectively, at a price of US $12.00 (US $4.00 pre-consolidation) per unit, for gross proceeds of US $2.8 million. Each unit was comprised of 116,667 (350,000 pre-consolidation) Common Shares and one-tenth of one Common Share purchase warrant. Each whole warrant entitled the holder to purchase one common share at a purchase price of US $13.35 (US $4.45 pre-consolidation) per Common Share, and was exercisable for a period of six months after the applicable closing. On May 9, 2002, 11,667 (35,000 pre-consolidation) warrants expired under their own terms and on May 16, 2002, 11,667 (35,000 pre-consolidation) warrants expired under their own terms.

On March 13, 2002 the Company issued 133,333 (400,000 pre-consolidation) units at a price of US $12.00 (US $4.00 pre-consolidation) per unit for gross proceeds of US $1.6 million. Each unit was comprised of one Common Share and one-tenth of one Common Share purchase warrant. Each whole warrant entitled the holder to purchase one Common Share at a purchase price of US $13.35 (US $4.45 pre-consolidation) per Common Share, and was exercisable until March 13, 2003. As of the date of this Annual Report there are no outstanding units or warrants, or further securities to be issued, in connection with the March 2002 private placements.

In December of 2002 a majority of the Company’s shareholders approved a resolution authorizing the Company to issue, on or before December 30, 2003, up to a maximum of 3,526,215 post consolidation shares in one or more private placements. As of the date of this Annual Report the Company has issued or reserved for issuance 1,066,666 post consolidation shares, and is authorized to issue or reserve an additional 2,459,549 shares on or before December 30, 2003. Management of the Company does not anticipate any further placements before such date.

Effective December 20, 2002 the Company issued four allotments of 133,333 (pre-consolidation 400,000) units in four private placements to four arm's length investors at a firm price of US $1.50 (US $0.50 pre-consolidation) per unit for gross proceeds of US $800,000. Each of such units was comprised of one Common Share and one Common Share purchase warrant. Each warrant entitles the holder to purchase one Common Share at a consolidated purchase price of US $1.80 (US $0.60 pre-consolidation) and is exercisable for a period of two years after the closing. As at the date of this Annual Report there are 533,332 (1,600,000 pre-consolidation) outstanding warrants to purchase Common Stock held by third parties.

For information regarding use of proceeds please refer to "Item 5B, Liquidity and Capital Resources" .

Proposed approval for private placements

At the Annual and Special Meeting scheduled for December 30, 2003, management will seek approval of a resolution permitting the Company to issue up to 100% of the then outstanding shares (or 4,059,009 shares as of the date of this report) in one or more private placements to be completed on or before December 30, 2004.

To be approved, the resolution must be passed by a majority of the votes cast by shareholders at the Meeting with respect to the resolution. Management of the Company is continuing to evaluate potential acquisitions and exploration and development opportunities to complement the existing operations of the Company and to enhance future growth. In order to find a suitable acquisition and or to provide working capital, the Company may be required to raise additional capital by way of one or more private placements with or without combined possible debt financing. Management of the Company will propose that the private placement(s) for which advance approval is being sought be restricted to a maximum of 100% of the number of Common Shares issued and outstanding at the date of the this Annual Report, or 4,059,009 post-consolidation shares. Any private placement proceeded with by the Company under the advance approval may be subject to regulatory and exchange approval and to the following additional restrictions:

(a)    It must be completed within a twelve month period following the date the shareholder approval is given; and

(b)    It must comply with applicable regulatory and exchange requirements and relevant private placement pricing rules.

The Board of Directors of the Company does not necessarily intend to authorize the issuance of the entire number of shares authorized pursuant to the proposed resolution. The private placements will be negotiated only if the directors consider the terms reasonable in the circumstances and if the directors consider that the funds are required to maintain or expand the Company's operations. If approved by the shareholders, the resolution would permit the Board of Directors to issue such shares in one or more placements, at such price or prices and on such terms as the Board of Directors of the Company considers appropriate, subject to the restrictions referred to above.

The issuance of additional shares of Common Stock, whether through the stock option plan, private placements or warrant exercise, could adversely reduce the proportionate ownership and voting rights and powers of the present holders of the Common Stock, and could also result in dilution in the net tangible book value per share of Common Stock. There can be no assurance that the Company will not issue additional shares of its Common Stock

Item 15.    CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures. At the period end of this Annual Report on Form 20-F, the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer believe that:

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

There have been no significant changes in the Company's internal controls or in other factors that could significantly affect the Company's internal controls during the period covered by the Annual Report, nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.

ITEM 16.    [RESERVED]

Item 16A.    Audit Committee Financial Expert

The mandate of the Audit Committee is formalized in a written charter. The members of the Audit Committee of the Board are Messrs. Naroola, Davey and Klyman (Chairman). Mr. Klyman has been a Chartered Accountant since 1952 and is a Life Member of the Canadian Institute of Chartered Accountants. Mr. Klyman has many years experience with preparation and evaluation of financial statements and serves as a director on the boards of public companies including Harte Resources Corporation and OSE Corp. Based on his professional certification and experience, the Board has designated Mr. Klyman as a "financial expert".

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

ITEM 16B.    CODE OF ETHICS

The Company maintains a Corporate Code of Ethics and it is a fundamental policy of the officers and management (the "Employees") of the Company to conduct its business with honesty and integrity and in accordance with the highest legal and ethical standards. Employees include officers and management including the principle executive officer, principle financial officer, principle accounting officer of the Company, M&M and MMO. Under the Code of Ethics it is the individual Employee's responsibility to exercise good judgement and act in a manner that will fulfil all legal requirements and will reflect favourably upon the Company. Employees are encouraged to comply with the spirit as well as the letter of the policy. In particular, Employees are prohibited from attempting to achieve indirectly (through the use of agents or other intermediaries) what is forbidden directly. No officer, director or member of management is exempt from the Code of Ethics. (See Exhibit 3.69 previously filed on Form 20-F on December 19, 2002).

Upon written request to the Company at Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6 attention: the Secretary, the Company will provide by mail, to any person without charge a copy of the Company’s Code of Ethics.

Since the adoption of the Company’ Code of Ethics in fiscal 2002 there has been no amendments or provisions that apply to any employees, officers or management including the principle executive officer, principle financial officer, principle accounting officer of the Company, M&M and MMO.

    Since the adoption of the Company’ Code of Ethics in fiscal 2002 there has been no implied or actual waivers to any employees, officers or management including the principle executive officer, principle financial officer, principle accounting officer of the Company, M&M and MMO.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed or to be billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company’s financial statements, tax compliance and tax advice.

Fiscal Year ended June 30, 2003 and 2002 Principal Accountant Fees Billed	Fiscal Year 2003 July 1-02-June 30-03	Fiscal Year 2002 July 1-01-June 30-02

Audit Fees	$100,000	$123,447
Tax Fees	10,500	$10,500
Total	$110,500	$133,947

Audit Fees are those fees directly related to performance of the audit by the principal accountant of the annual Consolidated Financial Statements of the Company for fiscal 2003, and for review by the principal accountant of the Company’s corporate filings, including this Annual Report on Form 20-F, management’s discussion and analysis for Canadian securities filings, and the Annual Report to Shareholders. Tax Fees are fees charged by the principal accountant for the preparation of the annual tax returns of the Company, M&M and MMO. As noted above, there were no Audit Related Fees or Tax Fees in fiscal year 2003.

It is the policy of the Audit Committee that all audit and non-audit services are pre-approved prior to engagement. Before the initiation of each audit, the principal accountant submits a budget of the expected range of expenditures to complete their audit engagement (including Audit Fees and Tax Fees) to the Audit Committee for approval. In the event that the principal accountant exceeds these parameters, the individual auditor is expected to communicate to management the reasons for the variances, so that such variances can be ratified by the Audit Committee. As a result, 100% of expenditures within the scope of the noted budget are approved by the Audit Committee.
During fiscal 2003 and 2002 there were no hours performed by any person other than the primary accountant’s employees.

ITEM 16D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

PART III
Item 17.    Financial Statements

See the Consolidated Financial Statements and Exhibits listed in Item 19, and filed as a part of this Annual Report.

Item 18.    Financial Statements

Not applicable.

Item 19.    Exhibits

a)	Financial Statements, including:

	(i)	Auditors' Report of BDO Dunwoody LLP on the consolidated financial statements for the years ended June 30, 2003, 2002 and 2001.
	(ii)	Consolidated Balance Sheets at June 30, 2003 and 2002.
	(iii)	Consolidated Statements of Loss and Deficit for the years ended June 30, 2003, 2002 and 2001.
	(iv)	Consolidated Statements of Cash Flows for the years ended June 30, 2003, 2002 and 2001.
	(v)	Summary of significant accounting policies.
	(vi)	Notes to consolidated financial statements.

- -

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Consolidated Financial Statements
For the years ended June 30, 2003, 2002 and 2001
(Expressed in Canadian Dollars)

Contents

Auditors' Report	2

Comments by Auditor for U.S. Readers on
Canada-U.S. Reporting Difference	3

Consolidated Financial Statements
Balance Sheets	4
Statements of Loss and Deficit	5
Statements of Cash Flows	6
Summary of Significant Accounting Policies	7-11
Notes to Consolidated Financial Statements	12-36

Auditors' Report

To the Shareholders of
EnerNorth Industries Inc.

We have audited the consolidated balance sheets of EnerNorth Industries Inc. as at June 30, 2003 and 2002 and the consolidated statements of loss and deficit and consolidated statements of cash flows for the years ended June 30, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and 2002 and the results of its operations and its cash flows for the years ended June 30, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

(signed) BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario
September 5, 2003 (except Note 18, 21 and 23(b), as of October 16, 2003)

2

Comments by Auditor for U.S. Readers
on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in Note 5 to the financial statements. Our report to the shareholders dated September 5, 2003 (except Note 18, 21 and 23(b), as of October 16, 2003) is expressed in accordance with Canadian reporting standards which do not require a reference to such a changes in accounting principles in the Auditors' Report when the change is properly accounted for and adequately disclosed in the financial statements.

(signed) BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario
September 5, 2003 (except Note 18, 21 and 23(b), as of October 16, 2003)

3

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

June 30	2003	2002

Assets

Current
Cash and cash equivalents	$6,729,283	$5,610,621
Restricted cash (Note 7)	1,218,070	-
Marketable securities (market value $227,416;2002 - $283,800)	176,804	283,800
Accounts receivable (Note 1)	6,503,464	5,218,201
Inventories	713,835	583,731
Unbilled revenue	1,680,806	2,069,085
Due from co-venturers (Note 6)	461,150	159,110
Prepaid expenses	240,725	59,618
Future income tax asset (Note 11)	-	61,473

	17,724,137	14,045,639
Investment (Notes 2 and 18)	3,500,000	3,500,000
Oil and gas properties (Note 3)	4,444,038	4,501,038
Capital assets (Note 4)	3,166,786	2,834,859
Future income tax asset (Note 11)	-	533,527

	$28,834,961	$25,415,063

Liabilities and Shareholders' Equity

Current
Bank indebtedness (Note 7)	$2,036,933	$1,462,766
Accounts payable and accrued liabilities	5,747,414	4,022,114
Due to shareholders (Note 8)	402,419	628,346
Deferred revenue	2,399,086	-
Current portion of long term debt (Note 9)	158,309	185,925
Future income tax liability (Note 11)	302,900	432,490
Oakwell claim payable (Note 21)	5,900,000	-

	16,947,061	6,731,641
Long-term debt (Note 9)	528,020	501,670
Site restoration (Note 5)	106,274	100,960
Future income tax liability (Note 11)	-	22,110

	17,581,355	7,356,381

Shareholders' equity
Share capital (Note 10)	43,339,132	42,096,732
Deficit	(32,085,526)	(24,038,050)

	11,253,606	18,058,682

	$28,834,961	$25,415,063

On behalf of the Board:

(signed)  Sandra J. Hall     _    Director

(signed)  Milton Klyman     _   Director

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements
4

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Consolidated Statements of Loss and Deficit
(Expressed in Canadian Dollars)

For the years ended June 30	2003	2002	2001

Revenue	$25,969,465	$22,010,321	$19,083,808

Cost of sales and oil and gas operating costs
(including amortization of capital assets, site
restoration and depletion $628,293; 2002 -
$574,208; 2001 - $258,629)	22,356,431	19,037,135	16,571,162

Gross profit	3,613,034	2,973,186	2,512,646

Expenses
Administrative expenses	5,143,760	4,191,316	2,626,513
Amortization of goodwill	-	-	261,258
Amortization of capital assets	105,267	124,405	157,111
Interest	223,736	78,334	165,965
Interest on long term debt	49,922	57,675	90,523

	5,522,685	4,451,730	3,301,370

Loss from continuing operations before
the following undernoted items	(1,909,651)	(1,478,544)	(788,724)
Other income (Note 12)	208,510	1,258,677	66,218
Oakwell claim (Note 21)	(5,900,000)	-	-
Write down of inactive capital assets	-	(316,668)	(1,500,000)

Net loss from continuing operations before
income taxes	(7,601,141)	(536,535)	(2,222,506)

Income taxes (Note 11)
Current	3,035	(39,765)	-
Future	443,300	634,600	(1,248,100)

	446,335	594,835	(1,248,100)

Net loss from continuing operations	(8,047,476)	(1,131,370)	(974,406)
Loss from discontinued operations (Note 20)	-	-	(2,660,510)

Net loss for the year	(8,047,476)	(1,131,370)	(3,634,916)
Deficit , beginning of year	(24,038,050)	(20,849,848)	(17,214,932)
Transitional impairment loss (Note 5)	-	(2,056,832)	-

Deficit , beginning of year, as restated	(24,038,050)	(22,906,680)	(17,214,932)

Deficit , end of year	$(32,085,526)	$(24,038,050)	$(20,849,848)

Net loss from continuing operations
per share (Note 16)	$(2.11)	$(0.51)	$(0.69)

Net loss for the year per share (Note 16)	$(2.11)	$(0.51)	$(2.56)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements
5

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

For the years ended June 30	2003	2002	2001

Cash provided by (used in)

Operating activities
Net loss from continuing operations for the year	$(8,047,476)	$(1,131,370)	$(974,406)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Amortization of goodwill (Note 5)	-	-	261,258
Amortization of capital assets and depletion	733,560	698,613	415,740
Future Income taxes	443,300	634,600	(1,248,100)
Loss (gain) on sale of capital assets	(9,532)	(7,895)	7,796
Oakwell claim	5,900,000	-	-
Gain on sale of marketable securities	(96,097)	(22,311)	-
Valuation provision on marketable securities	-	108,376	-
Write down of inactive capital assets	-	316,668	1,500,000
Net change in non-cash working capital
balances (Note 13)	1,698,123	(2,617,222)	(1,223,064)

Cash from (used by) operating activities
from continuing operations	621,878	(2,020,541)	(1,260,776)
Cash used by discontinued operations	-	-	(52,278)

	621,878	(2,020,541)	(1,313,054)

Investing activities
Proceeds (purchase) of marketable securities, net	203,093	(148,652)	(221,213)
Due from co-venturers	(307,917)	49,542	(91,968)
Purchase of oil and gas assets	(354,625)	(2,759,206)	(1,727,857)
Purchase of capital assets	(472,758)	(163,087)	(213,991)
Proceeds from sale of capital assets	35,458	22,900	27,000
Other assets	-	-	3,355,025
	-	-	22,900

Investing activities of discontinued operations	(896,749)	(2,998,503)	1,149,896

Financing activities
Bank indebtedness	574,167	633,765	321,779
Long term debt, net	(197,107)	(198,207)	(277,187)
Advances from(repayments to) shareholders	(225,927)	(404,057)	(1,930,057)
Issuance of common shares	1,242,400	9,355,543	1,350,000
Issuance of preference shares	-	-	250,000
	-	-	(79,803)

Financing activities of discontinued operations	1,393,533	9,387,044	(365,268)

Net increase (decrease) in cash during the year	1,118,662	4,368,000	(528,426)

Cash and cash equivalents, beginning of year	5,610,621	1,242,621	1,771,047

Cash and cash equivalents, end of year	$6,729,283	$5,610,621	$1,242,621

See supplementary cash flow information (Note 13 (a))

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements
6

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

Nature of Business
and Principles
of Consolidation       EnerNorth Industries Inc. (the "Company") is a corporation amalgamated under the laws of the Province of Ontario. The Company's business is to explore and develop oil and gas reserves. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries M&M Engineering Limited ("M&M") and its wholly-owned subsidiary M&M Offshore Limited ("MMO"), 10915 Newfoundland Limited, 11123 Newfoundland Limited and the proportionate share of its interests in joint ventures whose business focus is construction mechanical contracting and steel fabrication in Newfoundland.

Pursuant to Articles of Amendment dated February 11, 2003 the Company changed its name from Energy Power Systems Limited to EnerNorth Industries Inc.

During fiscal 2001 the Company discontinued efforts to act as a developer of independent power projects. The Company intends to monetize its investment in the Andhra Pradesh Project. This segment has been treated as discontinued operations for accounting purposes (see Note 20). As such the operations of the Company's Power Division have been excluded from the consolidated statement of loss and deficit from continuing operations in 2001. There have been no operations in the Power Division since 2001.

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

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

Oil and Gas
Properties -
(Continued)
Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of oil and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion. Alberta Royalty Tax Credits are included in oil and gas sales.

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

Environmental and
Site Restoration
Costs        A provision for environmental and site restoration costs is made when restoration requirements are established and costs can be reasonably estimated. The accrual is based on management's best estimate of the present value of the expected cash flows. Site restoration costs increase the carrying amount of the oil and gas properties and are amortized on the same basis as the properties.

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

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

Revenue
Recognition               Industrial and Offshore Division

Revenue from construction and fabrication contracts is recognized on the percentage of completion method. The percentage of completion method recognizes revenue and unbilled accounts receivable by assessing the value of the work performed in relation to the total estimated cost of the contract based on the contract value. Contract costs include all direct material and labour costs and those indirect costs related to contract performance such as supplies, tools and repairs. Administrative and general overheads are charged to expense as incurred. Contract losses are provided for in full in the year in which they become apparent.

Revenue on the sale of products and short term contracts is recognized when risk and title passes to the customer, which is generally upon shipment of product.

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

Investment     The investment in Konaseema EPS Oakwell Power Limited ("KEOPL") is recorded at expected net recoverable amount. The actual recoverable amount is dependent on future events including the foreign exchange rates at the time of ultimate recovery and could differ materially from the actual amount recovered.

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

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

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

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

Stock Based
Compensation          The Company has established a stock option plan (the "Plan") for directors, officers, employees, consultants and service providers. The Company does not record compensation expense for stock options granted to directors, officers and employees. However, additional disclosure of the effects of accounting for stock based compensation to directors, officers and employees as compensation expense, using the fair value method estimated using the Black-Scholes Option Pricing Model, is disclosed as pro-forma information. Any consideration paid by directors, officers and employees on exercise of stock options or purchase of stock is credited to share capital. Stock options issued to non-employees are recorded at their fair value at date of issuance.

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

1.     Accounts Receivable

Receivables consist of the following:

	2003	2002

Trade	$6,142,684	$4,930,847
Holdbacks	360,780	287,354

	$6,503,464	$5,218,201

2.         Investment

Investment consists of the following:

	2003	2002

Long term
Investment in Konaseema EPS Oakwell Power Limited	$3,500,000	3,500,000 $

The Company owns 11,348,200 ordinary equity shares of Rs. 10 each, of Konaseema EPS Oakwell Power Limited ("KEOPL") (the "KEOPL Shares"), a company incorporated in India, which is developing the Andhra Pradesh Project. Pursuant to a Revised Agreement ("the Revised VBC Agreement") dated August 10, 2000 between the Company, VBC Ferro Alloys Ltd. ("VBC"), KEOPL's parent company, and KEOPL, VBC shall purchase the Company's investment in KEOPL for INR 113,482,000 (approximately Cdn. $3,500,000) on or before June 30, 2002 if the Company offers its KEOPL Shares to VBC prior to June 30, 2002.

On May 3, 2002, the Company, pursuant to the Revised VBC Agreement, offered and tendered the KEOPL Shares to VBC for purchase on or before June 30, 2002. On July 1, 2002, VBC raised a dispute regarding the purchase and sale of the KEOPL shares.

The Company is pursuing legal remedies against VBC to effect the purchase and sale of the KEOPL shares to VBC (see Note 18). The Company estimates that the carrying amounts of the investment in KEOPL will be fully recovered. The actual recoverable amount is dependent upon future events, foreign exchange fluctuations and subject to certain sovereign risks such as political instability and economic conditions, and could differ materially from the amount estimated by management.

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

3.   Oil and Gas Properties

The Company acquired various working interests in producing and non producing oil and gas properties in Alberta, Ontario and Prince Edward Island. These properties are carried at cost set out below:

Petroleum and natural gas properties and equipment

		Accumulated
		Depletion and	Net Book
	Cost	Amortization	Value

June 30, 2003	$5,282,876	$838,838	$4,444,038

June 30, 2002	$4,923,023	$421,985	$4,501,038

As at June 30, 2003, costs of acquiring unproved properties in the amount of $5,270 (2002 - $1,186,516) were excluded from depletion calculations.

The Company is required to fund its share of costs and expenses. Failure to fund expenditures will in some cases result in a dilution of its interests.

4.         Capital Assets

Capital assets consists of the following:

Capital assets consists of the following:

	2003		2002

		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization

Land	$342,884	$-	$342,884	$-
Building	2,350,141	671,386	2,139,887	623,270
Manufacturing equipment	717,634	646,063	764,482	671,672
Tools and equipment	1,727,943	1,254,302	1,164,421	869,526
Office equipment	478,425	298,536	311,029	217,999
Vehicles	259,373	205,420	199,805	150,625
Paving	38,851	17,550	37,460	15,999
Equipment under capital leases	516,448	171,656	879,687	455,705

	6,431,699	3,264,913	5,839,655	3,004,796

Net book value		$3,166,786		$2,834,859

The Company's ownership in the building located in Port aux Basques, Newfoundland, is an inactive asset with a carrying amount of $100,000 (2002 - $100,000) and may be subject to a third party debenture of $500,000 on the leasehold interest that expires on December 22, 2008. The Company's position with respect thereto is that it does not believe the debenture holder's security interest is valid.

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

5.         Change in Accounting Policies

(a) Asset Retirement Obligations

During 2003, the Company early adopted the recommendations of the new CICA Handbook Section 3110, Asset Retirement Obligations on a retroactive basis. As a result of applying the new standards, management determined that the asset retirement obligation in the amount of $100,960 was necessary for site restoration costs related to its oil and gas properties for the prior year. The oil and gas properties were adjusted for the same amount and the effect to opening deficit in 2002 was considered to be immaterial.

(b) Goodwill

During 2002, the Company adopted the recommendations of the new CICA Handbook Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangibles. As a result of applying the new standards, management determined that the value of goodwill was impaired and accordingly a transitional impairment loss $2,056,832 has been charged to opening deficit in 2002 resulting in no goodwill remaining. Goodwill had previously been amortized over 10 years.

Goodwill is recorded net of the transitional impairment loss of $2,056,832 and accumulated amortization prior to adoption of $615,417 (2002 $615,417).

The adjusted net loss, basic loss per share from continuing operations and basic loss per share for comparative fiscal years ending June 30, 2002 and 2001 if no amortization was recorded in those years are as follows:

		2003	2002	2001

Reported net loss		$(8,047,476)	$(1,131,370)	$(3,634,916)

Add back:	Goodwill amortization	-	-	261,258

Adjusted net loss		$(8,047,476)	$(1,131,370)	$(3,373,658)

Basic loss per share:
Reported net loss for the year		$(2.11)	$(0.51)	$(2.56)
Goodwill amortization		-	-	0.18
Adjusted net loss for the year		$(2.11)	$(0.51)	$(2.38)

6.         Joint Ventures

The Company's subsidiary, M&M, carries on part of its business in three joint ventures and one limited partnership, Newfoundland Service Alliance Inc. ("NSA"), a 20.83% owned joint venture Magna Services Inc. ("Magna"), a 50% owned joint venture, Liannu, a limited partnership, which the Company owns 49% and acts as the general partner and North Eastern Contractors Limited ("NECL"), a 50% joint venture.

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2003, 2002 and 2001

6.         Joint Ventures - (Continued)

During the year the Company recorded $3,241,557 (2002 - $1,584,865, 2001 - $1,354,170) of revenue from NSA and eliminated on proportionate consolidation $675,324 (2002 - $330,180, 2001 - $225,695). The Company recorded revenue from Magna of Nil (2002 - Nil, 2001 - $166,836) and eliminated Nil (2002 - Nil, 2001 - $83,418). The Company also recorded revenue from NECL of $371,432 (2002 - Nil, 2001 - Nil) and eliminated on proportionate consolidation $185,716 (2002 - Nil, 2001 - Nil).

The following is a summary of the combined financial information relating to the Company's proportionate interest in these joint ventures, unadjusted for transactions between the joint venture and the Company:

	Proportionate Share of Joint Ventures' Financial Information
	2003	2002

Balance sheet
Current assets	$4,952,377	$1,215,722
Non current assets	63,753	3,636
Current liabilities	(4,991,836)	(1,206,601)
Operations
Revenue	7,703,574	2,932,433
Operating expenses and amortization	6,918,614	2,520,592
Participation and service fees	773,473	411,972
Net income	11,487	(131)
Cash flows
Operating activities	3,216,831	(117,249)
Financing activities	(1,176,403)	19,000
Investing activities	(83,705)	50,000

During the year, the Company received participation and service fees of $768,682 (2002 - $417,652) from its joint ventures.

7.         Bank Indebtedness and Restricted Cash

Bank indebtedness of M&M represents a revolving credit facility in the amount of $1,750,000, payable on demand and bears interest at prime plus 2.25% (2002 - 2.25%).

The bank indebtedness is collateralized by a general assignment of accounts receivable and inventory, a demand debenture providing a second fixed charge over property and immovable equipment, a first fixed charge over certain equipment and a floating charge over all assets.

The credit agreement which M&M has with the bank contains certain restrictive covenants with respect to maintenance of certain financial ratios, declaration and payment of dividends, advancement of funds to and from related parties and acquisition of unfunded capital assets. As at June 30, 2003 M&M was in violation of some of these covenants.

During 2002, one of M&M's joint ventures obtained a credit facility in the amount of $150,000, which is repayable on demand and bears interest at the bank's prime lending rate plus 2% per annum. As security for this facility, M&M postponed its claim for $50,000 owed to them by the joint venture until repayment of the credit facility to the bank and provided a guarantee of $75,000.

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

7.         Bank Indebtedness and Restricted Cash - (Continued)

During 2003, one of M&M's joint ventures negotiated a credit facility in the amount of $1,000,000, which is repayable on demand and bears interest at the bank's prime lending rate plus 1.50% per annum. Included in bank indebtedness is a bank demand loan of $93,000 (2002- $19,000).

The restricted cash balance of $1,218,070 arises from NECL. As part of the contract with Aker Maritime Kiewit Contractors ("AMKC") to construct the module for the Whiterose oil development project, NECL was required to provide a 10% letter of credit guarantee for the duration of construction. This money is in escrow and the joint venture cannot access it until AMKC provides approval at the end of the project. The dollar amount of the letter of credit has been proportionately consolidated and expires in February 2004.

8.         Due to Shareholders

The amount due to shareholders is comprised of a non interest bearing promissory note of Nil (2002 - $313,300) and a non interest bearing amount due to a shareholder of $402,419 (2002 - $315,046). The amount due to shareholder is payable $90,000 on or before September 30, 2003 and the balance payable in four equal instalments payable August 31, 2003, September 30, 2003, October 31, 2003 and November 30, 2003.

The promissory note was fully repaid during 2003.

9.         Long-Term Debt

	2003	2002

Roynat Inc. mortgage maturing in 2008 with interest at Roynat cost of funds plus 3.25% ( 2002 - 6.99%; 2001 6.37%) repayable in monthly principal payments of $7,000, plus interest. The mortgage is collateralized by a first charge on land and building of M&M, and a floating charge on all other assets subject to a prior floating charge in favour of the Canadian Imperial Bank of Commerce (see Note 7)	$437,400	$521,400

Capital leases on equipment, with interest at 5.41% to 12.45% (2002 - 5.4% to 16.3%) compounded semi annually, repayable in blended monthly payments of $13,000 (2002 - $10,200)	$248,92	$166,195

	686,329	687,595
Less: Current portion	158,309	185,925

	$528,020	$501,670

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

9.         Long-Term Debt - (Continued)

Principal repayments on long-term debt in each of the next five years are estimated as follows:

2004	$158,309
2005	147,850
2006	127,175
2007	121,521
2008 and thereafter	131,474

10.      Share Capital

(a)          Authorized

Unlimited Common shares, without par value
Unlimited Class A Preference shares, Series 1
Unlimited Class A Preference shares, Series 2

(b)           Issued
                                              Number of
                                       Shares               Consideration

        Common shares

Balance, as at June 30, 2001	6,273,419	$31,007,289

Issued pursuant to a private placement (i), net of
issue costs of $273,525	1,100,000	6,668,993
Warrants exercised	1,960,000	2,240,000
Options exercised (ii)	277,500	926,550
Settlement of professional fees (iii)	7,726	53,900
Conversion of Preference shares (iv)	960,000	1,200,000

Balance , as at June 30,2002	10,578,645	42,096,732

Issued pursuant to a private placement (v)	1,600,000	1,242,400
Share consolidation (vi)	(8,119,636)	-

Balance, as at June 30, 2003	4,059,009	$43,339,132

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

10.  Share Capital - (Continued)

(i)  During the prior year the Company entered into three private placements with arms length parties as follows:

(a)   The Company issued two allotments of 116,667 (pre-consolidation 350,000) units at a price of US $12.00 (pre-consolidation US $4.00) per unit on November 9, 2001 and November 16, 2001 respectively for gross proceeds of US $2.8 million. Each unit was comprised of 116,667 (pre-consolidation 350,000) common shares and one-tenth of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a purchase price of US $13.35 (pre-consolidation US $4.45) per common share exercisable for a period of six months after closing. On May 9, 2002, 11,667 (pre-consolidation 35,000) warrants expired under their own terms and on May 16, 2002, 11,667 (pre-consolidation 35,000) warrants expired under their own terms.

(b)          On March 13, 2002 the Company issued 133,333 (pre-consolidation 400,000) units at a price of U.S. $12.00 (pre-consolidation US $4.00) per unit for gross proceeds of US $1.6 million. Each unit was comprised of one common share and one tenth of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a purchase price of US $ 13.35 (pre-consolidation US $4.45) per common share exercisable for a period of one year after closing. On March 13, 2003 13,333 (pre-consolidation 40,000) warrants expired under their own terms.

(ii)    On October 4, 2001 the Company issued 6,667 (pre-consolidation 20,000) options to a consultant for professional services. On November 12, 2001 the consultant exercised the 6,667 (pre-consolidation 20,000) options for consideration of $85,000. On November 8th, and 12th consultants exercised 1,333 (pre-consolidation 4,000) and 6,667 (pre-consolidation 20,000) options respectively for total proceeds of $96,000. During the year employees of the Company exercised a total of 77,833 (pre-consolidation 233,500) options for total consideration of $745,550.

(iii)   On October 19, 2001 the Company issued 2,575 (pre-consolidation 7,726) common shares for total consideration of $53,900 to a former professional engaged by the Company for settlement of professional fees.

(iv)   On February 2, 2001 the Company issued 320,000 (pre-consolidation 960,000) Class A Preference shares, Series 2 from treasury to arms length parties. Each Series 2 share carries a 5% cumulative preferred annual dividend. Each Series 2 share is convertible during the first 30 months from the date of issuance into one unit of the Company at the rate of $3.75 (pre-consolidation $1.25) per unit. Each unit is comprised of one common share and one common share purchase warrant. Each common share purchase warrant is exercisable at $4.50 (pre-consolidation $1.50) for one common share for a period of two years after conversion. After 30 months each Series 2 share is convertible into one unit at the weighted average price of the market value of the Company's common shares during the period 10 days prior to conversion (the "Conversion Price"). Each unit is comprised of one common share and one common share purchase warrant exercisable at 10% above the Conversion Price for one common share for a period of two years after conversion. As consideration, $950,000 of promissory notes payable to the shareholders were applied to shareholder loans and $250,000 of cash was received.

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

10.     Share Capital - (Continued)

During the prior year holders of 320,000 (pre-consolidation 960,000) Series 2 Preference shares in the capital of the Company exercised their conversion rights and acquired 320,000 (pre-consolidation 960,000) common shares at $3.75 (pre-consolidation $1.25) per share for total consideration of $1,200,000 and 320,000 (pre-consolidation 960,000) common share purchase warrants with an exercise price of $4.50 (pre-consolidation $1.50) per warrant. The holders subsequently exercised the 320,000 (pre-consolidation 960,000) common share purchase warrants at $4.50 (pre-consolidation $1.50) each for proceeds to the Company of $1,440,000.

(v)    On December 20, 2002 the Company entered into a private placement financing with four arms-length investors. The Company issued four allotments of 133,333 (pre-consolidation 400,000) units at a price of US $1.50 (pre-consolidation US $0.50) per unit for net proceeds of US $800,000. Each unit is comprised of one (1) common share and one common share purchase warrant. Each warrant entitles the holder to purchase one (1) common share at a purchase price of US $1.80 (pre-consolidation US $0.60) per common share exercisable for a period of two years after closing.

(vi)   On the December 30, 2002 at the Annual Meeting of the Shareholders of the Company, the shareholders approved the consolidation of the Company's issued common shares on the basis that every three (3) pre-consolidated common shares will be converted into one (1) post-consolidation common share. On February 11, 2003 the Company filed Articles of Amendment consolidating the issued common shares on a one for three basis.

(c)   Warrants

The following common share purchase warrants are outstanding as at June 30, 2003:

            Number of Warrants         Expiry Date             Price

                    533,332         December 31, 2004             US $ 1.80

The continuity of the common share purchase warrants is as follows:

Number of Warrants
Balance, as at June 30, 2001	1,318,917

Issued to non-controlling shareholders	110,000
Issued upon conversion of Series 2 Preference shares	960,000
Exercised	(1,960,000)
Expired	(292,917)

Balance, as at June 30, 2002	136,000

Expired	(96,000)
Issued pursuant to a private placement	1,600,000
Share consolidation (Note 10 (b)(vi))	(1,093,335)
Expired	(13,333)

Balance, as at June 30, 2003	533,332

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

10.  Share Capital - (Continued)

(d)   Stock Option Plan

The Company has a Stock Option Plan (the "Plan") to provide incentive for the directors, officers, employees, consultants and service providers of the Company and its subsidiaries. The maximum number of shares which may be set aside for issuance under the Plan is 20% of the outstanding common shares (811,802 common shares at June 30, 2003 (2002 266,667 (pre-consolidation 800,000) common shares)). At June 30, 2003 there was Nil options outstanding.

The continuity of stock options is as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price

Balance, June 30, 2001	255,000	$8.46

Issued	342,500	18.54
Expired	(25,000)	12.00
Exercised	(277,500)	10.02

Balance, June 30, 2002	295,000	18.42

Share consolidation	(196,667)	-
Cancelled	(98,333)	18.42

Balance, June 30, 2003	-	$-

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

11.   Income Taxes

Significant components of the Company's future tax assets and liabilities are as follows:

	2003	2002

Future income tax assets:
Non-capital loss carryforwards	$3,335,680	$4,016,968
Capital losses	1,540,890	2,172,389
Oil and gas properties	245,400	578,230
Capital assets	80,060	-
Investments	131,690	168,246
Other	6,020	-

	5,339,740	6,935,833
Non-capital losses applied	(448,140)	(773,833)
Valuation allowance	(4,891,600)	(5,567,000))

	$-	$595,000

Current portion	$-	$61,473

Long term portion	$-	$533,527

Future income tax liabilities
Capital assets	$-	$(119,375)
Unbilled revenue	(648,450)	(985,495)
Holdbacks	(99,790)	(123,563)
Other	(2,800)	-

	(751,040)	(1,228,433)
Non capital losses applied	448,140	773,833

	$(302,900)	$(454,600)

Current portion	$(302,900)	$(432,490)

Long term portion	$-	$(22,110)

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

11.       Income Taxes - (Continued)

The Company's provision for income taxes is comprised as follows:

	2003	2002	2001

Net loss from continuing operations	$(7,601,141)	$(536,535)	$(2,222,506)

Combined federal and provincial income tax rate	38%	39%	43%

Recovery of income tax calculated at
statutory rates	$(2,888,434)	$(209,249)	$(955,678)
Increase (decrease) in taxes resulting from:
Non-deductible expenses	32,305	21,263	672,578
Amortization of goodwill	-	-	112,000
Depletion of oil and gas properties	140,364	146,883	20,000
Other	(62,292)	133,938	-
Benefits of previously unrecorded losses	-	-	(1,097,000)
Change in tax rates	1,638,449	-	-
Contingent loss	2,261,343	-	-
Valuation allowance adjustment	(675,400)	502,000	-

Provision for income taxes	$446,335	$594,835	$(1,248,100)

The Company and its subsidiaries have non-capital losses of approximately $10,742,000 which are available to reduce future taxable income. These non-capital losses expire as follows:

2004	$888,000
2005	2,887,000
2006	1,938,000
2007	1,401,000
2008	1,319,000
2009	1,183,000
2010	1,126,000

12.  Other Income

Included in other income is a gain on sale of marketable securities of $96,097. Also included is interest income on invested cash. During 2002 included in other income is a litigation settlement of $650,000 related to a claim against a company with respect to an asset purchase agreement. Also included in 2002 is an overprovision for costs related to the Port aux Basques property settled for $214,500 less than accrued. The balance of other income in 2002 relates primarily to credits received for workers compensation adjustments of primarily years.

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

13.  Changes in Working Capital and Non-Cash Transactions

Non-cash working capital transactions relating to funds from operations are as follows:

	2003	2002	2001

Accounts receivables	$(1,285,263)	$(887,115)	$(997,513)
Inventories and unbilled revenue	258,175	(1,612,963)	485,491
Prepaid expenses	(181,107)	7,711	13,758
Accounts payable and accrued liabilities	1,725,302	(124,855)	(724,800)
Deferred revenue	2,399,086	-	-
Restricted cash	(1,218,070)	-	-

	$1,698,123	$(2,617,222)	$(1,223,064)

(a) Supplemental Cash Flow Information

	2003	2002	2001

Cash paid for interest	$273,658	$136,009	$256,488

(b)   Non-Cash Transactions

The Company entered into the following non-cash transactions:

	2003	2002	2001

Shares issued pursuant to settlement
of professional fees	$-	$53,900	$-
Shares issued pursuant to private
placement in settlement of
promissory notes	-	-	950,000
Shares issued pursuant to exercise
of warrant in settlement of
promissory notes	-	480,000	-
Shares issued for acquisition of Oil
and Gas Properties	-	-	335,000
Capital assets purchased through
capital leases	195,841	57,340	95,694

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

14.  Commitments

Operating Leases

The Company has entered into agreements to lease vehicles and office equipment for various periods until the year 2007. The minimum rental commitments under operating leases are estimated as follows:

2004	$158,309
2005	147,849
2006	127,175
2007	121,521
2008	114,074

$668,928

15.   Financial Instruments

The carrying values of the financial instruments of the Company, with the exception of long term debt, approximate fair values due to the short term maturities and normal trade credit terms of those instruments. Included in cash is $1,067,486 (2002 - $2,613,213) held at one financial institution and $2,975,709 (2002 - $2,693,179) held at financial intermediaries.

The fair value of long term debt approximates its carrying value in 2002 and 2003 as the terms are variable based on the Roynat cost of funds. The fair value of the amounts due to shareholders could not be reasonably determined as there is no comparable market data for this amount.

The Company provides services and sells its products to many customers. Two customers represent 53% (2002 - four customers represents 59%) of the trade accounts receivable at year end. One customer represents 33% (2002 - one customer represents 32%; 2001 - one customer represents 40%) of the revenue for the year. Four suppliers represent 29% (2002 - two suppliers represent 28%) of the trade accounts payable at year end.

From time to time the Company may be required to arrange bonding on contract bids.

Included in administrative expenses is $122,440 in foreign exchange losses.

16.   Per Share Information

In 2001 the Company adopted the treasury method for computing earnings per share and fully diluted earnings per share. The treasury method has been applied retroactively. Net loss per share has been determined using the weighted average number of common shares outstanding as at June 30, 2003 - 3,806,224 (2002 - 2,212,795; 2001 - 1,418,834).

In each of the fiscal years the exercise of warrants and stock options would be anti-dilutive.

The weighted average number of common shares and net loss per share figures for prior year have been retroactively restated for the reverse stock split.

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

17.   Reconciliation to Accounting Principles
Generally Accepted in the United States

The Company's accounting policies do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except for the following:

(a)          Stock Options

Under US GAAP (FAS 123), stock options granted to consultants are recognized as an expense based on their fair value at the date of grant. Prior to the adoption of the Canadian Institute Chartered Accountants ("CICA") section 3870, under Canadian GAAP the options were disclosed and no compensation expense was recorded. The calculation for the compensation of $ Nil (2002 - $8,621, 2001 - $112,040) is based on the Black Scholes option pricing model with the assumption that no dividends are to be paid on common shares, a weighted average volatility factor for the Company's share price of Nil (2002 - 0.31, 2001 - 0.64) for Nil (2002 - 6,667, 2001 - 23,333 and 6,667) options issued during fiscal 2003 and a weighted average risk free interest rate of 5% over a four year period and a fair value of options of $Nil (2002 - $1.29, 2001 - $4.29 and $1.80 respectively) and a share price of $Nil (2002 - $8.10, 2001 - $9.30 and $4.50 respectively).

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

Other comprehensive income includes the unrealized holding gains and losses on the available-for-sale securities see Note 17(a).

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

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

(h)   Recently issued Accounting Standards

In March 2000, the Financial Accounting Standards Board Issued FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation", an interpretation of APB Opinion No. 25. The Company adopted the interpretation on July 1, 2000. Among other things, the Interpretation requires that stock options that have been modified to reduce the exercise price be accounted for as variable. As of July 1, 2000, under the provisions of Interpretation No. 44, any options that are considered repriced are accounted for as variable options from that date forward. Therefore, the option value will be re-measured at the end of each period using the greater of the exercise price or the July 1, 2000 fair market value as the basis for determining increases in the intrinsic value of the options. During 2001, the Company repriced 19,167 (pre-consolidation 57,500) options with an intrinsic value of $92,000 which has been included in the compensation expense adjustment. During 2002, these repriced options were exercised and an additional intrinsic value of $102,550 was recorded to the compensation expense adjustment on their respective measurement dates.

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

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

In 2002, goodwill was recorded net of a transitional impairment loss of $2,056,832 and accumulated amortization prior to adoption of $615,417 (2002 - $615,417) resulting in no remaining goodwill.

The adjusted net loss from continuing operations per US GAAP, basic and diluted net loss per share from continuing operations and basic and diluted net loss per share for the comparative fiscal year ending June 30, 2001 if no amortization was recorded in that year is follows:

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

17.   Reconciliation to Accounting Principles
Generally Accepted in the United States - (Continued)

(h)   Recently Issued United States Accounting Standards (continued)

	2003	2002	2001

Reported net loss from continuing
operations per US GAAP	$(8,047,476)	$(2,441,721)	$(1,357,753)
Add back:Goodwill amortization	-	-	-261,258

Adjusted net loss from continuing
operations per US GAAP	$(8,047,476)	$(2,441,721)	$(1,096,495)

Basic and diluted net loss per share from
continuing operations per US GAAP
Reported net loss from continuing
operations per US GAAP	$(2.11)	$(1.10)	$(0.96)
Goodwill amortization	-	-	0.18

Adjusted net loss from continuing
operations	$(2.11)	$(1.10)	$(0.78)

Basic and diluted net loss per share
per US GAAP:
Reported net loss per US GAAP	$(2.11)	$(2.03)	$(2.83)
Goodwill amortization	-	-	0.18

Adjusted net loss for the year
per US GAAP	$(2.11)	$(2.03)	$(2.65)

In August 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for the fiscal year ending June 30, 2003. The Company has early adopted the new CICA Section 3110 Asset Retirement Obligations for Canadian GAAP purposes as disclosed in Note 5. Section 3110 is similar to SFAS 143 except for the transitional provisions. Under US GAAP, the cumulative effect of the change in accounting principle would be shown and no retroactive adjustment would be made to the comparative figures. Under US GAAP, the cumulative effect of the change in accounting principle was considered to be immaterial.

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

17.   Reconciliation to Accounting Principles
Generally Accepted in the United States - (Continued)

(h)   Recently Issued United States Accounting Standards (continued)

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at the date the liability is incurred and is measured and recorded at fair value. This is effective for exits or disposal activities initiated after December 31, 2002. The adoption of this statement did not have a material impact on its financial position and results of operation.

In November 2002, the FASB published Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". The Interpretation expands on FAS 5, "Accounting for Contingencies", FAS 57, "Related Party Disclosures" and FAS 107, "Disclosures about Fair Value of Financial Instruments". It also incorporates, without change, Interpretation No. 34, "Disclosure of Indirect Guarantees". The Interpretation elaborates on the existing disclosure requirements for most guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The Interpretation is to be applied on a prospective basis to guarantees issued or modified after December 31, 2002, except for the disclosure requirements that are effective for interim or annual financial statements with periods ending after December 15, 2002. The adoption of this statement did not have a material effect on the financial position or results of operations.

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

17.   Reconciliation to Accounting Principles
Generally Accepted in the United States - (Continued)

(h)   Recently Issued United States Accounting Standards (continued)

In January 2003, the FASB issued Financial Interpretation 46 "Accounting for Variable Interest Entities" ("FIN 46") that will require the consolidation of certain entities that are controlled through financial interests that indicate control (referred to as "variable interests"). Variable interests are the rights or obligations that convey economic gains or losses from changes in the values of the entity's assets or liabilities. The holder of the majority of an entity's variable interests will be required to consolidate the variable interest entity. The Company does not believe FIN 46 will result in the consolidation of any additional entities that existed at June 30, 2003.

In December 2003, the FASB issued FSAF No. 148. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of this statement had no effect on the financial position or results of operations.

In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." The changes are intended to improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. Additionally, those changes are expected to result in more consistent reporting of contracts as either derivatives or hybrid instruments.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity. It also requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective generally at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. It is to be implemented by reporting a cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of this statement did not have a material effect on the financial position or results of operations.

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

17.   Reconciliation to Accounting Principles
Generally Accepted in the United States - (Continued)

If US GAAP as allowed by Item 17/18 of Form 20F were followed, the effect on the consolidated balance sheet would be as follows:

	2003	2002

Total assets per Canadian GAAP	$28,834,961	$25,415,063
Unrealized gain on marketable securities (e)	50,612	-
Writedown oil and gas properties (g)	(1,044,000)	(1,044,000)
Site restoration	-	(100,960)

Total assets per US GAAP	$27,841,573	$24,270,103

Total liabilities per Canadian GAAP	$17,581,355	$7,356,381
Site restoration	-	(100,960)

Total liabilities per US GAAP	$17,581,355	$7,255,421

Total shareholders' equity per Canadian GAAP	$11,253,606	$18,058,682
Other paid in capital adjustment per US GAAP
Compensation expense (a)	413,102	413,102
Debt discount (b)	683,162	683,162
Accumulated other comprehensive income
Unrealized gain on marketable securities (e)	50,612	-
Deficit adjustments per US GAAP
Amortization of debt discount	(683,162)	(683,162)
Compensation expense	(413,102)	(413,102)
Writedown oil and gas properties	(1,044,000)	(1,044,000)

Total shareholders' equity per US GAAP	$10,260,218	$17,014,682

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

17.   Reconciliation to Accounting Principles
Generally Accepted in the United States - (Continued)

If US GAAP by Item 17/18 of Form 20F were followed, the effect on the consolidated statements of loss and comprehensive loss would be as follows:

	2003	2002	2001

Net loss from continuing operations
according to Canadian GAAP	$(8,047,476)	$(1,131,370)	$(974,406)
Compensation expense adjustment (a)	-	(111,171)	(204,040)
Amortization of debt discount (b)	-	(155,180)	(179,307)
Writedown oil and gas properties (g)	-	(1,044,000)	-

Net loss from continuing operations
according to US GAAP	(8,047,476)	(2,441,721)	(1,357,753)
Loss from discontinued operations	-	-	(2,660,510)

Net loss according to US GAAP before
cumulative effect of a change in accounting
principle	(8,047,476)	(2,441,721)	(4,018,263)
Cumulative effect of a change in accounting
principle	-	(2,056,832)	-

Net loss according to US GAAP	(8,047,476)	(4,498,553)	(4,018,263)
Unrealized (loss) gain on
marketable securities (e)	50,612	(34,077)	34,077

Comprehensive net loss according to
US GAAP	$(7,996,864)	$(4,532,630)	$(3,984,186)

Net loss according to US GAAP	$(8,047,476)	$(4,498,553)	$(4,018,263)
Deemed dividend on preferred shares (f)	-	-	(420,000)

Net loss available for common shareholders	$(8,047,476)	$(4,498,553)	$(4,438,263)

Basic and diluted net loss per common
share from continuing operations
according to US GAAP	$(2.11)	$(1.10)	$(0.96)

Loss per common share for the cumulative
effect of a change in accounting
principle for GAAP	$-	$(0.93)	$-

Basic and diluted net loss per common
share according to US GAAP	$(2.11)	$(2.03)	$(2.83)

Shares used in the computation of basic
and diluted earnings per share	3,806,224	2,212,795	1,418,834

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

18.   Subsequent Event

On October 11, 2003 pursuant to an Arbitration Award, VBC agreed to transfer an additional 500,000 equity shares held by it in KEOPL of par value of INR 10 each aggregating to INR 5 million (approximately Cdn$150,000) to the Company as special consideration arising out of an increase in the equity of KEOPL.

Pursuant to the Arbitration Agreement, VBC shall be required to buy the 11,348,200 shares in KEOPL for consideration of INR 113,482,000 (approximately Cdn$3.3 million) on or before the earlier event of 60 days after the first disbursal of funds on Financial Closure of the Project and March 31, 2004. The Company shall at its option upon written notice to VBC offer to sell and VBC shall be required to buy the 500,000 equity shares of KEOPL at the par value of INR 5 million on or before the same dates mentioned above. If VBC does not buy back or pay for the shares by March 31, 2004 interest of 12% will be charged per annum.

19.   Segmented Information

The Company's operations are separated into two distinct segments; the Industrial & Offshore Division, consisting of the operations of M&M and its wholly-owned subsidiary MMO, and the Oil & Gas Division performing oil and gas exploration and production. M&M and MMO are mechanical contracting and fabrication companies, performing installation, erection, welding, maintenance and ancillary fabrication services. All reportable segments are located in Canada.

The following is the Company's segmented information for continuing operations:

For the year ended June 30, 2003

	Industrial &
	Offshore	Oil & Gas		2003
	Division	Division	Corporate	Total

Revenue	$25,389,716	$579,749	$-	$25,969,465

Interest expense	268,443	-	5,215	273,658

Amortization	316,623	416,937	-	733,560

Net earnings (loss) from
continuing operations	$48,568	$(116,377)	$(7,979,667)	$(8,047,476)

Capital assets and Oil and
Gas Interests	$3,166,786	$4,444,038	$-	$7,610,824

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

19.   Segmented Information (continued)

For the year ended June 30, 2002

	Industrial &
	Offshore	Oil & Gas		2002
	Division	Division	Corporate	Total

Revenue	$21,561,858	$448,463	$-	$22,010,321

Interest expense	131,084	-	4,925	136,009

Amortization	321,991	376,622	-	698,613

Net earnings (loss) from
continuing operations	$187,642	$(690,758)	$(628,254)	$(1,131,370)

Capital assets and Oil and
Gas Interests	$2,834,859	$4,501,038	$-	$7,335,897

For the year ended June 30, 2001

	Industrial &
	Offshore	Oil & Gas		2001
	Division	Division	Corporate	Total

Revenue	$18,770,318	$313,490	$-	$19,083,808

Interest expense	251,592	-	4,896	256,488

Amortization	631,634	45,364	-	676,998

Net earnings (loss) from
continuing operations	$(2,100,005)	$1,239,633	$(114,034)	$(974,406)

20.   Discontinued Operations

Effective June 30, 2001 the Company adopted a formal plan to dispose of its power segment of business (the "Power Division").

Karnataka Project

On April 22, 1999, the Karnataka Power Transmission Corporation Limited (formerly Karnataka Electricity Board) ("KPTCL") executed a Power Purchase Agreement ("PPA") with Euro India Power Canara Limited ("EIPCL"), a limited liability company incorporated in India. The Company has a 64% interest in EIPCL through its wholly owned subsidiary EPS Karnataka Power Corp., a company incorporated in Ontario. EIPCL is inactive. (See Note 23 Contingent Liabilities).

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

20.   Discontinued Operations - (Continued)

Andhra Pradesh Project (see Note 2 and 18)

The results of the Power Division have been accounted for as discontinued operations. Estimated disposal costs have been included in the loss from discontinued operations.

The accounting for these discontinued operations is summarized as follows:

	2003	2002	2001

Revenues	$-	-	$-

Earnings (loss) from operations	-	-	(48,414)

Loss from disposal of operations	-	-	(2,612,096)

Loss from discontinued operations	$-	$-	$(2,660,510))

The Company's consolidated balance sheets include the following amounts related to the discontinued operations:

	2003	2002

Investment	$3,500,000	$3,500,000

Total net assets	$3,500,000	$3,500,000

21.  Oakwell Claim Payable

On October 16, 2003 the Company received a decision from the High Court of the Republic of Singapore with respect to a 13-day trial held from May 5, 2003 to May 22, 2003.

The Judge awarded Oakwell Engineering Limited ("Oakwell"), a company incorporated in the Republic of Singapore, US$1.6 million in respect of Oakwell's claim against the Company for the sum of US $2,790,000, and awarded OEL US$2.56 million representing the Judge's assessment of the equivalent to 6.25% of the actual cash available for foreign repatriation from a proposed power project in India (Project) in each of the first five years after the commercial operation date of the Project for a total award of US $4.16 million (approximately Cdn $5.4 million) plus certain legal cost estimated at Cdn $0.5 million.

The Company plans to appeal the decision. A provision of $5.9 million has been made to these financial statements for the claim.

EnerNorth Industries Inc.
(Formerly Energy Power Systems Limited)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2003, 2002 and 2001

22.   Related Party Transactions

Effective June 30, 2003, a Director of the Company was awarded $90,000 as compensation for services rendered during the year on behalf of the Company.

On September 1, 2003 the Company entered into a nine month consulting agreement with another director whereby the Company director would be remunerated US $5,000 per month for services rendered to the Company.

These transactions are in the normal course of business of the Company and measured at the exchange amount.

23.   Contingent Liabilities

(a)   In 1998 a statement of claim has been filed against the Company by a former financial adviser alleging breach of contract. The plaintiff has claimed for special damages in the amount of approximately $240,000 (US $184,197) and entitlement to a success fee of 1% of the gross debt/equity financing of the Andhra Pradesh project less up to 20% of any corporate contributions by the Company or its affiliates. Management believes that the claim is without merit and has filed a counter claim. No correspondence or activity has transpired since 1999 and management believes that the plaintiff has abandoned the litigation. No provision has been made in these financial statements for this claim.

(b)          On August 11, 2003, EIPCL filed a statement of claim against KPTCL for repudiatory breach of PPA and claimed damages in the amount of US $3,835,232 plus costs and interest. On October 7, 2003 KPTCL filed a statement of objection to reject EIPCL's claim with costs stating that EIPCL failed to put up the Barge Mounted Power Plant and claims the sum of Rs 25 crores (approximately US $5,000,000) plus interest.

(b)    Exhibits

1.	Articles of incorporation and bylaws as currently in effect:
1.1*	Articles of Amalgamation effective July 1, 1996 amalgamating Engineering Power Systems Group, Inc. with 1169402 Ontario Inc.
1.2*	Bylaws of Van Ollie Explorations Ltd.
1.3*	Articles of Amendment dated November 17, 1998.
1.4*	Articles of Amendment dated January 29, 1999.
2.	Instruments defining rights of holders of equity or debt securities being registered:
2.1*	Specimen common share certificate
2.2*	See Articles of Amalgamation described above in item 1.1
2.3*	Van Ollie Explorations Limited 1996 Stock Option Plan
2.4*	Form of Stock Option Agreement for Management Stock Options
2.5 *	Warrants to Purchase 580,000 Common Shares issued to Fieldston Traders Limited
3.	Certain material contracts:
3.1*	Agreement of Purchase and Sale of Shares dated as of March 19, 1996 between Core Financial Enterprises Inc., Castle Capital, Inc. and M&M Limited
3.2*	Memorandum of Agreement effective March 19, 1996 between Core Financial Enterprises Inc. and 1169402 Ontario Inc.
3.3*	Share Exchange Agreement made as of March 25, 1996 between 1169402 Ontario Inc. Shareholders, Van Ollie Explorations Limited and 1169402 Ontario Inc.
3.4*	Van Ollie Explorations Limited 1996 Stock Option Plan effective March 25, 1996
3.5*	Agreement made as of April 19, 1996 between Van Ollie Explorations Limited, Fieldston Traders Limited and ASI Holdings, Inc.
3.6*	Agreement of Purchase and Sale executed July 31, 1996 between Engineering Power Systems Group Inc., Castle Capital, Inc., ASI Holdings, Inc. and Atlantic Seaboard Industries Limited
3.7*	Redeemable Convertible Term Note executed July 31, 1996 by Engineering Power Systems Group Inc. in favor of Castle Capital Inc.
3.8*	Debenture ($1,750,000) Issued to RoyNat, Inc, by M&M Engineering Limited dated May 18, 1990
3.9*	Priorities Agreement dated May 18, 1990 between Canadian Imperial Bank of Commerce, RoyNat, Inc. and M&M Engineering Limited
3.10*	Corporate Agreement of Guarantee dated May 18, 1990 by M&M Offshore Limited in favor of RoyNat, Inc.
3.11*	Letter Agreement dated June 6, 1996 between Canadian Imperial Bank of Commerce and M&M Engineering Limited
3.12*	Demand Debenture ($2,600,000) executed October 9, 1992 issued to Enterprise Newfoundland and Labrador Corporation by Atlantic Seaboard Industries Limited
3.13*	Agreements as of September 30, 1996 between Engineering Power Systems Group Inc., Atlantic Seaboard Industries Limited and Enterprise Newfoundland and Labrador Corporation
3.14*	Letter Agreement dated October 17, 1991 between Atlantic Canada Opportunities Agency and Atlantic Seaboard Industries Limited
3.15*	Agreement dated April 4, 1994 between Gateway Seafoods, Inc. and Atlantic Seaboard Industries Limited
3.16*	Lease No. 94873 dated September 8, 1993 to Atlantic Seaboard Industries Limited
3.17*	Grant Pursuant to Lease 94873 to Engineering Power Systems Group Inc.
3.18*	Consulting Agreement dated July 1, 1996 between James C. Cassina and Engineering Power Systems Group Inc.
3.19*	Heads of Agreement dated May 31, 1996 between G.J. Cahill & Co. 1979 Ltd., M&M Offshore Limited, SEA Systems Limited, Westinghouse Canada Inc. and Mobile Valve Repair
3.20*	Technology License' Manufacturing and Machinery Sale Agreement dated as of January 13, 1988 between Vetco Gray Canada Inc. and M&M Engineering Limited, and Addendum dated January 13, 1988
3.21*
Letter Agreement between Tampico Pte. Ltd. and Atlantic Seaboard Industries Limited dated June 18, 1997, awarding Engineering, Procurement & Construction Contracts for two (2) 100 Megawatt Barge Mounted Power Plants for Kakinada, Andhra Pradesh, India

3.22*	Co-Operation Agreement dated as of October 17, 1997, between Oakwell Engineering Limited and Energy Power Systems Group, Inc.
3.23*	Shareholders Agreement dated as of October 17, 1997, between Oakwell Engineering Limited and Engineering Power Systems Group, Inc., relating to EPS Oakwell Power Limited
3.24*	Power Purchase Agreement dated as of March 31, 1997, between the Andhra Pradesh State Electricity Board and Oakwell Engineering Limited Singapore – Project A
3.25*	Power Purchase Agreement dated as of March 31, 1997, between the Andhra Pradesh State Electricity Board and Oakwell Engineering Limited Singapore – Project B
3.26*	Newfoundland Service Alliance Inc. — Newfoundland Certificate of Incorporation dated December 4, 1996
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

3.35*	Engineering and Project Management Contract dated June 30, 1997 between Atlantic Seaboard Industries Ltd. and Merlin Engineering A.S.
3.36*	Letter Agreement dated December 5, 1997 between Atlantic Seaboard Industries Ltd. and JKL-Shipbrokers A.S.
3.37*	Agreement between Engineering Power Systems Group Inc., Merlin Engineering A.S. and Per Huse dated October 12, 1997
3.38*	Memorandum of Understanding among Per Huse, Engineering Power Systems Group Inc. and Merlin Engineering A.S. dated December 15, 1997
3.39*	February 1998 Proposal by SNC-Lavalin Inc. to Engineering Power Systems Group Inc. and Related Correspondence
3.40*	Memorandum of Understanding dated February 23, 1998 between Atlantic Seaboard Industries Limited and SNC-Lavalin Inc.
3.41*	Engineering Power Systems Group Inc. — Amendment to Articles of the Company filed February 24, 1998
3.42*	Letter Agreement dated February 13, 1998 between Oakwell Engineering Limited and Engineering Power Systems Group Inc.
3.43*	Gateway Loan Extension dated January 14, 1998 between Gateway Seafood Inc. and Atlantic Seaboard Industries Ltd.
3.44*	Fuel Supply Agreement dated January 1, 1998 between Indian Oil Corporation Ltd. and EPS Oakwell Power Ltd.
3.45*	Agreement between ASIL and Global Trading of New Jersey, Inc. dated July 23, 1997
3.46**	May 6, 1998 Extension of Cooperation Agreement between Engineering Power Systems Group Inc. and Oakwell Engineering Limited
3.47**	Gateway Loan Extension dated May 5, 1998 between Gateway Seafood Inc. and Atlantic Seaboard Industries Ltd.
3.48****	Remuneration Terms for the Chief Executive Employment Contract dated August 2, 1999
3.49****	Remuneration Agreement for the transfer of all rights in Euro India Power Canara Private Ltd. by and between EPS Karnataka Power Corp. and EuroKapital AGI.K. /Receiver dated October 12, 1999
3.50****	First Amendment to the Remuneration Agreement for the transfer of all Rights in Euro India Power Canara Ltd. dated December 17, 1999
3.51****	Escrow Agreement by and between EPS Karnataka Power Corp., the Court Appointed Receiver for EuroKapital Assets and Mr. Rahul Mathan, Escrow Agent, dated October 13, 1999
3.52****
Asset Purchase Agreement between BFC Construction Corporation and Construction Foundation BFC Limited and Innovative Steam Technologies Ltd. and BFC Industrial-Nicholls Radtke Ltd. and Energy Power Systems Limited dated September 24, 1999

3.53****	Memorandum of Agreement among VBC Ferro Alloys Ltd. and EPS-OAKWELL Power Company Limited, Energy Power Systems Limited and Oakwell Engineering Limited dated July 16, 1999
3.54****	Memorandum of Agreement by and between Engineering Power Systems Group Inc. and CMS Generation Co. dated July 1, 1998
3.55****	Acquisition Agreement dated as of March 9, 1999 between Engineering Power Systems Limited and Fieldston Traders Limited
3.56****	Acquisition Agreement dated March 9, 1999 between Engineering Power Systems Limited and Piccalino Far East Limited
3.57*****	Agreement among VBC Ferro Alloys Ltd. and EPS-Oakwell Power Company Limited, Engineering Power Systems Limited and Oakwell Engineering Limited dated August 10, 2000.
3.58*****	Second Amendment to the Remuneration Agreement for the transfer of all Rights in Euro India Power Canara Ltd. dated February 2, 2000.
3.59******	Articles of Amendment dated February 2, 2001.
3.60******	Purchase and Option Agreement Prince Edward Island Property, Canada dated February 9, 2001.
3.61******	Purchase and Sale Agreement Sibbald Area Alberta and Ontario Property dated March 23, 2001
3.62******	Purchase and Sale Agreement Sibbald Area Alberta dated March 23, 2001
3.63******	Articles of Amendment dated April 4, 2001
3.64******	Purchase and Sale Agreement Kaybob & Bigstone Area Alberta and Ontario Property dated April 6, 2001
3.65******	May 1, 2001 amendment to the August 10, 2000 agreement among VBC Ferro Alloys Ltd. and EPS-Oakwell Power Company Limited, Energy Power Systems Limited and Oakwell Engineering Limited.
3.66******	Agreement for the Purchase and Sale and Conveyance of Assets, Sibbald Property dated June 30, 2001.
3.67*******	Full and Final Mutual Release between Energy Power Systems Limited and BFC Construction Corporation
3.68*******	EnerNorth Industries Inc. (formerly Energy Power Systems Limited) Audit Committee Charter
3.69*******	EnerNorth Industries Inc. (formerly Energy Power Systems Limited) Corporate Code of Conduct
3.70	EnerNorth Industries Inc. Articles of Amendment dated February 11, 2003.
3.71	Arbitration award/agreement

12	Certifications under section 302
13	Certifications under section 906
___________________
*	Previously filed by Registrant as part of Registration Statement on Form 20-F (SEC File No. 0-29586)
**	Previously filed by Registrant as part of Amendment #2 to Registration Statement on Form 20-F on May 18, 1998 (SEC File No. 0-29586)
***	Previously filed by Registrant on Form 6-K on November 30, 1999
****	Previously filed by Registrant as part of Registration Statement on Form 20-F on January 10, 2000 (SEC File No. 0-29586)
*****	Previously filed by Registrant as part of Registration Statement on Form 20-F on January 15, 2001 (SEC File No. 0-29586)
******	Previously filed by Registrant as part of Registration Statement on Form 20-F on December 27, 2001 (SEC File No. 0-29586)
*******	Previously filed by Registrant as part of Registration Statement on Form 20-F on December 19, 2002 (SEC File No. 0-29586)

- -

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
ENERNORTH INDUSTRIES INC. ______________________________________ _ By ___________________________________ Sandra J. Hall, President

Date: ________________________

Exhibit 3.70
Ontario Corporation Number
1186693
Form 3
Business Corporations Act
ARTICLES OF AMENDMENT
 STATUTS DE MODIFICATION
1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
     ENERGY POWER SYSTEMS LIMITED
2. The name of the corporation is changed to (if applicable):(Set out in BLOCK CAPITAL LETTERS)
     ENERNORTH INDUSTRIES INC.
3. Date of incorporation / amalgamation:
                                         1996, 07, 01
--------------------------------------------------------------------------------
                                   (Year, Month, Day)
4. Complete only if there is a change in the number of directors or the minimum / maximum number of directors.
      Not applicable
5. The articles of the corporation are amended as follows:
    (a) The name of the Corporation is hereby changed to EnerNorth Industries Inc.
    (b) The issued and outstanding common shares of the Corporation are hereby consolidated effective the commencement of trading on
          The American Stock Exchange on February 12, 2003, on the basis of one (1) common share for every three (3) issued and outstanding common shares of the Corporation.
6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act.
 7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
                                     2002, 12, 30
 --------------------------------------------------------------------------
                                (Year, Month, Day)
These articles are signed in duplicate.
                      ENERGY POWER SYSTEMS LIMITED
---------------------------------------------------------------------------
                            (Name of the Corporation)
(If the name is to be changed by these articles set out current name)
By/
/s/ Sandra J. Hall                                                       President
-------------------                                                    -----------------------
(Signature)                                                                (Description of Office)

Exhibit 3.71
NOV-21-2003 20:13	4168619623 P.02/08

500R;
[Graphic]

THE HON'BLE ARBITRAL TRIBUNAL

HON'BLE MR. JUSTICE S. RANGANATHAN, CHAIRMAN
HON'BLE MR. JUSTICE RAJINDAR SACHAR, CO-ARBITRATOR
HON'BLE MR. S.RASHOK, CO-ARBITRATOR

IN THE MATTER OF :

M/s. Enernorth Industries Inc
(Formerly Known as Energy Power Systems Ltd.,)
a company incorporated under the laws of Ontario
Canada,
Having its Registered Office at
2 Adelaide Street West,
Suite 301. Toronto, Ontario,
M5H1L6 Canada    ... CLAIMANT

AND
M/s. VBC Ferro Alloys Ltd.,
6-2-913, 3 rd Floor,
Progressive Towers,
Khairatabad,
Hyderabad - 500 004    ... RESPONDENT
[Graphic] [Graphic]

NOV-21-2003 20:14	4168619623 P.03/08

PRESENT

For EnerNorth Industries Inc.

Shri.R.K.Naroola, Director of the Company with Smt. Rita Mukerji

For VBC Ferro Alloys Ltd.,

Shri. C.V.Narasimham, Advocate with Shri. R.B. Kamalakar Rao.

ARBITRAL AWARD ON AGREED TERMS UNDER SECTION 30 (3) OF
THE ARBITRATION AND CONCILIATION ACT, 1996

An application has been filed on behalf of the Enernorth Industries Inc requesting that the arbitration sittings be pre-poned and a final award passed in terms of a settlement arrived at between the parties. A separate joint application signed by both the parties dated 16-09-2003 has also been filed setting out the terms of settlement agreement between the parties which is made an Annexure to this Award.

The dates of hearing had originally been fixed as 9th to 11th October, 2003 in New Delhi. This could not be pre-poned as the time was very short. However, by agreement between both the parties the hearing was fixed for today namely 11-10-2003 at Hyderabad for disposing of the case by way of settlement.

It may be mentioned that the parties to the arbitration were originally M/s. Energy Power Systems Ltd., on the one hand and M/s. VBC Ferro Alloys Ltd., on the other. Subsequently it appears that M/s. Energy Power Systems Ltd., has changed its name into Enernorth Industries Inc. The cause title of the arbitration has therefore to be changed and is amended to read as. follows:

in the matter of arbitration between:

M/s. Enernorth Industries Inc
(Formerly known as Energy Power Systems Ltd.,)            CLAIMANT

AND

[Graphic] [Graphic]

NOV-21-2003 20:15	4168619623 P.04/08

M/s. VBC Ferro Alloys Ltd.,
Hyderabad - 500 004.    ... RESPONDENT

In the joint application filed by the two parties, the details of the settlement arrived at between the parties has bean set out elaborately in paragraph-11 sub paras A to M. Counsel for VBC Ferro Alloys Ltd., a Director of M/s. EnerNorth Industries Inc Sri. Naroola and Authorised Representative or VBC Ferro Alloys Ltd., Mr. R.B. Kamalakar Rao are present. They state that the parties have arrived at the settlement set out in the joint application and pray that the award may be passed in terms of settlement.

ACCORDINGLY WE HEREBY PASS THE FOLLOWING AWARD:

The disputes between the parties are decided in terms of the settlement between the parties set out in the Annexure in Paragraphs 11A to 11M which form the material terms of the settlement and are set out below:

11.    That the agreed terms of settlement between EnerNorth and VBC, the parties to the Arbitral Proceedings, are as follows:

A         .    Subject to provisions hereof, VBC. agrees not to object to the change of name of Energy Power Systems Limited to EnerNorth Industries Inc. as evidenced by the certified copy of the Articles of Amendment dated February 11, 2003, issued by the Ministry of Consumer and Business Services, Ontario, Canada. VBC drops its objection to the interim Application bearing No.2 of 2003 filed by EnerNorth for taking on record the amended memorandum of parties on the condition that EnerNorth and its Directors agree that any payment or promises or representations made to EnerNorth in pursuance hereof is a valid and complete discharge of all claims of EPS against VBC and VBC group Companies including KEOPL. EnerNorth and its Directors indemnify and hold harmless, VBC and KEOPL against any claims, demands, assertions, petitions, decrees and litigation brought by any party, in relation to any matter covered by these presents.

B          .    In view of the change in name of Energy Power Systems Limited to EnerNorth Industries Inc., VBC shall, being the major shareholder of

[Graphic] [Graphic]

NOV-21-2003 20:15	4168619623 P.05/08

KEOPL, within 30 days of the passing of the Arbitral Award on agreed terms, and upon proper application made by EnerNorth / EPS to KEOPL. cause the register of members of KEOPL to incorporate the change in the name of Energy Power Systems Limited to EnerNorth Industries Inc. in the register of members of KEOPL and to effect the consequent change / endorsement in the 12 share certificates representing 11,348,200 shares of KEOPL issued in the name of Energy Power Systems Limited and held by EnerNorth, the details whereof are given in clause 5 above:

The sale and purchase of the above referred 11,348,200 shares of KEOPL held by EnerNorth, in terms of agreement dated 10th August 2000 and the early termination of J.C. Cassina as a Director of KEOPL are the subject matter of the present Arbitral Proceedings.

C          .    VBC shall transfer 500,000 (Five hundred Thousands) equity shares held by it in KEOPL of par value of INR 10 each aggregating to INR 5,000,000 (Five Million only) : to EnerNorth / EPS (without any payment for the same by EnerNorth / EPS) as special consideration arising out of an increase in the equity of the Project Company. The transfer of (500,000 (Five hundred Thousands) equity shares of KEOPL shares shall be made within seven days of passing the Arbitral Award in pursuance hereof.

D          .    Other than the fulfillment of all the terms of this award, EnerNorth / EPS unconditionally confirms that there are no known or current disputes between EnerNorth / EPS and KEOPL or with the VBC group as promoter group of KEOPL and that all the issues between the parties are settled amicably and there are no disputes / claims by EnerNorth / EPS against KEOPL or VBC group. EnerNorth / EPS irrevocably confirms that it has no claims whatsoever against VBC group or KEOPL except its shareholding in KEOPL equity of 11,348,200 equity shares referred to in sub-clause 8 above and the 500,000 shares referred to in sub-clause C above in KEOPL and that referred to in Sub-Clause C above and its rights to sell the aforesaid equity shares to VBC group at par value. VBC Group shall be required to buy the 11,348,200 shares on or before the earlier event of 60 days after the first disbursal on

[Graphic] [Graphic]

NOV-21-2003 20:16	4168619623 P.06/08

Financial Closure (as defined under the PPA) and 31st March 2004 (the "Due Date".) For the sake of clarity, it is hereby confirmed that will VBC purchase 11,348,200 equity shares in KEOPL from EnerNorth / EPS and remit the purchase consideration of INR 113,482,000 (Indian Rupees One Hundred Thirteen Million Four Hundred Eighty Two Thousand only) by tele transfer in equivalent US Dollars to EnerNorth / EPS, on or before 31st March 2004 but in any event no later than March 31, 2004.

E.               EnerNorth / EPS shall sell at its option upon written notice to VBC Group and the VBC Group shall be required to buy the 500,000 shares of KEOPL referred to in Sub-Clause C above, at the par value of Rs.5000.000 which are to be transferred into the name and beneficial ownership of EnerNorth, also on or before the "Due Date" in the same manner as the 11,348,200 shares referred to in Sub-Clause D above.

F.         VBC agrees to purchase the 11,343,200 shares of KEOPL held by EnerNorth / EPS and. remit the purchase consideration of INR 113,482,000 (Indian Rupees One Hundred Thirteen Million Four Hundred Eighty Two Thousand only) by teletransfer in equivalent US Dollars to EnerNorth/EPS on or before the Due Date to Canadian Imperial Bank of Commerce, Main Branch, Commerce Court, Toronto, Ontario, Canada MSL 1G9 Transit # 00002, Account # 02-50007. Swift Code CIBCCATT, Account -Name - EnerNorth Industries Inc. or such other banking coordinates as EnerNorth may, at its sole discretion, elect.

G.        If VBC does not buy back and pay for the shares by the Due date as referred to in Clause D and E above. VBC Shall be liable to pay to EnerNorth, interest at 12% per annum on the value of the unredeemed shares for the period from the "Due Date", till the date of actual payment thereof. Except for the right to obtain payment for the shares on buy back by VBC and any interest that may become due in terms hereof, EnerNorth/EPS shall have no other right to take any action against VBC/KEOPL. VBC hereby undertakes to abide by the terms of this Arbitral award and shall meet the payment obligations hereunder.

[Graphic] [Graphic]

NOV-21-2003 20:16	4168619623 P.07/08

H         .    The entire purchase consideration or INR 118,482,000 (Indian Rupees One Hundred Eighteen Million Four Hundred Eighty Two Thousand only) for 11,848,200 shares of KEOPL presently held by EnerNorth / EPS and those required to be transferred with reference to Sub-Clause C above, together with any interest due thereon in terms hereof shall, after deduction of taxes, if any, and subject to applicable laws and consents / permissions from Government and statutory authorities.

I.         VBC shall have the sole responsibility to obtain necessary permissions / consents / clearances from Government Reserve Bank of India, Income Tax Department etc., as may be required under law for VBC to remit the money to EnerNorth / EPS.

J          .    In view of the settlement arrived at between EnerNorth / EPS and VBC, the parties to the present Arbitral Proceedings, the parties shall withdraw all the legal proceedings pending filed by either of the parties against the other within 7 days of the passing of the Arbitral award on agreed terms.

K         .    EnerNorth / EPS shall not create any charge, liability, third party interest on the equity shares of KEOPL held by EnerNorth / EPS or in any manner encumber the said shares till the same are transferred to VBC or nominee of VBC as per terms of this presents.

L         .    EnerNorth agrees that, provided that VBC is not in breach of this Arbitral Award or in default of its payment obligations to EnerNorth, and in as long as no breach of this Arbitral Award of default of its payment obligations to EnerNorth has actually occurred, it its Directors, its executives or its staff or any others in its control, will not take or cause any action to be taken directly or otherwise, in the nature of any representation, petition, comment, correspondence and the like with any public or private person in India or outside including, without limitation, the Governments of India and Andhra Pradesh, their instrumentalities, Central Electricity Authority, AP Electricity Regulatory Commission, and any Indian or foreign financial institution or bank or any others providing

[Graphic] [Graphic]

NOV-21-2003 20:17	4168619623 P.08/08

or likely to provide financing to the project, that can have adverse effect on the project or VBC or KEOPL in any manner.

M.            As a matter of goodwill, VBC shall invite Mr.J.C.Cassina on the occasion of the Inauguration of the commissioning of the Power Project being implemented by KEOPL giving adequate and sufficient notice thereof, VBC shall make all the arrangements limited to travel from Canada by executive class and appropriate accommodation within India, for Mr. J.C.Cassina to attend the inauguration of the commissioning of the Power

THIS AWARD IS MADE AT HYDERABAD, ON THIS THE 11th DAY OF OCTOBER. 2003.

(S-R.ASHOK)    (S.RANGANATHAN)    (RAJINDAR SACHAR)
Co-Arbitrator    Chairman    Co-Arbitrator

Received a signed copy of the Award    Received a signed copy of the Award

For EnerNorth Industries Inc.    For VBC Ferro Alloys Ltd.

[Graphic][Graphic]
Director    Advocate

[Graphic]