Form 20-F
ENERNORTH INDUSTRIES INC
filed 2004-10-20
CIK 1049021

As filed with the Securities and Exchange Commission on October 19, 2004

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 20-F
(Mark One)

☐    Registration Statement pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

☒    Annual Report pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

    For the fiscal year ended June 30, 2004

☐    Transition Report pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

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

4,059,009 Common Shares as of September 20, 2004

--

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No    ☐                  Inapplicable ☐

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

Yes    ☐   No    ☐    Inapplicable ☒

--

	EnerNorth Industries inc. Form 20-F Annual Report Table of Contents

	PART I

ITEM 1	Identity of Directors, Senior Management and Advisers	5

ITEM 2	Offer Statistics and Expected Timetable	5

ITEM 3	Key Information
	A. Selected Financial Data	5
	B. Capitalization and Indebtedness	10
	C. Reasons for the Offer and Use of Proceeds	10
	D. Risks Factors	11

ITEM 4	Information on the Company	23
	A. History and Development of the Company	25
	B. Business Overview	29
	C. Organizational Structure	36
	D. Property, Plant and Equipment	36

ITEM 5	Operating and Financial Review and Prospects	42
	A. Operating Results	44
	B. Liquidity and Capital Resources	48
	C. Research and Development	50
	D. Trend Information	50
	E. Off-balance Sheet Arrangements	50
	F. Tabular Disclosure of Contractual Obligations	52
	G. Safe Harbor	52

ITEM 6	Directors, Senior Management and Employees	60
	A. Directors and Senior Management	60
	B. Compensation	64
	C. Board Practices	67
	D. Employees	69
	E. Share Ownership	69

ITEM 7	Major Shareholders and Related Party Transactions	71
	A. Major Shareholders	71
	B. Related Party Transactions	72
	C. Interests of Experts and Counsel	74

ITEM 8	Financial Information	75
	A. Consolidated Statements and Other Financial Information	75
	B. Significant Changes	77

ITEM 9	A. The Offer and Listing	77
	B. Plan of Distribution	80
	C. Markets	81
	D. Selling Shareholders	81
	E. Dilution	81
	F. Expenses of the Issue	81

ITEM 10	Additional Information	81
	A. Share Capital	81
	B. Memorandum and Articles of Association	82
	C. Material Contracts	85
	D. Exchange Controls	85
	E. Taxation	86
	F. Information reporting and Backup Withholding	90
	G. Dividends and Paying Agents	91
	H. Statement by Experts	91
	I. Documents on Display	91
	J. Subsidiary Information	90

ITEM 11	Quantitative and Qualitative Information about Market Risk	91

ITEM 12	Description of Securities Other than Equity Securities	93

	PART II

ITEM 13	Defaults, Dividend Arrearages and Delinquencies	94

ITEM 14	Material Modifications to the Rights of
	Security Holders and Use of Proceeds	94

ITEM 15	Controls and Procedures	94

ITEM 16	Reserved	94
ITEM 16A	Audit Committee Financial Expert	94
ITEM 16B	Code of Ethics	95
ITEM 16C	Principal Accountant Fees and Services	95
ITEM 16D	Exemptions From the Listing Standards for Audit Committees	96
ITEM 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	96

ITEM 17	Financial Statements	96
ITEM 18	Financial Statements	96
	PART III
ITEM 19	Exhibits	96

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

A.    SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data of EnerNorth Industries Inc. (formerly Energy Power Systems Limited) ("EnerNorth" or the "Company") for its twelve-month fiscal periods ended June 30, 2000, June 30, 2001, June 30, 2002 June 30, 2003 and June 30, 2004, and are presented pursuant to Canadian Generally Accepted Accounting Principles ("Canadian GAAP").

The selected consolidated statement of operations data set forth below are for the twelve-month fiscal periods ended June 30, 2000, June 30, 2001, June 30, 2002, June 30, 2003 and June 30, 2004, and the selected consolidated balance sheet data set forth below are as of June 30, 2000 through June 30, 2004. The June 30, 2000, June 30, 2001, June 30, 2002, June 30, 2003 and June 30, 2004 statement of operations data and June 30, 2000, June 30, 2001, June 30, 2002, June 30, 2003 and June 30, 2004 balance sheet data are derived from the consolidated financial statements of the Company, which have been audited by BDO Dunwoody LLP, Chartered Accountants. The consolidated balance sheet data set forth below at June 30, 2000, June 30, 2001 and June 30, 2002 and operations data for the years ended June 30, 2000 and June 30, 2001 are derived from audited financial statements not included elsewhere in this Annual Report.

The selected financial data should be read in conjunction with the consolidated financial statements of the Company for the years ended June 30, 2004, June 30, 2003 and June 30, 2002 included elsewhere in this Annual Report and with "Item 5 - Operating and Financial Review and Prospects" below.

EnerNorth Industries Inc.
Presented Pursuant to Canadian Generally Accepted Accounting Principles
(Canadian $000s, Except % Items and Per Share Data)

	As of and for the Twelve Month Period Ended June 30,
	2000	2001	2002	2003	2004
	(Audited)
Statement of Operations Data:
Revenue — Industrial & Offshore Division (1)	$18,924	$18,770	$21,562	$25,389	$33,406
Revenue — Oil & Gas Division(1)	-	314	448	580	660
Total Revenue	18,924	19,084	22,010	25,969	34,066
Cost of revenue — Industrial & Offshore Division(1)	15,128	16,420	18,400	21,660	27,749
Cost of revenue — Oil and Gas Division(1)	-	151	637	696	751
Total cost of revenue	15,128	16,571	19,037	22,356	28,500
Gross profit — Industrial & Offshore Division(1)	3,796	2,350	3,162	3,729	5,657
Gross profit — Oil & Gas Division(1)	-	163	(189)	(116)	(91)
Total gross profit	3,796	2,513	2,973	3,613	5,566
Income (loss) from operations before minority interest and income tax	(892)	(1,966)	(428)	(7,511)	(2,143)
Interest expense	214	257	136	274	173
Gain on sale of marketable securities	-	-	22	96	15
Interest income	-	-	5	88	187
Net loss from continuing operations before minority interest and income taxes	(1,106)	(2,223)	(537)	(7,601)	(2,114)
Income taxes (benefit)	331	(1,248)	594	446	29
Net loss from continuing operations before minority interest	(1,437)	(975)	(1,131)	(8,047)	(2,143)
Minority interest	-	-	-	-	75
Net loss from continuing operations	(1,437)	(975)	(1,131)	(8,047)	(2,218)
Loss from discontinued operations(3)	(1,251)	(2,660)	-	-	-
Net loss	(2,688)	(3,635)	(1,131)	(8,047)	(2,218)
Weighted average common shares outstanding(2)	1,045	1,419	2,213	3,806	4,059
Net loss from continuing Operations per share	$(1.37)	$(0.69)	$(0.51)	$(2.11)	$(0.55)
Net loss per share	$(2.57)	$(2.56)	$(0.51)	$(2.11)	$(0.55)

- -

	As of and for the Twelve Month Period Ended June 30,
	2000	2001	2002	2003	2004
	(Audited)
Other Financial Data:

Cash flows provided by (used in)
Operating activities	(2,529)	(1,313)	(2,021)	622	(3,053)
Investing activities	6,597	1,150	(2,999)	(897)	(2,661)
Financing activities	(2,534)	(365)	9,387	1,394	(415)

Purchase of capital assets for cash	181	214	163	473	156
Purchase of oil and gas properties for cash	-	1,728	2,759	355	1,740
Gross profit margin - Industrial & Offshore Division	20%	13%	15%	15%	17%
Gross profit margin - Oil & Gas Division	-	52%	(42%)	(20%)	(14%)

Balance Sheet Information:
Working capital (deficiency)	$(1,925)	$4,205	$7,314	$777	$815
Total assets	23,511	19,050	25,415	28,835	23,263
Due to shareholders, less current portion	1,842	350	-	-	-
Total long-term debt, less current portion	738	646	502	528	542
Non-controlling interest	-	-	-	-	75
Shareholders' equity	12,107	11,357	18,059	11,254	7,090
____________________
(1)	Divisional information is presented based on the operations of the subsidiaries within the division. Head office expenses are presented separately.
(2)	Adjusted for a four-for-one share consolidation effective February 2, 2001, and a three-for-one share consolidation effective February 11, 2003.
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

(4)	Selected Financial Data should be read in conjunction with "Item 5 - Operating and Financial Review and Prospects - Critical Accounting Principles and Critical Accounting Estimates" below.

The following table sets forth selected consolidated financial data of the Company as set forth in the preceding table, as reconciled pursuant to United States Generally Accepted Accounting Principles as allowed by Item 17/18 of Form 20F:

EnerNorth Industries Inc.
Presented Pursuant to United States Generally Accepted Accounting Principles
(Canadian $000s, Except % Items and Per Share Data)

	As of and for the Twelve Month Period Ended June 30,
	2000	2001	2002	2003	2004
	(Audited)
Statement of Operations Data:
Revenue — Industrial & Offshore Division (1)	$18,924	$18,770	$21,562	$25,389	$33,406
Revenue — Oil & Gas Division(1)	-	314	448	580	660
Total revenue	18,924	19,084	22,010	25,969	34,066
Cost of revenue — Industrial & Offshore Division(1)	15,128	16,420	18,400	21,660	27,749
Cost of revenue — Oil and Gas Division(1)	-	151	1,681	696	1,908
Total cost of revenue	15,128	16,571	20,081	22,356	29,657
Gross profit — Industrial & Offshore Division(1)	3,796	2,350	3,162	3,729	5,657
Gross profit — Oil & Gas Division(1)	-	163	(1,233)	(116)	(1,248)
Total gross profit	3,796	2,513	1,929	3,613	4,409
Income (loss) from operations	(892)	(2,170)	(1,583)	(7,511)	(3,300)
Interest expense	563	436	291	274	173
Gain (loss) on sale of marketable securities	-	-	22	96	15
Interest income	-	-	5	88	187
Net loss from continuing operations before minority interest and income taxes	(1,455)	(2,606)	(1,847)	(7,601)	(3,271)
Income taxes (benefit)	331	(1,248)	594	446	29
Net loss from continuing operations before minority interest	(1,786)	(1,358)	(2,441)	(8,047)	(3,300)
Minority interest	-	-	-	-	75
Net loss from continuing operations	(1,786)	(1,358)	(2,441)	(8,047)	(3,375)
Loss from discontinued operations (3)	(1,251)	(2,660)	-	-	-
Cumulative effect of a change in accounting principle	-	-	2,057	-	-
Net loss	(3,037)	(4,018)	(4,498)	(8,047)	(3,375)
Deemed dividend on preferred shares	-	420	-	-	-
Net loss available for common shareholders	(3,037)	(4,438)	(4,498)	(8,047)	(3,375)
Weighted average common shares outstanding(2)	1,045	1,419	2,213	3,806	4,059
Net loss from continuing Operations per share	$(1.71)	$(0.96)	$(1.10)	$($2.11)	$(0.83)
Net loss per share	$(2.91)	$(2.83)	$(2.03)	$($2.11)	$(0.83)

- -

	As of and for the Twelve Month Period Ended June 30,
	2000	2001	2002	2003	2004
	(Audited)

Other Financial Data:

Cash flows provided by (used in)
Operating activities	(2,529)	(1,313)	(2,021)	622	(3,053)
Investing activities	6,597	1,150	(2,999)	(897)	(2,661)
Financing activities	(2,534)	(365)	9,387	1,394	(415)

Purchase of capital assets for cash	181	214	163	473	156
Purchase of oil and gas properties for cash	-	1,728	2,759	355	1,740
Gross profit margin - Industrial & Offshore Division	20%	13%	15%	15%	17%
Gross profit margin - Oil & Gas Division	-	43%	(275%)	(20%)	(189%)

Balance Sheet Information:
Working capital (deficiency)	$(1,812)	$4,321	$7,314	$828	$815
Total assets	23,511	19,084	24,270	27,842	23,116
Due to shareholders, less current portion	1,736	277	-	-	-
Total long-term debt, less current portion	738	646	502	528	542
Non-controlling interest	-	-	-	-	75
Shareholders' equity	12,326	11,546	17,015	10,260	6,944
____________________
(1)	Divisional information is presented based on the operations of the subsidiaries within the division. Head office expenses are presented separately.
(2)	Adjusted for a four-for-one share consolidation effective February 2, 2001, and a three-for-one share consolidation effective February 11, 2003.
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

(4)	Selected Financial Data should be read in conjunction with "Item 5 - Operating and Financial Review and Prospects - Critical Accounting Principles and Critical Accounting Estimates" below.

- -

Exchange Rate Information

The Company's accounts are maintained in Canadian dollars. In this Annual Report, all dollar amounts are expressed in Canadian dollars except where otherwise indicated.

The exchange rate used for the purpose of this Annual Report (other than financial statement information) for the conversion of Canadian dollars ("CDN $") into United States dollars ("US $") was US $0.77 as of September 20, 2004). The following table sets forth the exchange rates for the conversion of one Canadian dollar into one United States dollar at the end of the following periods, the high and low rates of exchange for such periods, and the average exchange rates for the periods (based upon the average of the exchange rates on the last day of each month during the periods). The rates of exchange set forth below are derived from the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The source of this data is the Federal Reserve Bulletin and Digest.

	2004	2003	2002	2001	2000
Period End	0.75	0.75	0.66	0.66	0.68
Low	0.70	0.63	0.62	0.63	0.66
High	0.78	0.75	0.66	0.68	0.70
Average*	0.75	0.67	0.64	0.66	0.68

*Calculated by using the average of the exchange rates on the last day of each month during the period.

	2004
	September	August	July	June	May	April
High	0.77	0.77	0.76	0.74	0.76	0.74
Low	0.77	0.75	0.74	0.72	0.73	0.72

The rate of exchange for the conversion of United States dollars into Canadian dollars at September 20, 2004 was (US $1 = CDN $0.77).

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

General Risk Factors

Need for additional capital. Both the exploration and development of oil and gas reserves (through the Oil & Gas Division) and the construction and fabrication of infrastructure projects (through the Industrial and Offshore Division) can be capital-intensive businesses. The Company makes, and will continue to make, substantial expenditures for the exploration of oil and gas, and the construction and fabrication of infrastructure projects. Historically, the Company has financed operations primarily with proceeds from the sale of its equity securities in private offerings. The Company intends to satisfy any additional working capital requirements from cash flow and by raising capital through public or private sales of debt or equity securities, debt financing or short-term loans, or a combination of the foregoing. The Company has no current arrangements for obtaining additional capital, and no assurance can be given that the Company will be able to secure additional capital, or on terms which will not be objectionable to the Company or its then existing shareholders. Under such circumstances, the failure or inability of the Company to obtain additional capital on acceptable terms or at all could have a material adverse effect on the Company. The Company also has an unfunded liability in the amount of CDN $7,915,681 in relation to a Singapore Judgment against the Company (See "Oakwell Litigation", "Item 5 - Operating and Financial Review and Prospects - Critical Accounting Estimates" and "Item 8A7 - Litigation" below). If the Singapore Judgment is enforced in Ontario, the Company’s financial condition would be materially and adversely affected.

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

Foreign exchange. As energy commodity prices are primarily priced in US dollars a portion of our revenue stream is affected by U.S./Canadian dollar exchange rates. We do not hedge this exposure. While to date this exposure has not been material it may become so in the future. In addition to oil and gas commodity prices our investment in KEOPL is priced in Indian Rupees ("INR"). As the Canadian dollar appreciates the value of our investment depreciates.

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

Kyoto Protocol. Canada has ratified the Kyoto Protocol (the "Protocol"). This protocol calls for Canada to reduce its greenhouse gas emissions to six percent below 1990 levels during the period between 2008 and 2012. The Protocol will only become legally binding when it is ratified by at least 55 countries, covering at least 55 percent of the emissions addressed by the Protocol. If the Protocol is ratified and becomes legally binding, it is expected to affect the operation of all industries in Canada, in particular the oil and gas industry. Canada ratified the Kyoto Protocol in late 2002. Although the federal government has not released details of any implementation plan which could result in increased operating costs and capital expenditures, it has stated that it intends to limit the emission reduction targets for the industry.

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

    Exposure to Foreign Legal Proceedings. Enernorth, and all Canadian companies that do business outside of Canada, is subject to the risk that its assets in Canada can be seized by foreign parties based on judgments emanating from the courts of other countries.

    The Canadian law on this topic was set out in a landmark decision of the Supreme Court of Canada, Beals v. Saldanha, in 2003. The decision held that where a foreign court has a "real and substantial connection" to the subject matter of litigation, a decision of that court is presumed to be enforceable in Canada against a Canadian company, subject only to certain narrow exceptions.

    The real and substantial connection test is almost always met when a Canadian company is doing business or contracting with a party located in a foreign jurisdiction. This means that the risk of being subject to a foreign judgment exists whenever there is business conducted abroad.

    The foreign judgment will be enforced even if the foreign court is wrong in its application of its own law and even where the amount of a judgment is way out of proportion to what could be obtained in a Canadian court. Clear proof that lies were told to a foreign court may be relevant only if they concerned facts that could not have been discovered prior to the trial in the foreign jurisdiction. As a practical matter, a Canadian company’s ability to resist enforcement in Canada of a foreign judgment now depends on the ability of the company to demonstrate to the satisfaction of a Canadian Court that the foreign judgment was biased, corrupt or subject to political interference. This is a difficult thing to do even when bias, corruption and political interference in the judiciary are well known features of a foreign country's public sector.

    There are no limits, at present, on the legal or political character of those jurisdictions whose judgments will be enforced. On the contrary, the presumption is that the judgments of all jurisdictions should be equally enforceable.

    The economic risks associated with this legal regime are twofold. First, a company sued abroad must defend the proceeding, even if it is unfounded, frivolous or without merit. The costs of defending abroad may be considerable. Second, and even more significantly, assets located in Canada are now exposed to foreign judgments that are grossly excessive or which result from meritless proceedings which would not have resulted in a judgment in Canada.

Legal Proceedings. As of the date of this Annual Report, the Company has pending litigation, actions or proceedings as described below of which could have a material effect on the Company's financial condition or profitability.

Oakwell Litigation

In August 2002 the Company was named as a defendant in the High Court of Singapore, Oakwell Engineering Limited ("Oakwell") vs. the Company, Suit No. 997 of 2002/V. On October 16, 2003 the High Court of the Republic of Singapore ordered the Company to pay Oakwell US $5,657,000 (approximately CDN $7,580,000) plus costs (the "Judgment"). On November 13, 2003 the Company appealed the Judgment to the Court of Appeal of the Republic of Singapore (Civil Appeal No. 129 of 2003/Y). That Court dismissed the appeal on April 27, 2004 and is the final Court of Appeal for Singapore.

On June 21, 2004, Oakwell filed an Application with the Superior Court of Justice for the Province of Ontario seeking to enforce the Judgment in Ontario (Court File No.04-CV-271121 CM3). The hearing of that Application has been scheduled for December 6, 2004.

The Company is of the view that the Judgment was improperly granted against it and that valid defenses exist to prevent the enforcement of the Judgment in Ontario. The Company has provided a substantive response to the application and has brought its own application against Oakwell for a declaration that the Judgment is unenforceable in the Province of Ontario.

A provision of CDN $7,915,681 has been made to the Company’s financial statements in relation to the Judgment.

If the Judgment is enforced in Ontario, the Company’s financial condition would be materially and adversely affected. (See "Item 5 - Operating and Financial Review and Prospects - Critical Accounting Estimates" and "Item 8A7 - Litigation" below).

VBC Arbitration Award

The Company owns 11,848,200 common shares, par value INR 10 (the "KEOPL Shares"), in Konaseema EPS Oakwell Power Limited ("KEOPL") a company incorporated in India, which is developing a power project in Andhra Pradesh, India (the "KEOPL Project"). Pursuant to a an Arbitration Agreement between the Company and VBC Ferro Alloys Ltd. ("VBC"), the parent company of KEOPL and an Arbitration Award passed and dated October 11, 2003 by Hon’ble Arbitral Tribunal, India (the "Award"): (i) VBC transferred an additional 500,000 equity shares in KEOPL to the Company, and (ii) VBC was required to buy the original KEOPL Shares for INR 113,482,000 (approximately CDN $3.2 million at September 20, 2004) on or before the earlier of: (a) 60 days after the first disbursal on financial closure for the KEOPL Project, and (b) March 31, 2004. The Company may, upon written notice to VBC, require that VBC purchase, and VBC is required to buy, an additional 500,000 equity shares of KEOPL at a par value of INR 5 million (valued at approximately CDN $141,000 at September 20, 2004) on or before the same dates. If VBC does not buy the 11,348,200 KEOPL Shares before March 31, 2004 then VBC is liable to pay the Company interest at 12% per annum on the value of the unredeemed shares from March 31, 2004 to the date of actual payment thereof. On February 28, 2004 the Company provided written notice to effect the purchase by VBC of the 11,348,200 KEOPL Shares.

VBC raised a dispute regarding the purchase of the KEOPL Shares and the Company commenced legal proceedings against VBC in the Hon'ble Chief Judge City Civil Court, Hyderabad, India (Execution Petition No. 46/2004) to enforce the Award and the purchase and sale of 11,348,200 KEOPL Shares to VBC. On September 20, 2004, the Company received an interest payment from VBC for the period March 31, 2004 to June 30, 2004 net of India tax in the amount of CDN $84,142 (US $62,800).

The investment in KEOPL is recorded at its net book value of CDN $3.37 million as at June 30, 2004. Management of the Company assessed the amount recoverable based on (i) the par value of the shares, (ii) an assessment of VBC’s ability to pay, (iii) the provisions of the Arbitration Award, and (iv) the likelihood and timing of payment. The actual recoverable amount is dependent upon future events, foreign exchange fluctuations, and subject to certain sovereign risks such as stable political and economic conditions, and the amount actually recovered could differ materially from the amount estimated by management. (See "Item 5 - Operating and Financial Review and Prospects - Critical Accounting Estimates" and "Item 8A7 - Litigation" below).

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

Level of Indebtedness. The Company and its subsidiaries have significant debt obligation, which in certain cases contain covenants the Company is required to meet. The degree to which this indebtedness could have consequences on the Company’s prospects include the effect of such debts on the ability to obtain additional financing for working capital, capital expenditures or acquisitions, the portion of available cash flow that will need to be dedicated to repayment of principal and interest on indebtedness, thereby reducing funds available for expansion and operations and the Company’s vulnerability to economic downturn and its ability to withstand competitive pressure. If the Company is unable to meet its debt obligations or the associated covenants, it may need to consider refinancing or adopting alternative strategies to reduce to delay capital expenditure, selling assets or seeking additional equity capital.

Risk Factors Relating to Mechanical Contracting and Fabrication

Indemnities and Bonding. Various bonding, indemnities, cross-guaranties and security arrangements are customarily required in the industrial fabrication and installation business. In most instances such arrangements are a prerequisite to bidding on a project. As a result, in the ordinary course of business, each of the Company, M&M and MMO enter into such arrangements with a surety on behalf of M&M, MMO (and their affiliated joint ventures) as principals. Some of the noted indemnities are of unlimited amount and/or duration. Although none of the principals has ever defaulted under a bonding arrangement, such a default could have a material and adverse effect on the Company, M&M or MMO. (See Item 5B "Liquidity and Capital Resources" and Item 5E "Off Balance Sheet Arrangements" below).

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

Loss of the Company’s key customer could have a material adverse effect on the Company. For the year ended June 30, 2004, North Atlantic Refining Limited and Corner Brook Pulp and Paper, represented approximately 9% of the Industrial & Offshore Division’s net sales (2003 - 34%). Historically these two customers have provided significant work to the Industrial & Offshore Division. The loss of this customer or any significant decline in its purchasing from the Company could have a material adverse effect on the Company’s financial condition or profitability.

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

The mechanical contracting and fabrication business is highly competitive. In recent years the industry has been characterized by overcapacity, which has resulted in substantial pressure on pricing and operating margins. Overcapacity in the industry may recur in the future. Contracts for mechanical contracting and fabrication are usually awarded on a competitive bid basis. Although we believe customers consider, among other things, the availability and technical capabilities of equipment and personnel, efficiency, condition of equipment, and safety record and reputation, price competition is a major factor in determining which qualified contractor will be awarded a contract. Some of our competitors, especially regional and national entities outside of the Newfoundland and Labrador area, are larger and have greater technical and financial resources than we do.

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

Uncertain political and economic conditions could affect our investments. General political and economic conditions in India could significantly affect the project's prospects. The economics of India differ significantly from the economics of developed countries in many respects, including levels of capital reinvestment, growth rate, government involvement, resource allocation, rate of inflation and balance of payments position in international trade. The success of the Indian projects will depend upon the existence of a political and economic environment which will accommodate project development. In addition, future government actions in India concerning the operation and regulation of power plants have and will have a significant effect on project operations. There can be no assurance that future government actions over which we have no control will not materially adversely affect a project's operations.

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

Recoverability of Foreign Investment. The Company owns 11,848,200 common shares of Konaseema EPS Oakwell Power Limited, an Indian corporation ("KEOPL"), which is developing a power project in Andhra Pradesh, India. These 11,848,200 common shares are being held as an investment, and the Company estimates that the carrying amount of the investment in KEOPL will be fully recovered. However, the actual recoverable amount is dependent upon future events, foreign exchange fluctuations and subject to certain sovereign risks such as stable political and economic conditions, and could differ materially from the amount estimated by management. (See "Item 5 - Operating and Financial Review and Prospects - Critical Accounting Estimates" and "Item 8A-7 - Litigation" below).

Risk Factors Relating to Oil and Gas Exploration, Development and Production

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

Drilling and explorations plans subject to change. This report includes descriptions of the Company's prospective future drilling and explorations plans with respect to its properties. A prospect is a property which the Company and its partners have identified based on available geological and geophysical information that indicate the potential for hydrocarbons. The Company's properties are in various stages of exploration and development. Whether the Company ultimately drills a property may depend on a number of factors, including funding, the receipt of additional seismic data or reprocessing of existing data, material changes in oil or gas prices; the costs and availability of drilling equipment; success or failure of wells drilled in similar formations or which would use the same production facilities; changes in estimates of costs to drill or complete wells; the Company's ability to attract industry partners to acquire a portion of its working interest to reduce exposure to drilling and completion costs; decisions of the Company's joint working interest owners; and/or restrictions under provincial regulators.

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

Increased operating costs. Higher operating costs for our underlying properties will directly decrease the amount of cash flow received by the company. Electricity, chemicals, supplies, reclamation and abandonment and labour costs are a few of the operating costs that are susceptible to material fluctuation.

Unforeseen title defects may result in a loss of entitlement to production and reserves. Although we conduct title reviews in accordance with industry practice prior to any purchase of resource assets, such reviews do not guarantee that an unforeseen defect in the chain on title will not arise and defeat our title to the purchased assets. If such a defect were to occur, our entitlement to the production from such purchased assets could be jeopardized.

Lower oil and gas prices increase the risk of ceiling limitation write-down. During 2004, the Company adopted the recommendations of the new CICA Handbook guideline AcG-16. As a result of applying the new standards, management determined that a transitional impairment loss of $1,945,786 should be recorded as at July 1, 2003. For US GAAP purposes the Company recorded impairment losses of $1,156,588 during fiscal 2004 and $1,044,000 during fiscal 2002. There is an ongoing risk that we will be required to write down the carrying value of oil and gas properties when oil and gas prices are low or volatile. We may experience additional ceiling test write-downs in the future (See Critical Accounting Policies - Oil and gas accounting and reserve estimates).

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

Ability to replace reserves. The future success of the Oil & Gas Division depends upon its ability to find, develop and acquire oil and gas reserves that are economically recoverable. As a result the Company must locate, acquire and develop new oil and gas reserves to replace those being depleted by production. Without successful funding, acquisition and exploration and development activities, the Company's reserves will decline. No assurances can be made that the Company will be able to find and develop or acquire additional reserves at an acceptable cost.

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

Risks Relating to the Company's Common Stock

Possible volatility of stock price. The market price for the Company's Common Stock may be volatile and is subject to significant fluctuations in response to a variety of factors, including the liquidity of the market for the Common Stock, variations in the Company's quarterly operating results, regulatory or other changes in the oil and gas or industrial fabrication industries generally, announcements of business developments by the Company or its competitors, litigations judgments, changes in operating costs and variations in general market conditions. Because the Company's Oil & Gas Division is in the development stage and has a limited operating history, the market price for the Company's Common Stock may be more volatile than that of a seasoned issuer. Changes in the market price of the Company's securities may have no connection with the Company's operating results. No predictions or projections can be made as to what the prevailing market price for the Company's Common Stock will be at any time.

Public trading market. There is only a limited public market for the Company's Common Stock, and no assurance can be given that a broad and/or active public trading market will develop or be sustained. The Company's Common Stock trades on the American Stock Exchange and the Frankfurt Stock Exchange. However, there can be no assurance that the Company will continue to meet and maintain listing requirements on either stock exchange. In addition, apart from automatic listing exemptions, the Common Stock of the Company has not been qualified under any applicable state blue-sky laws, and the Company is under no obligation to so qualify the Common Stock, or otherwise to take action to improve the public market for such securities. The Company's Common Stock could have limited marketability due to any of the following factors, each of which could impair the market for such securities: (i) lack of profits, (ii) need for additional capital, (iii) the limited public market for such securities; (iv) the applicability of certain resale requirements under the applicable Securities Act; (v) applicable blue sky laws, (vi) litigation  judgments and the other factors discussed in this Risk Factors section.

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

The Company is currently authorized to issue, on or before December 30, 2004, up to an additional 4,059,009 shares in one or more private placements. At the Annual and Special Meeting scheduled for November 5, 2004, management will seek shareholder approval of a resolution permitting the Company to issue up to 100% of the then outstanding shares (or 4,059,009 shares as of the date of this report) in one or more private placements to be completed on or before November 5, 2005.

In December of 2002 a majority of the Company’s shareholders approved a resolution authorizing the Company to issue up to 20% of the outstanding shares of Common Stock from time to time (or a total of 811,802 shares as of the date of this report) in connection with the Company’s stock option plan. As of the date of this Annual Report none of such options have been issued.

The issuance of additional shares of Common Stock, whether through the stock option plan, private placements or warrant exercise, could adversely reduce the proportionate ownership and voting rights and powers of the present holders of the Common Stock, and could also result in dilution in the net tangible book value per share of Common Stock. There can be no assurance that the Company will not issue additional shares of its Common Stock.

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

ITEM 4.    INFORMATION ON THE COMPANY

EnerNorth Industries Inc. (formerly Energy Power Systems Limited) is a Company amalgamated under the laws of the Province of Ontario, and registered as an extra-provincial company in Alberta and Newfoundland and Labrador, Canada. The Company conducts its operations through an Industrial & Offshore Division and an Oil & Gas Division. Through its wholly owned subsidiary M&M Engineering Limited a company incorporated in Newfoundland and Labrador ("M&M"), and M&M’s wholly owned subsidiary M&M Offshore Limited a company incorporated in Newfoundland and Labrador ("MMO"), the Company engages in mechanical contracting and fabrication. References in this Item to M&M may include MMO. In the Oil & Gas Division, through its directly held interests in oil and gas properties the Company participates in the acquisition, exploration, development and production of oil and gas reserves. Through its wholly owned subsidiary EPS Karnataka Power Corp. a company incorporated in Ontario ("EPS Karnataka"), the Company owns a 97% interest in Euro India Power Canara Limited a company incorporated in India ("EIPCL").

The chart below sets forth the corporate structure of the Company including its subsidiaries.

The registered office and management office of the Company is 2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Telephone (416) 861-1484. The books and financial records of the Company are located in the registered and management offices and can be viewed during normal business hours. The Company's public filings can be accessed and viewed through the Company's website www.enernorth.com under the heading "Investor Relations" and by clicking on "Corporate Filings". A link to the Company's Canadian Securities Commissions filings can be viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com and the Company's United States Securities and Exchange Commission filings can be viewed through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov. Readers can also access and view the public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca. The Company’s Registrar and Transfer Agent is Equity Transfer Services Inc. located at Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3. The Company's Common Stock trades on the American Stock Exchange ("AMEX") under the symbol "ENY" and on the Frankfurt Stock Exchange under the symbol "EPW1" and "WKN 919384".

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

In fiscal year 2001, as part of an initiative to increase corporate cash flow, the Company formed its Oil & Gas Division. The division’s first acquisition was comprised of properties in two strategic areas of oil and gas development, the proven historic region of Western Canada and the new frontier of Atlantic Canada. The Company’s oil and natural gas production is located in Alberta and Ontario.

The potential of the Company is underscored by market driven opportunities. In North America there may be an over-reliance on overseas oil and expanding long-term demand for natural gas. The development of Atlantic Canada's offshore oil and gas sector is creating industrial opportunities for the Company's Industrial & Offshore Division in large-scale infrastructure projects. The Company intends to continue to explore, exploit and acquire oil and gas properties for commodity-based cash flow, and to expand the business of its Industrial & Offshore Division. The Company may develop its divisions into new geographic areas and complementary lines of business.

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

Oakwell Litigation

In March 1997, Oakwell, a Singapore corporation, and the Andhra Pradesh State Electricity Board of the state of Andhra Pradesh, India (the "APSEB") executed two identical power purchase agreements, providing for Oakwell and/or its sponsors to build, own and operate two identical 100 mega watt ("MW") net capacity diesel generator barge mounted power plants ("BMPPs"), fueled by furnace oil (total 200 MW net capacity) and sell electricity to APSEB on a take-or-pay basis for 15 years. In June 1997, the Company and Oakwell formed an 87.5%/12.5% joint venture and incorporated an Indian company, EPS Oakwell Power Limited ("EOPL"), to implement the provisions of the power purchase agreements. Disputes rose between the Company and Oakwell and a Settlement Agreement was reached in December 1998 under which Oakwell sold to the Company all of Oakwell's interest in the power purchase agreements and in EOPL to the extent permissible under Indian law.

In August 2002 the Company was named as a defendant in a legal proceeding in the High Court of Singapore, Oakwell vs. the Company, Suit No. 997 of 2002/V (the "Proceeding"). On October 16, 2003 the High Court of the Republic of Singapore ordered the Company to pay Oakwell US $5,657,000 (approximately CDN $7,580,000) plus costs (the "Judgment"). On November 13, 2003 the Company appealed the Judgment to the Court of Appeal of the Republic of Singapore (Civil Appeal No. 129 of 2003/Y). That Court dismissed the appeal on April 27, 2004 and is the final Court of Appeal for Singapore.

On June 21, 2004, Oakwell filed an Application with the Superior Court of Justice for the Province of Ontario seeking to enforce the Judgment in Ontario (Court File No.04-CV-271121 CM3). The hearing of that Application has been scheduled for December 6, 2004.

The Company is of the view that the Judgment was improperly granted against it and that valid defenses exist to prevent the enforcement of the Judgment in Ontario. The Company has provided a substantive response to the application and has brought its own application against Oakwell for a declaration that the Judgment is unenforceable in the Province of Ontario.

If the Judgment is enforced in Ontario, the Company’s financial condition would be materially and adversely affected.

A provision of CDN $7,915,681 has been made to the Company’s financial statements in relation to the Judgment.

The KEOPL Project

As of June 30, 2004, the Company owns 11,848,200 common shares with a par value of INR 10 each, of Konaseema EPS Oakwell Power Ltd. (the "KEOPL Shares"), a company incorporated in India that is developing a power project in Andhra Pradesh, India.

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

During 2001 KEOPL redeemed all of the Company’s preference shares and VBC purchased approximately one third of the common shares then held by the Company for a total cash consideration of approximately CDN $3.1 million. The then remaining 11,348,200 common shares of KEOPL were being held as an investment.

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

Pursuant to a an Arbitration Agreement and Award between the Company and VBC, the parent company of KEOPL and an Arbitration Award passed and dated October 11, 2003 by Hon’ble Arbitral Tribunal, India (the "Award"): (i) VBC transferred an additional 500,000 equity shares in KEOPL to the Company (valued at approximately CDN $141,000 as at September 20, 2004), and (ii) VBC was required to buy the 11,348,200 KEOPL Shares for INR 113,482,000 (approximately CDN $3.2 million as at September 20, 2004) on or before the earlier of: (a) 60 days after the first disbursal of funds on financial closure of the KEOPL Project, and (b) March 31, 2004. The Company may, upon written notice to VBC, require that VBC purchase, and VBC is required to buy, the additional 500,000 equity shares of KEOPL at a par value of INR 5 million on or before the same dates. If VBC does not buy back or pay for the shares by March 31, 2004, interest of 12% will be charged per annum on the value of the unredeemed shares from March 31, 2004 to the date of actual payment thereof.

On February 28, 2004 the Company provided written notice to effect the purchase by VBC of the 11,348,200 KEOPL Shares held by the Company. VBC raised a dispute regarding the purchase of the KEOPL Shares and the Company commenced legal proceedings against VBC in the Hon'ble Chief Judge City Civil Court, Hyderabad, India (Execution Petition No. 46/2004) to enforce the Award and the purchase and sale of 11,348,200 KEOPL Shares to VBC. On September 20, 2004, the Company received an interest payment from VBC for the period March 31, 2004 to June 30, 2004 net of India tax in the amount of CDN $84,182 (US $62,800).

The Company estimates that the carrying amount of the investment in KEOPL will be fully recovered. However, the actual recoverable amount is dependent upon future events, foreign exchange fluctuations and subject to certain sovereign risks such as political instability and economic conditions, and the amount actually recovered could differ materially from the amount estimated by management. (See "Item 3D - Risk Factors" above, and "Litigation" in Item 8A-7 below).

The Karnataka Project

The Company, through its wholly owned subsidiary EPS Karnataka, a company incorporated in the province of Ontario, owns a 97% interest in EIPCL a non-operating company incorporated India.

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

Effective May 10, 2001 the project was given the approval by the State Government to be converted to a coal fueled land based power project. The power purchase agreement has yet to be amended and there are deficiencies in the State Government's performance, including among other requirements, the provision of payment guarantees for the Karnataka project. Accordingly, the Company invoked the provisions within the Power Purchase Agreement and commenced Arbitration proceedings. On August 11, 2003 the Company, through EIPCL, filed a Statement of Claim against KPTCL for repudiatory breach of the power purchase agreement and claimed damages in the amount of US $3,835,232. On August 5, 2004 the Company suspended arbitration in favour of a mutually acceptable resolution being negotiated between EIPCL and KPTCL and the Government of Karnataka (See Item 8A-7 - Financial Information - Litigation" below).

Industrial & Offshore Division

During 2003, the Company was awarded a CDN $24 million gross fabrication contract for Husky Energy’s White Rose Offshore Oil Project through North Eastern Contractors Limited ("NECL"). NECL was formed as an equal joint venture partnership of M&M Engineering Limited and G. J. Cahill and Company Limited. NECL utilized the Bull Arm Topsides Facilities, located at Trinity Bay Newfoundland and Labrador, to fabricate the M12- Main Electrical Room Module and the LER-Local Electrical Room Module. The Bull Arm Facility is a massive fabrication complex formerly housing the floating production storage and offloading platform for the Terra Nova Offshore Project as well as the gravity based offshore platform for the Hibernia Offshore Project.

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

In a letter dated June 29, 2004, M&M announced its intention to withdraw from the NECL joint venture once all business issues related to the $24 million contract are completed.

Through its 49% interest in Liannu Limited Partnership ("Liannu"), the Company has been awarded contracts for (i) the fabrication, engineering and testing of a fuel unloading and load dispensing system; (ii) the fabrication, engineering and testing of a fire/freshwater pump house; (iii) the fabrication of concentrate storage tanks; (iv) installation of cladding of the infrastructure site for Inco’s Voisey’s Bay Nickel Project in Newfoundland and Labrador; (v) the fabrication of a package of 49 different tanks for Voisey’s Bay; (vi) the fabrication, engineering and testing of a potable water pump house; and, (vii) the fabrication, engineering and testing of the mill site fuel unloading and load dispensing system.

The Voisey's Bay nickel deposit was discovered in September 1993 on the eastern edge of a vast expanse of northern wilderness, 350 km north of Happy Valley-Goose Bay in Newfoundland and Labrador, Canada. In June 2002, Inco Limited ("Inco") announced a US $1.9 billion development plan for the Voisey’s Bay deposit with an estimated project life of approximately 30 years. Inco is a Canadian-based global company and the world’s second largest producer of nickel with operations and an extensive marketing network in over 40 countries.

Oil and Gas Division

2002
During the fiscal year ending June 30, 2002 the Company commenced a drilling and exploration program resulting in expenditures of CDN $2.8 million and participated in drilling four development wells, six exploratory wells and a re-entry of a cased well bore.

2003

During the fiscal year ending June 30, 2003, the Company incurred exploration, development and acquisition expenditures of CDN $0.4 million. The Company acquired through a Crown land sale, a 100% working interest in one section (640 acres) of prospective land and over 30 kilometers of seismic in the Sibbald Area of Alberta. The Company also participated in drilling a Belly River gas well in Cherhill, Alberta that is currently on production and a Viking gas well in the Olds-Innisfail Area of Alberta.

2004

During fiscal year ended June 30, 2004, the Company incurred exploration, development and acquisition expenditures of CDN $1.7 million. The Company acquired through Crown land sales, a 100% interest in 3 sections (1,920 net acres) in the Sibbald Area of Alberta and purchased approximately 35 kilometers (approximately 22 miles) of seismic data, and a 15% working interest in (1,280 gross acres-192 net) in the Doe Area of Alberta. The Company exercised a Right of First Refusal and acquired a 68.5% interest in a shut in oil well and acquired 219 net acres of land and purchased a 33.33% interest in 640 gross acres (213 net acres) of land in the Farrow Area of Alberta. The Company participated in drilling one exploration gas well, one development gas well and re-completed two gas wells. The Company also participated in the tie in of a Viking gas well in the Olds-Innisfail Area of Alberta that commenced production October 1, 2003.

During last three fiscal years the Company’s Oil & Gas Division incurred a total of CDN $4,853,985 on exploration, development and acquisition expenditures.

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

For the three fiscal years ended June 30, 2004, total revenues (CDN $) for the two divisions are as follows:

	Industrial & Offshore Division	Oil & Gas Division	Total
2004	$33,406,327	$659,456	$34,065,783
2003	$25,389,716	$579,749	$25,969,465
2002	$21,561,858	$448,463	$22,010,321

INDUSTRIAL & OFFSHORE DIVISION

The Industrial & Offshore Division is comprised of M&M, MMO, and their affiliated joint ventures and partnerships (See Item 4C "Organizational Structure" above).

M&M was incorporated in Newfoundland and Labrador in 1968. M&M’s business includes fabrication and installation of process piping, installation of production equipment, steel tank erection, specialized welding services and industrial maintenance. In 1987, M&M established a wholly-owned subsidiary, MMO, a Newfoundland and Labrador corporation, to provide specialized welding capabilities, fabrication and servicing facilities to the offshore oil industry in Newfoundland and other Canadian markets. References in this Item to M&M include MMO unless specifically indicated. M&M & MMO conduct part of their business through strategic alliances with other industry participants. The Company consolidates its proportionate ownership interest in each alliance venture.

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

Newfoundland Service Alliance Inc. ("NSA"), a Newfoundland and Labrador corporation, was incorporated in December 1996 to combine the expertise of its shareholders in providing comprehensive onshore support services to the Newfoundland and Labrador oil and gas industry. NSA is jointly owned by MMO (20.83%), G.J. Cahill & Company (1979) Limited ("Cahill") (20.83%), New Valve Services and Consulting Inc. (20.83%), Peacock Inc. (20.83%), and Siemans Westinghouse Ltd (16.68%).

Magna Services Limited ("Magna"), a Newfoundland and Labrador corporation, was incorporated in April 1997 to provide offshore support services to the Newfoundland and Labrador oil and gas industry including the Hibernia and Terra Nova offshore oil projects. Magna is jointly owned as to 50% by MMO and 50% by Jendore Limited.

NECL, a Newfoundland and Labrador corporation was incorporated in September 2000 for the purpose of pursuing opportunities at the Bull Arm Construction site located on the North East Coast of Newfoundland and Labrador. NECL is owned 50% by M&M, and 50% by Cahill. On June 29, 2004 M&M provided 30 day written notice to Cahill of M&M’s intention to withdraw from the NECL joint venture upon settlement of the $24 million contract held between NECL and Aker Maritime Kiewit Contractors ("AMKC"). This notice has been accepted in principal by Cahill, and the terms of the venture’s dissolution are currently being drafted by the ventures’ respective lawyers.

Liannu is a limited partnership formed under the laws of Newfoundland and Labrador in November 2002, for the purpose of providing services in Labrador including industrial mechanical contracting, structural and steel fabrication and erection and other services including the Voisey's Bay nickel mine development in Labrador. M&M is the general partner of Liannu, and holds a .01% general partner's interest and a 48.99% limited partner's interest in the partnership. The remaining 51% limited partnership interests are held by two private individuals. As general partner, M&M charges a management fee equal to 5% of the contract price for contracts entered into by the partnership.

    In addition, Liannu has entered into an informal teaming arrangement with a similar corporation named Mista-Shipu Constructors Limited ("Mista-Shipu"). The entity "Liannu/Mista-Shipu" is designed to be a 50/50 joint venture for the purpose of fulfilling a $3 million contract regarding the site-wide supply and installation of cladding for the infrastructure buildings at Voisey’s Bay. This joint venture has been proportionately consolidated with the accounts of Liannu for reporting purposes.

Marketing and sales for M&M are carried out by its senior executives, with the assistance of a team of experienced estimators and project managers. Nearly all of the contracts and purchase orders obtained by M&M are acquired through the bidding process. On average approximately 80% of the work is obtained from "invited tender" sources and the remaining 20% from an open tendering system. M&M's clients are primarily large industrial customers, including the Hibernia Management and Development Company Limited, Terra Nova, Newfoundland Power, Corner Brook Pulp and Paper, Newfoundland and Labrador Hydro, North Atlantic Refining Ltd., Newfoundland Transshipment Limited, AMKC, SNC Lavalin and McNamara Construction Company. M&M has successfully completed large projects for a variety of Newfoundland and Labrador based industries. These projects are similar in nature to those that M&M will bid for in the future.

Major past projects have included:

Aker Maritime Kiewit Contractors - During 2003, NECL (see discussion above) was awarded a CDN $24 million gross fabrication contract related to Husky Energy’s White Rose Offshore Oil Project. Revenue of CDN $26.2 million (proportionately consolidated at 50% or $13.1 million) was recognized during fiscal 2004. In addition to the contract value of $24 million, extra work to be completed during construction, and the value of the extra work is being negotiated between NECL and AMKC. During fiscal 2004 NECL also performed a $688,570 contract to fabricate two open drain skids. The Company has announced its intention to withdraw from the NECL joint venture upon completion of negotiations with AMKC.

Voisey’s Bay Nickel Company - During 2004, the Company through Liannu was awarded contracts totaling CDN $8.4 million with Voisey’s Bay Nickel Company ("VBNC"), which produced revenue of $4.7 million during fiscal 2004. Voisey’s Bay is located in Newfoundland and Labrador, and is the site of a large nickel deposit currently being developed by Inco through its subsidiary VBNC (SNC Lavalin is the Project Manager and is responsible for award and management of site construction on behalf of VBNC). The contracts awarded to Liannu to date included: the fabrication of four concentrate storage tanks; the fabrication of various pumphouses, including a port fuel unloading/dispensing system, a fire/fresh water pumphouse, a potable water pumphouse and a mill site fuel dispensing system; the fabrication of forty-nine unique tanks to be used for various purposes in the storing and refining of ore, and; with our teaming partner Mista-Shipu, the supply and on-site installation of cladding for various buildings being constructed, such as the concentrator building, the powerhouse, the service complex and the coarse ore storage facility.

North Atlantic Refining Ltd. — During 2004 the Company was awarded contracts and orders totaling CDN $3.8 million with North Atlantic Refining Limited ("NARL"), which produced revenue of CDN $3.0 million during fiscal 2004. The contracts with NARL included the revamp of the sulphur recovery (LSR) unit and major repair work on one of the main oil storage tanks at the Come-By-Chance Refinery in Newfoundland and Labrador. M&M was originally involved with the construction of the 100,000 barrel per day oil refinery located at Come By Chance, Newfoundland and Labrador, and for the past 25 years has provided annual maintenance and construction services for that facility. In September 1998, M&M was awarded the contract to rebuild four of the refinery's 18 process heaters at a cost of CDN $8.8 million. In October 2000 during NARL's yearly maintenance shutdown M&M was involved in over CDN $5.8 million of work performing modifications and repairs to piping systems, process heaters and reactors. In September of 2001 M&M was awarded a contract for the rebuild of a process heater and associated structural steel fabrication and installation. Work on the contract resulted in over CDN $3.4 million of revenue, and required upwards of 100 tradespeople. In addition, M&M was awarded a contract for the provision of multi-trade labor and supervision, resulting in over CDN $1.6 million in revenue. These contracts were part of the Refinery's annual maintenance and upgrading program.

Sandwell-HMI Projects - The Sandwell-HMI projects in Corner Brook, Newfoundland and Labrador involved the fabrication and installation of various piping, as well as the installation of pumps, tanks and associated process equipment for Corner Brook Pulp & Paper's 15 mega-watt co-generation facility. The project was awarded in three separate lots and was completed during fiscal 2003, and revenue of CDN $2.2 million was recognized.

McNamara Construction Project - The McNamara construction project involves the fabrication and installation of twenty-foot diameter penstock for the Granite Canal Hydroelectric Development, located in Central Newfoundland. MMO fabricated the penstock throughout the winter of 2001-02, and M&M began installing it during 2002. The project was completed during fiscal 2003 and revenue of CDN $1 million was recognized.

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

The most significant projects completed by M&M in the last fiscal year, and through the date of this Annual Report, are summarized in the chart below.
DATE	PARTIES	PROJECT DESCRIPTION	REVENUES
March 2003 to May 2004	AMKC / NECL	Fabricate M-12 Main Electrical Room Module and Local Electrical Room Module	CDN $26,182,926 (50% eliminated on consolidation)
June 2003 to April 2004	AMKC / MMO	Fabrication of two open drain skids	CDN $688,570
July 2003 to November 2003	VNBC / Liannu	Engineering, fabrication, supply, inspection, testing of the Port Fuel Unloading/Load Dispensing System	CDN $523,381
September 2003 to November 2003	VNBC / Liannu	Engineering, fabrication, supply, inspection, testing and delivery of four Shop Fabricated Tanks	CDN $567,240
August 2003 to July 2004	VNBC / Liannu	Engineering, fabrication, supply, inspection, testing and delivery DDP Marshalling Yard, Bay Bulls, Newfoundland and Labrador of the Fire/Freshwater Pumphouse.	CDN $774,686
September 2003 to December 2004 (estimated)	VNBC / Liannu -Mista-Shipu	Installation of cladding of the infrastructure site of Voisey’s Bay Nickel Project	CDN $3,059,455 (50% eliminated on consolidation)
March, 2004 to November, 2004 (estimated)	VNBC /Liannu	Engineering, fabrication, supply, inspection, testing and delivery of 49 shop fabricated tanks	CDN $2,480,000
May, 2004 to November, 2004 (estimated)	VNBC /Liannu	Engineering, fabrication, supply, inspection, testing of the Mill Site Fuel Unloading/Load Dispensing System	CDN $555,829
June, 2004 to November, 2004 (estimated)	VNBC /Liannu	Engineering, fabrication, supply, inspection, testing and delivery of the Potable Water Pumphouse.	CDN $518,076
July 2002 to November 2003	NARL/M&M	Removal of damaged floating roof structure and repairs to tank bottom and roof at the Come-By-Chance refinery.	CDN $2,334,432
July, 2003 to October, 2003	NARL / M&M	Jetty fire water line replacement and pump house upgrades	CDN $639,062
June, 2004 to October, 2004 (estimated)	NARL / M&M	Mechanical and piping revamp for the refinery's sulphur recovery (LSR) unit	CDN $2,273,955
August, 2004 to November 2004 (estimated)	NARL / M&M	Installation of Jetty Fire Water system	CDN $795,765
July, 2003 to February, 2004	Kellog, Brown & Root/ MMO via NSA	Fabrication of pipe spools	CDN $507,662

Raw steel shapes, pipes and fittings comprise the majority of M&M's purchasing requirements. M&M purchases such raw materials from a variety of steel supply companies and warehouses in Newfoundland and Labrador and Eastern Canada, and is not dependent on a single or limited supplier.

M&M generally retains approximately 25 employees, and up to 300 workers in its fabrication and contracting facilities at peak periods. At September 20, 2004 27 employees worked in administrative positions and 87 were in the plant and or on the field. Management of the Company believes labor relations are good and is not aware of any potential labor dispute. M&M is a signatory to all applicable union agreements of the Building Trades Council, and utilizes union labor for mechanical contracting work. At September 20, 2004 40 employees of MMO were subject to a three-year contract with the Fishermen Food and Allied Workers Union, which contract will terminate February 28, 2005. M&M has a good employee health and safety record, and the Company is not aware of any environmental, product liability or service liability claims.

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

    There is an existing and available market for the oil and gas produced from the division's properties. However, the prices obtained for production are subject to market fluctuations which are affected by many factors, including supply and demand. Numerous factors beyond our control which could affect pricing include:

•	the level of consumer product demand;

•	weather conditions;

•	domestic and foreign governmental regulations;

•	the price and availability of alternative fuels;

•	political conditions;

•	the foreign supply of oil and gas;

•	the price of foreign imports; and

•	overall economic conditions.

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

The division's activities are subject to numerous provincial and federal statutes and regulations concerning the storage, use and discharge of materials into the environment, and many other matters relating to environmental protection. These regulations may adversely affect our operations and cost of doing business. It is likely that these laws will become more stringent in the future (See "Item 3 - Key Information - Risk Factors" above).

C.    ORGANIZATIONAL STRUCTURE

The organizational structure of the Company and its divisions are displayed in the chart which appears above under ("Item 4 - Information on the Company" above). The Company holds 100% of the equity and voting shares of M&M, a Newfoundland and Labrador corporation. M&M in turn holds 100% of the equity and voting shares of MMO, a Newfoundland and Labrador corporation. MMO in turn holds a 50% interest in Magna, a Newfoundland and Labrador corporation and a 20.83% interest in NSA, a Newfoundland and Labrador corporation. M&M acts as a general partner and owns a 0.01% general partner's interest and a 48.99% limited partner's interest in Liannu, a limited liability partnership. In addition M&M owns a 50% interest in NECL, a Newfoundland and Labrador corporation. M&M owns 100% of 10915 Newfoundland Limited, a Newfoundland and Labrador company ("10915 Newfoundland"), and 100% of 11123 Newfoundland Limited, a Newfoundland and Labrador company ("11123 Newfoundland"). Each of 10915 Newfoundland and 11123 Newfoundland owns a portion of the facilities located in Port aux Basques, Newfoundland and Labrador.

The Company, through its wholly owned subsidiary EPS Karnataka Power Corp., a company incorporated in the province of Ontario, owns a 97% interest in EIPCL, a company incorporated in India.

The Oil and Gas Division consists of direct and indirect ownership in various oil and gas properties located in Alberta and Ontario Canada.

As of June 30, 2004, the Company owns 11,848,200 issued common shares, at a stated value of Indian Rupees 10 per share, of KEOPL, a company incorporated in India that is developing a power project in Andhra Pradesh, India.

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

M&M, through its 100% ownership in 10915 Newfoundland and 11123 Newfoundland, owns land located on Caribou Road in Port Aux Basques, Newfoundland and Labrador. The property consists of two parcels of land. The larger of the two parcels has a 52 foot high and 104 foot high steel frame building, containing 44,000 square feet, designed for utilization as a fabrication and assembly shop (the "Fabrication Building"). The second parcel of land has a large building containing a total of 96,000 square feet including an attached two-story office section (with full basement) and a one-story office section (the "Transfer Shed"). M&M's ownership in the building may be subject to a third party debenture on the leasehold interest that expires on December 22, 2008. On September 27, 2004 the debenture holders of the leasehold interest informed the Company of their intention to enforce their security. The Company is unsure of the consequences of the debenture holders actions but their actions may result in the Company relinquishing of its interest in these properties. At June 30, 2004 the Transfer Shed and the Fabrication Building were carried at a value of $0.1 million.

The discussion under this Item is in accordance with the Securities and Exchange Commission rules for extractive enterprises, and may contain "forward-looking statements" "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such statements reflect the Company's current expectations regarding the future results of operations, performance and achievements of such enterprises. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the oil and gas division to differ materially from those expressed in, or implied by, these statements. The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.

The table below is a glossary of terms and abbreviations used in this Item.

GLOSSARY OF TERMS
Natural Gas
Mcf	1,000 cubic feet
MMcf	1,000,000 cubic feet
Mcf/d	1,000 cubic feet per day
Bcf	1,000,000,000 cubic feet
Oil and Natural Gas Liquids
Bbls	Barrels
Mbbls	1,000 barrels
Boe	Barrels of oil equivalent using a conversion ratio of 6 Mcf to 1 bbl of oil.
Mboe	1,000 boe
Mmboe	1,000,000 boe
Bpd	Barrels per day
Boepd	Barrels of oil equivalent per day
Bopd	Barrels of oil per day
NGLs	Natural gas liquids

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

TO CONVERT
From	To	Multiply By
Mcf	cubic metres	28.317
Metres	cubic feet	35.494
Bbls	cubic metres	0.159
Cubic metres	Bbls	6.289
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometers	1.609
Kilometers	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

Proved Reserves: The following table reflects estimates of the Company's proved reserves as at June 30, 2004, 2003 and 2002 as reported by Sproule Associates Limited, a member of the Association of Professional Engineers Geologists and Geophysicists of Alberta, Canada stated in CDN dollars. All of the Company's oil and gas reserves are located in Canada. The following table represents the Company's net interest in its reserves (after crown, freehold and overriding royalties and interests owned by others). Estimated cash flow figures before income tax are net of all royalties, operating and capital costs and discounted at 10% to the Net Present Value ("NPV"). NPV figures are based on constant prices.

	2004		2003		2002
	Mmcf	NPV @ 10% (CDN $)	Mmcf	NPV @ 10% (CDN $)	Mmcf	NPV @ 10% (CDN $)
Gas Reserves (Mmcf) Proved Developed Producing Proved Undeveloped Total	937 215 1,151	2,175,000 660,000 2,835,000	484 250 734	1,828,000 1,317,000 3,145,000	550 255 805	1,122,000 668,000 1,790,000
Solution Gas Reserves (Mmcf) Proved Developed Proved Undeveloped Total	- - -	- - -	- - -	- - -	67 - 67	n/a (3) n/a (3) n/a (3)
	Mbbl		Mbbl		Mbbl
Natural Gas Liquids (Mbbl) Proved Developed Producing Proved Undeveloped Total	5.5 .8 6.3	n/a (2) n/a (2) n/a (2)	13.3 1.0 14.3	n/a (5) n/a (5) n/a (5)	11.4 1.0 12.4	n/a (2) n/a (2) n/a (2)
Oil Reserves (Mbbl) Proved Developed Proved developed nonproducing Total	1.6 16.1 17.7	32,000 295,000 327,000	14.4 - 14.4	167,000 nil 167,000	35.1 nil 35.1	708,000 nil 708,000
Alberta Royalty Tax Credit Proved Developed Proved Undeveloped Total	- - -	134,000 54,000 188,000	- - -	- - -	- - -	- - -
	Mboe		Mboe		Mboe
Mbbl Equivalent (4) Proved Developed Proved Undeveloped Total	163.2 52.6 215.8	2,341,000 1,008,000 3,349,000	108.5 42.2 151.1	1,995,000 1,317,000 3,312,000	205.2 43.5 248.7	1,830,000 668,000 2,498,000

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
(6) NPV figures are based on Constant Price forecasts.

Producing Wells: The following table sets forth the number of gross wells producing hydrocarbons during the fiscal periods ending June 30, 2004, 2003 and 2002. A gross well is a well in which the Company owns an interest. The percentage of net wells represents the fractional interest the Company owns in a gross well.

	2004		2003		2002
	Gross	Net (%)	Gross	Net (%)	Gross	Net (%)
Gas	10	39.22	8	30.52	6	31.91
Oil	4	42.13	5	18.87	4	17.90

The following table sets forth the net revenues before costs, net volume production, average production sales prices, average revenue per boe, cost per boe and netback per boe for the fiscal years ended June 30, 2004, 2003 and 2002.

NET REVENUES	2004 (CDN $)	2003 (CDN $)	2002 (CDN $)
Net revenue from gas sales	$520,327	$364,468	$344,498
Net revenue from liquid sales	79,519	67,465	27,590
Net revenue from oil sales	64,229	91,717	52,779
Net revenue from royalties	2,970	19,840	9,144
Net mcf gas production	78,226	74,206	115,688
Net bbl liquids production	2,727	1,983	973
Net bbl oil production	1,708	2,731	1,714
Average production sales per mcf	$6.65	$4.91	$2.98
Average production sales per liquid bbl	$29.16	$34.02	$28.35
Average production sales per oil bbl	$37.61	$33.58	$30.79
Average revenue per boe	$44.72	$31.82	$20.41
Average production cost per boe	$22.77	$15.39	$11.86
Average netback per boe	$21.95	$12.88	$8.55

* Net revenues after Alberta Crown Royalties.

Acreage. The following table sets forth the developed and undeveloped acreage of the projects in which the Company holds an interest, on both a gross and a net basis as of June 30, 2004, 2003 and 2002. The developed acreage is stated on the basis of spacing units designated by provincial authorities on the basis of 160 acre spacing unit for oil production and 640 acre spacing unit for gas production in Alberta and 50 acre spacing unit for deep Ordovician and Cambridge-age targets in Ontario and based on technical aspects of any discovery.

Leasehold Acreage
	2004(1)	2003	2002
Total Leasehold Acreage Gross Acres Net Acres	24,880 7,921	543,579 136,449	546,760 136,641
Developed Acreage Gross Acres Net Acres	12,080 3,638	8,122 2,210	6,499 1,745
Undeveloped Acreage Gross Acres Net Acres	12,800 4,283	535,457 134,239	540,261 134,896

Note (1): In 2001 the Company acquired a 25% interest in 525,857 gross acres (131,464 net) located in Prince Edward Island, Canada, under permit for all hydrocarbons. The operator has claimed the Company’s interest in the permits under circumstances that are disputed by the Company.

Drilling Activity. As of June 30, 2004, 2003 and 2002 the Company through the Oil & Gas Division had the following drilling activities in Canada (included in gross and net development wells is the re-entry of a cased well bore). A gross well is a well in which an interest is owned. The number of net wells represents the sum of a fractional interest the Company owns in gross wells.

Number of wells drilled	2004		2003		2002
Development wells	Gross	Net (%)	Gross	Net (%)	Gross	Net (%)
Producing			1	30.0	2	24.19
Shut-in			1	12.5	1	25.0
Suspended **					1	30.0
Abandoned					1	31.5
Exploratory wells
Producing					1	7.13
Abandoned	1	24.00			2	12.5
Shut-in *	1	24.00			3	11.66
* Shut in wells are pending further evaluation of tie in and pipeline facilities.
** Suspended well is pending abandonment.

Present Activities, Results of Exploration and Drilling 2004

Sibbald Property, Alberta: During the fiscal year 2004 the Company acquired through Alberta Crown land sales a 100% interest in 3 sections (1,920 net acres) and purchased 35 kilometers (22 miles) of seismic data. The Company currently has an interest in 10 sections or 6,400 gross acres (4,568 net acres) located in Townships 28 and 29, Range 2 W4M in the Sibbald Area approximately 160 miles east of Calgary, Alberta. The Company’s wells are currently producing gas from the Bakken and Colony formations.

In May 2004 the Company re-entered and perforated the Colony zone in the 4-34-28-2 W4M well and placed the well on production on May 28, 2004. (The Company’s 50% joint interest partner in is a penalty position in this well as they elected not to participate in the operations. Accordingly, the Company will retain 100% of the revenue until 300% of the joint venture partners share of capital costs are paid out to the Company).

In June 2004 the Company performed a 10 tonne sand frac in the Bakken formation in the 7-30-28-2 W4M well and placed the well on production June 25, 2004. (The Company’s 37.5% joint interest partner is in a penalty position in this well as they elected not to participate in the operations. Accordingly, the Company will retain 100% of the revenue until 300% of the joint venture partners share of capital costs are paid out to the Company).

The Company held a 50% working interest in one section (640 gross acres - 320 net acres) of Crown land that expired in May 2004. As part of the expiry the Company abandoned the wellbore 10-2-29-2 W4M.

In May 2004 the Company commenced swabbing and testing of the Viking and Colony formations in the 6-28-28-2 W4M well. The Viking zone was wet and the Colony zone appears capable of production. The Company is currently evaluating pipeline tie in and compression of this well.

Farrow Property, Alberta: Effective January 2004 the Company exercised its Right of First Refusal and acquired a 68.5% working interest from three joint venture partners increasing the Company’s working interest to 100% in the E 1/2 of Section 26-19-24 W4M (320 net acres). The Company is evaluating the replacement of a bottom hole pump for the 8-26-19-24 W4M well to place the oil well back on production. Effective May 1, 2004 the Company exercised an option and acquired a 33.33% working interest in Section 35-19-24 W4M (213 net acres). The Company and its partner have drilled a test well on this section of land that is currently being completed.

Olds Innisfail, Alberta: In fiscal 2003 the company participated in drilling and completing the 6-20-33-28 W4M Viking gas well. During fiscal 2004 the well was tied in and commenced production October 1, 2003. The Company has a 12.5% working interest in this well. In addition, the Company is currently participating for its 12.5% working interest in the tie in of a sour Viking gas well located 14-10-34-1 W45M. Subsequent to the year end the Company farmed out its 12.5% working interest in 2 sections of land subject to the Company receiving its share of a gross overriding royalty of 5%-7.5% on petroleum and 7.5% on natural gas substances to the base of Belly River and, a 5%-10% gross overriding royalty on petroleum and 10% on natural gas substances below base of Belly River to base of deepest formation penetrated. The Company has the option to convert its overriding royalty interest upon payout of drilling costs to a net 3.75% working interest.
Doe Area, Alberta: On August 13, 2003, the Company participated in Wabamun formation gas test well by paying 24% of the costs to drill to earn (i) a 24% interest before payout (subject to a 5-15% sliding scale convertible royalty), and a 15% interest after payout (ii) a 15% working interest in 9 sections (5,760 gross acres - 864 net) of multi formation prospective lands. The Company has also agreed to a 15% working interest in a 20 section (12,800 gross acre) Area of Mutual Interest ("AMI") around the test well area. The Wabamun well is currently suspended, waiting abandonment by the operator. On June 15, 2004 under the AMI the Company acquired a 15% working interest in two additional 2 sections (1,280 gross acres - 192 net). On July 7, 2004 after a geophysical and geological review the Company elected not to participate in the casing, completion and tie in of a lease preserving well and subsequently forfeited a 15% interest in 1 wellbore and 1 section (640 gross acres - 96 net) of land. In addition the Company further elected not to participate in the drilling of an additional well that is subject to 300% payout penalty provision in favor of the Operator. The Company currently has a 15% interest in 9 sections (5,760 gross acres-864 net acres).
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

OVERVIEW

The Company is a corporation amalgamated under the laws of the Province of Ontario and is provincially registered in the Provinces of Alberta and Newfoundland and Labrador. The Company conducts its operations through an Industrial & Offshore Division and an Oil & Gas Division. The audited consolidated financial results for the fiscal periods ending June 30, 2004, 2003 and 2002 include the accounts of the Company and its wholly owned subsidiary M&M, the accounts of MMO, M&M’s wholly owned subsidiary, the accounts of Liannu through a 49% combined partnership interest owned by M&M and the accounts of 10915 Newfoundland and 11123 Newfoundland, both wholly owned subsidiaries of M&M.

The Company’s audited consolidated financial statements also consolidate the Company's proportionate share of a number of entities’ assets, liabilities, revenues and expenses through joint venture accounting. MMO holds a 50% equity interest in Magna and a 20.83% equity interest in NSA. Liannu holds a 50% interest in the Liannu - Mista Shipu teaming arrangement. M&M owns a 50% equity interest in NECL.

During fiscal 2001 the Company commenced its oil and gas operations. The activities of the Company's Oil & Gas Division include exploration, development and production of oil and gas. The Company's oil and gas properties are located in Canada.

The Company’s accounts include an investment in KEOPL a company incorporated in India that is developing a power project in Andhra Pradesh, India. The Company also holds a 97% interest in EIPCL that is carried at Nil on the balance sheet and consolidated statement of operations of the Company. Management has evaluated the effect that EIPCL accounts would have on the audited consolidated financial statements of the Company and concluded that such amounts would be insignificant under GAAP.

The audited consolidated financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.

The Company’s ability to continue as a going concern is primarily dependent upon the enforceability of the Oakwell Claim. If the application of the Judgment becomes enforceable in Canada then there would be a material and adverse impact on the Company’s financial condition (See Critical Accounting Estimates - Oakwell Claim).

The audited consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue in the normal course of operations. If the "going concern" assumption is not appropriate for these audited consolidated financial statements then adjustments may be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

OVERALL PERFORMANCE

The Company’s overall performance can be highlighted by a 31% increase in consolidated revenues to $34.1 million for the twelve month period ending June 30, 2004 versus $26.0 million for the twelve month period ending June 30, 2003. Gross profits surpassed this trend by increasing 56% to $5.6 million for the twelve month period ended June 30, 2004 as compared to $3.6 million the previous year. The increased revenues and gross margins were primarily driven by increased revenues from the Industrial & Offshore Division. The principal cause of the increased revenue for the Industrial & Offshore Division was the execution and completion a large scale industrial contract on the White Rose Project. Also during the year, revenue from the Oil & Gas Division increased to $0.7 million from $0.6 million.

Earnings for the past two years were hindered by increased legal and support costs and contingent losses related to both the litigations in Singapore and India. Litigation expenditures were approximately $1.0 million for fiscal 2004 and $1.2 million for fiscal 2003. In addition to the aforementioned costs the Company accrued $5.9 million in 2003 and a further $2.0 million for fiscal 2004 related to the Oakwell Claim (See Critical Accounting Estimates - Oakwell Claim and Valuation of the Company’s Investment in KEOPL, below). As a result net losses decreased 73% to $2.2 million for the twelve month period ending June 30, 2004 versus losses of $8.0 million for the twelve month period ending June 30, 2003.

SELECT ANNUAL INFORMATION

EnerNorth Industries Inc. Presented Pursuant to Canadian Generally Accepted Accounting Principles (Canadian $000s, Except Per Share Data)(3)	As of and for the Twelve Month Period Ended June 30,
	2002	2003	2004
	(Audited)
OPERATING INFORMATION:
Revenue — Industrial & Offshore Division (1)	$21,562	$25,389	$33,406
Revenue — Oil & Gas Division(1)	448	580	660
Total Revenue	22,010	25,969	34,066
Cost of revenue — Industrial & Offshore Division(1)	18,400	21,660	27,749
Cost of revenue — Oil and Gas Division(1)	637	696	751
Total cost of revenue	19,037	22,356	28,500
Gross profit — Industrial & Offshore Division(1)	3,162	3,729	5,657
Gross profit — Oil & Gas Division(1)	(189)	(116)	(91)
Total gross profit	2,973	3,613	5,566

Net loss (2)	(1,131)	(8,047)	(2,218)
Net loss per share (2)	$(0.51)	$(2.11)	$(0.55)

BALANCE SHEET INFORMATION:
Total assets	$25,415	$28,835	$23,263
Total long term financial liabilities	625	634	704

(1)    Divisional information is presented based on the operations of the subsidiaries within the division. Head office expenses are presented separately.
(2)    Net loss equals net loss from continuing operations and net loss per share equals fully diluted earnings per share because fully diluted shares outstanding are anti-dilutive.
(3)     Selected Financial Data should be read in conjunction with the audited consolidated financial statements of the Company and the discussion below including "Critical Accounting Principles and Critical Accounting Estimates" below.

The past three years have been growth years for the Company highlighted by increased revenues and gross profits during each of the past three years. Earnings have not followed revenue growth due to litigation costs and provisions related to the Oakwell Claim and other India based litigation. Significant expenditures occurred related to the Oakwell Claim in both fiscal 2004 and 2003 as discussed above. In addition a contingent liability was recorded totaling $5.9 million during fiscal 2003 followed by an additional $2.0 million during fiscal 2004. In addition a provision for taxes of $0.6 million was made during fiscal 2002 followed by a provision of $0.4 million during fiscal 2003.

A.    OPERATING RESULTS

The following discussion of the results of operations of the Company is a comparison of the Company's two fiscal years ended June 30, 2004 and 2003.

Revenue. The Company's consolidated revenues of $34.1 million for the fiscal year ending June 30, 2004 increased by 31% from $26.0 million reported as of June 30, 2003. Revenue growth was driven by both (i) a 31% increase in revenues from $25.4 million to $33.4 million in 2004 derived from the Company's Industrial & Offshore Division, and (ii) a 17% increase in revenues to $0.7 million in fiscal 2004 from $0.6 million during fiscal 2003 from the Company's Oil & Gas Division. Revenue from the Company’s Industrial & Offshore Division increased mainly due to work completed on the White Rose project. This single contract accounted for $13.1 million of revenue for fiscal 2004 versus only $1.1 million for fiscal 2003. Revenue from the Company’s Oil & Gas Division increased due to increased production and increases in sales prices per unit of production.

Gross Profit. Consolidated gross profit of $5.6 million for the fiscal period ending June 30, 2004 increased by 56%, from $3.6 million in fiscal 2003. The increase was primarily due to increased gross profits from the Company's Industrial & Offshore Division. The increased gross profits from the Industrial & Offshore Division was partially driven by increased revenue during the year and increased gross profit as a percentage of sales. During the fiscal year ended June 30, 2004 revenue for the Industrial & Offshore Division increased $8.0 million and gross profit as a percentage of sales increased to 17% from 15% during fiscal 2003. During the year, gross profits from the Industrial & Offshore Division increased 54% to $5.7 million in 2004 from $3.7 million during 2003. Gross profit for the Company's Oil & Gas Division remained constant at ($0.1) million during both fiscal 2004 and 2003.

Administrative Expenses. Administrative expenses of $5.7 million for the twelve-month period ending June 30, 2004 were 12% higher than administrative expenses of $5.1 million the previous year. For fiscal year 2004 the Company incurred increased administrative costs associated with the operations of NECL. Of these costs the company incurred a one time administrative fee of $0.1 million, increased insurance costs of $0.1 million and increased stationary, office, vehicle and telephone expenses of approximately $0.2 million. These costs are not expected to re-occur during fiscal 2005 as our contract on the White Rose project was completed and operations at NECL ceased at NECL effective June 30, 2004. Also during fiscal 2004 salaries increased by $0.1 million primarily due to additional staff in the Industrial & Offshore Division and minor salary increases. Offsetting these increases, exchange and filing fees decreased $0.1 million and professional fees decreased $0.1 million. The decrease in filing fees for fiscal 2004 was primarily caused by a reduction in stock exchange filing fees. The decrease in professional fees was primarily caused by decreased litigation expenses of $1.0 million during fiscal 2004 versus $1.2 million for the previous year.

Oakwell Claim. In connection with the Oakwell litigation, the Company accrued an amount of $2.0 million for the twelve-month period ending June 30, 2004, versus $5.9 million for the twelve-month period ending June 30, 2003 (See Critical Accounting Estimates - Oakwell Claim, below).

Other income. Other income of $0.3 million for the twelve-month period ending June 30, 2004 increased 50% from $0.2 million for the previous twelve month period in 2003. During 2004, included in other income is interest income of $187,440 and $55,954 of management fees received from a joint venture partner. During 2003, other income consisted of a gain on sale of marketable securities of $96,097 and interest income.

Loss from operations before Minority Interest and Income Taxes. During fiscal 2004 Losses from operations before Minority Interest and Income Taxes decreased by $5.5 million to $2.1 million compared to $7.6 million in fiscal 2003. The decrease in loss for fiscal 2004 was primarily related to an accrued $2.0 million litigation claim against the Company versus $5.9 million accrued during fiscal 2003 and lower litigation expenses during fiscal 2004. These reductions were partially offset by increased administrative expenses of $0.6 million related to the operations of NECL. These losses were offset by increased gross profits of $2.0 million and increased other income of $0.1 million.

Current and Future Income Taxes. During the fiscal period ending June 30, 2004 a net future income tax charge of $29,000 was recognized as compared to a net future income tax charge of $0.4 million during fiscal 2003. The primary reasons for the charge was (i) a $1.2 million fluxuation due to changes in tax rates and other items versus a change of $1.7 million during fiscal 2003; and (ii) an increased valuation provision on the future income tax asset during the year. During both fiscal 2004 the statutory tax rate for the Company was 36% versus 38% for fiscal 2003.

Minority Interest. During fiscal 2004 minority interest of $0.1 million was charged to earnings versus nil for fiscal 2003. Minority interest represents the net residual interest in the equity of Liannu the partnership that belongs to the Company’s other partners.

Net Losses. As a result of the above the consolidated net loss for the twelve month period ending June 30, 2004 was $2.2 million, 73% less than the $8.0 million loss reported for the previous twelve month period.

Net Losses Per Share. As a result of the noted losses from operations, net losses per share for the twelve-month period ending June 30, 2004 decreased by 74% to $0.55 per share from $2.11 per share for fiscal 2003.

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

Oakwell Claim. In connection with the Oakwell litigation, the Company accrued an amount of $5.9 million for the twelve-month period ending June 30, 2003, versus nil for the twelve-month period ending June 30, 2002 (See Critical Accounting Estimates -Oakwell Claim, below).

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

Loss from operations before Minority Interest and Income Taxes. Losses from operations before Minority Interest and Income Taxes increased by 7.1 million from $0.5 million in fiscal 2002 to $7.6 million during fiscal 2003. The increase in losses for fiscal 2003 was primarily related to (i) an accrued $5.9 million litigation claim against the Company; (ii) increased administrative expenses of $0.9 million mainly comprised of legal expenses for the litigation; and (iii) a decrease of $0.9 million of other income. These losses were offset by increased gross profits of $0.6 million.

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

Net Losses. Consolidated loss for the twelve month period ending June 30, 2003 was $8.0 million, 627% more than the $1.1 million loss reported for the previous twelve month period.

Net Losses Per Share. As a result of the noted losses from operations, net losses per share for the twelve-month period ending June 30, 2003 increased by 314% to $2.11 per share from $0.51 per share for fiscal 2002.

SUMMARY OF QUARTERLY RESULTS

EnerNorth Industries Inc.
Presented Pursuant to Canadian Generally Accepted Accounting Principles
(Canadian $000s, Except Per Share Data)

During the winter months of the fiscal 2004 quarterly periods revenue was higher versus revenue during the winter months of the four quarters in fiscal 2003 due to the operations at NECL. NECL was able to operate at full capacity during the winter months of fiscal 2004 due to the utilization of the Bull Arm facilities located in Trinity Bay, Newfoundland and Labrador, Canada.

Earnings tended to recede during the winter months of both fiscal 2004 and 2003 due to increased litigation expenditures related to the Oakwell Claim. During 2004 the Company expended $1.0 million on litigation costs and accrued $1.6 million during the second quarter and $2.2 million during the third quarter of 2004. The additional accrual was later reduced to $2.0 million for the fiscal period ending June 30, 2004. During fiscal 2003 the Company expended $1.2 million in litigation costs and during the four quarter of 2003 accrued $5.9 million related to the Oakwell Claim. These expenditures and accruals were tied to the timing of court hearings and decisions and do not represent a normal business trend.

B.    LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as of June 30, 2004 were $0.6 million, compared to $6.7 million at the end of the previous fiscal year. During fiscal year 2004 cash flow from operating activities was ($3.1) million versus $0.6 million for the previous year. The negative cash flow from operating activities was primarily caused by an increased working capital requirement during the year. During the previous fiscal year working capital was positive. The major cause for the change in working capital was due to a decrease of $2.0 million in deferred revenue during fiscal 2004 versus an increase of $2.4 million the previous fiscal year. Also during fiscal year 2004 the Company expended $1.7 million on the acquisition, development and exploration of oil and gas properties and expended $0.2 million on the purchase of capital assets for the Industrial & Offshore Division. The Company repaid $0.4 million of shareholder loans and the Company utilized $0.2 million from its line of credit, that was used to fund the Industrial & Offshore Division’s operating activities and repaid $0.2 million of its long term debt. The Company also purchased $0.3 million of marketable securities. The Company has the resources to meet its present working capital requirements excluding the Oakwell Claim.

Cash and cash equivalents as of June 30, 2003 were $6.7 million, compared to $5.6 million at the end of the previous fiscal year. During fiscal year 2003 the Company issued common shares for cash of $1.2 million. The proceeds were primarily applied to the acquisition, development and exploration of oil and gas properties and to the purchase of capital assets. During fiscal year 2003 the Company expended $0.4 million on the exploration and development of new oil and gas properties and expended $0.4 million on the purchase of capital assets for the Industrial & Offshore Division. In fiscal 2003 the Company repaid $0.3 million of shareholder loans, and was advanced $0.1 million for net repayments of $0.2 million. The Company also utilized $0.6 million from its line of credit, which amount was used to fund the Industrial & Offshore Division’s operating activities.

The Company's primary sources of liquidity and capital resources historically have been cash flows from the operations of the Industrial & Offshore Division and the Oil & Gas Division, the issuance of share capital and advances from shareholders. During fiscal 2000 and 2001 the Company recovered part of its investment in KEOPL. During fiscal 2004, it is expected that primary sources of liquidity and capital resources will be derived from the operations of the Industrial & Offshore Division, revenues from the Oil & Gas Division and further recovery in connection with an arbitration award (See "Critical Accounting Estimates - Valuation of the Company’s Investment in KEOPL" below).

CIBC Facility

The Company's Industrial & Offshore Division, through M&M and MMO, maintains its own revolving line of credit facility with a commercial bank. The credit facility, provided by Canadian Imperial Bank of Commerce ("CIBC") was initially entered into in December of 1994, and has been amended and renewed from time to time (the "CIBC Facility"). The CIBC Facility currently allows M&M to borrow up to the lesser of (i)  $1.75 million, or (ii) 75% of receivables from government or large institutions/corporations and 60% of other receivables to finance working capital requirements on a revolving basis. The CIBC Facility is payable upon demand and bears interest at prime plus 2.25%. As of June 30, 2004, the principal balance outstanding under the CIBC Facility was $1.5 million, as compared to  $1.9 million as of June 30, 2003. From time to time CIBC has extended a greater amount than the credit facility allows.

Under the CIBC Facility, as security for repayment of loans extended to M&M, M&M granted to CIBC: (i) a first priority lien on receivables, inventory and specific equipment; (ii) a second priority lien on land, buildings and immovable equipment; and (iii) an assignment of insurance proceeds. As security for repayment of loans to MMO, MMO granted to CIBC a first priority lien on receivables, inventory and equipment. Under the CIBC Facility (a) M&M has guaranteed the obligations of MMO under the facility in an unlimited amount, and such guarantee is secured by the same collateral as for M&M’s direct obligations, and (b) MMO has guaranteed the obligations of M&M under the facility in an unlimited amount, and such guaranty is secured by the same collateral as for MMO’s direct obligations. The credit facility also requires M&M to comply with certain financial covenants, including current ratio, debt/equity ratio, and limits on capital expenditures, dividends and further encumbrances on collateral. As at June 30, 2004 the Company was in compliance with all of these covenants.

RoyNat Mortgage

As of June 30, 2004, M&M is indebted to RoyNat, Inc. ("RoyNat") in the amount of $0.4 million (2003 - $0.4 million). The mortgage matures in 2008 and bears interest at Roynats cost of funds plus 3.25% (2003 - 5.8%). As security for its obligations to RoyNat, M&M has granted a first priority lien on the land and building, and a secondary lien on all other assets of M&M, subject to the first priority lien in favor of CIBC. MMO has also guaranteed this mortgage.

Magna Credit Facility

During 2003, Magna negotiated a credit facility in the amount of $1.0 million, which is repayable on demand and bears interest at the bank's prime lending rate plus 1.50% per annum. As security M&M has provided a $250,000 corporate guarantee for this credit facility. Included in bank indebtedness is the Company’s proportionate share of a bank demand loan of $200,535 (2003 - $93,000) related to this facility.

NECL Credit Facility and Guarantee

During 2004, NECL obtained a credit facility in the amount of $1.0 million which is repayable on demand and bears interest at the bank's prime lending rate plus 2% per annum. As security for this facility, both M&M and their joint venture partner both provided a guarantee of $1.0 million each. Included in bank indebtedness is the Company’s proportionate share of a bank demand loan of $502,943 (2003 - Nil) related to this facility.

Outlook and Prospective Capital Requirements.

The Industrial & Offshore Division is currently completing a backlog of contracts, and M&M and MMO have been bidding on new contracts for the first and second quarters. Further development of Atlantic Canada's offshore infrastructure could foster future growth for the Industrial & Offshore Division. In addition the Oil & Gas Division is adding positive cash flow to fund corporate operations and future development and growth. At present the Company intends to expand its oil and gas operations although such growth in the next fiscal year may be curtailed due to working capital constraints.

As part of the Company's oil and gas exploration and development program management of the Company anticipates further expenditures to expand its existing portfolio of proved and probable oil and gas reserves. Amounts expended on future oil and gas exploration and development is dependent on the nature of future opportunities evaluated by the Company. These expenditures could be funded through cash held by the Company or through cash flow from operations. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means.

It is anticipated that M&M will expend approximately  $0.5 million in capital expenditures for new and used manufacturing and office-related equipment over the next twelve months. Such equipment, which could be utilized to generate additional construction and fabrication revenues, could be financed through capital leases with equipment manufacturers, credit arrangements with M&M's existing lenders, cash from the Company or other means. With respect to other potential expenditures of the Company see "Critical Accounting Estimates - Oakwell Claim" below.

The Company's long-term profitability will depend upon its ability to successfully implement its business plan. Also, if the Company is not successful in defending the enforceability of the Oakwell Claim in Canada then there will be a material and adverse impact on the Company’s financial position and operations may be curtailed.

In the past M&M has focused on manufacturing and fabricating process piping, production equipment, steel tanks and other metal products requiring specialized welding and fabrication abilities. Management believes that several opportunities are developing in the Atlantic provinces of Canada, which could enable M&M to maintain and increase the volume of its business. These opportunities could include contracts for the White Rose Oilfield, the Sable Island Offshore Energy Project, and the development of the Voisey's Bay nickel mine. Management also anticipates that M&M will have recurring opportunities with respect to the upgrade and maintenance of existing area infrastructure, including the Hibernia and Terra Nova oil fields, mechanical fabrication and maintenance of production equipment for refineries, pulp and paper mills (including environmental equipment) and private sector power generation projects (primarily for mining and natural resources).

C.    RESEARCH AND DEVELOPMENT

Not applicable.

D.    TREND INFORMATION

Seasonality. The Company's Industrial & Offshore Division operates in a cyclical and seasonal industry. Fabrication industry activity levels are generally dependent on the level of capital spending in heavy industries such as mining, forestry, oil and gas and petrochemicals. In addition, the Company is subject to seasonal levels of activity whereby business activities tend to be lower during the winter months. The level of industry profits, capacity-utilization in the industry and interest rates often affect capital spending in these industries. Success in fabrication will be dependent on the Industrial & Offshore Division's ability to secure and profitably perform fabrication contracts. Fixed price fabrication contracts contain the risk of bid error or significant cost escalation with regard to either labor or material costs, combined with a limited ability to recover such costs from the applicable client.

The Company's Oil & Gas Division is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company's oil and gas properties is the primary determinant for the volume of sales during the year.

E.    OFF-BALANCE SHEET ARRANGEMENTS

The Company has the following off balance sheet indemnities and guarantees as of June 30, 2004:

Multi-Party Indemnity

In February of 2004 the Company re-confirmed an agreement originally entered into in March of 2002 where the Company, M&M and MMO entered into an Indemnity and Security Agreement with Western Surety (the "Western Agreement"). Under the Western Agreement the surety agreed to issue up to an aggregate of $15,000,000 in bonds or undertakings on behalf of M&M and/or MMO (the "Principals"). Under the Western Agreement each of EnerNorth, M&M and MMO (the "Indemnitors") is jointly and severally liable to the surety for (i) any default in performance by either Principal, (ii) any and all losses incurred by the surety in connection with such default(s), and (iii) any loss or damage incurred by the surety arising from the issue of the bond(s). As security for its obligations, each of the Indemnitors granted a security interest to Western in any and all amounts due to them with respect to the bonded contracts, including payments due from the obligee under the bond, and any liens or insurance proceeds. The indemnity of each of the Indemnitors is unlimited in amount, and has no expiration date. Since their respective incorporations, neither M&M nor MMO has incurred any liability as either a principal or a guarantor with respect to a surety.

Liannu Indemnities

In February of 2004 the Company re-confirmed an agreement originally entered into in May of 2003 where the Company, M&M and MMO entered into an Indemnity and Security Agreement with Western Surety (the "Liannu Agreement"). Under the Liannu Agreement the surety agreed to issue bonds or undertakings on behalf of Liannu. Under the Liannu Agreement each of EnerNorth, M&M and MMO is jointly and severally liable to the surety for (i) any default in performance by Liannu, (ii) any and all losses incurred by the surety in connection with such default(s), and (iii) any loss or damage incurred by the surety arising from the issue the bond(s). As security for its obligations, each of EnerNorth, M&M and MMO granted a security interest to Western in any and all amounts due to them with respect to the bonded contracts, including payments due from the obligee under the bond, and any liens or insurance proceeds. The indemnity of each of EnerNorth, M&M and MMO is unlimited in amount, and has no expiration date.

F.    TABABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Schedule of Contractual Obligations
June 30, 2004

Description	2005	2006	2007	2008	2009 Onward	Total

Long term debt	$108,738	$102,858	$96,978	$91,098	$17,705	$417,377
Capital lease obligations	$169,550	$136,360	$92,816	$56,791	$19,290	$474,807
Operating leases	$89,059	$58,610	$21,239	$0	$0	$168,908
Future income taxes	$25,617	$0	$0	$0	$0	$25,617
Site restoration	$24,000	$9,000	$22,000	$4,000	$157,000	$216,000
Total	$416,964	$306,827	$233,034	$151,889	$193,994	$1,302,708

Note: Figures in the above table will not reconcile to the presentation in the audited consolidated financial statements due to the inclusion of interest expense in addition to principal payments.

G.    SAFE HARBOR

This annual report includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include conclusions of prefeasibility and feasibility studies, estimates of future production, capital and operating costs, market prices of resources and our products and services and other known and unknown risks. These and other factors and uncertainties may cause material differences from future results as expressed or implied by these forward looking statements. These risks, uncertainties and other factors include but are not limited to the risks involved in our businesses.

All statements, other than statements of historical facts, included in this annual report that address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. The words "believe", "intend", "expect", "anticipate", "project", "estimate", "predict" and similar expressions are also intended to identify forward-looking statements.

Our estimated or anticipated future results or other non-historical facts are forward-looking and reflect our current perspective of existing trends and information. These statements involve risks and uncertainties that cannot be predicted or quantified, and consequently actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the success of our exploration and development activities, environmental and other regulatory requirements, foreign exchange issues, oil reserve estimates and prices, competition by other resource companies, financing risks, political stability issues, competition from other fabrication companies, and other risks and uncertainties detailed in this report and from time to time in our other Securities and Exchange Commission ("SEC") filings.

Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

Forward-looking statements are subject to a variety of risks and uncertainties in addition to the risks referred to in "Risk Factors" under Item 3.D above.

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

The most significant accounting policies that impact the Company and its subsidiaries relate to revenue recognition policies, oil and gas accounting and reserve estimates, accounting for joint ventures, valuation of capital assets, future income tax assets and liabilities, and stock based compensation.

The most significant accounting estimates that impact the Company and its subsidiaries relate to the Oakwell Claim and the valuation of the Company's investment in KEOPL.

The only new accounting policy that was adopted by the Company during the 2004 fiscal year was a new accounting policy guideline for oil and gas accounting according to the new Canadian Institute of Chartered Accountants ("CICA") Handbook guideline ACG-16. During the 2003 fiscal year the Company adopted a new accounting policy for Asset Retirement Obligations, in accordance with the recommendation of the CICA Handbook Section 3110. The Company adopted this policy before it was required. During fiscal 2002 the Company adopted new accounting policies for Goodwill and Other Intangibles, again in accordance with recommendations in the CICA Handbook.

Critical Accounting Policies:

Revenue recognition. Revenue for M&M & MMO is generated principally from contracts or purchase orders awarded through a competitive bidding process. Revenue from construction and fabrication contracts is recognized on the percentage of completion basis, under which contract revenues are recognized by assessing the value of the work performed in relation to the total estimated cost of the contract. Revenue from M&M & MMO's venture partners are recognized based on their proportionate equity holdings in those entities. Revenue generated through Liannu is recognized based on the consolidated total operations of the entity. A provision is then made for the percentage of net earnings that is due to the minority interest owners of the partnership.

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

In applying the full cost method, under Canadian GAAP, the Company performs a ceiling test which restricts the capitalized costs less accumulated depletion and amortization from exceeding an amount equal to the estimated fair market value undiscounted value of future net revenues from proved and probable oil and gas reserves, as determined by independent engineers, based on sales prices achievable under forecast prices existing contracts and posted average reference prices in effect at the end of the year and forecast current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes.

In comparison, in applying the full cost method under US GAAP, the Company performs a ceiling test based on the same calculations used for Canadian GAAP except the Company is required to discount future net revenues at 10% as opposed to utilizing the fair market value. Also, probable reserves are excluded.

Joint Ventures. The Company's Industrial & Offshore Division carries out part of its business through three corporations and one teaming arrangement. The Company's audited consolidated financial statements include the Company's proportionate share of each of these entity's assets, liabilities, revenues and expenses. At June 30, 2004 MMO holds a 50% equity interest in Magna and a 20.83% equity interest in NSA. M&M holds a 50% equity interest in NECL and M&M holds a combined 49% partnership interest in Liannu which in turn holds a 50% interest in the Mista-Shipu teaming arrangement. (See Note 6 to the Company's audited Consolidated Financial Statements).

In comparison under US GAAP, the Company would instead use the equity method of accounting for joint ventures rather than the proportionate consolidation method of accounting. Under the US GAAP method the Company would present its net investment in the joint venture on the consolidated balance sheet and present its net share of equity income on the consolidated statement of loss and deficit.

Capital Assets. Capital assets consist primarily of fabrication buildings, office equipment, and manufacturing equipment. These assets are recorded at cost less accumulated amortization and, if applicable, written down for impairment.

Capital assets are amortized on the declining balance basis over their estimated useful lives at the following rates:

Buildings	3%
Manufacturing equipment	20%
Tools and equipment	20%
Office equipment	20%
Vehicles	30%
Paving	7%
Equipment under capital lease	20%

Future Income Tax Assets and Liabilities. The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying amounts and their respective income tax bases (temporary differences). Management regularly reviews its tax assets for recoverability and establishes a valuation allowance based on (i) historical taxable income; (ii) projected future taxable income; and (iii) the accounting treatment reflected in Note 11 of the Company’s Audited Consolidated Financial Statements. As of June 30, 2004 the Company had $9.0 million of non-capital losses, Cumulative Canadian oil and gas property expenses of $6.8 million and capital losses of $10.2 million.

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

Under US GAAP Financial Accounting Standard ("FAS" 123), stock options granted to consultants are recognized as an expense based on their fair value at the date of grant. Prior to the adoption of the CICA section 3870 under Canadian GAAP, options to consultants were disclosed and no compensation expense was recorded. The Company’s calculation for the compensation for consultants of Nil in 2004, Nil in 2003 and CDN $ 8,621 in 2002 is based on the Black-Scholes Option Pricing Model. The Black-Scholes Option Pricing Model is utilized by the Company in its reconciliation to US GAAP.

An application of the Black-Scholes Method, and the underlying assumptions in calculating option values, for the last three fiscal years is reflected in the table below.

ASSUMPTIONS
Year	Volatility Factor	Assumed Options Issued	Risk Free Rate	Black Scholes Value
Fiscal 2004	N/A	Nil	N/A	N/A
Fiscal 2003	N/A	Nil	N/A	N/A
Fiscal 2002	0.31	6,667	5%	1.29

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

Critical Accounting Estimates

Oakwell Claim. On October 16, 2003 the High Court of the Republic of Singapore ordered the Company to pay Oakwell US $5,657,000 (approximately CDN $7,580,000) plus costs (the "Judgment") (Singapore Suit No. 997 of 2002/V). The Company appealed the Judgment to the Court of Appeal of the Republic of Singapore (Singapore Civil Appeal No. 129 of 2003/Y). That Court dismissed the appeal on April 27, 2004 and is the final Court of Appeal for Singapore.

On June 21, 2004, Oakwell filed an Application with the Superior Court of Justice for the Province of Ontario seeking to enforce the Judgment in Ontario (Ontario Court File No.04-CV-271121 CM3). The hearing of that Application has been scheduled for December 6, 2004.

The Company is of the view that the Judgment was improperly granted against it and that valid defenses exist to prevent the enforcement of the Judgment in Ontario. The Company has provided a substantive response to the application and has brought its own application against Oakwell for a declaration that the Judgment is unenforceable in the Province of Ontario.

If the Judgment is enforced in Ontario, the Company’s financial condition would be materially and adversely affected.

A provision of CDN $7,915,681 has been made to these financial statements in relation to the Judgment.

HB Capital contingent liability. A statement of claim has been filed in the Supreme Court of Newfoundland and Labrador, Trial Division, Suit # 1998 St. J. No. 3233 against the Company by a former financial adviser alleging breach of contract. The plaintiff has claimed for special damages in the amount of approximately $240,000 (US $184,197) and a success fee equal to 1% of the gross debt/equity financing of the Andhra Pradesh project less up to 20% of any corporate contributions to the project by the Company or its affiliates. Management believes that the claim is without merit and has filed a counter claim. No correspondence or activity has occurred since 2000 and management believes that the plaintiff has abandoned the litigation. No provision has been made in the Company’s audited Consolidated Financial Statements for this claim.

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

Valuation of the Company's Investment in KEOPL. As of June 30, 2004, the Company owns 11,848,200 common shares (2003 - 11,348,200) of Rs. 10 each, of KEOPL (the "KEOPL Shares"), a company incorporated in India, which is developing a power project in Andhra Pradesh, India.

Pursuant to an Arbitration Agreement and Award between the Company and VBC, an Indian corporation, the parent company of KEOPL and an Arbitration Award passed and dated October 11, 2003 by Hon’ble Arbitral Tribunal, India (the "Award") (i) VBC transferred an additional 500,000 equity shares in KEOPL to the Company (valued at approximately CDN $141,000 as at September 20, 2004), and (ii) VBC is required to buy the 11,348,200 KEOPL Shares for INR 113,482,000 (approximately CDN $3.2 million as at September 20, 2004) on or before the earlier of (a) 60 days after the first disbursal of funds on financial closure of the KEOPL Project, and (b) March 31, 2004. VBC is liable to pay the Company interest at 12% per annum on the value of the unredeemed shares from the earlier of (a) and (b) above. The Company may, upon written notice to VBC, require that VBC purchase, and VBC is required to buy, the additional 500,000 equity shares of KEOPL at a par value of INR 5 million on or before the same dates. VBC is liable to pay the Company interest at 12% per annum on the value of the unredeemed shares from March 31, 2004 to the date of actual payment thereof.

On February 28, 2004 the Company provided written notice to effect the purchase by VBC of the 11,348,200 KEOPL Shares held by the Company. VBC raised a dispute regarding the purchase of the KEOPL Shares and the Company commenced legal proceedings against VBC in the Hon'ble Chief Judge City Civil Court, Hyderabad, India (Execution Petition No. 46/2004) to enforce the Award and the purchase and sale of 11,348,200 KEOPL Shares to VBC. The Company estimates that the carrying amounts of the investment in KEOPL will be fully recovered.

On September 20, 2004, the Company received an interest payment from VBC net of India tax for the period March 31, 2004 to June 30, 2004 in the amount of CDN $84,182 (US $62,800).

The investment in KEOPL is recorded at expected net recoverable amount of CDN $3.37 million at June 30, 2004. Management of the Company assessed the amount recoverable based on (i) the par value of the shares, (ii) an assessment of VBC's ability to pay, (iii) the provisions of the Arbitration Award, and (iv) the likelihood and timing of payment. As of September 20, 2004 the estimated value of the KEOPL Shares was approximately CDN $3.34 million based on current exchange rates. The actual recoverable amount is dependent upon future events, foreign exchange fluctuations and subject to certain sovereign risks such as political instability and economic conditions, and could differ materially from the amount estimated by management.

Newly Adopted Accounting Policies

Oil and gas accounting: During 2004, the Company adopted the recommendations of the new CICA Handbook guideline AcG-16. The primary difference related to this new accounting standard relates to the application of the ceiling test. Under the new standard the capitalized costs less accumulated depletion and amortization are restricted to the fair value of proved and probable reserves as opposed to the undiscounted value of proved reserves less general and administrative expenses, tax and financing costs. As a result of applying the new standards, management determined that a transitional impairment loss of $1,945,786 should be recorded as at July 1, 2003.

In comparison, in applying the full cost method under US GAAP, the Company performs a ceiling test based on the same calculations used for Canadian GAAP except the Company is required to discount future net revenues at 10% as opposed to utilizing the fair market value. Also, probable reserves are excluded.

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

Transactions with Related Parties

Effective June 30, 2004, a company controlled by a Director of the Company was awarded $42,000 as compensation for services rendered during the year on behalf of the Company (2003 - CDN $90,000). The services rendered relate to the Company’s litigations.

During the year the Company entered into a nine month consulting agreement with another director whereby the Company director was remunerated US $45,000 for services rendered to the Company. The services rendered relate to the Company’s litigations.

During the year the Company repaid $402,419 to a shareholder and a director of the Company.

Included in accounts receivable at June 30, 2004 are advances due from an officer of the Company’s subsidiary in the amount of $2,815 (2003 - $10,246).

These transactions are in the normal course of business of the Company and measured at the exchange amount.

Fourth Quarter

During the fourth quarter there were no significant events or items that affected the Company’s financial condition, cash flows or results of operations.

Other Information

The Company's public filings can be accessed and viewed through the Company's website, www.enernorth.com under the heading "Investor Relations", and by clicking on "Corporate Filings". A link to the Company's Canadian Securities Commissions filings, including the Company’s Annual Form 20F filed as its Annual Information Form, can be viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com and the Company's United States Securities and Exchange Commission filings can be viewed through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov).

Share Capital

(a)	Authorized and Issued:
Authorized:
Unlimited number of Common Shares, without par value
Unlimited number of Class A Preference Shares, Series I
Unlimited number of Class A Preference Shares, Series II

Issued
Common shares

	#	Consideration
Balance, as at September 20, 2004 and June 30, 2004	4,059,009	$43,339,132

(b)	Common share purchase warrants outstanding consist of the following:

Exercise	Expiry
Price	Date
US$ 1.80	December 31, 2004	533,332
		533,332

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

The table on the next page sets forth the names of all directors and executive officers of the Company and its subsidiary as of the date of this Annual Report, with each position and office held by them in the Company and its subsidiary, and the period of service as a director or as an officer.
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

President of EnerNorth beginning July 1, 2002. Director of EnerNorth since 1997; Secretary of EnerNorth beginning July 22, 1998; Vice President of Corporate Affairs from October 29, 1999 to June 30, 2002; President of EPS Karnataka effective December 31, 2002, Director and Secretary-Treasurer of EPS Karnataka since September 30, 1998. Director of M&M and MMO beginning June 20, 2002
December 1997
Scott T. Hargreaves	6/10/67	Chief Financial Officer of EnerNorth beginning February 15, 1999.	February 1999
John H. Brake	5/4/41

Chairman, Chief Executive Office of M&M and MMO effective December 1, 2002 and Director of M&M and MMO; President of M&M and MMO from 1973 to December 1, 2002; and Director and President of EnerNorth until July 22, 1998.
April 1996
Tom A. Warren	6/04/41	Controller, Director and Secretary of M&M and MMO; Previously Director and Secretary of EnerNorth until July 22, 1998.	April 1996
David R. Myers	1/14/51	President and Director of M&M and MMO effective December 1, 2002; Vice President of M&M and MMO from April 1996 to December 1, 2002; Director of EnerNorth until July 22, 1998.	April 1996
Ramesh K. Naroola	4/3/40	Director of EnerNorth since October 1, 1999; Director of EPS Karnataka since October 29, 1999.	October 1999
Ian S. Davey	1/4/58	Director of EnerNorth since December 1997.	December 1997
Milton Klyman	9/1/25	Director of EnerNorth from December 1997 to September 2000, and again from April 2001 to the date of this Annual Report.	December 1997
Geoff C. Wells	4/25/67	Vice-President of M&M effective December 1, 2002.	December 1, 2002
Terry R. King	9/19/69	Vice-President of MMO effective December 1, 2002.	December 1, 2002

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

Ms. Sandra J. Hall was appointed President of the Company on July 1, 2002, and has been a Director of the Company since December 1997 and Secretary of the Company since July 1998. From October 29, 1999 to June 30, 2002, Ms. Hall was the Company's Vice President of Corporate Affairs. On June 20, 2002, Ms. Hall was appointed a Director of M&M and MMO. On December 31, 2002 Ms. Hall was appointed President of EPS Karnataka. Ms. Hall is also Secretary-Treasurer and Director of EPS Karnataka since September 1999. From September 1996 to April 2000 Ms. Hall served as comptroller of API Electronics Group Inc. From 1982 until September 1996, Ms. Hall was an accountant for Duguay & Ringler Corporate Services. Ms. Hall is an officer and a director of Eugenic Corp. and 1407271 Ontario Ltd. On September 24, 2004, Ms. Hall was appointed a Director of Quarry Oil & Gas Ltd.

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

Mr. David R. Myers a Professional Engineer was appointed President of M&M and MMO effective December 1, 2002 and has been a director of M&M and MMO since 1973. Mr. Myers was previously the Vice President of M&M and of MMO from 1974 to November 30, 2002. Mr. Myers was also a Director of the Company from May 1996 through July 1998.

Mr. Ian S. Davey has been a Director of the Company since December 1997. Mr. Davey has been President of TV Eye Entertainment Limited since 1993, President of Compleat Communications Limited since 1990, and the President of China One Communications since January 2001, and President of Hard Pass Production Incorparated since April 2004. Mr. Davey is a director of First Strike Diamond Inc.

Mr. Ramesh K. Naroola has been a director of the Company since October 1999. Mr. Naroola is a self-employed consultant in banking and labor law. He was an Advisor to BHPE Kinhill Joint Venture on the Steel Authority of India Limited Environment Project, National Mineral Development Corporation Project and the Indian Railway Safety Training Project, Mechanisation of ADB Funded Coal Handling Project Paradip Port awarded to BHPE-KINHILL, 375 Km World Bank Funded Tamil Nadu Highway Project, and 'Andhra Pradesh Urban Water Supply and Sanitation Sector Strategy Study' Project. Mr. Naroola was a business advisor to Kinhill Engineers-Australia and BHP Group-Australia. Until March 23, 1999 Mr. Naroola has served on the Board of Directors of BHP Steel India Private Ltd., BHP Minerals India Private Ltd., BHP Petroleum India Pvt. Ltd., BHPE Kinhill India Private Ltd., and Kakinada Energy Ltd. Mr. Naroola has been an Advocate of the Supreme Court of India, and is a Certified Life Associate of the Indian Institute of Bankers and a Life Member of the Labor Law Society and Indian Council of Arbitration and Indian Law Institute. Mr. Naroola is an alternate director of EIPC, and a director of EPS Karnataka, Asia Soft India Private Limited and IFOFI.com Infotech India Private Limited. Mr. Naroola is also serving as a Honorary Member on the Board of Governors of Indian Chapter for Democratic Convergence and as a Member of Executive Committee of Pathway Centre for Rehabilitation and Education of mentally retarded children.

Mr. Milton Klyman was a director of the Company from December 1997 to September 2000. Mr. Klyman was re-appointed a director of the Company April 2001. Mr. Klyman is a self-employed financial consultant and has been a Chartered Accountant since 1952. Mr. Klyman is a Life Member of the Institute of Chartered Accountants of Ontario. Mr. Klyman serves as a director on the boards of various public companies including Harte Gold Corporation, and OSE Corp.

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

B.    COMPENSATION

The Ontario Securities Act requires that the Company disclose information about the compensation paid to, or earned by, the Company's President and Chief Financial Officer and each of the other most highly compensated executive officers of the Company earning more than $150,000 in total salary and other compensation for the fiscal year ended June 30, 2004. The only executive officers of the Company for whom disclosure is required are Mr. Hargreaves, Mr. Myers and Ms. Hall. The aggregate amount of compensation (including salaries, bonuses and other compensation and the net amount realized on the exercise of stock options) paid and accrued by the Company during the fiscal year ended June 30, 2004 to all directors, senior management and administrative or supervisory personnel of the Company as a group was CDN $1,673,334.

Consulting Arrangements

On September 1, 2003, the Company and Mr. Naroola, a director of the Company entered into a nine-month consulting arrangement under which Mr. Naroola received a monthly consulting fee of US $5,000 for services rendered to the Company. During the year the Company paid Mr. Naroola a total of US $45,000 under the consulting agreement that expired on May 31, 2004. Effective June 30, 2004, a Director of the Company was awarded CDN $42,000 as compensation for services rendered during the year on behalf of the Company to Core Capital Markets Limited ("Core") of which Mr. Cassina is a director and a controlling shareholder.

Effective June 30, 2003, the Company awarded CDN $90,000 as compensation for services rendered during the year on behalf of the Company to Core.

Compensation of Specified Executive Officers

The table on the next page presents, in accordance with the applicable regulations under the Securities Act (Ontario) (the "Regulations") all annual and long-term compensation for services rendered in any capacity to the Company or its subsidiaries for the annual periods ended June 30, 2004, 2003 and 2002 (to the extent required by the Regulations). The Regulations require disclosure for individuals who served as the Chief Executive Officer and Chief Financial Officer of the Company or were among the most highly compensated executive officers (in terms of salary, bonus and other compensation and the net amount realized on the exercise of stock options) paid and accrued by the Company, provided that each such person's annual salary and other compensation exceeded CDN $150,000.

The Company has three such individuals (including the President and Chief Financial Officer of the Company) and their compensation stated in Canadian dollars is listed below.

	Fiscal	Annual Compensation (CDN$)		Registered Retirement Plan Employer Contribution	Securities under Options Held / Securities Under Option	Net Value Realized on Exercise of Stock Options	All Other Compensation
Name	Year	Salary	Bonus	(CDN$)	(1)(3)	(CDN$)	(CDN$)(4)
Sandra J. Hall (2)	2004 2003 2002	$104,375 $100,000 $48,000	None None None	None None None	Nil Nil 27,167/33,333	Nil Nil $340,684	$22,147 $9,888 $8,241
Scott T. Hargreaves	2004 2003 2002	$107,500 $100,000 $100,000	None None None	None None None	Nil Nil 8,333 /8,333	Nil Nil $37,821	$37,096 $1,312 $1,322
David R. Myers	2004 2003 2002	$135,146 $125,570 $131,957	None None None	$10,570 $10,570 $10,324	Nil Nil 3,333/3,333	Nil Nil Nil	$7,956 $7,574 $10,103
____________________
(1)	All options for Common Stock were granted pursuant to the 1996 Stock Option Plan amended December 2002.
(2)	Effective July 1, 2002 the Board of Directors passed a resolution setting Ms. Hall's annual salary as President at CDN $100,000.
(3)	During the fiscal year 2003, the Company cancelled 27,167 options granted to Ms. Hall; 8,333 options granted to Mr. Hargreaves; and 3,333 options granted to Mr. Myers, all exercisable at $18.90.
(4)	Includes amounts for car allowance, professional dues, memberships and paid vacation pay.

Compensation to Directors

There was no monetary compensation paid by the Company to directors during the fiscal year ended June 30, 2004 for their services in their capacity as directors, or any compensation paid to committee members except for CDN $2,000 paid to Mr. Klyman in his capacity as Chairman of the Audit Committee.

Effective September 1, 2004 the board of directors’ adopted a fee structure. Under the terms of the fee structure each director shall receive an annual retainer of CDN $5,000 payable quarterly. In addition, the directors are paid a fee of CDN $250 per meeting of the board or committee of the board attended. The directors of the Corporation are also entitled to reimbursement for out-of-pocket expenses for attendance at meetings of the board of directors and any committees of the board of directors. The Chairs of the committees of the board of directors are to be paid an annual retainer of CDN $2,500 payable quarterly.

Long-Term Incentive Plan Awards

The Company did not have a long-term incentive plan during the fiscal year ended June 30, 2004.

Share Options Granted

During the fiscal year ended June 30, 2004 no stock options were granted to executive officers or directors.

Share Options Exercised

During the fiscal year ended June 30, 2004, no executive officers or directors exercised options for Common Stock of the Company.

1996 Stock Option Plan

The Company's Stock Option Plan (the "Stock Plan") was adopted by the Board of Directors on March 25, 1996, and approved by a majority of the Company's shareholders voting at the Annual General Meeting on April 30, 1996. The Stock Plan was adopted to provide incentives for the directors, officers, employees, consultants and other persons who provide ongoing services to the Company and its subsidiaries, and to conform the plan to revised policies of the Toronto Stock Exchange and Ontario Securities Commission.

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

Registered Retirement Savings Plan

M&M maintains a registered retirement savings plan (the "RSP") for executive management. The RSP is registered under the provisions of Section 146 et seq. of the Income Tax Act of Canada and the regulations thereunder. Under the terms of the RSP, if an employee elects to participate in the RSP he must contribute 5% of his or her base salary, and the employer must contribute an equal amount. The employee does not pay income taxes on either the employee's or the employer's contributions, although the employer may deduct its contributions as a business expense. The RSP is administered by Manulife Financial on behalf of M&M. Total employer contributions for M&M's fiscal years ended June 30, 2004, 2003 and 2002 were CDN $33,147; CDN $32,355, and CDN $31,923 respectively.

Registered Retirement Plan

M&M maintains a registered retirement plan (the "RRP") for staff and union employees that is registered under the provisions of Section 146 et seq. of the Income Tax Act of Canada and the regulations thereunder. Under the terms of the RRP, if an employee elects to participate, he or she must contribute 2.5% of his or her base salary and the employer must contribute 1% of such salary amount. The employee does not pay income taxes on either the employee's or the employer's contributions, although the employer may deduct its contributions as a business expense. The RRP is administered by the Desjardins Financial Security (formerly: Laurentian Imperial Company) on behalf of M&M. Total employer contributions for M&M's fiscal years ended June 30, 2004, 2003 and 2002 were CDN $9,433; CDN $16,918 and CDN $13,580 respectively.

Group Insurance Plan

The Company through M&M carries group insurance plans and the aggregate premium paid on behalf of the employees during the fiscal years ended June 30, 2004, 2003 and 2002 was CDN $84,986, CDN $65,735 and CDN $57,206, respectively.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no compensatory plan or arrangement with respect the Named Executive Officers, or other Directors of the Company which results or will result from the resignation, retirement or any other termination of employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in an Executive Officer’s responsibilities following change of control.

C.    BOARD PRACTICES

The current terms of each of the Company's directors began on December 30, 2003 and will expire on the date of the Company's 2004 annual and special meeting of shareholders to be held on November 5, 2004. There was no compensation paid by the Company to the directors during the fiscal year ended June 30, 2004 for their services in their capacity as directors or any compensation paid to committee members except for CDN $2,000 paid to Mr. Klyman in his capacity as Chairman of the Audit Committee.

During the fiscal year ending June 30, 2004 the Company did not grant options to acquire Common Shares to any director or officer.

As of June 30, 2004 and September 20, 2004, the Board of Directors consists of five directors, three of which are "independent directors" in that they are "independent from management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding". The independent directors are Messrs. Davey, Klyman and Naroola. It is the Company's practice to attempt to maintain a diversity of professional and personal experience among its directors.

Committees of the Board

The Board of Directors discharges its responsibilities directly and through committees of the Board of Directors, currently consisting of an Audit Committee, Compensation Committee, Corporate Governance Committee and a Petroleum and Natural Gas Committee.

Each of the Compensation Committee, the Corporate Governance Committee and the Petroleum and Natural Gas Committee consists of a majority of independent directors, while the Audit Committee consists of only independent directors. Each Committee has a specific mandate and responsibilities, as reflected in the charters for each committee.

Members of the Audit Committee

The mandate of the Audit Committee is formalized in a written charter. The members of the audit committee of the Board are Messrs. Naroola, Davey and Klyman (Chairman). Based on his professional certification and experience, the Board has designated Mr. Klyman as a "financial expert". The audit committee's primary duties and responsibilities are to serve as an independent and objective party to monitor the Company's financial reporting process and control systems, review and appraise the audit activities of the Company's independent auditors, financial and senior management, and to review the lines of communication among the independent auditors, financial and senior management, and the Board of Directors for financial reporting and control matters. (See "Item 16A - Audit Committee Financial Expert" below).

Members of the Compensation Committee

The mandate of the Compensation Committee is formalized in a written charter. The members of the compensation committee of the Board are Messrs. Cassina, Davey and Klyman. The Committee is responsible for making recommendations to the Board of Directors on all matters relating to the compensation of directors, the members of various other committees of the Board and the senior officers of the Company. For this purpose the Compensation Committee reviews all aspects of compensation paid to directors, committee members, management and employees to ensure the Company's compensation programs are competitive, and that the Company can attract, motivate and retain high calibre individuals.

Members of the Corporate Governance Committee

The mandate of the Corporate Governance Committee is formalized in a written charter. The members of the corporate governance committee of the Board are Messrs. Cassina, Klyman and Ms. Hall. The Committee's duties and responsibilities include, but are not limited to, periodic review of the criteria regarding the composition of the board of directors and committees of the board of directors; assessing and providing recommendations on the effectiveness of the board of directors as a whole, the committees of the board of directors and the contribution of individual directors; supervising the Company's securities compliance procedures; ensuring that an appropriate selection process for new director and committee nominees is in place; and dealing with succession planning issues relating to senior management.

Members of the Petroleum and Natural Gas Committee

The Petroleum and Natural Gas Committee is currently composed of three directors, two of whom are outside unrelated directors. The members of the petroleum and natural gas committee of the Board are Messrs. Davey, Naroola and Ms. Hall. The Petroleum and Natural Gas Committee has the responsibility of meeting with the independent engineering firms commissioned to conduct the reserves evaluation on the Corporation’s oil and natural gas assets and to discuss the results of such evaluation with each of the independent engineers and management. Specifically, the Petroleum and Natural Gas Committee’s responsibilities include, but are not limited to, a review of management’s recommendations for the appointment of independent engineers, review of the independent engineering reports and considering the principal assumptions upon which such reports are based, appraisal of the expertise of the independent engineering firms retained to evaluate the Corporation’s reserves, review of the scope and methodology of the independent engineers’ evaluations, reviewing any problems experienced by the independent engineers in preparing the reserve evaluation, including any restrictions imposed by management or significant issues on which there was a disagreement with management and a review of reserve additions and revisions which occur from one report to the next. The Petroleum and Natural Gas Committee meets at least once annually or otherwise as circumstances warrant.

D.    EMPLOYEES

The following table sets forth the number of employees of the Company in management, supervisors and administrative positions as at June 30, 2004, 2003 and 2002.

	2004	2003	2002
Executive Office
Management	2	2	3
M&M Engineering/M&M Offshore
Management	6	6	5
Supervisors	3	3	3
Administrative/Support	16	12	12
TOTAL	27	23	23

As of June 30, 2004 the Company had 80 management, supervisors, administrators and trade related employees, of which 2 were employed in the Company's executive office in Toronto, Ontario, Canada, and 78 were employed by M&M or MMO in Newfoundland and Labrador.

E.    SHARE OWNERSHIP

The following table sets forth as of September 20, 2004 certain information with respect to the amount and nature of beneficial ownership of the Common Stock held by (i) each person who is a director or is or was a member of senior management of the Company during the fiscal year; and (ii) all directors and such members of senior management of the Company, as a group.

Name of Owner	Identity	Amount and Nature of Beneficial Ownership of Common Stock	Percentage(1)

James C. Cassina	Chairman and Director, of EnerNorth Industries Inc., Director of M&M and MMO	91,164 (2)	2.24%
Sandra J. Hall	President, Director, and Secretary of EnerNorth Industries Inc., Director of M&M & MMO	25,000	*
Scott T. Hargreaves	Chief Financial Officer of EnerNorth Industries Inc.	Nil	*
John H. Brake	Chairman and Chief Executive Officer and Director of M&M & MMO	Nil	*
Tom A. Warren	Director and Secretary of M&M & MMO	Nil	*
Ian S. Davey	Director, EnerNorth Industries Inc.	Nil	*
Ramesh K. Naroola	Director, EnerNorth Industries Inc.	Nil	*
Milton Klyman	Director, EnerNorth Industries Inc.	Nil	*
David R. Myers	President and Director of M&M and MMO	Nil	*
Geoff C. Wells	Vice President of M&M	Nil	*
Terry R. King	Vice President of MMO	Nil	*

All directors and members of senior management as a group (11 persons)		116,164	2.24%
____________________
*	Less than 1%.
1.

Unless otherwise indicated, the persons named have sole ownership, voting and investment power with respect to their stock, subject to applicable laws relative to rights of spouses. Percentage ownership is based on 4,059,009 shares of Common Stock outstanding on the transfer records of the Company as of September 20, 2004.

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

Warrants Issued and Outstanding

The following table sets forth outstanding warrants for Common Shares of the Company as of September 20, 2004.
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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

As of September 20, 2004, to the knowledge of the Company, no persons hold directly or indirectly or exercise control or direction over, common shares of the Company carrying more than 5% of the voting rights attached to all issued and outstanding common shares of the Company except as hereafter set out:

Name	Number of Shares	Percentage
Cohen Specialist LLC	389,065	9.59%

The following table discloses the geographic distribution of the majority of the holders of record of the Company's common stock as of September 20, 2004.

Country	Number of Shareholders	Number of Shares	Percentage of Shareholders	Percentage of Shares
Canada	3,279	2,939,113	94.33%	72.41%
USA	186	577,900	5.35%	14.24%
All Other	11	541,996	0.32%	13.35%
Total	3,476	4,059,009	100%	100%

B.     RELATED PARTY TRANSACTIONS

During the last three fiscal years ended June 30, 2004, and through the date of this Annual Report, the Company has entered into certain transactions with its directors, executive officers, or subsidiaries and their respective affiliates.

Transactions With Officers, Directors and Affiliates

Mr. Naroola, a director of the Company is also an alternate director for Mr. Cassina on the board of EIPCL. Mr. Naroola owns a 1.5% interest in EIPCL.

On September 1, 2003, the Company and Mr. Naroola, a director of the Company entered into a nine-month consulting arrangement under which Mr. Naroola received a monthly consulting fee of US $5,000 for services rendered to the Company. During the year the Company paid Mr. Naroola a total of US $45,000 under the consulting agreement that expired on May 31, 2004.

Effective June 30, 2004, a Director of the Company was awarded CDN $42,000 as compensation for services rendered during the year on behalf of the Company to Core Capital Markets Limited ("Core") of which Mr. Cassina is a director and a controlling shareholder.

Effective June 30, 2003, the Company awarded CDN $90,000 as compensation for services rendered during the year on behalf of the Company to Core. At June 30, 2003 the Company was indebted CDN $402,419 to Core for unpaid fees and expenditures primarily relating to the years 1997, 1998 and 1999. On August 20, 2003 the Company reached an agreement with Core, providing for the payment of CDN $90,000 on or before September 30, 2003 and four equal payments payable on August 31, 2003, September 30, 2003, October 31, 2003 and November 30, 2003. As of November 30, 2003 the Company fulfilled its payment obligations to Core under the August 20, 2003 agreement.

During the fiscal years ending June 30, 2004, 2003 and 2002 the largest aggregate amount of outstanding loans to officers of M&M and MMO was CDN $2,815, CDN $10,246 and CDN $13,054, respectively. As of September 20, 2004, CDN $2,815 of such loans remained outstanding.

Inter-Company Capital and Other Transactions

In the fiscal years ending June 30, 2002, 2003 and 2004 the Company charged a management fee to M&M. The management fee totaled $365,000 during fiscal 2002, $430,000 during fiscal 2003, and $1.54 million during fiscal 2004. On June 30, 2002 the Company subscribed for an additional 272 preference shares in M&M in settlement of the Company’s then outstanding accounts receivable from M&M in the amount of $272,000. On June 30, 2003 the Company subscribed for an additional 430 preference shares with a par value of $1,000 each in M&M in settlement of the Company’s then outstanding accounts receivable from M&M in the amount of $430,000. On June 30, 2004 the Company subscribed for an additional 1,540 preference shares with a par value of $1,000 each in M&M in settlement of the Company’s then outstanding accounts receivable from M&M in the amount of $1.54 million.

In September of 2002 the Company advanced a non-interest bearing demand loan in the amount of CDN $500,000 to M&M. The demand loan was repaid in full in November 2002.

Effective December 31, 2001 the Company transferred its ownership of the two properties located in Port aux Basques, Newfoundland and Labrador to 10915 Newfoundland and 11123 Newfoundland, two 100% owned subsidiaries of the Company. The Transfer Shed was sold to 10915 Newfoundland at its book value of CDN $220,000 and the Fabrication Building was sold to 11123 Newfoundland at its book value of CDN $1.00. Effective December 31, 2001 the Company subscribed for 220 preference shares in M&M for total consideration of CDN $220,000. The Preference Shares were issued to the Company in exchange for all the issued and outstanding shares of 10915 Newfoundland. Effective December 31, 2001 the Company sold all the issued and outstanding shares in 11123 Newfoundland to M&M for total consideration of CDN $1.

Inter-Company Guaranties and Indemnities

CIBC Facility

The Company's Industrial & Offshore Division, through M&M and MMO, maintains its own revolving line of credit facility with a commercial bank. The credit facility, provided by Canadian Imperial Bank of Commerce ("CIBC") was initially entered into in December of 1994, and has been amended and renewed from time to time (the "CIBC Facility"). The CIBC Facility currently allows M&M to borrow up to the lesser of (i)  $1.75 million, or (ii) 75% of receivables from government or large institutions/corporations and 60% of other receivables to finance working capital requirements on a revolving basis. The CIBC Facility is payable upon demand and bears interest at prime plus 2.25%. As of June 30, 2004, the principal balance outstanding under the CIBC Facility was $1.5 million, as compared to  $1.9 million as of June 30, 2003. From time to time CIBC has extended a greater amount than the credit facility allows.

Under the CIBC Facility, as security for repayment of loans extended to M&M, M&M granted to CIBC: (i) a first priority lien on receivables, inventory and specific equipment; (ii) a second priority lien on land, buildings and immovable equipment; and (iii) an assignment of insurance proceeds. As security for repayment of loans to MMO, MMO granted to CIBC a first priority lien on receivables, inventory and equipment. Under the CIBC Facility (a) M&M has guaranteed the obligations of MMO under the facility in an unlimited amount, and such guarantee is secured by the same collateral as for M&M’s direct obligations, and (b) MMO has guaranteed the obligations of M&M under the facility in an unlimited amount, and such guaranty is secured by the same collateral as for MMO’s direct obligations. The credit facility also requires M&M to comply with certain financial covenants, including current ratio, debt/equity ratio, and limits on capital expenditures, dividends and further encumbrances on collateral. As at June 30, 2004 the Company was in compliance with all of these covenants.

RoyNat Mortgage

As of June 30, 2004, M&M is indebted to RoyNat, Inc. ("RoyNat") in the amount of $0.4 million (2003 - $0.4 million). The mortgage matures in 2008 and has interest at Roynats cost of funds plus 3.25% (2003 - 5.8%). As security for its obligations to RoyNat, M&M has granted a first priority lien on the land and building, and a secondary lien on all other assets of M&M, subject to the first priority lien in favor of CIBC. MMO has also guaranteed this mortgage.

Magna Credit Facility

During 2003, Magna negotiated a credit facility in the amount of $1.0 million, which is repayable on demand and bears interest at the bank's prime lending rate plus 1.50% per annum. As security M&M has provided a $250,000 corporate guarantee for this credit facility. Included in bank indebtedness is the Company’s proportionate share of a bank demand loan of $200,535 (2003 - $93,000) related to this facility.

NECL Credit Facility and Guarantee

During 2004, NECL obtained a credit facility in the amount of $1.0 million which is repayable on demand and bears interest at the bank's prime lending rate plus 2% per annum. As security for this facility, both M&M and their joint venture partner both provided a guarantee of $1.0 million each. Included in bank indebtedness is the Company’s proportionate share of a bank demand loan of $502,943 (2003 - Nil) related to this facility.

Multi-Party Indemnity

In February of 2004 the Company re-confirmed an agreement originally entered into in March of 2002 where the Company, M&M and MMO entered into an Indemnity and Security Agreement with Western Surety (the "Western Agreement"). Under the Western Agreement the surety agreed to issue up to an aggregate of $15,000,000 in bonds or undertakings on behalf of M&M and/or MMO (the "Principals"). Under the Western Agreement each of EnerNorth, M&M and MMO (the "Indemnitors") is jointly and severally liable to the surety for (i) any default in performance by either Principal, (ii) any and all losses incurred by the surety in connection with such default(s), and (iii) any loss or damage incurred by the surety arising from the issue of the bond(s). As security for its obligations, each of the Indemnitors granted a security interest to Western in any and all amounts due to them with respect to the bonded contracts, including payments due from the obligee under the bond, and any liens or insurance proceeds. The indemnity of each of the Indemnitors is unlimited in amount, and has no expiration date. Since their respective incorporations, neither M&M nor MMO has incurred any liability as either a principal or a guarantor with respect to a surety.

Liannu Indemnities

    In February of 2004 the Company re-confirmed an agreement originally entered into in May of 2003 where the Company, M&M and MMO entered into an Indemnity and Security Agreement with Western Surety (the "Liannu Agreement"). Under the Liannu Agreement the surety agreed to issue bonds or undertakings on behalf of Liannu. Under the Liannu Agreement each of EnerNorth, M&M and MMO is jointly and severally liable to the surety for (i) any default in performance by Liannu, (ii) any and all losses incurred by the surety in connection with such default(s), and (iii) any loss or damage incurred by the surety arising from the issue the bond(s). As security for its obligations, each of EnerNorth, M&M and MMO granted a security interest to Western in any and all amounts due to them with respect to the bonded contracts, including payments due from the obligee under the bond, and any liens or insurance proceeds. The indemnity of each of EnerNorth, M&M and MMO is unlimited in amount, and has no expiration date.

C.    INTERESTS OF EXPERTS AND COUNSEL

Not Applicable. This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 8.    FINANCIAL INFORMATION

A. 2    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Information regarding the Company may be found in the Company's Consolidated Financial Statements for the fiscal years ended June 30, 2004, 2003 and 2002and the notes thereto included in the Exhibits in this Annual Report, and under "Item 5 - Management's Discussion and Analysis of Financial Condition and Results of Operations" above.

A.7    LITIGATION

As of the date of this Annual Report, the Company has pending litigation, actions or proceedings as described below, each of which could have a material effect on the Company's financial condition or profitability. The Company expresses no opinion about the final outcome of the litigation and or arbitration proceedings described below. (See "Item 5 - Operating and Financial Review and Prospects - Critical Accounting Estimates" above).

Oakwell Claim. On October 16, 2003 the High Court of the Republic of Singapore ordered the Company to pay Oakwell US $5,657,000 (approximately CDN $7,580,000) plus costs (the "Judgment") (Singapore Suit No. 997 of 2002/V). The Company appealed the Judgment to the Court of Appeal of the Republic of Singapore (Singapore Civil Appeal No. 129 of 2003/Y). That Court dismissed the appeal on April 27, 2004 and is the final Court of Appeal for Singapore.

On June 21, 2004, Oakwell filed an Application with the Superior Court of Justice for the Province of Ontario seeking to enforce the Judgment in Ontario (Ontario Court File No.04-CV-271121 CM3). The hearing of that Application has been scheduled for December 6, 2004.

The Company is of the view that the Judgment was improperly granted against it and that valid defenses exist to prevent the enforcement of the Judgment in Ontario. The Company has provided a substantive response to the application and has brought its own application against Oakwell for a declaration that the Judgment is unenforceable in the Province of Ontario.

If the Judgment is enforced in Ontario, the Company’s financial condition would be materially and adversely affected.

A provision of CDN $7,915,681 has been made to these financial statements in relation to the Judgment.

VBC Arbitration Award

The Company owns 11,848,200 common shares, par value INR 10 each (the "KEOPL Shares"), in KEOPL, a company incorporated in India, which is developing a power project in Andhra Pradesh, India (the "KEOPL Project"). Pursuant to an agreement dated August 10, 2000 between the Company, VBC, an Indian corporation, and KEOPL, VBC is obligated to purchase the KEOPL Shares held by the Company for INR 113,482,000 on or before June 30, 2002 if the Company offers its KEOPL Shares to VBC prior to June 30, 2002. The Company offered and tendered the KEOPL Shares to VBC on or about May 3, 2002, for purchase on or before June 30, 2002.

On July 1, 2002, VBC raised a dispute with the Company regarding the purchase and sale of the KEOPL Shares. Thereafter the Company commenced arbitration proceedings to effect the sale of the KEOPL Shares to VBC. Pursuant to an Arbitration Agreement between the parties, and an Arbitration Award passed and dated October 11, 2003 (the "Award"), VBC transferred an additional 500,000 equity shares held by it in KEOPL, par value of INR 10 each, aggregating to INR 5 million (approximately CDN $141,000 as at September 20, 2004) to the Company, as special consideration arising out of an increase in the equity of KEOPL.

Pursuant to the Award, VBC is required to buy the 11,348,200 shares in KEOPL held by the Company for consideration of INR 113,482,000 (approximately CDN $3.2 million as at September 20, 2004) on or before the earlier of: (i) 60 days after the first disbursal of funds on Financial Closure of the KEOPL Project and (ii) March 31, 2004. The Company may, upon written notice to VBC, require that VBC purchase, and VBC is required to buy, the additional 500,000 equity shares of KEOPL at a par value of INR 5 million (approximately CDN $141,000) on or before the same dates mentioned above. If VBC does not buy the 11,348,200 KEOPL Shares before March 31, 2004, interest of 12% will be charged per annum on the value of the unredeemed shares from March 31, 2004 to the date of actual payment thereof.

On February 28, 2004 the Company provided written notice to effect the purchase by VBC of the 11,348,200 KEOPL Shares held by the Company. VBC raised a dispute regarding the purchase of the KEOPL Shares and the Company commenced legal proceedings against VBC in the Hon'ble Chief Judge City Civil Court, Hyderabad, India (Execution Petition No. 46/2004) to enforce the Award and the purchase and sale of 11,348,200 KEOPL Shares to VBC. On September 20, 2004, the Company received an interest payment from VBC for the period March 31, 2004 to June 30, 2004 net of India tax in the amount of CDN $84,182 (US $62,800).

The investment in KEOPL is recorded at the expected net recoverable amount of CDN $3.365 million at June 30, 2004. Management of the Company assessed the amount recoverable based on (i) the par value of the shares, (ii) an assessment of VBC’s ability to pay, (iii) the provisions of the Arbitration Award, and (iv) the likelihood and timing of payment. The actual recoverable amount is dependent upon future events, foreign exchange fluctuations, and subject to certain sovereign risks such as stable political and economic conditions, and the amount actually recovered could differ materially from the amount estimated by management.

Proceedings Relating to the Karnataka Project

On April 22, 1999, the Karnataka Power Transmission Corporation Limited (formerly the Karnataka Electricity Board) of the State of Karnataka, India ("KPTCL") executed a power purchase agreement with EIPCL, a limited liability company incorporated in India. The Company holds a 97% interest in the equity of EIPCL. Effective May 10, 2001 the project was given the approval by the State Government to be converted to a coal fueled land based power project. The power purchase agreement has yet to be amended and there are deficiencies in the State Government's performance, including among other requirements, the provision of payment guarantees for the Karnataka project. Pursuant to Clause 14.1 (a) of the power purchase agreement, EIPCL served upon KPTCL and the Government of Karnataka ("GOK") a Notice of Arbitration on September 24, 2002 and under Clause 14.1 (b) of the power purchase agreement served a Second Notice of Arbitration on November 7, 2002. On December 10, 2002, EIPCL served a formal communication calling upon KPTCL and GOK to appoint a technical and or financial expert to resolve the outstanding issues in accordance with Clause 14.2 of the power purchase agreement. The Company also filed Notice U/S 80 of the Civil Procedure Code, 1908 against GOK and KPTCL for losses and damages due to delay in implementation of the Karnataka project. On August 11, 2003, EIPCL filed a Statement of Claim against KPTCL for repudiatory breach of the power purchase agreement and claimed damages in the amount of US $3,835,232 plus costs and interest. On October 7, 2003 KPTCL filed a Statement of Objections to reject EIPCL’s claims with costs stating that EIPCL failed to put up the BMPP and claims the sum of Indian Rs. 25 crores (approximately US $5 million) plus interest. During an arbitration hearing held November 25, 2003 KPTCL agreed to withdraw its claim against EIPCL. On August 5, 2004 the Company suspended arbitration in favour of a mutually acceptable resolution being negotiated between EIPCL and KPTCL and the Government of Karnataka. Accordingly, no amount has been recorded in the Company’s consolidated financial statements for the period ending March 31, 2004. At the current time no assessment can be made of the outcome of the legal proceedings.

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

A statement of claim has been filed in the Supreme Court of Newfoundland and Labrador, Trial Division, Suit # 1998 St. J. No. 3233 against the Company by a former financial adviser alleging breach of contract. The plaintiff has claimed for special damages in the amount of approximately CDN $240,000 (US $184,197) and a success fee equal to 1% of the gross debt/equity financing of the Andhra Pradesh project less up to 20% of any corporate contributions to the project by the Company or its affiliates. Management believes that the claim is without merit and has filed a counter claim. No correspondence or activity has occurred since 2000 and management believes that the plaintiff has abandoned the litigation.

A.8    DIVIDENDS

The Company has not paid any dividends on its common shares during the past five years. The Company does not intend to pay dividends on its common shares in the foreseeable future as it anticipates that the cash resources of the Company will be used to finance growth.

B.    SIGNIFICANT CHANGES

Not applicable.

ITEM 9.    THE OFFER AND LISTING

As this is an Annual Report, only items 9A(4) and 9C are applicable.

A.    THE OFFER AND LISTING

The Company's Common Stock currently trades on The American Stock Exchange ("AMEX") under the symbol "ENY" and on the Frankfurt Stock Exchange under the symbol "EPW1" and WKN 919384.

The following table set forth the reported high and low sale prices for trading of shares of Common Stock as reported by the AMEX in US dollars for the periods indicated. Information is provided only for full financial years and full financial quarters.

	Period	High	Low
Fiscal Year 2004	Year Ended 6/30/04	1.90	0.94
Fiscal Year 2003 (1)	Year Ended 6/30/03	5.70	0.95
Fiscal Year 2002 (2)	Year Ended 6/30/02	N/A	N/A
Fiscal Year 2001 (2)	Year Ended 6/30/01	N/A	N/A
Fiscal Year 2000 (2)	Year Ended 6/30/00	N/A	N/A

Fiscal Year 2004 By Quarter	First Quarter ended 9/30/03	1.72	1.19
	Second Quarter ended 12/31/03	1.47	0.95
	Third Quarter ended 3/31/004	1.90	1.00
	Fourth Quarter ended 6/30/04	1.48	0.94
Fiscal Year 2003 By Quarter (1)	First Quarter ended 9/30/02	5.70	1.50
	Second Quarter ended 12/31/02	3.75	1.29
	Third Quarter ended 3/31/003	1.50	1.05
	Fourth Quarter ended 6/30/03	4.45	1.00

Calendar Year 2004 By Month	April	1.35	1.07
	May	1.48	0.94
	June	1.45	0.97
	July	1.15	0.95
	August	1.12	0.79
	September (1 - 20)	0.83	0.62

Note
(1)	Effective February 11, 2003, the Company consolidated its issued and outstanding common shares on the basis of three-for-one.
(2)	The Company commenced trading on the American Stock Exchange May 22, 2002.

                The closing price on the American Stock Exchange for the Common Stock on September 20, 2004 was US $0.62.

The following table set forth the reported high and low sale prices for trading of shares of Common Stock as reported by the Frankfurt Stock Exchange in Euro’s for the periods indicated. Information is provided only for full financial years and full financial quarters.

	Period	High	Low
Fiscal Year 2004	Year Ended 6/30/04	1.60	0.75
Fiscal Year 2003	Year Ended 6/30/03	5.25	0.85
Fiscal Year 2002 (2)	Year Ended 6/30/02	N/A	N/A
Fiscal Year 2001 (2)	Year Ended 6/30/01	N/A	N/A
Fiscal Year 2000 (2)	Year Ended 6/30/00	N/A	N/A

Fiscal Year 2004 By Quarter	First Quarter ended 9/30/03	1.60	1.05
	Second Quarter ended 12/31/03	1.15	0.80
	Third Quarter ended 3/31/004	1.25	0.85
	Fourth Quarter ended 6/30/04	1.10	0.75
Fiscal Year 2003 By Quarter (1)	First Quarter ended 9/30/02	5.25	1.65
	Second Quarter ended 12/31/02	3.00	1.74
	Third Quarter ended 3/31/003	1.35	0.85
	Fourth Quarter ended 6/30/03	3.00	0.85

Calendar Year 2004 By Month	March April	1.20 1.00	0.90 0.90
	May	1.10	0.75
	June	1.10	0.75
	July	0.85	0.75
	August	0.85	0.65
	September (1-20)	0.65	0.48

Notes:
(1)	Effective February 11, 2003, the Company consolidated its issued and outstanding common shares on the basis of three-for-one.
(2)	The Company commenced trading on the Frankfurt Stock Exchange September 14, 2001.

The closing price on the Frankfurt Stock Exchange for the Common Stock on September 20, 2004 was EUR $0.48.

Prior to the American Stock Exchange listing, the Company’s Common Stock was listed over the counter on the NASD OTC Bulletin Board from July 11, 1997 until May 21, 2002 under the trading symbol "EYPSF". The Common Stock was listed under the symbol "YPX" on the TSX Venture Exchange (formerly, The Canadian Venture Exchange) ("TSXV") and was previously listed on the Canadian Dealing Network Inc. ("CDN"). In the third quarter of 2000, some companies that were quoted on CDN were invited to apply for listing on the TSXV. The Company made the application for listing on the TSXV, and was approved for listing and began trading on the TSXV on October 2, 2000. The Company voluntarily de-listed its Common Stock from trading on the TSXV effective the close of business on October 19, 2001.

The following table sets forth the reported high and low sale prices for trading of shares of Common Stock as reported by the CDN and by TSXV in Canadian dollars for the periods indicated. Information is provided for full financial years and full financial quarters.

	Period	High	Low
Fiscal Year 2004 (4)	Year Ended 6/30/04	N/A	N/A
Fiscal Year 2003(4)	Year Ended 6/30/03	N/A	N/A
Fiscal Year 2002(4)	Year Ended 6/30/02	N/A	N/A
Fiscal Year 2001(1)(2)	Year Ended 6/30/01	19.20	0.60
Fiscal Year 2000(1)	Year Ended 6/30/00	43.20	3.00

Notes:
(1)	Effective January 29, 1999 the Company consolidated its issued and outstanding common shares on the basis of four- for-one;
(2)	Effective February 6, 2001 the Company consolidated its issued and outstanding common shares on the basis of four- for-one; and
(3)	Effective February 11, 2003, the Company consolidated its issued and outstanding shares on the basis of three-for-one.
(4)	The Company ceased trading on the TSXV on October 19, 2001.

The following table sets forth the reported high and low sale prices for trading of shares of Common Shares as reported by the NASD OTC Bulletin Board in US dollars for the periods indicated. Information is provided for full financial years and full financial quarters.

	Period	High	Low
Fiscal Year 2004	Year Ended 6/30/04	N/A	N/A
Fiscal Year 2003(4)	Year Ended 6/30/03	N/A	N/A
Fiscal Year 2002(4)	Year Ended 6/30/02	N/A	N/A
Fiscal Year 2001(1)(2)	Year Ended 6/30/01	13.44	0.60
Fiscal Year 2000(1)	Year Ended 6/30/00	4.50	2.64

Notes:
(1)	Effective January 29, 1999 the Company consolidated its issued and outstanding common shares on the basis of four- for-one;
(2)	Effective February 6, 2001 the Company consolidated its issued and outstanding common shares on the basis of four- for-one; and
(3)	Effective February 11, 2003, the Company consolidated its issued and outstanding shares on the basis of three-for-one.
(4)	The Company ceased trading on NASD OTC on May 21, 2002

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

The Common Shares are issued in certificated form and shareholder information is taken from the records of Equity Transfer Services Inc. (located in Toronto, Canada), the registrar and transfer agent for the Company's Common Shares. As of September 20, 2004 there were 3,476 registered shareholders and 4,059,009 shares outstanding. Since a portion of the Common Shares are held by intermediaries and brokers in street name, the Company cannot estimate the number of beneficial holders of its Common Shares.

Since a portion of the Common Shares are held by intermediaries and brokers in street name, the Company is unaware of how many outstanding shares of its Common Shares are held by United States residents. In accordance with Rule 12g5-1 of the Securities Exchange Act of 1934, the Company's share register indicated, as of September 20, 2004, 186 stockholders having addresses in the United States (including voting trustees, depositories, share transfer agents, or any person acting on behalf of the Company within the United States), which persons held 577,900 of the issued and outstanding Common Shares, representing approximately 14.24% of the total issued and outstanding shares of Common Shares as of such date.

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

The Company is authorized to issue an unlimited number of Common Shares, of which 4,059,009 shares were outstanding as of September 20, 2004. In addition, the Company is authorized to issue an unlimited number of shares of "blank check" Class A Preferred Shares issuable in Series with such rights, preferences and privileges as may be determined from time-to-time by the Company's Board of Directors, subject to the basic provisions for the Class A Preferred Shares that are applicable to each series as contained in the Articles of the Company. On November 17, 1998, the Company amended its articles of incorporation to authorize the first series of the Class A Preferred Shares, an unlimited number of Class A Preferred Shares, Series 1 (the "Series 1 Shares"). The Series 1 Shares are non-cumulative, convertible, non-voting and redeemable, at a price ranging from CDN $2.20 to CDN $3.00 per share, at the option of the Company. As of the date of this Annual Report none of the Series 1 Shares have been issued. On February 2, 2001 the Company amended its Articles to authorize the second series of the Class A Preferred Shares, an unlimited number of Class A Preferred Shares, Series 2 (the "Series 2 Shares") ranking senior with the Series 1 Shares to the Common Shares. The Series 2 Shares are cumulative, convertible, voting and redeemable, at CDN $1.00 per Series 2 Share after 5 years from issuance. As at the date of this annual report there were no Series 2 Shares outstanding.

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

Series 2 Shares. The Company's Articles provide that the holder of Series 2 Shares may, at the holder's option, convert such shares into units (the "Units"). Each Unit is comprised of one-third Common Share and one-third common share purchase warrant (the "Warrants"). The conversion rate during the first 30 months after issuance is one Unit for each $3.75 Series 2 Shares being converted, with each Warrant included in the Unit exercisable at $4.50 to acquire one Common Share for a period of 2 years. Thereafter, each Series 2 Share is convertible into one Unit at the 10 day weighted average trading price of the Common Shares of the Company prior to conversion (the "Conversion Price"), with each Warrant included in the Unit exercisable at a price equal to the Conversion Price plus 10% to acquire one Common Share for a period of 2 years.

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

DATE	PARTIES	TITLE, TERMS AND CONDITIONS	NET CONSIDERATION
October 11, 2003	EnerNorth, VBC Ferro Alloy Ltd.	Arbitration Agreement/Award (see Item 4A - History and Development of the Company - The KEOPL Project and Exhibit 3.71 previously filed on Form 20F on November 24, 2003).	Approximately CDN $3,500,000

D.	EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, or affect the remittance of dividends, interest or other payments to a non-resident holder of common stock of the Company, other than withholding tax requirements (See "Taxation" below).

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

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administration and assessing policies of Canada Revenue Agency, and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account any income tax laws or considerations of any province or territory of Canada or foreign tax considerations which may differ significantly from those discussed below. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder of Common Shares of the Company, and no opinion or representation with respect to the Canadian Federal Income Tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of Common Shares should consult with their own tax advisors about the federal, provincial and foreign tax consequences of purchasing, owning and disposing of Common Shares of the Company.

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

US Holders

As used in this Annual Report, a "US Holder" includes a holder of Common Shares of the Company who is a citizen or resident alien of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof or an estate or trust the income of which is subject to U.S. Federal income taxation regardless of its source. A US Holder does not include persons who hold the Common Shares through another entity, or who are subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations, and shareholders who acquired their Common Shares through the exercise of employee stock options or otherwise as compensation.

Distributions on Common Shares of Company

Subject to the discussion under "Other Considerations" below, US Holders receiving distributions (including constructive distributions) with respect to Common Shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions as a dividend to the extent that the Company has current or accumulated earnings and profits (as determined under U.S. Federal income tax principals), without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the US Holder's United States Federal taxable income by corporate holders and those individual holders who itemize deductions. (See more detailed discussion in "Foreign Tax Credit" below).

To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the US Holder's adjusted basis in the Common Shares, and thereafter as gain from the sale or exchange of the Common Shares. Capital gain on Common Shares held by such a US Holder qualify for long-term capital gains treatment only if held for more than one year. A preferential 15% tax rate is presently available for US Federal income tax purposes for long-term capital gains of a US Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder which is a corporation.

Dividends paid on the Company's Common Shares will not generally be eligible for the dividends received deduction (the "DRD") provided to corporations receiving dividends from certain United States corporations. A US Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualified as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such US Holder owns Common Shares representing at least 10% of the voting power and value of the Company. However, since the Company does not expect to have significant amounts of "US earnings," the DRD will not generally be available to corporate US Holders. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Dividends paid in Canadian dollars will be included in a US Holder’s income in a US dollar amount calculated by reference to the exchange rate in effect on the date of receipt of the dividend, regardless of whether the payment is in fact converted into US dollars. If the dividend is converted into US dollars on the date of receipt, US Holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income; however, a conversion at a later date may have US tax consequences.

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company's Common Shares may be entitled, at the option of the US Holder, to either a tax deduction or a tax credit for such foreign tax paid or withheld. Generally, it is more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar for dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. The election to claim a tax credit is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder's United States income tax liability that the US Holder's foreign source income bears to his, her or its worldwide taxable income. In the determination of the application of this limitation, the US Holder’s various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and holders and prospective holders of the Company's Common Shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Company

Subject to the discussion under "Other Considerations" below, a US Holder will recognize a gain or loss upon the sale of Common Shares of the Company equal to the difference, if any, between the amount of cash and the fair market value of any property received, and such US Holder’s adjusted tax basis in the Common Shares of the Company. This gain or loss will be a capital gain or loss if the Common Shares are a capital asset in the hands of the US Holder. In such event the gain or loss will be a long-term capital gain or loss if the Common Shares are held by the US Holder for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Generally, deductions for net capital losses are subject to significant limitations. However, individuals may apply up to US $3,000 of net capital losses against ordinary income after all other gains are eliminated. For US Holders who are individuals, any unused portion of such net capital loss may be carried over indefinitely to be used in later tax years until such net capital loss is thereby exhausted. For US Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

If a US Holder sells Common Shares and receives Canadian dollars, changes in the value of the US dollar and the Canadian dollar between the date of sale and the date of settlement may result in additional US tax consequences to the US Holder.

Other Considerations

In certain circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of the Company's Common Shares. Various "anti-deferral" tax regimes may apply to a US Holder for US Federal income tax purposes, depending on the extent to which a non-US corporation is owned by US Holders.

Foreign Personal Holding Company. If at any time during a taxable year (i) more than 50% of the total combined voting power or the total value of the Company~~’~~s outstanding shares is owned, directly, indirectly or constructively, by five or fewer individuals who are citizens or residents of the United States and (ii) 60% or more (50%j in subsequent years) of the Company~~’~~s gross income for such year was derived from certain passive sources, the Company would be treated as a "foreign personal holding company." In that event, US Holders that hold Common Shares of the Company would be required to include in gross income for such year as a dividend their allocable portions of undistributed corporate income. The 15% tax rate for "qualifying dividends" would not be available.

Foreign Investment Company. If 50% or more of the combined voting power or total value of the Company~~’~~s outstanding shares are held, directly, indirectly or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by the US Holder selling or exchanging Common Shares of the Company to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company. As a non-US corporation with US Holders, the Company could potentially be a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code. A PFIC is a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which generally includes interest, dividends and certain rents and royalties or (ii) the average percentage, generally by fair market value, of its assets that produce or are held for the production of "passive income" is 50% or more.

If the Company is treated as a PFIC for any taxable year, any gain recognized by a US Holder on a sale or other disposition of Common Shares would be allocated ratably over the US Holder’s holding period. The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income (and would not qualify for the reduced 15% dividend tax rate for "qualifying dividends"). The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to that taxable year. Any "excess distribution" with respect to Common Shares would be allocated ratably and would be subject to taxation as described above. An excess distribution would include distributions in excess of 125 percent of the average of the annual distributions on Common Shares received by the US Holder during the preceding three years or the US Holder’s holding period, whichever is shorter.

Certain elections may be available (including a mark to market election) to US Holders that may mitigate the adverse consequences resulting from PFIC status. The PFIC rules are very complex and US Holders should consult their own tax advisors on this issue.

Controlled Foreign Corporation. If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly, indirectly or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, and each of such individuals and/or entities owns 10% or more of the total combined voting power of all classes of stock of the Company or the total value of the stock (each, a "United States Shareholder"), the Company could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would result in many complex consequences, including the required inclusion into income by such United States Shareholders of their pro rata shares of "Subpart F income" of the Company (as specially defined by the Code) and the Company's earnings invested in "US property" (as defined by the Code). In addition, under Section 1248 of the Code, gain from the sale or exchange of Common Shares by a US person who is or was a United States Shareholder at any time during the five year period before the sale or exchange~~)~~ is treated as ordinary income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the holders of Common Shares, a more detailed review of these rules is outside the scope of this discussion.

F.    INFORMATION REPORTING AND BACKUP WITHHOLDING

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting requirement and to backup withholding unless the US Holder (i) is a corporation or other exempt recipient or (ii) in the case of backup withholding, provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the US Federal income tax liability of the US Holder and may entitle the US Holder to a refund, provided that the required information is furnished to the IRS.

G.    DIVIDENDS AND PAYING AGENTS

Not Applicable. This Form 20-F is being filed as an Annual Report filed under the Exchange Act.

H.    STATEMENT BY EXPERTS

Not Applicable. This Form 20-F is being filed as an Annual Report filed under the Exchange Act.

I.    DOCUMENTS ON DISPLAY

The documents and exhibits referred to in this Annual Report are available for inspection at the registered and management office of the Company at 2 Adelaide Street West, Suite 301, Toronto, Ontario M5H 1L6 during normal business hours.

J.    SUBSIDIARY INFORMATION

Not Applicable. This Form 20-F is being filed as an Annual Report filed under the Exchange Act.

Item 11    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of loss that may impact the financial position, results of operations, or cash flows of the Company due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. Neither the Company’s Oil & Gas Division nor its Industrial & Offshore Division has activities related to derivative financial instruments or derivative commodity instruments. The Company does hold a small portfolio of equity securities. These securities are susceptible to equity market risk.

Oil & Gas Division: The oil and gas industry is exposed to a variety of risks including the uncertainty of finding and recovering new economic reserves, the performance of hydrocarbon reservoirs, securing markets for production, commodity prices, interest rate fluctuations, potential damage to or malfunction of equipment and changes to income tax, royalty, environmental or other governmental regulations.

We mitigate these risks to the extent we are able by:

·	utilizing competent, professional consultants as support teams to company staff.

·	performing careful and thorough geophysical, geological and engineering analyses of each prospect.

·	maintaining adequate levels of property liability and business interruption insurance.

·	focusing on a limited number of core properties.

Industrial & Offshore Division: The mechanical contracting industry in Newfoundland and Labrador is highly competitive and each contract has its own project related risks. These risks include credit risk, operational risk and indemnity and bonding risk.

The Industrial & Offshore Division mitigates these risks by:

·	employing highly-skilled staff and focusing them in areas where they have a strong knowledge base in order to maximize value.

·	maintaining healthy working capital levels by negotiating timely payment on long term contracts.

·	using current, cost-effective and where feasible, leading-edge technology.

·	keeping good relations with our bonding company

·	maintaining adequate levels of liability and business interruption insurance.

·	staying informed about industry changes and trends through appropriate association memberships, publications, subscriptions and conferences.

Market risk is the possibility that a change in the prices for natural gas, natural gas liquids, condensate and oil, foreign currency exchange rates, or interest rates will cause the value of a financial instrument to decrease or become more costly to settle.

We are exposed to commodity price risks, interest rate risks, credit risk and foreign currency exchange rates.

Commodities Price Risk

Our future financial performance remains closely linked to hydrocarbon commodity prices, which can be influenced by many factors including global and regional supply and demand, worldwide political events and weather. These factors, among others, can result in a high degree of price volatility.

Credit Risk

In addition to market risk, our financial instruments involve, to varying degrees, risk associated with trade credit and risk associated with operatorship of joint venture properties in our Oil & Gas Division as well as credit risk related to our customers and trade payables in our Industrial & Offshore Division. All of our accounts receivable are with customers or joint venture partners and are subject to normal industry credit risk.

We do not require collateral or other security to support financial instruments nor do we provide collateral or security to counterparties. Currently, we do not expect non-performance by any counterparty. While there can be no assurance that performance will occur.

Interest Rate Risk

We use a revolving, floating rate credit facility, therefore, we are exposed to fluctuations in short-term interest rates.

We do not engage in interest rate swaps to hedge the interest rate exposure associated with the credit agreement. If market interest rates for short-term borrowings increase by 1%, the increase in our interest expense would be approximately $20,000 to $30,000.

At June 30, 2004, we had floating debt outstanding of $2.2 million (June 30, 2003 - $2.0 million).

Foreign Exchange Risk

Our investment in KEOPL is priced in Indian Rupees ("INR"). As the Canadian dollar appreciates the value of our investment depreciates. Also, the Company tends to carry a nominal balance of currency carried in US dollars. These US denominated balances are susceptible to changes in the exchange rate between Canada and the US.

Item 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13.    DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

              None
Item 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None

Item 15.    CONTROLS AND PROCEDURES

At the period end of this Annual Report on Form 20-F, the Company's management, including the Company's President, acting in the capacity of the Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's President, acting in the capacity of the Chief Executive Officer, and Chief Financial Officer believe that:

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

Since the date of this report the Company's President, acting in the capacity of the Chief Executive Officer, and Chief Financial Officer completed their evaluation and there have been no significant changes in the Company's internal controls or in other factors that could significantly affect the Company's internal controls during the period covered by the Annual Report, nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.

ITEM 16.    [RESERVED]

Item 16A.    AUDIT COMMITTEE  FINANCIAL EXPERT

The mandate of the Audit Committee is formalized in a written charter. The members of the Audit Committee of the Board are Messrs. Naroola, Davey and Klyman (Chairman). Mr. Klyman has been a Chartered Accountant since 1952 and is a Life Member of the Institute of Chartered Accountants of Ontario. Mr. Klyman has many years experience with preparation and evaluation of financial statements and has served as a director on a number of public companies. Based on his professional certification and experience, the Board has designated Mr. Klyman as a "financial expert".

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

ITEM 16B.    CODE OF ETHICS

The Company maintains a Corporate Code of Ethics and it is a fundamental policy of the officers and management (the "Employees") of the Company to conduct its business with honesty and integrity and in accordance with the highest legal and ethical standards. Employees include officers and management including the principle executive officer, principle financial officer, and principle accounting officer of the Company, M&M and MMO. Under the Code of Ethics it is the individual Employee's responsibility to exercise good judgement and act in a manner that will fulfil all legal requirements and will reflect favourably upon the Company. Employees are encouraged to comply with the spirit as well as the letter of the policy. In particular, Employees are prohibited from attempting to achieve indirectly (through the use of agents or other intermediaries) what is forbidden directly. No officer, director or member of management is exempt from the Code of Ethics.

The Company amended its Code of Business Conduct and Ethics during fiscal 2004 to reflect the Securities and Exchange Rules and the American Stock Exchange corporate governance listing standards, together with the rules of the Canadian Securities Regulators. Our Code of Business Conduct and Ethics apply to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions of the Company, M&M and MMO. There have been no waivers of our Code of Business Conduct and Ethics granted to our principal executive officer, principal financial officer, principal accounting officer or controller, or similar persons during the period covered by this report. A copy of our Code of Business Conduct and Ethics is attached as exhibit 3.72 and is available on our website at www.enernorth.com.

Upon written request to the Company at Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6 attention: the Secretary, the Company will provide by mail, to any person without charge a copy of the Company’s Code of Business Conduct and Ethics.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed or to be billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company’s financial statements, tax compliance and tax advice.

Fiscal Year ended June 30, 2004 and 2003 Principal Accountant Fees Billed or to be Billed	Fiscal Year 2004 July 1-03-June 30-04	Fiscal Year 2003 July 1-02-June 30-03
Audit Fees	$123,600	$122,571
Tax Fees	$7,500	$7,500
Total	$130,600	$130,071

Audit Fees are those fees directly related to performance of the audit by the principal accountant of the annual Consolidated Financial Statements of the Company for fiscal 2004, and for review by the principal accountant of the Company’s corporate filings, including this Annual Report on Form 20-F, management’s discussion and analysis for Canadian securities filings, and the Annual Report to Shareholders. Tax Fees are fees charged by the principal accountant for the preparation of the annual tax returns of the Company, M&M and MMO.

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

During fiscal 2004 and 2003 there were no hours performed by any person other than the primary accountant’s employees.

ITEM 16D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

PART III

Item 17.    FINANCIAL STATEMENTS

See the Consolidated Financial Statements and Exhibits listed in Item 19, and filed as a part of this Annual Report.

Item 18.    FINANCIAL STATEMENTS

Not applicable.

Item 19.    EXHIBITS

a)	Financial Statements, including:

	(i) (ii)	Auditors' Report of BDO Dunwoody LLP on the consolidated financial statements for the years ended June 30, 2004, 2003 and 2002. Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference
	(iii)	Consolidated Balance Sheets at June 30, 2004 and 2003.
	(iv)	Consolidated Statements of Loss and Deficit for the years ended June 30, 2004, 2003 and 2002.
	(v)	Consolidated Statements of Cash Flows for the years ended June 30, 2004, 2003 and 2002.
	(vi)	Summary of significant accounting policies.
	(vii)	Notes to consolidated financial statements.
b)    Exhibits

1.	Articles of incorporation and bylaws as currently in effect:
1.1*	Articles of Amalgamation effective July 1, 1996 amalgamating Engineering Power Systems Group, Inc. with 1169402 Ontario Inc.
1.2*	Bylaws of Van Ollie Explorations Ltd.
1.3*	Articles of Amendment dated November 17, 1998.
1.4*	Articles of Amendment dated January 29, 1999.
2.	Instruments defining rights of holders of equity or debt securities being registered:
2.1*	Specimen common share certificate
2.2*	See Articles of Amalgamation described above in item 1.1
2.3*	Van Ollie Explorations Limited 1996 Stock Option Plan
2.4*	Form of Stock Option Agreement for Management Stock Options
2.5 *	Warrants to Purchase 580,000 Common Shares issued to Fieldston Traders Limited
3.	Certain material contracts:
3.1*	Agreement of Purchase and Sale of Shares dated as of March 19, 1996 between Core Financial Enterprises Inc., Castle Capital, Inc. and M&M Limited
3.2*	Memorandum of Agreement effective March 19, 1996 between Core Financial Enterprises Inc. and 1169402 Ontario Inc.
3.3*	Share Exchange Agreement made as of March 25, 1996 between 1169402 Ontario Inc. Shareholders, Van Ollie Explorations Limited and 1169402 Ontario Inc.
3.4*	Van Ollie Explorations Limited 1996 Stock Option Plan effective March 25, 1996
3.5*	Agreement made as of April 19, 1996 between Van Ollie Explorations Limited, Fieldston Traders Limited and ASI Holdings, Inc.
3.6*	Agreement of Purchase and Sale executed July 31, 1996 between Engineering Power Systems Group Inc., Castle Capital, Inc., ASI Holdings, Inc. and Atlantic Seaboard Industries Limited
3.7*	Redeemable Convertible Term Note executed July 31, 1996 by Engineering Power Systems Group Inc. in favor of Castle Capital Inc.
3.8*	Debenture ($1,750,000) Issued to RoyNat, Inc, by M&M Engineering Limited dated May 18, 1990
3.9*	Priorities Agreement dated May 18, 1990 between Canadian Imperial Bank of Commerce, RoyNat, Inc. and M&M Engineering Limited
3.10*	Corporate Agreement of Guarantee dated May 18, 1990 by M&M Offshore Limited in favor of RoyNat, Inc.
3.11*	Letter Agreement dated June 6, 1996 between Canadian Imperial Bank of Commerce and M&M Engineering Limited
3.12*	Demand Debenture ($2,600,000) executed October 9, 1992 issued to Enterprise Newfoundland and Labrador Corporation by Atlantic Seaboard Industries Limited
3.13*	Agreements as of September 30, 1996 between Engineering Power Systems Group Inc., Atlantic Seaboard Industries Limited and Enterprise Newfoundland and Labrador Corporation
3.14*	Letter Agreement dated October 17, 1991 between Atlantic Canada Opportunities Agency and Atlantic Seaboard Industries Limited
3.15*	Agreement dated April 4, 1994 between Gateway Seafoods, Inc. and Atlantic Seaboard Industries Limited
3.16*	Lease No. 94873 dated September 8, 1993 to Atlantic Seaboard Industries Limited
3.17*	Grant Pursuant to Lease 94873 to Engineering Power Systems Group Inc.
3.18*	Consulting Agreement dated July 1, 1996 between James C. Cassina and Engineering Power Systems Group Inc.
3.19*	Heads of Agreement dated May 31, 1996 between G.J. Cahill & Co. 1979 Ltd., M&M Offshore Limited, SEA Systems Limited, Westinghouse Canada Inc. and Mobile Valve Repair
3.20*	Technology License' Manufacturing and Machinery Sale Agreement dated as of January 13, 1988 between Vetco Gray Canada Inc. and M&M Engineering Limited, and Addendum dated January 13, 1988
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

3.53****	Memorandum of Agreement among VBC Ferro Alloys Ltd. and EPS-OAKWELL Power Company Limited, Energy Power Systems Limited and Oakwell Engineering Limited dated July 16, 1999
3.54****	Memorandum of Agreement by and between Engineering Power Systems Group Inc. and CMS Generation Co. dated July 1, 1998
3.55****	Acquisition Agreement dated as of March 9, 1999 between Engineering Power Systems Limited and Fieldston Traders Limited
3.56****	Acquisition Agreement dated March 9, 1999 between Engineering Power Systems Limited and Piccalino Far East Limited
3.57*****	Agreement among VBC Ferro Alloys Ltd. and EPS-Oakwell Power Company Limited, Engineering Power Systems Limited and Oakwell Engineering Limited dated August 10, 2000.
3.58*****	Second Amendment to the Remuneration Agreement for the transfer of all Rights in Euro India Power Canara Ltd. dated February 2, 2000.
3.59******	Articles of Amendment dated February 2, 2001.
3.60******	Purchase and Option Agreement Prince Edward Island Property, Canada dated February 9, 2001.
3.61******	Purchase and Sale Agreement Sibbald Area Alberta and Ontario Property dated March 23, 2001
3.62******	Purchase and Sale Agreement Sibbald Area Alberta dated March 23, 2001
3.63******	Articles of Amendment dated April 4, 2001
3.64******	Purchase and Sale Agreement Kaybob & Bigstone Area Alberta and Ontario Property dated April 6, 2001
3.65******	May 1, 2001 amendment to the August 10, 2000 agreement among VBC Ferro Alloys Ltd. and EPS-Oakwell Power Company Limited, Energy Power Systems Limited and Oakwell Engineering Limited.
3.66******	Agreement for the Purchase and Sale and Conveyance of Assets, Sibbald Property dated June 30, 2001.
3.67*******	Full and Final Mutual Release between Energy Power Systems Limited and BFC Construction Corporation
3.68*******	EnerNorth Industries Inc. (formerly Energy Power Systems Limited) Audit Committee Charter
3.69*******	EnerNorth Industries Inc. (formerly Energy Power Systems Limited) Corporate Code of Conduct
3.70********	EnerNorth Industries Inc. Articles of Amendment dated February 11, 2003
3.71********	Arbitration Award/Agreement
3.72	Code of Business conduct and Ethics
12	Certifications under section 302
13	Certifications under section 906
___________________
*	Previously filed by Registrant as part of Registration Statement on Form 20-F (SEC File No. 0-29586)
**	Previously filed by Registrant as part of Amendment #2 to Registration Statement on Form 20-F on May 18, 1998 (SEC File No. 0-29586)
***	Previously filed by Registrant on Form 6-K on November 30, 1999
****	Previously filed by Registrant as part of Registration Statement on Form 20-F on January 10, 2000 (SEC File No. 0-29586)
*****	Previously filed by Registrant as part of Registration Statement on Form 20-F on January 15, 2001 (SEC File No. 0-29586)
******	Previously filed by Registrant as part of Registration Statement on Form 20-F on December 27, 2001 (SEC File No. 0-29586)
*******	Previously filed by Registrant as part of Registration Statement on Form 20-F on December 19, 2002 (SEC File No. 0-29586)
********	Previously filed by Registrant as part of Registration Statement on Form 20-F on November 24, 2003 (SEC File No. 0-29586)

--

EnerNorth Industries Inc.
Consolidated Financial Statements
For the years ended June 30, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

EnerNorth Industries Inc.
Consolidated Financial Statements
For the years ended June 30, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

Contents

Auditors' Report	2

Comments by Auditor for U.S. Readers on
Canada-U.S. Reporting Difference	3

Consolidated Financial Statements
Balance Sheets	4
Statements of Loss and Deficit	5
Statements of Cash Flows	6
Summary of Significant Accounting Policies	7-10
Notes to Consolidated Financial Statements	11-31

Auditors' Report

To the Shareholders of
EnerNorth Industries Inc.

We have audited the consolidated balance sheets of EnerNorth Industries Inc. as at June 30, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for the years ended June 30, 2004, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2004 and 2003 and the results of its operations and its cash flows for the years ended June 30, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

/s BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario
August 31, 2004

Comments by Auditor for U.S. Readers
on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in Note 5 to the financial statements. Our report to the shareholders dated August 31, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the Auditors' Report when the changes are properly accounted for and adequately disclosed in the financial statements.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in the summary of significant accounting policies. Our report to the shareholders dated August 31, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario
August 31, 2004

EnerNorth Industries Inc.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

June 30	2004	2003

Assets

Current
Cash and cash equivalents	$600,313	$6,729,283
Restricted cash (Note 7)	-	1,218,070
Marketable securities (market value $680,301; 2003 - $227,416)	521,039	176,804
Accounts receivable (Note 1)	7,690,129	6,503,464
Inventories	466,969	713,835
Unbilled revenue	1,941,548	1,680,806
Due from co-venturers (Note 6)	923,168	461,150
Prepaid expenses	700,851	240,725
Investment (Notes 2 and 18)	3,365,000	-

	16,209,017	17,724,137
Investment (Notes 2 and 18)	-	3,500,000
Oil and gas properties (Note 3)	3,750,817	4,444,038
Capital assets (Note 4)	3,272,538	3,166,786
Future income tax (Note 11)	30,224	-

	$23,262,596	$28,834,961

Liabilities and Shareholders' Equity

Current
Bank indebtedness (Note 7)	$2,213,010	$2,036,933
Accounts payable and accrued liabilities	4,368,412	5,747,414
Due to shareholders (Note 8)	42,000	402,419
Deferred revenue	351,782	2,399,086
Current portion of long term debt (Note 9)	226,499	158,309
Future income tax (Note 11)	276,648	302,900
Oakwell claim payable (Note 21)	7,915,681	5,900,000

	15,394,032	16,947,061
Long-term debt (Note 9)	542,109	528,020
Future income tax (Note 11)	25,617	-
Site restoration (Note 5)	135,819	106,274

	16,097,577	17,581,355

Minority interest	75,141	-

Shareholders' equity
Share capital (Note 10)	43,339,132	43,339,132
Deficit	(36,249,254)	(32,085,526)

	7,089,878	11,253,606

	$23,262,596	$28,834,961

On behalf of the Board:
/s Sandra Hall                                                               Director
Sandra J. Hall

/s Milton Klyman                                                           Director
Milton Klyman

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

EnerNorth Industries Inc.
Consolidated Statements of Loss and Deficit
(Expressed in Canadian Dollars)

For the years ended June 30	2004	2003	2002

Revenue	$34,065,783	$25,969,465	$22,010,321

Cost of sales and oil and gas operating costs
(including amortization of capital assets, site
restoration and depletion $671,752; 2003 -
$628,293; 2002 - $258,629)	28,499,924	22,356,431	19,037,135

Gross profit	5,565,859	3,613,034	2,973,186

Expenses
Administrative expenses	5,682,937	5,143,760	4,191,316
Amortization of capital assets	131,572	105,267	124,405
Interest	123,347	223,736	78,334
Interest on long term debt	50,962	49,922	57,675

	5,988,818	5,522,685	4,451,730

Loss from operations before
the following undernoted items	(422,959)	(1,909,651)	(1,478,544)
Other income (Note 12)	324,563	208,510	1,258,677
Oakwell claim (Note 21)	(2,015,681)	(5,900,000)	-
Write down of inactive capital assets	-	-	(316,668)

Net loss from operations before
minority interest and income taxes	(2,114,077)	(7,601,141)	(536,535)

Income taxes (Note 11)
Current	283	3,035	(39,765)
Future	28,441	443,300	634,600

	28,724	446,335	594,835
Net loss from operations before
minority interest	(2,142,801)	(8,047,476)	(1,131,370)

Minority interest	(75,141)	-	-

Net loss for the year	(2,217,942)	(8,047,476)	(1,131,370)

Deficit, beginning of year	(32,085,526)	(24,038,050)	(20,849,848)
Transitional impairment loss (Note 5)	(1,945,786)	-	(2,056,832)

Deficit, beginning of year, as restated	(34,031,312)	(24,038,050)	(22,906,680)

Deficit, end of year	$(36,249,254)	$(32,085,526)	$(24,038,050)

Net loss for the year per share (Note 16)	$(0.55)	$(2.11)	$(0.51)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

EnerNorth Industries Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

For the years ended June 30	2004	2003	2002

Cash provided by (used in)

Operating activities
Net loss from continuing operations for the year	$(2,217,942)	$(8,047,476)	$(1,131,370)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Amortization of capital assets and depletion	803,324	733,560	698,613
Future Income taxes	28,441	443,300	634,600
Gain on sale of capital assets	(7,267)	(9,532)	(7,895)
Oakwell claim	2,015,681	5,900,000	-
Gain on sale of marketable securities	(16,470)	(96,097)	(22,311)
Unrealized foreign exchange loss	135,000	-	-
Minority Interest	75,141	-	-
Valuation provision on marketable securities	-	-	108,376
Write down of inactive capital assets	-	-	316,668
Net change in non-cash working capital
balances (Note 13)	(3,868,903)	1,698,123	(2,617,222)

	(3,052,995)	621,878	(2,020,541)
Investing activities
Proceeds (purchase) of marketable securities, net	(327,765)	203,093	(148,652)
Due from co-venturers	(477,691)	(307,917)	49,542
Purchase of oil and gas assets	(1,740,154)	(354,625)	(2,759,206)
Purchase of capital assets	(156,312)	(472,758)	(163,087)
Proceeds from sale of capital assets	41,276	35,458	22,900

	(2,660,646)	(896,749)	(2,998,503)

Financing activities
Bank indebtedness	176,077	574,167	633,765
Long term debt, net	(230,987)	(197,107)	(198,207)
Repayments to shareholders	(360,419)	(225,927)	(404,057)
Issuance of common shares	-	1,242,400	9,355,543

	(415,329)	1,393,533	9,387,044

Net increase (decrease) in cash during the year	(6,128,970)	1,118,662	4,368,000

Cash and cash equivalents, beginning of year	6,729,283	5,610,621	1,242,621

Cash and cash equivalents, end of year	$600,313	$6,729,283	$5,610,621

See supplementary cash flow information (Note 13 (a))
The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

EnerNorth Industries Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

Basis of Presentation	EnerNorth Industries Inc. (the "Company") is a corporation amalgamated under the laws of the Province of Ontario. The Company's business is its exploration and development of oil and gas reserves and its construction mechanical contracting and steel fabrication activities.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries M&M Engineering Limited ("M&M") and its wholly-owned subsidiary M&M Offshore Limited ("MMO"), 10915 Newfoundland Limited, 11123 Newfoundland Limited, it’s partnership Liannu LLP ("Liannu") and the proportionate share of its interests in joint ventures whose business focus is construction mechanical contracting and steel fabrication in Newfoundland. Minority interest represents the net residual interest in the equity of the partnership that belongs to the Company’s other partners in Liannu.

Going Concern	These consolidated financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.

The Company’s ability to continue as a going concern is primarily dependent upon the enforceability of the Oakwell Claim (see Note 21). If the application of the Judgment becomes enforceable in Canada then there would be a material and adverse impact on the Company’s financial condition.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue in the normal course of operations. If the "going concern" assumption is not appropriate for these consolidated financial statements then adjustments may be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

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

Costs capitalized, together with the costs of production equipment, are depleted on the unit-of-production method based on the estimated proved reserves. Petroleum products and reserves are converted to equivalent units of natural gas at approximately 6,000 cubic feet to 1 barrel of oil.

EnerNorth Industries Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

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

In applying the full cost method, the Company performs an annual impairment test ("ceiling test") which restricts the capitalized costs less accumulated depletion and amortization from exceeding an amount equal to the estimated fair market value of future net revenues from proved and probable oil and gas reserves, as determined by independent engineers, based on sales prices achievable under forecast prices and posted average reference prices in effect at the end of the year and forecast costs, and after deducting estimated future production related expenses, future site restoration costs and income taxes.

Royalties	As is normal to the industry, the Company's production is subject to crown, freehold and overriding royalties, and mineral or production taxes. These amounts are reported net of related tax credits and other incentives available.

Environmental and
Site Restoration
Costs	A provision for environmental and site restoration costs is made when restoration requirements are established and costs can be reasonably estimated. The accrual is based on management's best estimate of the present value of the expected cash flows. Site restoration costs increase the carrying amount of the oil and gas properties and are amortized on the same basis as the properties.

Accounting
Estimates	The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be material.

EnerNorth Industries Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

Revenue
Recognition	Industrial and Offshore Division

Revenue from construction and fabrication contracts is recognized on the percentage of completion method. The percentage of completion method recognizes revenue and unbilled accounts receivable by assessing the cost of the work performed in relation to the total estimated cost of the contract based on the contract value. Contract costs include all direct material and labour costs and those indirect costs related to contract performance such as supplies, tools and repairs. Administrative and general overheads are charged to expense as incurred. Contract losses are provided for in full in the year in which they become apparent.

Revenue on the sale of products and short term contracts is recognized when risk and title passes to the customer, which is generally upon shipment of product.

Oil and Gas Division

Oil and gas revenue is recognized on actual production, and upon delivery of the product to the customer based on the operators' reports.

Cash and Cash
Equivalents	Cash and cash equivalents consist of bank balances and investments in money market instruments with original maturities of three months or less.

Marketable
Securities	Marketable securities are valued at the lower of cost or market on a portfolio basis.

Inventories	Inventories of finished goods are valued at the lower of cost and net realizable value. Raw materials are valued at the lower of cost and replacement cost.

EnerNorth Industries Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

Capital Assets	Capital assets consist primarily of fabrication buildings, office equipment, manufacturing equipment and vehicles. These assets are recorded at cost less accumulated amortization and write down for impairment.

Capital assets are amortized on the declining balance basis over their estimated useful lives at the following rates:

Buildings	3%
Manufacturing equipment	20%
Tools and equipment	20%
Office equipment	20%
Vehicles	30%
Paving	7%
Equipment under capital leases	20%

Foreign Currency
Translation	Foreign currency accounts are translated to Canadian dollars as follows:

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

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

1.    Accounts Receivable

Receivables consist of the following:
	2004	2003

Trade	$7,350,726	$6,082,371
Holdbacks	176,687	360,780
Other	162,716	60,313

	$7,690,129	$6,503,464

2.    Investment

Investment consists of the following:
	2004	2003

Current
Investment in Konaseema EPS Oakwell Power Limited	$3,365,000	$-

Long term
Investment in Konaseema EPS Oakwell Power Limited	$-	$3,500,000

As of June 30, 2004, the Company owns 11,848,200 common shares (2003 - 11,348,200) of Rs. 10 each, of Konaseema EPS Oakwell Power Limited ("KEOPL") (the "KEOPL Shares"), a company incorporated in India, which is developing a power project in Andhra Pradesh, India.

Pursuant to an Arbitration Agreement and Award between the Company and VBC Ferro Alloys Ltd., an Indian corporation ("VBC"), the parent company of KEOPL and an Arbitration Award passed and dated October 11, 2003 by Hon’ble Arbitral Tribunal, India (the "Award") (i) VBC has agreed to transfer an additional 500,000 equity shares in KEOPL to the Company (valued at approximately CDN $146,000), and (ii) VBC is required to buy the 11,348,200 KEOPL Shares for INR 113,482,000 (approximately CDN $3.3 million) on or before the earlier of (a) 60 days after the first disbursal of funds on financial closure of the KEOPL Project, and (b) March 31, 2004. VBC is liable to pay the Company interest at 12% per annum on the value of the unredeemed shares from the earlier of (a) and (b) above. The Company may, upon written notice to VBC, require that VBC purchase, and VBC is required to buy, the additional 500,000 equity shares of KEOPL at a par value of INR 5 million on or before the same dates. VBC is liable to pay the Company interest at 12% per annum on the value of the unredeemed shares from March 31, 2004 to the date of actual payment thereof.

On February 28, 2004 the Company provided written notice to effect the purchase by VBC of the 11,348,200 KEOPL shares held by the Company. VBC raised a dispute regarding the purchase of the KEOPL shares and the Company commenced legal proceedings against VBC in the Hon'ble Chief Judge City Civil Court, Hyderabad, India (Execution Petition No. 46/2004) to enforce the Award and the purchase and sale of 11,348,200 KEOPL shares to VBC. The Company estimates that the carrying amounts of the investment in KEOPL will be fully recovered. The actual recoverable amount is dependent upon future events, foreign exchange fluctuations and subject to certain sovereign risks such as political instability and economic conditions, and could differ materially from the amount estimated by management.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

3.    Oil and Gas Properties

The Company has acquired various working interests in producing and non producing oil and gas properties in Canada. These properties are carried at cost set out below:

Petroleum and natural gas properties and equipment
		Accumulated
		Depletion and	Net Book
	Cost	Amortization	Value

June 30, 2004	$6,993,753	$3,242,936	$3,750,817

June 30, 2003	$5,282,876	$838,838	$4,444,038

As at June 30, 2004, costs of acquiring unproved properties in the amount of $5,598 (2003 - $5,270) were excluded from depletion calculations.

The Company is required to fund its share of costs and expenses. Failure to fund expenditures will in some cases result in a dilution of its interests.

4.    Capital Assets

Capital assets consists of the following:
		2004		2003

		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization

Land	$342,884	$-	$342,884	$-
Building	2,304,335	652,690	2,350,141	671,386
Manufacturing equipment	719,784	662,716	717,634	646,063
Tools and equipment	1,770,912	1,362,362	1,727,943	1,254,302
Office equipment	584,048	376,527	478,425	298,536
Vehicles	527,560	317,824	259,373	205,420
Paving	40,350	19,093	38,851	17,550
Equipment under capital leases	480,337	106,460	516,448	171,656

	6,770,210	3,497,672	6,431,699	3,264,913

Net book value		$3,272,538		$3,166,786

The Company's ownership in the building located in Port aux Basques, Newfoundland, is an inactive asset with a carrying amount of $100,000 (2003 - $100,000) and may be subject to a third party debenture of $500,000 on the leasehold interest that expires on December 22, 2008. The Company's position with respect thereto is that it does not believe the debenture holder's security interest is valid.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

5.    Change in Accounting Policies

(a) Oil & Gas Accounting

During 2004, the Company adopted the recommendations of the new CICA Handbook guideline AcG-16. The primary difference related to this new accounting standard relates to the application of the ceiling test. Under the new standard the capitalized costs less accumulated depletion and amortization are restricted to the fair value of proved and probable reserves as opposed to the undiscounted value of proved reserves less general and administrative expenses, tax and financing costs. As a result of applying the new standards, management determined that a transitional impairment loss of $1,945,786 should be recorded as at July 1, 2003.

(b) Asset Retirement Obligations

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

(c) Goodwill

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

6.    Joint Ventures

The Company’s subsidiary, M&M, carries on part of its business in four joint ventures: Newfoundland Service Alliance Inc. ("NSA"), a 20.83% owned joint venture; Magna Services Inc. ("Magna"), a 50% owned joint venture; North Eastern Constructors Limited ("NECL"), a 50% joint venture; and the Liannu/Mista-Shipu teaming arrangement, a net 24.5% joint venture.

During the 2004 fiscal year the Company recorded $2,059,002 (2003 - $3,241,557) of revenue from NSA and eliminated on proportionate consolidation $428,959 (2003 - $675,324). The Company also recorded revenue from NECL of $693,242 (2003 - $371,432) and eliminated in proportionate consolidation $346,621 (2003 - $185,716). The Company also recorded revenue from Liannu/Mista-Shipu of $177,664 (2003 - $nil) and eliminated on proportionate consolidation $88,832 (2003 - $nil). There were no revenues from Magna eliminated on proportionate consolidation.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2004, 2003 and 2002

6.    Joint Ventures - (Continued)

The following is a summary of the combined financial information relating to the Company's proportionate interest in these entities unadjusted for transactions between the entities and the Company:
	Proportionate Share of Joint
	Ventures' Financial Information
	2004	2003

Balance sheet
Current assets	$4,681,993	$4,952,377
Non current assets	33,384	63,753
Current liabilities	(4,021,542)	(4,991,836)
Operations
Revenue	19,339,402	7,703,574
Operating expenses and amortization	18,919,862	6,918,614
Net income	419,540	11,487
Cash flows
Operating activities	(3,673,530)	3,216,831
Financing activities	1,904,163	(1,176,403)
Investing activities	7,145	(83,705)

During the year, the Company received participation and service fees of $1,371,872 (2003 - $773,473) included in operating expenses from its joint ventures which have been eliminated upon proportionate consolidation.

7.    Bank Indebtedness and Restricted Cash

Bank indebtedness of M&M includes $1,509,532 (2003 - $1,926,453) of a revolving credit facility in the amount of $1,750,000, payable on demand and bears interest at prime plus 2.25% (2003 - 2.25%).

The bank indebtedness is collateralized by a general assignment of accounts receivable and inventory, a demand debenture providing a second fixed charge over property and immovable equipment, a first fixed charge over certain equipment and a floating charge over all assets.

The credit agreement which M&M has with the bank contains certain restrictive covenants with respect to maintenance of certain financial ratios, declaration and payment of dividends, advancement of funds to and from related parties and acquisition of unfunded capital assets. As at June 30, 2004 the Company was in compliance with all of these covenants.

During 2004, one of M&M's joint ventures obtained a credit facility in the amount of $1,000,000 which is repayable on demand and bears interest at the bank's prime lending rate plus 2% per annum. As security for this facility, both M&M and their joint venture partner provided guarantees of $1,000,000 each. Included in bank indebtedness is the Company’s proportionate share of the bank demand loan of $502,943 (2003 - Nil) related to this facility.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

7.    Bank Indebtedness and Restricted Cash - (Continued)

During 2003, one of M&M's joint ventures negotiated a credit facility in the amount of $1,000,000, which is repayable on demand and bears interest at the bank's prime lending rate plus 1.50% per annum. As security M&M has provided a $250,000 corporate guarantee for this credit facility. Included in bank indebtedness is the Company’s proportionate share of the bank demand loan of $200,535 (2003 - $93,000) related to this facility.

During 2003 M&M had a restricted cash balance of $1,218,070. This amount arose from NECL. As part of the contract with Aker Maritime Kiewit Contractors ("AMKC") to construct the module for the Whiterose oil development project, NECL was required to provide a 10% letter of credit guarantee for the duration of construction. This money was in escrow and the joint venture could not access it until it completed the project. The dollar amount of the letter of credit was proportionately consolidated and expired in 2004.

8.    Due to Shareholders

The amount of $42,000 (2003 - $402,419) is due to a shareholder and is non interest bearing and due on demand.

9.    Long-Term Debt

	2004	2003

Roynat Inc. mortgage maturing in 2008 with interest at Roynat cost of funds plus 3.25% (2004 - 6.37%; 2003 - 6.99%) repayable in monthly principal payments of $7,000, plus interest. The mortgage is collateralized by a first charge on the land and building of M&M, and a floating charge on all other assets subject to a prior floating charge in favour of the Canadian Imperial Bank of Commerce (see Note 7)	$353,400	$437,400

Capital leases on equipment, with interest at 0% to 15% (2003 - 5.41% to 12.45%) compounded semi annually, repayable in blended monthly payments of $14,000 (2003 - $13,000)	415,208	248,929

	768,608	686,329
Less: Current portion	226,499	158,309

	$542,109	$528,020

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

9.    Long-Term Debt - (Continued)

Principal repayments on the mortgage in each of the next five years and thereafter are estimated as follows:

2005	$84,000
2006	84,000
2007	84,000
2008	84,000
2009 and thereafter	17,400
Total	$353,400

Principal repayments on capital leases in each of the next five years and thereafter are estimated as follows:

2005	$142,499
2006	117,520
2007	82,774
2008	53,655
2009 and thereafter	18,760
Total	$415,208

10.    Share Capital

(a)    Authorized

Unlimited Common shares, without par value
Unlimited Class A Preference shares, Series 1
Unlimited Class A Preference shares, Series 2

(b)    Issued
	Number of
	Shares	Consideration

Common shares

Balance, as at June 30, 2002	10,578,645	$42,096,732

Issued pursuant to a private placement (i)	1,600,000	1,242,400
Share consolidation (ii)	(8,119,636)	-

Balance, as at June 30, 2004 and 2003	4,059,009	$43,339,132

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

10.    Share Capital - (Continued)

(i)	On December 20, 2002 the Company entered into a private placement financing with four arms-length investors. The Company issued four allotments of 133,333 (pre-consolidation 400,000) units at a price of US $1.50 (pre-consolidation US $0.50) per unit for net proceeds of US $800,000. Each unit is comprised of one (1) common share and one common share purchase warrant. Each warrant entitles the holder to purchase one (1) common share at a purchase price of US $1.80 (pre-consolidation US $0.60) per common share exercisable for a period of two years after closing.

(ii)	On December 30, 2002, at the Annual Meeting of the Shareholders of the Company, the shareholders approved the consolidation of the Company's issued common shares on the basis that every three (3) pre-consolidated common shares will be converted into one (1) post-consolidation common share. On February 11, 2003 the Company filed Articles of Amendment consolidating the issued common shares on a one for three basis.

(c)    Warrants

The following common share purchase warrants are outstanding as at June 30, 2004:

Number of Warrants	Expiry Date	Price

533,332	December 31, 2004	US $ 1.80

The continuity of the common share purchase warrants is as follows:
Number of
Warrants

Balance, as at June 30, 2002	136,000

Expired	(96,000)
Issued pursuant to a private placement	1,600,000
Share consolidation (Note 10 (b)(ii))	(1,093,335)
Expired	(13,333)

Balance, as at June 30, 2004 and 2003	533,332

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

10.    Share Capital - (Continued)

(d)	Stock Option Plan

The Company has a Stock Option Plan (the "Plan") to provide incentive for the directors, officers, employees, consultants and service providers of the Company and its subsidiaries. The maximum number of shares which may be set aside for issuance under the Plan is 20% of the outstanding common shares (811,802 common shares at June 30, 2004 (2003 - 811,802, 2002 - 266,667) common shares). At June 30, 2004 there were no options outstanding.

The continuity of stock options is as follows:

		Weighted
	Number of	Average
	Options	Exercise
		Price
Balance, June 30, 2002	295,000	$18.42

Share consolidation	(196,667)	-
Cancelled	(98,333)	18.42

Balance, June 30, 2004 and 2003	-	$-

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

11.    Income Taxes

Significant components of the Company's future tax assets and liabilities are as follows:

	2004	2003

Future income tax assets:
Non-capital loss carryforwards	$3,361,334	$3,335,680
Capital losses	1,847,834	1,540,890
Oil and gas properties	1,105,100	245,400
Capital assets	14,777	80,060
Investments	174,487	131,690
Oakwell claim and other	2,908,202	2,267,363

	9,411,734	7,601,083
Non-capital losses applied	(213,920)	(448,140)
Valuation allowance	(9,167,590)	(7,152,943)

	$30,224	$-

Current portion	$30,224	$-

Long term portion	$-	$-

Future income tax liabilities
Unbilled revenue	$(499,403)	$(651,250)
Holdbacks	(16,782)	(99,790)

	(516,185)	(751,040)
Non capital losses applied	213,920	448,140

	$(302,265)	$(302,900)

Current portion	$(276,648)	$(302,900)

Long term portion	$(25,617)	$-

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

11.    Income Taxes - (Continued)

The Company's provision for income taxes is comprised as follows:

	2004	2003	2002

Net loss from continuing operations	$(2,114,077)	$(7,601,141)	$(536,535)

Combined federal and provincial income tax
rate	36%	38%	39%

Recovery of income tax calculated at
statutory rates	$(763,605)	$(2,888,434)	$(209,249)
Increase (decrease) in taxes resulting from:
Non-deductible expenses	15,953	32,305	21,263
Change in tax rates and other	(1,238,271)	1,716,521	280,821
Valuation allowance adjustment	2,014,647	1,585,943	502,000

Provision for income taxes	$28,724	$446,335	$594,835

The Company and its subsidiaries have non-capital losses of approximately $9,006,022 which are available to reduce future taxable income. These non-capital losses expire as follows:

2005	$335,017
2006	2,886,593
2007	1,938,149
2008	1,400,916
2009	1,318,930
2010	-
2011	1,126,417

The Company also has Cumulative Canadian oil and gas property expenses of $6,773,378 and capital loss carry forwards of $10,231,641. The income tax benefits of these expenses and capital loss carry forwards have not been recognized in these financial statements.

12.    Other Income

During 2004, included in other income is interest income of $187,440 and $55,954 of management fees received from a joint venture partner. During 2003, other income consisted of a gain on sale of marketable securities of $96,097 and interest income. During 2002, included in other income is a litigation settlement of $650,000, an overprovision of costs related to the Port aux Basques property that were settled in the amount of $214,500 and credits for workers compensation adjustments of prior years.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

13.    Changes in Working Capital and Non-Cash Transactions

Non-cash working capital transactions relating to funds from operations are as follows:

	2004	2003	2002

Accounts receivables	$(1,186,665)	$(1,285,263)	$(887,115)
Inventories and unbilled revenue	(13,876)	258,175	(1,612,963)
Prepaid expenses	(460,126)	(181,107)	7,711
Accounts payable and accrued liabilities	(1,379,002)	1,725,302	(124,855)
Deferred revenue	(2,047,304)	2,399,086	-
Restricted cash	1,218,070	(1,218,070)	-

	$(3,868,903)	$1,698,123	$(2,617,222)

(a)	Supplemental Cash Flow Information

	2004	2003	2002

Cash paid for interest	$174,309	$273,658	$136,009

(b)	Non-Cash Transactions

The Company entered into the following non-cash transactions:

	2004	2003	2002

Shares issued pursuant to settlement
of professional fees	$-	$-	$53,900
Shares issued pursuant to exercise
of warrant in settlement of
promissory notes	-	-	480,000
Capital assets purchased through
capital leases	313,226	195,841	57,340

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

14.    Commitments

Operating Leases

The Company has entered into agreements to lease vehicles and office equipment for various periods until the year 2007. The minimum rental commitments under operating leases are estimated as follows:

2005	$115,438
2006	84,989
2007	40,218

$240,645

15.    Financial Instruments

The carrying values of the financial instruments of the Company, with the exception of long term debt, approximate fair values due to the short term maturities and normal trade credit terms of those instruments. Included in cash is $93,271 (2003 - $1,067,486) held at one financial institution and $200,384 (2003 - $2,975,709) held at financial intermediaries.

The fair value of long term debt approximates its carrying value in 2004 and 2003 as the terms are variable based on the Roynat cost of funds.

M&M provides services and sells its products to many customers. Two customers represent 61% (2003 - two customers represent 53%) of M&M’s trade accounts receivable at year end. One customer represents 41% (2003 - one customer represents 33%; 2002 - one customer represents 32%) of the M&M’s revenue for the year. No suppliers represent a significant amount (2003 - four suppliers represent 29%) of M&M’s trade accounts payable at year end.

From time to time the Company may be required to arrange bonding on contract bids.

Included in administrative expenses is $159,070 (2003 -$122,440) in foreign exchange losses.

16.    Per Share Information

Net loss per share has been determined using the weighted average number of common shares outstanding as at June 30, 2004 - 4,059,009 (2003 - 3,806,224; 2002 - 2,212,795).

In each of the fiscal years the exercise of warrants and stock options would be anti-dilutive.

The weighted average number of common shares and net loss per share figures for prior year have been retroactively restated for a reverse stock split which occurred during fiscal 2003.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

17.    Reconciliation to Accounting Principles
Generally Accepted in the United States

The Company's accounting policies do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except for the following:

(a)	Stock Options

Under US GAAP (FAS 123), stock options granted to consultants are recognized as an expense based on their fair value at the date of grant. Prior to the adoption of the Canadian Institute Chartered Accountants ("CICA") section 3870, under Canadian GAAP the options were disclosed and no compensation expense was recorded. The calculation for the compensation of $Nil (2003 - $Nil, 2002 - $8,621) is based on the Black Scholes option pricing model with the assumption that no dividends are to be paid on common shares, a weighted average volatility factor for the Company's share price of Nil (2003 - Nil, 2002 - 0.31) for Nil (2003 - Nil, 2002 - 6,667) options issued during fiscal 2003 and a weighted average risk free interest rate of 5% over a four year period and a fair value of options of $Nil (2003 - $Nil, 2002 - $1.29) and a share price of $Nil (2003 - $Nil, 2002 - $8.10).

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

Other comprehensive income includes the unrealized holding gains and losses on the available-for-sale securities see Note 17(e).
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

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

17.    Reconciliation to Accounting Principles
Generally Accepted in the United States - (Continued)

(f)	Oil and Gas Properties

Under US GAAP, the Company is required to discount future net revenues at 10% for purposes of calculating any required ceiling test write-down. In comparison, in applying the full cost method under US GAAP, the Company performs a ceiling test based on the same calculations used for Canadian GAAP except the Company is required to discount future net revenues at 10% as opposed to utilizing the fair market value and exclude probable reserves are excluded. A transitional impairment loss was recorded for Canadian GAAP purposes due to a change in accounting policy, whereas for US GAAP purposes a further write-down was recorded.

(g)	Modified Stock Options

Under US GAAP stock options that have been modified to reduce exercise price are accounted for as variable. Therefore, the option value is remeasured at the end of each period. During 2001, the Company repriced 19,167 options with an intrinsic value of $92,000 which has been included in the compensation expense adjustment. During 2002, these repriced options were exercised and an additional intrinsic value of $102,550 was recorded to the compensation expense adjustment on their respective measurement dates. These options were cancelled in 2003 and therefore no compensation expense was recorded in 2003 or 2004.

(h)	Recently issued Accounting Standards

    SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires that the Company complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142. During 2002, the Company adopted the new CICA Section 3062, Goodwill and Other Intangibles for Canadian GAAP purposes as disclosed in Note 5. The Company also early adopted SFAS 142 which is similar to Section 3062 and results in the same transitional impairment loss of $2,056,832. This transitional impairment loss has been reported as a cumulative effect of a change in accounting principle. Goodwill had previously been amortized over 10 years.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

17.    Reconciliation to Accounting Principles
Generally Accepted in the United States - (Continued)

(h)	Recently Issued United States Accounting Standards (continued)

In August 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for the fiscal year ending June 30, 2003. During 2002, Company early adopted the new CICA Section 3110 Asset Retirement Obligations for Canadian GAAP purposes as disclosed in Note 5. Section 3110 is similar to SFAS 143 except for the transitional provisions. Under US GAAP, the cumulative effect of the change in accounting principle would be shown and no retroactive adjustment would be made to the comparative figures. Under US GAAP, the cumulative effect of the change in accounting principle was considered to be immaterial.

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

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

17.    Reconciliation to Accounting Principles
Generally Accepted in the United States - (Continued)

If US GAAP as allowed by Item 17/18 of Form 20F were followed, the effect on the consolidated balance sheet would be as follows:

	2004	2003

Total assets per Canadian GAAP	$23,262,596	$28,834,961
Unrealized gain on marketable securities (e)	108,650	50,612
Transitional impairment loss (Note 5)	1,945,786	-
Writedown oil and gas properties (f)	(2,200,588)	(1,044,000)

Total assets per US GAAP	$23,116,444	$27,841,573

Total liabilities per Canadian GAAP and US GAAP	$16,097,577	$17,581,355

Minority interest per Canadian and US GAAP	$75,141	$-

Total shareholders' equity per Canadian GAAP	$7,089,878	$11,253,606
Other paid in capital adjustment per US GAAP
Compensation expense (a)	413,102	413,102
Debt discount (b)	683,162	683,162
Accumulated other comprehensive income
Unrealized gain on marketable securities (e)	108,650	50,612
Deficit adjustments per US GAAP
Amortization of debt discount	(683,162)	(683,162)
Compensation expense	(413,102)	(413,102)
Writedown oil and gas properties	(254,802)	(1,044,000)

Total shareholders' equity per US GAAP	$6,943,726	$10,260,218

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

17.    Reconciliation to Accounting Principles
Generally Accepted in the United States - (Continued)

If US GAAP by Item 17/18 of Form 20F were followed, the effect on the consolidated statements of loss and comprehensive loss would be as follows:

	2004	2003	2002

Net loss from continuing operations
according to Canadian GAAP	$(2,217,942)	$(8,047,476)	$(1,131,370)
Compensation expense adjustment (a)	-	-	(111,171)
Amortization of debt discount (b)	-	-	(155,180)
Writedown oil and gas properties (f)	(1,156,588)	-	(1,044,000)

Net loss according to US GAAP before
cumulative effect of a change in accounting
principle	(3,374,530)	(8,047,476)	(2,441,721)
Cumulative effect of a change in accounting
principle	-	-	(2,056,832)

Net loss according to US GAAP	(3,374,530)	(8,047,476)	(4,498,553)
Unrealized (loss) gain on
marketable securities (e)	108,650	50,612	(34,077)

Comprehensive net loss according to
US GAAP	$(3,265,880)	$(7,996,864)	$(4,532,630)

Net loss available for common shareholders
according to US GAAP	$(3,374,530)	$(8,047,476)	$(4,498,553)

Basic and diluted net loss per common
share from continuing operations
according to US GAAP	$(0.83)	$(2.11)	$(1.10)

Loss per common share for the cumulative
effect of a change in accounting
principle for GAAP	$-	$-	$(0.93)

Basic and diluted net loss per common
share according to US GAAP	$(0.83)	$(2.11)	$(2.03)

Shares used in the computation of basic
and diluted earnings per share	4,059,009	3,806,224	2,212,795

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

18.    Subsequent Event

On September 20, 2004, the Company received an interest payment from VBC (see Note 2) net of India tax for the period March 31, 2004 to June 30, 2004 in the amount of $84,182 (US $62,800).

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

The following is the Company's segmented information for continuing operations:

For the year ended June 30, 2004
	Industrial &
	Offshore	Oil & Gas		2004
		Division	Corporate	Total

Revenue	$33,406,327	$659,456	$-	$34,065,783

Interest expense	169,497	-	4,812	174,309

Amortization	345,094	458,230	-	803,324

Net earnings (loss) from
operations	1,627,664	(91,049)	(3,754,557)	(2,217,942)

Capital assets and oil and
gas interests	3,272,538	3,750,817	-	7,023,355

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

19.    Segmented Information (continued)

For the year ended June 30, 2003
	Industrial &
	Offshore	Oil & Gas		2003
	Division	Division	Corporate	Total

Revenue	$25,389,716	$579,749	$-	$25,969,465

Interest expense	268,443	-	5,215	273,658

Amortization	316,623	416,937	-	733,560

Net earnings (loss) from
operations	48,568	(116,377)	(7,979,667)	(8,047,476)

Capital assets and oil and
gas interests	3,166,786	4,444,038	-	7,610,824

For the year ended June 30, 2002
	Industrial &
	Offshore	Oil & Gas		2002
	Division	Division	Corporate	Total

Revenue	$21,561,858	$448,463	$-	$22,010,321

Interest expense	131,084	-	4,925	136,009

Amortization	321,991	376,622	-	698,613

Net earnings (loss) from
operations	187,642	(690,758)	(628,254)	(1,131,370)

Capital assets and oil and
gas interests	2,834,859	4,501,038	-	7,335,897

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

20.    Contingent Liability

In 1998 a statement of claim has been filed against the Company by a former financial adviser alleging breach of contract. The plaintiff has claimed for special damages in the amount of approximately $240,000 (US $184,197) and entitlement to a success fee of 1% of the gross debt/equity financing of the Andhra Pradesh project less up to 20% of any corporate contributions by the Company or its affiliates. Management believes that the claim is without merit and has filed a counter claim. No correspondence or activity has transpired since 2000 and management believes that the plaintiff has abandoned the litigation. No provision has been made in these financial statements for this claim.

21.    Oakwell Claim Payable

On October 16, 2003 the High Court of the Republic of Singapore ordered the Company to pay Oakwell Engineering Limited ("Oakwell") US $5,657,000 (approximately CDN $7,580,000) plus costs (the "Judgment"). The Company appealed the Judgment to the Court of Appeal of the Republic of Singapore. That Court dismissed the appeal on April 27, 2004. The Court of Appeal is the final Court of Appeal for Singapore.

On June 21, 2004, Oakwell filed an Application with the Superior Court of Justice for the Province of Ontario seeking to enforce the Judgment in Ontario. The hearing of that Application has been scheduled for December 6, 2004.

The Company is of the view that the Judgment was improperly granted against it and that valid defenses exist to prevent the enforcement of the Judgment in Ontario. The Company has provided a substantive response to the application and has brought its own application against Oakwell for a declaration that the Judgment is unenforceable in the Province of Ontario.

If the Judgment is enforced in Ontario, the Company’s financial condition would be materially and adversely affected.

A provision of CDN $7,915,681 has been made to these financial statements in relation to the Judgment.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

22.    Related Party Transactions

Effective June 30, 2004, a company controlled by a Director of the Company was awarded $42,000 as compensation for services rendered during the year on behalf of the Company. Effective June 30, 2003, a Director of the Company was awarded $90,000 as compensation for services rendered during the year on behalf of the Company.

During the year the Company entered into a nine month consulting agreement with another director whereby the Company director was remunerated US $45,000 for services rendered to the Company.

During the year the Company repaid $402,419 to a shareholder and a director of the Company.

Included in accounts receivable are advances due from an officer of the Company’s subsidiary of $2,815 (2003 - $10,246).

These transactions are in the normal course of business of the Company and measured at the exchange amount.

23.	Comparative Figures

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the fiscal 2004 presentation.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
ENERNORTH INDUSTRIES INC. ______________________________________ _By __/s Sandra Hall______________________ Sandra J. Hall, President
Date: October 19, 2004 ________________________

--