Form 20-F
period 2005-06-30
ENERNORTH INDUSTRIES INC
filed 2005-09-29
CIK 1049021

 As filed with the Securities and Exchange Commission on September 28, 2005

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 20-F

(Mark One)

[   ]   Registration Statement pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

[X]   Annual Report pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

         For the fiscal year ended June 30, 2005

[   ]   Transition Report pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

[   ]   SHELL COMPANY Report pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of event requiring this shell company report.............................

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

   4,059,009 Common Shares as of September 2, 2005

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]	No [ ]
Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 [X]	Item 18 [ ]
(Applicable only to Issuers involved in bankruptcy proceedings during the past five years)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court:

Yes [ ]	No [ ]	Inapplicable [X]

ENERNORTH INDUSTRIES INC. Form 20-F Annual Report Table of Contents

PART I

ITEM 1	Identity of Directors, Senior Management and Advisers	5
	A. Directors and Senior Management	5
	B. Advisers	5
	C. Auditors	5
ITEM 2	Offer Statistics and Expected Timetable	5
	A. Offer Statistics	5
	B. Method and Expected Timetable	5

ITEM 3	Key Information	6
	A. Selected Financial Data	6
	B. Capitalization and Indebtedness	11
	C. Reasons for the Offer and Use of Proceeds	11
	D. Risks Factors	11

ITEM 4	Information on the Company	22
	A. History and Development of the Company	23
	B. Business Overview	28
	C. Organizational Structure	29
	D. Property, Plants and Equipment	29

ITEM 5	Operating and Financial Review and Prospects	35
	A. Operating Results	38
	B. Liquidity and Capital Resources	43
	C. Research and Development, Patents and Licenses	44
	D. Trend Information	44
	E. Off-balance Sheet Arrangements	45
	F. Tabular Disclosure of Contractual Obligations	45
	G. Safe Harbor	45

ITEM 6	Directors, Senior Management and Employees	52
	A. Directors and Senior Management	52
	B. Compensation	55
	C. Board Practices	59
	D. Employees	61
	E. Share Ownership	61

ITEM 7	Major Shareholders and Related Party Transactions	62
	A. Major Shareholders	62
	B. Related Party Transactions	63
	C. Interests of Experts and Counsel	64

ITEM 8	Financial Information	67
	A. Consolidated Statement and Other Financial Information	67

	B. Significant Changes	67

ITEM 9	The Offer and Listing	67
	A. Offer and Listing Details	67
	B. Plan of Distribution	70
	C. Markets	70
	D. Selling Shareholders	70
	E. Dilution	70
	F. Expenses of the Issue	70

ITEM 10	Additional Information	70
	A. Share Capital	70
	B. Memorandum and Articles of Association	70
	C. Material Contracts	73
	D. Exchange Controls	74
	E. Taxation	74
	F. Dividends and Paying Agents	78
	G. Statement by Experts	78
	H. Documents on Display	78
	I. Subsidiary Information	79

ITEM 11	Quantitative and Qualitative Information about Market Risk	79

ITEM 12	Description of Securities Other than Equity Securities	81
	A. Debt Securities	81
	B. Warrants and Rights	81
	C. Other Securities	81
	D. American Depositary Shares	81

	PART II

ITEM 13	Defaults, Dividend Arrearages and Delinquencies	81

ITEM 14	Material Modifications to the Rights of
	Security Holders and Use of Proceeds	81
ITEM 15	Controls and Procedures	81
ITEM 16	Reserved	82
ITEM 16A	Audit Committee Financial Expert	82
ITEM 16B	Code of Ethics	82
ITEM 16C	Principal Accountant Fees and Services	82
ITEM 16D	Exemptions From the Listing Standards for Audit Committees	83
ITEM 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	83
ITEM 17	PART III Financial Statements	83
ITEM 18	Financial Statements	83

ITEM 19	Exhibits	83

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

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

ITEM 1.A

DIRECTORS AND SENIOR MANAGEMENT

Not applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 1.B

ADVISERS

Not applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 1.C

AUDITORS

Not applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 2.A

OFFER STATISTICS

Not applicable.    This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 2.B

METHOD AND EXPECTED TIMETABLE

Not applicable.   This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 3

KEY INFORMATION

ITEM 3.A.

SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data of EnerNorth Industries Inc. ("EnerNorth" or the "Company") for its twelve-month fiscal periods ended June 30, 2001, June 30, 2002, June 30, 2003 June 30, 2004 and June 30, 2005, and are presented pursuant to Canadian Generally Accepted Accounting Principles ("Canadian GAAP").

The selected consolidated statement of operations data set forth below are for the twelve-month fiscal periods ended June 30, 2001, June 30, 2002, June 30, 2003, June 30, 2004 and June 30, 2005, and the selected consolidated balance sheet data set forth below are as of June 30, 2001 through June 30, 2005. The June 30, 2001, June 30, 2002, June 30, 2003, June 30, 2004 and June 30, 2005 statement of operations data and June 30, 2001, June 30, 2002, June 30, 2003, June 30, 2004 and June 30, 2005 balance sheet data are derived from the consolidated financial statements of the Company, which have been audited by BDO Dunwoody LLP, Chartered Accountants. The consolidated balance sheet data set forth below at June 30, 2001, June 30, 2002 and June 30, 2003 and operations data for the years ended June 30, 2001 and June 30, 2002 are derived from audited financial statements not included elsewhere in this Annual Report.

The selected financial data should be read in conjunction with the consolidated financial statements of the Company for the years ended June 30, 2005, June 30, 2004 and June 30, 2003 included elsewhere in this Annual Report and with  "Item 5 - Operating and Financial Review and Prospects" below.

EnerNorth Industries Inc.
Presented Pursuant to Canadian Generally Accepted Accounting Principles
(Canadian $000s, Except % Items and Per Share Data)

	(Audited)
	As of and for the Twelve Month Period Ended June 30,
	2001	2002	2003	2004	2005
Statement of Operations Data:
Financial INFORMATION:
Oil and gas revenue	$ 382,740	$ 540,735	$ 673,573	$ 765,941	$ 946,655
Less: royalties	69,250	92,272	93,824	106,485	201,172
Net revenue	313,490	448,463	579,749	659,456	745,483

Operating and transportation	106,183	260,599	279,189	292,275	399,795
Depletion and accretion	45,364	376,622	416,937	458,230	691,539
Administrative expenses	133,014	1,627,838	2,023,237	1,921,385	2,221,343
Interest	4,896	4,925	5,215	4,812	2,020
Income (loss) from operations ...	24,033	(1,821,521)	(2,144,829)	(2,017,246)	(2,569,214)
Other items	(23,876)	(1,004,509)	5,830,915	1,828,360	371,468
Income tax	(930,904)	502,000	490,578	-	-
Net loss from operations before discontinued operations	978,813	(1,319,012)	(8,466,322)	(3,845,606)	(2,197,746)
Income (loss) and gain (loss) on disposition of discontinued operations (1)	(4,613,729)	187,642	418,846	1,627,664	2,034,997
Net loss for the year	(3,634,916)	(1,131,370)	(8,047,476)	(2,217,942)	(162,749)
Weighted average common shares outstanding(2)	1,418,834	2,212,795	3,806,224	4,059,009	4,059,009
Net loss from continuing operations per share (2)	$0.69	($0.60)	($2.22)	($0.95)	($0.54)
Net loss per share (2)	($2.56)	($0.51)	($2.11)	($0.55)	($0.04)

	As of and for the Twelve Month Period Ended June 30,
	2001	2002	2003	2004	2005
Other Financial Data:

Cash flows provided by (used in)
Operating activities	(1,313,054)	(2,020,541)	621,878	(3,052,995)	4,625,926
Investing activities	1,149,896	(2,998,503)	(896,749)	(2,660,646)	3,046,194
Financing activities	(365,268)	9,387,044	1,393,533	(415,329)	(2,986,118)

Purchase of oil and gas properties for cash	1,727,857	2,759,206	354,625	1,740,154	1,001,743

Balance Sheet Information:
Working capital (deficiency)	$4,205,331	$7,313,998	$777,076	$814,985	(101,057)
Total assets	19,050,175	25,415,063	28,834,961	23,262,596	15,708,656
Due to shareholders, less current portion	350,000	-	-	-	-
Total long-term debt, less current portion	646,311	501,670	528,020	542,109	-
Non-controlling interest	-	-	-	75,141	-
Shareholders' equity (net assets)	11,357,441	18,058,682	11,253,606	7,089,878	7,076,238

(1)

During fiscal 2005 the Company sold its interests in M&M Engineering Limited ("M&M"). As a result the Industrial & Offshore Division has been treated as discontinued operations for accounting purposes, and prior years' statements of operations have been restated.

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

EnerNorth Industries Inc.
Presented Pursuant to United States Generally Accepted Accounting Principles
(Canadian $000s, Except % Items and Per Share Data)

	(audited)
	As of and for the Twelve Month Period Ended June 30,
	2001	2002	2003	2004	2005

Statement of Operations Data:
Financial INFORMATION:
Oil and gas revenue	$ 382,740	$ 540,735	$ 673,573	$ 765,941	$ 946,655
Less: royalties	69,250	92,272	93,824	106,485	201,172
Net revenue	313,490	448,463	579,749	659,456	745,483

Operating and transportation	106,183	260,599	279,189	292,275	399,795
Depletion and accretion	45,364	1,420,622	416,937	1,614,818	1,817,442
Administrative expenses	337,054	1,739,009	2,023,237	1,921,385	2,221,343
Interest	184,203	160,105	5,215	4,812	2,020
Income (loss) from operations ...	(359,314)	(3,131,872)	(2,144,829)	(3,173,834)	(3,695,117)
Other items	(23,876)	(1,004,509)	5,830,915	1,828,360	(371,468)
Income tax	(930,904)	502,000	490,578	-	-
Net loss from operations before discontinued operations	595,466	(2,629,363)	(8,466,322)	(5,002,194)	(3,323,649)
Income (loss) and gain (loss) on disposition of discontinued operations (1)	(4,613,729)	187,642	418,846	1,627,664	2,034,997
Cumulative effect of a change in accounting principle	-	2,056,832	-	-	-
Net loss for the year	(4,018,263)	(2,441,721)	(8,047,476)	(3,374,530)	(1,388,652)
Deemed dividend on preferred shares	420,000	-	-	-	-
Net loss available for common shareholders	(4,438,263)	(2,441,721)	(8,047,476)	(3,374,530)	(1,388,652)
Weighted average common shares outstanding(2)	1,418,834	2,212,795	3,806,224	4,059,009	4,059,009
Net loss from continuing operations per share	$0.42	($1.19)	($2.22)	($1.23)	($0.82)
Net loss per share	($2.83)	($1.10)	($2.11)	($0.83)	($0.32)

	As of and for the Twelve Month Period Ended June 30,
	2001	2002	2003	2004	2005

Other Financial Data:

Cash flows provided by (used in)
Operating activities	(1,313,054)	(2,020,541)	621,878	(3,052,995)	4,625,926
Investing activities	1,149,896	(2,998,503)	(896,749)	(2,660,646)	3,046,194
Financing activities	(365,268)	9,387,044	1,393,533	(415,329)	(2,986,118)

Purchase of oil and gas properties for cash	1,727,857	2,759,206	354,625	1,740,154	1,001,743

Balance Sheet Information:
Working capital (deficiency)	4,321,408	7,313,998	827,688	923,635	105,530
Total assets	19,084,252	24,270,103	27,841,573	23,167,056	14,534,538
Due to shareholders, less current portion	350,000	-	-	-	-
Total long-term debt, less current portion	646,311	501,670	528,020	542,109	-
Non-controlling interest	-	-	-	75,141	-
Shareholders' equity (net assets)	11,546,698	17,014,682	10,260,218	6,994,338	5,902,120

(1)

During fiscal 2005 the Company sold its interests in M&M Engineering Limited ("M&M"). As a result the Industrial & Offshore Division has been treated as discontinued operations for accounting purposes, and prior years' statements of operations have been restated.

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

The exchange rate used for the purpose of this Annual Report (other than financial statement information) for the conversion of Canadian dollars ("CDN $") into United States dollars ("US $") was US $0.8417 as of September 2, 2005).  The following table sets forth the exchange rates for the conversion of one Canadian dollar into one United States dollar at the end of the following periods, the high and low rates of exchange for such periods, and the average exchange rates for the periods (based upon the average of the exchange rates on the last day of each month during the periods).  The rates of exchange set forth below are derived from the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.  The source of this data is the Federal Reserve Bulletin and Digest.

	2005	2004	2003	2002	2001
Period End	0.82	0.75	0.75	0.66	0.66
Low	0.74	0.70	0.63	0.62	0.63
High	0.85	0.78	0.75	0.66	0.68
Average*	0.80	0.75	0.67	0.64	0.66

*Calculated by using the average of the exchange rates on the last day of each month during the period.

Year 2005	August	July	June	May	April	March

High	0.82	0.83	0.82	0.81	0.82	0.83
Low	0.84	0.80	0.79	0.79	0.80	0.80

The rate of exchange for the conversion of United States dollars into Canadian dollars at September 2, 2005 was (US $1 = CDN $0.8417).

ITEM 3.B.

CAPITALIZATION AND INDEBTEDNESS

Not applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 3.C.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 3.D.            RISK FACTORS

The Company is subject to a number of significant uncertainties and risks, including, without limitation, those described below and those described elsewhere in this Annual Report, any of which may affect the Company in a manner and to a degree which cannot be foreseen at this time.

General Risk Factors

Need for additional capital.  Exploration, development and acquisition of oil and gas reserves is a capital-intensive business. The Company makes, and will continue to make, substantial expenditures for exploration and development of oil and gas.  Historically, the Company has financed operations primarily with proceeds from the sale of its equity securities in private offerings.  The Company expects to satisfy its working capital requirements from cash flow and by raising capital through public or private sales of debt or equity securities, debt financing or short-term loans, or a combination of the foregoing.  The Company has no current arrangements for obtaining additional capital, and no assurance can be given that the Company will be able to secure additional capital, or on terms which will not be objectionable to the Company or its then existing shareholders.  Under such circumstances, the failure or inability of the Company to obtain additional capital on acceptable terms or at all could have a material adverse effect on the Company.  The Company also has an unfunded liability in the amount of CDN $7,956,349 in relation to a Judgment against the Company (See "Oakwell Litigation", "Item 5 - Operating and Financial Review and Prospects - Critical Accounting Estimates" and "Item 8A7 - Litigation" below). If the Judgment is enforced in Ontario, Canada, the Company’s financial condition would be materially and adversely affected.

Experienced a history of losses and limited operating history.  To date, we have incurred significant losses. The Company has a limited operating history upon which any evaluation of the Company and its long-term prospects might be based. The Company commenced its business plan for the exploitation of oil and gas in February of 2001.  The Company is subject to the risks inherent in the oil and gas business.  The Company and its prospects must be considered in light of the risks, expenses and difficulties encountered by all companies engaged in the extremely volatile and competitive oil and gas industry.  Any future success the Company might achieve will depend upon many factors, including factors which will be beyond its control.  These factors may include changes in technologies, price and product competition, developments and changes in the international oil and gas market, changes in the Company's strategy, changes in expenses, fluctuations in foreign currency exchange rates, general economic conditions (both in the United States and Canada), and economic and regulatory conditions specific to the areas in which the Company competes, among others. To address these risks, the Company must, among other things, continue to respond to competitive developments; attract, retain and motivate qualified personnel; implement and successfully execute its business plan; comply with environmental regulations; expand its portfolio of proven and prospective oil and gas properties and /or negotiate additional working interests and prospect participations; and expand and replace depleting oil and gas reserves. There can be no assurance that the Company will be successful in addressing these risks.

Variability of operating results.  The Company's operating results may in the future fluctuate significantly depending upon a number of factors including industry conditions, oil and gas prices, rate of drilling success, rates of production from completed wells and the timing of capital expenditures.  Such variability could have a material adverse effect on the Company's business, financial condition and results of operations.  In addition, any failure or delay in the realization of expected cash flows from operating activities could limit the Company's future ability to continue exploration and to participate in economically attractive oil and gas projects.

Foreign exchange. As energy commodity prices are primarily priced in US dollars a portion of our revenue stream is affected by U.S./Canadian dollar exchange rates.  We do not hedge this exposure.  While to date this exposure has not been material it may become so in the future. In addition to oil and gas commodity prices our investment in Konaseema EPS Oakwell Power Limited ("KEOPL") is priced in Indian Rupees ("INR"). As the Canadian dollar appreciates the value of our investment depreciates.  The Oakwell Engineering Limited ("Oakwell") Claim is priced in US dollars and costs are priced in Singapore dollars and the Company tends to carry a nominal balance of currency carried in US dollars. These US and Singapore denominated balances are susceptible to changes in the exchange rate between Canada and the US and Canada and Singapore.

Foreign law may hinder our ability to repatriate foreign held investments. There may be restrictions on the withdrawal of capital or repatriation of dividends from a country in which the Company or one of its investment affiliates is operating. There is no assurance that the laws of any jurisdiction in which the Company holds investments or locates its assets may not change in a manner that materially and adversely affects the investments of the Company.

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

Failure to Realize Anticipated Benefits of Acquisitions and Dispositions.  The Company makes acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner as well as the Company’s ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of EnerNorth. The integration of acquired business may require substantial management effort, time and resources and may divert management’s focus from other strategic opportunities and operational matters. Management continually assesses the value and contribution of services provided and assets required to provide such services. In this regard, non-core assets are periodically disposed of, so that the Company can focus its efforts and resources more efficiently. Depending on the state of the market for such non-core assets, certain non-core assets of the Company, if disposed of, could be expected to realize less than their carrying value on the financial statements of the Company.

Management of Growth. The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expend, train and manage its employee base. The inability of the Company to deal with this growth could have a material adverse impact on its business, operations and prospects.

Loss of key personnel could harm our business.  Our ability to continue our business and to develop a competitive edge in the marketplace depends, in large part, on our ability to attract and maintain qualified management and personnel.  Competition for such personnel is intense, and there can be no assurance that we will be able to attract and retain such personnel.  Our development to date has depended, and in the future will continue to depend, on the efforts of our key executive officers, management and employees, including James C. Cassina, our Chairman of the Board of Directors, Sandra J. Hall, our President and Secretary and Scott T. Hargreaves, our Chief Financial Officer.  The loss of any of these individuals could have a material adverse effect on the Company.

Potential Conflicts of Board and Committees. Some of the directors and officers of the Company are or may serve on the board of directors of other companies from time to time.  To avoid the possibility of conflicts of interest which may arise out of their fiduciary responsibilities to each of the boards, all such directors have agreed to abstain from voting with respect to a conflict of interest between the applicable companies.  In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which a director, or a member of management, may have a conflict.

Reliance on expertise of certain persons.   The Company is dependent on the advice, expertise and project management skills of various consultants including geologists, geophysicists, engineers and joint venture partners contracted by the Company from time to time.

Legal Proceedings.  As of the date of this Annual Report, the Company has pending litigation, actions or proceedings as described below which could have a material effect on the Company's financial condition or profitability.

Oakwell Litigation Singapore/Ontario

In March 1997, Oakwell Engineering Limited, a Singapore corporation ("Oakwell"), and the Andhra Pradesh State Electricity Board of the state of Andhra Pradesh, India (the "APSEB") executed two identical Power Purchase Agreements ("PPA’s"), providing for Oakwell and/or its sponsors to build, own and operate two identical 100 mega watt ("MW") net capacity diesel generator Barge Mounted Power Plants ("BMPPs"), fueled by furnace oil (total

200 MW net capacity) and sell electricity to APSEB on a take-or-pay basis for 15 years.  In June 1997, the Company and Oakwell formed an 87.5%/12.5% joint venture and incorporated an Indian company, EPS Oakwell Power Limited ("EOPL") (now known as KEOPL), to implement the provisions of the PPA’s.  Disputes rose between the Company and Oakwell and a Settlement Agreement was reached in December 1998 under which Oakwell sold the Company all of Oakwell's interest in the PPA’s and in EOPL.

In July 2002, Oakwell claimed the Company was in breach of the Settlement Agreement and in August 2002, the Company was named as a defendant in the High Court of the Republic of Singapore ("High Court of Singapore"), in the matter of Oakwell vs. the Company.  On October 16, 2003 the High Court of Singapore ordered the Company to pay Oakwell US $5,657,000 (approximately CDN $6,933,219 at June 30, 2005) plus costs (the "Judgment"). On November 13, 2003 the Company appealed the Judgment to the Court of Appeal of the Republic of Singapore. That Court, which is the final Court of Appeal for Singapore, dismissed the appeal on April 27, 2004.

On June 21, 2004, Oakwell filed an Application with the Superior Court of Justice for the Province of Ontario, Canada (the "Superior Court") seeking to enforce the Judgment in Ontario. On August 30, 2004, the Company filed an Application with the Superior Court for a declaration that the Judgment is not enforceable in the Province of Ontario. The hearing of the Applications was held December 6-9, 2004. On June 27, 2005 the Superior Court judge rendered his decision that the Judgment was enforceable in Ontario with costs and on August 2, 2005 the Superior Court issued the formal Order.

On July 13, 2005, the Company filed a Notice of Appeal of the August 2, 2005 Order of the Superior Court with the Court of Appeal for the Province of Ontario.  The Company anticipates the hearing of the Appeal to be held in early 2006 and the decision of the Court of Appeal to be rendered by the end of 2006.

On January 12, 2005, Oakwell filed an Execution Petition before the Hon’ble High Court of Delhi, India against the Company for enforcement of the Judgment and an application for interim relief seeking attachment of the Company’s 11,848,200 KEOPL Shares, 100% of the shares of the Company’s wholly-owned subsidiary EPS Karnataka Power Corp. ("EPS Karnataka"), which owns 97% of Euro India Power Canara Private Limited an Indian corporation ("EIPCL").  EIPCL has a PPA secured by a cash deposit in the amount of Indian Rupees ("INR") 10,000,000 (approximately CDN $281,700 at June 30, 2005) with the Karnataka State Electricity Board.

On September 9, 2005 the Hon’ble High Court of Delhi, India adjourned Oakwell’s Execution Petition to attach the Company’s KEOPL Shares, EPS Karnataka shares and EIPCL but ordered that if the Company receives any payments from the sale of it’s KEOPL Shares, then the proceeds shall be deposited in the Company’s account held in a Public Sector Bank in India or invested only in Government of India securities until the disposal of Oakwell’s Execution Petition. The Execution Petition is ongoing and the hearing has been adjourned to February 3, 2006 (See "Item 5 - Operating and Financial Review and Prospects - Critical Accounting Estimates" and "Item 8A7 - Litigation" below).

VBC Arbitration Award and Litigation

As of June 30, 2005 the Company owns 11,848,200 common shares, par value Indian Rupee ("INR") 10 (the "KEOPL Shares") in Konaseema EPS Oakwell Power Limited ("KEOPL") formerly known as EOPL.  Pursuant to an Arbitration Agreement between the Company and VBC Ferro Alloys Ltd. ("VBC"), the parent company of KEOPL, an Arbitration Award was passed on October 11, 2003 by Hon’ble Arbitral Tribunal, India (the "Award or Decree") requiring as follows (i) VBC transfer an additional 500,000 equity shares in KEOPL to the Company, and (ii) VBC to buy the original KEOPL Shares for INR 113,482,000 (approximately CDN $3.2 million at June 30, 2005) on or before the earlier of: (a) 60 days after the first disbursal of funds on financial closure for the KEOPL Project, and, (b) in any event no later than March 31, 2004.  Further, the Company may, upon written notice to VBC, require that VBC purchase, and VBC is then required to buy, an additional 500,000 equity shares of KEOPL at a par value of INR 5,000,000 (approximately CDN $140,850 at June 30, 2005) on or before the same dates.  If VBC does not buy the 11,348,200 KEOPL Shares before March 31, 2004 then VBC is liable to pay the Company interest at 12% per annum on the value of the unredeemed shares from March 31, 2004 to the date of actual payment thereof.

On February 28, 2004 the Company provided written notice to effect the purchase by VBC of the 11,348,200 KEOPL Shares held by the Company.

VBC raised a dispute regarding the purchase of the KEOPL Shares and on June 24, 2004 the Company filed an Execution Petition against VBC in the Court of the Chief Judge, City Civil Court, Hyderabad, India ("City Civil Court") to enforce the Award. The Execution Petition is ongoing and the hearing has been adjourned until October 21, 2005.

On November 30, 2004 the Company also filed a Company Petition against VBC in the High Court of Judicature of Andhra Pradesh, India (the "High Court") to pass an order for the winding up of VBC under the provisions of the Companies Act, 1956 (India). On April 29, 2005 the High Court passed an Order for the winding up of VBC and awarded the Company costs of the Petition.

VBC appealed before the Division Bench in the High Court of Andhra Pradesh, India to set aside the Order of the High Court 0dated April 29, 2005. On June 8, 2005 the Division Bench of the High Court of Andhra Pradesh, India passed an Order granting VBC an interim stay of publication of the winding up of VBC only subject to the condition of VBC depositing one-third (1/3rd) amount of the Decree passed in pursuance of the Award along with the interest earned on the principal amount to the credit of Execution Petition on the file of Chief Judge, City Civil Court, Hyderabad, India on or before July 30, 2005. On September 6, 2005 the High Court passed a further Order extending the date for deposit of one-third (1/3rd) amount of the Decree to September 30, 2005.

On August 1, 2005, the Company filed a Special Leave Petition in the Supreme Court of India seeking special leave to appeal the Order of the Division Bench in the High Court of Andhra Pradesh, India dated June 8, 2005.  The hearing has been set for October 3, 2005. (See "Item 5 - Operating and Financial Review and Prospects - Critical Accounting Estimates" and "Item 8A7 - Litigation" below).

Investment in Marketable Securities The Company’s investments in Marketable Securities is carried at the lower of book value or market value. The actual market value is determined by external factors that are beyond the control of the Company and may fluctuate materially. Causes of fluctuation include but are not isolated to changes in oil and gas commodities as much of the Company's portfolio is dominated by oil and gas investments. The portfolio is also influenced by the individual performance of each company as well as the performance of the overall market and economy. As a result, the Company could be exposed to a significant decline in the market value of its entire investment in marketable securities. If the market value of its marketable securities  decreased significantly it would have a material adverse effect on the income and cash flow of the Company.

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

Risk of exploratory drilling activities.  Under the Company's business plan, revenues and cash flow will continue to be principally dependent upon the success of drilling and production from prospects in which the Company participates.  The success of such prospects will be determined by the economical location, development and production of commercial quantities of hydrocarbons.  Exploratory drilling is subject to numerous risks, including the risk that no commercially productive oil and gas reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected formation and drilling conditions, pressure or other irregularities in formations, blowouts, equipment failures or accidents, as well as weather conditions, compliance with governmental requirements and/or shortages or delays in the delivery of equipment.  The inability to successfully locate and drill wells that will economically produce commercial quantities of oil and gas could have a material adverse effect on the Company's business and, financial position.

Drilling and explorations plans subject to change. This Annual Report includes descriptions of the Company’s prospective future drilling and explorations plans with respect to its properties.  A prospect is a property which the Company and its partners have identified based on available geological and geophysical information that indicate the potential for hydrocarbons. The Company's properties are in various stages of exploration and development.  Whether the Company ultimately drills a property may depend on a number of factors including funding; the receipt of additional seismic data or reprocessing of existing data; material changes in oil or gas prices; the costs and availability of drilling equipment; success or failure of wells drilled in similar formations or which would use the same production facilities; changes in estimates of costs to drill or complete wells; the Company's ability to attract industry partners to acquire a portion of its working interest to reduce exposure to drilling and completion costs; decisions of the Company's joint working interest owners; and/or restrictions under provincial regulators.

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

Volatility of oil and natural gas prices. The ultimate profitability, cash flow and future growth of the Company will be affected by changes in prevailing oil and gas prices.  Oil and gas prices have been subject to wide fluctuations in recent years in response to changes in the supply and demand for oil and natural gas, market uncertainty, competition, regulatory developments and other factors which are beyond the control of the Company.  It is impossible to predict future oil and natural gas price movements with any certainty.  The Company does not engage in hedging activities.  As a result, the Company may be more adversely affected by fluctuations in oil and gas prices than other industry participants that do engage in such activities.   An extended or substantial decline in oil and gas prices would have a material adverse effect on (i) the Company's access to capital; and (ii) the Company's financial position and results of operations.

Increased operating costs. Higher operating costs for our underlying properties will directly decrease the amount of cash flow received by the Company.  Electricity, chemicals, supplies, reclamation and abandonment and labour costs are a few of the operating costs that are susceptible to material fluctuation.

Unforeseen title defects may result in a loss of entitlement to production and reserves. Although the Company conducts title reviews in accordance with industry practice prior to any purchase of resource assets, such reviews do not guarantee that an unforeseen defect in the chain on title will not arise and defeat our title to the purchased assets.  If such a defect were to occur, our entitlement to the production from such purchased assets could be jeopardized.

Lower oil and gas prices increase the risk of ceiling limitation write-down. During 2004, the Company adopted the recommendations of the new CICA Handbook guideline AcG-16. As a result of applying the new standards, management determined that a transitional impairment loss of CDN $1,945,786 should be recorded as at July 1, 2003. There is an ongoing risk that we will be required to write down the carrying value of oil and gas properties when oil and gas prices are low or volatile.  We may experience additional ceiling test write-downs in the future (See "Item 5.G - Safe Harbour - Critical Accounting Policies - Oil and gas accounting and reserve estimates"  below).

Uncertainty of estimates of reserves and future events.  Certain statements included in this report contain estimates of the Company's oil and gas reserves and the discounted future net revenues from those reserves, as prepared by independent petroleum engineers and/or the Company.  There are numerous uncertainties inherent in such estimates including many factors beyond the control of the Company. The estimates are based on a number of assumptions including constant oil and gas prices, and assumptions regarding future production, revenues, taxes, operating expenses, development expenditures and quantities of recoverable oil and gas reserves.  Such estimates are inherently imprecise indications of future net revenues, and actual results might vary substantially from the estimates based on these assumptions.  Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves.  In addition, the Company's reserves might be subject to revisions based on upon future production, results of future exploration and development, prevailing oil and gas prices and other factors. Moreover, estimates of the economically recoverable oil and gas reserves, classifications of such reserves and estimates of future net cash flows prepared by independent engineers at different times may vary substantially.  Information about reserves constitutes forward-looking statements.

Ability to replace reserves.  The future success of the Company depends upon its ability to find, develop and acquire oil and gas reserves that are economically recoverable.  As a result the Company must locate, acquire and develop new oil and gas reserves to replace those being depleted by production.  Without successful funding, for acquisitions and exploration and development activities, the Company's reserves will decline.  No assurances can be made that the Company will be able to find and develop or acquire additional reserves at an acceptable cost.

Competition. The Company engages in the exploration for and production of oil and gas, industries which are highly competitive. The Company competes directly and indirectly with major and independent oil and gas companies in its exploration for and development of desirable oil and gas properties. Many companies and individuals are engaged in the business of acquiring interests in and developing oil and gas properties in the United States and Canada, and the industry is not dominated by any single competitor or a small number of competitors. Many of such competitors have substantially greater financial, technical, sales, marketing and other resources, as well as greater historical market acceptance than the Company. The Company will compete with numerous industry participants for the acquisition of land and rights to prospects, and for the equipment and labor required to operate and develop such prospects. Competition could materially and adversely affect the Company's business, operating results and financial condition. Such competitive disadvantages could adversely affect the Company's ability to participate in projects with favorable rates of return.

Enforcement of Operating Agreements.  Operations of the wells on properties not operated by the Company are generally governed by operating agreements, which typically require the operator to conduct operations in a good and workmanlike manner. Operating agreements generally provide, however, that the operator will have no liability to the other non-operating working interest owners for losses sustained or liabilities incurred, except such as may result from gross negligence or wilful misconduct.

Shortage of Supplies and Equipment.  The Company’s ability to conduct operations in a timely and cost effective manner is subject to the availability of natural gas and crude oil field supplies, rigs, equipment and service crews. Although none are expected currently, any shortage of certain types of supplies and equipment could result in delays in our operations as well as in higher operating and capital costs.

Interruption from Severe Weather. The Company’s operations are conducted principally in the central region of Alberta, and the northeastern region of British Columbia. The weather in these areas can be extreme and can cause interruption or delays in our drilling and construction operations.

Dependence on Third-Party Pipelines. In fiscal 2005, substantially all our sales of natural gas production was effected through deliveries to local third-party gathering systems to processing plants.  In addition, the Company relies on access to interprovincial pipelines for the sale and distribution of substantially all of our gas. As a result, a curtailment of our sale of natural gas by pipelines or by third-party gathering systems, an impairment of our ability to transport natural gas on interprovincial pipelines or a material increase in the rates charged to us for the transportation of natural gas by reason of a change in federal or provincial regulations or for any other reason, could have a material adverse effect upon us. In such event, we would have to obtain other transportation arrangements. There can be no assurance that we would have economical transportation alternatives or that it would be feasible for us to construct pipelines. In the event such circumstances were to occur, our netbacks from the affected wells would be suspended until, and if, such circumstances could be resolved.

Operating Hazards and Uninsured Risks.  The oil and gas business involves a variety of operating risks, including fire, explosion, pipe failure, casing collapse, abnormally pressured formations, adverse weather conditions, governmental and political actions, premature reservoir declines, and environmental hazards such as oil spills, gas leaks and discharges of toxic gases. The occurrence of any of these events with respect to any property operated or owned (in whole or in part) by us could have a material adverse impact on us. The Company and the operators of our properties, maintain insurance in accordance with customary industry practices and in amounts that we believe to be reasonable. However, insurance coverage is not always economically feasible and is not obtained to cover all types of operational risks. The occurrence of a significant event that is not insured or insured fully could have a material adverse effect on our financial condition.

Restoration, Safety and Environmental Risk.  Our operations are primarily in western Canada and, in particular, the western provinces of Alberta and British Columbia. Certain laws and regulations exist that require companies engaged in petroleum activities to obtain necessary safety and environmental permits to operate. Such legislation may restrict or delay us from conducting operations in certain geographical areas. Further, such laws and regulations may impose liabilities on us for remedial and clean-up costs, personal injuries related to safety and environmental damages, such liabilities collectively referred to as "asset retirement obligations".

To ensure that the Company provides for future estimated asset retirement obligations, the Company has estimated the future cost to clean up all its wellsite facilities to be CDN $268,708 and the current cost to be CDN $173,204 using a credit-adjusted risk free discount rate of 5 percent at June 30, 2005. While the Company cannot predict the ultimate cost, the Company’s independent engineering consultants assist us in assessing its total asset retirement obligations related to removal and clean-up costs.  While the Company’s safety and environmental activities have been prudent in managing such risks, there can be no assurance that the Company will always be successful in protecting itself from the impact of all such risks.

Expiration of Licenses and Leases. The Company's properties are held in the form of licenses and leases and working interests in licenses and leases. If the Company or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be met. The termination or expiration of the Company's licenses or leases or the working interests relating to a licence or lease may have a material adverse effect on the Company's results of operations and business.

Canadian Government Regulation and Industry Conditions

Kyoto Protocol.  The Kyoto protocol, ratified by the Canadian federal government in December 2002, came into force on February 16, 2005. The protocol commits Canada to reducing greenhouse gas emissions to six percent below 1990 levels over the period 2008-2012. The Canadian government released a framework outlining its Climate Change action plan on April 13, 2005. The plan contains few technical details regarding the implementation of the government’s greenhouse gas reduction strategy. The Climate Change Working Group of the Canadian Association of Petroleum Producers continues to work with the Canadian and Alberta governments to develop an approach for implementing targets and enabling greenhouse gas control legislation, which protects the industry’s competitiveness, limits the cost and administrative burden of compliance and supports continued investment in the sector. As the Canadian government has yet to release a detailed Kyoto compliance plan, the Company is unable to predict the impact of potential regulations upon its business; however, it is possible that the Company would face increases in operating costs in order to comply with the greenhouse gas emissions legislation.

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

Land Tenure.  Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

India Risk Factors Relating to Investments in Independent Power Projects

Development of Independent Power Projects ("IPPs") cannot be assured.  The successful completion of IPPs can be particularly difficult in countries, which have not uniformly embraced privatization, or where politically motivated opposition is routinely mounted to initiatives of the existing leadership.  In addition, the development of IPPs sometimes results in litigation or threatened litigation, which may need to be resolved before successful development of IPPs can occur.

Our investment in IPPs may not function properly or may suffer damages.  Our investment in IPPs involve many risks, including the failure of equipment or the performance of equipment at levels below those originally projected, whether due to unexpected wear and tear, misuse or unexpected degradation.  Any of the foregoing could significantly reduce or eliminate project revenues, thereby reducing any net income from the project.  In addition, catastrophic events could result in personal injury, loss of life, destruction of project assets or suspension of project operations.  Although the affiliated owner/operators may maintain insurance to protect against certain risks, the insurance proceeds may not be adequate to cover reduced revenues or, other liabilities arising from any of the events described above.

Uncertain political and economic conditions could affect our investments.  General political and economic conditions in India could significantly affect the project's prospects.  The economics of India differ significantly from the economics of other developed countries in many respects, including levels of capital reinvestment, growth rate, government involvement, resource allocation, rate of inflation and balance of payments position in international trade.  The success of the Indian projects may depend upon the existence of a political, and judicial economic environment, which will accommodate project development.  In addition, future government actions in India concerning the operation and regulation of power plants have and will have a significant effect on project operations.  There can be no assurance that future government actions over which we have no control will not materially adversely affect a project's operations.

Foreign operations entail legal risks.  Material agreements to which we are a party relating to contracts for equity participation in power facilities located in India may be governed by the laws of that or another country, and there are no assurances that such agreements can be enforced in Canadian courts or elsewhere.  The inability to enforce such agreements in Canada may have a material adverse effect on the Company’s investments.  In addition, the administration of laws and regulations by government agencies in India may be subject to considerable discretion.  The projects may be adversely affected by new laws and changes to existing laws (or interpretations thereof).

Foreign regulatory risks.  Power projects in India are subject to governmental and electric power regulation in virtually all aspects of their operations, including, but not limited to, the amount and timing of electricity generation, the performance of scheduled maintenance, compliance with power grid control and dispatch directives, foreign ownership restrictions, dividend separation restrictions and restrictions on fuel access. There can be no assurance that all necessary approvals will be received and the time and expense of obtaining such approvals cannot be accurately predicted.

Recoverability of Foreign Investment.  The Company owns 11,848,200 common shares of KEOPL, which is developing a power project in Andhra Pradesh, India.  These KEOPL Shares are being held as an investment, and the Company estimates that the carrying amount of the investment in KEOPL will be fully recovered.  However, the actual recoverable amount is dependent upon future events and foreign exchange and could differ materially from the amount estimated by management.  (See "Item 5 - Operating and Financial Review and Prospects - Critical Accounting Estimates" and "Item 8A-7 - Litigation" below).

Risks Relating to the Company's Common Stock

Possible volatility of stock price.  The market price for the Company's Common Stock may be volatile and is subject to significant fluctuations in response to a variety of factors, including the liquidity of the market for the Common Stock, variations in the Company's quarterly operating results, regulatory or other changes in the oil and gas industry generally, announcements of business developments by the Company or its competitors, litigations and judgments, changes in operating costs and variations in general market conditions.  Because the Company has a limited operating history, the market price for the Company's Common Stock may be more volatile than that of a seasoned issuer.  Changes in the market price of the Company's securities may have no connection with the Company's operating results.  No predictions or projections can be made as to what the prevailing market price for the Company's Common Stock will be at any time.

Public trading market.  There is only a limited public market for the Company's Common Stock, and no assurance can be given that a broad and/or active public trading market will develop or be sustained. The Company's Common Stock trades on the American Stock Exchange ("AMEX") and the Frankfurt Stock Exchange. However, there can be no assurance that the Company will continue to meet and maintain listing requirements on either stock exchange. In addition, apart from automatic listing exemptions, the Common Stock has not been qualified under any applicable state blue-sky laws, and the Company is under no obligation to so qualify the Common Stock, or otherwise to take action to improve the public market for such securities. The Company's Common Stock could have limited marketability due to any of the following factors, each of which could impair the market for such securities:  (i) lack of profits, (ii) need for additional capital, (iii) the limited public market for such securities; (iv) the applicability of certain resale requirements under the US Securities Act of 1933, as amended; (v) applicable blue sky laws, (vi) litigations and judgments and the other factors discussed in this Risk Factors section.

No likelihood of dividends.  The Company plans to retain all available funds for use in its business, and therefore does not plan to pay any cash dividends with respect to its securities in the foreseeable future. Hence investors in the Common Stock should not expect to receive any distribution of cash dividends with respect to such securities.

No assurance of liquidation distribution.  If the Company were to be liquidated or dissolved, holders of shares of its capital stock would be entitled to share ratably in its assets only after satisfaction of the Company's liabilities.  After satisfaction of those liabilities and satisfaction of any liquidation preference with respect to any then outstanding senior securities of the Company, the holders of the Common Stock would share ratably in any remaining assets of the Company.   There can be no assurance that there would be any remaining assets or any distribution to shareholders after the payment of third party obligations and any liquidation preferences.

We will incur significant costs as a result of being a public company.  As a public company, we will incur significant accounting, legal, governance, compliance and other expenses that private companies do not incur. In addition, the Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the Securities and Exchange Commission have required changes in corporate governance practices of public companies. The Company expects these rules and regulations to increase its legal, audit and financial compliance costs and to make some activities more time-consuming and costly. For example, as a public company, we are required to create additional board committees and adopt policies regarding internal controls and disclosure controls and procedures. In addition, the Company will incur additional costs associated with our public company reporting requirements. The Company also expects these rules and regulations to make it more difficult and more expensive for the Company to obtain director and officer liability insurance and the Company may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified persons to serve on our board of directors or as executive officers.

If we fail to comply in a timely manner with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 or to remedy any material weaknesses in our internal controls that we may identify, such failure could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our common stock.  The Company is in the process of assessing the effectiveness of its internal control over financial reporting in connection with the rules adopted by the Securities and Exchange Commission under Section 404 of the Sarbanes-Oxley Act of 2002. Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 is required in connection with the filing of the Company’s Annual Report on Form 20-F for the fiscal year ending June 30, 2008. While management anticipates expending significant resources in an effort to complete this important project, there can be no assurance that the Company will be able to achieve its objective on a timely basis. There also can be no assurance that our auditors will be able to issue an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting.

In addition, in connection with the Company’s on-going assessment of the effectiveness of its internal control over financial reporting, the Company may discover "material weaknesses" in its internal controls as defined in standards established by the Public Company Accounting Oversight Board ("PCAOB"). A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The PCAOB defines "significant deficiency" as a deficiency that results in more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected.

While the Company has not identified any material weaknesses in its internal controls over financial reporting that would cause it to deem such internal controls ineffective, the Company will retain additional resources and will work to obtain the requisite training for others in the Company to remediate any deficiencies. However, the Company cannot provide any assurance that additional testing of its internal controls will not uncover additional deficiencies that, when aggregated with any other unremediated deficiencies, would result in a material weakness in its internal control over financial reporting.

In the event that a material weakness is identified, the Company will employ qualified personnel and adopt and implement policies and procedures to address any material weaknesses that is identified. However, the process of designing and implementing effective internal controls is a continuous effort that requires the Company to anticipate and react to changes in its business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy its reporting obligations as a public company. The Company cannot assure you that the measures it will take will remediate any material weaknesses that we may identify or that the Company will implement and maintain adequate controls over our financial process and reporting in the future.

Any failure to complete an assessment of the Company’s internal control over financial reporting, to remediate any material weaknesses that it may identify or to implement new or improved controls, or difficulties encountered in their implementation, could harm its operating results, cause it to fail to meet its reporting obligations or result in material misstatements in its financial statements. Any such failure also could adversely affect the results of the periodic management evaluations of the Company’s internal controls and, in the case of a failure to remediate any material weaknesses that the Company may identify, would adversely affect the annual auditor attestation reports regarding the effectiveness of the Company’s internal control over financial reporting that are required under Section 404 of the Sarbanes-Oxley Act of 2002. Inadequate internal controls could also cause investors to lose confidence in the Company’s reported financial information, which could have a negative effect on the trading price of the Company’s Common Stock.

Potential issuance of additional stock.   The Company is currently authorized to issue, on or before November 5, 2005, up to an additional 4,059,009 shares in one or more private placements.  At the Annual and Special Meeting scheduled for November 14, 2005, management will seek shareholder approval of a resolution permitting the Company to issue up to 100% of the outstanding shares (or 4,059,009 shares as of the date of this Annual Report) in one or more private placements to be completed on or before November 14, 2006.

In December 2002, a majority of the Company’s shareholders approved a resolution authorizing the Company to issue up to 20% of the outstanding shares of Common Stock from time to time (or a total of 705,243 shares as of the date of this Annual Report) in connection with the Company’s stock option plan.  As of the date of this Annual Report, 615,000 of such options have been issued.

The issuance of additional shares of Common Stock could adversely reduce the proportionate ownership and voting rights and powers of the present holders of the Common Stock, and could also result in dilution in the net tangible book value per share of Common Stock.  There can be no assurance that the Company will not issue additional shares of its Common Stock.

ITEM 4.             INFORMATION ON THE COMPANY

EnerNorth Industries Inc. is a company amalgamated under the laws of the Province of Ontario, and registered as an extra-provincial company in Alberta, British Columbia and Newfoundland and Labrador, Canada. The Company’s primary activities are investment in, exploration and development and production of oil and gas.

Through its wholly owned subsidiary EPS Karnataka Power Corp., a company incorporated in Ontario ("EPS Karnataka"), the Company owns a 97% interest in Euro India Power Canara Limited a company incorporated in India ("EIPCL"), which has a Power Purchase Agreement with the Karnataka Power Transmission Corporation Limited (formerly the Karnataka Electricity Board) of the State of Karnataka, India.

Effective February 1, 2005 the Company divested of its interest in M&M Engineering Limited ("M&M") and its Industrial & Offshore Division. (See "Item 10.C - "Material Contracts" below).

The registered office and management office of the Company is 2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Telephone (416) 861-1484, Facsimile (416) 861-9623. The books and financial records of the Company are located in the registered and management offices.  Effective September 30, 2005, the Company will be moving its registered and management office to 1 King Street West, Suite 1502, Toronto, Ontario, M5H 1A1, Telephone (416) 861-1484, Facsimile (416) 861-9623. The Company's public filings can be accessed and viewed through the Company's website www.enernorth.com under the heading "Investor Relations" and by clicking on "Corporate Filings".  A link to the Company's Canadian Securities Commissions filings can be viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com and the Company's United States Securities and Exchange Commission filings can be viewed through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov.  Readers can also access and view the public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca. The Company’s Registrar and Transfer Agent is Equity Transfer Services Inc. located at Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3. The Company's Common Stock trades on the American Stock Exchange ("AMEX") under the symbol "ENY" and on the Frankfurt Stock Exchange under the symbol "EPW1" and "WKN 919384".

ITEM 4.A.

HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated on October 5, 1988, under the Business Corporations Act (Ontario), under the name Van Ollie Explorations Limited ("Van Ollie").  Van Ollie originated as a mining exploration company and was inactive from the time its initial exploration program was completed in 1990 until May 8, 1996, when Van Ollie acquired an interest in 1169402 Ontario Inc. ("1169402"), whose principal asset was a 51% ownership interest in M&M.  Through a share for share exchange, the shareholders of 1169402 acquired approximately 97% of the Common Stock of the Company and effectuated a change in control of the Company.  On July 1, 1996, 1169402 merged into the Company and, as a result of the merger, the Company acquired a direct 51% ownership interest in M&M.  The Company acquired the remaining 49% interest in M&M on March 9, 1999. Effective January 29, 1999, the Company changed its name to "Engineering Power Systems Limited" from "Engineering Power Systems Group Inc.", and consolidated its share capital on a one for four basis. Effective February 2, 2001 the Company changed its name to "Energy Power Systems Limited" from "Engineering Power Systems Limited" and consolidated its share capital on a one for four basis. Effective February 11, 2003, the Company changed its name to "EnerNorth Industries Inc." from "Energy Power Systems Limited" and consolidated its share capital on a one-for-three basis.

In fiscal year 2001, as part of an initiative to increase corporate cash flow, the Company commenced oil and gas operations.  The Company’s first acquisition was comprised of properties in two strategic areas of oil and gas development, the proven historic region of Western Canada and the new frontier of Atlantic Canada. The Company’s oil and natural gas production is located in Alberta and Ontario.

On May 22, 2002 the Company commenced trading on the American Stock Exchange under the symbol "EGY" and on February 12, 2003 commenced trading under the new symbol "ENY".

Oil and Gas Operations

During the last three fiscal years ended June 30, 2005, June 30, 2004 and June 30, 2003 the Company incurred a total of CDN $3,096,522 on exploration, development and acquisition expenditures.

2003

During the fiscal year ending June 30, 2003, the Company incurred exploration, development and acquisition expenditures of CDN $354,625.  The Company acquired through a Crown land sale, a 100% working interest in one section (640 acres) of prospective land and then acquired over 30 kilometers of seismic in the Sibbald Area of Alberta. The Company also participated in drilling a Belly River gas well in Cherhill, Alberta and a Viking gas well in the Olds-Innisfail Area of Alberta.

2004

During the fiscal year ended June 30, 2004, the Company incurred exploration, development and acquisition expenditures of CDN $1,740,154.  The Company acquired through Crown land sales, a 100% interest in 3 sections (1,920 net acres) in the Sibbald Area of Alberta and acquired approximately 35 kilometers (approximately 22 miles) of seismic data, and a 15% working interest in (1,280 gross acres-192 net) in the Doe Area of Alberta.   The Company exercised a right of first refusal and acquired a 68.5% interest in a shut in oil well and acquired 219 net acres of land and purchased a 33.33% interest in 640 gross acres (213 net acres) of land in the Farrow Area of Alberta. The Company participated in drilling one exploration gas well, one development gas well and re-completed two gas wells.  The Company also participated in the tie in of a Viking gas well in the Olds-Innisfail Area of Alberta that commenced production October 1, 2003.

2005

During the fiscal year ended June 30, 2005, the Company incurred exploration, development and acquisition expenditures of CDN $1,001,743.  In the Farrow Area of Alberta, the Company participated for its 33.33% working interest and drilled a horizontal exploratory well in the Foremost formation to an approximate depth of 990 meters and repaired a seized bottom hole pump and placed a 100% working interest oil well back on production.

The Company entered into a Farmout and Participation Agreement effective May 16, 2005 to acquire a working interest in a British Columbia Crown Drilling License (the "License"). The License is located in 094-A-15/E and F consisting of 28 spacing units (approximately 4,895 gross acres). As consideration the Company paid $250,000 and subsequent to year end, drilled a natural gas development well (C-011-E/94-A-15) to the Doig formation and paid 75% of the costs to earn a 75% working interest in the well and 16 spacing units from base Baldonnel to base Artex-Halfway-Doig. The Company, as operator, drilled a natural gas exploratory well (B-064-E/94-A-15) to the Baldonnel formation and paid 75% of the costs to earn a 75% working interest in the well and 12 spacing units from surface to base Baldonnel.

On this License, the Company participated in drilling two more 25% working interest exploratory gas wells (D-019-F/94-A-15 and B-046-E/94-A-15) and may earn a 25% working interest in 16 spacing units from surface to base Baldonnel. All of the four wells have been drilled and cased and are pending completion, production testing and potential tie in. These multi formation lands are prospective for natural gas in the Notikewan, Bluesky and Gething formations and for oil in the Halfway formation. The Company anticipates further exploration and development on these lands pending results from the first four wells.

Subsequent to the fiscal year ended June 30, 2005 the Company entered into a 50/50 Joint Exploration Agreement including an area of mutual interest encompassing nine townships of lands in the Sibbald Area (excluding the Company’s working interest lands) to further acquire, develop and explore this area.

The Company expects to expend further capital through cash on hand to develop its existing properties and acquire additional oil and gas properties to increase cash flow and to enhance reserves.

Industrial & Offshore Division

Effective February 1, 2005 the Company divested of its wholly-owned subsidiary M&M to Spectrum Sciences & Software Holdings Corp. for cash proceeds of $7,361,999.  The transaction was a sale of 100% of the common shares and 100% of the preferred shares of M&M held by the Company.  Prior to closing, the Company retracted preferred shares of M&M for CDN $1,000,000 cash and M&M assigned to the Company 100% of 10915 Newfoundland Limited, a Newfoundland and Labrador company ("10915 Newfoundland"), and 100% of 11123 Newfoundland Limited, a Newfoundland and Labrador company ("11123 Newfoundland"). Each of 10915 Newfoundland and 11123 Newfoundland owned a portion of the facilities located in Port aux Basques,

Newfoundland and Labrador. The facilities consisted of two parcels of land.  The larger of the two parcels has a 52 foot high and 104 foot high steel frame building, containing 44,000 square feet, designed for utilization as a fabrication and assembly shop (the "Fabrication Building"). The second parcel of land has a large building containing a total of 96,000 square feet including an attached two-story office section (with full basement) and a one-story office section (the "Transfer Shed"). The Company received shareholder approval for the transaction at a special meeting of shareholders held on January 26, 2005. As a result of the sale of M&M, the Industrial & Offshore Division has been treated as discontinued operations for accounting purposes. (See "Item 10.C Material Contracts" below).

Effective June 29, 2005, the Company sold its 100% interest in 10915 Newfoundland and 11123 Newfoundland for cash proceeds of $175,000.

During 2003, the Company was awarded a CDN $24 million gross fabrication contract for Husky Energy’s White Rose Offshore Oil Project through North Eastern Contractors Limited ("NECL").  NECL was formed as an equal joint venture partnership of M&M and G. J. Cahill and Company Limited. NECL utilized the Bull Arm Topsides Facilities, located at Trinity Bay Newfoundland and Labrador, to fabricate the M12- Main Electrical Room Module and the LER-Local Electrical Room Module. The Bull Arm Facility is a massive fabrication complex formerly housing the floating production storage and offloading platform for the Terra Nova Offshore Project as well as the gravity based offshore platform for the Hibernia Offshore Project.  In a letter dated June 29, 2004, M&M announced its intention to withdraw from the NECL joint venture once all business issues related to the $24 million contract are completed.

During 2004 and 2005, through its 49% interest in Liannu Limited Partnership ("Liannu"), the Company had been awarded contracts for (i) the fabrication, engineering and testing of a fuel unloading and load dispensing system; (ii) the fabrication, engineering and testing of a fire/freshwater pump house; (iii) the fabrication of concentrate storage tanks; (iv) installation of cladding of the infrastructure site for Inco’s Voisey’s Bay Nickel Project in Newfoundland and Labrador; (v) the fabrication of a package of 49 different tanks for Voisey’s Bay; (vi) the fabrication, engineering and testing of a potable water pump house; and, (vii) the fabrication, engineering and testing of the mill site fuel unloading and load dispensing system.

Investments in Marketable Securities

During the fiscal year ended June 30, 2005 the Company invested in CDN $2,394,138 (June 30, 2004 - CDN $521,039 and June 30, 2003 - CDN $176,804) in marketable securities. Some of the Company investments for the year ended June 30, 2005 have monthly distribution ranging from 6% to 10%.

Oakwell Litigation Singapore/Ontario

In March 1997, Oakwell, a Singapore corporation and the APSEB executed two identical PPA’s, providing for Oakwell and/or its sponsors to build, own and operate two identical 100  MW BMPPs, fueled by furnace oil (total 200 MW net capacity) and sell electricity to APSEB on a take-or-pay basis for 15 years.  In June 1997, the Company and Oakwell formed an 87.5%/12.5% joint venture and incorporated an Indian company, EOPL (now known as KEOPL), to implement the provisions of the PPA’s.  Disputes rose between the Company and Oakwell and a Settlement Agreement was reached in December 1998 under which Oakwell sold the Company all of Oakwell's interest in the PPA’s and in EOPL.

In July 2002, Oakwell claimed the Company was in breach of the Settlement Agreement and in August 2002, the Company was named as a defendant in the High Court of Singapore, in the matter of Oakwell vs. the Company.  On October 16, 2003 the High Court of Singapore ordered the Company to pay Oakwell US $5,657,000 (approximately CDN $6,933,219 at June 30, 2005) plus costs (the "Judgment"). On November 13, 2003 the Company appealed the Judgment to the Court of Appeal of the Republic of Singapore. That Court, which is the final Court of Appeal for Singapore, dismissed the appeal on April 27, 2004.

On June 21, 2004, Oakwell filed an Application with the Superior Court seeking to enforce the Judgment in Ontario. On August 30, 2004, the Company filed an Application with the Superior Court for a declaration that the Judgment is not enforceable in the Province of Ontario. The hearing of the Applications was held December 6-9, 2004. On June 27, 2005 the Superior Court judge rendered his decision that the Judgment was enforceable in Ontario with costs and on August 2, 2005 the Superior Court issued the formal Order.

On July 13, 2005, the Company filed a Notice of Appeal of the August 2, 2005 Order of the Superior Court with the Court of Appeal for the Province of Ontario.  The Company anticipates the hearing of the Appeal to be held in early 2006 and the decision of the Court of Appeal to be rendered by the end of 2006.

On January 12, 2005, Oakwell filed an Execution Petition before the Hon’ble High Court of Delhi, India against the Company for enforcement of the Judgment and an application for interim relief seeking attachment of the Company’s 11,848,200 KEOPL Shares, 100% of the shares of the Company’s wholly-owned subsidiary EPS Karnataka which owns 97% of EIPCL.  EIPCL has a PPA secured by a cash deposit in the amount of INR 10,000,000 (approximately CDN $281,700 at June 30, 2005) with the Karnataka State Electricity Board.

On September 9, 2005 the Hon’ble High Court of Delhi, India adjourned Oakwell’s Execution Petition to attach the Company’s KEOPL Shares, EPS Karnataka shares and EIPCL but ordered that if the Company receives any payments from the sale of it’s KEOPL Shares, then the proceeds shall be deposited in the Company’s account held in a Public Sector Bank in India or invested only in Government of India securities until the disposal of Oakwell’s Execution Petition. The Execution Petition is ongoing and the hearing has been adjourned to February 3, 2006 (See "Item 5 - Operating and Financial Review and Prospects - Critical Accounting Estimates" and "Item 8A7 - Litigation" below).

The KEOPL Project

As of June 30, 2005, the Company owns 11,848,200 common shares (approximately 3.96% at March 31, 2005) with a par value of INR 10 each of KEOPL(formerly known as EOPL) (the "KEOPL Shares"),  a company incorporated in India that is developing a power project in Andhra Pradesh, India.

In 1999, under the terms of an agreement with the VBC, and in furtherance of the participation of VBC in the Project, EOPL changed its name to KEOPL. The initial 1999 agreement with VBC was revised on August 10, 2000 (the "Revised VBC Agreement"). Under the Revised VBC Agreement certain prior Company expenditures related to the development of the Project were capitalized at CDN $6.6 million and KEOPL issued equity to the Company in the form of common shares and preference shares with an aggregate value of approximately CDN $6.6 million for such capitalized expenditures.

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

Pursuant to an Arbitration Agreement between the Company and VBC, the parent company of KEOPL, an Arbitration Award was passed on October 11, 2003 by Hon’ble Arbitral Tribunal, India (the "Award or Decree") requiring as follows (i) VBC transfer an additional 500,000 equity shares in KEOPL to the Company, and (ii) VBC to buy the original KEOPL Shares for INR 113,482,000 (approximately CDN $3.2 million at June 30, 2005) on or before the earlier of: (a) 60 days after the first disbursal of funds on financial closure for the KEOPL Project, and, (b) in any event no later than March 31, 2004.  Further, the Company may, upon written notice to VBC, require that VBC purchase, and VBC is then required to buy, an additional 500,000 equity shares of KEOPL at a par value of INR 5,000,000 (approximately CDN $140,850 at June 30, 2005) on or before the same dates.  If VBC does not buy the 11,348,200 KEOPL Shares before March 31, 2004 then VBC is liable to pay the Company interest at 12% per annum on the value of the unredeemed shares from March 31, 2004 to the date of actual payment thereof.

On February 28, 2004 the Company provided written notice to effect the purchase by VBC of the 11,348,200 KEOPL Shares held by the Company.

VBC raised a dispute regarding the purchase of the KEOPL Shares and on June 24, 2004 the Company filed an Execution Petition against VBC in the Court of the Chief Judge, City Civil Court, Hyderabad, India ("City Civil Court") to enforce the Award. The Execution Petition is ongoing and the hearing has been adjourned until October 21, 2005.

On November 30, 2004 the Company also filed a Company Petition against VBC in the High Court of Judicature of Andhra Pradesh, India (the "High Court") to pass an order for the winding up of VBC under the provisions of the Companies Act, 1956 (India). On April 29, 2005 the High Court passed an Order for the winding up of VBC and awarded the Company costs of the Petition.

VBC appealed before the Division Bench in the High Court of Andhra Pradesh, India to set aside the Order of the High Court dated April 29, 2005. On June 8, 2005 the Division Bench of the High Court of Andhra Pradesh, India passed an Order granting VBC an interim stay of publication of the winding up of VBC only subject to the condition of VBC depositing one-third (1/3rd) amount of the Decree passed in pursuance of the Award along with the interest earned on the principal amount to the credit of Execution Petition on the file of Chief Judge, City Civil Court, Hyderabad, India on or before July 30, 2005. On September 6, 2005 the High Court passed a further Order extending the date for deposit of one-third (1/3rd) amount of the Decree to September 30, 2005.

On August 1, 2005, the Company filed a Special Leave Petition in the Supreme Court of India seeking special leave to appeal the Order of the Division Bench in the High Court of Andhra Pradesh, India dated June 8, 2005.  The hearing has been set for October 3, 2005. (See "Item 5 - Operating and Financial Review and Prospects - Critical Accounting Estimates" and "Item 8A7 - Litigation" below).

The Karnataka Project

The Company, through its wholly owned subsidiary EPS Karnataka, a company incorporated in the province of Ontario, owns 96,997 issued common shares (approximately 97%) in EIPCL a non-operating company incorporated in India.

On April 22, 1999, the Karnataka Power Transmission Corporation Limited (formerly the Karnataka Electricity Board) of the State of Karnataka, India ("KPTCL") executed a power purchase agreement with EIPCL. Under the Power Purchase Agreement ("PPA"), EIPCL would develop, procure, finance, construct, own, operate and maintain a power generation facility and sell electric energy generated therefrom to KPTCL, and KPTCL would purchase 85% of such electric energy from the project for the entire term of the power purchase agreement (the "Karnataka Project").

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

Effective May 10, 2001 the Karnataka Project was given the approval by the Karnataka State Government to be converted to a coal fueled land based power project. The power purchase agreement has yet to be amended and there are deficiencies in the State Government's performance, including among other requirements, the provision of payment guarantees for the Karnataka project. Accordingly, the Company invoked the provisions within the PPA and commenced Arbitration proceedings. On August 11, 2003 the Company, through EIPCL, filed a Statement of Claim against KPTCL for repudiatory breach of the power purchase agreement and claimed damages in the amount of US $3,835,232. On August 5, 2004 the Company suspended arbitration in favour of a mutually acceptable resolution being negotiated between EIPCL and KPTCL and the Government of Karnataka ("GOK"), which is still outstanding (See "Item 8A-7 - Financial Information - Litigation" below).

ITEM 4.B.

BUSINESS OVERVIEW

Effective February 1, 2005 the Company disposed of its interest in M&M and discontinued the operations of its Industrial & Offshore Division.  As a result of the disposition, the Company’s continuing operations presented are exploration and development, production and investment in oil and gas. (See "Item 10.C - "Material Contracts" below).  The Company’s producing properties and properties to which the Company has an interest are located in Alberta, British Columbia and Ontario, Canada

For the three fiscal years ended June 30, 2005, June 30, 2004 and June 30, 2003, the total gross revenue derived from the sale of oil, natural gas and natural gas liquids before deduction of royalties was as follows:

Fiscal Year	Total (CDN $)
2005	$946,665
2004	$765,941
2003	$673,573

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns.  Wet weather and spring thaw make the ground unstable and municipalities and provincial transportation departments enforce road bans that may restrict the level of activity.  Seasonal factors and unexpected weather patterns may lead to declines in production activity and increased consumer demand or changes in supply during certain months of the year may influence the commodity prices (See "Item 5.D - Trend Information" below).

There is an existing and available market for the oil and gas produced from the Company’s properties. The Company sells its oil and natural gas production to integrated oil and gas companies and marketing agencies. Sales prices are generally set at market prices available in Canada and/or the United States. The Company has no delivery commitments for its oil or gas production. However, the prices obtained for production are subject to market fluctuations, which are affected by many factors, including supply and demand. Numerous factors beyond our control, which could affect pricing include:

•

the level of consumer product demand;

•

weather conditions;

•

domestic and foreign governmental regulations;

•

the price and availability of alternative fuels;

•

political conditions;

•

the foreign supply of oil and gas;

•

the price of foreign imports; and

•

overall economic conditions.

The Company does not have a reliance on raw materials, as it operates in an extractive industry.

The Company does not have a reliance on any significant patents or licenses.

The oil and gas business is highly competitive in every phase.   Many of the Company’s competitors have greater financial and technical resources, established multi-national operations, secured land rights and licenses, which the Company may not have.  As a result, the Company may be prevented from participating in drilling and acquisition programs (See "Item 3.D. - Key Information - Risk Factors" above).

Governmental Regulation/Environmental Issues

The Company’s oil and gas operations are subject to various Canadian governmental regulations. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds, reports concerning operations, the spacing of wells, and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. The production, handling, storage, transportation and disposal of oil and gas, by-products thereof, and other substances and materials produced or used in connection with oil and gas operations are also subject to regulation under federal, state, provincial and local laws and regulations relating primarily to the protection of human health and the environment. To date, expenditures related to complying with these laws, and for remediation of existing environmental contamination, have not been significant in relation to the results of operations of our company. The requirements imposed by such laws and regulations are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. These regulations may adversely affect our operations and cost of doing business. It is likely that these laws and regulations will become more stringent in the future (See "Item 3 - Key Information - Risk Factors" above).

ITEM 4.C.

ORGANIZATIONAL STRUCTURE

The Company’s oil and gas properties are located in the Provinces of Alberta, British Columbia and Ontario, Canada.

The Company, through its wholly owned subsidiary EPS Karnataka Power Corp., a company incorporated in the province of Ontario, owns 96,997 issued common shares (approximately 97% at June 30, 2005) at a stated value of INR 10 per share, of EIPCL, a company incorporated in India.

The Company owns 11,848,200 issued common shares (approximately 3.96% at March 31, 2005), at a stated value of INR 10 per share, of KEOPL, a company incorporated in India.

ITEM 4.D.

PROPERTY, PLANT AND EQUIPMENT

The Company's executive offices are rented and as of the date of this Annual Report are located at 2 Adelaide Street West, Suite 301, Toronto, Ontario, Canada.

The discussion under this Item is in accordance with the Securities and Exchange Commission rules for extractive enterprises, and may contain "forward-looking statements" "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act") (See "Part I - Forward Looking Statement" above). The table below is a glossary of terms and abbreviations that may be used in this Item.

GLOSSARY OF TERMS

Natural Gas
	Mcf	1,000 cubic feet

MMcf	1,000,000 cubic feet
Mcf/d	1,000 cubic feet per day
Bcf	1,000,000,000 cubic feet
Oil and Natural Gas Liquids
Bbl	Barrel
Mbbls	1,000 barrels
Boe(1)	Barrels of oil equivalent (using a conversion ratio of 6 Mcf to 1 bbl of oil)
Mboe	1,000 boe
Mmboe	1,000,000 boe
Bpd	Barrels per day
Boepd	Barrels of oil equivalent per day
Bopd	Barrels of oil per day
NGLs	Natural gas liquids

(1) Disclosure provided herein in respect of Boes may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

TO CONVERT
From	To	Multiply By
Mcf	cubic meters	28.317
Meters	cubic feet	35.494
Bbls	cubic meters	0.159
Cubic meters	Bbls	6.292
Feet	Meters	0.305
Meters	Feet	3.281
Miles	Kilometers	1.609
Kilometers	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

Estimated Reserves of Crude Oil, Natural Gas and Natural Gas Liquids

The process of evaluating reserves is inherently complex.  It requires significant judgments and decisions based on available geological, geophysical, engineering and economics data.  These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs changes.  The reserve estimates contained herein are based on current production forecasts, prices and economic conditions.  These factors and assumptions include among others (i) historical production in the area compared with production rates from analogous producing areas; (ii) initial production rates, (iii) production decline rates, (iv) ultimate recovery of reserves; (v) success of future development activities; (vi) marketability of production, (vii) effects of government regulation; and (viii) other government levies imposed over the life of the reserves.

As circumstances change and additional data becomes available, reserves estimates also change.  Estimates are reviewed and revised, either upward or downward, as warranted by the new information.  Revisions are often required for changes in well performance, prices, economic conditions and governmental restrictions.  Revisions to reserve estimates can arise from changes in year-end prices, reservoir performance and geological conditions or production.  These revisions can be either positive or negative (See "Item 3.D. - Key Information - Risk Factors" above).

As a Canadian issuer, we are required under Canadian law to comply with National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" (NI 51-101) issued by the Canadian Securities Administrators, in all of our reserves related disclosures. NI 51-101 was effective September 30, 2003 and applies to financial years ended on or after December 31, 2003. NI 51-101 mandates significant changes in the way reporting issuers are required to determine and publicly disclose information relating to oil and gas reserves. Under NI 51-101, proved reserves is an estimate, the premise of which means there must be at least a ninety percent probability that actual quantities of crude oil and natural gas proved reserves recovered will equal or exceed the estimated proved reserves.

The purpose of NI 51-101 is to enhance the quality, consistency, timeliness and comparability of crude oil and natural gas activities by reporting issuers and elevate reserves reporting to a higher level of confidence and accountability. In the United States, registrants, including foreign private issuers like us, are required to disclose proved reserves using the standards contained in the United States Securities and Exchange Commission ("SEC") Regulation S-X. However, under certain circumstances, applicable U.S. law permits us to comply with our own country’s law if the requirements vary. We believe that the standards for determining proved reserves under NI 51-101 meet those set forth under U.S. law and thus we have presented our proved reserves under NI 51-101 only.

The crude oil and natural gas industry commonly applies a conversion factor to production and estimated proved reserve volumes of natural gas in order to determine an "all commodity equivalency" referred to as barrels of oil equivalent ("boe"). The conversion factor we have applied in this Report is the current convention used by many oil and gas companies, where six thousand cubic feet ("mcf") is equal to one barrel ("bbl"). A boe is based on an energy equivalency conversion method primarily applicable at the burner tip. It may not represent equivalency at the wellhead and may be misleading if used in isolation.

The estimate of our proved reserves on a constant-pricing basis, and their associated net present values, have been based on the June 30, 2005 actual posted commodity prices on as determined by our independent engineering evaluators, Sproule Associates Limited ("Sproule"), a member of the Association of Professional Engineers Geologists and Geophysicists of Alberta, Canada. Appropriate adjustments have been made to account for quality and transportation, to the constant natural gas prices, and to the constant natural gas by-products prices to reflect historical prices received for each area.  The table below sets out the constant prices and the exchange rate used.

Oil:	Edmonton Par	69.87 $/stb
Natural Gas:	Alberta AECO-C	7.00 $/mcf
Natural Gas by-Products:	Propane	40.95 $/bbl
	Butanes	46.45 $/bbl
	Pentanes Plus	65.95 $/bbl
	Sulphur	40.00 $/lt
Exchange Rate:		0.816 $US/$CDN

Proved Reserves: The following table reflects estimates of the Company's proved reserves as at June 30, 2005, 2004 and 2003 as reported by Sproule stated in CDN dollars.   All of the Company's oil and gas reserves are located in Canada. The following table represents the Company's net interest in its reserves (after crown royalties, freehold royalties and overriding royalties and interests owned by others).  Estimated cash flow figures before income tax are net of all royalties, operating and capital costs and discounted at 10% to the Net Present Value ("NPV"). NPV figures are based on constant prices.

	2005		2004		2003
	Mmcf	NPV @ 10% (CDN $)	Mmcf	NPV @ 10% (CDN $)	Mmcf	NPV @ 10% (CDN $)
Gas Reserves (Mmcf) Proved Developed Producing Proved Undeveloped Total	440 440	1,520,000 1,520,000	937 215 1,151	2,175,000 660,000 2,835,000	484 250 734	1,828,000 1,317,000 3,145,000

Natural Gas Liquids (Mbbl) Proved Developed Producing Proved Undeveloped Total	7.9 - 7.9	n/a (2) - n/a (2)	5.5 .8 6.3	n/a (2) n/a (2) n/a (2)	13.3 1.0 14.3	n/a (5) n/a (5) n/a (5)
Oil Reserves (Mbbl) Proved Developed Proved developed nonproducing Total	14.9 - 14.9	481,000 - 481,000	1.6 16.1 17.7	32,000 295,000 327,000	14.4 - 14.4	167,000 nil 167,000
Alberta Royalty Tax Credit Proved Developed Proved Undeveloped Total	- - -	94,000 - 94,000	- - -	134,000 54,000 188,000	- - -	- - -
	Mboe		Mboe		Mboe
Mbbl Equivalent (4) Proved Developed Proved Undeveloped Total	96.1 - 96.1	2,095,000 0 2,095,000	163.2 52.6 215.8	2,341,000 1,008,000 3,349,000	108.5 42.2 151.1	1,995,000 1,317,000 3,312,000

(1) Cash flows from the estimated proved reserves are discounted at 10% to the Net Present Value ("NPV").

(2) Discounted cash flows from natural gas liquids were included in natural gas discounted cash flows.

(3) Discounted cash flows from solutions gas were included with oil discounted cash flows.

(4) Gas was converted to bbls is at ratio of six mcf equals one bbl.

(5) Discounted cash flows from natural gas liquids was included with natural gas discounted cash flows.

(6) NPV figures are based on Constant Price forecasts.

Producing Wells:  The following table sets forth the number of gross wells producing hydrocarbons during the fiscal periods ending June 30, 2005, 2004 and 2003.  A gross well is a well in which the Company owns an interest.  The percentage of net wells represents the fractional interest the Company owns in a gross well.

	2005		2004		2003
	Gross	Net (%)	Gross	Net (%)	Gross	Net (%)
Gas	8	19.18	10	39.22	8	30.52
Oil	3	42.94	4	42.13	5	18.87

The following table sets out the Company’s net share of production, average sales prices, average royalties and average net back per unit of production for the twelve month period end June 30, 2005, 2004 and 2003.

for the Twelve Month Period Ended June 30,
	2005	2004	2003

Average Daily Production
Natural gas (mcf per day)	239	214	203
Natural gas liquids (bbls per day)	10	7	5
Crude oil (bbls per day)	11	5	7
Total (boe per day)	60	48	47
Average Commodity Prices
Natural gas ($/mcf)	$ 6.86	$ 6.65	$ 6.15
Natural gas liquids ($/bbl)	$ 39.34	$ 29.16	$ 34.03
Crude oil ($/bbl)	$ 55.46	$ 37.61	$ 40.17
Total ($/boe)	$ 43.37	$ 38.16	$ 39.43
Royalties
Natural gas ($/mcf)	$ 1.52	$ 1.04	$ 0.91
Natural gas liquids ($/bbl)	$ 11.39	$ 6.24	$ 5.04
Crude oil ($/bbl)	$ 7.68	$ 4.61	$ 5.95
Total royalties ($/boe)	$ 9.22	$ 6.09	$ 5.49
Production costs
Natural gas ($/mcf)	$ 2.94	$ 2.93	$ 2.71
Natural gas liquids ($/bbl)	$ 6.84	$ 15.24	$ 15.00
Crude oil ($/bbl)	$ 31.20	$ 12.31	$ 17.70
Total production costs ($/boe)	$ 18.32	$ 16.72	$ 16.34
Netback by Product
Natural gas ($/mcf)	$ 2.40	$ 2.68	$ 2.53
Natural gas liquids ($/bbl)	$ 21.11	$ 7.68	$ 13.99
Crude oil ($/bbl)	$ 16.58	$ 20.69	$ 16.52
Netback ($/boe)	$ 15.83	$ 15.35	$ 17.60

Acreage. The following table sets forth the developed and undeveloped acreage of the projects in which the Company holds an interest, on a gross and a net basis as of June 30, 2005, 2004 and 2003. The developed acreage is stated on the basis of spacing units designated by provincial authorities and on the basis of 160 acre spacing unit for oil production and 640 acre spacing unit for gas production in Alberta and 50 acre spacing unit for deep Ordovician and Cambridge-age targets in Ontario and based on the technical aspects of any discovery.  As of the date of this Annual Report, the Company’s acreage is located in Ontario and Alberta.

Leasehold Acreage
	2005	2004(1)	2003(1)
Total Leasehold Acreage Gross Acres Net Acres	21,040 7,229	24,880 7,921	543,579 136,449
Developed Acreage Gross Acres Net Acres	12,720 3,688	12,080 3,638	8,122 2,210
Undeveloped Acreage Gross Acres Net Acres	8,320 3,541	12,800 4,283	535,457 134,239

Note (1): In 2001 the Company acquired a 25% interest in 525,857 gross acres (131,464 net) located in Prince Edward Island, Canada, under permit for all hydrocarbons. The operator has claimed the Company’s interest in the permits under circumstances that are disputed by the Company.

Drilling Activity.  As of June 30, 2005, 2004 and 2003 the Company completed the following drilling. A gross well is a well in which an interest is owned. The number of net wells represents the sum of a fractional interest the Company owns in gross wells.

Number of wells drilled	2005		2004		2003
Development wells	Gross	Net (%)	Gross	Net (%)	Gross	Net (%)
Producing					1	30.00
Standing*	1	33.33			1	12.50
Exploratory wells
Producing					0	0
Abandoned			1	24.00	0	0
Standing *			1	24.00	0	0
* Standing wells are pending further evaluation or tie in and pipeline facilities.

Present Activities

Farrow Area, Alberta: The Company’s has a 100% working interest in 320 net acres located in Township 19 Range 24 W4M. In November 2004 the Company repaired a seized bottom hole pump and placed the oil well back on production in November 2004. For the fiscal year ended June 30, 2005 this well accounted for approximately 13% of the Company’s overall production.   In addition, the Company has a 33.33% interest in 640 gross acres (213 net acres) and during the year participated in drilling a natural gas exploratory well at 10-35-19-24 W4M to the Foremost formation. The well is currently standing pending further evaluation.

Buick Creek Area, North East British Columbia: The Company entered into a Farmout and Participation Agreement effective May 16, 2005 to acquire a working interest in a British Columbia Crown Drilling License (the "License"). The License is located in 094-A-15/E and F consisting of 28 spacing units (approximately 4,895 gross acres). As consideration the Company paid $250,000 and subsequent to year end, drilled a natural gas development well (C-011-E/94-A-15) to the Doig formation and paid 75% of the costs to earn a 75% working interest in the well and 16 spacing units from base Baldonnel to base Artex-Halfway-Doig. The Company, as operator, drilled a natural gas exploratory well (B-064-E/94-A-15) to the Baldonnel formation and paid 75% of the costs to earn a 75% working interest in the well and 12 spacing units from surface to base Baldonnel.

On this License, the Company participated in drilling two more 25% working interest exploratory gas wells (D-019-F/94-A-15 and B-046-E/94-A-15) and earned a 25% working interest in 16 spacing units from surface to base Baldonnel. All of the four wells have been drilled and cased and are pending completion, production testing and potential tie in. These multi formation lands are prospective for natural gas in the Notikewan, Bluesky and Gething formations and for oil in the Halfway formation. The Company anticipates further exploration and development on these lands pending results from the first four wells.

Sibbald Area, Alberta: The Company has a working interest in 5,760 gross acres (3,848 net acres) located in Townships 28 and 29, Range 2 W4M.  For the fiscal year ended June 30, 2005, the Company’s Sibbald wells accounted for approximately 24% of the Company’s overall production.  During the year 640 gross acres (400 net acres) expired and the Company is undertaking the abandonment of the 12-29-28-2 W4M well. Subsequent to the fiscal year ended June 30, 2005 the Company entered into a 50/50 Joint Exploration Agreement including an area of mutual interest encompassing nine townships of lands in the Sibbald Area (excluding the Company’s working interest lands) to further acquire, develop and explore this area.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of EnerNorth Industries Inc. ("EnerNorth" or the "Company") should be read in conjunction with the Company’s Audited Consolidated Financial Statements for the fiscal years ended June 30, 2005, 2004 and 2003 and notes thereto. Unless otherwise indicated, the following discussion is based on Canadian dollars and presented in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").

Certain measures in this discussion and analysis do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles such as netback and other production figures and therefore are considered non-GAAP measures. Therefore these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this management discussion and analysis in order to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations.

OVERVIEW

The Company is a corporation amalgamated under the laws of the Province of Ontario and is provincially registered in the Provinces of Alberta, British Columbia and Newfoundland. The Company’s primary activities are investment in, exploration and development and production of oil and gas.

Effective February 1, 2005 the Company divested of its interest in M&M Engineering Limited ("M&M") for cash proceeds of $7,361,999. The transaction was a sale of 100% of the common shares and 100% of the preferred shares of M&M held by the Company. Prior to closing, the Company retracted preferred shares of M&M for Cdn $1,000,000 cash and M&M assigned to the Company 100% of 10915 Newfoundland Limited, a Newfoundland and Labrador company ("10915 Newfoundland"), and 100% of 11123 Newfoundland Limited, a Newfoundland and Labrador company ("11123 Newfoundland"). Each of 10915 Newfoundland and 11123 Newfoundland owned a portion of the facilities located in Port aux Basques, Newfoundland and Labrador. The facilities consisted of two parcels of land.  The larger of the two parcels has a 52 foot high and 104 foot high steel frame building, containing 44,000 square feet, designed for utilization as a fabrication and assembly shop (the "Fabrication Building"). The second parcel of land has a large building containing a total of 96,000 square feet including an attached two-story office section (with full basement) and a one-story office section (the "Transfer Shed"). The Company received shareholder approval for the transaction at a special meeting of shareholders held on January 26, 2005. For the purpose of financial presentation, the operations of M&M and its subsidiaries have been accounted for as discontinued operations.

Effective June 29, 2005 the Company sold its 100% interest in 10915 Newfoundland and 11123 Newfoundland for cash proceeds of $175,000.

The audited consolidated financial results for the twelve month periods ending June 30, 2005, 2004 and 2003 include the accounts of the Company as well as an investment in KEOPL a company incorporated in India that is developing a power project in Andhra Pradesh, India, and investments in marketable securities. The Company through its wholly-owned subsidiary EPS Karnataka an Ontario corporation, holds 97% of EIPCL an Indian corporation that is carried at Nil on the balance sheet and consolidated statement of operations of the Company. Management has evaluated the effect that EIPCL accounts would have on the audited consolidated financial statements of the Company at June 30, 2005 and June 30, 2004 and concluded that such amounts would be insignificant under GAAP.

The Company’s oil and gas operations are located in Alberta, British Columbia and Ontario, Canada.  The Company’s financial results are influenced by its business environment. Risks include, but are not limited to: crude oil and natural gas prices; cost to find, develop, produce and deliver crude oil and natural gas; demand for and ability to deliver natural gas; government regulations and cost of capital.

The consolidated financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.

The Company’s ability to continue as a going concern is dependent upon the enforceability of the Oakwell Claim (See Note 21 of the Company’s Audited Consolidated Financial Statements). If the application of the Judgment becomes enforceable in Canada then there would be a material and adverse impact on the Company’s financial condition. The Company’s consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue in the normal course of operations. If the "going concern" assumption is not appropriate for these consolidated financial statements then adjustments may be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

RISKS AND UNCERTAINTIES

The Company’s producing wells are subject to normal levels of decline and unavoidable changes in operating conditions in facilities operated by third parties. The Company’s production revenue is subject to commodity price fluctuations over which the Company has no control.  Some of the business risks could include:

•

volatility in market prices for oil and natural gas;

•

reliance on third party operators;

•

ability to find or produce commercial quantities of oil and natural gas;

•

liabilities inherent in oil and natural gas operations;

•

dilution of interests in oil and natural gas properties;

•

uncertainties associated with estimating oil and natural gas reserves;

•

 new prospects and exploration activities may have inherent risks;

•

competition for, among other things, financings, acquisitions of reserves, undeveloped lands and skilled personnel; and

•

governmental regulation and environmental legislation.

(See “Item 3.D Rick Factors – Risk Factors Relating to Oil and Gas Exploration, Development and Production” above).

OVERALL PERFORMANCE

The Company’s overall performance for the twelve months ended June 30, 2005 can be highlighted by an increase of 25% in total average production volume to 60 boe/d compared to 48 boe/d for the twelve month period in 2004.  As a result, gross revenues increased by 24% to $946,655 for the twelve month period ending June 30, 2005 versus $765,941 for the twelve month period ending June 30, 2004.

Effective February 1, 2005 the Company divested of its interest in M&M. For the purpose of financial presentation, the operations of M&M and its subsidiaries have been accounted for as discontinued operations. As a result the Company incurred a gain on disposition of the operating segment of $1,717,646. During the year ended June 30, 2005 the Company had earnings associated with the operating segment of $317,351 versus $1,627,664 for the previous twelve month period.

Net loss from continuing operations decreased 43% to $2,197,746 for the twelve month period ending June 30, 2005 versus a net loss from continuing operations of $3,845,606 for the twelve month period ending June 30, 2004. Earnings were hindered by litigation expense and accruals related to the Oakwell claim over the past three fiscal years. During the current fiscal year, the Company incurred $982,912 in litigation expenses while the Company also accrued 712,349 related to the Oakwell Claim. During the previous fiscal year, the Company incurred $889,614 of litigations expenses and accrued $2,015,681 related to the Oakwell Claim. (See "Critical Accounting Estimates - Oakwell Claim" below).

Select Financial Information

EnerNorth Industries Inc.
Presented Pursuant to Canadian Generally Accepted Accounting Principles
(Canadian $, Except Per Share Data)  (Audited)

	As of and for the Twelve Month Period Ended June 30,
	2005(1)(2)	2004(1)(2)	2003(1)(2)
FINANCIAL INFORMATION:
Oil and gas revenue	$ 946,655	$ 765,941	$ 673,573
Less: royalties	201,172	106,485	93,824
Net revenue	745,483	659,456	579,749

Net loss from operations before discontinued operations	(2,197,746)	(3,845,606)	(8,466,322)
Income and gain on disposition of discontinued operations (2)	2,034,997	1,627,664	418,846
Net loss for the year	(162,749)	(2,217,942)	(8,047,476)
Net loss from continuing operations per share	$(0.54)	$(0.95)	$(2.22)
Net loss per share	$(0.04)	$(0.55)	$(2.11)
Total assets	15,708,656	23,262,596	28,834,961
Total financial liabilities	8,632,418	16,097,577	17,581,355
OPERATIONS:
Average Daily Production
Natural gas (mcf per day)	239	214	203
Natural gas liquids (bbls per day)	10	7	5
Crude oil (bbls per day)	11	5	7
Total (boe per day)	60	48	47
Average Commodity Prices
Natural gas ($/mcf)	$ 6.86	$ 6.65	$ 6.15
Natural gas liquids ($/bbl)	$ 39.34	$ 29.16	$ 34.03
Crude oil ($/bbl)	$ 55.46	$ 37.61	$ 40.17
Total ($/boe)	$ 43.37	$ 38.16	$ 39.43
Royalties
Natural gas ($/mcf)	$ 1.52	$ 1.04	$ 0.91
Natural gas liquids ($/bbl)	$ 11.39	$ 6.24	$ 5.04
Crude oil ($/bbl)	$ 7.68	$ 4.61	$ 5.95
Total royalties ($/boe)	$ 9.22	$ 6.09	$ 5.49
Production costs
Natural gas ($/mcf)	$ 2.94	$ 2.93	$ 2.71
Natural gas liquids ($/bbl)	$ 6.84	$ 15.24	$ 15.00
Crude oil ($/bbl)	$ 31.20	$ 12.31	$ 17.70
Total production costs ($/boe)	$ 18.32	$ 16.72	$ 16.34
Netback by Product
Natural gas ($/mcf)	$ 2.40	$ 2.68	$ 2.53
Natural gas liquids ($/bbl)	$ 21.11	$ 7.68	$ 13.99
Crude oil ($/bbl)	$ 16.58	$ 20.69	$ 16.52
Netback ($/boe)	$ 15.83	$ 15.35	$ 17.60

(1)   Selected Financial Data should be read in conjunction with the discussion below and "Critical Accounting Principles and Critical Accounting Estimates" below.

(2)   During fiscal 2005 the Company sold its interests in M&M Engineering Limited ("M&M"). As a result the Industrial & Offshore Division has been treated as discontinued operations for accounting purposes, and prior years' statements of operations have been restated.

ITEM 5.A

OPERATING RESULTS

Fiscal 2005 versus Fiscal 2004 and Fiscal 2004 versus Fiscal 2003

Production Volumes. For the twelve month period ending June 30, 2005 average production volumes increased 25% to 60 boe/d compared to 48 boe/d for the same twelve month period in 2004.  Overall increases were due to new production sources from the Company’s Farrow, Sibbald and Olds-Davey properties located in Alberta Canada.

For the twelve month period ending June 30, 2005 average gas production increased 12% to 239 mcf/d compared to 214 mcf/d for the same twelve month period in 2004.  Increased gas production was due to additions from the Company’s Sibbald and Olds-Davey properties, Alberta.

For the twelve month period ending June 30, 2005 average natural gas liquids production increased 43% to 10 bbls/d compared to 7 bbls/d for the same twelve month period in 2004.

For the twelve month period ending June 30, 2005 average oil production increased 120% to 11 bbls/d compared to 5 bbls/d for the same twelve month period in 2004. Increased oil production was due to additions from the Company’s Farrow and Sibbald properties, Alberta.

For the twelve months ending June 30, 2004 average production volumes increased 2% to 48 boe/d compared to 47 boe/d for the same twelve month period in 2003.  Overall production of gas and natural gas liquids were up during fiscal 2004 due to new production from the Cherhill and Caroline properties. The Company had production decreases in oil production in fiscal 2004 resulting from the temporary shut in of a well in the Farrow area and the abandonment of an oil well in Ontario.

For the twelve month period ending June 30, 2004 average gas production increased 5% to 214 mcf/d compared to 203 mcf/d for the same twelve month period in 2003.  Increased gas production was primarily due to additions from the Company’s Olds-Davey and Sibbald properties, Alberta.

For the twelve month period ending June 30, 2004 average natural gas liquids production increased 40% to 7 bbls/d compared to 5 bbls/d for the same twelve month period in 2003.

For the twelve month period ending June 30, 2004 average oil production decreased 29% to 5 bbls/d compared to 7 bbls/d for the same twelve month period in 2003. Decreased oil production was primarily due to natural declines.

Commodity Prices. During the twelve month period ending June 30, 2005, commodity prices increased by 14% to an average of $43.37 per boe compared to $38.16 per boe for the twelve month period in 2004. These price increases reflect the general price increase in the respective commodities in the market.

Average gas prices per mcf increased by 3% to $6.86 during the twelve month period ending June 30, 2005 compared to $6.65 per mcf for the twelve month period ending June 30, 2004.

Average natural gas liquids prices per barrel increased by 35% to $39.34 during the twelve month period ending June 30, 2005 compared to $29.16 per barrel for the twelve month period ending June 30, 2004.

Average oil prices per barrel increased by 47% to $55.46 during the twelve month period ending June 30, 2005 compared to $37.61 per barrel for the twelve month period ending June 30, 2004.

During the twelve month period ending June 30, 2004, commodity prices decreased by 3% to an average of $38.16 per boe compared to $39.43 per boe for the twelve month period in 2003. These price decreases reflect the general price increase in the respective commodities in the market.

Average gas prices per mcf increased by 8% to $6.65 during the twelve month period ending June 30, 2004 compared to $6.15 per mcf for the twelve month period ending June 30, 2003.

Average prices for natural gas liquids per barrel decreased by 14% to $29.16 during the twelve month period ending June 30, 2004 compared to $34.03 per barrel for the twelve month period ending June 30, 2003.

Average oil prices per barrel decreased by 6% to $37.61 during the twelve month period ending June 30, 2004 compared to $40.17 per barrel for the twelve month period ending June 30, 2003.

Gross oil and gas revenue. The Company's gross oil and gas revenue of $946,655 for the twelve month period ending June 30, 2005 increased by 24% from $765,941 for the comparative twelve month period ending June 30, 2004. Revenue growth was driven by both production increases and increases in commodity prices. Production increases stemmed primarily from re-completed wells in the Sibbald area, commencement of production from previously drilled gas wells in the Olds-Davey area and the remedial work completed on an oil well in the Farrow area.

The Company's gross oil and gas revenue of $765,941 for the twelve month period ending June 30, 2004 increased by 14% from $673,573 for the comparative twelve month period ending June 30, 2003. Revenue growth was primarily driven by production increases realized primarily from the Company’s Olds-Davey and Cherhill properties. These increases were partially offset by decreased oil production from the Company’s Farrow property.

Royalties. Royalties increased by 89% to $201,172 for the twelve month period ending June 30, 2005 compared to $106,485 for the twelve month period ended June 30, 2004. Increased royalties were a result of increased production volumes primarily from the Company’s Farrow, Olds-Davey and Sibbald properties along with increased commodity prices. Royalties increased by 51% to $9.22 per boe compared to $6.09 per boe in 2004.

Royalties increased by 13% to $106,485 for the twelve month period ending June 30, 2004 compared to $93,824 for the twelve month period ended June 30, 2003. Increased royalties were a result of increased production volumes. During the year royalties increased by 11% to $6.09 compared to $5.49 during the comparable period in 2003.

Net Revenue. The Company’s net revenues for the twelve month period ending June 30, 2005 increased by 13% to $745,483 compared to $659,456 for the comparative twelve month period ending June 30, 2004.

The Company’s net revenues for the twelve month period ending June 30, 2004 increased by 14% to $659,456 compared to $579,749 for the comparative twelve month period ending June 30, 2003.

Operating and transportation. Operating and transportation costs were $399,795 for the twelve month period ending June 30, 2005, 37% higher than operating and transportation costs of $292,275 during the comparable twelve month period in 2004. Higher production expenses were a result of increased production volumes and increased operations primarily on the Company’s Sibbald, Olds/Davey and Farrow, Alberta properties. During the year production cost per boe increased by 10% to $18.32 per boe compared to $16.72 per boe during 2004.

Operating and transportation costs were $292,275 for the twelve month period ending June 30, 2004, 5% higher than operating and transportation costs of $279,189 during the comparable twelve month period in 2003. Higher production expenses were a result of increased production volumes and increased production costs per boe. During the year production cost per boe increased by 2% to $16.72 per boe from $16.34 per boe during 2003.

Depletion and Accretion. For the twelve month period ending June 30, 2005, depletion and accretion expense was $691,539, 51% higher compared to $458,230 for the twelve month period in 2004.  The increased depletion and accretion was a result of higher production volumes and a higher value of properties in the depletion pool.

For the twelve month period ending June 30, 2004, depletion and accretion expense was $458,230, 10% higher compared to $416,937 for the twelve month period in 2003.  The increased depletion and accretion was a result of higher production volumes.

Administrative Expenses. Administrative expenses of $2,221,343 for the twelve month period ending June 30, 2005 were 16% higher than administrative expenses of $1,921,385 the previous year. The primary component of administrative expenses for the twelve month period ending June 30, 2005 was related to litigation expenses of $982,912 versus $889,614 for the previous 12 month period ending June 30, 2004. The Company also accrued an expense of $149,109 for stock option expense during the current fiscal year.

Administrative expenses of $1,921,385 for the twelve month period ending June 30, 2004 were 5% lower than administrative expenses of $2,023,237 the previous year. The primary component of administrative expenses for the twelve month period ending June 30, 2004 was related to litigation expenses of $889,614 versus $1.2 million for the previous twelve month period ending June 30, 2003.

Foreign Exchange. For the twelve month period ending June 30, 2005 the gain on foreign exchange was $539,836 compared to a foreign exchange loss of $24,070 for the twelve month period in 2004. The foreign exchange gain during fiscal 2005 related to appreciation in the Canadian dollar relating to the Oakwell Claim. This gain was partially offset by a foreign exchange loss relating to Company’s investment in KEOPL.

For the twelve month period ending June 30, 2004 the loss on foreign exchange was $24,070 compared to a foreign exchange loss of $122,440 for the twelve month period in 2003. The foreign exchange loss during fiscal 2004 related to depreciation in the Canadian dollar relating to the Company’s investment in KEOPL. This loss was partially offset by foreign exchange gains from the Oakwell Claim.  During fiscal 2003 the foreign exchange loss related primarily to depreciation in the balance of funds held in cash (See Critical Accounting Estimates - Oakwell Claim and Valuation of the Company's Investment in KEOPL, below).

Interest income. For the twelve months ending June 30, 2005 interest income was $305,836, 63% higher compared to $187,440 for the comparable twelve month period in 2004.  The increase in interest income was related to interest payments received on the Company’s KEOPL investment as well as interest on cash held in short maturity investments.

For the twelve months ending June 30, 2004 interest income was $187,440, 114% higher compared to $87,634 for the comparable twelve month period in 2003.  The increase in interest income was related to interest payments received on the Company’s KEOPL investment as well as interest on cash held in short maturity investments.

Gain on sale of inactive capital asset. Gain on sale of inactive capital asset represents the net proceeds on the properties located in Port aux Basques Newfoundland. Effective June 29, 2005 the Company sold these properties to a third party for cash proceeds of $175,000.

Cash distributions from marketable securities. At June 30, 2005 the Company holds a portfolio of marketable securities which contains a portion of oil and gas related trust units. These trust units have a fixed yield distribution to owners of the units. From March, 2005 to June 30, 2005, the Company has earned $49,916 on cash distributions from the trust units.

Current and Future Income Taxes. During the twelve month period ended June 30, 2005 a net future income tax charge of Nil was recognized compared to a net future income tax charge of Nil for the twelve month period ended June 30, 2004. During the current and previous year a future tax recovery was absorbed by an increase in the valuation allowance. During fiscal 2005 and 2004, the statutory tax rate for the Company was 36%.

During the twelve month period ended June 30, 2004 a net future income tax charge of Nil was recognized compared to a net future income tax charge of $490,578 for the twelve month period ended June 30, 2003. During fiscal 2004 and fiscal 2003 a future tax recovery was absorbed by an increase in the valuation allowance however during fiscal

2003 an income tax asset related to the Company’s oil and gas assets was reserved for 100% resulting in a provision of $490,578. During fiscal 2004 the statutory tax rate for the Company was 36%. During fiscal 2003 the statutory tax rate for the Company was 38%.

Net loss from continuing operations.  Net loss from continuing operations decreased 43% to $2,197,746 for the twelve month period ended June 30, 2005 compared to a net loss of $3,845,606 for the twelve month period ending June 30, 2004. Net loss from continuing operations was significantly higher in the previous year due to a $2,015,681 provision for the Oakwell Claim.

Net loss from continuing operations decreased 55% to $3,845,606 for the twelve month period ended June 30, 2004 compared to a net loss of $8,466,322 for the twelve month period ending June 30, 2003. Net loss from continuing operations were significantly higher in the previous year due to a $5,900,000 provision for the Oakwell Claim in 2003 versus a $2,015,681 provision for the Oakwell Claim during 2004 (See Critical Accounting Estimates - Oakwell Claim, below).

Net income from discontinued operations. Net income from discontinued operations resulted from the Company’s disposition of its Industrial & Offshore Division which was sold February 1, 2005. Net income from discontinued operations decreased 81% to $317,351 for the twelve month period ended June 30, 2005 compared to $1,627,664 for the twelve month period ended June 30, 2004. On disposition of the operations of the Industrial & Offshore Division the Company recorded a gain of $1,717,646.

Net income from discontinued operations resulted from the Company’s disposition of its Industrial & Offshore Division which was sold February 1, 2005. Net income from discontinued operations increased 289% to $1,627,664 for the twelve month period ended June 30, 2004 compared to $418,846 for the twelve month period ended June 30, 2003.

Net loss.  As a result of the above factors the net loss was $162,749 for the twelve month period ending June 30, 2005 compared to a loss of $2,217,942 for the comparable twelve month period ending June 30, 2004.

As a result of the above factors the net loss was $2,217,942 for the twelve month period ending June 30, 2004 compared to a loss of $8,047,476 for the comparable twelve month period ending June 30, 2003.

Net loss from continuing operations per share and net loss per share. Net loss from continuing operations per share for the twelve month period ending June 30, 2005 decreased by 43% to $0.54 per share from $0.95 per share for the same twelve month period 2004. Net loss per share for the twelve month period ending June 30, 2005 decreased 93% to $0.04 per share compared to a net loss of $0.55 per share for the same twelve month period 2004. Fully diluted loss per share and fully diluted loss per share from continuing operations are not presented as they are antidilutive.

Net loss from continuing operations per share for the twelve month period ending June 30, 2004 decreased by 57% to $0.95 per share from $2.22 per share for the same twelve month period in 2003. Net loss per share for the twelve month period ending June 30, 2004 decreased 74% to $0.55 per share compared to a net loss of $2.11 share for the same twelve month period 2003 Fully diluted loss per share and fully diluted loss per share from continuing operations are not presented as they are antidilutive.

Capital Expenditures.  Capital expenditures totaled $1,001,743 for the twelve months of fiscal 2005 compared to $1,740,154 for the twelve months of fiscal 2004. During twelve month period ending June 30, 2005 the Company’s primary expenditures related to acquisition costs of $279,765 for the Buick Creek lands, British Columbia, drilling and completion costs of approximately $85,242 for the Doe Property, Alberta, $273,969 in tie-ins at Olds/Davey, Alberta, and $73,360 in re-completions in the Sibbald area of Alberta.

Capital expenditures totaled $1,740,154 for the twelve months of fiscal 2004 compared to $354,625 twelve months of fiscal 2003. During twelve month period ending June 30, 2004 the Company’s primary expenditures related to drilling and completion costs of approximately $885,895 for the Doe Property, $147,148 drilling and completion in Farrow and $176,656 for the re-comletion in Sibbald.

SUMMARY OF QUARTERLY RESULTS

Unaudited
	Fiscal 2005				Fiscal 2004
	June 30/05	Mar. 31/05	Dec. 31/04	Sept. 30/04	June 30/04	Mar. 31/04	Dec. 31/03	Sept. 30/03

Financial Information:
Net oil and gas revenue	$ 149,274	$ 206,044	$ 226,755	$ 163,410	$ 294,439	$ 107,111	$ 125,668	$ 132,238

Loss from continuing
operations	$ (741,216)	$ (771,886)	$ (470,909)	$ (213,735)	$ 17,429	$ (1,340,132)	$ (2,252,480)	$ (270,423)
Net income (loss)	$ (891,216)	$ 1,188,123	$ (548,854)	$ 89,198	$ 724,369	$ (1,760,423)	$ (1,356,962)	$ 175,074

Loss from continuing
operations per share	$ (0.18)	$ (0.19)	$ (0.12)	$ (0.05)	$ 0.00	$ (0.33)	$ (0.55)	$ (0.07)
Net income (loss) per share	$ (0.22)	$ 0.29	$ (0.14)	$ 0.02	$ 0.18	$ (0.43)	$ (0.33)	$ 0.04
Fully diluted net income
(loss) per share	$ (0.22)	$ 0.26	$ (0.14)	$ 0.02	$ 0.00	$ (0.43)	$ (0.33)	$ 0.04

Operating Information:
Average Daily Production
Natural gas (mcf per day)	270	233	342	171	369	126	161	212
Natural gas liquids (bbls per day)	10	14	8	5	9	8	7	6
Crude oil (bbls per day)	13	14	16	1	3	2	8	5
Total (boe per day)	40	66	81	62	74	31	42	46

Average Commodity Prices
Natural gas ($/mcf)	$ 7.41	$ 7.97	$ 5.98	$ 6.07	$ 6.05	$ 8.02	$ 7.53	$ 6.24
Natural gas liquids ($/bbl)	$ 41.81	$ 32.67	$ 32.14	$ 37.95	$ 22.76	$ 30.78	$ 31.13	$ 31.85
Crude oil ($/bbl)	$ 65.76	$ 52.71	$ 42.19	$ 55.91	$ 33.02	$ 40.68	$ 33.30	$ 40.36
Total ($/boe)	$ 48.15	$ 45.68	$ 36.77	$ 37.29	$ 33.97	$ 43.29	$ 40.48	$ 38.18

Royalties
Natural gas ($/mcf)	$ 1.69	$ 1.18	$ 1.48	$ 1.77	$ 0.72	$ 1.46	$ 1.51	$ 1.00
Natural gas liquids ($/bbl)	$ 9.48	$ 10.03	$ 11.23	$ 19.83	$ 3.95	$ 5.78	$ 7.94	$ 8.38
Crude oil ($/bbl)	$ 8.55	$ 9.07	$ 6.07	$ 4.92	$ 1.85	$ 2.13	$ 5.30	$ 6.61
Total royalties ($/boe)	$ 9.75	$ 8.07	$ 8.58	$ 11.72	$ 4.14	$ 7.50	$ 8.16	$ 6.36

Production costs
Natural gas ($/mcf)	$ 2.80	$ 1.60	$ 4.27	$ 2.77	$ 2.54	$ 3.35	$ 3.58	$ 2.87
Natural gas liquids ($/bbl)	$ 7.28	$ 5.86	$ 5.71	$ 10.94	$ 15.37	$ 14.08	$ 15.35	$ 16.36
Crude oil ($/bbl)	$ 37.00	$ 21.12	$ 34.03	$ 35.82	$ 13.11	$ 13.41	$ 10.99	$ 13.41
Total production costs ($/boe)	$ 19.24	$ 10.99	$ 24.93	$ 16.52	$ 15.18	$ 18.10	$ 18.42	$ 16.70

Netback by Product
Natural gas ($/mcf)	$ 2.92	$ 5.19	$ 0.23	$ 1.53	$ 2.79	$ 3.21	$ 2.44	$ 2.37
Natural gas liquids ($/bbl)	$ 25.05	$ 16.78	$ 15.20	$ 7.18	$ 3.44	$ 10.92	$ 7.84	$ 7.11
Crude oil ($/bbl)	$ 20.21	$ 22.52	$ 2.09	$ 15.17	$ 18.06	$ 25.14	$ 17.01	$ 20.34
Netback ($/boe)	$ 19.16	$ 26.62	$ 3.26	$ 9.05	$ 14.65	$ 17.69	$ 13.90	$ 15.12

Net revenues from the Company’s oil and gas operations have generally increased over the past eight quarters due to general increases in production rates and commodity prices (See "Item 5.D - Trend Information" below). Earnings have tended to recede during the winter months of both fiscal 2005 and 2004 and during the first and second quarter of fiscal 2005 due to increased litigation expenditures related to the Oakwell Claim and the accrual of the Singapore Judgments.  These expenditures and accruals were tied to the timing of court hearings and decisions and do not represent a normal business trend.

Fourth Quarter FISCAL 2005

During the fourth quarter ended June 30, 2005 the Company’s net revenue was $149,274 versus $294,439 recorded in the fourth quarter ending June 30, 2004.

During the fourth quarter ended June 30, 2005 the Company disposed of its interests in 10915 Newfoundland Limited and 11123 Newfoundland Limited for cash proceeds of $175,000. Both of 10915 Newfoundland Limited and 11123 Newfoundland Limited were inactive and their only assets were holdings in two properties located in Newfoundland and Labrador.

ITEM 5.B.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as of June 30, 2005 was $5,286,315 compared to $600,313 at June 30, 2004. During the twelve month period ending June 30, 2005 the Company’s cash flows used from operating activities from continuing operations was $1,342,888 versus funds used from operating activities of $1,871,961 during the previous year.

Many of the changes in balance sheet accounts are represented by the disposal of the Company’s Industrial & Offshore Division. These items have been reclassified as cash provided by discontinued operations. During the twelve month period ending June 30, 2005 the Company had net cash provided by discontinued operations of $5,968,814 versus cash used of $1,181,034 by the discontinued operations during the previous fiscal year. During the twelve month period ending June 30, 2005 the Company had proceeds of $8,111,989 on the disposal of M&M Engineering and used $2,375,728 from investing activities of discontinued operations. During the previous year the Company used $592,727 on discontinued operations. During the twelve month period ending June 30, 2005 the Company used $2,981,618 on financing activities of discontinued operations versus $54,910 for the previous year.

The Company also expended $1,001,743 on development of oil and gas properties during the twelve month period ended June 30, 2005 versus $1,740,154 during the previous twelve month period ending June 30, 2004. As exhibited in select financial information above production has increased to 60 boe/d for the 12 month period ending June 30, 2005 as a result of the capital expenditures from 48 boe/d for the same period in fiscal 2004. The Company also invested $1,863,324 in marketable securities during the twelve month period ending June 30, 2005 versus $327,765 in the previous period.

The Company has the resources to meet its present working capital requirements with the exception of the Oakwell Claim. (See "Item 8.A.7 - Litigation - Oakwell" below)

The Company's primary sources of liquidity and capital resources historically have been cash flows from the operations of oil and gas operations, the issuance of share capital, advances from shareholders and cash flows from discontinued operations. During fiscal 2000 and 2001 the Company recovered part of its investment in KEOPL.  During fiscal 2005, it is expected that primary sources of liquidity and capital resources will be derived from the oil and gas operations and a further recovery in connection with an arbitration award (See "Item 5.G - Safe Harbour - Critical Accounting Estimates - Valuation of the Company’s Investment in KEOPL" below).

With respect to specific estimates that could have a material affect on future operations and cash flows (See "Item 5.G - Safe Harbour - Critical Accounting Estimates - Oakwell Claim and the Valuation of the Company's Investment in KEOPL" below).

Outlook and Prospective Capital Requirements.

Effective February 1, 2005 the Company divested of its interest in M&M for cash proceeds of $7,361,999.  The Company retracted preferred shares of M&M for Cdn $1,000,000 cash.  The Company also sold its interest in 10915 Newfoundland Limited and 11123 Newfoundland Limited for cash proceeds of $175,000.

The Company’s oil and gas operations have steadily increased since its inception in 2001. At present, the Company intends to apply significant cash to further develop its oil and gas properties. As part of the Company's oil and gas exploration and development program, management of the Company anticipates further expenditures to expand its existing portfolio of proved and probable oil and gas reserves. Amounts expended on future oil and gas exploration and development is dependent on the nature of future opportunities evaluated by the Company. These expenditures could be funded through cash held by the Company or through cash flow from operations. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. With respect to other potential expenditures of the Company see "Critical Accounting Estimates - Oakwell Claim" below.

The Company's long-term profitability will depend upon its ability to successfully implement its business plan. Also, if the Company is not successful in defending the enforceability of the Oakwell Claim in Canada, there will be a material and adverse impact on the Company’s financial position and operations may be curtailed.

The Company expects to apply cash of approximately $600,000 on the completion of 4 wells in the Buick Area of British Columbia and anticipates future additional capital expenditures to tie these wells on to production.

ITEM 5.C.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Not applicable.

ITEM 5.D.

TREND INFORMATION

Seasonality. The Company's Oil & Gas Division is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company's oil and gas properties is the primary determinant for the volume of sales during the year.

There are a number of trends that have been developing in the oil and gas industry during the past several years that appear to be shaping the near future of the business. The first trend is the volatility of commodity prices. Natural gas is a commodity influenced by factors within North America. The continued tight supply demand balance for natural gas is causing significant elasticity in pricing. Despite record drilling activity, a strong economy, weather, fuel switching and demand for electrical generation there still exists a tight supply causing prices to remain high.

Crude oil is influenced by the world economy and OPEC's ability to adjust supply to world demand. Recently crude oil prices have been kept high by political events causing disruptions in the supply of oil, and concern over potential supply disruptions triggered by unrest in the Middle East.

Political events trigger large fluctuations in price levels. The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

A second trend within the Canadian oil and gas industry is recent growth in the number of private and small junior oil and gas companies starting up business. These companies often have experienced management teams from previous industry organizations that have disappeared as a part of the ongoing industry consolidation. Many are able to raise capital and recruit well qualified personnel.

A third trend currently affecting the oil and gas industry is the impact on capital markets caused by investor uncertainty in the North American economy. The capital market volatility in Canada has also been affected by uncertainties surrounding the economic impact that the Kyoto Protocol will have on the sector. Generally during the past year, the economic recovery combined with increased commodity prices has caused an increase in new equity financings in the oil and gas industry. The Company must compete with the numerous new companies and their new management teams and development plans in its access to capital. The competitive nature of the oil and gas industry will cause opportunities for equity financings to be selective. Some companies will have to rely on internally generated funds to conduct their exploration and developmental programs.

ITEM 5.E.

OFF-BALANCE SHEET ARRANGEMENTS

Not Applicable.

ITEM 5.F.

TABABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Below is a listing of contractual commitments for future payments for the company by fiscal year to 2010:

Schedule of Contractual Obligations
June 30, 2005
	Less than 1 year	1-3 years	3- 5 years	more than 5 years

Operating leases	$6,078	$1,013	$0	$0
Other	$0	$0	$0	$0
	$6,078	$1,013	$0	$0

ITEM 5.G.

                       SAFE HARBOR

This Annual Report includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include conclusions of pre-feasibility and feasibility studies, estimates of future production, capital and operating costs, market prices of resources and our products and services and other known and unknown risks. These and other factors and uncertainties may cause material differences from future results as expressed or implied by these forward looking statements. These risks, uncertainties and other factors include but are not limited to the risks involved in our businesses.

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

Critical Accounting Policies and Estimates and Newly Adopted Accounting Policies

The Company's significant accounting policies, estimates and changes to accounting policies are also described in the Notes to the audited Consolidated Financial Statements for the fiscal years ended June 30, 2005, 2004, 2003 (See Item 19 - Exhibits below). It is increasingly important to understand that the application of generally accepted accounting principles involves certain assumptions, judgments and estimates that affect reported amounts of assets, liabilities, revenues and expenses. The application of principles can cause varying results from company to company.

The most significant accounting policies that impact the Company relate to oil and gas accounting and reserve estimates, future income tax assets and liabilities, and stock based compensation.

The most significant accounting estimates that impact the Company and its subsidiaries relate to the Oakwell Claim and the valuation of the Company's investment in KEOPL.

During fiscal 2005 the Company adopted the recommendations of the new CICA Handbook Section 3870, stock-based compensation and other stock-based payments. The only new accounting policy that was adopted by the Company during the 2004 fiscal year was a new accounting policy guideline for oil and gas accounting according to the new Canadian Institute of Chartered Accountants ("CICA") Handbook guideline ACG-16.

Critical Accounting Policies

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

In applying the full cost method, under Canadian GAAP, the Company performs a ceiling test which restricts the capitalized costs less accumulated depletion and amortization from exceeding an amount equal to the estimated fair market value undiscounted value of future net revenues from proved and probable oil and gas reserves, as determined by independent engineers, based on sales prices achievable under forecast prices existing contracts and posted average reference prices in effect at the end of the year and forecast current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes. For calculating the fair value the company utilizes a 5% discount factor.

In comparison, in applying the full cost method under US GAAP, the Company performs a ceiling test based on the same calculations used for Canadian GAAP except the Company is required to discount future net revenues at 10% as opposed to utilizing the fair market value. Also, probable reserves are excluded.

Future Income Tax Assets and Liabilities. The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying amounts and their respective income tax bases (temporary differences). Management regularly reviews its tax assets for recoverability and establishes a valuation allowance based on (i) historical taxable income; (ii) projected future taxable income; and (iii) the accounting treatment reflected in Note 11 of the Company’s Audited Consolidated Financial Statements. As of June 30, 2005 the Company had $6,944,172 of non-capital losses, Cumulative Canadian oil and gas property expenses of $7,778,236 and capital losses of $10,449,015.

Stock based compensation. The Company has established a stock option plan (the "Plan") for directors, officers, employees, consultants and service providers During 2005, the Company adopted the recommendations of the new CICA Handbook Section 3870, stock-based compensation and other stock-based payments.  The primary difference between this new accounting policy and the former policy is that the company calculates the fair value of stock options issued to directors and employees. The Company has chosen to adopt the recommendation prospectively.

As a result of adopting the new accounting policy the Company records compensation expense on all stock options granted. The fair value is recorded at their fair value at date of issuance and the amount is estimated using the Black-Scholes Option Pricing Model.   During fiscal 2005 the Company recorded $149,109 of compensation expense related to the issuance of stock options.

Critical Accounting Estimates

Oakwell Claim.

In March 1997, Oakwell and the APSEB executed two identical PPA’s, providing for Oakwell and/or its sponsors to build, own and operate two identical 100 MW net capacity diesel generator BMPPs, fueled by furnace oil (total 200 MW net capacity) and sell electricity to APSEB on a take-or-pay basis for 15 years.  In June 1997, the Company and Oakwell formed an 87.5%/12.5% joint venture and incorporated an Indian company, EOPL (now known as KEOPL), to implement the provisions of the PPA’s.  Disputes rose between the Company and Oakwell and a Settlement Agreement was reached in December 1998 under which Oakwell sold the Company all of Oakwell's interest in the PPA’s and in EOPL.

In July 2002, Oakwell claimed the Company was in breach of the Settlement Agreement and in August 2002, the Company was named as a defendant in the High Court of Singapore, in the matter of Oakwell vs. the Company.  On October 16, 2003 the High Court of Singapore ordered the Company to pay Oakwell US $5,657,000 (approximately CDN $6,933,219 at June 30, 2005) plus costs (the "Judgment"). On November 13, 2003 the Company appealed the Judgment to the Court of Appeal of the Republic of Singapore. That Court, which is the final Court of Appeal for Singapore, dismissed the appeal on April 27, 2004.

On June 21, 2004, Oakwell filed an Application with the Superior Court seeking to enforce the Judgment in Ontario. On August 30, 2004, the Company filed an Application with the Superior Court for a declaration that the Judgment is not enforceable in the Province of Ontario. The hearing of the Applications was held December 6-9, 2004. On June 27, 2005 the Superior Court judge rendered his decision that the Judgment was enforceable in Ontario with costs and on August 2, 2005 the Superior Court issued the formal Order.

On July 13, 2005, the Company filed a Notice of Appeal of the August 2, 2005 Order of the Superior Court with the Court of Appeal for the Province of Ontario.  The Company anticipates the hearing of the Appeal to be held in early 2006 and the decision of the Court of Appeal to be rendered by the end of 2006.

On January 12, 2005, Oakwell filed an Execution Petition before the Hon’ble High Court of Delhi, India against the Company for enforcement of the Judgment and an application for interim relief seeking attachment of the Company’s

11,848,200 KEOPL Shares, 100% of the shares of the Company’s wholly-owned subsidiary EPS Karnataka which owns 97% of EIPCL.  EIPCL has a PPA secured by a cash deposit in the amount of INR 10,000,000 (approximately CDN $281,700 at June 30, 2005) with the Karnataka State Electricity Board.

On September 9, 2005 the Hon’ble High Court of Delhi, India adjourned Oakwell’s Execution Petition to attach the Company’s KEOPL Shares, EPS Karnataka shares and EIPCL but ordered that if the Company receives any payments from the sale of it’s KEOPL Shares, then the proceeds shall be deposited in the Company’s account held in a Public Sector Bank in India or invested only in Government of India securities until the disposal of Oakwell’s Execution Petition. The Execution Petition is ongoing and the hearing has been adjourned to February 3, 2006.

In the event that Oakwell is successful in India in attaching the Company’s KEOPL Shares, EPS Karnataka shares and EIPCL the Company may not enjoy any potential future gains resulting from its investment in EIPCL, which has been accounted for as discontinued operations.

A provision of CDN $7,956,346 at June 30, 2005 has been made to the Company’s financial statements in relation to the Judgment.

If the Judgment is ultimately enforced in Canada, the Company’s financial condition would be materially and adversely affected.  (See "Item 8A7 - Litigation" below).

The following sensitivity analysis measures the affect on future cash flows and profitability given a 10% increase or decrease in exchange rates. The sensitivity also measures the affect on future cash flows and profitability given future court rulings result in full settlement, a 50% settlement and an outright declaration that the Singapore judgment is unenforceable in Canada.

Sensitivity Analysis of Oakwell Claim	Valuation	Affect on Net Income - increase (decrease)	Effect on Future Cash Flow - future payment
Base case - Full payment of balance sheet estimate	$ 7,956,349	$ -	$ (7,956,349)

10% appreciation in Canadian currency	$ 7,160,714	$ 795,635	$ (7,160,714)

10% depreciation in Canadian currency	$ 8,751,984	$ (795,635)	$ (8,751,984)

Settlement for 50% of value with Oakwell	$ 3,978,175	$ 3,978,175	$ (3,978,175)

Oakwell Claim found unenforceable	$ -	$ 7,956,349	$ -

Assuming the full amount is payable and foreign currency rates remain stable then future net income would not be affected whereas future net cash of $7,956,349 would be paid. Assuming a 10% appreciation in the Canadian currency then future net income would increase by $795,635 and the future cash outlay would be $7,160,714. Assuming 10% depreciation in the Canadian currency then future net income would decrease by $795,635 and the future cash outlay would be $8,751,984. Assuming the Company is able to settle with Oakwell for 50% of the amount accrued at the year ending June 30, 2005 then future net income would increase by $3,978,175 and the future cash outlay would be $3,978,175 and finally assuming the Oakwell Claim is unenforceable in Canada then the affect on future net income would be an increase of $7,956,349 and there will be no future outlay of cash resources.

HB Capital contingent liability.  A statement of claim has been filed in the Supreme Court of Newfoundland and Labrador, Trial Division, Suit # 1998 St. J. No. 3233 against the Company by a former financial adviser alleging breach of contract. The plaintiff has claimed for special damages in the amount of approximately $230,000 (US $184,197) and a success fee equal to 1% of the gross debt/equity financing of the Andhra Pradesh project less up to 20% of any corporate contributions to the project by the Company or its affiliates. Management believes that the claim is without merit and has filed a counter claim. No correspondence or activity has occurred since 2000 and management believes that the plaintiff has abandoned the litigation. No provision has been made in the Company’s audited Consolidated Financial Statements for this claim.

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

Valuation of the Company's Investment in KEOPL. As of June 30, 2005 the Company owns 11,848,200 KEOPL Shares formerly known as EOPL.  Pursuant to an Arbitration Agreement between the Company and VBC, the parent company of KEOPL, an Arbitration Award was passed on October 11, 2003 by Hon’ble Arbitral Tribunal, India (the "Award or Decree") requiring as follows (i) VBC transfer an additional 500,000 equity shares in KEOPL to the Company, and (ii) VBC to buy the original KEOPL Shares for INR 113,482,000 (approximately CDN $3.2 million at June 30, 2005) on or before the earlier of: (a) 60 days after the first disbursal of funds on financial closure for the KEOPL Project, and, (b) in any event no later than March 31, 2004.  Further, the Company may, upon written notice to VBC, require that VBC purchase, and VBC is then required to buy, an additional 500,000 equity shares of KEOPL at a par value of INR 5,000,000 (approximately CDN $140,850 at June 30, 2005) on or before the same dates.  If VBC does not buy the 11,348,200 KEOPL Shares before March 31, 2004 then VBC is liable to pay the Company interest at 12% per annum on the value of the unredeemed shares from March 31, 2004 to the date of actual payment thereof.

On February 28, 2004 the Company provided written notice to effect the purchase by VBC of the 11,348,200 KEOPL Shares held by the Company.

VBC raised a dispute regarding the purchase of the KEOPL Shares and on June 24, 2004 the Company filed an Execution Petition against VBC in the Court of the Chief Judge, City Civil Court, Hyderabad, India ("City Civil Court") to enforce the Award. The Execution Petition is ongoing and the hearing has been adjourned until October 21, 2005.

On November 30, 2004 the Company also filed a Company Petition against VBC in the High Court of Judicature of Andhra Pradesh, India (the "High Court") to pass an order for the winding up of VBC under the provisions of the Companies Act, 1956 (India). On April 29, 2005 the High Court passed an Order for the winding up of VBC and awarded the Company costs of the Petition.

VBC appealed before the Division Bench in the High Court of Andhra Pradesh, India to set aside the Order of the High Court dated April 29, 2005. On June 8, 2005 the Division Bench of the High Court of Andhra Pradesh, India passed an Order granting VBC an interim stay of publication of the winding up of VBC only subject to the condition of VBC depositing one-third (1/3rd) amount of the Decree passed in pursuance of the Award along with the interest earned on the principal amount to the credit of Execution Petition on the file of Chief Judge, City Civil Court, Hyderabad, India on or before July 30, 2005. On September 6, 2005 the High Court passed a further Order extending the date for deposit of one-third (1/3rd) amount of the Decree to September 30, 2005.

On August 1, 2005, the Company filed a Special Leave Petition in the Supreme Court of India seeking special leave to appeal the Order of the Division Bench in the High Court of Andhra Pradesh, India dated June 8, 2005.  The hearing has been set for October 3, 2005.

On September 20, 2004 and November 17, 2004 the Company received interest payments from VBC net of India tax for the period March 31, 2004 to June 30, 2004 and July 1, 2004 to September 30, 2004 in the amount of CDN $84,142 (US $62,800) and CDN $76,366 (US $63,990) respectively.

The investment in KEOPL is recorded at expected net recoverable amount of CDN $3,281,950 at June 30, 2005. Management of the Company assessed the amount recoverable based on (i) the par value of the shares, (ii) an assessment of VBC's ability to pay, (iii) financial closure of the KEOPL project, (iv) the provisions of the Arbitration Award, (v) the pending legal proceedings, and (vi) the likelihood and timing of payment. The actual recoverable amount is dependent upon future events including foreign exchange fluctuations and could differ materially from the amount estimated by management. (See "Item 8.A.7 - Litigation" below).

KEOPL Sensitivity Analysis: The following sensitivity measures the affect on future cash flows and profitability given a 10% increase or decrease in exchange rates. The sensitivity also measures the affect on future cash flows and profitability given that the future amount recovered from VBC results in a full recovery, a 50% settlement, and no recovery on the investment (Please note that if there is no recovery on the investment then the Company will continue to hold the underlying shares in KEOPL which represent an approximate 3% interest in a 459 mega watt power project).

Sensitivity Analysis of KEOPL Investment	Valuation	Affect on Net Income - increase (decrease)	Effect on Future Cash Flow - future payment
Base case - Full recovery of balance sheet estimate	$ 3,281,950	$ -	$ 3,281,950

10% appreciation in Canadian currency	$ 3,034,213	$ (247,737)	$ 3,034,213

10% depreciation in Canadian currency	$ 3,281,950	$ -	$ 3,281,950

50% recovery from VBC	$ 1,668,817	$(1,668,817)	$ 1,668,817

Unable to collect from VBC	(2)	(2)	(2)

(1)

Assuming the base Canadian/ Indian Rs. Exchange rate of 35.4988 as at June 30, 2005.

(2)

The underlying valuation will revert to a new base of measurement determined by the underlying value of KEOPL. A projected affect on net income is indeterminable.

Assuming the full amount is recoverable and foreign currency rates remain stable then future net income will not be affected whereas future net cash of $3,281,950 would be received. Assuming a 10% appreciation in the Canadian currency then future net income will decrease by $247,737 and the future cash received would be $3,034,213. Assuming 10% depreciation in the Canadian currency, the future net income would be nil however the future cash received would be $3,708,482. The affect on net income would be delayed until the gain was actually realized (on receipt of funds). On receipt of funds a gain of $426,532 would be realized.

Assuming VBC is able to settle with EnerNorth for 50% of the amount agreed in the Arbitration Award as valued at the year ending June 30, 2005 then future net income will decrease by $1,668,817 and the future cash received will be $1,668,817. Finally assuming the VBC does not honour the Arbitration Award then we are unable to measure the affect on net income and future cash flow as an alternative measurement basis should be applied. Such a basis may include valuing the underlying shares of KEOPL.

Newly Adopted Accounting Policies

Stock Based Compensation: During 2005, the Company adopted the recommendations of the new CICA Handbook Section 3870, stock-based compensation and other stock-based payments.  The primary difference between this new accounting policy and the former policy is that the Company calculates the fair value of stock options issued to directors and employees. The Company has chosen to adopt the recommendation prospectively.

As a result of adopting the new accounting policy the Company records compensation expense on all stock options granted. The fair value is recorded at their fair value at date of issuance and the amount is estimated using the Black-Scholes Option Pricing Model.

Oil and gas accounting: During 2004, the Company adopted the recommendations of the new CICA Handbook guideline AcG-16.  The primary difference related to this new accounting standard relates to the application of the ceiling test. Under the new standard the capitalized costs less accumulated depletion and amortization are restricted to the fair value of proved and probable reserves as opposed to the undiscounted value of proved reserves less general and administrative expenses, tax and financing costs. As a result of applying the new standards, management determined that a transitional impairment loss of $1,945,786 be recorded as at July 1, 2003.

RECENTLY ISSUED UNITED STATES ACCOUNTING STANDARDS

In December 2004, the FASB Issued SFAS No. 123R, "Share Based Payments", which addresses the issue of measuring compensation cost associated with Share Based Payment plans. This statement requires that all such plans, for public entities, be measured at fair value using an option, pricing model whereas previously certain plans could be measured using either a fair value method or an intrinsic value method.  The revision is intended to increase the consistency and comparability of financial results by only allowing one method of application.  This revised standard is effective for the first interim or annual period beginning on or after June 15, 2005 for awards granted on or after the effective date. The adoption of this statement did not have a material effect on the financial position or results of operations.

In June 2004, FASB issued an exposure draft of a proposed Statement, "Fair Value Measurements" to provide guidance on how to measure the fair value of financial and non-financial assets and liabilities when required by other authoritative accounting pronouncements. The proposed statement attempts to address concerns about the ability to develop reliable estimates of fair value and inconsistencies in fair value guidance provided by current U.S. GAAP, by creating a framework that clarifies the fair value objective and its application in GAAP. In addition, the proposal expands disclosures required about the use of fair value to re-measure assets and liabilities. The standard would be effective for financial statements issued for fiscal years beginning after June 15, 2005.  The Company is evaluating the effect of this standard on its consolidated financial statements.

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

Share Capital

As of June 30, 2005:

Authorized:

Unlimited number of Common Shares, without par value

Unlimited number of Class A Preference Shares, Series I

Unlimited number of Class A Preference Shares, Series II

Issued
(a) Common Shares

	#	Consideration
Balance, as at June 30, 2004	4,059,009	$43,339,132
Balance, as at September 2, 2005	4,059,009	$43,339,132

(b)Common share purchase warrants outstanding consist of the following:

Exercise	Expiry	2005	2004
Price	Date	#	#
US$ 1.80	December 31, 2004	-	533,332
		-	533,332

(c)Common share purchase options outstanding consist of the following:

Exercise	Expiry	2005	2004
Price	Date	#	#
US$0.75	February 28, 2010	600,000	-
Total		600,000	-

At the date of this Annual Report, 615,000 common share purchase options are outstanding.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.A.

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the names of all directors and executive officers of the Company and its subsidiaries EPS Karnataka and EIPCL as of the date of this Annual Report, with each position and office held by them in the Company and its subsidiary, and the period of service as a director or as an officer.

Name	BIRTHDATE	Position with the Company and/or its Subsidiaries	Date First Elected as Director or APPOINTED Officer of the Company
James C. Cassina	9/26/56

Chairman of the Board of Directors effective July 1, 2002.  President and Chief Executive Officer of EnerNorth from July 22, 1998 to June 30, 2002; Director of EnerNorth since 1996; Chairman of the Board of Directors of EPS Karnataka effective December 31, 2002, President of EPS Karnataka from September 30, 1998 to December 31, 2002 and Director of EPS Karnataka since September 30, 1998; Director of EIPCL since October, 1999.  Director of M&M and MMO from June 20, 2002 to February 4, 2005.

September 1996
Sandra J. Hall	5/12/64

President of EnerNorth beginning July 1, 2002.  Director of EnerNorth since 1997; Secretary of EnerNorth beginning July 22, 1998; Vice President of Corporate Affairs from October 29, 1999 to June 30, 2002; President of EPS Karnataka effective December 31, 2002, Director and Secretary-Treasurer of EPS Karnataka since September 30, 1998. Director of M&M and MMO from June 20, 2002 to February 4, 2005.

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

Mr. James C. Cassina was appointed Chairman of the Company on July 1, 2002 and served as the President and Chief Executive Officer of the Company from July 1998 to June 30, 2002 and has been a Director of the Company since September 1996.  Mr. Cassina was appointed a Director of M&M and its wholly owned subsidiary M&M Offshore Limited ("MMO") on June 20, 2002 and served until February 4, 2005. On December 31, 2002, Mr. Cassina resigned as President of EPS Karnataka and was appointed Chairman of the Board of Directors.  Mr. Cassina has been a Director of EPS Karnataka Power Limited since September 1999. Prior thereto, Mr. Cassina was a self-employed business consultant.  During the past five years, Mr. Cassina has also served as President and

principal of Core Financial Enterprises Inc., a private investment company.   Mr. Cassina is the principal and a director of Core Capital Markets Limited, a private investment company.  Mr. Cassina has been a director of EIPCL since October 1999. Mr. Cassina is an officer, director and principal of 1118836 Ontario Inc. Mr. Cassina is an officer, director and principal shareholder in Bonanza Blue Corp.  Mr. Cassina has been President and a Director of OSE Corp. since June 8, 2005 and a Director of Assure Energy, Inc. from June 30, 2005 to September 8, 2005. Mr. Cassina is a director of GeoCan Energy Inc. since September 8, 2005.

Ms. Sandra J. Hall was appointed President of the Company on July 1, 2002, and has been a Director of the Company since December 1997 and Secretary of the Company since July 1998.  From October 29, 1999 to June 30, 2002, Ms. Hall was the Company's Vice President of Corporate Affairs. Ms. Hall was appointed a Director of M&M and MMO on June 20, 2002 and served until February 4, 2005. On December 31, 2002 Ms. Hall was appointed President of EPS Karnataka Power Limited. Ms. Hall is also Secretary-Treasurer and Director of EPS Karnataka Power Limited since September 1999. From September 1996 to April 2000 Ms. Hall served as comptroller of API Electronics Group Inc.  From 1982 until September 1996, Ms. Hall was an accountant for Duguay & Ringler Corporate Services.  Ms. Hall is an officer and a director of Eugenic Corp. and 1407271 Ontario Ltd.   Ms. Hall was appointed a Director of Quarry Oil & Gas Ltd. on September 24, 2004 and served until December 17, 2004.

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

Mr. Ramesh K. Naroola has been a director of the Company since October 1999. Mr. Naroola is a self-employed consultant in banking and labor law. He was an Advisor to BHPE Kinhill Joint Venture on the Steel Authority of India Limited Environment Project, National Mineral Development Corporation Project and the Indian Railway Safety Training Project, Mechanisation of ADB Funded Coal Handling Project Paradip Port awarded to BHPE-KINHILL, 375 Km World Bank Funded Tamil Nadu Highway Project, and 'Andhra Pradesh Urban Water Supply and Sanitation Sector Strategy Study' Project. Mr. Naroola was a business advisor to Kinhill Engineers-Australia and BHP Group-Australia.  Until March 23, 1999 Mr. Naroola has served on the Board of Directors of BHP Steel India Private Ltd., BHP Minerals India Private Ltd., BHP Petroleum India Pvt. Ltd., BHPE Kinhill India Private Ltd., and Kakinada Energy Ltd. Mr. Naroola has been an Advocate of the Supreme Court of India, and is a Certified Life Associate of the Indian Institute of Bankers and a Life Member of the Labor Law Society and Indian Council of Arbitration and Indian Law Institute. Mr. Naroola is an alternate director of EIPCL, and a director of EPS Karnataka Power Limited, Asia Soft India Private Limited and IFOFI.com Infotech India Private Limited. Mr. Naroola is also serving as an Honorary Member on the Board of Governors of Indian Chapter for Democratic Convergence and as a Member of Executive Committee of Pathway Centre for Rehabilitation and Education of Mentally Retarded Children.

Mr. Ian S. Davey has been a Director of the Company since December 1997.  Mr. Davey has been President of TV Eye Entertainment Limited since 1993, President of Compleat Communications Limited since 1990, and the President of China One Communications since January 2001, and President of Hard Pass Production Incorporated since April 2004.

Mr. Milton Klyman was a director of the Company from December 1997 to September 2000.  Mr. Klyman was re-appointed a director of the Company April 2001.  Mr. Klyman is a self-employed financial consultant and has been a Chartered Accountant since 1952. Mr. Klyman is a Life Member of the Institute of Chartered Accountants of Ontario.  Mr. Klyman serves as a director on the boards of various public companies including Harte Gold Corp., and OSE Corp.

ITEM 6.B.

COMPENSATION

The Ontario Securities Act requires that the Company disclose information about the compensation paid to, or earned by, the Company's President and Chief Financial Officer and each of the other most highly compensated executive officers of the Company earning more than $150,000 in total salary and other compensation for the fiscal year ended June 30, 2005.  The only executive officers of the Company for whom disclosure is required are Messrs. Hargreaves and Meyers, and Ms. Hall (the "Named Executive Officers").  The aggregate amount of compensation (including salaries, bonuses and other compensation and the net amount realized on the exercise of stock options) paid and accrued by the Company during the fiscal year ended June 30, 2005 to all directors, senior management and administrative or supervisory personnel of the Company as a group was CDN $1,393,719 (including M&M compensation from July 1, 2004 to February 1, 2005).

Consulting Arrangements

Mr. James Cassina, a Director of the Company was awarded CDN $37,500 as compensation for services rendered during the year an behalf of the Company to Core Capital Markets Limited of which Mr. Cassina is a director and controlling shareholder.

Mr. Ramesh Naroola, a Director of the Company was awarded US $55,000 as compensation for services rendered to the Company up to June 30, 2005.

Compensation of Specified Executive Officers

The table on the next page presents, in accordance with the applicable regulations under the Ontario Securities Act (the "Regulations") all annual and long-term compensation for services rendered in any capacity to the Company for the annual periods ended June 30, 2005, 2004 and 2003 (to the extent required by the Regulations).  The Regulations require disclosure for individuals who served as the Chief Executive Officer and Chief Financial Officer of the Company or were among the most highly compensated executive officers (in terms of salary, bonus and other compensation and the net amount realized on the exercise of stock options) paid and accrued by the Company, provided that each such person's annual salary and other compensation exceeded CDN $150,000.

The Company has three Named Executives including the President and Chief Financial Officer of the Company and the President of M&M. Their compensation stated in Canadian dollars for the last three fiscal years is listed below.

	Fiscal	Annual Compensation (CDN$)		Registered Retirement Plan Employer Contribution	Securities under Options held/securities under option	Net Value Realized on Exercise of Stock Options	All Other Compensation
Name	Year	Salary	Bonus	(CDN$) (5)	(1)	(CDN$)	(CDN$)(3)
Sandra J. Hall (2)	2005 2004 2003	$110,417 $104,375 $100,000	None None None	None None None	165,000 Nil Nil	Nil Nil Nil	$18,097 $22,147 $9,888
Scott T. Hargreaves	2005 2004 2003	$110,417 $107,500 $100,000	None None None	None None None	145,000 Nil Nil	Nil Nil Nil	$379 $37,096 $1,312
David R. Myers(4)	2005 2004 2003	$81,333 $135,146 $125,570	48,000 None None	$7,332 $10,570 $10,570	Nil Nil Nil	Nil Nil Nil	$3,561 $7,956 $7,574

____________________

1	All options for Common Stock were granted pursuant to the 1996 Stock Option Plan amended December 2002.
(2)

Effective July 1, 2002 Ms. Hall was appointed President to fill the vacancy left by the resignation of Mr. Cassina.  For purposes of this disclosure, Ms. Hall performs the role of a Chief Executive Officer.

(3)	Includes amounts for auto allowance, professional dues, memberships, vacation pay and directors fees.
(4)	The Company divested of its interest in M&M effective February 1, 2005 and accordingly the amounts shown for Mr. Myers, President of M&M are from July 1, 2004 to February 1, 2005
(5)	This figure represents employer contributions to Registered Retirement Savings Plans made by M&M.

Compensation to Directors

Effective September 1, 2004 the board of directors’ adopted a fee structure.  Under the terms of the fee structure each director is entitled to receive an annual retainer of CDN $5,000 payable quarterly.  In addition, the directors are paid a fee of CDN $250 per meeting of the board or committee of the board attended.  The directors of the Company are also entitled to reimbursement for out-of-pocket expenses for attendance at meetings of the board of directors and any committees of the board of directors.  The Chairs of the committees of the board of directors are to be paid an annual retainer of CDN $2,500 payable quarterly.  During the fiscal year ended June 30, 2005, the Board of Directors met nine (9) times, the Audit Committee met six (6) times; the Compensation Committee met once, the Corporate Governance Committee met once and the Petroleum and Natural Gas Committee met once during.  For their services in their capacity as directors, an aggregate of CDN $44,416.67 was paid during fiscal 2005.

Long-Term Incentive Plan Awards

The Company did not have a long-term incentive plan during the fiscal year ended June 30, 2005.

Share Options Granted

On March 1, 2005 the Company granted 590,000 stock options to directors and 2,500 stock options to an employee (1,250 options vested on September 1, 2005 and 1,250 options vesting on March 1, 2006) all options exercisable at $0.75 expiring February 28, 1010.

The following table summarizes the share options of the Company granted to all Company executive officers and directors during the fiscal year ended June 30, 2005.

Name	Securities Under Options Granted (#)	Percentage of Total Options Granted to Officers and Directors in Financial Year 2005	Exercise Price (US $)	Market Value of Securities (US $) Underlying Options on the Date of Grant	Expiration Date
James C. Cassina	145,000	25%	$0.75	$0.68	February 28, 2010
Sandra J. Hall	165,000	29%	$0.75	$0.68	February 28, 2010
Scott T. Hargreaves	145,000	25%	$0.75	$0.68	February 28, 2010
Ramesh K. Naroola	75,000	13%	$0.75	$0.68	February 28, 2010
Milton Klyman	30,000	5%	$0.75	$0.68	February 28, 2010
Ian Davey	30,000	5%	$0.75	$0.68	February 28, 2010
All Officers and Directors	590,000	98%		$0.68	February 28, 2010

Aggregated Option Exercises and Year End Option Values

The following table sets out information regarding option exercises and year-end option values for the Company’s Named Executive Officers:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (1) ($)	Unexercised Options at Fiscal Year End (#)		Value of Unexercised in the Money Options at Fiscal Year End (1) ( US $)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Sandra J. Hall	Nil	Nil	165,000	Nil	$138,600	Nil
Scott Hargreaves	Nil	Nil	145,000	Nil	$121,800	Nil

Note:

(1)

The value of the unexercised in the money options is calculated on the difference between the exercise price of the options and the closing price of the Company’s common shares on the American Stock Exchange of  US $1.59 as at June 30, 2005.

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

The Board of Directors may at their discretion provide that options granted under the Stock Plan are subject to earlier termination upon the optionee's termination of employment, retirement, death, permanent disability, or commencement of bankruptcy.  The maximum number of shares of Common Stock which could be set aside for issuance under the Stock Plan was initially 281,250 common shares, however, the Board has the right, from time to time, to increase such number subject to the approval of the shareholders of the Company.  On December 28, 2001, a majority of the Company’s shareholders approved an increase in the number of common shares eligible for issuance pursuant to the Stock Plan to a maximum of 800,000. A majority of the Company’s shareholders approved an increase in the number of common shares eligible for issuance pursuant to the grant of options to an amount equal to 20% of the Company’s issued and outstanding shares as at December 30, 2002, which is now equal to 705,243 shares.  As of the date of this Annual Report 615,000 of such options have been issued.   The maximum number of shares of Common Stock which may be reserved for issuance to any one person under the Stock Plan is 5% of the Company's Common Shares outstanding at the time of the grant (calculated on a non-diluted basis), less the number of shares reserved for issuance to such person under any option to purchase Common Shares granted as a compensation or incentive.

Any share subject to an option which for any reason is cancelled or terminated prior to exercise is available for a subsequent grant under the Stock Plan.  Options granted under the Stock Plan may be exercisable for a period of up to five years.  The options are non-transferable.  The Stock Plan contains provisions to adjust the number of shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change in the Common Stock, a merger or any other relevant change in the Company's capitalization.  The Board of Directors may from time to time amend or revise the terms of the Stock Plan, or terminate the Stock Plan at any time.

Registered Retirement Savings Plan

Prior to the disposition of M&M effective February 1, 2005, the Company through M&M maintained a registered retirement savings plan (the "RSP") for executive management.  The RSP is registered under the provisions of Section 146 et seq. of the Income Tax Act of Canada and the regulations thereunder.  Under the terms of the RSP, if an employee elects to participate in the RSP he must contribute 5% of his or her base salary, and the employer must contribute an equal amount.  The employee does not pay income taxes on either the employee's or the employer's contributions, although the employer may deduct its contributions as a business expense.  The RSP was administered by Manulife Financial on behalf of M&M.  Total employer contributions for M&M  for the period July 1, 2004 to February 1, 2005 were CDN $21,755 and for the fiscal years ended June 30, 2004 and 2003 were CDN $33,147 and CDN $32,355 respectively.

Registered Retirement Plan

Prior to the disposition of M&M effective February 1, 2005, the Company through M&M maintained a registered retirement plan (the "RRP") for staff and union employees that is registered under the provisions of Section 146 et seq. of the Income Tax Act of Canada and the regulations thereunder.  Under the terms of the RRP, if an employee elects to participate, he or she must contribute 2.5% of his or her base salary and the employer must contribute 1% of such salary amount.  The employee does not pay income taxes on either the employee's or the employer's contributions, although the employer may deduct its contributions as a business expense.  The RRP was administered by the Desjardins Financial Security on behalf of M&M. Total employer contributions for M&M for the period July 1, 2004 to February 1, 2005 was CDN $11,661 and for the fiscal years ended June 30, 2004 and 2003 were CDN $9,433 and CDN $16,918 respectively.

Group Insurance Plans

Prior to the disposition of M&M effective February 1, 2005, the Company through M&M carried a group insurance plan sand the aggregate premium paid on behalf of the employees for the period July 1, 2004 to February 1, 2005 were CDN $40,230 and for the fiscal years ended June 30, 2004 and 2003 were CDN $84,986 and CDN $65,735 respectively.

Effective August 31, 2005, the Company entered into a group insurance plan for senior executives of the Company with Sunlife Financial and the aggregated premium paid on behalf of the employees to the date of this Annual Report was CDN $Nil.

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

ITEM 6.C.

BOARD PRACTICES

The current terms of each of the Company's directors began on November 5, 2004 and will expire on the date of the Company's 2005 annual and special meeting of shareholders to be held on November 14, 2005.

During the fiscal year ending June 30, 2005, the Company granted 590,000 stock options to directors and officers.

As of September 2, 2005, the Board of Directors consists of five directors, three of which are "independent directors" in that they are "independent from management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with the best interests of the Company.  The independent directors are Messrs. Davey, Klyman and Naroola.  It is the Company's practice to attempt to maintain a diversity of professional and personal experience among its directors.

Committees of the Board

The Board of Directors discharges its responsibilities directly and through committees of the Board of Directors, currently consisting of an Audit Committee, Compensation Committee, Corporate Governance Committee and a Petroleum and Natural Gas Committee.

Each of the Compensation Committee, the Corporate Governance Committee and the Petroleum and Natural Gas Committee consists of a majority of independent directors, while the Audit Committee consists of only independent directors.  Each Committee has a specific mandate and responsibilities, as reflected in the charters for each committee.   All members of the Board of Directors met nine (9) times during fiscal 2005.

Members of the Audit Committee

The mandate of the Audit Committee is formalized in a written charter.  The members of the audit committee of the Board are Messrs. Naroola, Davey and Klyman (Chairman). Based on his professional certification and experience, the Board has designated Mr. Klyman as a "financial expert". The audit committee's primary duties and responsibilities are to serve as an independent and objective party to monitor the Company's financial reporting process and control systems, review and appraise the audit activities of the Company's independent auditors, financial and senior management, and to review the lines of communication among the independent auditors, financial and senior management, and the Board of Directors for financial reporting and control matters. All committee members met six (6) times during fiscal 2005. (See "Item 16A - Audit Committee Financial Expert" below).

Members of the Compensation Committee

The mandate of the Compensation Committee is formalized in a written charter. The members of the compensation committee of the Board are Messrs. Cassina, Davey and Klyman.  The Committee is responsible for making recommendations to the Board of Directors on all matters relating to the compensation of directors, the members of various other committees of the Board and the senior officers of the Company.  For this purpose the Compensation Committee reviews all aspects of compensation paid to directors, committee members, management and employees to ensure the Company's compensation programs are competitive, and that the Company can attract, motivate and retain high calibre individuals.   The Compensation Committee holds meetings as warranted with respect to officer appointments or other compensation related matters.  All committee members met once during fiscal 2005.

Members of the Corporate Governance Committee

The mandate of the Corporate Governance Committee is formalized in a written charter. The members of the corporate governance committee of the Board are Messrs. Cassina, Klyman and Ms. Hall.  The Committee's duties and responsibilities include, but are not limited to, periodic review of the criteria regarding the composition of the board of directors and committees of the board of directors; assessing and providing recommendations on the effectiveness of the board of directors as a whole, the committees of the board of directors and the contribution of individual directors; supervising the Company's securities compliance procedures; including adopting a Whistleblower Policy and a written Corporate Disclosure Policy ensuring that an appropriate selection process for new director and committee nominees is in place; and dealing with succession planning issues relating to senior management.  All committee members met once during fiscal 2005.

Members of the Petroleum and Natural Gas Committee

The Petroleum and Natural Gas Committee is currently composed of three directors, two of whom are outside unrelated directors.  The members of the petroleum and natural gas committee of the Board are Messrs. Davey, Naroola and Ms. Hall.  The Petroleum and Natural Gas Committee has the responsibility of meeting with the independent engineering firms commissioned to conduct the reserves evaluation on the Company’s oil and natural gas assets and to discuss the results of such evaluation with each of the independent engineers and management.  Specifically, the Petroleum and Natural Gas Committee’s responsibilities include, but are not limited to, a review of management’s recommendations for the appointment of independent engineers, review of the independent engineering reports and considering the principal assumptions upon which such reports are based, appraisal of the expertise of the independent engineering firms retained to evaluate the Company’s reserves, review of the scope and methodology of the independent engineers’ evaluations, reviewing any problems experienced by the independent engineers in preparing the reserve evaluation, including any restrictions imposed by management or significant issues on which there was a disagreement with management and a review of reserve additions and revisions which occur from one report to the next.  The Petroleum and Natural Gas Committee meets at least once annually or otherwise as circumstances warrant.   All committee members met once during fiscal 2005.

ITEM 6.D.

EMPLOYEES

The following table sets forth the number of employees of the Company in management, supervisors and administrative positions as at June 30, 2005, 2004 and 2003.

	2005	2004	2003
Executive Office
Management Administrative/Support	2 1	2 -	2 -
M&M and MMO (1)
Management	0	6	6
Supervisors	0	3	3
Administrative/Support	0	16	12
TOTAL	3	27	23

 (1)

As of the date of disposition of M&M, February 1, 2005, M&M employed 21 employees.

ITEM 6.E.

SHARE OWNERSHIP

The Company is a publicly owned Company, the shares of which are owned by Canadian residents, United States residents and residents of other countries.  The only classes of securities of the Company, which are outstanding as of the date of this Annual Report, are shares of Common Stock and Stock Options.

The following table sets forth as of September 2, 2005 certain information with respect to the amount and nature of beneficial ownership of the Common Stock held by (i) each person who is a director or is or was a member of senior management of the Company during the fiscal year; and (ii) all directors and such members of senior management of the Company, as a group.

Name of Owner	Identity	Amount and Nature of Beneficial Ownership of Common Stock	Percentage(1)
James C. Cassina	Chairman and Director, of EnerNorth Industries Inc.	236,164 (2) (3)	5.62%
Sandra J. Hall	President, Director, and Secretary of EnerNorth Industries Inc	190,000(3)	4.50%
Scott T. Hargreaves	Chief Financial Officer of EnerNorth Industries Inc.	145,000(3)	3.45%
Ian S. Davey	Director, EnerNorth Industries Inc.	30,000(3)	*
Ramesh K. Naroola	Director, EnerNorth Industries Inc.	75,000(3)	1.81%
Milton Klyman	Director, EnerNorth Industries Inc.	30,000(3)	*
All directors and members of senior management as a group (6 persons)		706,164	15.38%

____________________

*	Less than 1%.
1

Unless otherwise indicated, the persons named have sole ownership, voting and investment power with respect to their stock, subject to applicable laws relative to rights of spouses.  Percentage ownership is based on 4,059,009 shares of Common Stock outstanding on the transfer records of the Company as of September 2, 2005.

2

Includes 60,417 shares of Common Stock owned by Core Financial Enterprises Inc., a private Ontario company, of which Mr. Cassina is the President, sole director and a controlling shareholder.  Mr. Cassina directly owns 30,747 shares of Common Stock

3

Includes the number of Common Stock, which would be outstanding if all options held by that person that are currently exercisable or become exercisable within 60 days as if they were exercised(145,000 options granted to Mr. Cassina; 165,000 options granted to Ms. Hall; 145,000 options granted to Mr. Hargreaves; 30,000 options granted to Mr. Davey; 75,000 options granted to Mr. Naroola; and 30,000 options granted to Mr. Klyman).

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

ITEM 7.                 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A.

MAJOR SHAREHOLDERS

There are 4,059,009 common shares issued and outstanding as of the date of this Annual Report.  As of September 2, 2005, to the knowledge of the Company, no persons hold directly or indirectly or exercise control or direction over, common shares of the Company carrying more than 5% of the voting rights attached to all issued and outstanding common shares of the Company.

The following table discloses the geographic distribution of the majority of the holders of record of the Company's common stock as of September 2, 2005.

Country	Number of Shareholders	Number of Shares	Percentage of Shareholders	Percentage of Shares
Canada	3,264	3,072,446	94.53%	75.69%
USA	179	577,900	5.18%	14.24%
All Other	10	408,663	0.29%	10.07%
Total	3,453	4,059,009	100%	100%

To the best of our knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person. There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of the Company.

ITEM 7.B.

RELATED PARTY TRANSACTIONS

During the last three fiscal years ended June 30, 2005, and through the date of this Annual Report, the Company has entered into certain transactions with its directors, executive officers, or subsidiaries and their respective affiliates.

Transactions With Officers, Directors and Affiliates

During the fiscal year ended June 30, 2005 Mr. James C. Cassina, a Director of the Company was awarded CDN $37,500 as compensation for services rendered during the year on behalf of the Company to Core Capital Markets Limited ("Core") of which Mr. Cassina is a director and a controlling shareholder.

Effective June 30, 2005, Mr. Ramesh K. Naroola, a Director of the Company was awarded US $55,000 as compensation for services rendered during the year on behalf of the Company

Mr. Ramesh K. Naroola, a director of the Company is also an alternate director for Mr. Cassina on the board of EIPCL.  Mr. Naroola owns a 1.5% interest in EIPCL.

On September 1, 2003, the Company and Mr. Naroola, a director of the Company entered into a nine-month consulting arrangement under which Mr. Naroola received a monthly consulting fee of US $5,000 for services rendered to the Company. During the fiscal year ended June 30, 2004 the Company paid Mr. Naroola a total of US $45,000 under the consulting agreement that expired on May 31, 2004.

During the fiscal year ended June 30, 2004, Mr. James C. Cassina, a Director of the Company was awarded CDN $42,000 as compensation for services rendered during the year on behalf of the Company to Core of which Mr. Cassina is a director and a controlling shareholder.

During the fiscal year ended June 30, 2003, the Company awarded CDN $90,000 as compensation for services rendered during the year on behalf of the Company to Core, of which Mr. Cassina is a director and a controlling shareholder.  At June 30, 2003 the Company was indebted CDN $402,419 to Core for unpaid fees and expenditures primarily relating to the years 1997, 1998 and 1999.  On August 20, 2003 the Company reached an agreement with Core, providing for the payment of CDN $90,000 on or before September 30, 2003 and four equal payments payable on August 31, 2003, September 30, 2003, October 31, 2003 and November 30, 2003.  As of November 30, 2003 the Company fulfilled its payment obligations to Core under the August 20, 2003 agreement.

During the fiscal years ending June 30, 2005, 2004 and 2003 the largest aggregate amount of outstanding loans to officers of M&M and MMO was CDN $Nil, CDN $2,815, and CDN $10,246, respectively. As of September 2, 2005 no such loans remained outstanding.

Inter-Company Capital and Other Transactions

In the fiscal years ending, June 30, 2003, 2004 and 2005 the Company charged a management fee to M&M. The management fee totaled $430,000 during fiscal 2003, $1.54 million during fiscal 2004 and $300,000 during fiscal 2005.   On June 30, 2003 the Company subscribed for an additional 430 preference shares with a par value of $1,000 each in M&M in settlement of the Company’s then outstanding accounts receivable from M&M in the amount of $430,000. On June 30, 2004 the Company subscribed for an additional 1,540 preference shares with a par value of $1,000 each in M&M in settlement of the Company’s then outstanding accounts receivable from M&M in the amount of $1.54 million.   On December 8, 2004 the Company subscribed for an additional 300 preference shares with a par value of $1,000 each in M&M in settlement of the Company’s then outstanding accounts receivable from M&M in the amount of $300,000.

In September of 2002 the Company advanced a non-interest bearing demand loan in the amount of CDN $500,000 to M&M. The demand loan was repaid in full in November 2002.

Effective December 31, 2001 the Company transferred its ownership of the two properties located in Port aux Basques, Newfoundland and Labrador to 10915 Newfoundland and 11123 Newfoundland, two 100% owned subsidiaries of the Company. The transfer shed was sold to 10915 Newfoundland at its book value of CDN $220,000 and the fabrication building was sold to 11123 Newfoundland at its book value of CDN $1.00. Effective December 31, 2001 the Company subscribed for 220 preference shares in M&M for total consideration of CDN $220,000. The Preference Shares were issued to the Company in exchange for all the issued and outstanding shares of 10915 Newfoundland. Effective December 31, 2001 the Company sold all the issued and outstanding shares in 11123 Newfoundland to M&M for total consideration of CDN $1. Effective February 1, 2005 the Company divested of its wholly-owned subsidiary M&M. Prior to closing, the Company retracted preferred shares of M&M for CDN $1,000,000 cash and M&M assigned to the Company 100% of 10915 Newfoundland Limited, a Newfoundland and Labrador company ("10915 Newfoundland"), and 100% of 11123 Newfoundland Limited, a Newfoundland and Labrador company ("11123 Newfoundland"). Each of 10915 Newfoundland and 11123 Newfoundland owned a portion of the facilities located in Port aux Basques, Newfoundland and Labrador. The facilities consisted of two parcels of land.  The larger of the two parcels had a fabrication building with a 52 foot high and 104 foot high steel frame building, containing 44,000 square feet, designed for utilization as a fabrication and assembly shop.The second parcel of land had the transfer shed containing a total of 96,000 square feet including an attached two-story office section (with full basement) and a one-story office section.

ITEM 7.C.

INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 8.

                 FINANCIAL INFORMATION

ITEM 8.A. 2           CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Information regarding the Company may be found in the Company's Consolidated Financial Statements for the fiscal years ended June 30, 2005, 2004 and 2003 and the notes thereto included in the Exhibits in this Annual Report, and under "Item 5 - Management's Discussion and Analysis of Financial Condition and Results of Operations" above.

ITEM 8.A.7            LITIGATION

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

Oakwell Litigation Singapore/Ontario

In March 1997, Oakwell, and the APSEBexecuted two identical PPA’s, providing for Oakwell and/or its sponsors to build, own and operate two identical 100  MW net capacity diesel generator BMPPs), fueled by furnace oil (total 200 MW net capacity) and sell electricity to APSEB on a take-or-pay basis for 15 years.  In June 1997, the Company and Oakwell formed an 87.5%/12.5% joint venture and incorporated an Indian company, EOPL (now known as KEOPL), to implement the provisions of the PPA’s.  Disputes rose between the Company and Oakwell and a Settlement Agreement was reached in December 1998 under which Oakwell sold the Company all of Oakwell's interest in the PPA’s and in EOPL.

In July 2002, Oakwell claimed the Company was in breach of the Settlement Agreement and in August 2002 the Company was named as a defendant in the High Court of Singapore, in the matter of Oakwell vs. the Company, Suit No. 997 of 2002/V.  On October 16, 2003 the High Court of Singapore ordered the Company to pay Oakwell US $5,657,000 (approximately CDN $6,933,219 at June 30, 2005) plus costs (the "Judgment"). On November 13, 2003 the Company appealed the Judgment to the Court of Appeal of the Republic of Singapore (Civil Appeal No. 129 of 2003/Y). That Court, which is the final Court of Appeal for Singapore, dismissed the appeal on April 27, 2004.

On June 21, 2004, Oakwell filed an Application with the Superior Court seeking to enforce the Judgment in Ontario (Court File No.04-CV-271121 CM3). On August 30, 2004, the Company filed an Application with the Superior Court for a declaration that the Judgment is not enforceable in the Province of Ontario (Court File No.04-CV-274860 CM2). The hearing of the Applications was December 6-9, 2004.

On January 10, 2005, Oakwell filed a notice of motion in the Superior Court seeking to prevent the Company from disposing of or encumbering assets equal to the Canadian dollar equivalent of the Judgment from the proceeds of the sale of M&M.  On January 27, 2005, that motion was withdrawn and the Company agreed to provide 5 days notice before execution of any transaction or series of related transactions exceeding $2.4 million from the proceeds from the sale of M&M.

On June 27, 2005 the Superior Court Judge rendered his decision that the Singapore Judgment be enforceable in Ontario with costs, and on August 2, 2005 the Superior Court issued the formal Order.

On July 13, 2005, the Company filed a Notice of Appeal of the August 2, 2005 Order of the Superior Court with the Court of Appeal for the Province of Ontario ("Court of Appeal")  (File Nos. 04-CV-271121CM3 and 04-CV-274860 CM2).  The Company anticipates the hearing of the Appeal to be held in early 2006 and the decision of the Court of Appeal to be rendered by the end of 2006.

Oakwell Litigation-India

On January 12, 2005, Oakwell filed an Execution Petition before the Hon’ble High Court of Delhi, India which was served on February 14, 2005 against the Company for enforcement of the Judgment (Execution Petition No. 22/2005) and an application for interim relief seeking attachment of the Company’s 11,848,200 KEOPL Shares, 100% of the shares of EPS Karnataka which owns 97% of EIPCL.  EIPLC has a PPA secured by a cash deposit in the amount of INR 10,000,000 (approximately CDN $281,700 at June 30, 2005) with the Karnataka State Electricity Board (Execution Application 48/2005).

At a hearing on May 23, 2005, the Hon’ble High Court of Delhi, India adjourned Oakwell’s motion for attachment of the Company’s the Company’s KEOPL Shares, EPS Karnataka shares and EIPCL but ordered that if VBC purchases the Company’s KEOPL Shares the sale proceeds shall be kept in India. The hearing was adjourned to September 9, 2005.

On September 9, 2005 the Hon’ble High Court of Delhi, India further adjourned Oakwell’s Execution Petition to attach the Company’s KEOPL Shares, EPS Karnataka shares and EIPCL but ordered that if the Company receives any payments from the sale of it’s KEOPL Shares, then the proceeds shall be deposited in the Company’s account held in a Public Sector Bank in India or invested only in Government of India securities until the disposal of Oakwell’s Execution Petition. The hearing has been adjourned to February 3, 2006.

VBC Arbitration Award and Litigation

As of June 30, 2005 the Company owns 11,848,200 KEOPL Shares (formerly known as EOPL).  Pursuant to an Arbitration Agreement between the Company and VBC, the parent company of KEOPL, an Arbitration Award was passed on October 11, 2003 by Hon’ble Arbitral Tribunal, India (the "Award or Decree") requiring as follows (i) VBC transfer an additional 500,000 equity shares in KEOPL to the Company, and (ii) VBC to buy the original KEOPL Shares for INR 113,482,000 (approximately CDN $3.2 million at June 30, 2005) on or before the earlier of:

(a) 60 days after the first disbursal of funds on financial closure for the KEOPL Project, and, (b) in any event no later than March 31, 2004.  Further, the Company may, upon written notice to VBC, require that VBC purchase, and VBC is then required to buy, an additional 500,000 equity shares of KEOPL at a par value of INR 5,000,000 (approximately CDN $140,850 at June 30, 2005) on or before the same dates.  If VBC does not buy the 11,348,200 KEOPL Shares before March 31, 2004 then VBC is liable to pay the Company interest at 12% per annum on the value of the unredeemed shares from March 31, 2004 to the date of actual payment thereof.

On February 28, 2004 the Company provided written notice to effect the purchase by VBC of the 11,348,200 KEOPL Shares held by the Company. VBC raised a dispute regarding the purchase of the KEOPL Shares and the Company commenced legal proceedings against VBC.

Execution Petition

On June 24, 2004 the Company filed an Execution Petition against VBC in the Court of the Chief Judge, City Civil Court, Hyderabad, India ("City Civil Court") to enforce the Award (Execution Petition No. 46/2004).

On February 18, 2005, Oakwell filed an application in the City Civil Court seeking to intervene and stay proceedings of Execution Petition No. 46/2004 until disposal of Execution Petition 22/2005 (Execution Application Nos. 7 and 8/2005). On April 30, 2005 the City Civil Court dismissed Oakwell’s application.

On March 1, 2005, the Bank of India filed an application in the City Civil Court seeking to attach all assets of VBC in favour of the Bank of India and stay all further proceedings of Execution Petition No. 46/2004. On August 17, 2005 the City Civil Court dismissed the Bank of India’s application. The Execution Petition - has been adjourned until October 21, 2005.

Company Petition

On November 30, 2004 the Company filed a Company Petition against VBC in the High Court of Judicature of Andhra Pradesh, India (the "High Court") (Company Petition No. 199/2004) to pass an order for the winding up of VBC under the provisions of the Companies Act, 1956 (India). On April 29, 2005 the High Court passed an Order for the winding up of VBC and awarded the Company costs of the Petition.

VBC appealed before the Division Bench in the High Court of Andhra Pradesh, India to set aside the above Order of the High Court dated April 29, 2005 (Appeal No. 406/2005 in O.S.A No. 28/2005). On June 8, 2005 the Division Bench of the High Court of Andhra Pradesh, India passed an Order granting VBC an interim stay of publication of the winding up of VBC only subject to the condition of VBC depositing one-third (1/3rd) amount of the Decree passed in pursuance of the Award along with the interest earned on the principal amount to the credit of Execution Petition No. 46/2004 on the file of Chief Judge, City Civil Court, Hyderabad, India on or before 30th July 2005. On September 6, 2005 the High Court passed a further Order extending the date for deposit of one-third (1/3rd) amount of the Decree to September 30, 2005.

On August 1, 2005, the Company filed a Special Leave Petition (Civil) (No. 19602/2005) in the Supreme Court of India seeking special leave to appeal the Order of the Division Bench in the High Court of Andhra Pradesh, India dated June 8, 2005.  The hearing has been set for October 3, 2005.

Proceedings Relating to the Karnataka Project

On April 22, 1999, KPTCL executed a power purchase agreement with EIPCL, a limited liability company incorporated in India. The Company owns 96,997 issued common shares (approximately 97%) in the equity of EIPCL.  Effective May 10, 2001 the project was given the approval by the State Government to be converted to a coal fueled land based power project. The power purchase agreement has yet to be amended and there are deficiencies in the State Government's performance, including among other requirements, the provision of payment guarantees for the Karnataka project. Pursuant to Clause 14.1 (a) of the power purchase agreement, EIPCL served upon KPTCL and the GOK a Notice of Arbitration on September 24, 2002 and under Clause 14.1 (b) of the power purchase agreement served a Second Notice of Arbitration on November 7, 2002.  On December 10, 2002, EIPCL served a formal communication calling upon KPTCL and GOK to appoint a technical and or financial expert to resolve the outstanding issues in accordance with Clause 14.2 of the power purchase agreement.  The Company also filed Notice U/S 80 of the Civil Procedure Code, 1908 against GOK and KPTCL for losses and damages due to delay in implementation of the Karnataka project. On August 11, 2003, EIPCL filed a Statement of Claim against KPTCL for repudiatory breach of the power purchase agreement and claimed damages in the amount of US $3,835,232 plus costs and interest. On October 7, 2003 KPTCL filed a Statement of Objections to reject EIPCL’s claims with costs stating that EIPCL failed to put up the BMPP and claims the sum of Indian Rs. 25 crores (approximately US $5 million) plus interest.  During an arbitration hearing held November 25, 2003 KPTCL agreed to withdraw its claim against EIPCL. On August 5, 2004 the Company suspended arbitration in favour of a mutually acceptable resolution being negotiated between EIPCL and KPTCL and the GOK which is still outstanding. Accordingly, no amount has been recorded in the Company’s consolidated financial statements for the fiscal year ending June 30, 2005. At the current time no assessment can be made of the outcome of the legal proceedings.

Other Litigation or Proceedings

On April 12, 2002, the Company filed a statement of claim Suit # 0201-06165, in the Queens Court of Alberta, Judicial District of Calgary, against one of its joint venture property partners seeking payment of outstanding operating costs in the amount of CDN $61,057 plus compounded interest at the Company’s chartered bank prime interest rate plus 2% and costs. The litigation is ongoing and the Company expects to recover its outstanding operating costs, however at the current time no assessment can be made of the outcome of the legal proceedings.

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

ITEM 8A.8

DIVIDENDS

The Company has not paid any dividends on its common shares during the past five years. The Company does not intend to pay dividends on shares of Common Stock in the foreseeable future as it anticipates that the cash resources of the Company will be used to finance growth.

ITEM 8.B.

SIGNIFICANT CHANGES

There have been no significant changes since June 30, 2005, the date of most recent financial statements.

ITEM 9.

                THE OFFER AND LISTING

As this is an Annual Report, only items 9A (4) and 9C are applicable.

ITEM 9.A.             OFFER AND LISTING DETAILS

The Company's Common Stock currently trades on The American Stock Exchange ("AMEX") under the symbol "ENY" and on the Frankfurt Stock Exchange under the symbols "EPW1" and WKN 919384.

The following table set forth the reported high and low sale prices for trading of shares of Common Stock as reported by the AMEX in US dollars for the periods indicated.  Information is provided only for full financial years and full financial quarters.

	Period	High	Low
Fiscal Year 2005	Year Ended 6/30/05	3.30	0.49
Fiscal Year 2004	Year Ended 6/30/04	1.90	0.94
Fiscal Year 2003 (1)	Year Ended 6/30/03	5.70	0.95
Fiscal Year 2002 (2)	Year Ended 6/30/02	N/A	N/A
Fiscal Year 2001 (2)	Year Ended 6/30/01	N/A	N/A

Fiscal Year 2005 By Quarter	First Quarter ended 9/30/04	1.15	0.55
	Second Quarter ended 12/31/04	0.85	0.49
	Third Quarter ended 3/31/005	1.70	0.50
	Fourth Quarter ended 6/30/05	3.30	0.56
Fiscal Year 2004 By Quarter	First Quarter ended 9/30/03	1.60	1.05
	Second Quarter ended 12/31/03	1.15	0.80
	Third Quarter ended 3/31/004	1.25	0.85
	Fourth Quarter ended 6/30/04	1.10	0.75

Calendar Year 2005 By Month	March April	1.70 0.95	0.58 0.56
	May	0.72	0.58
	June	3.30	0.61
	July	2.35	1.34
	August	2.14	1.40

Note

(1)	Effective February 11, 2003, the Company consolidated its issued and outstanding common shares on the basis of three-for-one.
(2)	The Company commenced trading on the American Stock Exchange May 22, 2002.

The closing price on the American Stock Exchange for the Common Stock on September 2, 2005 was US $2.06.

The following table set forth the reported high and low sale prices for trading of shares of Common Stock as reported by the Frankfurt Stock Exchange in Euros (EUR) for the periods indicated.  Information is provided only for full financial years and full financial quarters.

	Period	High (EUR)	Low (EUR)
Fiscal Year 2005	Year Ended 6/30/05	2.40	0.37
Fiscal Year 2004	Year Ended 6/30/04	1.60	0.75
Fiscal Year 2003 (1)	Year Ended 6/30/03	5.25	0.85
Fiscal Year 2002 (2)	Year Ended 6/30/02	N/A	N/A
Fiscal Year 2001 (2)	Year Ended 6/30/01	N/A	N/A

Fiscal Year 2005 By Quarter	First Quarter ended 9/30/04	0.85	0.45
	Second Quarter ended 12/31/04	0.56	0.38
	Third Quarter ended 3/31/005	0.95	0.37
	Fourth Quarter ended 6/30/05	2.40	0.46
Fiscal Year 2004 By Quarter	First Quarter ended 9/30/03	1.60	1.05
	Second Quarter ended 12/31/03	1.15	0.80

	Third Quarter ended 3/31/004	1.25	0.85
	Fourth Quarter ended 6/30/04	1.10	0.75

Calendar Year 2005 By Month	March April	0.95 0.70	0.48 0.52
	May	0.53	0.46
	June	2.40	0.47
	July	1.53	1.10
	August	1.85	1.10
	September 1-2	1.93	1.87

Notes:

(1)	Effective February 11, 2003, the Company consolidated its issued and outstanding common shares on the basis of three-for-one.
(2)	The Company commenced trading on the Frankfurt Stock Exchange September 14, 2001.

The closing price on the Frankfurt Stock Exchange for the Common Stock on September 2, 2005 was EUR $1.93.

Prior to the American Stock Exchange listing, the Common Stock was listed over the counter on the NASD OTC Bulletin Board from July 11, 1997 until May 21, 2002 under the trading symbol "EYPSF".  The Common Stock was listed under the symbol "YPX" on the TSX Venture Exchange (formerly, The Canadian Venture Exchange) ("TSXV") and was previously listed on the Canadian Dealing Network Inc. ("CDN").  In the third quarter of 2000, some companies that were quoted on CDN were invited to apply for listing on the TSXV.  The Company made the application for listing on the TSXV, and was approved for listing and began trading on the TSXV on October 2, 2000.  The Company voluntarily de-listed its Common Stock from trading on the TSXV effective the close of business on October 19, 2001.

The following table sets forth the reported high and low sale prices for trading of shares of Common Stock as reported by the CDN and by TSXV in Canadian dollars for the periods indicated.  Information is provided for full financial years and full financial quarters.

	Period	High	Low
Fiscal Year 2005	Year Ended 6/30/05	N/A	N/A
Fiscal Year 2004	Year Ended 6/30/04	N/A	N/A
Fiscal Year 2003	Year Ended 6/30/03	N/A	N/A
Fiscal Year 2002	Year Ended 6/30/02	N/A	N/A
Fiscal Year 2001(1)(2)	Year Ended 6/30/01	19.20	0.60

Notes:

(1)	Effective February 6, 2001 the Company consolidated its issued and outstanding common shares on the basis of four- for-one; and

(2)	The Company ceased trading on the TSXV on October 19, 2001.

The following table sets forth the reported high and low sale prices for trading of shares of Common Shares as reported by the NASD OTC Bulletin Board in US dollars for the periods indicated.  Information is provided for full financial years and full financial quarters.

	Period	High	Low
Fiscal Year 2005	Year Ended 6/30/05	N/A	N/A

Fiscal Year 2004	Year Ended 6/30/04	N/A	N/A
Fiscal Year 2003	Year Ended 6/30/03	N/A	N/A
Fiscal Year 2002	Year Ended 6/30/02	N/A	N/A
Fiscal Year 2001	Year Ended 6/30/01	13.44	0.60

Notes:

(1)	Effective February 6, 2001 the Company consolidated its issued and outstanding common shares on the basis of four- for-one; and
(2)	Effective February 11, 2003, the Company consolidated its issued and outstanding shares on the basis of three-for-one.
(3)	The Company ceased trading on NASD OTC on May 21, 2002

There is currently only a limited public market for the Common Stock in the United States.  There can be no assurance that a more active market will develop after the effective date of this Annual Report.

ITEM 9.B.

PLAN OF DISTRIBUTION

Not Applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 9.C.

MARKETS

The Company's Common Stock trades on the American Stock Exchange and the Frankfurt Stock Exchange and no assurance can be given that a broad and/or active public trading market will be sustained and that the Company will maintain listing requirements on either stock exchange.

ITEM 9.D.

SELLING SHAREHOLDERS

Not Applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 9.E.

DILUTION

Not Applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 9.F.

EXPENSES OF THE ISSUE

Not Applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 10.               ADDITIONAL INFORMATION

As this is an Annual Report, only items 10B through 10E and item 10H are applicable.

ITEM 10.A.

SHARE CAPITAL

Not Applicable.  This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 10.B.           MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company's corporation number as assigned by the Province of Ontario is 1186693.  The Company's Articles of Amalgamation (as amended, the "Articles") state that there are no restrictions on the business the Company may carry on, but do not contain a stated purpose or objective.

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

The Company is authorized to issue an unlimited number of Common Shares, of which 4,059,009 shares were outstanding as of the date of this Annual Report. In addition, the Company is authorized to issue an unlimited number of shares of "blank check" Class A Preferred Shares issuable in series with such rights, preferences and privileges as may be determined from time-to-time by the Company's Board of Directors, subject to the basic provisions for the Class A Preferred Shares that are applicable to each series as contained in the Articles.  On November 17, 1998, the Company amended its articles of incorporation to authorize the first series of the Class A Preferred Shares, an unlimited number, of Class A Preferred Shares, Series 1 (the "Series 1 Shares").  The Series 1 Shares are non-cumulative, convertible, non-voting and redeemable, at a price ranging from CDN $2.20 to CDN $3.00 per share, at the option of the Company.  As of the date of this Annual Report none of the Series 1 Shares have been issued. On February 2, 2001 the Company amended its Articles to authorize the second series of the Class A Preferred Shares, an unlimited number of Class A Preferred Shares, Series 2 (the "Series 2 Shares") ranking senior with the Series 1 Shares to the Common Shares. The Series 2 Shares are cumulative, convertible, voting and redeemable, at CDN $1.00 per Series 2 Share after 5 years from issuance.  As at the date of this Annual Report there were no Series 2 Shares outstanding.

A description of the rights, preferences and privileges relating to each class of the Company's shares is as follows:

Dividend Rights.

Series 1 Shares. The Company’s Articles provide that an annual preferential dividend equal to $0.20 per share for each Series 1 Share shall be declared from available legal capital each year; provided, however, that if such capital is not available, the related dividend is extinguished and is not cumulative.  The preferential dividend on Series 1 Shares must be paid before any dividend or distribution on the Common Share.

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

ITEM 10.C.

MATERIAL CONTRACTS

The following table briefly summarizes each material contract, other than contracts entered into in the ordinary course of business, to which the Company or any subsidiary is a party, for the two years immediately preceding the filing of this Annual Report.

DATE	PARTIES	TITLE, TERMS AND CONDITIONS	NET CONSIDERATION
October 11, 2003	EnerNorth, VBC Ferro Alloy Ltd.	Arbitration Agreement/Award (see Item 4A - History and Development of the Company - The KEOPL Project and Exhibit 3.71 previously filed on Form 20F on November 24, 2003).	Approximately CDN $3,500,000
February 1, 2005	EnerNorth, Spectrum Sciences & Software Holdings Corp.

Purchase and Sale Agreement for the sale of 100% of M&M Engineering Limited (see Item 4A - History and Development of the Company - The Industrial & Offshore Division and previously filed as Exhibit 3.73 on Form 6K on February 14, 2005

CDN $7,631,999

ITEM 10.D.       EXCHANGE CONTROLS

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

ITEM 10.E.       TAXATION

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

Dividends

Dividends paid on the Company's Common Shares to a non-resident holder will be subject to a 25% withholding tax pursuant to the provision of the ITA.  The Canada-US Income Tax Convention (the "Treaty") provides that the normal 25% withholding tax rate is generally reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to beneficial owners who are residents of the United States.  However, if the beneficial owner is a resident of the United States and is a corporation which owns at least 10% of the voting stock of the Company, the withholding tax rate on dividends is reduced to 5%.

Capital Gains

A non-resident of Canada is subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a corporation if the shares are considered to be "taxable Canadian property" of the holder within the meaning of the ITA and no relief is afforded under an applicable tax treaty.  For purposes of the ITA, a Common Share of the Company will be taxable Canadian property to a non-resident holder if the non-resident holder and/or persons with whom that holder does not deal at arm's length hold 25% or more of the issued shares of any class or series of the capital stock of the Company at any time during the 60 month period immediately preceding the disposition of the Common Share.

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

Certain United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States Federal income tax consequences, under current law, generally applicable to a US Holder (as defined below) of the Company’s Common Shares.  This discussion does not address all potentially relevant Federal income tax matters and does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a US Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences (See "Certain Canadian Federal Income Tax Consequences" above).

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

U.S. Holders

As used herein, a "U.S. Holder" means a holder of Common Shares of the Company who is a citizen or individual resident (as defined under United States tax laws) of the United States; a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; an estate the income of which is taxable in the United States irrespective of source; or a trust if (a) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of its substantial decisions or (b) the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person.  This summary does not address the United States tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, including but not limited to tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, persons who hold Common Shares as part of a straddle, hedging or a conversion transaction, and persons who acquire their Common Shares as compensation for services.  This summary is limited to U.S. Holders who own Common Shares as capital assets and who hold the Common Shares directly (e.g., not through an intermediary entity such as a corporation, partnership, limited liability company, or trust).  This summary does not address the consequences to a person or entity of the ownership, exercise or disposition of any options, warrants or other rights to acquire Common Shares.

Distributions on Common Shares

Subject to the discussion below regarding passive foreign investment companies ("PFICs"), the gross amount of any distribution (including non-cash property) by the Company (including any Canadian taxes withheld therefrom) with respect to Common Shares generally should be included in the gross income of a U.S. Holder as foreign source dividend income to the extent such distribution is paid out of current or accumulated earnings and profits of the Company, as determined under United States Federal income tax principles.  Distributions received by non-corporate U.S. Holders may be subject to United States Federal income tax at lower rates than other types of ordinary income (generally 15%) in taxable years beginning on or before December 31, 2008 if certain conditions are met.  These conditions include the Company not being classified as a PFIC, it being a "qualified foreign corporation," the U.S. Holder’s satisfaction of a holding period requirement, and the U.S. Holder not treating the distribution as "investment income" for purposes of the investment interest deduction rules.  To the extent that the amount of any distribution exceeds the Company’s current and accumulated earnings and profits for a taxable year, the distribution first will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in the Common Shares and to the extent that such distribution exceeds the Holder’s adjusted tax basis in the Common Shares, will be taxed as capital gain.  In the case of U.S. Holders that are corporations, such dividends generally will not be eligible for the dividends received deduction.

If a U.S. Holder receives a dividend in Canadian dollars, the amount of the dividend for United States federal income tax purposes will be the U.S. dollar value of the dividend (determined at the spot rate on the date of such payment) regardless of whether the payment is later converted into U.S. dollars.  In such case, the U.S. Holder may recognize additional ordinary income or loss as a result of currency fluctuations between the date on which the dividend is paid and the date the dividend amount is converted into U.S. dollars.

Disposition of Common Shares

Gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of Common Shares (including, without limitation, a complete redemption of Common Shares) generally will be subject to United States Federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in the Common Shares and the amount realized on the disposition, both determined by reference to the exchange rate in effect on the date of such sale or disposition, or if the Common Shares are traded on an established securities market and the U.S.  Holder is either a cash basis taxpayer or an electing accrual basis taxpayer, the exchange rate on the settlement date.  Net capital gain (i.e., capital gain in excess of capital loss) recognized by a non-corporate U.S. Holder (including an individual) upon a sale or other disposition of Common Shares that have been held for more than one year will generally be subject to a maximum United States federal income tax rate of 15%.  Deductions for capital losses are subject to certain limitations.  If the U.S. Holder receives Canadian dollars on the sale or disposition, it will have a tax basis in such dollars equal to the U.S. dollar value as determined above.  Generally, any gain or loss realized on a subsequent disposition of the Canadian dollars will be U.S. source ordinary income or loss.

U.S. "Anti-Deferral" Rules

Passive Foreign Investment Company ("PFIC") Regime.  If the Company, or a non-U.S. entity directly or indirectly owned by the Company ("Related Entity"), has 75% or more of its gross income as "passive" income, or if the average value during a taxable year of the Company’s or the Related Entity’s "passive assets" (generally, assets that generate passive income) is 50% or more of the average value of all assets held by the Company or the Related Entity, then the United States PFIC rules may apply to U.S. Holders.  If the Company or a Related Entity is classified as a PFIC, a U.S. Holder will be subject to increased tax liability in respect of gain recognized on the sale of his or its Common Shares or upon the receipt of certain distributions, unless such person makes a "qualified electing company" election to be taxed currently on its pro rata portion of the Company’s income and gain, whether or not such income or gain is distributed in the form of dividends or otherwise, and the Company provides certain annual statements which include the information necessary to determine inclusions and assure compliance with the PFIC rules.  As another alternative to the foregoing rules, a U.S. Holder may make a mark-to-market election to include in income each year as ordinary income an amount equal to the increase in value of its Common Shares for that year or to claim a deduction for any decrease in value (but only to the extent of previous mark-to-market gains).  The Company or other Related Entity can give no assurance as to its status as a PFIC for the current or any future year.  U.S. Holders should consult their own tax advisors with respect to the PFIC issue and its applicability to their particular tax situation.

Controlled Foreign Corporation Regime ("CFC").  If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly, indirectly or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, and each of such individuals and/or entities owns 10% or more of the total combined voting power of all classes of stock of the Company or the total value of the stock (each, a "United States Shareholder"), the Company could be treated as a "controlled foreign corporation" under Subpart F of the Code.  This classification would result in many complex consequences, including the required inclusion into income by such United States Shareholders of their pro rata shares of "Subpart F income" of the Company (as defined by the Code) and the Company’s earnings invested in "US property" (as defined by the Code).  In addition, under Section 1248 of the Code, gain from the sale or exchange of Common Shares by a US person who is or was a United States Shareholder at any time during the five year period before the sale or exchange may be treated as ordinary income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged.  Because of the complexity of the CFC rules, and because it is not clear that the CFC regime would apply to the holders of Common Shares, a more detailed review of these rules is outside the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the Company may be entitled to either a deduction or a tax credit for such foreign tax paid or withheld, at the option of the U.S. Holder.  Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income tax on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.

There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to its worldwide taxable income.  This limitation is designed to prevent foreign tax credits from offsetting United States source income.  In determining this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.

In addition, this limitation is calculated separately with respect to specific "baskets" of income such as passive income, high withholding tax interest, financial services income, shipping income, and certain other classifications of income.  Foreign taxes assigned to a particular class of income generally cannot offset United States tax on income assigned to another class.  Under the American Jobs Creation Act of 2004 (the "Act"), this basket limitation will be modified significantly after 2006.

Unused foreign tax credits can generally be carried back one year and carried forward ten years.  U.S. Holders should consult their own tax advisors concerning the ability to utilize foreign tax credits, especially in light of the changes made by the Act.

Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting requirement and to backup withholding unless the US Holder (i) is a corporation or other exempt recipient or (ii) in the case of backup withholding, provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred

The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the US Federal income tax liability of the US Holder and may entitle the US Holder to a refund, provided that the required information is furnished to the IRS.

ITEM 10.F.            DIVIDENDS AND PAYING AGENTS

Not Applicable. This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 10.G.

STATEMENT BY EXPERTS

Not Applicable. This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 10.H.          DOCUMENTS ON DISPLAY

The documents and exhibits referred to in this Annual Report are available for inspection at the registered and management office of the Company during normal business hours.

ITEM 10.I.           SUBSIDIARY INFORMATION

Not Applicable.

Item 11            Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact the financial position, results of operations, or cash flows of the Company due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. The Company does not have activities related to derivative financial instruments or derivative commodity instruments. The Company does hold a portfolio of equity securities. These securities are susceptible to equity market risk (See "Item 3 - Key Information - Risk Factors - Investment in Marketable Securities"above).

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

We mitigate these risks to the extent we are able by:

·utilizing competent, professional consultants as support teams to company staff.

·performing careful and thorough geophysical, geological and engineering analyses of each prospect.

·maintaining adequate levels of property liability and business interruption insurance.

·focusing on a limited number of core properties.

Market risk is the possibility that a change in the prices for natural gas, natural gas liquids, condensate and oil, foreign currency exchange rates, or interest rates will cause the value of a financial instrument to decrease or become more costly to settle.

We are exposed to commodity price risks, credit risk and foreign currency exchange rates.

Commodities Price Risk

Our financial condition, results of operations and capital resources are highly dependent upon the prevailing market prices of oil and natural gas. These commodity prices are subject to wide fluctuations and market uncertainties due to a variety of factors that are beyond our control. Factors influencing oil and natural gas prices include the level of global demand for crude oil, the foreign supply of oil and natural gas, the establishment of and compliance with production quotas by oil exporting countries, weather conditions which determine the demand for natural gas, the price and availability of alternative fuels and overall economic conditions. It is impossible to predict future oil and natural gas prices with any degree of certainty. Sustained weakness in oil and natural gas prices may adversely affect our financial condition and results of operations, and may also reduce the amount of oil and natural gas reserves that we can produce economically. Any reduction in our oil and natural gas reserves, including reductions due to price fluctuations, can have an adverse affect on our ability to obtain capital for our development activities. Similarly, any improvements in oil and natural gas prices can have a favorable impact on our financial condition, results of operations and capital resources. If natural gas prices were to change by $0.50 per mcf, the impact on our earnings  and cash flow would be approximately $43,564.  If natural gas liquid prices were to change by $1.00 per bbl, the impact on our earnings and cash flow would be approximately $3,470.  If the oil price were to change by $1.00 per bbl, the impact on our earnings and cash flow would be approximately $3,835.

Credit Risk

In addition to market risk, our financial instruments involve, to varying degrees, risk associated with trade credit and risk associated with operatorship of joint venture properties as well as credit risk related to our customers and trade payables. All of our accounts receivable are with customers or joint venture partners and are subject to normal industry credit risk.

We do not require collateral or other security to support financial instruments nor do we provide collateral or security to counterparties. Currently, we do not expect non-performance by any counterparty. While there can be no assurance that performance will occur.

Foreign Exchange Risk

Our investment in KEOPL is priced in INR. As the Canadian dollar appreciates the value of our investment depreciates.  The Oakwell claim is priced in US dollars and costs are priced in Singapore dollars and the Company tends to carry a nominal balance of currency carried in US dollars. These US and Singapore denominated balances are susceptible to changes in the exchange rate between Canada and the US and Canada and Singapore. If the Canadian foreign exchange rate were to appreciate versus all foreign currencies then the impact on our earnings would be an increase of $547,898. Assuming the KEOPL asset and the Oakwell Claim are not realized during the current fiscal year then the impact on our cash flow would be nil. If the Canadian foreign exchange rate were to depreciate versus all foreign currencies then the impact on our earnings would be an decrease of $795,635. Assuming the KEOPL asset and the Oakwell Claim are not realized during the current fiscal year then the impact on our cash flow would be nil.  (See "Item 5.G Safe Harbour - Critical Accounting Estimates Oakwell Claim and Valuation of the Company’s Investment in KEOPL" above)

Interest Rate Risk

Interest rate risk exists principally with respect to our cash invested in short term investments that bears interest at floating rates. At June 30, 2005, we had $4,453,322 invested in money market funds which bear interest at floating rates. If interest rate were to change by one full percentage point, the net impact on our earnings would be approximately $45,000 and the net impact on our cash flow would be approximately $45,000.

Sensitivities	Estimated 2005 impact on:
	Net Earnings	Cash Flow

Natural Gas - US$0.50/mcf change	$43,500	$43,500
		3,500
Natural Gas Liquids - $1.00/bbl change	$3,500	$3,500

Crude oil - $1.00/bbl change	$3,850	$3,850

Foreign Exchange — 10% appreciation in the Canadian dollar	$548,000	$0	(1)

Foreign Exchange — 10% depreciation in the Canadian dollar	$795,635	$0	(1)

Interest rate - 1% change	$45,000	$45,000

(1) Assuming the KEOPL asset and the Oakwell Claim are not realized during the current fiscal year.

ITEM 12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12.A

DEBT SECURITIES

Not applicable.

ITEM 12.B

WARRANTS AND RIGHTS

Not Applicable.

ITEM 12.C

OTHER SECURITIES

Not Applicable.

ITEM 12.D

AMERICAN DEPOSITARY SHARES

Not Applicable.

PART II

ITEM 13.              DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

There have been no defaults in the payment of principal, interest or a sinking or purchase fund installment or any other material default related to indebtedness.  There are no dividend arrearages or any other delinquencies with respect to any class of preferred stock.

ITEM 14.               MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There has been no modification of the instruments defining the rights of holders or any class of the Company’s securities.  There as been no modification or qualification of the rights evidenced by any class of the Company’s securities by issuing or modifying any other class of securities.  There are no assets securing any class of the Company’s securities.  There has been no change in the last financial year to the trustee of the Company’s securities.

ITEM 15.              CONTROLS AND PROCEDURES

The Chief Executive Officer, Sandra J. Hall, and Chief Financial Officer, Scott T. Hargreaves, evaluated the effectiveness of the Company's disclosure controls and procedures as of June 30, 2005 (the "Evaluation Date"), and concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective to ensure that information the Company is required to disclose in its filing with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934 as amended (the "Exchange Act") is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and to ensure that information required to be disclosed by the Company in the reports that it files under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There were no significant changes in the Company's internal controls during the year ended June 30, 2005 that could materially affect, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16.              [RESERVED]

ITEM 16.A.          AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of the Company has determined that Mr. Milton Klyman is an "audit committee financial expert", as defined in Item 16A of Form 20-F and is independent, as defined by the rules of the AMEX.

ITEM 16.B.

CODE OF ETHICS

The Company maintains a Code of Business Conduct and Ethics and it is a fundamental policy of the officers and management (the "Employees") of the Company to conduct its business with honesty and integrity and in accordance with the highest legal and ethical standards. Employees include officers and management including the principle executive officer, principle financial officer, and principle accounting officer of the Company. Under the Code of Ethics it is the individual Employee's responsibility to exercise good judgement and act in a manner that will fulfil all legal requirements and will reflect favourably upon the Company. Employees are encouraged to comply with the spirit as well as the letter of the policy.  In particular, Employees are prohibited from attempting to achieve indirectly (through the use of agents or other intermediaries) what is forbidden directly. No officer, director or member of management is exempt from the Code of Ethics.

The Company amended its Code of Business Conduct and Ethics during fiscal 2004 to reflect the SEC Rules and the American Stock Exchange corporate governance listing standards, together with the rules of the Canadian Securities Regulators. Our Code of Business Conduct and Ethics apply to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions of the Company. There have been no waivers of our Code of Business Conduct and Ethics granted to our principal executive officer, principal financial officer, principal accounting officer or controller, or similar persons during the period covered by this report. A copy of our Code of Business Conduct and Ethics is available on our website at www.enernorth.com.

Upon written request to the Company at its registered and management office attention: the Secretary, the Company will provide by mail, to any person without charge a copy of the Company’s Code of Business Conduct and Ethics.

ITEM 16.C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed or budgeted for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company’s financial statements, tax compliance and tax advice.

Fiscal Year ended June 30, 2005 and 2004 Principal Accountant Fees Billed or Budgeted	Fiscal Year 2005 July 1-04-June 30-05	Fiscal Year 2004 July 1-03-June 30-04
Audit Fees	$66,000	$116,389
Audit Related Fees	-	-
Tax Fees	$4,000	$8,000
All Other Fees	-	-
Total	$70,000	$124,389

Audit Fees are those fees directly related to performance of the audit by the principal accountant of the annual Consolidated Financial Statements of the Company for fiscal 2005, and for review by the principal accountant of the Company’s corporate filings, including this Annual Report on Form 20-F, management’s discussion and analysis for Canadian securities filings, and the Annual Report to Shareholders. Tax Fees are fees charged by the principal accountant for the preparation of the annual tax returns of the Company.

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

During fiscal 2005 and 2004 there were no hours performed by any person other than the primary accountant’s employees.

ITEM 16.D

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16.E            PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company, nor any affiliated purchaser of the Company, has purchased any of the Company’s securities during fiscal year 2005.

PART III

ITEM 17.              FINANCIAL STATEMENTS

See the Consolidated Financial Statements and Exhibits listed in Item 19, and filed as a part of this Annual Report.

ITEM 18.             FINANCIAL STATEMENTS

Not applicable.

ITEM 19.             EXHIBITS

a)	Financial Statements, including:

	(i) (ii)	Auditors' Report of BDO Dunwoody LLP on the consolidated financial statements for the years ended June 30, 2005, 2004 and 2003. Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference
	(iii)	Consolidated Balance Sheets at June 30, 2005 and 2004.
	(iv)	Consolidated Statements of Operations and Deficit for the years ended June 30, 2005, 2004 and 2003.

(v)	Consolidated Statements of Cash Flows for the years ended June 30, 2005, 2004 and 2003.
(vi)	Summary of significant accounting policies.
(vii)	Notes to consolidated financial statements

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

3.53****	Memorandum of Agreement among VBC Ferro Alloys Ltd. and EPS-OAKWELL Power Company Limited, Energy Power Systems Limited and Oakwell Engineering Limited dated July 16, 1999
3.54****	Memorandum of Agreement by and between Engineering Power Systems Group Inc. and CMS Generation Co. dated July 1, 1998
3.55****	Acquisition Agreement dated as of March 9, 1999 between Engineering Power Systems Limited and Fieldston Traders Limited
3.56****	Acquisition Agreement dated March 9, 1999 between Engineering Power Systems Limited and Piccalino Far East Limited
3.57*****	Agreement among VBC Ferro Alloys Ltd. and EPS-Oakwell Power Company Limited, Engineering Power Systems Limited and Oakwell Engineering Limited dated August 10, 2000.
3.58*****	Second Amendment to the Remuneration Agreement for the transfer of all Rights in Euro India Power Canara Ltd. dated February 2, 2000.
3.59******	Articles of Amendment dated February 2, 2001.
3.60******	Purchase and Option Agreement Prince Edward Island Property, Canada dated February 9, 2001.
3.61******	Purchase and Sale Agreement Sibbald Area Alberta and Ontario Property dated March 23, 2001
3.62******	Purchase and Sale Agreement Sibbald Area Alberta dated March 23, 2001
3.63******	Articles of Amendment dated April 4, 2001
3.64******	Purchase and Sale Agreement Kaybob & Bigstone Area Alberta and Ontario Property dated April 6, 2001
3.65******	May 1, 2001 amendment to the August 10, 2000 agreement among VBC Ferro Alloys Ltd. and EPS-Oakwell Power Company Limited, Energy Power Systems Limited and Oakwell Engineering Limited.
3.66******	Agreement for the Purchase and Sale and Conveyance of Assets, Sibbald Property dated June 30, 2001.

3.67*******	Full and Final Mutual Release between Energy Power Systems Limited and BFC Construction Corporation
3.68*******	EnerNorth Industries Inc. (formerly Energy Power Systems Limited) Audit Committee Charter
3.69*******	EnerNorth Industries Inc. (formerly Energy Power Systems Limited) Corporate Code of Conduct
3.70********	EnerNorth Industries Inc. Articles of Amendment dated February 11, 2003
3.71********	Arbitration Award/Agreement
3.72*********	Code of Business conduct and Ethics
3.73**********	Purchase and Sale of 100% of M&M Engineering Limited between EnerNorth Industries Inc. and Spectrum Sciences & Software Holdings Corp.

12	Certifications under section 302
12.1	CEO Certification
12.2	CFO Certification
13	Certifications under section 906
13.1	Sandra J. Hall, President
13.2	Scott T. Hargreaves, Chief Financial Officer
___________________
*	Previously filed by Registrant as part of Registration Statement on Form 20-F (SEC File No. 0-29586)
**	Previously filed by Registrant as part of Amendment #2 to Registration Statement on Form 20-F on May 18, 1998 (SEC File No. 0-29586)
***	Previously filed by Registrant on Form 6-K on November 30, 1999
****	Previously filed by Registrant as part of Registration Statement on Form 20-F on January 10, 2000 (SEC File No. 0-29586)
*****	Previously filed by Registrant as part of Registration Statement on Form 20-F on January 15, 2001 (SEC File No. 0-29586)
******	Previously filed by Registrant as part of Registration Statement on Form 20-F on December 27, 2001 (SEC File No. 0-29586)
*******	Previously filed by Registrant as part of Registration Statement on Form 20-F on December 19, 2002 (SEC File No. 0-29586)
********	Previously filed by Registrant as part of Registration Statement on Form 20-F on November 24, 2003 (SEC File No. 0-29586)
*********	Previously filed by Registrant as part of Registration Statement on Form 20-F on October 19, 2004 (SEC File No. 0-29586)
**********	Previously filed by Registrant on Form 6-K on February 14, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of

September 2005

Commission File Number

0-29586

    EnerNorth industries inc.

(formerly: Energy Power Systems Limited)

(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes

           No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes

           No   X

If  “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):

82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EnerNorth industries inc.

(formerly: Energy Power Systems Limited)

Date: September 28, 2005

By:____”Sandra J. Hall”____ ______

Sandra J. Hall,

President, Secretary & Director

EnerNorth Industries Inc.

Consolidated Financial Statements

For the years ended June 30, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

EnerNorth Industries Inc.

Consolidated Financial Statements

For the years ended June 30, 2005, 2004 and 2003

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

Statements of Operations and Deficit

                                                                        5

Statements of Cash Flows

                                                                        6

Summary of Significant Accounting Policies

                                                                        7-10

Notes to Consolidated Financial Statements

                                                                        11-29

Auditors' Report

To the Shareholders of

EnerNorth Industries Inc.

We have audited the consolidated balance sheets of EnerNorth Industries Inc. as at June 30, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years ended June 30, 2005, 2004 and 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2005 and 2004 and the results of its operations and its cash flows for the years ended June 30, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

/s BDO Dunwoody LLP

Toronto, Ontario

September 8, 2005

Comments by Auditor for U.S. Readers

on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in Note 23 to the financial statements.  Our report to the shareholders dated September 8, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the Auditors' Report when the changes are properly accounted for and adequately disclosed in the financial statements.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in the summary of significant accounting policies. Our report to the shareholders dated September 8, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Chartered Accountants

/s BDO Dunwoody LLP

Toronto, Ontario

September 8, 2005

 EnerNorth Industries Inc.

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

June 30	2005	2004

Assets

Current
Cash and cash equivalents	$ 5,286,315	$ 600,313
Marketable securities (market value $2,600,725; 2004 - $680,301)	2,394,138	521,039
Accounts receivable (Note 1)	677,704	7,690,129
Inventories	-	466,969
Unbilled revenue	-	1,941,548
Due from co-venturers	-	923,168
Prepaid expenses	-	700,851
Investment (Notes 2 and 21)	-	3,365,000
	8,358,157	16,209,017
Investment (Notes 2 and 21)	3,281,950	-
Oil and gas properties (Note 3)	4,068,549	3,750,817
Capital assets (Note 4)	-	3,272,538
Future income tax (Note 11)	-	30,224
	$ 15,708,656	$ 23,262,596

Liabilities and Shareholders' Equity
Current
Bank indebtedness (Note 7)	$ -	$ 2,213,010
Accounts payable and accrued liabilities	465,365	4,368,412
Due to shareholders (Note 8)	37,500	42,000
Deferred revenue	-	351,782
Current portion of long term debt (Note 9)	-	226,499
Future income tax (Note 11)	-	276,648
Oakwell claim payable (note 21)	7,956,349	7,915,681
	8,459,214	15,394,032
Long-term debt (Note 9)	-	542,109
Future income tax (Note 11)	-	25,617
Site restoration (Note 5)	173,204	135,819
	8,632,418	16,097,577

Minority interest	-	75,141

Shareholders' equity
Share capital (Note 10)	43,339,132	43,339,132
Contributed surplus (Note 10)	149,109	-
Deficit	(36,412,003)	(36,249,254)
	7,076,238	7,089,878
	$ 15,708,656	$ 23,262,596

On behalf of the Board:

/s Sandra Hall

Sandra J. Hall

Director

/s Milton Klyman

Milton Klyman

Director

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

 EnerNorth Industries Inc.

Consolidated Statements of Operations and Deficit

(Expressed in Canadian Dollars)

For the years ended June 30	2005	2004	2003

Revenues
Oil and gas revenue	$ 946,655	$ 765,941	$ 673,573
Less: Royalties	201,172	106,485	93,824

Net revenues	745,483	659,456	579,749

Expenses
Operating and transportation	399,795	292,275	279,189
Depletion and accretion	691,539	458,230	416,937
Administrative expenses	2,221,343	1,921,385	2,023,237
Interest	2,020	4,812	5,215

	3,314,697	2,676,702	2,724,578
Loss from operations before the following undernoted items
	(2,569,214)	(2,017,246)	(2,144,829)

Oakwell claim (Note 21)	(712,349)	(2,015,681)	(5,900,000)
Interest income	305,836	187,440	87,634
Foreign exchange gain	539,836	(24,070)	(122,440)
Cash distributions from marketable securities	49,916	-	-
Gain on sale of inactive subsidiaries	175,000	-	-
Gain on sale of marketable securities	9,775	16,470	96,097
Other income	3,454	7,481	7,794

Net loss from operations before discontinued operations and income taxes	(2,197,746)	(3,845,606)	(7,975,744)

Income taxes (Note 11)
Future	-	-	490,578
	-	-	490,578
Net loss from operations before discontinued operations	(2,197,746)	(3,845,606)	(8,466,322)

Gain on disposition of discontinued Operations (Note 12)	1,717,646	-	-

Net income from discontinued operations (Note 12)	317,351	1,627,664	418,846

Net loss for the year	(162,749)	(2,217,942)	(8,047,476)

Deficit, beginning of year	(36,249,254)	(32,085,526)	(24,038,050)
Transitional impairment loss (Note 23)	-	(1,945,786)	-

Deficit, beginning of year, as restated	(36,249,254)	(34,031,312)	(24,038,050)

Deficit, end of year	$ (36,412,003)	$ (36,249,254)	$ (32,085,526)

Net loss from continuing operations for the year per share (Note 16)	$ (0.54)	$ (0.95)	$ (2.22)

Net loss for the year per share (Note 16)	$ (0.04)	$ (0.55)	$ (2.11)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

 EnerNorth Industries Inc.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

For the years ended June 30	2005	2004	2003

Cash provided by (used in)

Operating activities
Net loss from continuing operations for the year	$ (2,197,746)	$ (3,845,606)	$ (8,466,322)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depletion and accretion	691,539	458,230	416,937
Future Income taxes	-	-	487,543
Oakwell claim	712,349	2,015,681	5,900,000
Gain on sale of marketable securities	(9,775)	(16,470)	(96,097)
Gain on sale of inactive subsidiaries	(175,000)	-	-
Unrealized foreign exchange loss	(588,631)	135,000	-
Stock option benefit	149,109	-	-
Net change in non-cash working capital balances (Note 13)
	75,267	(618,796)	39,669

Cash used by operating activities from continuing operations	(1,342,888)	(1,871,961)	(1,718,270)
Cash provided (used) by discontinued operations
	5,968,814	(1,181,034)	2,340,148
	4,625,926	(3,052,995)	621,878

Investing activities
Proceeds (purchase) of marketable securities, net	(1,863,324)	(327,765)	203,093
Proceeds on sale of discontinued operations	8,111,989	-	-
Purchase of oil and gas assets	(1,001,743)	(1,740,154)	(354,625)
Proceeds on sale of inactive subsidiaries	175,000	-	-
Investing activities of discontinued operations	(2,375,728)	(592,727)	(745,217)
	3,046,194	(2,660,646)	(896,749)

Financing activities
Repayments to shareholders, net	(4,500)	(360,419)	(225,927)
Issuance of common shares	-	-	1,242,400
Financing activities of discontinued operations	(2,981,618)	(54,910)	377,060
	(2,986,118)	(415,329)	1,393,533

Net increase (decrease) in cash during the year	4,686,002	(6,128,970)	1,118,662

Cash and cash equivalents, beginning of year	600,313	6,729,283	5,610,621

Cash and cash equivalents, end of year	$ 5,286,315	$ 600,313	$ 6,729,283

See supplementary cash flow information (Note 13 (a))

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

 EnerNorth Industries Inc.

Summary of Significant Accounting Policies

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

Nature of Operations

EnerNorth Industries Inc. (the "Company") is a corporation amalgamated under the laws of the Province of Ontario.  The Company's business is its exploration and development and production of oil and gas. Through its wholly owned subsidiary EPS Karnataka Power Corp. (“EPS Karnataka”) a company incorporated in Ontario the Company owns a 97% interest in Euro India Power Canara Limited (“EIPCL”) a company incorporated in India both carried on the balance sheet as Nil.

During fiscal 2005 the Company disposed of its interest in its wholly-owned subsidiary M&M Engineering Limited ("M&M") and its wholly-owned subsidiary M&M Offshore Limited ("MMO"), its partnership Liannu LLP (“Liannu”) and the proportionate share of its interests in joint ventures whose business focus is construction mechanical contracting and steel fabrication in Newfoundland. These operations have been treated as discontinued operations for accounting purposes (See Note 12). As such the operations of M&M, MMO, and Liannu have been excluded from the consolidated statement of loss and deficit from continuing operations in current and prior periods.

During the year the Company disposed of its interests in 10915 Newfoundland Limited and 11123 Newfoundland Limited both of which were inactive and their only assets were holdings in two properties located in Newfoundland and Labrador.

Going Concern

These consolidated financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.

The Company’s ability to continue as a going concern is dependent upon the enforceability of the Oakwell Claim (see Note 21).  If the application of the Judgment becomes enforceable in Canada then there would be a material and adverse impact on the Company’s financial condition.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue in the normal course of operations.  If the “going concern” assumption is not appropriate for these consolidated financial statements then adjustments may be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

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

June 30, 2005, 2004 and 2003

Oil and Gas

Properties - (Continued)

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

In applying the full cost method, the Company performs an annual impairment test (“ceiling test”) which restricts the capitalized costs less accumulated depletion and amortization from exceeding an amount equal to the estimated fair market value of future net revenues from proved and probable oil and gas reserves, as determined by independent engineers, based on sales prices achievable under forecast prices and posted average reference prices in effect at the end of the year and forecast costs, and after deducting estimated future production related expenses, future site restoration costs and income taxes.

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

 EnerNorth Industries Inc.

Summary of Significant Accounting Policies

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

Revenue Recognition

Revenues associated with the sale of crude oil and natural gas are recorded when the title passes to the customer. Revenues from crude oil and natural gas production from properties in which the Company has an interest with other producers are recognized on the basis of the Company’s net working interest.

Measurement Uncertainty

The amounts recorded for depletion and amortization of oil and gas properties, the provision for asset retirement obligation and stock based compensation are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes and estimates in future periods could be significant.

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. These requirements, in addition to contractual agreements and management decisions, result in the accrual of estimated asset retirement obligation costs. These costs are accrued on the unit of production basis. Any changes in these estimates will affect future earnings.

Costs attributable to commitment and contingencies are expected to be incurred over an extended period of time and are to be funded mainly from the Company’s cash provided by operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, it could be material for any one-quarter or year.

The Company’s investment in Konaseema EPS Oakwell Power Ltd. ("KEOPL"), a company incorporated in India that is developing a power project in Andhra Pradesh, India is subject to several risk factors. The actual recoverable amount is dependent upon future events, foreign exchange fluctuations and subject to certain sovereign risks such as stable political and economic conditions. The amount actually recovered could differ materially from the amount estimated by management.

The Company’s investment in Marketable Securities is carried at the lower of book value or market value. The actual market value is determined by external factors that are beyond the control of management and may fluctuate materially.

Stock Based Compensation

The Company has established a stock option plan (the "Plan") for directors, officers, employees, consultants and service providers. Effective July 1, 2004, the Company adopted the recommendations of the CICA Handbook Section 3870 “Stock Based Compensation and Other Stock-Based Payments”. This section was amended to require the expensing of all stock based compensation awards for fiscal years beginning after January 1, 2003. The Company has chosen to adopt the recommendation prospectively thereby recording the fair value of the stock options issued since July 1, 2004 in the income statement using the Black-Scholes option-pricing model.

 EnerNorth Industries Inc.

Summary of Significant Accounting Policies

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

Cash and Cash
   Equivalents

Cash and cash equivalents consist of bank balances and investments in money market instruments with original maturities of three months or less.

Marketable

   Securities

Marketable securities are valued at the lower of cost or market on a portfolio basis.

Capital Assets

Capital Assets

Capital assets were disposed of during the year (See note 12). They consist primarily of fabrication buildings, office equipment, manufacturing equipment and vehicles. These assets are recorded at cost less accumulated amortization and write down for impairment.

Capital assets are amortized on the declining balance basis over their estimated useful lives at the following rates:

Buildings

3%

Manufacturing equipment

20%

Tools and equipment

20%

Office equipment

20%

Vehicles

30%

Paving

  7%

Equipment under capital leases

20%

Foreign Currency
   Translation

Foreign currency accounts are translated to Canadian dollars as follows:

At the transaction date, each asset, liability, revenue or expense is translated into Canadian dollars by the use of the exchange rate in effect at that date.  At the year end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date and the resulting foreign exchange gains and losses are included in Consolidated Statement of Operations and Deficit in the current period.

Income Taxes

The Company accounts for income taxes under the asset and liability method.  Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards.  A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

1.

Accounts Receivable

Receivables consist of the following:

	2005	2004

Trade	$ 677,704	$ 7,350,726
Holdbacks	-	176,687
Other	-	162,716
	$ 677,704	$ 7,690,129

2.    Investment

Investment consists of the following:

	2005	2004

Current Investment in Konaseema EPS Oakwell Power Limited	$ -	$ 3,365,000
Long term Investment in Konaseema EPS Oakwell Power Limited	$ 3,281,950	$ -

As of June 30, 2005 the Company owns 11,848,200 common shares, par value Indian Rupees (“INR”) 10 (the "KEOPL Shares") in Konaseema EPS Oakwell Power Limited (“KEOPL”) formerly known as EOPL.  Pursuant to an Arbitration Agreement between the Company and VBC Ferro Alloys Ltd. (“VBC”), the parent company of KEOPL, an Arbitration Award was passed on October 11, 2003 by Hon’ble Arbitral Tribunal, India (the “Award or Decree”) requiring as follows (i) VBC transfer an additional 500,000 equity shares in KEOPL to the Company, and (ii) VBC to buy the original KEOPL Shares for INR 113,482,000 (approximately CDN $3.2 million at June 30, 2005) on or before the earlier of: (a) 60 days after the first disbursal of funds on financial closure for the KEOPL Project, and, (b) in any event no later than March 31, 2004.  Further, the Company may, upon written notice to VBC, require that VBC purchase, and VBC is then required to buy, an additional 500,000 equity shares of KEOPL at a par value of INR 5,000,000 (approximately CDN $140,850 at June 30, 2005) on or before the same dates.  If VBC does not buy the 11,348,200 KEOPL Shares before March 31, 2004 then VBC is liable to pay the Company interest at 12% per annum on the value of the unredeemed shares from March 31, 2004 to the date of actual payment thereof.

On February 28, 2004 the Company provided written notice to effect the purchase by VBC of the 11,348,200 KEOPL Shares held by the Company.

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

2.

Investment (Continued)

All requirements of the Award had been met as KEOPL reached financial closure in February 2004 and in any event, the deadline of March 31, 2004 passed. Accordingly, the Company classified the investment as current. VBC raised a dispute regarding the purchase of the KEOPL Shares and on June 24, 2004 the Company filed an Execution Petition against VBC in the Court of the Chief Judge, City Civil Court, Hyderabad, India (“City Civil Court”) to enforce the Award. The Execution Petition is ongoing and the hearing has been adjourned until October 21, 2005.

On November 30, 2004 the Company also filed a Company Petition against VBC in the High Court of Judicature of Andhra Pradesh, India (the “High Court”) to pass an order for the winding up of VBC under the provisions of the Companies Act, 1956 (India). On April 29, 2005 the High Court passed an Order for the winding up of VBC and awarded the Company costs of the Petition.

VBC appealed before the Division Bench in the High Court of Andhra Pradesh, India to set aside the Order of the High Court passed and dated April 29, 2005. On June 8, 2005 the Division Bench of the High Court of Andhra Pradesh, India passed an Order granting VBC an interim stay of publication of the winding up of VBC only subject to the condition of VBC depositing one-third of the amount of the Decree passed in pursuance of the Award along with the interest earned on the principal amount to the credit of Execution Petition on the file of Chief Judge, City Civil Court, Hyderabad, India on or before July 30, 2005. On September 6, 2005 the High Court passed a further Order extending the date for deposit of one-third of the amount of the Decree to September 30, 2005.

On August 1, 2005, the Company filed a Special Leave Petition in the Supreme Court of India seeking special leave to appeal the Order of the Division Bench in the High Court of Andhra Pradesh, India dated June 8, 2005.  The hearing has been set for October 3, 2005.

On September 20, 2004 and November 17, 2004 the Company received interest payments from VBC net of India tax for the period March 31, 2004 to June 30, 2004 and July 1, 2004 to September 30, 2004 in the amount of CDN $84,142 (US $62,800) and CDN $76,366 (US $63,990) respectively.

The Arbitration Award is enforceable in the courts of India however delays in payment have occurred as the Execution Petition, the Company Petition and the Special Leave Petition are ongoing. The Company anticipates that the courts will enforce the Award and that VBC will be required to purchase the shares in KEOPL. The timing of the purchase of the shares by VBC is dependant on the eventual rulings on the above Petitions. As a result the investment in KEOPL has been classified as long term.

The Company estimates that the carrying amounts of the investment in KEOPL will be fully recovered. The actual recoverable amount is dependent upon future events including foreign exchange fluctuations The amount actually recovered could differ materially from the amount estimated by management.

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

3.

Oil and Gas Properties

The Company has acquired various working interests in producing and non producing oil and gas properties in Canada.  These properties are carried at cost set out below:

Petroleum and natural gas properties and equipment

	Cost	Accumulated Depletion and Amortization	Net Book Value

June 30, 2005	$ 7,998,611	$ 3,930,062	$ 4,068,549
June 30, 2004	$ 6,993,753	$ 3,242,936	$ 3,750,817

As at June 30, 2005, costs of acquiring unproved properties in the amount of $425,054          (2004 - $5,598) were excluded from depletion calculations.

The Company is required to fund its share of costs and expenses.  Failure to fund expenditures will in some cases result in a dilution of its interests.

The Company performed a ceiling test calculation at June 30, 2005 to assess the recoverable value of its oil and gas properties. The oil and gas future prices are based on the commodity price forecast of the Company’s independent reserve evaluators. These prices have been adjusted for heating content, quality and transportation parameters specific to the Company. The following table summarizes the benchmark prices used in the ceiling test calculation:

Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40[o] API ($Cdn/bbl)	Cromer Medium 29.3[o] API ($Cdn/bbl)	Natural Gas AECO Gas Prices ($Cdn/MMBtu)	Pentanes Plus F.O.B. Field Gate ($Cdn/bbl)	Butanes F.O.B. Field Gate ($Cdn/bbl)	Inflation Rate (%/Yr)	Exchange Rate ($US/$Cdn)
2005	55.55	66.27	55.57	8.10	67.87	44.45	2.3	0.820
2006	55.85	66.63	56.89	8.42	68.24	44.70	2.5	0.820
2007	51.42	61.21	54.21	7.56	62.69	41.06	2.5	0.820
2008	43.92	52.04	46.04	6.62	53.30	34.91	2.5	0.820
2009	42.45	50.24	44.24	6.39	51.45	33.70	1.5	0.820

The undiscounted value of future net revenues from the Company’s proved reserves exceeded the carrying value of the oil and gas properties as at June 30, 2005.

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

4.

Capital Assets

Capital assets consist of the following:

		2005		2004
	Cost	Accumulated Amortization	Cost	Accumulated Amortization

Land	$ -	$ -	$ 342,884	$ -
Building	-	-	2,304,335	652,690
Manufacturing equipment	-	-	719,784	662,716
Tools and equipment	-	-	1,770,912	1,362,362
Office equipment	-	-	584,048	376,527
Vehicles	-	-	527,560	317,824
Paving	-	-	40,350	19,093
Equipment under capital leases	-	-	480,337	106,460

			6,770,210	3,497,672

Net Book Value		$ -		$ 3,272,538

        During the year the Company disposed of its interests in M&M (see Note 12).

 5.    Site Restoration

The following table presents the reconciliation of the beginning and ending aggregate carry amount of the obligation associated with the retirement of oil and gas properties.

	2005	2004

Balance, Beginning of year	$ 135,819	$ 106,274
Liabilities incurred in year	32,972	24,478
Accretion expense	4,413	5,067
	$ 173,204	$ 135,819

The undiscounted amount of cash flows required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation is estimated at $268,708 (2004 – $216,000). The obligation was calculated using a credit-adjusted risk free discount rate of 5 percent. It is expected that this obligation will be funded from general company resources at the time the costs are incurred with the majority of costs expected to occur between 2016 and 2024. No funds have been set aside to settle this obligation.

6.

Joint Ventures

The Company’s formerly owned subsidiary, M&M, carried on part of its business in four joint ventures: Newfoundland Service Alliance Inc. ("NSA"), a 20.83% owned joint venture; Magna Services Inc. ("Magna"), a 50% owned joint venture; North Eastern Constructors Limited ("NECL"), a 50% joint venture; and the Liannu/Mista-Shipu teaming arrangement, a net 24.5% joint venture.

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

6.     Joint Ventures - (Continued)

The following is a summary of the combined financial information relating to the Company's proportionate interest in these entities unadjusted for transactions between the entities and the Company:

Proportionate Share of Joint

 Ventures' Financial Information

	2005	2004

Balance sheet
Current assets	$ -	$ 4,681,993
Non current assets	-	33,384
Current liabilities	-	(4,021,542)
Operations
Revenue	-	-
Operating expenses and amortization	-	-
Income from discontinued operations	463,164	419,540
Cash flows
Operating activities of discontinued operations	1,588,215	(3,673,530)
Financing activities of discontinued operations	30,419	1,904,163
Investing activities of discontinued operations	(1,465,289)	7,145

During the year, the Company’s formerly owned subsidiary received participation and service fees of $370,164 (2004 - $1,371,872) included in operating expenses from its joint ventures which have been eliminated upon proportionate consolidation.

7.

Bank Indebtedness and Restricted Cash

Bank indebtedness of M&M, which was disposed of during the year, includes $ nil (2004 - $1,509,532) of a revolving credit facility in the amount of nil (2004 - $1,750,000).

8.

Due to Shareholders

The amount of $ 37,500 (2004 - $42,000) is due to a shareholder and is non interest bearing and due on demand.

9.

Long-Term Debt

	2005	2004

Mortgage	$ -	$ 353,400
Capital leases on equipment	-	415,208

		768,608
Less: Current portion	-	226,499

	$ -	$ 542,109

During the year the Company disposed of its interests in M&M (see Note 12).

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

10.

Share Capital and Contributed Surplus

(a)

Authorized

Unlimited Common shares, without par value

Unlimited Class A Preference shares, Series 1

Unlimited Class A Preference shares, Series 2

(b) Issued
	Number of Common Shares	Consideration

Common shares
Balance, as at June 30, 2005, 2004 and 2003	4,059,009	$ 43,339,132

(c) Contributed surplus
Balance June 30, 2004		$ -
Grant of options (i)		149,109

Balance, as at June 30, 2005		$ 149,109

(i)  The fair value of options issued in 2005 was determined using an appropriate option pricing model and the following assumptions: expected volatility of 29%, risk free interest rate of 4.0%, term of five years and dividend yield of 0%. The fair value of the options is recognized and expensed over the vesting period of the options. During 2005 $149,109 (2004 – nil, 2003 - nil) was recorded in stock compensation expense using the Black-Scholes option-pricing model.

(d)

Warrants

The following common share purchase warrants are outstanding as at June 30, 2005:

                                   Number of Warrants

Expiry Date

Price

                                                 nil

-

$  nil

The continuity of the common share purchase warrants is as follows:

Number of Warrants

Balance, as at June 30, 2004 and 2003	533,332
Expired (US$ 1.80 per Warrant)	(533,332)
Balance, as at June 30, 2005	-

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

10.

Share Capital - (Continued)

(e)

e)     Stock Option Plan

The Company has a Stock Option Plan (the "Plan") to provide incentive for the directors, officers, employees, consultants and service providers of the Company and its subsidiaries.  The maximum number of shares which may be set aside for issuance under the Plan is 20% of the outstanding common shares (705,243 common shares at June 30, 2005 (2004 – 705,243, 2003 – 705,243) common shares).

The continuity of stock options is as follows:

	Number of Options	Weighted Average Exercise Price
Balance, June 30, 2003 and 2004	-	$ -
Issued expiring February 28, 2010	600,000	US$ 0.75
Balance, June 30, 2005	600,000	US$ 0.75
Options exercisable, June 30, 2005	590,000	US$ 0.75

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

11.

Income Taxes

Significant components of the Company's future tax assets and liabilities are as follows:

	2005	2004

Future income tax assets:
Non-capital loss carryforwards	$ 2,508,235	$ 3,361,334
Capital losses	1,887,092	1,847,834
Oil and gas properties	1,339,939	1,105,100
Capital assets	-	14,777
Investments	189,486	174,487
Oakwell claim and other	2,920,172	2,908,202
	8,844,924	9,411,734
Non-capital losses applied	-	(213,920)
Valuation allowance	(8,844,924)	(9,167,590)
	$ -	$ 30,224
Current portion	$ -	$ 30,224
Long term portion	$ -	$ -
Future income tax liabilities
Unbilled revenue	$ -	$ (499,403)
Holdbacks	-	(16,782)

	-	(516,185)
Non capital losses applied	-	213,920
	$ -	$ (302,265)
Current portion	$ -	$ (276,648)
Long term portion	$ -	$ (25,617)

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

11.

Income Taxes - (Continued)

The Company's provision for income tax is comprised as follows:

	2005	2004	2003
Net loss from continuing operations	$ (2,197,746)	$ (3,845,606)	$ (7,975,744)
Combined federal and provincial income tax rate	36.12%	36%	38%
Recovery of income tax calculated
at statutory rates	$ (793,826)	$ (1,384,418)	$ (3,030,783)
Increase (decrease) in taxes resulting from:
Non-deductible expenses	73,855	15,953	32,305
Change in tax rates and other	-	(1,238,271)	1,716,521
Valuation allowance adjustment	719,971	2,606,736	1,772,535
Provision for income taxes	$ -	$ -	$ 490,578

The Company has non-capital losses of approximately $6,944,172 which are available to reduce future taxable income.  These non-capital losses expire as follows:

2007	1,938,149
2008	1,400,916
2009	1,318,930
2010	-
2011	1,126,417
2015	1,159,760

The Company also has Cumulative Canadian oil and gas property expenses of $7,778,236 and capital loss carry forwards of $10,449,015.  The income tax benefits of these expenses and capital loss carry forwards have not been recognized in these financial statements.

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

12.    Discontinued Operations

Effective February 1, 2005 the Company divested of its interest in M&M Engineering Limited (“M&M”) for cash proceeds of $7,361,999.  The transaction is a sale of 100% of the common shares and 100% of the preferred shares of M&M held by the Company.  Prior to closing, the Company retracted preferred shares of M&M for Cdn $1,000,000 cash and M&M assigned to the Company 100% of 10915 Newfoundland Limited and 100% of 11123 Newfoundland Limited.  The Company received shareholder approval for the transaction at a special meeting of shareholders held on January 26, 2005.

The accounting for these discontinued operations is summarized as follows:

	2005	2004	2003
Revenues	$ 12,984,170	$ 33,406,327	$ 25,389,716
Gain from disposal of operations	$ 1,717,646	$ -	$ -
Earnings from discounting operations	$ 317,351	$ 1,627,664	$ 418,846

The Company's consolidated balance sheets include the following amounts related to the discontinued operations:

	2005	2004
Current assets	$ -	$ 10,739,630
Total assets	$ -	$ 14,082,123
Current liabilities	$ -	$ 7,222,523
Total liabilities	$ -	$ 7,790,249
Total net assets	$ -	$ 6,291,874

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

13.

Changes in Working Capital and Non-Cash Transactions

Non-cash working capital transactions relating to funds from operations are as follows:

	2005	2004	2003
Accounts receivables	$ 8,802	$ (287,491)	$ 137,772
Prepaid expenses	-	(591,969)	14,497
Accounts payable and accrued liabilities	66,465	260,664	(112,600)
	$ 75,267	$ (618,796)	$ 39,669

(a) Supplemental Cash Flow Information
	2005	2004	2003
Cash paid for interest	$ 82,793	$ 174,309	$ 273,658

(b) Non-Cash Transactions
The Company entered into the following non-cash transactions
	2005	2004	2003
Capital assets purchased through
capital leases	$ 56,340	$ 313,226	$ 195,841

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

14.

Commitments

Operating Leases

The Company has entered into agreements to lease vehicles and office equipment for various periods until the year 2007.  The minimum rental commitments under operating leases are estimated as follows:

2006	$ 6,078
2007	1,013

$ 7,091

15.

Financial Instruments

The carrying values of the financial instruments of the Company approximate fair values due to the short term maturities and normal trade credit terms of those instruments.  Included in cash is $5,226,718 (2004 - $93,271) held at one financial institution and $59,597 (2004 -  $200,384) held at financial intermediaries.

16.

Per Share Information

Net loss per share has been determined using the weighted average number of common shares outstanding as at June 30, 2005 - 4,059,009, (2004 – 4,059,009; 2003 – 3,806,224).

In each of the fiscal years the exercise of warrants and stock options would be anti-dilutive.

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

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

(b)

Joint Venture

Under US GAAP, the Company would use the equity method of accounting for joint ventures rather than the proportionate consolidation method of accounting.  For further information see Note 6.

(c)

Comprehensive Income

Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners.

Other comprehensive income includes the unrealized holding gains and losses on the available-for-sale securities see Note 17(e).

(d)

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

June 30, 2005, 2004 and 2003

17.

Reconciliation to Accounting Principles

Generally Accepted in the United States - (Continued)

(e)

Oil and Gas Properties

Under US GAAP, the Company is required to discount future net revenues at 10% for purposes of calculating any required ceiling test write-down.  In comparison, in applying the full cost method under US GAAP, the Company performs a ceiling test based on the same calculations used for Canadian GAAP except the Company is required to discount future net revenues at 10% as opposed to utilizing the fair market value and probable reserves are excluded. A transitional impairment loss was recorded for Canadian GAAP purposes due to a change in accounting policy, whereas for US GAAP purposes a further write-down was recorded.

(f)

Recently Issued United States Accounting Standards

In December 2004, the FASB Issued SFAS No. 123R, “Share Based Payments”, which addresses the issue of measuring compensation cost associated with Share Based Payment plans. This statement requires that all such plans, for public entities, be measured at fair value using an option pricing model whereas previously certain plans could be measured using either a fair value method or an intrinsic value method.  The revision is intended to increase the consistency and comparability of financial results by only allowing one method of application.  This revised standard is effective for the first interim or annual period beginning on or after June 15, 2005 for awards granted on or after the effective date. The adoption of this statement did not have a material effect on the financial position or results of operations.

In June 2004, FASB issued an exposure draft of a proposed Statement, “Fair Value Measurements” to provide guidance on how to measure the fair value of financial and non-financial assets and liabilities when required by other authoritative accounting pronouncements. The proposed statement attempts to address concerns about the ability to develop reliable estimates of fair value and inconsistencies in fair value guidance provided by current U.S. GAAP, by creating a framework that clarifies the fair value objective and its application in GAAP. In addition, the proposal expands disclosures required about the use of fair value to re-measure assets and liabilities. The standard would be effective for financial statements issued for fiscal years beginning after June 15, 2005.  The Company is evaluating the effect of this standard on its consolidated financial statements.

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

17.

Reconciliation to Accounting Principles

Generally Accepted in the United States - (Continued)

If US GAAP as allowed by Item 17 of Form 20F were followed, the effect on the consolidated balance sheet would be as follows:

	2005	2004
Total assets per Canadian GAAP	$ 15,708,656	$ 23,262,596
Unrealized gain on marketable securities (d)	206,587	159,262
Transitional impairment loss (Note 23)	1,945,786	1,945,786
Write down of oil and gas properties (e)	(3,326,491)	(2,200,588)
Total assets per US GAAP	$ 14,534,538	$ 23,167,056

Total liabilities per Canadian GAAP and US GAAP	$ 8,632,418	$ 16,097,577

Minority interest per Canadian and US GAAP	$ -	$ 75,141

Total shareholders' equity per Canadian GAAP	$ 7,076,238	$ 7,089,878
Accumulated other comprehensive income
Unrealized gain on marketable securities (d)	206,587	159,262
Deficit adjustment per US GAAP
Write down of oil and gas properties (e)	(1,380,705)	(254,802)
Total shareholders' equity per US GAAP	$ 5,902,120	$ 6,994,338

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

17.

Reconciliation to Accounting Principles

Generally Accepted in the United States - (Continued)

If US GAAP by Item 17 of Form 20F were followed, the effect on the consolidated statements of loss and comprehensive loss would be as follows:

	2005	2004	2003
Net loss from continuing operations
according to Canadian GAAP	$ (2,197,746)	$ (3,845,606)	$ (8,466,322)
Write down of oil and gas properties (e)	(1,125,903)	(1,156,588)	-

Net loss from continuing operations
according to US GAAP	(3,323,649)	(5,002,194)	(8,466,322)
Income from discontinued operations	2,034,997	1,627,664	418,846

Net loss according to US GAAP	(1,288,652)	(3,374,530)	(8,047,476)
Unrealized (loss) gain on
marketable securties (d)	47,325	108,650	108,650

Comprehensive net loss according to
US GAAP	$ (1,241,327)	$ (3,265,880)	$ (7996,864)

Basic and diluted net loss per common
share from continuing operations
according to US GAAP	$ (0.82)	$ (1.23)	$ (2.22)

Basic and diluted net loss per common
share according to US GAAP	$ (0.32)	$ (0.83)	$ (2.11)

Shares used in the computation of basic
and diluted earnings per share	4,059,009	4,059,009	3,806,224

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

18.

Subsequent Event

On July 15, 2005 the Company issued 15,000 stock options to a consultant of the Company. Of those options, 10,000 vest on July 15, 2006 and another 5,000 vest July 15, 2007. The options are exercisable for three years from the date of issue for common shares of the company at US$1.77 per share.

19.

Segmented Information

The Company's operations only segment is oil and gas exploration and production.  All reportable segments are located in Canada. Previously the Company operated an Industrial and Offshore Division. This segment was disposed of during the year (See Note 12 – Discontinued Operations).

20.

Contingent Liability

In 1998 a statement of claim was filed against the Company by a former financial adviser alleging breach of contract.  The plaintiff has claimed for special damages in the amount of approximately $230,000 (US $184,197) and entitlement to a success fee of 1% of the gross debt/equity financing of the Andhra Pradesh project less up to 20% of any corporate contributions by the Company or its affiliates.  Management believes that the claim is without merit and has filed a counter claim.  No correspondence or activity has transpired since 2000 and management believes that the plaintiff has abandoned the litigation.  No provision has been made in these financial statements for this claim.

21.  Oakwell Claim Payable

In March 1997, Oakwell Engineering Limited, a Singapore corporation ("Oakwell"), and the Andhra Pradesh State Electricity Board of the state of Andhra Pradesh, India (the "APSEB") executed two identical Power Purchase Agreements (“PPA’s”), providing for Oakwell and/or its sponsors to build, own and operate two identical 100 mega watt ("MW") net capacity diesel generator barge mounted power plants ("BMPPs"), fueled by furnace oil (total 200 MW net capacity) and sell electricity to APSEB on a take-or-pay basis for 15 years.  In June 1997, the Company and Oakwell formed an 87.5%/12.5% joint venture and incorporated an Indian company, EPS Oakwell Power Limited ("EOPL") (now known as KEOPL), to implement the provisions of the PPA’s.  Disputes rose between the Company and Oakwell and a Settlement Agreement was reached in December 1998 under which Oakwell sold the Company all of Oakwell's interest in the PPA’s and in EOPL.

In July 2002, Oakwell claimed the Company was in breach of the Settlement Agreement and in August 2002, the Company was named as a defendant in the High Court of Singapore, in the matter of Oakwell vs. the Company.  On October 16, 2003 the High Court of the Republic of Singapore ordered the Company to pay Oakwell US $5,657,000 (approximately CDN $6,933,219 at June 30, 2005) plus costs (the “Judgment”). On November 13, 2003 the Company appealed the Judgment to the Court of Appeal of the Republic of Singapore. That Court, which is the final Court of Appeal for Singapore, dismissed the appeal on April 27, 2004.

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

21.

Oakwell Claim Payable (Continued)

On June 21, 2004, Oakwell filed an Application with the Superior Court of Justice for the Province of Ontario, Canada (the “Superior Court”) seeking to enforce the Judgment in Ontario. On August 30, 2004, the Company filed an Application with the Superior Court for a declaration that the Judgment is not enforceable in the Province of Ontario. The hearing of the Applications was held December 6-9, 2004. On June 27, 2005 the Superior Court judge rendered his decision that the Judgment was enforceable in Ontario with costs and on August 2, 2005 the Superior Court issued the formal Order.

On July 13, 2005, the Company filed a Notice of Appeal of the August 2, 2005 Order of the Superior Court with the Court of Appeal for the Province of Ontario.  The Company anticipates the hearing of the Appeal to be held in early 2006 and the decision of the Court of Appeal to be rendered by the end of 2006.

A provision of CDN $7,956,346 at June 30, 2005 has been made to the Company’s financial statements in relation to the Judgment.

On January 12, 2005, Oakwell filed an Execution Petition before the Hon’ble High Court of Delhi, India against the Company for enforcement of the Judgment and an application for interim relief seeking attachment of the Company’s 11,848,200 KEOPL Shares, 100% of the shares of the EPS Karnataka, which owns 97% of EIPCL.

On September 9, 2005 the Hon’ble High Court of Delhi, India adjourned Oakwell’s Execution Petition to attach the Company’s holdings of KEOPL Shares, EPS Karnataka shares and EIPCL but ordered that if the Company receives any payments from the sale of it’s KEOPL Shares, then the proceeds shall be deposited in the Company’s account held in a Public Sector Bank in India or invested only in Government of India securities until the disposal of Oakwell’s Execution Petition. The Execution Petition is ongoing and the hearing has been adjourned to February 3, 2006.

In the event Oakwell be successful in India in attaching the Company’s KEOPL Shares, EPS Karnataka Shares and EIPCL, the Company may not enjoy any potential future gains on a sale of its investment in EIPCL, which has been accounted for as discontinued operations and carried on the Company’s balance sheet as nil.

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

22.

Related Party Transactions

During the year, a company controlled by a Director of the Company was awarded $37,500 (2004 - $42,000) as compensation for services rendered during the year on behalf of the Company.

During the year, a Director of the Company was awarded US$55,000 (2003 – Cdn$90,000) as compensation for services rendered during the year on behalf of the Company.

Included in accounts receivable are advances due from an officer of the Company’s subsidiary of $ nil  (2004 - $2,815).

These transactions are in the normal course of business of the Company and measured at the exchange amount.

23.

Change in Accounting Policy

(a)

Stock Options

Effective July 1, 2004, the Company adopted the recommendations of the CICA Handbook Section 3870 “Stock Based Compensation and Other Stock-Based Payments”. This section was amended to require the expensing of all stock based compensation awards for fiscal years beginning after January 1, 2003. The Company has chosen to adopt the recommendation prospectively thereby recording the fair value of the stock options issued since July 1, 2004 in the income statement using the Black-Scholes option-pricing model. As a result of applying the new accounting policy the Company recorded a stock option benefit of $149,109 (See Note 10).

(b)

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

24.

Comparative Figures

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the fiscal 2005 presentation.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
ENERNORTH INDUSTRIES INC. /s/ Sandra Hall By"Sandra J. Hall" Sandra J. Hall, President
Date: September 28, 2005

Exhibit 12.1

CERTIFICATION

I, Sandra J. Hall, President, certify that:

1.

I have reviewed this annual report on Form 20-F of EnerNorth Industries Inc. (formerly Energy Power Systems Limited);

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

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:      September 28, 2005

By:          /s/ Sandra Hall

Sandra J. Hall

PRESIDENT

ENERNORTH INDUSTRIES INC.

Exhibit 12.2

CERTIFICATION

I, Scott T. Hargreaves, Chief Financial Officer, certify that:

1.

I have reviewed this annual report on Form 20-F of EnerNorth Industries Inc. (formerly Energy Power Systems Limited);

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

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:    September 28, 2005

By:    /s/ Scott Hargreaves

SCOTT T. HARGREAVES

CHIEF FINANCIAL OFFICER

ENERNORTH INDUSTRIES INC.

Exhibit 13.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of EnerNorth Industries Inc. (formerly Energy Power Systems Limited) (the "Company") for the year ended June 30, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Sandra J. Hall, President of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:          /s/ Sandra Hall

Sandra J. Hall, President

ENERNORTH INDUSTRIES INC.

Exhibit 13.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of EnerNorth Industries Inc. (formerly Energy Power Systems Limited) (the "Company") for the year ended June 30, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Scott T. Hargreaves, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:

       /s/ Scott Hargreaves

Scott T. Hargreaves, Chief Financial Officer

ENERNORTH INDUSTRIES INC.