Form 20-F
ENERNORTH INDUSTRIES INC
filed 2006-10-06
CIK 1049021

As filed with the Securities and Exchange Commission on October 5, 2006

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 20-F
(Mark One)

☐    Registration Statement pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

☒        Annual Report pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

    For the fiscal year ended June 30, 2006

☐        Transition Report pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

☐        Sell Company Report pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

            Date of event requiring this shell company report.............................

    For the transition period from ________ to _________

    Commission file number: 0-29586

EnerNorth Industries Inc.
(Exact name of Registrant as specified in its charter)

Province of Ontario, Canada
(Jurisdiction of incorporation or organization)

1 King Street West, Suite 1502, Toronto, Ontario, M5H 1A1
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares, no par value    The American Stock Exchange
Title of each class     Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report:

4,272,009 Common Shares as of June 30, 2006

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐     No  ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒     No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐  Accelerated filer  ☐    Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☒    Item 18 ☐

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes  ☐  No ☒

(Applicable only to Issuers involved in bankruptcy proceedings during the past five years)

- -

ENERNORTH INDUSTRIES INC. Form 20-F Annual Report Table of Contents

PART I

ITEM 1	Identity of Directors, Senior Management and Advisers	5
	A. Directors and Senior Management	5
	B. Advisers	5
	C. Auditors	5

ITEM 2	Offer Statistics and Expected Timetable	5
	A. Offer Statistics	5
	B. Method and Expected Timetable	5

ITEM 3	Key Information	5
	A. Selected Financial Data	5
	B. Capitalization and Indebtedness	10
	C. Reasons for the Offer and Use of Proceeds	10
	D. Risks Factors	10

ITEM 4	Information on the Company	22
	A. History and Development of the Company	22
	B. Business Overview	29
	C. Organizational Structure	30
	D. Property, Plants and Equipment	30

ITEM 4A	Unresolved Staff Comments	37

ITEM 5	Operating and Financial Review and Prospects	37
	A. Operating Results	41
	B. Liquidity and Capital Resources	46
	C. Research and Development, Patents and Licenses	47
	D. Trend Information	48
	E. Off-balance Sheet Arrangements	48
	F. Tabular Disclosure of Contractual Obligations	48
	G. Safe Harbor	49

ITEM 6	Directors, Senior Management and Employees	58
	A. Directors and Senior Management	58
	B. Compensation	61
	C. Board Practices	64
	D. Employees	72
	E. Share Ownership	73

ITEM 7	Major Shareholders and Related Party Transactions	74
	A. Major Shareholders	74
	B. Related Party Transactions	74
	C. Interests of Experts and Counsel	75

ITEM 8	Financial Information	76
	A. Consolidated Statements and Other Financial Information	76
	B. Significant Changes	79

ITEM 9	The Offer and Listing	79
	A. Offer and Listing Details	79
	B. Plan of Distribution	81
	C. Markets	81
	D. Selling Shareholders	81
	E. Dilution	81
	F. Expenses of the Issue	81

ITEM 10	Additional Information	81
	A. Share Capital	81
	B. Memorandum and Articles of Association	82
	C. Material Contracts	84
	D. Exchange Controls	85
	E. Taxation	86
	F. Dividends and Paying Agents	89
	G. Statement by Experts	89
	H. Documents on Display	90
	I. Subsidiary Information	90

ITEM 11	Quantitative and Qualitative Information about Market Risk	90

ITEM 12	Description of Securities Other than Equity Securities	92
	A. Debt Securities	92
	B. Warrants and Rights	92
	C. Other Securities	92
	D. American Depositary Shares	92

	PART II

ITEM 13	Defaults, Dividend Arrearages and Delinquencies	92

ITEM 14	Material Modifications to the Rights of
	Security Holders and Use of Proceeds	92
ITEM 15	Controls and Procedures	92
ITEM 16	Reserved	93
ITEM 16A	Audit Committee Financial Expert	93
ITEM 16B	Code of Ethics	93
ITEM 16C	Principal Accountant Fees and Services	93
ITEM 16D	Exemptions From the Listing Standards for Audit Committees	94
ITEM 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	94
ITEM 17	PART III Financial Statements	94
ITEM 18	Financial Statements	94

ITEM 19	Exhibits	94

PART I

Forward-Looking Statements

Certain statements contained in this Annual Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company's current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See, in general, "Item 3D. Key Information — Risk Factors" below.) The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances unless required by securities law.

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

ITEM 3  KEY INFORMATION

ITEM 3.A. SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data of EnerNorth Industries Inc. ("EnerNorth" or the "Company") for its twelve-month fiscal periods ended June 30, 2002, June 30, 2003 June 30, 2004, June 30, 2005 and June 30, 2006, and are presented pursuant to Canadian Generally Accepted Accounting Principles ("Canadian GAAP").

The selected consolidated statement of operations data set forth below are for the twelve-month fiscal periods ended June 30, 2002, June 30, 2003, June 30, 2004, June 30, 2005 and June 30, 2006, and the selected consolidated balance sheet data set forth below are as of June 30, 2002 through June 30, 2006. The June 30, 2002, June 30, 2003, June 30, 2004, June 30, 2005 and June 30, 2006 statement of operations data and June 30, 2002, June 30, 2003, June 30, 2004, June 30, 2005 and June 30, 2006 balance sheet data are derived from the consolidated financial statements of the Company, which have been audited by BDO Dunwoody LLP, Chartered Accountants. The consolidated balance sheet data set forth below at June 30, 2002, June 30, 2003 and June 30, 2004 and statement of operations data for the years ended June 30, 2003 and June 30, 2002 are derived from audited financial statements not included elsewhere in this Annual Report.

The selected financial data should be read in conjunction with the consolidated financial statements of the Company for the years ended June 30, 2006, June 30, 2005 and June 30, 2004 included elsewhere in this Annual Report and with "Item 5 - Operating and Financial Review and Prospects" below.

EnerNorth Industries Inc.

Presented Pursuant to Canadian Generally Accepted Accounting Principles

(Canadian $000s, Except % Items and Per Share Data)

	(Audited)
	As of and for the Twelve Month Period Ended June 30,
	2002	2003	2004	2005	2006
Statement of Operations Data:

Financial INFORMATION:
Oil and gas revenue	$ 540,735	$ 673,573	$ 765,941	$ 946,655	$ 1,169,988
Less: royalties	92,272	93,824	106,485	201,172	189,720
Net revenue	448,463	579,749	659,456	745,483	980,268

Operating and transportation	260,599	279,189	292,275	399,795	394,863
Depletion and accretion	376,622	416,937	458,230	691,539	729,856
Administrative expenses	1,627,838	2,023,237	1,921,385	2,221,343	2,198,024
Interest	4,925	5,215	4,812	2,020	6,968
Income (loss) from operations...	(1,821,521)	(2,144,829)	(2,017,246)	(2,569,214)	(2,349,443)
Other items	(1,004,509)	5,830,915	1,828,360	(371,468)	1,116,461
Income tax	502,000	490,578	-	-	(457,159)
Net loss from operations before discontinued operations	(1,319,012)	(8,466,322)	(3,845,606)	(2,197,746)	(3,008,745)
Income (loss) and gain (loss) on disposition of discontinued operations (1)	187,642	418,846	1,627,664	2,034,997	-
Net loss for the year	(1,131,370)	(8,047,476)	(2,217,942)	(162,749)	(3,008,745)
Weighted average common shares outstanding(2)	2,212,795	3,806,224	4,059,009	4,059,009	4,099,883
Net loss from continuing operations per share (2)	($0.60)	($2.22)	($0.95)	($0.54)	($0.73)
Net loss per share (2)	($0.51)	($2.11)	($0.55)	($0.04)	($0.73)

- -

	As of and for the Twelve Month Period Ended June 30,
	2002	2003	2004	2005	2006
Other Financial Data:

Cash flows provided by (used in)
Operating activities	(2,020,541)	621,878	(3,052,995)	4,625,926	(789,226)
Investing activities	(2,998,503)	(896,749)	(2,660,646)	3,046,194	(4,787,912)
Financing activities	9,387,044	1,393,533	(415,329)	(2,986,118)	358,138

Purchase of oil and gas properties for cash	2,759,206	354,625	1,740,154	1,001,743	6,535,176

Balance Sheet Information:
Working capital (deficiency)	$7,313,998	$777,076	$814,985	(101,057)	(6,915,974)
Total assets	25,415,063	28,834,961	23,262,596	15,708,656	15,198,471
Due to shareholders, less current portion	-	-	-	-	-
Total long-term debt, less current portion	501,670	528,020	542,109	-	152,924
Non-controlling interest	-	-	75,141	-	-
Shareholders' equity (net assets)	18,058,682	11,253,606	7,089,878	7,076,238	4,542,157
____________________

(1)
During fiscal 2005 the Company sold its interests in M&M Engineering Limited (“M&M”). As a result the Industrial & Offshore Division has been treated as discontinued operations for accounting purposes, and prior years' statements of operations have been restated.

(2) Adjusted for a three-for-one share consolidation effective February 11, 2003.

The following table sets forth selected consolidated financial data of the Company as set forth in the preceding table, as reconciled pursuant to United States Generally Accepted Accounting Principles as allowed by Item 17 of Form 20F:

EnerNorth Industries Inc.

Presented Pursuant to United States Generally Accepted Accounting Principles

(Canadian $000s, Except % Items and Per Share Data)

	(audited)
	As of and for the Twelve Month Period Ended June 30,
	2002	2003	2004	2005	2006

Statement of Operations Data:
Financial INFORMATION:
Oil and gas revenue	$ 540,735	$ 673,573	$ 765,941	$ 946,655	$1,169,988
Less: royalties	92,272	93,824	106,485	201,172	189,720
Net revenue	448,463	579,749	659,456	745,483	980,268

Operating and transportation	260,599	279,189	292,275	399,795	394,863
Depletion and accretion	1,420,622	416,937	1,614,818	1,817,442	5,566,679
Administrative expenses	1,739,009	2,023,237	1,921,385	2,221,343	2,198,024
Interest	160,105	5,215	4,812	2,020	8,071
Income (loss) from operations...	(3,131,872)	(2,144,829)	(3,173,834)	(3,695,117)	(7,187,369)
Other items	(1,004,509)	5,830,915	1,828,360	(371,468)	(1,347,615)
Income tax	502,000	490,578	-	-	(457,159)
Net loss from operations before discontinued operations	(2,629,363)	(8,466,322)	(5,002,194)	(3,323,649)	(5,382,595)
Income (loss) and gain (loss) on disposition of discontinued operations (1)	187,642	418,846	1,627,664	2,034,997	-
Cumulative effect of a change in accounting principle	2,056,832	-	-	-	-
Net loss for the year	(2,441,721)	(8,047,476)	(3,374,530)	(1,288,652)	(5,382,595)
Deemed dividend on preferred shares	-	-	-	-	-
Net loss available for common shareholders	(2,441,721)	(8,047,476)	(3,374,530)	(1,288,652)	(5,382,595)
Weighted average common shares outstanding(2)	2,212,795	3,806,224	4,059,009	4,059,009	4,099,883
Net loss from continuing operations per share	($1.19)	($2.22)	($1.23)	($0.82)	($1.31)
Net loss per share	($1.10)	($2.11)	($0.83)	($0.32)	($1.31)

	As of and for the Twelve Month Period Ended June 30,
	2002	2003	2004	2005	2006

Other Financial Data:

Cash flows provided by (used in)
Operating activities	(2,020,541)	621,878	(3,052,995)	4,625,926	(789,226)
Investing activities	(2,998,503)	(896,749)	(2,660,646)	3,046,194	(4,787,912)
Financing activities	9,387,044	1,393,533	(415,329)	(2,986,118)	358,138

Purchase of oil and gas properties for cash	2,759,206	354,625	1,740,154	1,001,743	6,535,176

Balance Sheet Information:
Working capital (deficiency)	7,313,998	827,688	923,635	105,530	(6,915,974)
Total assets	24,270,103	27,841,573	23,167,056	14,534,538	11,445,019
Due to shareholders, less current portion	-	-	-	-	-
Total long-term debt, less current portion	501,670	528,020	542,109	-	74,267
Non-controlling interest	-	-	75,141	-	-
Shareholders' equity (net assets)	17,014,682	10,260,218	6,994,338	5,902,120	867,362
____________________

(1)
During fiscal 2005 the Company sold its interests in M&M Engineering Limited (“M&M”). As a result the Industrial & Offshore Division has been treated as discontinued operations for accounting purposes, and prior years' statements of operations have been restated.

(2) Adjusted for a three-for-one share consolidation effective February 11, 2003.

Exchange Rate Information

The Company's accounts are maintained in Canadian dollars. In this Annual Report, all dollar amounts are expressed in Canadian dollars except where otherwise indicated.

The exchange rate used for the purpose of this Annual Report (other than financial statement information) for the conversion of Canadian dollars ("CDN $") into United States dollars ("US $") was US $0.8953353 as of September 18, 2006). The following table sets forth the exchange rates for the conversion of one Canadian dollar into one United States dollar at the end of the following periods, the high and low rates of exchange for such periods, and the average exchange rates for the periods (based upon the average of the exchange rates on the last day of each month during the periods). The rates of exchange set forth below are derived from the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The source of this data is the Federal Reserve Bulletin and Digest.

	2006	2005	2004	2003	2002
Period End	0.82	0.82	0.75	0.75	0.66
Low	0.80	0.74	0.70	0.63	0.62
High	0.91	0.85	0.78	0.75	0.66
Average*	0.86	0.80	0.75	0.67	0.64

*Calculated by using the average of the exchange rates on the last day of each month during the period.

Year 2006	September	August	July	June	May	April	March

High	0.90	0.90	0.89	0.90	0.91	0.89	0.88
Low	0.88	0.88	0.87	0.88	0.89	0.85	0.85

The rate of exchange for the conversion of United States dollars into Canadian dollars at September 18, 2006 was (US $1 = CDN $1.1169).

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

General Risk Factors

Need for additional capital. Exploration, development and acquisition of oil and gas reserves is a capital-intensive business. The Company makes, and will continue to make, substantial expenditures for exploration and development of oil and gas. Historically, the Company has financed operations primarily with proceeds from the sale of its equity securities in private offerings. The Company expects to satisfy its working capital requirements from cash flow and by raising capital through public or private sales of debt or equity securities, debt financing or short-term loans, or a combination of the foregoing. The Company has no current arrangements for obtaining additional capital, and no assurance can be given that the Company will be able to secure additional capital, or on terms which will not be objectionable to the Company or its then existing shareholders. Under such circumstances, the failure or inability of the Company to obtain additional capital on acceptable terms or at all could have a material adverse effect on the Company. As of the date of this Annual Report the Company also has an unfunded liability in the amount of approximately CDN $6,186,971 in relation to a Judgment against the Company (See “Oakwell Litigation”, “Item 5 - Operating and Financial Review and Prospects - Critical Accounting Estimates” and “Item 8.A.7. - Litigation” below). If the Judgment is enforced in Canada, the Company’s financial condition would be materially and adversely affected.

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

Foreign exchange. Because energy commodity prices are primarily priced in US dollars, a portion of our revenue stream is affected by U.S./Canadian dollar exchange rates. We do not hedge this exposure. While to date this exposure has not been material it may become so in the future. The Oakwell Engineering Limited Claim is priced in US dollars and costs are priced in Singapore dollars. The Company maintains a nominal balance of US currency. These US and Singapore denominated balances are susceptible to changes in the exchange rate between Canada and the US and Canada and Singapore.

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

Oakwell Litigation Canada/India

In March 1997, Oakwell Engineering Limited (“Oakwell”) and the Andhra Pradesh State Electricity Board (“APSEB”) executed two identical Power Purchase Agreements (“PPAs”) providing for Oakwell to build, own and operate two identical 100 MW net capacity diesel generator barge mounted power plants, fueled by furnace oil (total 200 MW net capacity) and sell electricity to APSEB on a take-or-pay basis for 15 years (the “Project”). In June 1997, the Company and Oakwell formed an 87.5% - 12.5% joint venture and then incorporated an Indian company, EOPL (now known as KGPL), to implement the provisions of the PPAs. Disputes rose between the Company and Oakwell regarding the time taken to obtain financing for the Project and a Settlement Agreement was reached in December 1998 under which Oakwell sold the Company all of Oakwell's interest in the PPAs and in EOPL.

In July 2002, Oakwell claimed the Company was in breach of the Settlement Agreement over the same issue settled by the Settlement Agreement and in August 2002 the Company was named as a defendant in the High Court of Singapore, in the matter of Oakwell vs. the Company, Suit No. 997 of 2002/V. On October 16, 2003 the High Court of Singapore ordered the Company to pay Oakwell US $5,657,000 plus costs (the “Judgment”). On November 13, 2003 the Company appealed the Judgment to the Court of Appeal of the Republic of Singapore (Civil Appeal No. 129 of 2003/Y). That Court, which is the final Court of Appeal for Singapore, dismissed the appeal from the bench on April 27, 2004.

Canada

On June 21, 2004, Oakwell filed an Application with the Ontario Superior Court of Justice seeking an order recognizing and enforcing the Judgment in Ontario (Court File No.04-CV-271121 CM3). On August 30, 2004, the Company filed an Application with the Ontario Superior Court of Justice for a declaration that the Judgment cannot be recognized and enforced in the Province of Ontario (Court File No.04-CV-274860 CM2) on the basis that Singapore does not adhere to the Rule of Law and that the Singapore litigation did not provide the Company with an independent and impartial judiciary and accordingly could not be given the full faith and credit of the Canadian courts. The Applications were heard on December 6-9, 2004 before the Honourable Mr. Justice Day.

On January 10, 2005, after the Company publicly announced its intention to sell its engineering and offshore subsidiary, M&M Engineering Limited (“M&M”), Oakwell brought a motion in the Ontario proceedings seeking to prevent the Company from disposing of or encumbering assets equal to the Canadian dollar equivalent of the Judgment from the proceeds of the sale of M&M. On January 27, 2005, that motion was withdrawn and the Company agreed to provide Oakwell with 5 days notice before execution of any transaction or series of related transactions exceeding $2.4 million from the proceeds from the sale of M&M.

On June 27, 2005 Justice Day released his decision, in which he granted Oakwell's Application with costs, and dismissed the Company's Application. The formal Order granting recognition and enforcement to the Judgment was issued August 2, 2005.

On July 13, 2005, the Company filed a Notice of Appeal with respect to Justice Day's decision with the Court of Appeal for the Province of Ontario (“Court of Appeal”) (Court of Appeal File Number C43898). The appeal was heard April 10, 2006. On June 9, 2006 the Court of Appeal rendered its decision, dismissing the Company's appeal with costs.

On July 18, 2006 the Company brought a motion before the Court of Appeal (Court of Appeal File Number: M33962) seeking a stay of execution of the decision of the Court of Appeal pending the Company’s application to the Supreme Court of Canada for leave to appeal, and, should leave be granted, the appeal itself. On July 28, 2006 the Court of Appeal granted the Company's motion for a stay of execution on the condition that the Company pay CDN$1,500,000 into Court on or before September 8, 2006. The Company paid this amount into Court on September 7, 2006.

On September 8, 2006 the Company filed its application for leave to appeal to the Supreme Court of Canada (Supreme Court of Canada Court File Number: 31620). The Supreme Court of Canada will only grant leave if it is persuaded that the case raises issues of public importance.  The Court's decision on the leave application is not expected until late 2006 or early 2007.

India

On January 12, 2005, Oakwell filed an Execution Petition before the Hon’ble High Court of Delhi, India (“Delhi Court”) which was served on February 14, 2005 against the Company for enforcement of the Singapore Judgment in India against certain assets of the Company alleged located in India (Execution Petition No. 22/2005) and an application for interim relief seeking attachment of certain assets of the Company including its Konaseema Gas Power Limited (“KGPL”) Shares.

On May 23, 2005, the Delhi High Court ordered that if VBC Ferro Alloys Ltd. (“VBC”) purchases the Company’s KGPL shares the sale proceeds shall be kept in India and on September 9, 2005 the Delhi Court further ordered that if the Company receives any payments from VBC from the sale of it’s KGPL Shares, then the proceeds shall be deposited in the Company’s account held in a Public Sector Bank in India or invested only in Government of India securities until the disposal of Oakwell’s Execution Petition. This order became infructuous upon the Company withdrawing its Execution Petition against VBC and not otherwise receiving any payment from VBC by way of sale of KGPL shares.

On August 29, 2006 the Delhi Court dismissed the objections filed by the Company (Execution Application No. 385/2005) as to the maintainability of the Execution Petition and questioning the Jurisdiction of Delhi Court. The Company filed a Review Petition (Execution Application 474/2006) and a Stay Petition (Execution Application 475/2006) against the Order of August 29, 2006 and a hearing is scheduled for October 13, 2006.

On September 7, 2006 Oakwell filed (Execution Application 482/2006) for interim relief, seeking restraint on the disposal of the Company’s KGPL shares and other assets. On September 18, 2006 the Delhi Court ordered that until October 13, 2006 the date of next hearing, the Company shall not deal with, transfer or alienate the KGPL shares or other assets.

The Execution Petition and related applications are ongoing. (See “Item 5 - Operating and Financial Review and Prospects - Critical Accounting Estimates” and “Item 8A7 - Litigation” below).

Investment in Marketable Securities The Company’s investments in Marketable Securities is carried at the lower of cost or market value. The actual market value is determined by external factors that are beyond the control of the Company and may fluctuate materially. Causes of fluctuation include but are not isolated to changes in oil and gas commodities as much of the Company's portfolio is dominated by oil and gas investments. The portfolio is also influenced by the individual performance of each company as well as the performance of the overall market and economy. As a result, the Company could be exposed to a significant decline in the market value of its entire investment in marketable securities. If the market value of its marketable securities decreased significantly it would have a material adverse effect on the income and cash flow of the Company.

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

Restrictions on development and production as a non-operator. The Company holds minority interests in certain of its properties, and therefore cannot control the pace of an exploration/development program effecting the drilling of wells, or a plan for development and production. If a majority partner decides to accelerate development of a program it may exceed the Company's ability to meet its share of costs at a faster pace than anticipated, and may surpass the Company's ability to further finance its ongoing proportional obligation to fund costs. If the Company were unable to meet its funding obligations with respect to one or more prospect(s), its proportional working interest in such prospect(s) would be diluted.

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

Lower oil and gas prices increase the risk of ceiling limitation write-down. During 2004, the Company adopted the recommendations of the new CICA Handbook guideline AcG-16. As a result of applying the new standards, management determined that a transitional impairment loss of CDN $1,945,786 should be recorded as at July 1, 2003. At June 30, 2006, the Company recorded an additional write down of CDN$2,692,798. There is an ongoing risk that we will be required to write down the carrying value of oil and gas properties when oil and gas prices are low or volatile. We may experience additional ceiling test write-downs in the future (See “Item 5.G - Safe Harbour - Critical Accounting Policies - Oil and gas accounting and reserve estimates” below).

Uncertainty of estimates of reserves and future events. Certain statements included in this Annual Report contain estimates of the Company's oil and gas reserves and the discounted future net revenues from those reserves, as prepared by independent petroleum engineers and/or the Company. There are numerous uncertainties inherent in such estimates including many factors beyond the control of the Company. The estimates are based on a number of assumptions including constant oil and gas prices, and assumptions regarding future production, revenues, taxes, operating expenses, development expenditures and quantities of recoverable oil and gas reserves. Such estimates are inherently imprecise indications of future net revenues, and actual results might vary substantially from the estimates based on these assumptions. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves. In addition, the Company's reserves might be subject to revisions based on upon future production, results of future exploration and development, prevailing oil and gas prices and other factors. Moreover, estimates of the economically recoverable oil and gas reserves, classifications of such reserves and estimates of future net cash flows prepared by independent engineers at different times may vary substantially. Information about reserves constitutes forward-looking statements.

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

Interruption from Severe Weather. The Company’s operations are conducted principally in the central region of Alberta, and the northeastern region of British Columbia and in Saskatchewan. The weather in these areas can be extreme and can cause interruption or delays in our drilling and construction operations.

Dependence on Third-Party Pipelines. In fiscal 2006, substantially all our sales of natural gas production was effected through deliveries to local third-party gathering systems to processing plants. In addition, the Company relies on access to inter-provincial pipelines for the sale and distribution of substantially all of our gas. As a result, a curtailment of our sale of natural gas by pipelines or by third-party gathering systems, an impairment of our ability to transport natural gas on inter-provincial pipelines or a material increase in the rates charged to us for the transportation of natural gas by reason of a change in federal or provincial regulations or for any other reason, could have a material adverse effect upon us. In such event, we would have to obtain other transportation arrangements. There can be no assurance that we would have economical transportation alternatives or that it would be feasible for us to construct pipelines. In the event such circumstances were to occur, our operating netbacks from the affected wells would be suspended until, and if, such circumstances could be resolved.

Operating Hazards and Uninsured Risks. The oil and gas business involves a variety of operating risks, including fire, explosion, pipe failure, casing collapse, abnormally pressured formations, adverse weather conditions, governmental and political actions, premature reservoir declines, and environmental hazards such as oil spills, gas leaks and discharges of toxic gases. The occurrence of any of these events with respect to any property operated or owned (in whole or in part) by us could have a material adverse impact on us. The Company and the operators of our properties maintain insurance in accordance with customary industry practices and in amounts that we believe to be reasonable. However, insurance coverage is not always economically feasible and is not obtained to cover all types of operational risks. The occurrence of a significant event that is not insured or insured fully could have a material adverse effect on our financial condition.

Restoration, Safety and Environmental Risk. Our operations are primarily in western Canada and, in particular, the western provinces of Alberta, British Columbia and Saskatchewan. Certain laws and regulations exist that require companies engaged in petroleum activities to obtain necessary safety and environmental permits to operate. Such legislation may restrict or delay us from conducting operations in certain geographical areas. Further, such laws and regulations may impose liabilities on us for remedial and clean-up costs, personal injuries related to safety and environmental damages, such liabilities collectively referred to as “asset retirement obligations”.

To ensure that the Company provides for future estimated asset retirement obligations, the Company has estimated the future cost to clean up all its wellsite facilities to be CDN $422,883 and the current cost to be CDN $285,219 using a credit-adjusted risk free discount rate of 5 percent at June 30, 2006. While the Company cannot predict the ultimate cost, the Company’s independent engineering consultants assist us in assessing its total asset retirement obligations related to removal and clean-up costs. While the Company’s safety and environmental activities have been prudent in managing such risks, there can be no assurance that the Company will always be successful in protecting itself from the impact of all such risks.

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

Risk Factors Relating to Investments in Independent Power Projects in India

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

Uncertain political and economic conditions could affect our investments. General political and economic conditions in India could significantly affect the project's prospects. The economies of India differ significantly from the economies of other developed countries in many respects, including levels of capital reinvestment, growth rate, government involvement, resource allocation, rate of inflation and balance of payments position in international trade. The success of the Indian projects may depend upon the existence of a political, and judicial economic environment, which will accommodate project development. In addition, future government actions in India concerning the operation and regulation of power plants have and will have a significant effect on project operations. There can be no assurance that future government actions over which we have no control will not materially adversely affect a project's operations.

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

Recoverability of Foreign Investment. As of the date of this Annual Report, the Company owns 12,348,200 common shares of KGPL, which is developing a power project in Andhra Pradesh, India. These KGPL Shares are being held as an investment, and the Company estimates that the carrying amount of the investment in KGPL will be fully recovered. However, the actual recoverable amount is dependent upon future events and foreign exchange and could differ materially from the amount estimated by management. (See “Item 5 - Operating and Financial Review and Prospects - Critical Accounting Estimates” and “Item 8A-7 - Litigation” below).

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

Litigation costs. To date the Company has incurred significant costs related to defending the Oakwell Claim. The Company's operating results may in the future fluctuate significantly depending upon a number of factors including the timing of litigation expenditures incurred. Such variability could have a material adverse effect on the Company's business, financial condition and results of operations.

Public trading market. There is only a limited public market for the Company's Common Stock, and no assurance can be given that a broad and/or active public trading market will develop or be sustained. The Company's Common Stock trades on the American Stock Exchange (“AMEX”) and the Frankfurt Stock Exchange. However, there can be no assurance that the Company will continue to meet and maintain listing requirements on either stock exchange. In addition, apart from automatic listing exemptions, the Common Stock has not been qualified under any applicable state blue-sky laws, and the Company is under no obligation to so qualify the Common Stock, or otherwise to take action to improve the public market for such securities. The Company's Common Stock could have limited marketability due to any of the following factors, each of which could impair the market for such securities: (i) lack of profits, (ii) need for additional capital, (iii) the limited public market for such securities; (iv) the applicability of certain resale requirements under the US Securities Act of 1933, as amended; (v) applicable blue sky laws, (vi) litigations and judgments and the other factors discussed in this Risk Factors section.

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

We will incur significant costs as a result of being a public company. As a public company, we incur significant accounting, legal, governance, compliance and other expenses that private companies do not incur. In addition, the Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the Securities and Exchange Commission have required changes in corporate governance practices of public companies. The Company expects these rules and regulations to increase its legal, audit and financial compliance costs and to make some activities more time-consuming and costly. For example, as a public company, we are required to create additional board committees and adopt policies regarding internal controls and disclosure controls and procedures. In addition, the Company has incurred additional costs associated with our public company reporting requirements. The Company also expects these rules and regulations to make it more difficult and more expensive for the Company to obtain director and officer liability insurance and the Company may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified persons to serve on our board of directors or as executive officers.

If we fail to comply in a timely manner with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 or to remedy any material weaknesses in our internal controls that we may identify, such failure could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our Common Stock. The Company is in the process of assessing the effectiveness of its internal control over financial reporting in connection with the rules adopted by the Securities and Exchange Commission under Section 404 of the Sarbanes-Oxley Act of 2002. Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 is required in connection with the filing of the Company’s Annual Report on Form 20-F for the fiscal year ending June 30, 2008 assuming the Company does not qualify as an accelerated filer. While management anticipates expending significant resources in an effort to complete this important project, there can be no assurance that the Company will be able to achieve its objective on a timely basis. There also can be no assurance that our auditors will be able to issue an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting.

In addition, in connection with the Company’s on-going assessment of the effectiveness of its internal control over financial reporting, the Company may discover “material weaknesses” in its internal controls as defined in standards established by the Public Company Accounting Oversight Board (“PCAOB”). A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The PCAOB defines “significant deficiency” as a deficiency that results in more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected.

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

Potential issuance of additional stock. At the Annual and Special Meeting of Shareholders held on November 14, 2005, shareholders approved a resolution permitting the Company to issue up 4,059,009 shares of Common Stock in one or more private placements to be completed on or before November 13, 2006. At an Annual and Special Meeting of Shareholders scheduled for November 7, 2006, management will seek shareholder approval to issue up to 4,272,009 shares of Common Stock pursuant to one or more private placement, acquisitions or equity credit lines to be completed on or before October 30, 2007.

In December 2002, a majority of the Company’s shareholders approved a resolution authorizing the Company to issue up to 20% of the outstanding shares of Common Stock from time to time (or a total of 705,243 shares) in connection with the Company’s Stock Option Plan (the “Option Plan”). At an Annual and Special Meeting of Shareholders scheduled for November 7, 2006, management will seek shareholder approval for an amendment to the Option Plan to, among other things, increase the maximum aggregate number of shares of Common Stock reserved for issuance under the Option Plan, to an amount equal to 20% of the outstanding shares of Common Stock (or a total of 854,402 shares). The Company currently has reserved 705,243 shares of Common Stock reserved for issuance under the Option Plan.

As of the date of this Annual Report, 600,000 of such options are issued.

On September 6, 2006 Company entered into a Share Purchase Agreement with 1211115 Alberta Ltd. (“1211115”) and the shareholders of 1211115 to acquire all the issued and outstanding shares of 1211115. The Company agreed to issue to the shareholders of 1211115 an aggregate of 1,850,001 units of the Company ("Units"), each Unit comprised of one share of Common Stock with an attributed price of CDN $1.25 and one common share purchase warrant ("Warrant"), each Warrant entitling the holder to purchase one share of Common Stock at a price of CDN $1.40 for a period of three years from the date of issuance (the “Transaction”).

Under the terms of the agreement, 1211115 advanced CDN $650,000 to the Company (the "Advance") upon execution of the agreement, which amount is immediately repayable to 1211115 in the event the Transaction is not completed by October 2, 2006 or such later date as agreed to by the parties. If not repaid as required, the Advance is converted to a demand promissory note, the repayment of which is secured by the unencumbered assets of the Company. Furthermore in the event that the Proposed Transaction terminates at no fault of 1211115 or the shareholders of 1211115 then 650,000 compensation warrants, each compensation warrant entitling the holder to purchase one share of Common Stock at a price of CDN $1.40 for a period of three years from the date of issuance, will be issued to the shareholders of 1211115. (See Item 4.A - “History and Development - Oil and Gas Operations”, Item 7.B - “Related Party Transactions” and Item10.C - “Material Contracts” below).

Pursuant to the acquisition of 100% of the issued and outstanding shares of Great Northern Oil & Gas Inc., a private Alberta corporation (“Great Northern Oil”) on May 31, 2006 the Company issued to the shareholders of Great Northern Oil (the “Holders”) a CDN$200,000 convertible secured debenture due November 30, 2011 with interest at a rate of 5% per annum. Principal and interest payments are payable quarterly on the first day of January, April, July and October (the “Debenture”). (See Item 4.A. - “History and Development - Oil and Gas Operations”, Item 5.G. - Critical Accounting Estimates - Valuation of Convertible Debenture and Item 10.C. - “Material Contracts” below).

The issuance of additional shares of Common Stock could adversely reduce the proportionate ownership and voting rights and powers of the present holders of the Common Stock, and could also result in dilution in the net tangible book value per share of Common Stock. There can be no assurance that the Company will not issue additional shares of its Common Stock.

--

ITEM 4. INFORMATION ON THE COMPANY

EnerNorth Industries Inc. is a company amalgamated under the laws of the Province of Ontario, and registered as an extra-provincial company in Alberta, British Columbia and Newfoundland and Labrador, Canada. The Company’s primary activities are investment in, exploration and development and production of oil and gas.

The Company holds oil and gas interests located in the Canadian Provinces of Alberta, Saskatchewan, British Columbia and Ontario, directly and indirectly through its wholly owned Alberta subsidiary Great Northern Oil & Gas Inc. (“Great Northern”) or through other joint venture partners.

Through its wholly owned subsidiary EPS Karnataka Power Corp., a company incorporated in Ontario (“EPS Karnataka”), the Company owns a 97% interest in Euro India Power Canara Limited (45% at the date of this Annual Report) a company incorporated in India (“EIPCL”), which has a Power Purchase Agreement with the Karnataka Power Transmission Corporation Limited (formerly the Karnataka Electricity Board) of the State of Karnataka, India.

Effective February 1, 2005 the Company divested of its interest in M&M Engineering Limited (“M&M”) and its Industrial & Offshore Division. (See “Item 10.C - “Material Contracts” below).

The Company owns directly and through its wholly owned subsidiary CanPower Development Corp., (“CanPower”) a company incorporated under the Companies Act, Cap 308 of the Laws of Barbados, effective June 1, 2006, 12,348,200 issued common shares (approximately 3.27% as of August 23, 2006), at a stated value of INR 10 per share, of Konaseema Gas Power Limited (“KGPL”), a company incorporated in India.

The registered office and management office of the Company is 1 King Street West, Suite 1502, Toronto, Ontario, M5H 1A1, Telephone (416) 861-1484, Facsimile (416) 861-9623. The books and financial records of the Company are located in the registered and management offices. The Company's public filings can be accessed and viewed through the Company's website www.enernorth.com under the heading "Investor Relations" and by clicking on "Corporate Filings". A link to the Company's Canadian Securities Commissions filings can be viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com and the Company's United States Securities and Exchange Commission filings can be viewed through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov. Readers can also access and view the public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca. The Company’s Registrar and Transfer Agent is Equity Transfer & Trust Company located at Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3. The Company's Common Stock trades on the American Stock Exchange ("AMEX") under the symbol "ENY" and on the Frankfurt Stock Exchange under the symbol "EPW1" and “WKN 919384”.

ITEM 4.A. HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated on October 5, 1988, under the Business Corporations Act (Ontario), under the name Van Ollie Explorations Limited ("Van Ollie"). Van Ollie originated as a mining exploration company and was inactive from the time its initial exploration program was completed in 1990 until May 8, 1996, when Van Ollie acquired an interest in 1169402 Ontario Inc. ("1169402"), whose principal asset was a 51% ownership interest in M&M. Through a share for share exchange, the shareholders of 1169402 acquired approximately 97% of the Common Stock of the Company and effectuated a change in control of the Company. On July 1, 1996, 1169402 merged into the Company and, as a result of the merger, the Company acquired a direct 51% ownership interest in M&M. The Company acquired the remaining 49% interest in M&M on March 9, 1999. Effective January 29, 1999, the Company changed its name to "Engineering Power Systems Limited" from "Engineering Power Systems Group Inc.", and consolidated its share capital on a one for four basis. Effective February 2, 2001 the Company changed its name to "Energy Power Systems Limited" from "Engineering Power Systems Limited" and consolidated its share capital on a one for four basis. Effective February 11, 2003, the Company changed its name to “EnerNorth Industries Inc.” from “Energy Power Systems Limited” and consolidated its share capital on a one-for-three basis.

In fiscal year 2001, as part of an initiative to increase corporate cash flow, the Company commenced oil and gas operations. The Company’s first acquisition was comprised of properties in two strategic areas of oil and gas development, the proven historic region of Western Canada and the new frontier of Atlantic Canada.

The Company’s oil and natural gas production is located in the Canadian provinces of Alberta, Saskatchewan, British Columbia and Ontario.

On May 22, 2002 the Company commenced trading on the American Stock Exchange under the symbol "EGY" and on February 12, 2003 commenced trading under the new symbol “ENY”.

Oil and Gas Operations

During the last three fiscal years ended June 30, 2006; June 30, 2005, and June 30, 2004 the Company incurred a total of CDN $9,277,073 on exploration, development and acquisition expenditures.

Fiscal 2004

During the fiscal year ended June 30, 2004, the Company incurred exploration, development and acquisition expenditures of CDN $1,740,154. The Company acquired through Crown land sales, a 100% interest in 3 sections (1,920 net acres) in the Sibbald Area of Alberta and acquired approximately 35 kilometers (approximately 22 miles) of seismic data, and a 15% working interest in (1,280 gross acres-192 net) in the Doe Area of Alberta. The Company exercised a right of first refusal and acquired a 68.5% interest in a shut in oil well and acquired 219 net acres of land and purchased a 33.33% interest in 640 gross acres (213 net acres) of land in the Farrow Area of Alberta. The Company participated in drilling one exploration gas well, one development gas well and re-completed two gas wells. The Company also participated in the tie in of a Viking gas well in the Olds-Innisfail Area of Alberta that commenced production on October 1, 2003.

Fiscal 2005

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

The Company entered into a Farmout and Participation Agreement effective May 16, 2005 to acquire a working interest in a British Columbia Crown Drilling License (the “License”). The License is located in 094-A-15/E and F consisting of 28 spacing units (approximately 4,895 gross acres). As consideration the Company paid $250,000 and subsequent to fiscal year end, drilled a natural gas development well (C-011-E/94-A-15) to the Doig formation and paid 75% of the costs to earn a 75% working interest in the well and 16 spacing units from base Baldonnel to base Artex-Halfway-Doig. The Company, as operator, drilled a natural gas exploratory well (B-064-E/94-A-15) to the Baldonnel formation and paid 75% of the costs to earn a 75% working interest in the well and 12 spacing units from surface to base Baldonnel.

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

Subsequent to the fiscal year ended June 30, 2005 the Company entered into a 50/50 Joint Exploration Agreement with an area of mutual interest encompassing nine townships of lands in the Sibbald Area (excluding the Company’s working interest lands) to further acquire, develop and explore this area.

Fiscal 2006

During the fiscal year ended June 30, 2006, the Company incurred exploration, development and land acquisition costs of CDN $6,535,176. These expenditures were funded through cash held by the Company, cash flow from the Company’s oil and gas operations and gains from the sale of marketable securities.

On March 31, 2006 the Company acquired from two (2) arm’s length parties 100% of the issued and outstanding shares of Sawn Lake Resources Ltd., a private Alberta corporation (“Sawn Lake”) with producing oil and natural gas assets located in the Canadian provinces of Saskatchewan and Alberta, for consideration of CDN$2,351,608. The purchase price was satisfied by a cash payment of $2,126,608 and the delivery of 103,212 common shares of the Company issued at a price of CDN $2.18 per share.

The primary assets of Sawn Lake include a 10% interest in a Viking Sand natural gas unit located at Brock, Saskatchewan; a-10% interest in the Cactus Lake area of Saskatchewan; and, a 12.5% interest in the Coutts area of Alberta and approximately 24,960 gross acres (2,520 net acres) of land (See Item10.C - “Material Contracts”).

On May 31, 2006 the Company acquired from two (2) arm’s length parties 100% of the issued and outstanding shares of Great Northern Oil & Gas Inc. (“Great Northern Oil”), a private Alberta corporation with producing oil and natural gas assets located in the Canadian provinces of Saskatchewan and Alberta, for consideration of CDN $2,150,212. The purchase price was satisfied by a cash payment of $1,750,210; the delivery of 94,788 common shares of the Company issued at a price of CDN $2.11 per share; and a CDN $200,000, 5% secured convertible debenture.

The CDN$200,000 convertible secured debenture is due on November 30, 2011 and bears interest at a rate of 5% per annum. Principal and interest payments are payable quarterly on the first day of January, April, July and October (the “Debenture”).

The primary assets of Great Northern Oil include a 10% interest in a Viking Sand natural gas unit located at Brock, Saskatchewan; a 12.5% interest in the Westerose area of Alberta; and, a 12.5% interest in the Coutts area of Alberta and approximately 25,280 gross acres (2,632 net acres) of land See Item 4.A. - “History and Development - Oil and Gas Operations”, Item 5.G. - Critical Accounting Estimates - Valuation of Convertible Debenture and Item 10.C. - “Material Contracts” below).

EnerNorth believes there is potential from identified drilling locations on the lands held by Sawn Lake and Great Northern Oil.

On June 30, 2006 Sawn Lake and Great Northern Oil amalgamated under the Alberta Business Corporations Act to form a new entity named Great Northern Oil & Gas Inc., (“Great Northern”).

Effective July 3, 2006 the Company entered into Purchase and Sale Agreement, for the sale of a portion of its interest in the Buick Creek Area of British Columbia for proceeds of CDN$825,000. The Company sold a 50% working interest in two standing wells and 16 spacing units from base Baldonnel to base Artex-Halfway-Doig and 12 spacing units from surface to base Baldonnel and a 10% working interest in two standing wells and 16 spacing units from surface to base Baldonnel.

Under an Area of Mutual Interest Agreement dated August 1, 2006, the Company participated for a 7.5% working interest in a natural gas test well in this area and earned a 7.5% working interest in the well. The Company also participated in the tie in B-046-E/94-A-15 for its 15% working interest and the well was placed on production in August 2006.

On September 6, 2006 the Company entered into an agreement with 1211115 and the shareholders of 1211115 to acquire all the issued and outstanding shares of 1211115. The Company agreed to issue to the shareholders of 1211115 an aggregate of 1,850,001 units of EnerNorth ("Units"), each Unit comprised of one share of Common Stock with an attributed price of CDN $1.25 and one common share purchase warrant ("Warrant"), each Warrant entitling the holder to purchase one share of Common Stock at a price of CDN $1.40 for a period of three years from the date of issuance. The Company also agreed to issue a secured debenture to the debt holders of 1211115 in satisfaction of CDN $237,500 of debt in 1211115 (the “Transaction”).

Under the terms of the agreement, 1211115 advanced CDN $650,000 to the Company (the "Advance") upon execution of the agreement, which amount is immediately repayable to 1211115 in the event the Transaction is not completed by October 2, 2006 or such later date as agreed to by the parties. If not repaid as required, the Advance is converted to a demand promissory note, the repayment of which is secured by the unencumbered assets of EnerNorth. Furthermore, in the event that the Proposed Transaction terminates at no fault of 1211115 or the shareholders of 1211115, then 650,000 compensation warrants, each compensation warrant entitling the holder to purchase one share of Common Stock at a price of CDN $1.40 for a period of three years from the date of issuance, will be issued to the shareholders of 1211115.

The primary assets of 1211115 consist of cash and oil and gas interests located in the Chinchaga Area of Alberta and in the Lloydminster area of Saskatchewan.

The Proposed Transaction is subject to regulatory approval, including approval from the American Stock Exchange (See Item 7.B - “Related Party Transactions” and Item10.C - “Material Contracts” below).

The Company expects to expend further capital through cash on hand or cash flow from operations to develop its existing properties and acquire additional oil and gas properties to increase cash flow and to enhance oil and gas reserves.

Industrial & Offshore Division

Effective February 1, 2005 the Company divested of its wholly-owned subsidiary M&M to Spectrum Sciences & Software Holdings Corp. for cash proceeds of $7,361,999. The transaction was a sale of 100% of the common shares and 100% of the preferred shares of M&M held by the Company. Prior to closing, the Company retracted preferred shares of M&M for CDN $1,000,000 cash and M&M assigned to the Company 100% of 10915 Newfoundland Limited, a Newfoundland and Labrador company (“10915 Newfoundland”), and 100% of 11123 Newfoundland Limited, a Newfoundland and Labrador company (“11123 Newfoundland”). Each of 10915 Newfoundland and 11123 Newfoundland owned a portion of the facilities located in Port aux Basques, Newfoundland and Labrador. The facilities consisted of two parcels of land. The larger of the two parcels has a 52 foot high and 104 foot high steel frame building, containing 44,000 square feet, designed for utilization as a fabrication and assembly shop. The second parcel of land has a large building containing a total of 96,000 square feet including an attached two-story office section (with full basement) and a one-story office section . The Company received shareholder approval for the transaction at a special meeting of shareholders held on January 26, 2005. As a result of the sale of M&M, the Industrial & Offshore Division has been treated as discontinued operations for accounting purposes. (See “Item 10.C Material Contracts” below).

Effective June 29, 2005, the Company sold its 100% interest in 10915 Newfoundland and 11123 Newfoundland for cash proceeds of $175,000.

During 2003, the Company was awarded a CDN $24 million gross fabrication contract for Husky Energy’s White Rose Offshore Oil Project through North Eastern Contractors Limited (“NECL”). NECL was formed as an equal joint venture partnership of M&M and G. J. Cahill and Company Limited. NECL utilized the Bull Arm Topsides Facilities, located at Trinity Bay Newfoundland and Labrador, to fabricate the M12- Main Electrical Room Module and the LER-Local Electrical Room Module. The Bull Arm Facility is a massive fabrication complex formerly housing the floating production storage and offloading platform for the Terra Nova Offshore Project as well as the gravity based offshore platform for the Hibernia Offshore Project. In a letter dated June 29, 2004, M&M announced its intention to withdraw from the NECL joint venture once all business issues related to the $24 million contract were complete.

During 2004 and 2005, through its 49% interest in Liannu Limited Partnership (“Liannu”), the Company had been awarded contracts for (i) the fabrication, engineering and testing of a fuel unloading and load dispensing system; (ii) the fabrication, engineering and testing of a fire/freshwater pump house; (iii) the fabrication of concentrate storage tanks; (iv) installation of cladding of the infrastructure site for Inco’s Voisey’s Bay Nickel Project in Newfoundland and Labrador; (v) the fabrication of a package of 49 different tanks for Voisey’s Bay; (vi) the fabrication, engineering and testing of a potable water pump house; and, (vii) the fabrication, engineering and testing of the mill site fuel unloading and load dispensing system.

Investments in Marketable Securities

During the fiscal year ended June 30, 2006 the Company invested in CDN $2,812,063 (June 30, 2005 - CDN $2,394,138; and June 30, 2004 - CDN $521,039) in marketable securities and also during the year the Company had proceeds on disposition of marketable securities of CDN $4,929,687. Some of the Company investments for the year ended June 30, 2006, have monthly distributions of approximately 10%.

Oakwell Litigation Canada/India

In March 1997, Oakwell, and the APSEB executed two identical PPAs providing for Oakwell to build, own and operate two identical 100 MW net capacity diesel generator barge mounted power plants, fueled by furnace oil (total 200 MW net capacity) and sell electricity to APSEB on a take-or-pay basis for 15 years (the Project). In June 1997, the Company and Oakwell formed an 87.5% - 12.5% joint venture and then incorporated an Indian company, EOPL (now known as KGPL), to implement the provisions of the PPAs. Disputes rose between the Company and Oakwell regarding the time taken to obtain financing for the Project and a Settlement Agreement was reached in December 1998 under which Oakwell sold the Company all of Oakwell's interest in the PPAs and in EOPL.

In July 2002, Oakwell claimed the Company was in breach of the Settlement Agreement over the same issue settled by the Settlement Agreement and in August 2002 the Company was named as a defendant in the High Court of Singapore, in the matter of Oakwell vs. the Company, Suit No. 997 of 2002/V. On October 16, 2003 the High Court of Singapore ordered the Company to pay Oakwell US $5,657,000 (approximately CDN $6,933,219 at June 30, 2005) plus costs (the “Judgment”). On November 13, 2003 the Company appealed the Judgment to the Court of Appeal of the Republic of Singapore (Civil Appeal No. 129 of 2003/Y). That Court, which is the final Court of Appeal for Singapore, dismissed the appeal from the bench on April 27, 2004.

On June 21, 2004, Oakwell filed an Application with the Ontario Superior Court of Justice seeking an order recognizing and enforcing the Judgment in Ontario (Court File No.04-CV-271121 CM3). On August 30, 2004, the Company filed an Application with the Ontario Superior Court of Justice for a declaration that the Judgment cannot be recognized and enforced in the Province of Ontario (Court File No.04-CV-274860 CM2) on the basis that Singapore does not adhere to the Rule of Law and that the Singapore litigation did not provide the Company with an independent and impartial judiciary and accordingly could not be given the full faith and credit of the Canadian courts. The Applications were heard on December 6-9, 2004 before the Honourable Mr. Justice Day.

On January 10, 2005, after the Company publicly announced its intention to sell its engineering and offshore subsidiary, M&M, Oakwell brought a motion in the Ontario proceedings seeking to prevent the Company from disposing of or encumbering assets equal to the Canadian dollar equivalent of the Judgment from the proceeds of the sale of M&M. On January 27, 2005, that motion was withdrawn and the Company agreed to provide Oakwell with 5 days notice before execution of any transaction or series of related transactions exceeding $2.4 million from the proceeds from the sale of M&M.

On June 27, 2005 Justice Day released his decision, in which he granted Oakwell's Application with costs, and dismissed the Company's Application. The formal Order granting recognition and enforcement to the Judgment was issued August 2, 2005.

On July 13, 2005, the Company filed a Notice of Appeal with respect to Justice Day's decision with the Court of Appeal for the Province of Ontario (“Court of Appeal”) (Court of Appeal File Number C43898). The appeal was heard April 10, 2006. On June 9, 2006 the Court of Appeal rendered its decision, dismissing the Company's appeal with costs.

On July 18, 2006 the Company brought a motion before the Court of Appeal (Court of Appeal File Number: M33962) seeking a stay of execution of the decision of the Court of Appeal pending the Company’s application to the Supreme Court of Canada for leave to appeal, and, should leave be granted, the appeal itself. On July 28, 2006 the Court of Appeal granted the Company's motion for a stay of execution on the condition that the Company pay CDN$1,500,000 into Court on or before September 8, 2006. The Company paid this amount into Court on September 7, 2006.

On September 8, 2006 the Company filed its application for leave to appeal to the Supreme Court of Canada (Supreme Court of Canada Court File Number: 31620). The Supreme Court of Canada will only grant leave if it is persuaded that the case raises issues of public importance.  The Court's decision on the leave application is not expected until late 2006 or early 2007.

On January 12, 2005, Oakwell filed an Execution Petition before the Hon’ble High Court of Delhi, India (“Delhi Court”) which was served on February 14, 2005 against the Company for enforcement of the Singapore Judgment in India against certain assets of the Company alleged located in India (Execution Petition No. 22/2005) and an application for interim relief seeking attachment of certain assets of the Company including its KGPL shares.

On May 23, 2005, the Delhi High Court ordered that if VBC purchases the Company’s KGPL shares the sale proceeds shall be kept in India and on September 9, 2005 the Delhi Court further ordered that if the Company receives any payments from VBC from the sale of it’s KGPL shares, then the proceeds shall be deposited in the Company’s account held in a Public Sector Bank in India or invested only in Government of India securities until the disposal of Oakwell’s Execution Petition. This order became infructuous upon the Company withdrawing its Execution Petition against VBC and not otherwise receiving any payment from VBC by way of sale of KGPL shares.

On August 29, 2006 the Delhi Court dismissed the objections filed by the Company (Execution Application No. 385/2005) as to the maintainability of the Execution Petition and questioning the Jurisdiction of Delhi Court. The Company filed a Review Petition (Execution Application 474/2006) and a Stay Petition (Execution Application 475/2006) against the Order of August 29, 2006 and a hearing is scheduled for October 13, 2006.

On September 07, 2006 Oakwell filed (Execution Application 482/2006) for interim relief, seeking restraint on the disposal of the Company’s KGPL shares and other assets. On September 18, 2006 the Delhi Court ordered that until October 13, 2006 the date of next hearing, the Company shall not deal with, transfer or alienate the KGPL shares or other assets.

The Execution Petition and related applications are ongoing. (See “Item 5 - Operating and Financial Review and Prospects - Critical Accounting Estimates” and “Item 8A7 - Litigation” below).

KGPL Investment

Pursuant to an Arbitration Agreement between the Company and VBC, the parent company of KGPL, an Arbitration Award was passed on October 11, 2003 by Hon’ble Arbitral Tribunal, India (the “Award”) requiring as follows (i) VBC transfer an additional 500,000 shares in KGPL to the Company, at no cost and (ii) VBC to buy the original KGPL Shares for INR 113,482,000 on or before the earlier of: (a) 60 days after the first disbursal of funds on financial closure for the KGPL Project, and, (b) in any event no later than March 31, 2004. Further, the Company may, upon written notice to VBC, require that VBC purchase, and VBC is then required to buy, an additional 500,000 shares of KGPL at a par value of INR 5,000,000 on or before the same dates. If VBC does not buy the 11,348,200 KGPL Shares before March 31, 2004 then VBC is liable to pay the Company interest at 12% per annum on the value of the unredeemed shares from March 31, 2004 to the date of actual payment thereof.

On February 28, 2004 the Company provided written notice to VBC to 11,348,200 KGPL shares held by the Company. VBC raised a dispute regarding the purchase of the KGPL Shares and the Company commenced legal proceedings against VBC.

Execution Petition

On June 24, 2004 the Company filed an Execution Petition against VBC in the Court of the Chief Judge, City Civil Court, Hyderabad, India (“City Civil Court”) to enforce the Award (Execution Petition No. 46/2004).

In February, 2006, the Company advanced INR 5,000,000 (approximately CDN $134,850) to VBC as consideration for the Company acquiring the additional 500,000 shares of KGPL described in the Award.

The Company filed an application to withdraw its Petition against VBC and on June 9th, 2006 the City Civil Court, ordered that the Execution Petition be dismissed as withdrawn.

On August 6, 2006 the Company and VBC executed a Joint Memo for full satisfaction of the Award passed on October 11, 2003 stipulating as follows; (i) the Company waive the obligation that VBC purchase 11,348,200 KGPL shares and that the Company will retain its 11,348,200 KGPL shares; (ii) the Company and VBC comply with an order of Reserve Bank of India, such that the Company acquires the allotment of 500,000 KGPL shares rather than having such shares allotted at no cost, (iii) VBC acknowledge the right of the Company to purchase, on payment KGPL shares from VBC and/or its group companies at INR 10 per share free and clear of all claims, demand and encumbrances of any nature and kind; (iv) the Company waive payment of all unpaid interest by VBC under the Award,; (v) the Company, VBC and KGPL mutually undertake and agree to release each other against all and any claims, demand, assertions, petitions, decrees and litigation whatsoever that arose or may hereinafter arise in connection with any agreements, arrangements and understandings and agree that neither party will make any claims or demands against each other.

Pursuant to the Joint Memo, the Company acquired the 500,000 equity shares in KGPL previously allotted for no consideration under the Award by paying INR 5,000,000 (approximately CDN $134,850 in February 2006) and the Company subscribed for a further 500,000 additional equity shares in KGPL at par value INR 5,000,000 (approximately CDN $121,750 in August 2006). As of the date of this Annual Report, the Company owns 12,348,200 KGPL Shares.

As a result of the Joint Memo, the Company filed a fresh Execution Petition in the City Civil Court for such court to record and accept the Joint Memo as full satisfaction of the Award as agreed to by the Company and VBC. The fresh Execution Petition has been listed for disposal by the City Civil Court on October 24, 2006.

Company Petition

On November 30, 2004 the Company filed a Company Petition against VBC in the High Court of Judicature of Andhra Pradesh, India (Company Petition No. 199/2004) to pass an order for the winding up of VBC under the provisions of the Companies Act, 1956 (India). Subsequently the Company withdrew the Company Petition on 16th February 2006, which ended these proceedings. (See “Item 5 - Operating and Financial Review and Prospects - Critical Accounting Estimates” below).

The Karnataka Project

Through its wholly owned subsidiary EPS Karnataka a company incorporated in Ontario the Company owns a 97% interest at June 30, 2006 (45% at the date of this Annual Report) in EIPCL a company incorporated in India.

On April 22, 1999, the Karnataka Power Transmission Corporation Limited (formerly the Karnataka Electricity Board) of the State of Karnataka, India ("KPTCL") executed a power purchase agreement with EIPCL. Under the Power Purchase Agreement (“PPA”), EIPCL would develop, procure, finance, construct, own, operate and maintain a power generation facility and sell electric energy generated therefrom to KPTCL, and KPTCL would purchase 85% of such electric energy from the project for the entire term of the power purchase agreement (the “Karnataka Project”).

Under an agreement dated October 12, 1999 and finally amended February 2, 2002 with a Court (Germany) Appointed Receiver of EuroKapital A.G. (the “Receiver”) (the “EuroKapital Agreement”) EPS Karnataka acquired 67 shares in EIPCL, at that time representing 67% equity ownership in EIPCL, for consideration of US $2.0 million, to be paid after financial closure in principle of the Karnataka Project. The EuroKapital Agreement provides that if the EPS Karnataka 'exits' from the Karnataka Project prior to financial closure, the 67 EIPCL shares transferred under the agreement will be forfeited, as liquidated damages, if the consideration remains unpaid.

Effective May 10, 2001 the Karnataka Project was given the approval by the Karnataka State Government to be converted to a coal fueled land based power project. The power purchase agreement has yet to be amended and there are deficiencies in the State Government's performance, including among other requirements, the provision of payment guarantees for the Karnataka project. Accordingly, the Company invoked the provisions within the PPA and commenced Arbitration proceedings. On August 11, 2003 the Company, through EIPCL, filed a Statement of Claim against KPTCL for repudiatory breach of the power purchase agreement and claimed damages in the amount of US$3,835,232. On August 5, 2004 the Company suspended arbitration in favour of a mutually acceptable resolution being negotiated between EIPCL and KPTCL and the Government of Karnataka (“GOK”), to renew the power purchase agreement and revive the power project. Such resolution is still outstanding.

ITEM 4.B. BUSINESS OVERVIEW

The Company’s producing properties and properties to which the Company has an interest are located in Alberta, Saskatchewan, British Columbia and Ontario, Canada. For the three fiscal years ended June 30, 2006, June 30, 2005 and June 30, 2004, the total gross revenue derived from the sale of oil, natural gas and natural gas liquids before deduction of royalties was as follows:

Fiscal Year	Total (CDN $)
2006	$1,169,988
2005	$946,665
2004	$765,941

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw make the ground unstable and municipalities and provincial transportation departments enforce road bans that may restrict the level of activity. Seasonal factors and unexpected weather patterns may lead to declines in production activity and increased consumer demand or changes in supply during certain months of the year may influence the commodity prices (See “Item 5.D - Trend Information” below).

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

The oil and gas business is highly competitive in every phase. Many of the Company’s competitors have greater financial and technical resources, established multi-national operations, secured land rights and licenses, which the Company may not have. As a result, the Company may be prevented from participating in drilling and acquisition programs (See “Item 3.D. - Key Information - Risk Factors” above).

Governmental Regulation/Environmental Issues

The Company’s oil and gas operations are subject to various Canadian governmental regulations. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds, reports concerning operations, the spacing of wells, and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. The production, handling, storage, transportation and disposal of oil and gas, by-products thereof, and other substances and materials produced or used in connection with oil and gas operations are also subject to regulation under federal, state, provincial and local laws and regulations relating primarily to the protection of human health and the environment. To date, expenditures related to complying with these laws, and for remediation of existing environmental contamination, have not been significant in relation to the results of operations of our company. The requirements imposed by such laws and regulations are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. These regulations may adversely affect our operations and cost of doing business. It is likely that these laws and regulations will become more stringent in the future (See “Item 3 - Key Information - Risk Factors” above).

Effective February 1, 2005 the Company disposed of its interest in M&M and discontinued the operations of its Industrial & Offshore Division. As a result of the disposition, the Company’s continuing operations presented are exploration and development, production and investment in oil and gas. (See “Item 10.C - “Material Contracts” below).

ITEM 4.C. ORGANIZATIONAL STRUCTURE

The Company’s oil and gas interests are held directly and indirectly through its wholly owned Alberta subsidiary Great Northern and are located in the Provinces of Alberta, British Columbia, Saskatchewan and Ontario, Canada.

The Company, through its wholly owned subsidiary EPS Karnataka Power Corp., a company incorporated in the province of Ontario, owns 96,997 issued common shares (approximately 97% at June 30, 2006 and 45% at the date of this Annual Report) at a stated value of INR 10 per share, of EIPCL, a company incorporated in India. The Company also holds a 100% interest in CanPower Development Corp., (“CanPower”) a company incorporated under the Companies Act, Cap 308 of the Laws of Barbados, effective June 1, 2006.

The Company owns directly and through CanPower 12,348,200 issued common shares at a stated value of INR 10 per share, of KGPL, a company incorporated in India.

ITEM 4.D. PROPERTY, PLANT AND EQUIPMENT

The Company's executive offices are rented and as of the date of this Annual Report are located at 1 King Street West, Suite 1502, Toronto, Ontario, Canada.

The discussion under this Item is in accordance with the Securities and Exchange Commission rules for extractive enterprises, and may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act") (See “Part I - Forward Looking Statements” above). The table below is a glossary of terms and abbreviations that may be used in this Item.

--

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

As circumstances change and additional data becomes available, reserves estimates also change. Estimates are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required for changes in well performance, prices, economic conditions and governmental restrictions. Revisions to reserve estimates can arise from changes in year-end prices, reservoir performance and geological conditions or production. These revisions can be either positive or negative (See “Item 3.D. - Key Information - Risk Factors” above).

As a Canadian issuer, we are required under Canadian law to comply with National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities” (NI 51-101) issued by the Canadian Securities Administrators, in all of our reserves related disclosures. NI 51-101 was effective September 30, 2003 and applies to financial years ended on or after December 31, 2003. NI 51-101 mandates significant changes in the way reporting issuers are required to determine and publicly disclose information relating to oil and gas reserves. Under NI 51-101, proved reserves is an estimate, the premise of which means there must be at least a ninety percent probability that actual quantities of crude oil and natural gas proved reserves recovered will equal or exceed the estimated proved reserves.

The purpose of NI 51-101 is to enhance the quality, consistency, timeliness and comparability of crude oil and natural gas activities by reporting issuers and elevate reserves reporting to a higher level of confidence and accountability. In the United States, registrants, including foreign private issuers like us, are required to disclose proved reserves using the standards contained in the United States Securities and Exchange Commission (“SEC”) Regulation S-X. However, under certain circumstances, applicable U.S. law permits us to comply with our own country’s law if the requirements vary. We believe that the standards for determining proved reserves under NI 51-101 meet those set forth under U.S. law and thus we have presented our proved reserves under NI 51-101 only.

The crude oil and natural gas industry commonly applies a conversion factor to production and estimated proved reserve volumes of natural gas in order to determine an “all commodity equivalency” referred to as barrels of oil equivalent (“boe”). The conversion factor we have applied in this Report is the current convention used by many oil and gas companies, where six thousand cubic feet (“mcf”) is equal to one barrel (“bbl”). A boe is based on an energy equivalency conversion method primarily applicable at the burner tip. It may not represent equivalency at the wellhead and may be misleading if used in isolation.

The estimate of our proved reserves on a constant-pricing basis, and their associated net present values, have been based on the June 30, 2006 actual posted commodity prices on as determined by our independent engineering evaluators, Sproule Associates Limited (“Sproule”), a member of the Association of Professional Engineers Geologists and Geophysicists of Alberta, Canada. Appropriate adjustments have been made to account for quality and transportation, to the constant natural gas prices, and to the constant natural gas by-products prices to reflect historical prices received for each area. The table below sets out in CDN dollars the constant prices and the exchange rate used.

Oil:	Edmonton Par	84.49$/stb
	Cromer Medium	78.16$/stb
Natural Gas:	Alberta AECO-C	5.05$/Mcf
	British Columbia Average Wellhead	4.05$/Mcf
Natural Gas by-Products:	Propane	47.22$/bbl
	Butanes	63.92$/bbl
	Pentanes Plus	83.32$/bbl
	Sulphur	40.00$/lt
Exchange Rate:		0.896$US/$CDN

Proved Reserves: The following table reflects estimates of the Company's proved reserves as at June 30, 2006, 2005 and 2004 as reported by Sproule stated in CDN dollars. All of the Company's oil and gas reserves are located in Canada. The following table represents the Company's net interest in its reserves (after crown royalties, freehold royalties and overriding royalties and interests owned by others). Estimated cash flow figures before income tax are net of all royalties, operating and capital costs and discounted at 10% to the Net Present Value ("NPV"). NPV figures are based on constant prices.
Gas Reserves (Mmcf)		2006 NPV @10% (CDN $)		2005 NPV @ 10% (CDN $)		2004 NPV @ 10% (CDN $)
Proved Developed Producing	886	$2,367,000	440	$1,520,000	937	$2,175,000
Proved Developed Non-producing	24	78,000	-	-	-	-
Proved Undeveloped	22	73,000	-	-	215	660,000
Total Gas Reserves (Mmcf)	932	2,518,000	440	1,520,000	1,151	2,835,000
Natural Gas Liquids (Mbbl)
Proved Developed Producing	16.8	N/A (2)	7.9	N/A (2)	5.5	N/A (2)
Proved Undeveloped	-	N/A (2)	-	N/A (2)	0.8	N/A (2)
Total Natural Gas Liquids (Mbbl)	16.8	N/A (2)	7.9	N/A (2)	6.3	N/A (2)
Oil Reserves (Mbbl)
Proved Developed Producing	13.4	496,000	14.9	481,000	1.6	32,000
Proved Developed	-	-	-	-	16.1	295,000
Total Oil Reserves (Mbbl)	13.4	496,000	14.9	481,000	17.7	327,000
Alberta Royalty Tax Credit
Proved Developed	-	136,000	-	94,000	-	134,000
Proved Undeveloped	-	-	-	-	-	54,000
Total Alberta Royalty Tax Credit	-	136,000	-	94,000	-	188,000
Mbbl Equivalent in Mboe (4)
Proved Developed	181.8	3,078,000	96.1	2,095,000	163.2	2,341,000
Proved Undeveloped	3.6	73,000	-	-	52.6	1,008,000
TOTAL PROVED Mboe	185.5	$3,151,000	96.1	$2,095,000	215.8	$3,349,000

(1) Cash flows from the estimated proved reserves are discounted at 10% to the Net Present Value ("NPV").
(2) Discounted cash flows from natural gas liquids were included in natural gas discounted cash flows.
(3) Discounted cash flows from solutions gas were included with oil discounted cash flows.
(4) Gas was converted to bbls is at ratio of six mcf equals one bbl.
(5) Discounted cash flows from natural gas liquids are included with natural gas discounted cash flows.
(6) NPV figures are based on Constant Price forecasts of Proved Reserves.

Production: The following table sets forth the net quantities of oil, natural gas and natural gas liquids produced for during the fiscal periods ending June 30, 2006, 2005 and 2004.

	2006	2005	2004
Natural Gas (Mmcf)	78,963	87,127	78,266
Natural Gas Liquids (Mbbl)	3,464	3,470	2,727
Oil (Mbbl)	4,273	3,835	1,708
Total (BOE)	20,897	21,826	17,479

Producing Wells: The following table sets forth the number of gross wells producing hydrocarbons during the fiscal periods ending June 30, 2006, 2005 and 2004. A gross well is a well in which the Company owns an interest. The net wells represents the fractional interest the Company owns gross wells.

	2006		2005		2004
	Gross	Net	Gross	Net	Gross	Net
Gas	23	4.46	8	1.53	10	3.92
Oil	5	2.38	3	1.93	4	1.46

The following table sets out the Company’s net share of production, average sales prices, average royalties and average net back per unit of production for the fiscal periods ending June 30, 2006, 2005 and 2004.

for the Twelve Month Period Ended June 30,
	2006	2005	2004

Average Daily Production
Natural gas (mcf per day)	216	239	214
Natural gas liquids (bbls per day)	9	10	7
Crude oil (bbls per day)	12	11	5
Total (boe per day)	57	60	48
Average Commodity Prices
Natural gas ($/mcf)	$ 9.08	$ 6.86	$ 6.65
Natural gas liquids ($/bbl)	$ 48.05	$ 39.34	$ 29.16
Crude oil ($/bbl)	$ 67.01	$ 55.46	$ 37.61
Total ($/boe)	$ 55.99	$ 43.37	$ 38.16
Royalties
Natural gas ($/mcf)	$ 1.38	$ 1.52	$ 1.04
Natural gas liquids ($/bbl)	$ 11.27	$ 11.39	$ 6.24
Crude oil ($/bbl)	$ 9.68	$ 7.68	$ 4.61
Total royalties ($/boe)	$ 9.08	$ 9.22	$ 6.09
Production costs
Natural gas ($/mcf)	$ 3.28	$ 2.94	$ 2.93
Natural gas liquids ($/bbl)	$ 8.22	$ 6.84	$ 15.24
Crude oil ($/bbl)	$ 25.19	$ 31.20	$ 12.31
Total production costs ($/boe)	$ 18.90	$ 18.32	$ 16.72
Netback by Product
Natural gas ($/mcf)	$ 4.42	$ 2.40	$ 2.68
Natural gas liquids ($/bbl)	$ 28.56	$ 21.11	$ 7.68
Crude oil ($/bbl)	$ 32.14	$ 16.58	$ 20.69
Netback ($/boe)	$ 28.01	$ 15.83	$ 15.35

Acreage. The following table sets forth the developed and undeveloped acreage of the projects in which the Company holds an interest, on a gross and a net basis as of June 30, 2006, 2005 and 2004. The developed acreage is stated on the basis of spacing units designated by provincial authorities and typically on the basis of 160 acre spacing unit for oil production and 640 acre spacing unit for gas production in Alberta and Saskatchewan, 50 acre spacing unit for deep Ordovician and Cambridge-age targets in Ontario, an average 699 acre spacing unit for gas production and 350 acre spacing unit for oil production in British Columbia and based on the technical aspects of any discovery. As of the date of this Annual Report, the Company’s acreage is located in Alberta, British Columbia, Saskatchewan and Ontario.

Leasehold Acreage
	2006	2005	2004
Total Leasehold Acreage Gross Acres Net Acres	62,966 17,991	21,040 7,229	24,880 7,921
Developed Acreage Gross Acres Net Acres	34,775 9,438	12,720 3,688	12,080 3,638
Undeveloped Acreage Gross Acres Net Acres	28,192 8,554	8,320 3,541	12,800 4,283

Drilling Activity. As of June 30, 2006, 2005 and 2004 the Company completed the following drilling. A gross well is a well in which an interest is owned. The number of net wells represents the sum of a fractional interest the Company owns in gross wells.
Number of wells drilled	2006		2005		2004
Development wells	Gross	Net (%)	Gross	Net (%)	Gross	Net (%)
Producing
Standing*	1	0.75	1	0.33	-	-
Abandoned	1	0.50	-		-	-
Exploratory wells
Producing	1	0.125	-		-	-
Abandoned	-	-	-		1	0.24
Standing *	3	1.25	-		1	0.24
* Standing wells are pending further evaluation or tie in and pipeline facilities.

The following table sets out the number of gross and net producing oil and natural gas wells and the number of gross and net non-producing oil and natural gas wells that the Company has an interest in by location.

Location	Gross Producing Gas Wells	Net Producing Gas Wells	Gross Non- Producing Gas Wells	Net Non- Producing Gas Wells	Gross Producing Oil Wells	Net Producing Oil Wells	Gross Non- Producing Oil Wells	Net Non- Producing Oil Wells
Alberta	9	1.65	10	3.88	3	1.45	1.50
Ontario	1.1125		-	-	2.93		-	-
British Columbia	-	-	4	2.00	-	-	-	-
Saskatchewan	15	2.70	11	2.20	-	-	-	-

Present Activities

Farrow Area, Alberta: The Company has a 100% working interest in 320 net acres located in Township 19 Range 24 W4M and an oil well 8-26-29-24 W4M producing from the Glauconite formation. For the fiscal year ended June 30, 2006 this well accounted for approximately 15% of the Company’s overall production. In addition, the Company has a 33.33% interest in 640 gross acres (213 net acres) and a natural gas well at 10-35-19-24 W4M. The well is currently standing pending economic tie in.

Buick Creek Area, North East British Columbia: During the fiscal year ended June 30, 2006 the Company drilled a natural gas development well (C-011-E/94-A-15) to the Doig formation and earned a 75% working interest in the well and 16 spacing units from base Baldonnel to base Artex-Halfway-Doig. The Company also drilled a natural gas exploratory well (B-064-E/94-A-15) to the Baldonnel formation and earned a 75% working interest in the well and 12 spacing units from surface to base Baldonnel.

The Company participated in drilling two more 25% working interest exploratory gas wells (D-019-F/94-A-15 and B-046-E/94-A-15) and earned a 25% working interest in 16 spacing units from surface to base Baldonnel.

Effective July 3, 2006 the Company entered into Purchase and Sale Agreement, for the sale of a portion of its interest in the Buick Creek Area of British Columbia for proceeds of $825,000. The Company sold a 50% working interest in two standing wells and 16 spacing units from base Baldonnel to base Artex-Halfway-Doig and 12 spacing units from surface to base Baldonnel and a 10% working interest in two standing wells and 16 spacing units from surface to base Baldonnel.

Under an Area of Mutual Interest Agreement dated August 1, 2006 the Company participated in drilling a 7.5% working interest in the well (B-13-E/94-A-15) and earned a 7.5% working interest in the well and 12 spacing units.

The Company also participated in the tie in B-046-E/94-A-15 for its 15% working interest and the well was placed on production in August 2006.

These multi formation lands are prospective for natural gas in the Notikewan, Bluesky and Gething formations and for oil in the Halfway formation.

Sibbald Area, Alberta: The Company has a working interest in 7,040 gross acres (5,032 net acres) located in Townships 28 and 29, Range 2 W4M. During the fiscal year ended June 30, 2006 the Company entered into a 50/50 Joint Exploration Agreement including an area of mutual interest encompassing nine townships of lands in the Sibbald Area (excluding the Company’s working interest lands) to further acquire, develop and explore this area. The Company and its partners acquired 1,280 gross acres (896 net acres) of land and drilled a Belly River formation natural gas test well (50% net working interest to the Company) that was dry and abandoned during the fiscal year ended June 30, 2006. For the fiscal year ended June 30, 2006 this area accounted for 7% of the Company’s overall production. Effective February 1, 2006, the Company farmed out its 50% working interest in 640 gross acres (320 net acres) of land to a third party who drilled a natural gas test well to the Belly River formation. The Company has a 7.5% gross overriding royalty in this well that is currently pending tie in.

Cherhill Area, Alberta: Effective June 1, 2006 the Company exercised its Right of First refusal and acquired a 30% before payout interest and an 18% after payout interest in a producing gas well 13-10-57-5 W5M and 115.2 net acres of land in the Cherhill area of Alberta for gross proceeds of CDN $6,750.

Brock Area, Saskatchewan: During the fiscal year ended June 30, 2006, the Company acquired Sawn Lake and Great Northern Oil, and as a result, holds a 20% working interest 19,549 gross acres (3,910 net acres) of land and a producing Viking Sand natural gas unit located in Townships 27 and 28 Range 20 and 21 W3M in Brock, Saskatchewan. The natural gas unit has a compressor station, a dehydrator unit and a water disposal well. The unit also generates revenue from third party gas processing and water disposal. For the fiscal year ended June 30, 2006 this unit, from the date of acquisition, accounted for 16% of the Company’s overall production.

Olds Davey Area, Alberta: The Company has a working interest in 1,760 gross acres (320 net acres) located in Township 33 Range 28, W4M and Township 34 Range 1 W5M. For the fiscal year ended June 30, 2006 this area accounted for approximately 15% of the Company’s overall production from three wells. During the fiscal year ended June 30, 2006 the Company participated in drilling a 12.5% working interest Viking formation gas well. The well commenced production in May 2006. For the fiscal year ended June 30, 2006 this area accounted for 11% of the Company’s overall production.

Bigstone & Kaybob Area, Alberta: The Company has an interest in 2,560 gross acres (435 net acres) located in Township 61, Range 19 and 22 W5M in Alberta. For the fiscal year ended June 30, 2006 this area accounted for approximately 36% of the Company’s overall production from three wells.

Edson Property, Alberta: The Company has a 10% working interest in three sections of land, 1,920 gross acres (192 net acres) and a well 10-13-52-16W5M in the Edson area of Alberta. At June 30, 2006 the Company’s reserve report had attributed probable reserves to this property. This non-operated well is currently standing, pending pipeline tie in, water disposal facilities and compression. The Company expects that the 10-13-52-16W5M well will be tied in during fiscal 2007.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of EnerNorth Industries Inc. ("EnerNorth" or the "Company") should be read in conjunction with the Company’s Audited Consolidated Financial Statements for the fiscal years ended June 30, 2006, 2005 and 2004 and notes thereto. Unless otherwise indicated, the following discussion is based on Canadian dollars and presented in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").

Certain measures in this discussion and analysis do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles such as netback and other production figures and therefore are considered non-GAAP measures. Therefore these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in order to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations.

Disclosure Controls and Procedures. The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of EnerNorth’s disclosure controls and procedures as of June 30, 2006 and have concluded that such disclosure controls and procedures were effective.

OVERVIEW

The Company is a corporation amalgamated under the laws of the Province of Ontario and is provincially registered in the Provinces of Alberta, British Columbia and Newfoundland. The Company’s primary activities are investment in, exploration and development and production of oil and gas.

On March 31, 2006 the Company acquired from two arm’s length parties 100% of the issued and outstanding shares of Sawn Lake Resources Ltd., a private Alberta corporation (“Sawn Lake”) with producing oil and natural gas assets located in the Canadian provinces of Saskatchewan and Alberta, for consideration of CDN$2,351,608. The purchase price was satisfied by a cash payment of $2,126,608 and the delivery of 103,212 common shares of the Company issued at a price of CDN $2.18 per share. The allocation of the purchase price was as follows:

Current assets	23,673
Oil and gas assets	3,235,319
Payables	(21,167)
Future income tax	(859,798)
Site restoration liabilities	(26,419)
Net assets acquired	2,351,608

On May 31, 2006 the Company acquired from two arm’s length parties 100% of the issued and outstanding shares of Great Northern Oil & Gas Inc., a private Alberta corporation (“Great Northern Oil”) with producing oil and natural gas assets located in the Canadian provinces of Saskatchewan and Alberta, for consideration of CDN $2,150,212. The purchase price was satisfied by a cash payment of $1,750,210; the delivery of 94,788 common shares of the Company issued at a price of CDN $2.11 per share; and a CDN$200,000, 5% secured convertible debenture. The allocation of the purchase price was as follows:

Current assets	54,493
Oil and gas assets	2,850,301
Payables	(71,785)
Future income tax	(656,683)
Site restoration liabilities	(26,114)
Net assets acquired	2,150,212

On June 30, 2006 Sawn Lake and Great Northern Oil, amalgamated under the Alberta Business Corporations Act to form a new entity named Great Northern Oil & Gas Inc. (“Great Northern”).

Through its wholly owned subsidiary EPS Karnataka Power Corp. (“EPS Karnataka”) a company incorporated in Ontario the Company owns a 97% interest at June 30, 2006 (45% at the date of this Operating and Financial Review and Prospects) in Euro India Power Canara Limited (“EIPCL”) a company incorporated in India. Effective June 1, 2006 the Company incorporated CanPower Development Corp., (“CanPower”) a wholly owned subsidiary incorporated under the Companies Act, Cap 308 of the Laws of Barbados to develop power projects globally.

Effective February 1, 2005 the Company divested of its interest in M&M Engineering Limited (“M&M”) for cash proceeds of CDN$7,361,999. The transaction was a sale of 100% of the common shares and 100% of the preferred shares of M&M held by the Company. Prior to closing, the Company retracted preferred shares of M&M for Cdn $1,000,000 cash and M&M assigned to the Company 100% of 10915 Newfoundland Limited, a Newfoundland and Labrador company (“10915 Newfoundland”), and 100% of 11123 Newfoundland Limited, a Newfoundland and Labrador company (“11123 Newfoundland”). Each of 10915 Newfoundland and 11123 Newfoundland owned a portion of the facilities located in Port aux Basques, Newfoundland and Labrador. For the purpose of financial presentation, the operations of M&M and its subsidiaries have been accounted for as discontinued operations.

Effective June 29, 2005 the Company sold its 100% interest in 10915 Newfoundland and 11123 Newfoundland for cash proceeds of CDN$175,000.

The audited consolidated financial results for the twelve month periods ending June 30, 2006, June 30, 2005 and June 30, 2004 include the accounts of the Company as well as an investment in Konaseema Gas Power Limited (“KGPL”) a company incorporated in India that is developing a power project in Andhra Pradesh, India, and investments in marketable securities, EPS Karnataka, CanPower and EIPCL.

The Company’s oil and gas operations are located in Alberta, British Columbia, Saskatchewan and Ontario, Canada. The Company’s financial results are influenced by its business environment. Risks include, but are not limited to: crude oil and natural gas prices; cost to find, develop, produce and deliver crude oil and natural gas; demand for and ability to deliver natural gas; government regulations and cost of capital The Company’s producing wells are subject to normal levels of decline and unavoidable changes in operating conditions in facilities operated by third parties. The Company’s production revenue is subject to commodity price fluctuations over which the Company has no control. Some of the business risks could include:

•	volatility in market prices for oil and natural gas;
•	reliance on third party operators;
•	ability to find or produce commercial quantities of oil and natural gas;
•	liabilities inherent in oil and natural gas operations;
•	dilution of interests in oil and natural gas properties;
•	uncertainties associated with estimating oil and natural gas reserves;
•	new prospects and exploration activities may have inherent risks;
•	competition for, among other things, financings, acquisitions of reserves, undeveloped lands and skilled personnel;
• governmental regulation and environmental legislation; and
•	weather conditions (See“Item 3.D Rick Factors - Risk Factors Relating to Oil and Gas Exploration, Development and Production” above).

The consolidated financial statements have been prepared on the basis of a “going concern”, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.

The Company’s ability to continue as a “going concern” is dependent upon the enforceability of the Oakwell Claim (See Note 7 of the Company’s Audited Consolidated Financial Statements) and the Company’s ability to fund its operations and legal costs from internal or external sources. If the application of the Judgment becomes enforceable in Canada, then there would be a material and adverse impact on the Company’s financial condition and the Company may be required to sell certain assets to satisfy the judgment. The Company’s consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue in the normal course of operations. If the “going concern” assumption is not appropriate for the consolidated financial statements then adjustments may be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

OVERALL PERFORMANCE

The Company’s overall performance for the twelve months ended June 30, 2006 can be highlighted by the following: The Company's gross oil and gas revenue of $1,169,988 for the twelve month period ending June 30, 2006 increased by 24% from $946,655 for the comparative twelve month period ending June 30, 2005. During the twelve month period ending June 30, 2006, commodity prices increased by 29% to an average of $55.99 per boe compared to $43.37 per boe for the twelve month period in 2005. Average production volumes decreased 5% to 57 boe/d compared to 60 boe/d for the same twelve month period in 2005. For the twelve month period revenue growth was driven by increases in commodity prices partially offset by lower production volumes.

Net loss from continuing operations increased 37% to $3,008,745 for the twelve month period ended June 30, 2006 compared to a net loss of $2,197,746 for the twelve month period ending June 30, 2005. The increase in net loss from continuing operations was primarily caused by the write down of oil and gas interests, write down of securities and costs related to the Oakwell Claim. These costs were partially offset by the gain on sale of marketable securities (See “Critical Accounting Estimates - Oakwell Claim” below).

--

Select Financial Information
EnerNorth Industries Inc.
Presented Pursuant to Canadian Generally Accepted Accounting Principles
(Canadian $, Except Per Share Data) (Audited)
	As of and for the Twelve Month Period Ended June 30,
	2006(1)(2)	2005(1)(2)	2004(1)(2)
financial INFORMATION:
Oil and gas revenue	$ 1,169,988	$ 946,655	$ 765,941
Less: royalties	189,720	201,172	106,485
Net revenue	980,268	745,483	659,456

Net loss from operations before discontinued operations	(3,008,745)	(2,197,746)	(3,845,606)
Income and gain on disposition of discontinued operations (2)	-	2,034,997	1,627,664
Net loss for the year	(3,008,745)	(162,749)	(2,217,942)
Net loss from continuing operations per share	$(0.73)	$(0.54)	$(0.95)
Net loss per share	$(0.73)	$(0.04)	$(0.55)
Total assets	15,198,471	15,708,656	23,262,596
Total financial liabilities	10,656,314	8,632,418	16,097,577
OPERATIONS:
Average Daily Production
Natural gas (mcf per day)	216	239	214
Natural gas liquids (bbls per day)	9	10	7
Crude oil (bbls per day)	12	11	5
Total (boe per day)	57	60	48
Average Commodity Prices
Natural gas ($/mcf)	$9.08	$ 6.86	$ 6.65
Natural gas liquids ($/bbl)	$48.05	$ 39.34	$ 29.16
Crude oil ($/bbl)	$67.01	$ 55.46	$ 37.61
Total ($/boe)	$55.99	$ 43.37	$ 38.16

Royalties
Natural gas ($/mcf)	$1.38	$ 1.52	$ 1.04
Natural gas liquids ($/bbl)	$11.27	$ 11.39	$ 6.24
Crude oil ($/bbl)	$9.68	$ 7.68	$ 4.61
Total royalties ($/boe)	$9.08	$ 9.22	$ 6.09
Production costs
Natural gas ($/mcf)	$3.28	$ 2.94	$ 2.93
Natural gas liquids ($/bbl)	$8.22	$ 6.84	$ 15.24
Crude oil ($/bbl)	$25.19	$ 31.20	$ 12.31
Total production costs ($/boe)	$18.90	$ 18.32	$ 16.72
Netback by Product
Natural gas ($/mcf)	$4.42	$ 2.40	$ 2.68
Natural gas liquids ($/bbl)	$28.56	$ 21.11	$ 7.68
Crude oil ($/bbl)	$32.14	$ 16.58	$ 20.69
Netback ($/boe)	$28.01	$ 15.83	$ 15.35
____________________

(1)	Selected Financial Data should be read in conjunction with the discussion below and “Critical Accounting Principles and Critical Accounting Estimates” below.
(2)During fiscal 2005 the Company sold its interests in M&M Engineering Limited (“M&M”). As a result the Industrial & Offshore Division has been treated as discontinued operations for accounting purposes, and prior years' statements of operations have been restated.

ITEM 5.A OPERATING RESULTS

Fiscal 2006 versus Fiscal 2005 and Fiscal 2005 versus Fiscal 2004

Production Volumes. For the twelve month period ending June 30, 2006 average production volumes decreased 5% to 57 boe/d compared to 60 boe/d for the same twelve month period in 2005. Decreases were primarily related declining production from the Company’s Sibbald property, Alberta and the shutin of a well in the Kaybob area of Alberta pending rerouting of production and the shut in of a well in the Bigstone area of Alberta. Offsetting these production decreases were three months of production from the Company’s Sawn acquisition and one months operating results from the Company’s Great Northern Oil acquisition.

For the twelve month period ending June 30, 2006 average gas production decreased 10% to 216 mcf/d compared to 239 mcf/d for the same twelve month period in 2005. Decreased gas production was primarily a result of production declines from Sibbald, Alberta and the temporary shut in of a well in the Kaybob area of Alberta pending rerouting of production and the shut in of a well in the Bigstone area of Alberta.

For the twelve month period ending June 30, 2006 average natural gas liquids production decreased 10% to 9 bbls/d compared to 10 bbls/d for the same twelve month period in 2005. Decreases in natural gas liquids for the twelve month period ending June 30, 2006 was primarily attributed to the shut in of a well pending production rerouting, both of which are located in the Kaybob area of Alberta.

For the twelve month period ending June 30, 2006 average oil production increased 9% to 12 bbls/d compared to 11 bbls/d for the same twelve month period in 2005. Increased oil production was due to production increases from the Company’s Farrow property, Alberta.

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

Commodity Prices. During the twelve month period ending June 30, 2006, commodity prices increased by 29% to an average of $55.99 per boe compared to $43.37 per boe for the twelve month period in 2005. These price increases reflect general price increases in the respective commodities.

Average gas prices per mcf increased by 32% to $9.08 during the twelve month period ending June 30, 2006 compared to $6.86 per mcf for the twelve month period ending June 30, 2005.

Average natural gas liquids prices per barrel increased by 22% to $48.05 during the twelve month period ending June 30, 2006 compared to $39.34 per barrel for the twelve month period ending June 30, 2005.

Average oil prices per barrel increased by 21% to $67.01 during the twelve month period ending June 30, 2006 compared to $55.46 per barrel for the twelve month period ending June 30, 2005.

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

Gross oil and gas revenue. The Company's gross oil and gas revenue of $1,169,988 for the twelve month period ending June 30, 2006 increased by 24% from $946,655 for the comparative twelve month period ending June 30, 2005. For the twelve month period revenue growth was driven by increases in commodity prices partially offset by lower production volumes.

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

Royalties. Royalties decreased by 6% to $189,720 for the twelve month period ending June 30, 2006 compared to $201,172 for the twelve month period ended June 30, 2005. For the twelve month period royalties decreased by 2% to $9.08 per boe compared to $9.22 per boe in 2005.

Royalties increased by 89% to $201,172 for the twelve month period ending June 30, 2005 compared to $106,485 for the twelve month period ended June 30, 2004. Increased royalties were a result of increased production volumes primarily from the Company’s Farrow, Olds-Davey and Sibbald properties along with increased commodity prices. Royalties increased by 51% to $9.22 per boe for the twelve month period ending June 30, 2005 compared to $6.09 per boe in 2004.

Net Revenue. The Company’s net revenues for the twelve month period ending June 30, 2006 increased by 31% to $980,268 compared to $745,483 for the comparative twelve month period ending June 30, 2005.

The Company’s net revenues for the twelve month period ending June 30, 2005 increased by 13% to $745,483 compared to $659,456 for the comparative twelve month period ending June 30, 2004.

Operating and transportation. Operating and transportation costs were $394,863 for the twelve month period ending June 30, 2006, 1% lower than operating and transportation costs of $399,795 during the comparable twelve month period in 2005. Lower costs were a result of decreased production volumes. During the twelve month period ended June 30, 2006 production costs per boe were 3% higher at $18.90 per boe compared to $18.32 per boe during the same period in 2005.

Operating and transportation costs were $399,795 for the twelve month period ending June 30, 2005, 37% higher than operating and transportation costs of $292,275 during the comparable twelve month period in 2004. Higher production expenses were a result of increased production volumes and increased operations primarily on the Company’s Sibbald, Olds/Davey and Farrow, Alberta properties. During the year ended June 30, 2005 production cost per boe increased by 10% to $18.32 per boe compared to $16.72 per boe during 2004.

Depletion and Accretion. For the twelve month period ending June 30, 2006, depletion and accretion expense was $729,856, 6% higher compared to $691,539 for the twelve month period in 2005. The increased depletion and accretion was a result of a higher value of properties in the depletion pool.

For the twelve month period ending June 30, 2005, depletion and accretion expense was $691,539, 51% higher compared to $458,230 for the twelve month period in 2004. The increased depletion and accretion was a result of higher production volumes and a higher value of properties in the depletion pool.

Administrative Expenses. Administrative expenses of $2,198,024 for the twelve month period ending June 30, 2006 were 1% lower than administrative expenses of $2,221,343 the previous year. The primary component of administrative expenses for the twelve month period ending June 30, 2006 was related to litigation expenses of $924,635 versus $982,912 for the previous 12 month period ending June 30, 2005. The Company also accrued an expense of $3,736 for stock option expense during the fiscal 2006.

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

Foreign Exchange. For the twelve month period ending June 30, 2006 the gain on foreign exchange was $330,816 compared to a foreign exchange gain of $539,836 for the twelve month period in 2005. The foreign exchange gain during the periods in fiscal 2006 and fiscal 2005 was partially attributed to the appreciation in the Canadian dollar relating to the Oakwell Claim. This gain was partially offset by a foreign exchange loss relating to Company’s investment in KGPL.

For the twelve month period ending June 30, 2005 the gain on foreign exchange was $539,836 compared to a foreign exchange loss of $24,070 for the twelve month period in 2004. The foreign exchange gain during fiscal 2005 related to appreciation in the Canadian dollar relating to the Oakwell Claim. This gain was partially offset by a foreign exchange loss relating to Company’s investment in KGPL.

Oakwell Claim. For the twelve month period ending June 30, 2006 the provision on the Oakwell Claim increased by $403,051 versus $712,349 for the twelve month period ending June 30, 2005. The increase related to accrued interest and court awarded costs on the Singapore Judgment.

For the twelve month period ending June 30, 2005 the provision on the Oakwell Claim increased by $712,349 versus $2,015,681 for the twelve month period ending June 30, 2004. The increase related to accrued interest and court awarded costs on the Singapore Judgment (See “Critical Accounting Estimates - Oakwell Claim” below).

Interest income. For the fiscal year ending June 30, 2006 interest income was $69,765, 77% lower compared to $305,836 for the comparable twelve month period in 2005. Interest income was related to interest earned on cash held in short term investments however in 2005 the Company also accrued interest on the Company’s KGPL investment.

For the twelve months ending June 30, 2005 interest income was $305,836, 63% higher compared to $187,440 for the comparable twelve month period in 2004. The increase in interest income was related to interest payments received on the Company’s KGPL investment as well as interest on cash held in short maturity investments.

Gain on sale of inactive subsidiaries. Gain on sale of inactive subsidiaries represents the net proceeds on the properties located in Port aux Basques Newfoundland. Effective June 29, 2005, the Company sold these properties to a third party for cash proceeds of $175,000.

Income from marketable securities. At June 30, 2006 the Company held a portfolio of marketable securities, which contains a portion of oil and gas related trust units. These trust units have a fixed yield distribution to owners of the units. For the twelve month period ending June 30, 2006 the Company earned $234,072 in cash distributions from trust units versus $49,916 for the previous twelve month period in 2005. During 2004 the Company earned Nil in cash distributions from trust units.

Gain on sale of marketable securities. For the twelve month period ending June 30, 2006 the Company sold a portion of its portfolio of marketable securities resulting in a gain on disposition of $1,538,146 compared to $9,775 for the same twelve month period in 2005.

For the twelve month period ending June 30, 2005 the Company sold a portion of its portfolio of marketable securities resulting in a gain on disposition of $9,775 compared to $16,470 for the same twelve month period in 2004.

Write down of marketable securities. Marketable securities are valued at the lower of cost or market on a portfolio basis. At June 30, 2006 the cost of the Company’s marketable securities was greater than market value and as a result a provision of $193,461 was applied compared to Nil for the twelve month period ended June 30, 2005.

Write down of oil and gas interests. In applying the full cost method, the Company performs an annual impairment test (“ceiling test”) which restricts the capitalized costs less accumulated depletion and amortization from exceeding an amount equal to the estimated fair market value of future net revenues from proved and probable oil and gas reserves, as determined by independent engineers, based on sales prices achievable under forecast prices and posted average reference prices in effect at the end of the year and forecast costs, and after deducting estimated future production related expenses, future site restoration costs and income taxes. As a result of applying the aforementioned test at June 30, 2006 the Company recorded a provision of $2,692,748. No provision was applied for the same fiscal periods ending 2005 or 2004.

Current and Future Income Taxes. During the twelve month period ended June 30, 2006 a net future income tax benefit of $457,159 was recognized compared to a net future income tax charge of Nil for the twelve month period ended June 30, 2005. As a result of the write down of oil and gas interests, the Company recorded an income tax benefit. During the twelve month period ended June 30, 2005 a net future income tax charge of Nil was recognized compared to a net future income tax charge of Nil for the twelve month period ended June 30, 2004. During the current and previous year a future tax recovery was absorbed by an increase in the valuation allowance. During fiscal 2006 the statutory tax rate was 34.24% versus 36.12% in 2005.

Net loss from continuing operations. Net loss from continuing operations increased 37% to $3,008,745 for the twelve month period ended June 30, 2006 compared to a net loss of $2,197,746 for the twelve month period ending June 30, 2005. The net loss from continuing operations was primarily caused by the write down of oil and gas interests, write down of marketable securities and costs related to the Oakwell Claim. These costs were partially offset by the gain on sale of marketable securities.

Net loss from continuing operations decreased 43% to $2,197,746 for the twelve month period ended June 30, 2005 compared to a net loss of $3,845,606 for the twelve month period ending June 30, 2004. Net loss from continuing operations was significantly higher in the previous year due to a $2,015,681 provision for the Oakwell Claim (See Critical Accounting Estimates - Oakwell Claim, below).

Net income from discontinued operations. Net income from discontinued operations resulted from the Company’s disposition of its Industrial & Offshore Division, which was sold February 1, 2005. Net income from discontinued operations was Nil for the twelve month period ended June 30, 2006 compared to $317,351 for the twelve month period ended June 30, 2005. On disposition of the operations of the Industrial & Offshore Division the Company recorded a gain of $1,717,646.

Net income from discontinued operations decreased 81% to $317,351 for the twelve month period ended June 30, 2005 compared to $1,627,664 for the twelve month period ended June 30, 2004.

Net loss. As a result of the above factors the net loss was $3,008,745 for the twelve month period ending June 30, 2006 compared to a loss of $162,749 for the comparable twelve month period ending June 30, 2005.

As a result of the above factors the net loss was $162,749 for the twelve month period ending June 30, 2005 compared to a loss of $2,217,942 for the comparable twelve month period ending June 30, 2004.

Net loss from continuing operations per share and net loss per share. Net loss from continuing operations per share for the twelve month period ending June 30, 2006 increased to $0.73 per share from $0.54 per share for the same twelve month period 2005. Net loss per share for the twelve month period ending June 30, 2006 increased to $0.73 per share compared to a net loss of $0.04 per share for the same twelve month period 2005. Fully diluted loss per share and fully diluted loss per share from continuing operations are not presented as they are antidilutive.

Net loss from continuing operations per share for the twelve month period ending June 30, 2005 decreased by 43% to $0.54 per share from $0.95 per share for the same twelve month period 2004. Net loss per share for the twelve month period ending June 30, 2005 decreased 93% to $0.04 per share compared to a net loss of $0.55 per share for the same twelve month period 2004.

Capital Expenditures. Capital expenditures totaled $7,160,176 for the twelve months of fiscal 2006 compared to $1,001,743 for the twelve months of fiscal 2005. During the twelve month period ending June 30, 2006 the Company’s primary expenditures related to drilling and completion costs of $2,410,430 for the Buick Creek lands, British Columbia, and cash acquisition costs related to the Sawn Lake and Great Northern Oil acquisition of $2,351,608 and $2,150,212 respectively.

Capital expenditures totaled $1,001,743 for the twelve months of fiscal 2005 compared to $1,740,154 for the twelve months of fiscal 2004. During the twelve month period ending June 30, 2005 the Company’s primary expenditures related to acquisition costs of $279,765 for the Buick Creek lands, British Columbia, drilling and completion costs of approximately $85,242 for the Doe Property, Alberta, $273,969 in tie-ins at Olds/Davey, Alberta, and $73,360 in re-completions in the Sibbald area of Alberta.

 SUMMARY OF QUARTERLY RESULTS

	Fiscal 2006-Unaudited				Fiscal 2005 - Unaudited
	June 30,2006	Mar. 31/06	Dec. 31/05	Sept. 30/05	June 30/05	Mar. 31/05	Dec. 31/04	Sept. 30/04

Financial Information:
Net oil and gas revenue	$ 200,131	$ 166,941	$ 326,114	$ 287,082	$ 149,274	$ 206,044	$ 226,755	$ 163,410

Income (loss) from continuing
operations	$ (3,213,485)	$ 368,323	$ (158,974)	$ (4,609)	$ (741,216)	$ (771,886)	$ (470,909)	$ (213,735)
Net income (loss)	$ (3,213,485)	$ 368,323	$ (158,974)	$ (4,609)	$ (891,216)	$ 1,188,123	$ (548,854)	$ 89,198

Income (loss) from continuing
operations per share	$ (0.76)	$ 0.09	$ (0.04)	$ (0.001)	$ (0.18)	$ (0.19)	$ (0.12)	$ (0.05)
Net income (loss) per share	$ (0.76)	$ 0.09	$ (0.04)	$ (0.001)	$ (0.22)	$ 0.29	$ (0.14)	$ 0.02
Fully diluted net income
(loss) per share	$ (0.76)	$ 0.08	$ (0.04)	$ (0.001)	$ (0.22)	$ 0.26	$ (0.14)	$ 0.02

Operating Information:
Average Daily Production
Natural gas (mcf per day)	323	123	212	231	270	233	342	171
Natural gas liquids (bbls per day)	3	4	16	13	10	14	8	5
Crude oil (bbls per day)	10	15	11	11	13	14	16	1
Total (boe per day)	66	39	62	62	69	66	81	34

Average Commodity Prices
Natural gas ($/mcf)	$ 9.08	$ 8.71	$ 12.95	$ 9.73	$ 7.41	$ 7.97	$ 5.98	$ 6.07
Natural gas liquids ($/bbl)	$ 48.05	$ 48.17	$ 45.52	$ 47.01	$ 41.81	$ 32.67	$ 32.14	$ 37.95
Crude oil ($/bbl)	$ 67.01	$ 66.51	$ 67.28	$ 68.30	$ 65.76	$ 52.71	$ 42.19	$ 55.91
Total ($/boe)	$ 55.99	$ 57.30	$ 66.32	$ 57.67	$ 48.15	$ 45.68	$ 36.77	$ 37.29

Royalties
Natural gas ($/mcf)	$ 1.38	$ 1.74	$ 1.42	$ 0.98	$ 1.69	$ 1.18	$ 1.48	$ 1.77
Natural gas liquids ($/bbl)	$ 11.27	$ 12.88	$ 11.39	$ 10.84	$ 9.48	$ 10.03	$ 11.23	$ 19.83
Crude oil ($/bbl)	$ 9.68	$ 9.33	$ 8.61	$ 4.95	$ 8.55	$ 9.07	$ 6.07	$ 4.92
Total royalties ($/boe)	$ 9.08	$ 10.27	$ 9.38	$ 6.77	$ 9.75	$ 8.07	$ 8.58	$ 11.72

Production costs
Natural gas ($/mcf)	$ 3.28	$ 3.89	$ 3.15	$ 3.36	$ 2.80	$ 1.60	$ 4.27	$ 2.77
Natural gas liquids ($/bbl)	$ 8.22	$ 16.69	$ 7.34	$ 5.71	$ 7.28	$ 5.86	$ 5.71	$ 10.94
Crude oil ($/bbl)	$ 25.19	$ 26.35	$ 26.49	$ 24.07	$ 37.00	$ 21.12	$ 34.03	$ 35.82
Total production costs ($/boe)	$ 18.90	$ 23.84	$ 16.98	$ 17.81	$ 19.24	$ 10.99	$ 24.93	$ 16.52

Netback by Product
Natural gas ($/mcf)	$ 4.42	$ 3.08	$ 8.38	$ 5.39	$ 2.92	$ 5.19	$ 0.23	$ 1.53
Natural gas liquids ($/bbl)	$ 28.56	$ 18.60	$ 26.79	$ 30.46	$ 25.05	$ 16.78	$ 15.20	$ 7.18
Crude oil ($/bbl)	$ 32.14	$ 30.83	$ 32.18	$ 39.28	$ 20.21	$ 22.52	$ 2.09	$ 15.17
Netback ($/boe)	$ 28.01	$ 23.19	$ 39.96	$ 33.09	$ 19.16	$ 26.62	$ 3.26	$ 9.05

Net revenues from the Company’s oil and gas operations have generally increased over the past eight quarters due to general increases in production rates and commodity prices (See “Item 5.D - Trend Information” below). Earnings have tended to recede during the fourth quarter of both fiscal 2006 and 2005 and during the third quarter of fiscal 2005 due to increased litigation expenditures related to the Oakwell Claim, the accrual of the Singapore Judgment and in the fourth quarter of 2006, a write down in the Company’s oil and gas properties. The expenditures and accruals related to the Oakwell Claim were tied to the timing of court hearings and decisions and do not represent a normal business trend.

Fourth Quarter FISCAL 2006

During the fourth quarter ended June 30, 2006 the Company’s net revenue was $200,131 versus $149,274 recorded in the fourth quarter ending June 30, 2005. This was primarily due to increased production from the Company’s acquisition of Sawn Lake and Great Northern Oil and commodity price increases.

During the fourth quarter ended June 30, 2006 the Company recorded a write down on its oil and gas properties of $2,568,030 and a write down of $193,461 on its portfolio of marketable securities.

During the fourth quarter ended June 30, 2005 the Company disposed of its interests in 10915 Newfoundland Limited and 11123 Newfoundland Limited for cash proceeds of $175,000. Both of 10915 Newfoundland Limited and 11123 Newfoundland Limited were inactive and their only assets were holdings in two properties located in Newfoundland and Labrador, Canada.

ITEM 5.B. LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as of June 30, 2006 was $67,315 compared to $5,286,315 at June 30, 2005. During the twelve month period ending June 30, 2006 the Company’s cash flows used from operating activities from continuing operations was $789,226 versus funds used from operating from continuing operating activities of $1,342,888 during the previous year.

Cash and cash equivalents as of June 30, 2005 was $5,286,315 compared 600,313 at June 30, 2004. During the twelve month period ending June 30, 2005 the Company’s cash flows used from operating activities from continuing operations was $1,342,888 versus cash flows used from operating activities from continuing operating activities of 1,871,961 during the previous year.

The Company expended $6,535,176 related to oil and gas assets during the twelve month period ended June 30, 2006 versus $1,001,743 during the previous twelve month period ending June 30, 2005. During the twelve month period ending June 30, 2006 the Company’s primary expenditures related to drilling and completion costs of $2,410,430 for the Buick Creek lands, British Columbia, and acquisition costs related to the Sawn Lake and Great Northern Oil of $2,351,608 and $2,150,212 respectively.

The Company also had net proceeds on disposition of marketable securities of $2,117,624 during the twelve month period ending June 30, 2006 versus purchases of $1,863,324 in the previous period.

Many of the changes in balance sheet accounts during fiscal 2005 are represented by the disposal of the Company’s Industrial & Offshore Division. These items have been reclassified as cash provided by discontinued operations. During the twelve month period ending June 30, 2005 the Company had net cash provided by discontinued operations of $5,968,814 versus cash used of $1,181,034 by the discontinued operations during the previous fiscal year. During the twelve month period ending June 30, 2005 the Company had proceeds of $8,111,989 on the disposal of M&M Engineering and used $2,375,728 from investing activities of discontinued operations. During the previous year the Company used $592,727 on discontinued operations. During the twelve month period ending June 30, 2005 the Company used $2,981,618 on financing activities of discontinued operations versus $54,910 for the previous year.

The Company has the resources to meet its present working capital requirements with the exception of the Oakwell Claim (See “Item 8.A.7 - Litigation - Oakwell” below).

The Company's primary sources of liquidity and capital resources historically have been cash flows from the operations of oil and gas operations, the issuance of share capital, advances from shareholders and cash flows from discontinued operations. During fiscal 2006, it is expected that primary sources of liquidity and capital resources will be derived from the oil and gas operations. The Company also anticipates that it will eventually dispose of its interest in KGPL. (See “Item 5.G - Safe Harbour - Critical Accounting Estimates - Valuation of the Company’s Investment in KGPL” below).

With respect to specific estimates that could have a material affect on future operations and cash flows (See ”Item 5.G - Safe Harbour - Critical Accounting Estimates - Oakwell Claim and the Valuation of the Company's Investment in KGPL” below).

Outlook and Prospective Capital Requirements.

The Company’s oil and gas operations have steadily increased since its inception in 2001. At present, the Company intends to apply cash to further develop its oil and gas properties. As part of the Company's oil and gas exploration and development program, management of the Company anticipates further expenditures to expand its existing portfolio of proved and probable oil and gas reserves. Amounts expended on future oil and gas exploration and development is dependent on the nature of future opportunities evaluated by the Company. These expenditures could be funded through cash held by the Company or through cash flow from operations. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. With respect to other potential expenditures of the Company see “Critical Accounting Estimates - Oakwell Claim” below.

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

ITEM 5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Not applicable.

--

ITEM 5.D. TREND INFORMATION

Seasonality

The Company's oil and gas operations is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company's oil and gas properties is the primary determinant for the volume of sales during the year.

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

ITEM 5.E. OFF-BALANCE SHEET ARRANGEMENTS

Not Applicable.

ITEM 5.F. TABABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Below is a listing of contractual commitments for future payments for the Company by fiscal year to 2011:
Schedule of Contractual Obligations (CDN $)

--

June 30, 2006
	Less than 1 year	1-3 years	3-5 years	more than 5 years

Operating leases	$7,404	$8,100	$ -	$ -
Debt interest and principal repayments	$38,182	$127,045	$63,523	$ -
	$45,586	$135,145	$63,523	$ -

ITEM 5.G. SAFE HARBOR

Certain statements in this Annual Report, including those appearing under this Item 5, constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Additionally, forward-looking statements may be made orally or in press releases, conferences, reports, on our website or otherwise, in the future, by us or on our behalf. Such statements are generally identifiable by the terminology used such as "plans", "expects", "estimates", "budgets", "intends", "anticipates", "believes", "projects", "indicates", "targets", "objective", "could", "may", or other similar words.

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for natural gas, natural gas liquids and oil products; the ability to produce and transport natural gas, natural gas liquids and oil; the results of exploration and development drilling and related activities; economic conditions in the countries and provinces in which we carry on business, especially economic slowdown; actions by governmental authorities including increases in taxes, changes in environmental and other regulations, and renegotiations of contracts; political uncertainty, including actions by insurgent groups or other conflict; the negotiation and closing of material contracts; and the other factors discussed in "Item 3. Key Information - Risk Factors", and in other documents that we file with the SEC. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors; our course of action would depend upon our assessment of the future considering all information then available. In that regard, any statements as to future natural gas, natural gas liquids or oil production levels; capital expenditures; the allocation of capital expenditures to exploration and development activities; sources of funding of our capital program; drilling of new wells; demand for natural gas, natural gas liquids and oil products; expenditures and allowances relating to environmental matters; dates by which certain areas will be developed or will come on-stream; expected finding and development costs; future production rates; ultimate recoverability of reserves; dates by which transactions are expected to close; cash flows; uses of cash flows; collectability of receivables; availability of trade credit; expected operating costs; expenditures and allowances relating to environmental matters; debt levels; and changes in any of the foregoing are forward-looking statements, and there can be no assurances that the expectations conveyed by such forward-looking statements will, in fact, be realized. Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity, achievements or financial condition.

Readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results, which may not occur as anticipated. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results, due to the risks and uncertainties described above, as well as others not now anticipated. The foregoing statements are not exclusive and further information concerning us, including factors that could materially affect our financial results, may emerge from time to time. We do not intend to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements

Critical Accounting Policies and Estimates and Newly Adopted Accounting Policies

The Company's significant accounting policies, estimates and changes to accounting policies are also described in the Notes to the audited Consolidated Financial Statements for the fiscal years ended June 30, 2006, 2005, 2004(See Item 19 - Exhibits below). It is increasingly important to understand that the application of generally accepted accounting principles involves certain assumptions, judgments and estimates that affect reported amounts of assets, liabilities, revenues and expenses. The application of principles can cause varying results from company to company.

The most significant accounting policies that impact the Company relate to oil and gas accounting and reserve estimates, future income tax assets and liabilities, and stock based compensation.

The most significant accounting estimates that impact the Company and its subsidiaries relate to the Oakwell Claim, the valuation of the Company's investment in KGPL and the valuation of the convertible debenture of face value CDN $200,00.

During fiscal 2005 the Company adopted the recommendations of the new CICA Handbook Section 3870, stock-based compensation and other stock-based payments. The only new accounting policy that was adopted by the Company during the 2004 fiscal year was a new accounting policy guideline for oil and gas accounting according to the new Canadian Institute of Chartered Accountants (“CICA”) Handbook guideline ACG-16.

Critical Accounting Policies

Oil and gas accounting and reserve estimates. The Company follows the full cost method of accounting for oil and gas operations under which all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical costs, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Under the full cost method all of the costs noted above are capitalized, together with the costs of production equipment, and are depleted on the unit-of-production method based on the estimated gross proved reserves. Petroleum products and reserves are converted to equivalent units of natural gas at 6,000 cubic feet to 1 barrel of oil.

Under the full cost method costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred. When reserves are identified as “proven” by independent engineers, or the property is considered to be impaired, then the cost of the property or the amount of the impairment is added to costs subject to depletion calculations. Impaired assets that are added to the depletion pool are not written down, instead they are amortized over the life of the other oil and gas properties.

Proceeds from the sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion. Alberta Royalty Tax Credits are net against royalty costs.

In applying the full cost method, under Canadian GAAP, the Company performs a ceiling test which restricts the capitalized costs less accumulated depletion and amortization from exceeding an amount equal to the estimated fair market value undiscounted value of future net revenues from proved and probable oil and gas reserves, as determined by independent engineers, based on sales prices achievable under forecast prices existing contracts and posted average reference prices in effect at the end of the year and forecast current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes. For calculating the fair value the company utilizes a 10% discount factor.

As part of the ceiling test the Company also assesses the recoverability of the net book value of the investment in oil and gas properties against the undiscounted value of cash flows of proved reserves. The cash flows of proved reserves are derived from revenues from proved oil and gas reserves, as determined by independent engineers.

Future Income Tax Assets and Liabilities. The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying amounts and their respective income tax bases (temporary differences). Management regularly reviews its tax assets for recoverability and establishes a valuation allowance based on (i) historical taxable income; (ii) projected future taxable income; and (iii) the accounting treatment reflected in Note 9 of the Company’s Audited Consolidated Financial Statements. As a result of the Sawn Lake and Great Northern Oil acquisitions the Company recorded future tax liabilities of $859,798 and $656,683 respectively for a total liability due to a temporary timing differences of $1,516,481. As of June 30, 2006 the Company had $7,380,712 of non-capital losses, Cumulative Canadian oil and gas property expenses of $11,545,106 and capital losses of $10,594,718.

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

As a result of adopting the new accounting policy the Company records compensation expense on all stock options granted. The fair value is recorded at their fair value at date of issuance and the amount is estimated using the Black-Scholes Option Pricing Model. During fiscal 2006 the Company recorded $3,736 of compensation expense related to the issuance of stock options and during fiscal 2005 the Company recorded $149,109 of compensation expense related to the issuance of stock options.

Critical Accounting Estimates

Oakwell Claim.

In March 1997, Oakwell Engineering Limited (“Oakwell”) and the Andhra Pradesh State Electricity Board (”APSEB”) executed two identical Power Purchase Agreements (“PPAs”) providing for Oakwell to build, own and operate two identical 100 MW net capacity diesel generator barge mounted power plants, fueled by furnace oil (total 200 MW net capacity) and sell electricity to APSEB on a take-or-pay basis for 15 years (the Project). In June 1997, the Company and Oakwell formed an 87.5% - 12.5% joint venture and then incorporated an Indian company, EOPL (now known as KGPL), to implement the provisions of the PPAs. Disputes rose between the Company and Oakwell regarding the time taken to obtain financing for the Project and a Settlement Agreement was reached in December 1998 under which Oakwell sold the Company all of Oakwell's interest in the PPAs and in EOPL.

In July 2002, Oakwell claimed the Company was in breach of the Settlement Agreement over the same issue settled by the Settlement Agreement and in August 2002 the Company was named as a defendant in the High Court of Singapore, in the matter of Oakwell vs. the Company, Suit No. 997 of 2002/V. On October 16, 2003 the High Court of Singapore ordered the Company to pay Oakwell US $5,657,000 (approximately CDN $6,933,219 at June 30, 2005) plus costs (the “Judgment”). On November 13, 2003 the Company appealed the Judgment to the Court of Appeal of the Republic of Singapore (Civil Appeal No. 129 of 2003/Y). That Court, which is the final Court of Appeal for Singapore, dismissed the appeal from the bench on April 27, 2004.

On June 21, 2004, Oakwell filed an Application with the Ontario Superior Court of Justice seeking an order recognizing and enforcing the Judgment in Ontario (Court File No.04-CV-271121 CM3). On August 30, 2004, the Company filed an Application with the Ontario Superior Court of Justice for a declaration that the Judgment cannot be recognized and enforced in the Province of Ontario (Court File No.04-CV-274860 CM2) on the basis that Singapore does not adhere to the Rule of Law and that the Singapore litigation did not provide the Company with an independent and impartial judiciary and accordingly could not be given the full faith and credit of the Canadian courts. The Applications were heard on December 6-9, 2004 before the Honourable Mr. Justice Day.

On January 10, 2005, after the Company publicly announced its intention to sell its engineering and offshore subsidiary, M&M, Oakwell brought a motion in the Ontario proceedings seeking to prevent the Company from disposing of or encumbering assets equal to the Canadian dollar equivalent of the Judgment from the proceeds of the sale of M&M. On January 27, 2005, that motion was withdrawn and the Company agreed to provide Oakwell with 5 days notice before execution of any transaction or series of related transactions exceeding $2.4 million from the proceeds from the sale of M&M Engineering Limited.

On June 27, 2005 Justice Day released his decision, in which he granted Oakwell's Application with costs, and dismissed the Company's Application. The formal Order granting recognition and enforcement to the Judgment was issued August 2, 2005.

On July 13, 2005, the Company filed a Notice of Appeal with respect to Justice Day's decision with the Court of Appeal for the Province of Ontario (“Court of Appeal”) (Court of Appeal File Number C43898). The appeal was heard April 10, 2006. On June 9, 2006 the Court of Appeal rendered its decision, dismissing the Company's appeal with costs.

On July 18, 2006 the Company brought a motion before the Court of Appeal (Court of Appeal File Number: M33962) seeking a stay of execution of the decision of the Court of Appeal pending the Company’s application to the Supreme Court of Canada for leave to appeal, and, should leave be granted, the appeal itself. On July 28, 2006 the Court of Appeal granted the Company's motion for a stay of execution on the condition that the Company pay $1,500,000 into Court on or before September 8, 2006. The Company paid this amount into Court on September 7, 2006.

On September 8, 2006 the Company filed its application for leave to appeal to the Supreme Court of Canada (Supreme Court of Canada Court File Number: 31620). The Supreme Court of Canada will only grant leave if it is persuaded that the case raises issues of public importance.  The Court's decision on the leave application is not expected until late 2006 or early 2007.

On January 12, 2005, Oakwell filed an Execution Petition before the Hon’ble High Court of Delhi, India (“Delhi Court”) which was served on February 14, 2005 against the Company for enforcement of the Singapore Judgment in India against certain assets of the Company alleged located in India (Execution Petition No. 22/2005) and an application for interim relief seeking attachment of certain assets of the Company including its Konaseema Gas Power Limited (“KGPL”) shares.

On May 23, 2005, the Delhi High Court ordered that if VBC Ferro Alloys Ltd. (“VBC”) purchases the Company’s KGPL shares the sale proceeds shall be kept in India and on September 9, 2005 the Delhi Court further ordered that if the Company receives any payments from VBC from the sale of it’s KGPL shares, then the proceeds shall be deposited in the Company’s account held in a Public Sector Bank in India or invested only in Government of India securities until the disposal of Oakwell’s Execution Petition. This order became infructuous upon the Company withdrawing its Execution Petition against VBC and not otherwise receiving any payment from VBC by way of sale of KGPL shares.

On August 29, 2006 the Delhi Court dismissed the objections filed by the Company (Execution Application No. 385/2005) as to the maintainability of the Execution Petition and questioning the Jurisdiction of Delhi Court. The Company filed a Review Petition (Execution Application 474/2006) and a Stay Petition (Execution Application 475/2006) against the Order of August 29, 2006 and a hearing is scheduled for October 13, 2006.

On September 07, 2006 Oakwell filed (Execution Application 482/2006) for interim relief, seeking restraint on the disposal of the Company’s KGPL shares and other assets. On September 18, 2006 the Delhi Court ordered that until October 13, 2006 the date of next hearing, the Company shall not deal with, transfer or alienate the KGPL shares or other assets.

The Execution Petition and related applications are ongoing.

A provision of CDN $7,686,971 at June 30, 2006 has been made to the Company’s financial statements in relation to the Judgment. If the Judgment is ultimately enforced in Canada, the Company’s financial condition would be materially and adversely affected (See “Item 8.A.7. - Litigation” below).

The following sensitivity analysis measures the affect on future cash flows and profitability given a 10% increase or decrease in exchange rates. The sensitivity also measures the affect on future cash flows and profitability given future court rulings result in full settlement, a 50% settlement and an outright declaration that the Singapore judgment is unenforceable in Canada.

Sensitivity Analysis of Oakwell Claim	Valuation	Affect on Net Income - increase (decrease)	Effect on Future Cash Flow - future payment
Base case - Full payment of balance sheet estimate	$ 7,686,971	$ -	$(7,686,971)

10% appreciation in Canadian currency	7,017,887	669,084	(7,017,887)

10% depreciation in Canadian currency	8,422,963	(735,992)	(8,422,963)

Settlement for 50% of value with Oakwell	3,843,485	3,843,485	(3,843,485)

Oakwell Claim found unenforceable	$ -	$ 7,686,971	$ -

Assuming the full amount is payable and foreign currency rates remain stable then future net income would not be affected whereas future net cash of $7,686,971 would be paid. Assuming a 10% appreciation in the Canadian currency then future net income would increase by $669,084 and the future cash outlay would be $7,017,887. Assuming 10% depreciation in the Canadian currency then future net income would decrease by $735,992 and the future cash outlay would be $8,422,963. Assuming the Company is able to settle with Oakwell for 50% of the amount accrued at the year ending June 30, 2005 then future net income would increase by $3,843,485 and the future cash outlay would be $3,843,485 and finally assuming the Oakwell Claim is unenforceable in Canada then the affect on future net income would be an increase of $7,686,971 and there will be no future outlay of cash resources.

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

Valuation of the Company's Investment in KGPL. As of June 30, 2006 the Company owns 11,848,200 common shares, par value Indian Rupee (“INR”) 10 (the "KGPL Shares") in Konaseema Gas Power Limited (“KGPL”) formerly known as Konaseema EPS Oakwell Power Limited.

Pursuant to an Arbitration Agreement between the Company and VBC, the parent company of KGPL, an Arbitration Award was passed on October 11, 2003 by Hon’ble Arbitral Tribunal, India (the “Award”) requiring as follows (i) VBC transfer an additional 500,000 shares in KGPL to the Company, at no cost and (ii) VBC to buy the original KGPL Shares for INR 113,482,000 on or before the earlier of: (a) 60 days after the first disbursal of funds on financial closure for the KGPL Project, and, (b) in any event no later than March 31, 2004. Further, the Company may, upon written notice to VBC, require that VBC purchase, and VBC is then required to buy, an additional 500,000 shares of KGPL at a par value of INR 5,000,000 on or before the same dates. If VBC does not buy the 11,348,200 KGPL Shares before March 31, 2004 then VBC is liable to pay the Company interest at 12% per annum on the value of the unredeemed shares from March 31, 2004 to the date of actual payment thereof.

On February 28, 2004 the Company provided written notice to VBC to purchase 11,348,200 KGPL Shares held by the Company. VBC raised a dispute regarding the purchase of the KGPL Shares and the Company commenced legal proceedings against VBC.

Execution Petition

On June 24, 2004 the Company filed an Execution Petition against VBC in the Court of the Chief Judge, City Civil Court, Hyderabad, India (“City Civil Court”) to enforce the Award (Execution Petition No. 46/2004).

In February, 2006, the Company advanced INR 5,000,000 (approximately CDN $134,850) to VBC as consideration for the Company acquiring the additional 500,000 shares of KGPL described in the Award.

The Company filed an application to withdraw its Petition against VBC and on June 9th, 2006 the City Civil Court, ordered that the Execution Petition be dismissed as withdrawn.

On August 6, 2006 the Company and VBC executed a Joint Memo for full satisfaction of the Award passed on October 11, 2003 stipulating as follows; (i) the Company waive the obligation that VBC purchase 11,348,200 KGPL shares and that the Company will retain its 11,348,200 KGPL shares; (ii) the Company and VBC comply with an order of Reserve Bank of India, such that the Company acquires the allotment of 500,000 KGPL shares rather than having such shares allotted at no cost, (iii) VBC acknowledge the right of the Company to purchase, on payment KGPL shares from VBC and/or its group companies at INR 10 per share free and clear of all claims, demand and encumbrances of any nature and kind; (iv) the Company waive payment of all unpaid interest by VBC under the Award,; (v) the Company, VBC and KGPL mutually undertake and agree to release each other against all and any claims, demand, assertions, petitions, decrees and litigation whatsoever that arose or may hereinafter arise in connection with any agreements, arrangements and understandings and agree that neither party will make any claims or demands against each other.

Pursuant to the Joint Memo, the Company acquired the 500,000 equity shares in KGPL previously allotted for no consideration under the Award by paying INR 5,000,000 (approximately CDN $134,850 in February 2006) and the Company subscribed for a further 500,000 additional equity shares in KGPL at par value INR 5,000,000 (approximately CDN $121,750 in August 2006). As of the date of this Operating and Financial Review and Prospects, the Company owns 12,348,200 KGPL Shares.

As a result of the Joint Memo, the Company filed a fresh Execution Petition in the City Civil Court for such court to record and accept the Joint Memo as full satisfaction of the Award as agreed to by the Company and VBC. The fresh Execution Petition has been listed for disposal by the City Civil Court on October 24, 2006.

Company Petition
On November 30, 2004 the Company filed a Company Petition against VBC in the High Court of Judicature of Andhra Pradesh, India (Company Petition No. 199/2004) to pass an order for the winding up of VBC under the provisions of the Companies Act, 1956 (India). Subsequently the Company withdrew the Company Petition on 16th February 2006, which ended these proceedings.

The Company estimates that the carrying amounts of the investment in KGPL will be fully recovered. The actual recoverable amount is dependent upon future events including foreign exchange fluctuations. The amount actually recovered could differ materially from the amount estimated by management.

On September 8, 2004 and November 17, 2004 the Company received interest payments from VBC net of India tax for the period March 31, 2004 to June 30, 2004 and July 1, 2004 to September 30, 2004 in the amount of CDN $84,142 (US $62,800) and CDN $76,366 (US $63,990) respectively.

The investment in KGPL is recorded at the lower of cost or fair market value amount of CDN $3,107,782 at June 30, 2006). Management of the Company assessed the fair market value based on (i) the number of the shares, (ii) an assessment KGPL’s financial statements, (iii) financial closure of the KGPL project, (iv) prospects for a future public offering of securities and comparison to recent offerings from other power projects in India, (v) the pending legal proceedings, and (vi) the likelihood and timing of eventual sale of the underlying shares. The actual recoverable amount is dependent upon future events including foreign exchange fluctuations and could differ materially from the amount estimated by management.

Valuation of Convertible Debenture. On May 31, 2006 the Company issued two convertible debentures with a face value of $100,000 each. The debentures carry an interest rate of 5% and are payable in quarterly installments of interest and principal. The debentures mature on November 30, 2011.

The principal and interest is repayable in cash or common shares at the option of the Company for the first two years. For the subsequent two year period the principal and interest is payable in cash or common shares at the option of the holder. The Company may repay the debentures 30 days after providing written notice. Prepayment may be made without penalty.

Under the terms of the debenture the price per share is calculated as the weighted average closing price for the 10 trading days preceding the payment date where such closing price does not exceed $2.60 per common share or diminish lower than $1.50 per share.

The holder of the debenture may convert into equity capital of the Company at their option after 10 days written notice to the Company. The outstanding principal and interest is then converted into equivalent Units consisting of one common share and one purchase warrant with a three year life equal to 115% of the Conversion Price. The Conversion Price is equal to 75% of the market price which is defined as the 10 day weighted average closing price but not higher than $2.60 or lower than $1.50.

Additionally there is an option for both the Company and the holders to reset the market range for the conversion feature.

1)	The holder has the option to reset the market range on a one time basis by reducing the minimum price per common share to no lesser than $0.75 if the market price remains below $1.50 for 90 days.

2)	The Company has the option to reset the market range on a one time basis by increasing the maximum price per common share to no more than $3.25 if the market price remains above $2.60 for 90 days.

The following sensitivity analysis measures the affect on future share issuances assuming the debt is converted into equity of the Company. The table also measures the potential additional common shares issuable assuming the Company issues common shares as consideration to fund principal and interest payments.

Sensitivity Analysis of potential issuance of common shares on conversion of debenture	Common Shares Issued	Warrants Issuable	Conversion Price per Share	Strike Price per Warrant
Conversion of debt to units
Base case - Full payment of balance sheet estimate at the May 31, 2006 closing date	138,176	138,176	$ 1.45	$ 1.66

100% Increase in share value up to the maximum per the agreement	102,564	102,564	$ 1.95	$ 2.24

50% Decrease in share value up to the maximum per the agreement	177,778	177,778	$ 1.13	$ 1.29

100% Increase in share value and price reset To the maximum	82,051	82,051	$ 2.44	$ 2.80

50% Decrease in share value and price reset to the minimum	277,778	277,778	$ 0.72	$ 0.83

In the base case, the sensitivity assumes a stock price of Cdn$1.93 (the price on May 31, 2006 when the debenture was issued). Assuming the debenture is converted into units then the Company would issue 138,176 common shares and 138,176 common share purchase warrants. The warrants would be priced at $1.66 per share. Assuming the stock price was to increase by 100% then the Company would issue 102,564 common shares and 102,564 common share purchase warrants priced at $2.24 per warrant. Assuming the stock price was to decrease by 50% then the Company would issue 177,778 common shares and 177,778 common share purchase warrants priced at $1.29 per warrant. Assuming the stock price was to increase by 100% and the Company reset the market range then the Company would issue 82,051 common shares and 82,051 common share purchase warrants priced at $2.80 per warrant. Assuming the stock price was to decrease by 50% and the holder reset the market range then the Company would issue 277,778 common shares and 277,778 common share purchase warrants priced at $0.83 per warrant.

Instead of converting the debenture the holder may be paid its interest and principal payments in common shares in the Company. Assuming a stock price of $1.08 then during the life of the debenture the Company would issue 152,500 common shares priced at $1.50 per share over the life of the debenture. Assuming the market price increased 100% then the Company would issue 105,903 common shares priced at $2.16 per share over the life of the debenture. Assuming the market price decreased 50% then the Company would issue 152,500 common shares priced at $1.50 per share over the life of the debenture.

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

Oil and gas accounting: During 2004, the Company adopted the recommendations of the new CICA Handbook guideline AcG-16. The primary difference related to this new accounting standard relates to the application of the ceiling test. Under the new standard the capitalized costs less accumulated depletion and amortization are restricted to the fair value of proved and probable reserves as opposed to the undiscounted value of proved reserves less general and administrative expenses, tax and financing costs. As a result of applying the new standards, management determined that a transitional impairment loss of $1,945,786 be recorded as at July 1, 2003. During the year ended June 30, 2006 the Company wrote down $2,692,748.

RECENTLY ISSUED UNITED STATES ACCOUNTING STANDARDS

In July 2006, the Financial Accounting Standards Board (“FASB”) has published FASB Interpretation No. 48 (“FIN No. 48”), Accounting for Uncertainty in Income Taxes, to address the non-comparability in reporting tax assets and liabilities resulting from a lack of specific guidance in FASB Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, on the uncertainty in income taxes recognized in an enterprise’s financial statements. FIN No. 48 will apply to fiscal years beginning after December 15, 2006, with earlier adoption permitted. The adoption of FIN 48 is not expected to have a material effect on the Company’s financial condition or results of operations.

In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments” - an amendment of FASB Statements No. 133 and 140, to simplify and make more consistent the accounting for certain financial instruments. Specifically, SFAS No. 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for an a fair value basis. SFAS No. 155 amends SFAS No. 140, Accounting for the Impairment or Disposal of Long-Lived Assets, to allow a qualifying special-purpose entity (SPE) to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of SFAS No. 155 is not expected to have a material effect on the Company’s financial condition or results of operations.

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Among other changes, SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS No. 154 also provides that a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005.

On December 16, 2004, the FASB issued SFAS 153, Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29. SFAS No. 153 amends APB Opinion No. 29, Accounting for Non-monetary Transactions, which was issued in 1973. The amendments made by SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replace it with a broader exception for exchanges of non-monetary assets that do not have “commercial substance.” Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The provisions in SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 did not have any affect on the Company’s financial statements.

In December of 2004, the FASB issued SFAS 123R Share Based Payments which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods and services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This statement is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. This statement supersedes APB Opinion No. 25 Accounting for Stock Issued to Employees. Among other things, this statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). This statement is to be applied as of the beginning of the first interim or annual period that begins after December 15, 2005, but earlier adoption is encouraged. The Company will adopt this standard effective July 1, 2006 using the modified prospective basis The Company has determined that the affect of the adoption will not have a significant affect on the Company’s financial statements.

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

--

Share Capital

Authorized:
Unlimited number of Common Shares, without par value
Unlimited number of Class A Preference Shares, Series I
Unlimited number of Class A Preference Shares, Series II

Issued
Common shares
	#	Consideration
Balance, as at June 30, 2005	4,059,009	$43,339,132
Exercise of common share purchase options	15,000	16,896
Issued pursuant to acquisition of Sawn Lake	103,212	225,000
Issued pursuant to acquisition of Great Northern Oil	94,788	200,002
Balance, as at June 30, 2006 and September 26, 2006	4,272,009	$43,781,030

Contributed Surplus
Value
Balance, as at June 30, 2005	149,109
Grant of options	3,736
Options exercised	(3,727)
Equity portion of convertible debenture issued pursuant to acquisition of Great Northern Oil	32,757
Balance, as at June 30, 2006	$181,875

Common share purchase options

Exercise	Expiry	2006	2005
Price	Date	#	#
US$0.75	February 28, 2010	585,000	600,000
US$1.77	July 14, 2008	15,000	-
Balance, as at June 30, 2006 and September 26, 2006		600,000	600,000

Of the options priced at US$1.77, 10,000 vest July 15, 2006 and 5,000 vest on July 15, 2007.

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

Chairman of the Board of Directors effective July 1, 2002. President and Chief Executive Officer of EnerNorth from July 22, 1998 to June 30, 2002; Director of EnerNorth since 1996; Chairman of the Board of Directors of EPS Karnataka effective December 31, 2002, President of EPS Karnataka from September 30, 1998 to December 31, 2002 and Director of EPS Karnataka since September 30, 1998; Director of EIPCL since October, 1999. Director of M&M and MMO from June 20, 2002 to February 4, 2005. Chairman of Great Northern effective June 30, 2006.
September 1996
Sandra J. Hall	5/12/64

President of EnerNorth beginning July 1, 2002. Director of EnerNorth since 1997; Secretary of EnerNorth beginning July 22, 1998; Vice President of Corporate Affairs from October 29, 1999 to June 30, 2002; President of EPS Karnataka effective December 31, 2002, Director and Secretary-Treasurer of EPS Karnataka since September 30, 1998. Director of M&M and MMO from June 20, 2002 to February 4, 2005. President and Secretary of Great Northern effective June 30, 2006.
December 1997
Scott T. Hargreaves	6/10/67	Chief Financial Officer of EnerNorth beginning February 15, 1999. Chief Financial Officer of Great Northern effective June 30, 2006.	February 1999
Ramesh K. Naroola	4/3/40	Director of EnerNorth since October 1, 1999; Director of EPS Karnataka since October 29, 1999. Director of CanPower since June 5, 2006.	October 1999
Ian S. Davey	1/4/58	Director of EnerNorth since December 1997.	December 1997
Milton Klyman	9/1/25	Director of EnerNorth from December 1997 to September, 2000, and again from April 2001 to the date of this Annual Report.	December 1997
Hagen A. Gocht	5/11/56	Director of EnerNorth since November 14, 2005.	November 14, 2005

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

There are no family relationships between any two or more Directors or executive officers of the Company except that Mr. Ramesh K. Naroola, a director of the Company, is the father of Ms. Namita Chadha, who is a director of EIPCL. There are no arrangements or understandings between any two or more Directors or executive officers of the Company.

Mr. James C. Cassina was appointed Chairman of the Company on July 1, 2002 and served as the President and Chief Executive Officer of the Company from July 1998 to June 30, 2002 and has been a Director of the Company since September 1996. Mr. Cassina was a Director of M&M and its wholly owned subsidiary M&M Offshore Limited (“MMO”) from June 20, 2002 until February 4, 2005. On December 31, 2002, Mr. Cassina resigned as President of EPS Karnataka and was appointed Chairman of the Board of Directors. Mr. Cassina has been a Director of EPS Karnataka Power Limited since September 1999. Prior thereto, Mr. Cassina was a self-employed business consultant. During the past five years, Mr. Cassina has also served as President and principal of Core Financial Enterprises Inc., a private investment company. Mr. Cassina is the principal and a director of Core Capital Markets Limited, a private investment company. Mr. Cassina has been a director of EIPCL since October 1999. Mr. Cassina is an officer, director and principal of 1118836 Ontario Inc. Mr. Cassina is an officer, director and principal shareholder in Bonanza Blue Corp. Mr. Cassina has been President and a Director of OSE Corp. since June 8, 2005 and a Director of Assure Energy, Inc. from June 30, 2005 to September 8, 2005,. Mr. Cassina is a director of GeoCan Energy Inc. since September 8, 2005. Mr. Cassina was appointed Chairman of Great Northern effective June 30, 2006.

Ms. Sandra J. Hall was appointed President of the Company on July 1, 2002, and has been a Director of the Company since December 1997 and Secretary of the Company since July 1998. From October 29, 1999 to June 30, 2002, Ms. Hall was the Company's Vice President of Corporate Affairs. Ms. Hall was a Director of M&M and MMO from June 20, 2002 until February 4, 2005. On December 31, 2002 Ms. Hall was appointed President of EPS Karnataka Power Limited. Ms. Hall is also Secretary-Treasurer and Director of EPS Karnataka Power Limited since September 1999. From September 1996 to April 2000 Ms. Hall served as comptroller of API Electronics Group Inc. From 1982 until September 1996, Ms. Hall was an accountant for Duguay & Ringler Corporate Services. Ms. Hall is an officer and a director of Eugenic Corp. and 1407271 Ontario Ltd.  Ms. Hall was appointed a Director of Quarry Oil & Gas Ltd. on September 2, 2004 and served until December 17, 2004. Ms. Hall was appointed President and Secretary of Great Northern effective June 30, 2006.

Mr. Scott T. Hargreaves has been Chief Financial Officer of the Company since February 1999. Mr. Hargreaves is Chief Financial Officer of Great Northern. since June 30, 2006. He has been a Chartered Accountant since 1993 and a Chartered Financial Analyst since 1998. Mr. Hargreaves is a member of the Institute of Chartered Accountants of Ontario and the Institute of Chartered Financial Analysts. For two years prior to joining the Company, he was a corporate finance partner at Loewen, Ondaatje, McCutcheon Limited, a Toronto based investment banker/broker. From September 1991 to October 1997 he worked as an Assistant Vice President in corporate finance at Price Waterhouse, where he specialized in the utilities sector.

Mr. Ramesh K. Naroola has been a director of the Company since October 1999. Mr. Naroola is a self-employed consultant in banking and labor law. He was an Advisor to BHPE Kinhill Joint Venture on the Steel Authority of India Limited Environment Project, National Mineral Development Corporation Project and the Indian Railway Safety Training Project, Mechanisation of ADB Funded Coal Handling Project Paradip Port awarded to BHPE-KINHILL, 375 Km World Bank Funded Tamil Nadu Highway Project, and 'Andhra Pradesh Urban Water Supply and Sanitation Sector Strategy Study' Project. Mr. Naroola was a business advisor to Kinhill Engineers-Australia and BHP Group-Australia. Until March 23, 1999 Mr. Naroola has served on the Board of Directors of BHP Steel India Private Ltd., BHP Minerals India Private Ltd., BHP Petroleum India Pvt. Ltd., BHPE Kinhill India Private Ltd., and Kakinada Energy Ltd. Mr. Naroola has been an Advocate of the Supreme Court of India, and is a Certified Life Associate of the Indian Institute of Bankers and a Life Member of the Labor Law Society and Indian Council of Arbitration and Indian Law Institute. Mr. Naroola is a director of EPS Karnataka Power Limited, Asia Soft India Private Limited and IFOFI.com Infotech India Private Limited and Avineh Technologies Pvt. Ltd. Mr. Naroola is also a director of CanPower. Mr. Naroola serves as an Honorary Member on the Board of Governors of Indian Chapter for Democratic Convergence and as a Member of Executive Committee of Pathway Centre for Rehabilitation and Education of Mentally Retarded Children.

Mr. Ian S. Davey has been a Director of the Company since December 1997. Mr. Davey has been President of TV Eye Entertainment Limited since 1993, President of Compleat Communications Limited since 1990, and the President of China One Communications since January 2001, and President of Hard Pass Production Incorporated since April 2004.

Mr. Milton Klyman was a director of the Company from December 1997 to September 2000. Mr. Klyman was re-appointed a director of the Company April 2001. Mr. Klyman is a self-employed financial consultant and has been a Chartered Accountant since 1952. Mr. Klyman is a Life Member of the Institute of Chartered Accountants of Ontario, a Life Member of the Canadian Institute of Mining Metallurgy and Petroleum and a Fellow of the Institute of Chartered Secretaries and Administrators. Mr. Klyman is the Chairman and a director of Harte Gold Corp., and serves as a director of OSE Corp., Bonanza Blue Corp., Eugenic Corp., Match Capital Corp., Radiant Energy Corp., and Western Troy Capital Resources Inc.

Mr. Hagen Gocht has been a Director of the Company since November 14, 2005. Mr. Gocht previously served as a director of the Company from December 1997 to January 2001. Mr. Gocht has a Bachelor of Arts Degree in Political Economy. From 1992 to 1999 Mr. Gocht served as the Senior Vice President and the General Manager of The Westmount Group Ltd., a real estate and property development company and from 2000 to date. Mr. Gocht has been a self-employed energy consultant.

ITEM 6.B. COMPENSATION

The Ontario Securities Act requires that the Company disclose information about the compensation paid to, or earned by, the Company's President and Chief Financial Officer and each of the other most highly compensated executive officers of the Company earning more than $150,000 in total salary and other compensation for the fiscal year ended June 30, 2006. The only executive officers of the Company for whom disclosure is required are Messrs. Hargreaves and Meyers, and Ms. Hall (the “Named Executive Officers”).

The aggregate amount of compensation (including salaries, bonuses and other compensation and the net amount realized on the exercise of stock options) paid and accrued by the Company during the fiscal year ended June 30, 2006 to all directors, senior management and administrative or supervisory personnel of the Company as a group was CDN $420,438.

Compensation of Specified Executive Officers

The following table presents, in accordance with the applicable regulations under the Ontario Securities Act (the "Regulations") all annual and long-term compensation for services rendered in any capacity to the Company for the annual periods ended June 30, 2006, June 30, 2005 and 2004 (to the extent required by the Regulations). The Regulations require disclosure for individuals who served as the Chief Executive Officer and Chief Financial Officer of the Company or were among the most highly compensated executive officers (in terms of salary, bonus and other compensation and the net amount realized on the exercise of stock options) paid and accrued by the Company, provided that each such person's annual salary and other compensation exceeded CDN $150,000.

The Company has three Named Executives Officers including the President and Chief Financial Officer of the Company and the President of M&M. Their compensation stated in Canadian dollars for the last three fiscal years is listed below.

	Fiscal	Annual Compensation (CDN$)		Registered Retirement Plan Employer Contribution	Securities under Options Granted	Net Value Realized on Exercise of Stock Options	All Other Compensation
Name	Year	Salary	Bonus	(CDN$) (4)	(1)	(CDN$)	(CDN$)(2)
Sandra J. Hall	2006 2005 2004	$112,500 $110,417 $104,375	None None None	None None None	Nil 165,000 Nil	Nil Nil Nil	$25,840 $18,097 $22,147
Scott T. Hargreaves	2006 2005 2004	$112,500 $110,417 $107,500	None None None	None None None	Nil 145,000 Nil	Nil Nil Nil	$1,417 $379 $37,096
David R. Myers(3)	2006 2005 2004	- $81,333 $135,146	- $48,000 None	- $7,332 $10,570	Nil Nil Nil	Nil Nil Nil	- $3,561 $7,956
____________________
(1)	All options for Common Stock were granted pursuant to the 1996 Stock Option Plan amended December 2002.
(2)	Includes amounts for auto allowance, professional dues, memberships, vacation pay and directors fees.
(3)

The Company divested of its interest in M&M effective February 1, 2005 and accordingly the amounts shown for Mr. Myers, President of M&M are from July 1, 2004 to February 1, 2005. Figures for fiscal year ended June 30, 2006 are not applicable.

(4)	This figure represents employer contributions to Registered Retirement Savings Plans made by M&M.

Compensation of Directors

Effective September 1, 2004 the board of directors adopted a fee structure. Under the terms of the fee structure each director shall receive an annual retainer of CDN $5,000 payable quarterly. In addition, the directors are paid a fee of CDN $250 per meeting of the board or committee of the board attended. The directors of the Company are also entitled to reimbursement for out-of-pocket expenses for attendance at meetings of the board of directors and any committees of the board of directors. The Chairs of the committees of the board of directors are to be paid an annual retainer of CDN $2,500 payable quarterly. The whole Board met six (6) times, the Audit Committee met five (5) times; the Compensation Committee met twice, the Corporate Governance Committee met once and the Petroleum and Natural Gas Committee met once during fiscal 2006. For their services in their capacity as directors, an aggregate of CDN $53,856 was paid during fiscal 2006. During the most recently completed financial year, 15,000 stock options were exercised by a director, who is not a Named Executive Officer.

The Board of Directors of the Company awarded Mr. Cassina the Chairman and a director of the Company an annual salary of $95,000 for the fiscal year ended June 30, 2006.

Long-Term Incentive Plan Awards (“LTIP”)

The Company does not have any Long-term Incentive Plans and, as disclosed above, no remuneration payments were made directly or indirectly, by the Company to its Named Executive Officers during the fiscal year ended June 30, 2006.

An LTIP means "any Plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year, whether performance is measured by reference to financial performance of a Company or an affiliate or the price of the Company's shares but does not include option or stock appreciation rights, plans or plans for compensation through restricted shares or units".

Share Options Granted
On March 1, 2005 the Company granted 590,000 stock options to officers and directors and 2,500 stock options to an employee (1,250 options vested on September 1, 2005 and 1,250 options vesting on March 1, 2006). All options are exercisable at $0.75 expiring February 28, 2010.

There were no options granted to executive officers or directors during the fiscal year ended June 30, 2006.

Aggregated Option Exercises and Year End Option Values

The following table sets out information regarding option exercises and option values for the Company’s Named Executive Officers at fiscal year end June 30, 2006.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (1) ($)	Unexercised Options at Fiscal Year End (#)		Value of Unexercised in the Money Options at Fiscal Year End (1) ( US $)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Sandra J. Hall	Nil	Nil	165,000	Nil	$138,600	Nil
Scott Hargreaves	Nil	Nil	145,000	Nil	$121,800	Nil

Note: (1) The value of the unexercised in the money options is calculated on the difference between the exercise price of the options and the closing price of the Company’s common shares on the American Stock Exchange was US $1.59 as at June 30, 2006.

  Stock Option Repricings

The Company did not re-price downward any stock options during the financial year ended June 30, 2006.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan.

Stock Option Plan

The Company's Stock Option Plan (the "Stock Plan") was adopted by the Board of Directors on March 25, 1996, and approved by a majority of the Company's shareholders voting at the Annual General Meeting on April 30, 1996. The Stock Plan was adopted to provide incentives for the directors, officers, employees, consultants and other persons who provide ongoing services to the Company and its subsidiaries.

The Compensation Committee of the Board of Directors may at their discretion provide that options granted under the Stock Plan be subject to earlier termination upon the optionee's termination of employment, retirement, death, permanent disability, or commencement of bankruptcy. The maximum number of shares of Common Stock which could be set aside for issuance under the Stock Plan was initially 281,250 common shares, however, the Board has the right, from time to time, to increase such number subject to the approval of the shareholders of the Company. On December 28, 2001, a majority of the Company’s shareholders approved an increase in the number of common shares eligible for issuance pursuant to the Stock Plan to a maximum of 800,000. A majority of the Company’s shareholders approved an increase in the number of common shares eligible for issuance pursuant to the grant of options to an amount equal to 20% of the Company’s issued and outstanding shares as at December 30, 2002, which is now equal to 705,243 shares. As of the date of this Annual Report 600,000 of such options have been issued. The maximum number of shares of Common Stock which may be reserved for issuance to any one person under the Stock Plan is 5% of the Company's Common Shares outstanding at the time of the grant (calculated on a non-diluted basis), less the number of shares reserved for issuance to such person under any option to purchase Common Shares granted as a compensation or incentive.

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

Group Insurance Plan

Effective August 31, 2005, the Company entered into a group insurance plan for senior executives of the Company with Sunlife Financial and the aggregated premium paid on behalf of the employees for the fiscal year ended June 30, 2006 was CDN $8,736.

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

ITEM 6.C. BOARD PRACTICES

The current terms of each of the Company's directors began on November 14, 2005 and will expire on the date of the Company's 2006 annual and special meeting of shareholders scheduled to be held on November 7, 2006.

As of September 18, 2006, the Board of Directors consists of six directors, three of which are "independent directors" in that they are independent from management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with the best interests of the Company. The independent directors are Messrs. Davey, Klyman and Gocht. It is the Company's practice to attempt to maintain a diversity of professional and personal experience among its directors.

The Company did not grant any stock options to directors or officers during the fiscal year ending June 30, 2006.

Corporate Governance

The Canadian Securities Administrators in National Instrument 58-101 (“NI 58-101”) have adopted guidelines for effective corporate governance which address the constitution and independence of boards, the functions to be performed by boards and their committees and the recruitment, effectiveness and education of board members. A description of the Company’s corporate governance practices is set out below, including a discussion of the principal matters relating to corporate governance practices discussed in NI 58-101.

Host Country Corporate Governance Practices that differ from the American Stock Exchange rules

The Company entered into a related party transaction in acquiring the shares of 1211115 Alberta Ltd., which was subject to shareholder approval under the American Stock Exchange (“AMEX”) rules.  However under Ontario Securities Commission Rule 61-501 - Insider Bids, Issuer Bids, Business Combination and Related Party Transactions the proposed transaction is exempt from shareholder approval. Because the Company is a "foreign private issuer" the AMEX rules permit the transaction to proceed without shareholder approval, as shareholder approval is not required under the securities laws of Ontario, Canada, the applicable home country laws for the Company.

In addition, under AMEX rules, at least a majority of the directors comprising the Board of Directors of each listed company must be independent directors.  However, there is no such requirement under the securities laws of Ontario, Canada. Because the Company is a "foreign private issuer" the AMEX rules permit the Company's board to not be comprised of a majority of independent directors, as it is not required under the securities laws of Ontario, Canada, the applicable home country laws for the Company.

Board of Directors

The Board facilitates its exercising of independent supervision over the Company’s management through meetings of the Board, both with and without members of the Company’s management (including members of management that are also directors) being in attendance.

Messrs. Davey, Gocht, and Klyman are “independent” directors in that they are independent and free from any interest, and any business or other relationship which could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Company, other than interests and relationships arising from shareholdings. Ms. Hall is the President of the Company and a member of management and Mr. Cassina is Chairman of the Company and Mr. Naroola is the President of a subsidiary of the Company and therefore not independent.

The mandate of the Board, prescribed by the Business Corporations Act (Ontario), is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company’s affairs directly and through its committees.

Directorships

The following directors of the Company are directors of other Canadian reporting issuers as follows:

James Cassina  Bonanza Blue Corp.; GeoCan Energy Inc.; OSE Corp.

Sandra J. Hall  Eugenic Corp.

Milton Klyman  Bonanza Blue Corp.; Eugenic Corp.; Harte Gold Corp.; OSE Corp.; Match Capital Resources Corp.; Radiant Energy Corp.; Western Troy Capital Resources Inc.

Orientation and Continuing Education

The Company has developed an orientation program for new directors including a director’s manual (“Director’s Manual”) which contains information regarding the roles and responsibilities of the Board, each Board committee, the Board chair, the chair of each Board committee and the CEO of the Company. The Director’s Manual contains information regarding its organizational structure, governance policies including the Board Mandate and each Board committee charter, and the Company’s code of business conduct and ethics. The Director’s Manual is updated as the Company’s business, governance documents and policies change. The Company updates and informs the Board regarding corporate developments and changes in legal, regulatory and industry requirements affecting the Company.

Ethical Business Conduct

The Company has adopted a written code of business conduct and ethics (the “Code”) for the Company’s directors, officers and employees. The Board encourages following the Code by making it widely available. It is distributed to directors in the Director’s Manual and to officers, employees and consultants at the commencement of their employment or consultancy. It is posted and it is available on the Company’s website. The Code reminds those engaged in service to the Company that they are required to report perceived or actual violations of the law, violations of the Company’s policies, dangers to health, safety and the environment, risks to the Company’s property, and accounting or auditing irregularities to the chair of the Audit Committee who is an independent director of the Company. In addition to requiring directors, officers and employees to abide by the Code, the Company encourages consultants, service providers and all parties who engage in business with the Company to contact the chair of the Audit Committee of the Company regarding any perceived and all actual breaches by the Company’s directors, officers and employees of the Code. The chair of the Audit Committee of the Company is responsible for investigating complaints, presenting complaints to the applicable Board committee or the Board as a whole, and developing a plan for promptly and fairly resolving complaints. Upon conclusion of the investigation and resolution of a complaint, the chair of the Audit Committee of the Company will advise the complainant of the corrective action measures that have been taken or advise the complainant that the complaint has not been substantiated. The Code prohibits retaliation by the Company, its directors and management, against complainants who raise concerns in good faith and requires the Company to maintain the confidentiality of complainants to the greatest extent practical. Complainants may also submit their concerns anonymously in writing. In addition to the Code, the Company has an Audit Committee Charter and a Whistleblower Policy with respect to accounting and auditing irregularities. Since the beginning of the Company’s most recently completed financial year, no material change reports have been filed that pertain to any conduct of a director or executive officer that constitutes a departure from the Code. The Board encourages and promotes a culture of ethical business conduct by appointing directors who demonstrate integrity and high ethical standards in their business dealings and personal affairs. Directors are required to abide by the Code and expected to make responsible and ethical decisions in discharging their duties, thereby setting an example of the standard to which management and employees should adhere. The Board is required by the Board Mandate to satisfy itself that the CEO and other executive officers are acting with integrity and fostering a culture of integrity throughout the Company. The Board is responsible for reviewing departures from the Code, reviewing and either providing or denying waivers from the Code, and disclosing any waivers that are granted in accordance with applicable law. In addition, the Board is responsible for responding to potential conflict of interest situations, particularly with respect to considering existing or proposed transactions and agreements in respect of which directors or executive officers advise they have a material interest. The Board Mandate requires that directors and executive officers disclose any interest and the extent, no matter how small, of their interest in any transaction or agreement with the Company, and that directors excuse themselves from both Board deliberations and voting in respect of transactions in which they have an interest. By taking these steps the Board strives to ensure that directors exercise independent judgment, unclouded by the relationships of the directors and executive officers to each other and the Company, in considering transactions and agreements in respect of which directors and executive officers have an interest.

Nomination of Directors

The mandate of the Nominating Committee is formalized in a written charter. The members of the nominating committee of the Board are Messrs. Gocht (Chair), Klyman and Davey. The Committee's duties and responsibilities include, but are not limited to consider and recommend the size, functions and needs of the Board in order to ensure that the Board has the requisite expertise and that its membership consist of individuals with sufficiently diverse and independent backgrounds, identifying individuals qualified to become board members, consistent with criteria approved by the Board, and selecting, or recommending that the Board select the director nominees for election at each annual meeting of stockholders. The Committee shall give appropriate consideration to candidates for Board membership nominated by shareholders in accordance with the Company's by-laws, and shall evaluate such candidates in the same manner as other candidates identified to the Committee. The Committee will annually conduct an evaluation of the performance of the Board, and, through its chairperson to communicate this evaluation to the full Board. The Committee will annually conduct an evaluation of the performance of the CEO and, through its chairperson, to communicate this evaluation to the CEO and the chairperson of the Compensation Committee. The Committee shall evaluate the Board's performance as a whole with the goal of increasing the effectiveness of the Board and its relationship to management. The evaluation process, which shall occur as often as necessary or appropriate, shall include a survey of the individual views of all Directors, the results of which shall be shared with the full Board and with management. No meetings were held during fiscal 2006.

Compensation

The Compensation Committee at least annually determines the compensation to be received by the Company’s directors, the CEO and executive officers. The Compensation Committee is comprised entirely of independent directors. Compensation is determined in the context of the Company’s strategic plan, the Company’s growth, shareholder returns and other achievements and considered in the context of position descriptions, goals and the performance of each individual director and officer. With respect to directors’ compensation, the Compensation Committee reviews the level and form of compensation received by the directors, members of each committee, the Board chair and the chair of each Board committee, considering the duties and responsibilities of each director, his or her past service and continuing duties in service to the Company. The compensation of directors, the CEO and executive officers of competitors are considered, to the extent publicly available, in determining compensation and the Compensation Committee has the power to engage a compensation consultant or advisor to assist in determining appropriate compensation. All committee members met twice during fiscal 2006.

Other Board Committees

Other than the Audit Committee, Compensation Committee and Nominating Committee the only other standing committees of the Board are the Disclosure Committee and the Petroleum and Natural Gas Committee. The function of the Disclosure Committee is to ensure that the written and oral communications by the Company to the public and to applicable regulatory authorities are disseminated in a timely and factually accurate manner and to assist the Company in maintaining and complying with its disclosure policy. The function of the Petroleum and Natural Gas Committee is to meet with the Company’s independent reserves evaluation engineers, at least annually, to discuss the evaluation of the Company’s reserves and to assist the Company in fulfilling its duties and obligations under National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

Assessments

The Board assesses, on an annual basis, the contributions of the Board as a whole, the Audit Committee and each of the individual directors, in order to determine whether each are functioning effectively. The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees. The Audit Committee will annually review the Audit Committee Charter and recommend, if any, revisions to the Board as necessary.

Committees of the Board of Directors

Board of Directors

The Board of Directors discharges its responsibilities directly and through committees of the Board of Directors, currently consisting of an Audit Committee, Compensation Committee, Disclosure Committee, Nominating Committee and a Petroleum and Natural Gas Committee.

Each Committee has a specific mandate and responsibilities, as reflected in the charters for each committee. All members of the Board of Directors met six (6) times during fiscal 2006.

The Board of Directors meets regularly to review the business operations, corporate governance and financial results of the Company. The information set forth below reflects the attendance of each director of the Company at each meeting of the Board and the various committees thereof during the fiscal year ended June 30, 2006.

Name	Board of Directors Meetings	Audit Committee Meetings	Compensation Committee Meetings	Disclosure Committee Meetings	Nominating Committee Meetings	Petroleum and Natural Gas Committee Meetings
James Cassina	6	n/a	n/a	4	0	1
Sandra Hall	6	n/a	n/a	4	0	1
Ian Davey	6	5	2	n/a	0	n/a
Hagen Gocht	6	5	2	n/a	0	1
Milton Klyman	6	5	2	n/a	0	n/a
Ramesh K. Naroola	6	n/a	n/a	4	0	n/a

Audit Committee

The mandate of the Audit Committee is formalized in a written charter. During the fiscal year ended June 30, 2006, the members of the audit committee of the Board were Messrs. Davey, Gocht and Klyman (Chair). The Board of Directors has determined that Mr. Klyman, the Chair of the Audit Committee is a financial expert and that Messrs. Davey and Gocht are financially literate and independent. Its primary duties and responsibilities are to serve as an independent and objective party to monitor the Company’s financial reporting process and control systems, review and appraise the audit activities of the Company’s independent auditors, financial and senior management, and the lines of communication among the independent auditors, financial and senior management, and the Board of Directors for financial reporting and control matters including investigating fraud, illegal acts or conflicts of interest. All committee members met five (5) times during fiscal 2006.

Relevant Education and Experience

Mr. Klyman is the Chairman of the Audit Committee. He is a self-employed financial consultant and has been a Chartered Accountant since 1952. Mr. Klyman is a Life Member of the Institute of Chartered Accountants of Ontario, a Life member of the Canadian Institute of Mining Metallurgy and Petroleum and a Fellow of the Institute of Chartered Secretaries and Administrators.

Mr. Gocht has a Bachelor of Arts degree in Political Economy from the University of Toronto and has approximately five years of public issuer experience being both an officer and director. At present, Mr. Gocht is a self-employed energy consultant advising industrial consumers on energy consumption, sources and supply with a focus on hydro power and natural gas.  Prior to this, Mr. Gocht spent nine years in residential and commercial construction in South Florida.

Mr. Davey has a Bachelor of Arts degree in English and has approximately nine years of public issuer experience as a director. At present, Mr. Davey is President of China One Communications Ltd., an international media consulting company.

Audit Committee Charter

This Audit Committee Charter (the “Charter”) has been adopted by the Board of Directors (the “Board”) of EnerNorth Industries Inc. (the “Company”). The Audit Committee of the Board (the “Committee”) will review and reassess this charter annually and recommend any proposed changes to the Board for approval. The Audit Committee’s primary duties and responsibilities are to:

•
Oversee (i) the integrity of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements; and (iii) the independent auditors’ qualifications and independence.

•	Serve as an independent and objective party to monitor the Company’s financial reporting processes and internal control systems.

•	Review and appraise the audit activities of the Company’s independent auditors and the internal auditing functions.

•	Provide open lines of communication among the independent auditors, financial and senior management, and the Board of Directors for financial reporting and control matters.

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

All members shall, to the satisfaction of the Board, be financially literate (i.e. will have the ability to read and understand a balance sheet, an income statement, a cash flow statement and the notes attached thereto), and at least one member shall have accounting or related financial management expertise to qualify as “financially sophisticated”. A person will qualify as “financially sophisticated” is an individual who possesses the following attributes:

1.	an understanding of financial statements and generally accepted accounting principles;
2.	an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
3.
experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

4.	an understanding of internal controls and procedures for financial reporting; and
5.	an understanding of audit committee functions.

Each of the members of the Committee are “independent” as defined by the American Stock Exchange’s listing standards and the Securities and Exchange Commission, and the Board has determined that Mr. Klyman is an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K promulgated by the Securities and Exchange Commission.

The Committee members will be elected annually at the first meeting of the Board following the annual meeting of shareholders. Each member of the Committee serves during the pleasure of the Board and, in any event, only so long as he or she is a director.

One member of the Committee shall be appointed as chair. The chair shall be responsible for leadership of the Committee, including scheduling and presiding over meetings and making regular reports to the Board. The chair will also maintain regular liaison with the CEO, CFO, and the lead independent audit partner.

Responsibilities and Powers

Although the Committee may wish to consider other duties from time to time, the general recurring activities of the Committee in carrying out its oversight role are described below.

•	Annual review and revision of this Charter as necessary with the approval of the Board.
•	Review and obtain from the independent auditors a formal written statement delineating all relationships between the auditor and the Company, consistent with Independence Standards Board Standard 1.
•
Recommending to the Board the independent auditors to be retained (or nominated for shareholder approval) to audit the financial statements of the Company. Such auditors are ultimately accountable to the Board and the Committee, as representatives of the shareholders.

•	Evaluating, together with the Board and management, the performance of the independent auditors and, where appropriate, replacing such auditors.
•
Obtaining annually from the independent auditors a formal written statement describing all relationships between the auditors and the Company. The Committee shall actively engage in a dialogue with the independent auditors with respect to any relationship that may impact the objectively and the independence of the auditors and shall take, or recommend that the Board take, appropriate actions to oversee and satisfy itself as to the auditors’ independence.

•
Ensuring that the independent auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:

o	Bookkeeping or other services related to the accounting records or financial statements of the Company;
o	Financial information systems design and implementation;
o	Appraisal or valuation services, fairness opinions, or contribution-in-kind reports;
o	Actuarial services;
o	Internal audit outsourcing services;
o	Management functions or human resources;
o	Broker or dealer, investment advisor or investment banking services;
o	Legal services and expert services unrelated to the audit; and
o	Any other services which the Public Company Accounting Oversight Board determines to be impermissible.

•	Approving any permissible non-audit engagements of the independent auditors.
•	Meeting with the auditors and management of the Company to review the scope of the proposed audit for the current year, and the audit procedures to be used, and to approve audit fees.
•
Reviewing the audited financial statements and discussing them with management and the independent auditors. Consideration of the quality of the Company’s accounting principles as applied in its financial reporting. Based on such review, the Committee shall make its recommendation to the Board as to the inclusion of the Company’s audited financial statement in the Company’s Annual Report to Shareholders.

•	Discussing with management and the independent auditors the quality and adequacy of and compliance with the Company’s internal controls.
•
Establishing procedures: (i) for receiving, handling and retaining of complaints received by the Company regarding accounting, internal controls, or auditing matters, and (ii) for employees to submit confidential anonymous concerns regarding questionable accounting or auditing matters.

•	Review and discuss all related party transactions involving the Company.
•	Engaging independent counsel and other advisors if the Committee determines that such advisors are necessary to assist the Committee in carrying out its duties.
•	Publicly disclose the receipt of warning about any violations of corporate governance rules.

 Authority

The Committee will have the authority to retain special legal, accounting or other experts for advise, consultation or special investigation. The Committee may request any officer or employee of the Company, the Company’s outside legal counsel, or the independent auditor to attend a meeting of the Committee, or to meet with any member of, or consultants to, the Committee. The Committee will have full access to the books, records and facilities of the Company.

Meetings

The Committee shall meet at least quarterly, or more frequently as the Committee considers necessary. Opportunities should be afforded periodically to the external auditor and to senior management to meet separately with the independent members of the Committee. Meetings may be with representatives of the independent auditors, and appropriate members of management, all either individually or collectively as may be required by the Chairman of the Committee.

The independent auditors will have direct access to the Committee at their own initiative.

The Chairman of the Committee will report periodically the Committee’s findings and recommendations to the Board of Directors.
Compensation Committee
The mandate of the Compensation Committee is formalized in a written charter. The members of the compensation committee of the Board are Messrs. Gocht, Davey and Klyman. The Compensation Committee at least annually determines the compensation to be received by the Company’s directors, the CEO and executive officers. The Compensation Committee is comprised entirely of independent directors. Compensation is determined in the context of the Company’s strategic plan, the Company’s growth, shareholder returns and other achievements and considered in the context of position descriptions, goals and the performance of each individual director and officer. With respect to directors’ compensation, the Compensation Committee reviews the level and form of compensation received by the directors, members of each committee, the Board chair and the chair of each Board committee, considering the duties and responsibilities of each director, his or her past service and continuing duties in service to the Company. The compensation of directors, the CEO and executive officers of competitors are considered, to the extent publicly available, in determining compensation and the Compensation Committee has the power to engage a compensation consultant or advisor to assist in determining appropriate compensation. All committee members met twice during fiscal 2006.
Disclosure Committee

The mandate of the Disclosure Committee is formalized in a written charter. The members of the disclosure committee of the Board are Messrs. Cassina, Naroola and Ms. Hall. The Committee's duties and responsibilities include, but are not limited to, review and revise the Company’s controls and other procedures (“Disclosure and Controls Procedures”) to ensure that (i) information required by the Company to be disclosed to the Canadian regulatory authorities and to the Securities and Exchange Commission and other written information that the Company will disclose to the public is reported accurately and on a timely basis, and (ii) such information is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure; assist in documenting and monitoring the integrity and evaluating the effectiveness of the Disclosure and Control Procedures; the identification and disclosure of material information about the Company, the accuracy completeness and timeliness of the Company’s financial reports and all communications with the investing public are timely, factual and accurate and are conducted in accordance with applicable legal and regulatory requirements. All committee members met four times during fiscal 2006

Petroleum and Natural Gas Committee

The Petroleum and Natural Gas Committee is currently composed of three directors. The members of the Petroleum and Natural Gas Committee of the Board are Messrs. Cassina, Gocht and Ms. Hall (Chair). The Petroleum and Natural Gas Committee has the responsibility of meeting with the independent engineering firm commissioned to conduct the reserves evaluation on the Company’s oil and natural gas assets and to discuss the results of such evaluation with each of the independent engineers and management. Specifically, the Petroleum and Natural Gas Committee’s responsibilities include, but are not limited to, a review of management’s recommendations for the appointment of independent engineers, review of the independent engineering reports and considering the principal assumptions upon which such reports are based, appraisal of the expertise of the independent engineering firms retained to evaluate the Company’s reserves, review of the scope and methodology of the independent engineers’ evaluations, reviewing any problems experienced by the independent engineers in preparing the reserve evaluation, including any restrictions imposed by management or significant issues on which there was a disagreement with management and a review of reserve additions and revisions which occur from one report to the next. The Petroleum and Natural Gas Committee meets at least once annually or otherwise as circumstances warrant. All committee members met once during fiscal 2006.

Nominating Committee

The mandate of the Nominating Committee is formalized in a written charter. The members of the nominating committee of the Board are Messrs. Gocht (Chair), Klyman and Davey. The Committee's duties and responsibilities include, but are not limited to consider and recommend the size, functions and needs of the Board in order to ensure that the Board has the requisite expertise and that its membership consist of individuals with sufficiently diverse and independent backgrounds, identifying individuals qualified to become board members, consistent with criteria approved by the Board, and selecting, or recommending that the Board select the director nominees for election at each annual meeting of stockholders. The Committee shall give appropriate consideration to candidates for Board membership nominated by shareholders in accordance with the Company's by-laws, and shall evaluate such candidates in the same manner as other candidates identified to the Committee. The Committee will annually conduct an evaluation of the performance of the Board, and, through its chairperson to communicate this evaluation to the full Board. The Committee will annually conduct an evaluation of the performance of the CEO and, through its chairperson, to communicate this evaluation to the CEO and the chairperson of the Compensation Committee. The Committee shall evaluate the Board's performance as a whole with the goal of increasing the effectiveness of the Board and its relationship to management. The evaluation process, which shall occur as often as necessary or appropriate, shall include a survey of the individual views of all Directors, the results of which shall be shared with the full Board and with management. No meetings were held during fiscal 2006

ITEM 6.E. EMPLOYEES

The following table sets forth the number of employees of the Company in management, supervisors and administrative positions as at June 30, 2006, 2005 and 2004.

	2006	2005	2004
Executive Office
Management Administrative/Support	2 1	2 1	2 -
M&M and MMO (1)
Management	0	0	6
Supervisors	0	0	3
Administrative/Support	0	0	16
TOTAL	3	3	27

(1) As of the date of disposition of M&M and its wholly owned subsidiary M&M Offshore Limited (“MMO”), February 1, 2005, M&M employed 21 employees.

ITEM 6.E. SHARE OWNERSHIP

The Company is a publicly owned Company, the shares of which are owned by Canadian residents, United States residents and residents of other countries. The only classes of securities of the Company, which are outstanding as of the date of this Annual Report, are shares of Common Stock and Stock Options.

The following table sets forth as of September 18, 2006 certain information with respect to the amount and nature of beneficial ownership of the Common Stock held by (i) each person who is a director or is or was a member of senior management of the Company during the fiscal year; and (ii) all directors and such members of senior management of the Company, as a group.
Name of Owner	Identity	Amount and Nature of Beneficial Ownership of Common Stock	Percentage(1)
James C. Cassina	Chairman and Director, of EnerNorth Industries Inc.	236,164 (2) (3)	5.35%
Sandra J. Hall	President, Director, and Secretary of EnerNorth Industries Inc	190,000(3)	4.28%
Scott T. Hargreaves	Chief Financial Officer of EnerNorth Industries Inc.	145,000(3)	3.39%
Ian S. Davey	Director, EnerNorth Industries Inc.	30,000(3)	*
Ramesh K. Naroola	Director, EnerNorth Industries Inc.	60,000(3)	1.40%
Milton Klyman	Director, EnerNorth Industries Inc.	30,000(3)	*
Hagen Gocht	Director, EnerNorth Industries Inc.	-	*
All directors and members of senior management as a group (seven persons)		691,164	14.42%
____________________
*	Less than 1%.
1

Unless otherwise indicated, the persons named have sole ownership, voting and investment power with respect to their stock, subject to applicable laws relative to rights of spouses. Percentage ownership is based on 4,272,009 shares of Common Stock outstanding on the transfer records of the Company as of September 18, 2006.

2

Includes 60,417 shares of Common Stock owned by Core Financial Enterprises Inc., a private Ontario company, of which Mr. Cassina is the President, sole director and a controlling shareholder. Mr. Cassina directly owns 30,747 shares of Common Stock.

3

Includes the number of Common Stock, which would be outstanding if all options held by that person that are currently exercisable or become exercisable within 60 days as if they were exercised (145,000 options held by Mr. Cassina; 165,000 options held by Ms. Hall; 145,000 options held by Mr. Hargreaves; 30,000 options held by Mr. Davey; 60,000 options held by Mr. Naroola; and 30,000 options granted to Mr. Klyman).

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

The Company's Stock Option Plan (the "Stock Plan") was adopted by the Board of Directors on March 25, 1996, and approved by a majority of the Company's shareholders voting at the Annual General Meeting on April 30, 1996. The Stock Plan was adopted to provide incentives for the directors, officers, employees, consultants and other persons who provide ongoing services to the Company and its subsidiaries.

The number of common shares eligible for issuance pursuant to the grant of options to an amount equal to 20% of the Company’s issued and outstanding shares as at December 30, 2002, which is now equal to 705,243 shares. As of the date of this Annual Report 600,000 of such options have been issued. The maximum number of shares of Common Stock which may be reserved for issuance to any one person under the Stock Plan is 5% of the Company's Common Shares outstanding at the time of the grant (calculated on a non-diluted basis), less the number of shares reserved for issuance to such person under any option to purchase Common Shares granted as a compensation or incentive. On March 1, 2005 the Company granted 590,000 stock options to officers and directors and 2,500 stock options to an employee (1,250 options vested on September 1, 2005 and 1,250 options vesting on March 1, 2006). All options are exercisable at $0.75 expiring February 28, 2010.

There were no options granted to executive officers, directors or employees during the fiscal year ended June 30, 2006.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A. MAJOR SHAREHOLDERS

There are 4,272,009 common shares issued and outstanding as of the date of this Annual Report. As of September 18, 2006, to the knowledge of the Company, no persons hold directly or indirectly or exercise control or direction over, shares of the Common Stock carrying 5% or more of the voting rights attached to all issued and outstanding shares of the Common Stock.

The following table discloses the geographic distribution of the majority of the holders of record of the Company's common stock as of September 18, 2006.

Country	Number of Shareholders	Number of Shares	Percentage of Shareholders	Percentage of Shares
Canada	3,244	3,285,446	94.74%	76.91%
USA	170	577,900	4.96%	13.53%
All Other	10	408,663	0.30%	9.56%
Total	3,424	4,272,009	100%	100%

To the best of our knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person. There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of the Company.

ITEM 7.B.  RELATED PARTY TRANSACTIONS

During the fiscal year ended June 30, 2006 and through the date of this Annual Report, the Company has entered into certain transactions with its directors, executive officers, or subsidiaries and their respective affiliates.

Transactions With Officers, Directors and Affiliates

For the fiscal year ended June 30, 2006 the Chairman and a director of the Company was awarded $95,000 as compensation for services rendered during the year.

Mr. Cassina, a director of the Company is also a director of GeoCan Energy Inc. The Company and GeoCan Energy Inc., each have working interests in certain oil and gas properties.

For the fiscal the year ended June 30, 2006, the Company paid Chadha & Co., a company controlled by Namita Chadha who was appointed a director of EIPCL and is a daughter of Ramesh K. Naroola, a director of the Company, CDN$29,450 for services rendered on behalf of the Company. Ms. Chadha owns a 1.5% interest in EIPCL.

Mr. Ramesh K. Naroola, a director of the Company, owns a 1.5% interest in EIPCL.

The Company entered into an agreement with 1211115 Alberta Ltd., (“1211115”) and the shareholders of 1211115 to acquire all the issued and outstanding shares of 1211115. The Company has agreed to issue to the shareholders of 1211115 an aggregate of 1,850,001 units of EnerNorth ("Units"), each Unit comprised of one share of Common Stock with an attributed price of CDN $1.25 and one common share purchase warrant ("Warrant"), each Warrant entitling the holder to purchase one share of Common Stock at a price of CDN $1.40 for a period of three years from the date of issuance. The Company also agreed to issue a secured debenture to the debt holders of 1211115 in satisfaction of CDN $237,500of debt in 1211115 (the “Transaction”).

Under the terms of the agreement, 1211115 advanced CDN $650,000 to the Company (the "Advance") upon execution of the agreement, which amount is immediately repayable to 1211115 in the event the Transaction is not completed by October 2, 2006 or such later date as agreed to by the parties. If not repaid as required, the Advance is converted to a demand promissory note, the repayment of which is secured by the unencumbered assets of the Company. Furthermore in the event that the Proposed Transaction terminates at no fault of 1211115 or the shareholders of 1211115 then 650,000 compensation warrants, each compensation warrant entitling the holder to purchase one share of Common Stock at a price of CDN $1.40 for a period of three years from the date of issuance, will be issued to the shareholders of 1211115.

James C. Cassina and Sandra J. Hall, directors of the Company, own 11.24% and 6.49%, respectively of the shares of 1211115. The Company’s Board formed an independent committee of disinterested directors to the Transaction to consider whether the transaction is in the best interests of the Company. The independent committee has concluded, on review of the Transaction, an independent engineering report on the reserves of 1211115, and a fairness opinion from an independent investment advisor, that the Company should complete the Proposed Transaction as it is in the best interest of the Company and improves its financial condition.

On August 11, 2006 the Company sold to CanPower its investment in 11,848,200 KGPL shares for INR 20 per share or an aggregate purchase price of INR 236,964,000 (CDN $5,760,595) satisfied by a promissory note to the Company which is due on demand, and bears interest at a rate of 5% per annum payable annually on the anniversary date of the promissory note.

On August 11, 2006, EPS Karnataka sold to CanPower 32,997 EIPCL shares for INR 10 per share or an aggregate purchase price of INR 329,970 (CDN $8,022) satisfied by a promissory note to the Company which is due on demand, and bears interest at a rate of 5% per annum payable annually on the anniversary date of the promissory note.

ITEM 7.C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable. This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 8. FINANCIAL INFORMATION

ITEM 8.A.2 CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Information regarding the Company may be found in the Company's Audited Consolidated Financial Statements for the fiscal years ended June 30, 2006, 2005 and 2004 and the notes thereto included in the Exhibits in this Annual Report, and under "Item 5 - Management's Discussion and Analysis of Financial Condition and Results of Operations" above.

ITEM 8.A.7 LITIGATION

As of the date of this Annual Report, the Company has pending litigation, actions or proceedings as described below, each of which could have a material effect on the Company's financial condition or profitability. The Company expresses no opinion about the final outcome of the litigation and or arbitration proceedings described below. (See “Item 5 - Operating and Financial Review and Prospects - Critical Accounting Estimates” above).

Oakwell Litigation Singapore/Canada

In March 1997, Oakwell, and the APSEB executed two identical Power Purchase Agreements providing for Oakwell to build, own and operate two identical 100 MW net capacity diesel generator barge mounted power plants, fueled by furnace oil (total 200 MW net capacity) and sell electricity to Andhra Pradesh State Electricity Board on a take-or-pay basis for 15 years (the Project). In June 1997, the Company and Oakwell formed an 87.5% - 12.5% joint venture and then incorporated an Indian company, EOPL (now known as KGPL), to implement the provisions of the PPAs. Disputes rose between the Company and Oakwell regarding the time taken to obtain financing for the Project and a Settlement Agreement was reached in December 1998 under which Oakwell sold the Company all of Oakwell's interest in the Power Purchase Agreements and in EOPL.

In July 2002, Oakwell claimed the Company was in breach of the Settlement Agreement over the same issue settled by the Settlement Agreement and in August 2002 the Company was named as a defendant in the High Court of Singapore, in the matter of Oakwell vs. the Company, Suit No. 997 of 2002/V. On October 16, 2003 the High Court of Singapore ordered the Company to pay Oakwell US $5,657,000 (approximately CDN $6,933,219 at June 30, 2005) plus costs (the “Judgment”). On November 13, 2003 the Company appealed the Judgment to the Court of Appeal of the Republic of Singapore (Civil Appeal No. 129 of 2003/Y). That Court, which is the final Court of Appeal for Singapore, dismissed the appeal from the bench on April 27, 2004.

On June 21, 2004, Oakwell filed an Application with the Ontario Superior Court of Justice seeking an order recognizing and enforcing the Judgment in Ontario (Court File No.04-CV-271121 CM3). On August 30, 2004, the Company filed an Application with the Ontario Superior Court of Justice for a declaration that the Judgment cannot be recognized and enforced in the Province of Ontario (Court File No.04-CV-274860 CM2) on the basis that Singapore does not adhere to the Rule of Law and the Singapore litigation did not provide the Company with an independent and impartial judiciary and accordingly could not be given the full faith and credit of the Canadian courts. The Applications were heard on December 6-9, 2004 before the Honourable Mr. Justice Day.

On January 10, 2005, after the Company publicly announced its intention to sell its engineering and offshore subsidiary, M&M, Oakwell brought a motion in the Ontario proceedings seeking to prevent the Company from disposing of or encumbering assets equal to the Canadian dollar equivalent of the Judgment from the proceeds of the sale of M&M. On January 27, 2005, that motion was withdrawn and the Company agreed to provide Oakwell with 5 days notice before execution of any transaction or series of related transactions exceeding $2.4 million from the proceeds from the sale of M&M Engineering Limited.

On June 27, 2005 Justice Day released his decision, in which he granted Oakwell's Application with costs, and dismissed the Company's Application. The formal Order granting recognition and enforcement to the Judgment was issued August 2, 2005.

On July 13, 2005, the Company filed a Notice of Appeal with respect to Justice Day's decision with the Court of Appeal for the Province of Ontario (“Court of Appeal”) (Court of Appeal File Number C43898). The appeal was heard April 10, 2006. On June 9, 2006 the Court of Appeal rendered its decision, dismissing the Company's appeal with costs.

On July 18, 2006 the Company brought a motion before the Court of Appeal (Court of Appeal File Number: M33962) seeking a stay of execution of the decision of the Court of Appeal pending the Company’s application to the Supreme Court of Canada for leave to appeal, and, should leave be granted, the appeal itself. On July 28, 2006 the Court of Appeal granted the Company's motion for a stay of execution on the condition that the Company pay $1,500,000 into Court on or before September 8, 2006. The Company paid this amount into Court on September 7, 2006.

On September 8, 2006 the Company filed its application for leave to appeal to the Supreme Court of Canada (Supreme Court of Canada Court File Number: 31620). The Supreme Court of Canada will only grant leave if it is persuaded that the case raises issues of public importance.  The Court's decision on the leave application is not expected until late 2006 or early 2007.

Oakwell Litigation-India

On January 12, 2005, Oakwell filed an Execution Petition before the Hon’ble High Court of Delhi, India (“Delhi Court”) which was served on February 14, 2005 against the Company for enforcement of the Singapore Judgment in India against certain assets of the Company alleged located in India (Execution Petition No. 22/2005) and an application for interim relief seeking attachment of certain assets of the Company including its KGPL Shares.

On May 23, 2005, the Delhi High Court ordered that if VBC purchases the Company’s KGPL Shares the sale proceeds shall be kept in India and on September 9, 2005 the Delhi Court further ordered that if the Company receives any payments from VBC from the sale of it’s KGPL Shares, then the proceeds shall be deposited in the Company’s account held in a Public Sector Bank in India or invested only in Government of India securities until the disposal of Oakwell’s Execution Petition. This order became infructuous upon the Company withdrawing its Execution Petition against VBC and not otherwise receiving any payment from VBC by way of sale of KGPL shares.

On August 29, 2006 the Delhi Court dismissed the objections filed by the Company (Execution Application No. 385/2005) as to the maintainability of the Execution Petition and questioning the Jurisdiction of Delhi Court. The Company filed a Review Petition (Execution Application 474/2006) and a Stay Petition (Execution Application 475/2006) against the Order of August 29, 2006 and a hearing is scheduled for October 13, 2006.

On September 07, 2006 Oakwell filed (Execution Application 482/2006) for interim relief, seeking restraint on the disposal of the Company’s KGPL shares and other assets. On September 18, 2006 the Delhi Court ordered that until October 13, 2006 the date of next hearing, the Company shall not deal with, transfer or alienate the KGPL shares or other assets.

The Execution Petition and related applications are ongoing.

VBC Arbitration Award, Litigation and Joint Memo

Pursuant to an Arbitration Agreement between the Company and VBC, the parent company of KGPL, an Arbitration Award was passed on October 11, 2003 by Hon’ble Arbitral Tribunal, India (the “Award”) requiring as follows (i) VBC transfer an additional 500,000 shares in KGPL to the Company, at no cost and (ii) VBC to buy the original KGPL Shares for INR 113,482,000 on or before the earlier of: (a) 60 days after the first disbursal of funds on financial closure for the KGPL Project, and, (b) in any event no later than March 31, 2004. Further, the Company may, upon written notice to VBC, require that VBC purchase, and VBC is then required to buy, an additional 500,000 shares of KGPL at a par value of INR 5,000,000 on or before the same dates. If VBC does not buy the 11,348,200 KGPL Shares before March 31, 2004 then VBC is liable to pay the Company interest at 12% per annum on the value of the unredeemed shares from March 31, 2004 to the date of actual payment thereof.

On February 28, 2004 the Company provided written notice to VBC to 11,348,200 KGPL Shares held by the Company. VBC raised a dispute regarding the purchase of the KGPL Shares and the Company commenced legal proceedings against VBC.

Execution Petition

On June 24, 2004 the Company filed an Execution Petition against VBC in the Court of the Chief Judge, City Civil Court, Hyderabad, India (“City Civil Court”) to enforce the Award (Execution Petition No. 46/2004).

In February, 2006, the Company advanced INR 5,000,000 (approximately CDN $134,850) to VBC as consideration for the Company acquiring the additional 500,000 shares of KGPL described in the Award.

The Company filed an application to withdraw its Petition against VBC and on June 9th, 2006 the City Civil Court, Hyderabad, India ordered that the Execution Petition be dismissed as withdrawn.

On August 6, 2006 the Company and VBC executed a Joint Memo for full satisfaction of the Award passed on October 11, 2003 stipulating as follows; (i) the Company waive the obligation that VBC purchase 11,348,200 KGPL shares and that the Company will retain its 11,348,200 KGPL shares; (ii) the Company and VBC comply with an order of Reserve Bank of India, such that the Company acquires the allotment of 500,000 KGPL shares rather than having such shares allotted at no cost, (iii) VBC acknowledge the right of the Company to purchase, on payment KGPL shares from VBC and/or its group companies at INR 10 per share free and clear of all claims, demand and encumbrances of any nature and kind; (iv) the Company waive payment of all unpaid interest by VBC under the Award,; (v) the Company, VBC and KGPL mutually undertake and agree to release each other against all and any claims, demand, assertions, petitions, decrees and litigation whatsoever that arose or may hereinafter arise in connection with any agreements, arrangements and understandings and agree that neither party will make any claims or demands against each other.

Pursuant to the Joint Memo, the Company acquired the 500,000 equity shares in KGPL previously allotted for no consideration under the Award by paying INR 5,000,000 (approximately CDN $134,850 in February 2006) and the Company subscribed for a further 500,000 additional equity shares in KGPL at par value INR 5,000,000 (approximately CDN $121,750 in August 2006). As of the date of this Annual Report, the Company owns 12,348,200 KGPL Shares.

As a result of the Joint Memo, the Company filed a fresh Execution Petition in the City Civil Court, Hyderabad, Andhra Pradesh for such court to record and accepts the Joint Memo as full satisfaction of the Award as agreed to by the Company and VBC. The fresh Execution Petition has been listed for disposal by the City Civil Court on October 24, 2006.

Company Petition

On November 30, 2004 the Company filed a Company Petition against VBC in the High Court of Judicature of Andhra Pradesh, India (the “High Court”) (Company Petition No. 199/2004) to pass an order for the winding up of VBC under the provisions of the Companies Act, 1956 (India). Subsequently the Company withdrew the Company Petition on 16th February 2006, which ended these proceedings.

--

Other Litigation or Proceedings

On April 12, 2002, the Company filed a statement of claim (Suit # 0201-06165), in the Queens Court of Alberta, Judicial District of Calgary (the “Court”), against one of its joint venture property partners (the “Partner”) seeking payment of its then outstanding operating costs of CDN $61,057 plus compounded interest at the Company’s chartered bank prime interest rate plus 2% and costs. On February 22, 2006 the Court ordered that $47,321.99 being held in escrow by a third party on behalf of the Partner be paid into Court to the credit of the Suit and any and all proceeds received by the Partner from the sale of oil and gas net of allowable costs be paid into Court for a period of six months commencing January 2006. As of May 11, 2006 the Partner paid $5,662.53 into Court to the credit of the Suit. On July 28, 2006 the Court further ordered that the Company’s Operators Lien against the Partner’s interest was valid and that the interest of the Partner in all of the jointly held properties remain attached. The litigation is ongoing and the Company expects to recover its outstanding operating costs, however at the current time no assessment can be made of the outcome of the legal proceedings.

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

ITEM 8.A.8 DIVIDENDS

The Company has not paid any dividends on its Common Stock during the past five years. The Company does not intend to pay dividends on shares of Common Stock in the foreseeable future as it anticipates that the cash resources of the Company will be used to finance growth.

ITEM 8.B. SIGNIFICANT CHANGES

There have been no significant changes since June 30, 2006, the date of most recent financial statements.

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

	Period	High	Low
Fiscal Year 2006	Year Ended 6/30/06	4.20	1.34
Fiscal Year 2005	Year Ended 6/30/05	3.30	0.49
Fiscal Year 2004	Year Ended 6/30/04	1.90	0.94
Fiscal Year 2003 (1)	Year Ended 6/30/03	5.70	0.95
Fiscal Year 2002 (2)	Year Ended 6/30/02	N/A	N/A

Fiscal Year 2006 By Quarter	First Quarter ended 9/30/05	4.20	1.34
	Second Quarter ended 12/31/05	3.45	1.70
	Third Quarter ended 3/31/06	2.98	1.70
	Fourth Quarter ended 6/30/06	2.60	1.40
Fiscal Year 2005 By Quarter	First Quarter ended 9/30/04	1.15	0.55
	Second Quarter ended 12/31/04	0.85	0.49
	Third Quarter ended 3/31/005	1.70	0.50
	Fourth Quarter ended 6/30/05	3.30	0.56

Calendar Year 2006 By Month	April	2.60	1.96
	May	2.31	1.63
	June	1.96	1.40
	July	1.65	0.90
	August	1.40	1.00
	September(3)	1.15	0.80
Note
(1)	Effective February 11, 2003, the Company consolidated its issued and outstanding common shares on the basis of three-for-one.
(2)	The Company commenced trading on the American Stock Exchange May 22, 2002.
(3)	For September 1st to September 18, 2006.

The closing price on the American Stock Exchange for the Common Stock on September 18, 2006 was US $0.82

The following table set forth the reported high and low sale prices for trading of shares of Common Stock as reported by the Frankfurt Stock Exchange in Euros (EUR) for the periods indicated. Information is provided only for full financial years and full financial quarters.
	Period	High (EUR)	Low (EUR)
Fiscal Year 2006	Year Ended 6/30/06	3.39	1.09
Fiscal Year 2005	Year Ended 6/30/05	2.40	0.37
Fiscal Year 2004	Year Ended 6/30/04	1.60	0.75
Fiscal Year 2003 (1)	Year Ended 6/30/03	5.25	0.85
Fiscal Year 2002 (2)	Year Ended 6/30/02	N/A	N/A

Fiscal Year 2006 By Quarter	First Quarter ended 9/30/05	3.39	1.10
	Second Quarter ended 12/31/05	2.75	1.40
	Third Quarter ended 3/31/06	2.30	1.43
	Fourth Quarter ended 6/30/06	1.93	1.09

Fiscal Year 2005 By Quarter	First Quarter ended 9/30/04	0.85	0.45
	Second Quarter ended 12/31/04	0.56	0.38
	Third Quarter ended 3/31/005	0.95	0.37
	Fourth Quarter ended 6/30/05	2.40	0.46

Calendar Year 2006 By Month	March April	1.61 1.93	1.43 1.61
	May	1.68	1.27
	June	1.40	1.09
	July	1.24	0.70
	August	1.00	0.75
	September (3)	0.85	0.75

Notes:
(1)	Effective February 11, 2003, the Company consolidated its issued and outstanding common shares on the basis of three-for-one.
(2)	The Company commenced trading on the Frankfurt Stock Exchange September 14, 2001.
(3)	For September 1st to September 18, 2006.

The closing price on the Frankfurt Stock Exchange for the Common Stock on September 18, 2006 was EUR $0.79.

Prior to the American Stock Exchange listing, the Common Stock was listed over the counter on the NASD OTC Bulletin Board from July 11, 1997 until May 21, 2002 under the trading symbol “EYPSF”. The Common Stock was listed under the symbol “YPX” on the TSX Venture Exchange (formerly, The Canadian Venture Exchange) (“TSXV”) and was previously listed on the Canadian Dealing Network Inc. (“CDN”). In the third quarter of 2000, some companies that were quoted on CDN were invited to apply for listing on the TSXV. The Company made the application for listing on the TSXV, and was approved for listing and began trading on the TSXV on October 2, 2000. The Company voluntarily de-listed its Common Stock from trading on the TSXV effective the close of business on October 19, 2001.

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

The Company is authorized to issue an unlimited number of Common Shares, of which 4,272,009 shares were outstanding as of the date of this Annual Report. In addition, the Company is authorized to issue an unlimited number of shares of "blank check" Class A Preferred Shares issuable in series with such rights, preferences and privileges as may be determined from time-to-time by the Company's Board of Directors, subject to the basic provisions for the Class A Preferred Shares that are applicable to each series as contained in the Articles. On November 17, 1998, the Company amended its articles of incorporation to authorize the first series of the Class A Preferred Shares, an unlimited number, of Class A Preferred Shares, Series 1 (the "Series 1 Shares"). The Series 1 Shares are non-cumulative, convertible, non-voting and redeemable, at a price ranging from CDN $2.20 to CDN $3.00 per share, at the option of the Company. As of the date of this Annual Report none of the Series 1 Shares have been issued. On February 2, 2001 the Company amended its Articles to authorize the second series of the Class A Preferred Shares, an unlimited number of Class A Preferred Shares, Series 2 (the "Series 2 Shares") ranking senior with the Series 1 Shares to the Common Shares. The Series 2 Shares are cumulative, convertible, voting and redeemable, at CDN $1.00 per Series 2 Share after 5 years from issuance. As at the date of this Annual Report there were no Series 2 Shares outstanding.

A description of the rights, preferences and privileges relating to each class of the Company's preferred shares is as follows:

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
Purchase and Sale Agreement for the sale of 100% of M&M Engineering Limited (See Item 4A - History and Development of the Company - The Industrial & Offshore Division and previously filed as Exhibit 3.73 on Form 6K on February 14, 2005).
CDN $7,631,999
March 31, 2006	EnerNorth and the Vendors of Sawn Lake
Share Purchase Agreement for the acquisition of 100% of issued shares of Sawn Lake Resources Ltd. (See Item 4A - History and Development of the Company - Oil and Gas Operations and previously filed as Exhibit 3.74 on Form 6K on April 4, 2006).
CDN $2,325,000
May 31, 2006	EnerNorth and the Vendors of Great Northern Oil
Share Purchase Agreement for the acquisition of 100% of issued shares of Great Northern Oil & Gas Inc. (See Item 4A - History and Development of the Company - Oil and Gas Operations and previously filed as Exhibit 3.75 on Form 6K on June 12, 2006).
CDN $2,200,000
August 6, 2006	EnerNorth and VBC Ferro Alloys Ltd.
Joint Memo arrangement for the adjustment and full satisfaction of the Arbitration Award. See Item 4A - History and Development of the Company - KGPL Investment, Item 8.A.7.- Litigation and Exhibit 3.76 attached)
N/A
September 5, 2006	EnerNorth and the Vendors of 1211115 Alberta Ltd.

Share Purchase Agreement for the acquisition of 100% of issued shares of 1211115 Alberta Ltd. (See Item 4A - History and Development of the Company - Oil and Gas Operations and previously filed as Exhibit 3.77 on Form 6K on September 13, 2006)
CDN $2,312,501

ITEM 10.D. EXCHANGE CONTROLS

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

ITEM 10.E. TAXATION

Certain Canadian Federal Income Tax Consequences

Management of the Company has been advised by its Canadian legal counsel that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of Common Shares of the Company who, at all material times, is a resident of the United States and is not a resident, or deemed to be a resident, of Canada, deals at arm's length and is not affiliated with the Company, did not acquire the Company's Common Shares by virtue of employment, is not a financial institution, partnership or a trust, holds the Company's Common Shares as capital property, and does not use or hold, and is not deemed to use or hold, his or her Common Shares of the Company in connection with carrying on a business in Canada (a "non-resident shareholder").

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

Capital Gains

A non-resident of Canada is subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a corporation if the shares are considered to be "taxable Canadian property" of the holder within the meaning of the ITA and no relief is afforded under an applicable tax treaty. For purposes of the ITA, a Common Share of the Company will be taxable Canadian property to a non-resident holder if the non-resident holder and/or persons with whom that holder does not deal at arm's length holds 25% or more of the issued shares of any class or series of the capital stock of the Company at any time during the 60 month period immediately preceding the disposition of the Common Share.

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

U.S. Holders

As used herein, a “U.S. Holder” means a holder of Common Shares of the Company who is a citizen or individual resident (as defined under United States tax laws) of the United States; a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; an estate the income of which is taxable in the United States irrespective of source; or a trust if (a) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of its substantial decisions or (b) the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person. This summary does not address the United States tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, including but not limited to tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, persons who hold Common Shares as part of a straddle, hedging or a conversion transaction, and persons who acquire their Common Shares as compensation for services. This summary is limited to U.S. Holders who own Common Shares as capital assets and who hold the Common Shares directly (e.g., not through an intermediary entity such as a corporation, partnership, limited liability company, or trust). This summary does not address the consequences to a person or entity of the ownership, exercise or disposition of any options, warrants or other rights to acquire Common Shares.

Distributions on Common Shares

Subject to the discussion below regarding passive foreign investment companies (“PFICs”), the gross amount of any distribution (including non-cash property) by the Company (including any Canadian taxes withheld therefrom) with respect to Common Shares generally should be included in the gross income of a U.S. Holder as foreign source dividend income to the extent such distribution is paid out of current or accumulated earnings and profits of the Company, as determined under United States Federal income tax principles. Distributions received by non-corporate U.S. Holders may be subject to United States Federal income tax at lower rates than other types of ordinary income (generally 15%) in taxable years beginning on or before December 31, 2010 if certain conditions are met. These conditions include the Company not being classified as a PFIC, it being a “qualified foreign corporation,” the U.S. Holder’s satisfaction of a holding period requirement, and the U.S. Holder not treating the distribution as “investment income” for purposes of the investment interest deduction rules. To the extent that the amount of any distribution exceeds the Company’s current and accumulated earnings and profits for a taxable year, the distribution first will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in the Common Shares and to the extent that such distribution exceeds the Holder’s adjusted tax basis in the Common Shares, will be taxed as capital gain. In the case of U.S. Holders that are corporations, such dividends generally will not be eligible for the dividends received deduction.

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

Disposition of Common Shares

Subject to the discussion below regarding PFIC’s, gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of Common Shares (including, without limitation, a complete redemption of Common Shares) generally will be subject to United States Federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in the Common Shares and the amount realized on the disposition. Net capital gain (i.e., capital gain in excess of capital loss) recognized by a non-corporate U.S. Holder (including an individual) upon a sale or other disposition of Common Shares that have been held for more than one year will generally be subject to a maximum United States federal income tax rate of 15% subject to the PFIC rules below. Deductions for capital losses are subject to certain limitations. If the U.S. Holder receives Canadian dollars on the sale or disposition, it will have a tax basis in such dollars equal to the U.S. dollar value. Generally, any gain or loss realized on a subsequent disposition of the Canadian dollars will be U.S. source ordinary income or loss.

U.S. “Anti-Deferral” Rules

Passive Foreign Investment Company (“PFIC”) Regime. If the Company, or a non-U.S. entity directly or indirectly owned by the Company (“Related Entity”), has 75% or more of its gross income as “passive” income, or if the average value during a taxable year of the Company’s or the Related Entity’s “passive assets” (generally, assets that generate passive income) is 50% or more of the average value of all assets held by the Company or the Related Entity, then the United States PFIC rules may apply to U.S. Holders. If the Company or a Related Entity is classified as a PFIC, a U.S. Holder will be subject to increased tax liability in respect of gain recognized on the sale of his, her or its Common Shares or upon the receipt of certain distributions, unless such person makes a “qualified electing fund” election to be taxed currently on its pro rata portion of the Company’s income and gain, whether or not such income or gain is distributed in the form of dividends or otherwise, and the Company provides certain annual statements which include the information necessary to determine inclusions and assure compliance with the PFIC rules. As another alternative to the foregoing rules, a U.S. Holder may make a mark-to-market election to include in income each year as ordinary income an amount equal to the increase in value of its Common Shares for that year or to claim a deduction for any decrease in value (but only to the extent of previous mark-to-market gains). The Company or other Related Entity can give no assurance as to its status as a PFIC for the current or any future year. U.S. Holders should consult their own tax advisors with respect to the PFIC issue and its applicability to their particular tax situation.

Controlled Foreign Corporation Regime (“CFC”). If a U.S. Holder (or person defined as a U.S. persons under Section 7701(aX301 of the Code) owns 10% or more of the total combined voting power of all classes of stock of the Company (, a “U. S. Shareholder”) and U.S. Shareholders own more than 50% of the vote or value of the Company, the Company would be a “controlled foreign corporation”.. This classification would result in many complex consequences, including the required inclusion into income by such U. S. Shareholders of their pro rata shares of “Subpart F income” of the Company (as defined by the Code) and the Company’s earnings invested in “US property” (as defined by the Code). In addition, under Section 1248 of the Code, gain from the sale or exchange of Common Shares by a US person who is or was a U. S. Shareholder at any time during the five year period before the sale or exchange may be treated as ordinary income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. It is not clear the CFC regime would apply to the U.S. Holders of Common Shares, and is outside the scope of this discussion.

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

In addition, this limitation is calculated separately with respect to specific “baskets” of income such as passive income, high withholding tax interest, financial services income, shipping income, and certain other classifications of income. Foreign taxes assigned to a particular class of income generally cannot offset United States tax on income assigned to another class. Under the American Jobs Creation Act of 2004 (the “Act”), this basket limitation will be modified significantly after 2006.

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

ITEM 10.I. SUBSIDIARY INFORMATION

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of loss that may impact the financial position, results of operations, or cash flows of the Company due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. The Company does not have activities related to derivative financial instruments or derivative commodity instruments. The Company does hold a portfolio of equity securities. These securities are susceptible to equity market risk (See “Item 3 - Key Information - Risk Factors - Investment in Marketable Securities” above).

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

Commodities Price Risk

Our financial condition, results of operations and capital resources are highly dependent upon the prevailing market prices of oil and natural gas. These commodity prices are subject to wide fluctuations and market uncertainties due to a variety of factors that are beyond our control. Factors influencing oil and natural gas prices include the level of global demand for crude oil, the foreign supply of oil and natural gas, the establishment of and compliance with production quotas by oil exporting countries, weather conditions which determine the demand for natural gas, the price and availability of alternative fuels and overall economic conditions. It is impossible to predict future oil and natural gas prices with any degree of certainty. Sustained weakness in oil and natural gas prices may adversely affect our financial condition and results of operations, and may also reduce the amount of oil and natural gas reserves that we can produce economically. Any reduction in our oil and natural gas reserves, including reductions due to price fluctuations, can have an adverse affect on our ability to obtain capital for our development activities. Similarly, any improvements in oil and natural gas prices can have a favorable impact on our financial condition, results of operations and capital resources. If natural gas prices were to change by US$0.50 per mcf, the impact on our earnings and cash flow would be approximately $44,020. If natural gas liquid prices were to change by US$1.00 per bbl, the impact on our earnings and cash flow would be approximately $3,862. If the oil price were to change by US$1.00 per bbl, the impact on our earnings and cash flow would be approximately $4,764.

Credit Risk

In addition to market risk, our financial instruments involve, to varying degrees, risk associated with trade credit and risk associated with operatorship of joint venture properties as well as credit risk related to our customers and trade payables. All of our accounts receivable are with customers or joint venture partners and are subject to normal industry credit risk.

We do not require collateral or other security to support financial instruments nor do we provide collateral or security to counterparties. Currently, we do not expect non-performance by any counterparty although there can be no assurance that performance will occur.

Foreign Exchange Risk

The Oakwell Claim is priced in US dollars and costs are priced in Singapore dollars and the Company tends to carry a nominal balance of currency carried in US dollars. These US and Singapore denominated balances are susceptible to changes in the exchange rate between Canada and the US and Canada and Singapore. If the Canadian foreign exchange rate were to appreciate versus all foreign currencies then the impact on our earnings would be an increase of $669,084. Assuming the Oakwell Claim are not realized during the current fiscal year then the impact on our cash flow would be nil. If the Canadian foreign exchange rate were to depreciate versus all foreign currencies then the impact on our earnings would be a decrease of $735,992. Assuming the Oakwell Claim are not realized during the current fiscal year then the impact on our cash flow would be nil. (See “Item 5.G Safe Harbor - Critical Accounting Estimates Oakwell Claim and Valuation of the Company’s Investment in KGPL” above)

Interest Rate Risk

Interest rate risk exists principally with respect to our cash invested in short term investments that bears interest at floating rates. At June 30, 2006, we had a short term loan with a floating interest rate of $322,469 and nil invested in money market funds which bear interest at floating rates. If interest rate were to change by one full percentage point, the net impact on our earnings would be approximately $3,225 and the net impact on our cash flow would be approximately $3,225.

Sensitivities	Estimated 2006 impact on:
	Net Earnings	Cash Flow

Natural Gas - US$0.50/mcf change	$44,020	$44,020

Natural Gas Liquids - $1.00/bbl change	$3,862	$3,862

Crude oil - $1.00/bbl change	$4,764	$4,764

Foreign Exchange — 10% appreciation in the Canadian dollar	$669,084	$0	(1)

Foreign Exchange — 10% depreciation in the Canadian dollar	$(735,992)	$0	(1)

Interest rate - 1% change	$3,225	$3,225

(1) Assuming the KGPL asset and the Oakwell Claim are not realized during the current fiscal year.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12.A DEBT SECURITIES

Not applicable. This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 12.B WARRANTS AND RIGHTS

Not Applicable. This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 12.C OTHER SECURITIES

Not Applicable. This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 12.D AMERICAN DEPOSITARY SHARES

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

Item 15. CONTROLS AND PROCEDURES

The Chief Executive Officer, Sandra J. Hall, and Chief Financial Officer, Scott T. Hargreaves, evaluated the effectiveness of the Company's disclosure controls and procedures as of June 30, 2006 (the "Evaluation Date"), and concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective to ensure that information the Company is required to disclose in its filing with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934 as amended (the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and to ensure that information required to be disclosed by the Company in the reports that it files under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There were no significant changes in the Company's internal controls during the year ended June 30, 2006 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16. [RESERVED]

Item 16.A. Audit Committee Financial Expert

The Board of Directors of the Company has determined that Mr. Milton Klyman is an "audit committee financial expert", as defined in Item 16A of Form 20-F and is independent, as defined by the rules of the AMEX.

ITEM 16.B. CODE OF ETHICS

The Company maintains a Code of Business Conduct and Ethics (“Code of Ethics”) and it is a fundamental policy of the officers and management (the "Employees") of the Company to conduct its business with honesty and integrity and in accordance with the highest legal and ethical standards. Employees include officers and management including the principle executive officer, principle financial officer, and principle accounting officer of the Company. Under the Code of Ethics it is the individual Employee's responsibility to exercise good judgement and act in a manner that will fulfil all legal requirements and will reflect favourably upon the Company. Employees are encouraged to comply with the spirit as well as the letter of the policy. In particular, Employees are prohibited from attempting to achieve indirectly (through the use of agents or other intermediaries) what is forbidden directly. No officer, director or member of management is exempt from the Code of Ethics.

The Company amended its Code of Ethics during fiscal 2004 to reflect the SEC Rules and the American Stock Exchange corporate governance listing standards, together with the rules of the Canadian Securities Regulators. Our Code of Ethics apply to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions of the Company. There have been no waivers of our Code of Ethics granted to our principal executive officer, principal financial officer, principal accounting officer or controller, or similar persons during the period covered by this Annual Report. A copy of our Code of Ethics is available on our website at www.enernorth.com.

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

Fiscal Year ended June 30, 2006 and 2005 Principal Accountant Fees Billed or Budgeted	Fiscal Year 2006 July 1-05-June 30-06	Fiscal Year 2005 July 1-04-June 30-05
Audit Fees	$66,334	$70,978
Audit Related Fees	-	-
Tax Fees	$2,500	$2,675
All Other Fees	-	-
Total	$68,834	$73,653

Audit Fees are those fees directly related to performance of the audit by the principal accountant of the annual Consolidated Financial Statements of the Company for fiscal 2006 and 2005, and for review by the principal accountant of the Company’s corporate filings, including this Annual Report on Form 20-F, management’s discussion and analysis for Canadian securities filings, and the Annual Report to Shareholders. Tax Fees are fees charged by the principal accountant for the preparation of the annual tax returns of the Company.

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

During fiscal 2006 and 2005 there were no hours performed by any person other than the primary accountant’s fulltime permanent employees.

ITEM 16.D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16.E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company, nor any affiliated purchaser of the Company, has purchased any of the Company’s securities during fiscal year 2006.

PART III

Item 17. Financial Statements

See the Consolidated Financial Statements and Exhibits listed in Item 19, and filed as a part of this Annual Report.

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

a)	Financial Statements, including:

	(i) (ii)	Auditors' Report of BDO Dunwoody LLP on the consolidated financial statements for the years ended June 30, 2006, 2005 and 2004. Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference
	(iii)	Consolidated Balance Sheets at June 30, 2006 and 2005.
	(iv)	Consolidated Statements of Operations and Deficit for the years ended June 30, 2006, 2005 and 2004.
	(v)	Consolidated Statements of Cash Flows for the years ended June 30, 2006, 2005 and 2004.
	(vi)	Summary of significant accounting policies.
	(vii)	Notes to consolidated financial statements.

b) Exhibits

1.	Articles of incorporation and bylaws as currently in effect:
1.1*	Articles of Amalgamation effective July 1, 1996 amalgamating Engineering Power Systems Group, Inc. with 1169402 Ontario Inc.
1.2*	Bylaws of Van Ollie Explorations Ltd.
1.3*	Articles of Amendment dated November 17, 1998.
1.4*	Articles of Amendment dated January 29, 1999.
2.	Instruments defining rights of holders of equity or debt securities being registered:
2.1*	Specimen common share certificate
2.2*	See Articles of Amalgamation described above in item 1.1
2.3*	Van Ollie Explorations Limited 1996 Stock Option Plan
2.4*	Form of Stock Option Agreement for Management Stock Options
2.5 *	Warrants to Purchase 580,000 Common Shares issued to Fieldston Traders Limited
3.	Certain material contracts:
3.1*	Agreement of Purchase and Sale of Shares dated as of March 19, 1996 between Core Financial Enterprises Inc., Castle Capital, Inc. and M&M Limited
3.2*	Memorandum of Agreement effective March 19, 1996 between Core Financial Enterprises Inc. and 1169402 Ontario Inc.
3.3*	Share Exchange Agreement made as of March 25, 1996 between 1169402 Ontario Inc. Shareholders, Van Ollie Explorations Limited and 1169402 Ontario Inc.
3.4*	Van Ollie Explorations Limited 1996 Stock Option Plan effective March 25, 1996
3.5*	Agreement made as of April 19, 1996 between Van Ollie Explorations Limited, Fieldston Traders Limited and ASI Holdings, Inc.

3.6*	Agreement of Purchase and Sale executed July 31, 1996 between Engineering Power Systems Group Inc., Castle Capital, Inc., ASI Holdings, Inc. and Atlantic Seaboard Industries Limited
3.7*	Redeemable Convertible Term Note executed July 31, 1996 by Engineering Power Systems Group Inc. in favor of Castle Capital Inc.
3.8*	Debenture ($1,750,000) Issued to RoyNat, Inc, by M&M Engineering Limited dated May 18, 1990
3.9*	Priorities Agreement dated May 18, 1990 between Canadian Imperial Bank of Commerce, RoyNat, Inc. and M&M Engineering Limited
3.10*	Corporate Agreement of Guarantee dated May 18, 1990 by M&M Offshore Limited in favor of RoyNat, Inc.
3.11*	Letter Agreement dated June 6, 1996 between Canadian Imperial Bank of Commerce and M&M Engineering Limited
3.12*	Demand Debenture ($2,600,000) executed October 9, 1992 issued to Enterprise Newfoundland and Labrador Corporation by Atlantic Seaboard Industries Limited
3.13*	Agreements as of September 30, 1996 between Engineering Power Systems Group Inc., Atlantic Seaboard Industries Limited and Enterprise Newfoundland and Labrador Corporation
3.14*	Letter Agreement dated October 17, 1991 between Atlantic Canada Opportunities Agency and Atlantic Seaboard Industries Limited
3.15*	Agreement dated April 4, 1994 between Gateway Seafoods, Inc. and Atlantic Seaboard Industries Limited
3.16*	Lease No. 94873 dated September 8, 1993, 1993 to Atlantic Seaboard Industries Limited
3.17*	Grant Pursuant to Lease 94873 to Engineering Power Systems Group Inc.
3.18*	Consulting Agreement dated July 1, 1996 between James C. Cassina and Engineering Power Systems Group Inc.
3.19*	Heads of Agreement dated May 31, 1996 between G.J. Cahill & Co. 1979 Ltd., M&M Offshore Limited, SEA Systems Limited, Westinghouse Canada Inc. and Mobile Valve Repair
3.20*	Technology License' Manufacturing and Machinery Sale Agreement dated as of January 13, 1988 between Vetco Gray Canada Inc. and M&M Engineering Limited, and Addendum dated January 13, 1988
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

3.53****	Memorandum of Agreement among VBC Ferro Alloys Ltd. and EPS-OAKWELL Power Company Limited, Energy Power Systems Limited and Oakwell Engineering Limited dated July 16, 1999
3.54****	Memorandum of Agreement by and between Engineering Power Systems Group Inc. and CMS Generation Co. dated July 1, 1998
3.55****	Acquisition Agreement dated as of March 9, 1999 between Engineering Power Systems Limited and Fieldston Traders Limited
3.56****	Acquisition Agreement dated March 9, 1999 between Engineering Power Systems Limited and Piccalino Far East Limited
3.57*****	Agreement among VBC Ferro Alloys Ltd. and EPS-Oakwell Power Company Limited, Engineering Power Systems Limited and Oakwell Engineering Limited dated August 10, 2000.
3.58*****	Second Amendment to the Remuneration Agreement for the transfer of all Rights in Euro India Power Canara Ltd. dated February 2, 2000.
3.59******	Articles of Amendment dated February 2, 2001.
3.60******	Purchase and Option Agreement Prince Edward Island Property, Canada dated February 9, 2001.
3.61******	Purchase and Sale Agreement Sibbald Area Alberta and Ontario Property dated March 23, 2001
3.62******	Purchase and Sale Agreement Sibbald Area Alberta dated March 23, 2001
3.63******	Articles of Amendment dated April 4, 2001
3.64******	Purchase and Sale Agreement Kaybob & Bigstone Area Alberta and Ontario Property dated April 6, 2001
3.65******	May 1, 2001 amendment to the August 10, 2000 agreement among VBC Ferro Alloys Ltd. and EPS-Oakwell Power Company Limited, Energy Power Systems Limited and Oakwell Engineering Limited.
3.66******	Agreement for the Purchase and Sale and Conveyance of Assets, Sibbald Property dated June 30, 2001.
3.67*******	Full and Final Mutual Release between Energy Power Systems Limited and BFC Construction Corporation
3.68*******	EnerNorth Industries Inc. (formerly Energy Power Systems Limited) Audit Committee Charter

3.69*******	EnerNorth Industries Inc. (formerly Energy Power Systems Limited) Corporate Code of Conduct
3.70********	EnerNorth Industries Inc. Articles of Amendment dated February 11, 2003
3.71********	Arbitration Award/Agreement
3.72*********	Code of Business Conduct and Ethics
3.73**********	Purchase and Sale of 100% of M&M Engineering Limited between EnerNorth Industries Inc. and Spectrum Sciences & Software Holdings Corp.
3.74***********	Share Purchase Agreement for the purchase of 100% of the issued shares of Sawn Lake Resources Ltd by EnerNorth Industries Inc.
3.75************	Share Purchase Agreement for the purchase of 100% of the issued shares of Great Northern Oil & Gas Inc. by EnerNorth Industries Inc.
3.76*************	Joint Memo arrangement between VBC Ferro Alloys Ltd., and EnerNorth Industries Inc., for the adjustment and full satisfaction of the Arbitration Award.
3.77**************	Share Purchase Agreement for the purchase of 100% of the issued shares of 1211115 Alberta Ltd., by EnerNorth Industries Inc.
12	Certifications under section 302
12.1	CEO Certification
12.2	CFO Certification
13	Certifications under section 906
13.1	Sandra J. Hall, President
13.2	Scott T. Hargreaves, Chief Financial Officer
___________________
*	Previously filed by Registrant as part of Registration Statement on Form 20-F (SEC File No. 0-29586)
**	Previously filed by Registrant as part of Amendment #2 to Registration Statement on Form 20-F on May 18, 1998 (SEC File No. 0-29586)
***	Previously filed by Registrant on Form 6-K on November 30, 1999
****	Previously filed by Registrant as part of Registration Statement on Form 20-F on January 10, 2000 (SEC File No. 0-29586)
*****	Previously filed by Registrant as part of Registration Statement on Form 20-F on January 15, 2001 (SEC File No. 0-29586)
******	Previously filed by Registrant as part of Registration Statement on Form 20-F on December 27, 2001 (SEC File No. 0-29586)
*******	Previously filed by Registrant as part of Registration Statement on Form 20-F on December 19, 2002 (SEC File No. 0-29586)

********	Previously filed by Registrant as part of Registration Statement on Form 20-F on November 24, 2003 (SEC File No. 0-29586)
*********	Previously filed by Registrant as part of Registration Statement on Form 20-F on October 19, 2004 (SEC File No. 0-29586)
**********	Previously filed by Registrant on Form 6-K on February 14, 2005
*********** ************	Previously filed by Registrant on Form 6-K on April 4, 2006 Previously filed by Registrant on Form 6-K on June 12, 2006
*************	Previously filed by Registrant on Form 6-K on September 13, 2006

- -

EnerNorth Industries Inc.
Consolidated Financial Statements
For the years ended June 30, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

Contents

Auditors' Report	2

Comments by Auditor for U.S. Readers on Canada_U.S. Reporting Difference
3
Consolidated Financial Statements
Balance Sheets	4
Statements of Operations and Deficit	5
Statements of Cash Flows	6
Summary of Significant Accounting Policies	7-10
Notes to Consolidated Financial Statements	11-31

Auditors' Report

To the Shareholders of
EnerNorth Industries Inc.

We have audited the consolidated balance sheets of EnerNorth Industries Inc. as at June 30, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario
September 26, 2006

Comments by Auditor for U.S. Readers
on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in Note 20 to the financial statements. Our report to the shareholders dated September 26, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the Auditors' Report when the changes are properly accounted for and adequately disclosed in the financial statements.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in the summary of significant accounting policies. Our report to the shareholders dated September 26, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Chartered Accountants

/s/ BDO Dunwoody LLP

Toronto, Ontario
September 26, 2006

EnerNorth Industries Inc.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
June 30	2006	2005

Assets

Current
Cash and cash equivalents	$67,315	$5,286,315
Marketable securities (market value $1,621,199
2005 - $2,600,725)	1,621,199	2,394,138
Accounts receivable	436,658	677,704
Advances (Note 2)	235,510	-

	2,360,682	8,358,157

Accounts receivable	295,390	-
Investment (Notes 3 and 7)	3,107,782	3,281,950
Oil and gas properties (Note 4)	9,434,617	4,068,549
	$15,198,471	$15,708,656

Liabilities and Shareholders' Equity

Current
Short term debt (Note 5)	$322,469	$-
Accounts payable and accrued liabilities	1,055,330	465,365
Due to shareholders (Note 6)	60,000	37,500
Income tax payable	18,927	-
Oakwell claim payable (Note 7)	7,686,971	7,956,349
Current portion of convertible debenture (Note 8)	15,152	-
Current portion of future income taxes (Note 9)	117,807	-

	9,276,656	8,459,214
Convertible debenture (Note 8)	152,924	-
Future income taxes (Note 9)	941,515	-
Asset retirement obligaton (Note 10)	285,219	173,204

	10,656,314	8,632,418
Shareholders' equity
Share capital (Note 11)	43,781,030	43,339,132
Contributed surplus (Note 11)	181,875	149,109
Deficit	(39,420,748)	(36,412,003)

	4,542,157	7,076,238

	$15,198,471	$15,708,656
On behalf of the Board:

/s/“Sandra J. Hall”    Director
Sandra J. Hall

/s/“Milton Klyman”   Director
Milton Klyman

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

EnerNorth Industries Inc.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
For the years ended June 30	2006	2005	2004

Revenue
Oil and gas revenue	$1,169,988	$946,655	$765.941
Less: Royalties	189,720	201,172	106,485

Net revenues	980,268	745,483	659,456

Expenses
Operating and transportation	394,863	399,795	292,275
Depletion and accretion	729,856	691,539	458,230
Administrative expenses	2,198,024	2,221,343	1,921,385
Interest	6,968	2,020	4,812

	3,329,711	3,314,697	2,676,702

Loss before the following
undernoted items	(2,349,443)	(2,569,214)	(2,017,246)

Oakwell claim (Note 7)	(403,051)	(712,349)	(2,015,681)
Interest income	69,765	305,836	187,440
Foreign exchange gain (loss)	330,816	539,836	(24,070)
Income from marketable securities	234,072	49,916	-
Gain on sale of inactive subsidiaries	-	175,000	-
Gain on sale of marketable securities	1,538,146	9,775	16,470
Write down of marketable securities	(193,461)	-	-
Write down of oil and gas properties	(2,692,748)	-	-
Other income	-	3,454	7,481

Net loss from operations before
discontinued operations and income taxes	(3,465,904)	(2,197,746)	(3,845,606)

Income tax recovery (Note 9)	(457,159)	-	-

Net loss from operations before
discontinued operations	(3,008,745)	(2,197,746)	(3,845,606)
Gain on disposition of discontinued
operations (Note 12)	-	1,717,646	-
Net income from discontinued
operations (Note 12)	-	317,351	1,627,664

Net loss for the year	(3,008,745)	(162,749)	(2,217,942)

Deficit, beginning of year	(36,412,003)	(36,249,254)	(32,085,526)
Transitional impairment loss (Note 20(b))	-	-	(1,945,786)

Deficit, beginning of year, as restated	(36,412,003)	(36,249,254)	(34,031,312)

Deficit, end of year	$(39,420,748)	$(36,412,003)	$(36,249,254)

Net loss from continuing operations for the
year per share (Note 13)	$(0.73)	$(0.54)	$(0.95)

Net loss for the year per share (Note 13)	$(0.73)	$(0.04)	$(0.55)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

EnerNorth Industries Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
For the years ended June 30	2006	2005	2004

Cash provided by (used in)

Operating activities
Net loss from continuing operations for the year	$(3,008,745)	$(2,197,746)	$(3,845,606)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Depletion and accretion	729,856	691,539	458,230
Oakwell claim	(269,378)	712,349	2,015,681
Gain on sale of marketable securities	(1,538,146)	(9,775)	(16,470)
Future income taxes	(457,159)	-	-
Write down of marketable securities	193,461	-	-
Write down of oil and gas properties	2,692,748	-	-
Gain on sale of inactive subsidiaries	-	(175,000)	-
Unrealized foreign exchange loss (gain)	309,853	(588,631)	135,000
Stock based compensation	3,736	149,109	-
Net change in non-cash working capital
balances (Note 15)	554,548	75,267	(618,796)

Cash used by operating activities
from continuing operations	(789,226)	(1,342,888)	(1,871,961)
Cash provided (used) by
discontinued operations	-	5,968,814	(1,181,034)

	(789,226)	4,625,926	(3,052,995)

Investing activities
Proceeds (purchase) of marketable securities, net	2,117,624	(1,863,324)	(327,765)
Proceeds on sale of discontinued operations	-	8,111,989	-
Purchase of oil and gas properties	(6,535,176)	(1,001,743)	(1,740,154)
Purchase of investment	(134,850)	-	-
Proceeds on sale of inactive subsidiaries	-	175,000	-
Advances to joint venture partners	(235,510)	-	-
Investing activities of discontinued operations	-	(2,375,728)	(592,727)

	(4,787,912)	3,046,194	(2,660,646)

Financing activities
Proceeds from (repayments) to shareholders, net	22,500	(4,500)	(360,419)
Issuance of common shares	13,169	-	-
Issue of short term debt	322,469	-	-
Financing activities of discontinued operations	-	(2,981,618)	(54,910)

	358,138	(2,986,118)	(415,329)

Net increase (decrease) in cash during the year	(5,219,000)	4,686,002	(6,128,970)

Cash and cash equivalents, beginning of year	5,286,315	600,313	6,729,283

Cash and cash equivalents, end of year	$67,315	$5,286,315	$600,313

See supplementary cash flow information (Note 15(a))

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

EnerNorth Industries Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

Nature of Operations	EnerNorth Industries Inc. (the "Company") is a corporation amalgamated under the laws of the Province of Ontario. The Company's business is its exploration, development and production of oil and gas.

Going Concern
These consolidated financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.

The Company’s ability to continue as a going concern is dependent upon the enforceability of the Oakwell Claim (see Note 7) and the Company’s ability to fund its operations and legal costs from internal or external sources. If the application of the Judgment becomes enforceable in Canada, then there would be a material and adverse impact on the Company’s financial condition and the Company may be required to sell certain assets to satisfy the judgment.

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

Basis of Presentation
                                    These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.

Effective June 1, 2006 the Company incorporated CanPower Development Corp., (“CanPower”) a company incorporated under the Companies Act, Cap 308 of the Laws of Barbados to develop power projects globally. The Company owns 100% of the outstanding shares of CanPower.

Through its wholly owned subsidiary EPS Karnataka Power Corp. (“EPS Karnataka”), a company incorporated in Ontario, the Company owns a 97% interest in Euro India Power Canara Private Limited (“EIPCL”), a company incorporated in India.

The Company consolidated three months of activity after the acquisition of Sawn Lake Resources Ltd. in its consolidated statement of operations and its consolidated statement of cash flow for the year ended June 30, 2006. The Company consolidated one month of activity after the acquisition of Great Northern Oil and Gas Inc. in its consolidated statement of operations and its consolidated statement of cash flow for the year ended June 30, 2006 (Note 1).

At June 30, 2006 the Company held a 100% interest in Great Northern Oil & Gas Inc., CanPower Development Corp., EPS Karnataka, and a 97% interest in EIPCL. The consolidated financial statements include the results of these subsidiaries and intercompany balances and transactions are eliminated.

EnerNorth Industries Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

Cash and Cash
Equivalents	Cash and cash equivalents consist of bank balances and investments in money market instruments with original maturities of three months or less.

Marketable
Securities	Marketable securities are valued at the lower of cost or market on a portfolio basis.

Oil and Gas
Properties
The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical costs, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

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

Proceeds from the sale of oil and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion. Alberta Royalty Tax Credits are included in oil and gas sales.

In applying the full cost method, the Company performs an annual impairment test (“ceiling test”) which recognizes an impairment loss when the capitalized costs less accumulated depletion and amortization is not recoverable and exceeds its fair value. Fair value is determined as the estimated fair market value of future net revenues from proved and probable oil and gas reserves, as determined by independent engineers, based on sales prices achievable under forecast prices and posted average reference prices in effect at the end of the year and forecast costs, and after deducting estimated future production related expenses, future site restoration costs and income taxes. Recoverability is determined using the undiscounted value of cash flows of proved reserves. The cash flows of proved reserves are derived from revenues from proved oil and gas reserves, as determined by independent engineers.

Joint Interests
                                    Certain of the Company’s oil and gas activities are conducted jointly with others. These financial statements reflect only the Company’s proportionate interest in such activities.

Investment         The investment in KGPL is recorded at the lower of cost or market value.

EnerNorth Industries Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

Asset Retirement
Obligation
A provision for asset retirement obligation costs is made when restoration requirements are established and costs can be reasonably estimated. The accrual is based on management's best estimate of the present value of the expected cash flows. Asset retirement obligations increase the carrying amount of the oil and gas properties and are amortized on the same basis as the properties.

Subsequent to the initial measurement of the asset retirement obligations, the obligations are adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

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

Stock Based
  Compensation
                                The Company has established a stock option plan (the "Plan") for directors, officers, employees, consultants and service providers. Effective July 1, 2004, the Company adopted the recommendations of the CICA Handbook Section 3870 “Stock Based Compensation and Other Stock-Based Payments”. This section was amended to require the expensing of all stock based compensation awards for fiscal years beginning after January 1, 2003. The Company has chosen to adopt the recommendation prospectively thereby recording the fair value of the stock options issued since July 1, 2004 in the statement of operations using the Black-Scholes option-pricing model.

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

June 30, 2006, 2005 and 2004

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

Measurement
        Uncertainty
                                    The amounts recorded for depletion and amortization of oil and gas properties and the valuation of these properties, are based on estimates. These estimates are based on the estimates of proved and probable reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes and estimates in future periods could be significant.

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

                                Costs attributable to commitments and contingencies are expected to be incurred over an extended period of time and are to be funded mainly from the Company’s cash provided by operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, it could be material for any one-quarter or year.

The Company’s investment in Konaseema Gas Power Limited (“KGPL”), a company incorporated in India that is developing a power project in Andhra Pradesh, India is subject to several risk factors. The actual recoverable amount is dependent upon future events, foreign exchange fluctuations and subject to certain sovereign risks such as stable political and economic conditions. The amount actually recovered could differ materially from the amount estimated by management.

                                The Company’s accounts receivable includes a balance related to a litigation which has uncertainty as to its timely collection.

                                The Company’s investment in marketable securities is carried at the lower of cost or market value. The actual market value is determined by external factors that are beyond the control of management and may fluctuate materially.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

1. Acquisitions and Dispositions

a)
On March 31, 2006 the Company acquired from two arm’s length parties, 100% of the issued and outstanding shares of a Sawn Lake Resources Ltd. (“Sawn”), with producing oil and natural gas assets located in the Canadian provinces of Saskatchewan and Alberta, for consideration of $2,351,608. The purchase price was satisfied by a cash payment of $2,126,608 and the delivery of 103,212 common shares of the Company issued at a price of $2.18 per share. The allocation of the purchase price was as follows:

Current assets	$23,673
Oil and gas properties	3,235,319
Accounts payable	(21,167)
Future income tax	(859,798)
Site restoration liabilities	(26,419)
Net assets acquired	$2,351,608

On May 31, 2006 the Company acquired from two arm’s length parties 100% of the issued and outstanding shares of Great Northern Oil & Gas Limited (“Great Northern Oil”), with producing oil and natural gas assets located in the Canadian provinces of Saskatchewan and Alberta, for consideration of $2,150,212. The purchase price was satisfied by a cash payment of $1,750,210; the delivery of 94,788 common shares of the Company issued at a price of $2.11 per share; and a $200,000, 5% secured convertible debenture. The allocation of the purchase price was as follows:
Current assets	$54,493
Oil and gas assets	2,850,301
Accounts payable	(71,785)
Future income tax	(656,683)
Site restoration liabilities	(26,114)
Net assets acquired	$2,150,212

On June 30, 2006, Sawn, and Great Northern Oil, amalgamated under the Alberta Business Corporations Act to form a new entity, Great Northern Oil & Gas Inc. (“Great Northern”).

b)
During fiscal 2005 the Company disposed of its interest in its wholly-owned subsidiary M&M Engineering Limited ("M&M") and its wholly-owned subsidiary M&M Offshore Limited ("MMO"), its partnership Liannu LLP (“Liannu”) and the proportionate share of its interests in joint ventures whose business focus is construction mechanical contracting and steel fabrication in Newfoundland. These operations have been treated as discontinued operations for accounting purposes (See Note 10). As such the operations of M&M, MMO, and Liannu have been excluded from the consolidated statement of operations and deficit from continuing operations in current and prior periods.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

2. Advances

From time to time, the Company is required to pre-fund its proportionate share of costs to other joint interest parties for participation in drilling and completion of wells. These costs are then capitalized as oil and gas properties when actual operations occur and upon receipt of categorized costs.

Advances consists of the following:
	2006	2005

Advances to oil and gas joint interest parties	$235,510	$-

3. Investment

Investment consists of the following:
	2006	2005

Investment in Konaseema Gas Power Limited	$3,107,782	$3,281,950

As of June 30, 2006 the Company owns 11,848,200 common shares, par value Indian Rupee (“INR”) 10 (the "KGPL Shares"), in Konaseema Gas Power Limited (“KGPL”), formerly known as Konaseema EPS Oakwell Power Limited. Pursuant to an Arbitration Agreement between the Company and VBC Ferro Alloys Ltd. (“VBC”), the parent company of Konaseema Gas Power Limited (“KGPL”), an Arbitration Award was passed on October 11, 2003 by Hon’ble Arbitral Tribunal, India (the “Award”) requiring as follows (i) VBC transfer an additional 500,000 shares in KGPL to the Company, at no cost and (ii) VBC to buy the original KGPL shares for INR 113,482,000 on or before the earlier of: (a) 60 days after the first disbursal of funds on financial closure for the KGPL Project, and, (b) in any event no later than March 31, 2004. Further, the Company may, upon written notice to VBC, require that VBC purchase, and VBC is then required to buy, an additional 500,000 shares of KGPL at a par value of INR 5,000,000 on or before the same dates. If VBC does not buy the 11,348,200 KGPL Shares before March 31, 2004 then VBC is liable to pay the Company interest at 12% per annum on the value of the unredeemed shares from March 31, 2004 to the date of actual payment thereof.

On February 28, 2004 the Company provided written notice to VBC to purchase 11,348,200 KGPL Shares held by the Company. VBC raised a dispute regarding the purchase of the KGPL Shares and the Company commenced legal proceedings against VBC.

On June 24, 2004 the Company filed an Execution Petition against VBC in the Court of the Chief Judge, City Civil Court, Hyderabad, India (“City Civil Court”) to enforce the Award.

In February, 2006, the Company advanced INR 5,000,000 (approximately CDN $134,850) to VBC as consideration for the Company acquiring the additional 500,000 shares of KGPL described in the Award.

The Company filed an application to withdraw its Petition against VBC and on June 9th, 2006 the City Civil Court ordered that the Execution Petition be dismissed as withdrawn.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

3. Investment - (Continued)

On August 6, 2006 the Company and VBC executed a Joint Memo for full satisfaction of the Award passed on October 11, 2003 stipulating as follows; (i) the Company waive the obligation that VBC purchase 11,348,200 KGPL shares and that the Company will retain its 11,348,200 KGPL shares; (ii) the Company and VBC comply with an order of Reserve Bank of India, such that the Company acquires the allotment of 500,000 KGPL shares rather than having such shares allotted at no cost, (iii) VBC acknowledge the right of the Company to purchase, on payment KGPL shares from VBC and/or its group companies at INR 10 per share free and clear of all claims, demand and encumbrances of any nature and kind; (iv) the Company waive payment of all unpaid interest by VBC under the Award, (v) the Company, VBC and KGPL mutually undertake and agree to release each other against all and any claims, demand, assertions, petitions, decrees and litigation whatsoever that arose or may hereinafter arise in connection with any agreements, arrangements and understandings and agree that neither party will make any claims or demands against each other.

Pursuant to the Joint Memo, the Company acquired the 500,000 equity shares in KGPL previously allotted for no consideration under the Award by paying INR 5,000,000 (approximately CDN $134,850 in February 2006) and the Company subscribed for a further 500,000 additional equity shares in KGPL at par value INR 5,000,000 (approximately CDN $121,750 in August 2006).

As a result of the Joint Memo, the Company filed a fresh Execution Petition in the City Civil Court, for such court to record and accept the Joint Memo as full satisfaction of the Award as agreed to by the Company and VBC. The fresh Execution Petition has been listed for disposal by the City Civil Court on October 24, 2006.

The Company estimates that the carrying amounts of the investment in KGPL will be fully recovered. The actual recoverable amount is dependent upon future events including foreign exchange fluctuations. The amount actually recovered could differ materially from the amount estimated by management.

4. Oil and Gas Properties

The Company has acquired various working interests in producing and non producing oil and gas properties in Canada. These properties are carried at cost set out below:

Petroleum and natural gas properties and equipment
		Accumulated
		Depletion and	Net Book
	Cost	Amortization	Value

June 30, 2006	$16,779,190	$7,344,573	$9,434,617

June 30, 2005	$7,998,611	$3,930,062	$4,068,549

As at June 30, 2006, costs of acquiring unproved properties in the amount of $2,473,617 (2005 - $425,054) were excluded from depletion calculations.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

4.	Oil and Gas Properties - (Continued)

The Company is required to fund its share of costs and expenses. Failure to fund expenditures will in some cases result in a dilution of its interests.

The Company performed a ceiling test calculation at June 30, 2006 to assess the potential impairment of its oil and gas properties. The oil and gas future prices are based on the commodity price forecast of the Company’s independent reserve evaluators. These prices have been adjusted for heating content, quality and transportation parameters specific to the Company. The following table summarizes the benchmark prices used in the ceiling test calculation:

Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40[o] API ($Cdn/bbl)	Cromer Medium 29.3[o] API ($Cdn/bbl)	Natural Gas AECO Gas Prices ($Cdn/MMBtu)	Pentanes Plus F.O.B. Field Gate ($Cdn/bbl)	Butanes F.O.B. Field Gate ($Cdn/bbl)	Inflation Rate (%/Yr)	Exchange Rate ($US/$Cdn)
2007	73.57	83.10	66.48	9.24	85.11	55.75	2.5	0.870
2008	62.60	70.47	58.49	9.36	72.18	47.27	2.5	0.870
2009	50.19	56.20	48.33	7.66	57.55	37.70	2.5	0.870
2010	47.76	53.38	45.91	7.37	54.67	35.81	1.5	0.870
2011	48.48	54.19	46.60	7.49	55.50	36.35	1.5	0.870
2012 and thereafter escalated at 1.5%

An impairment write down of certain of the Company’s oil and gas properties was recognized as at June 30, 2006 where the carrying amount was not considered to be recoverable and exceeded its fair value.

5. Short Term Debt

At June 30, 2006 the Company has a short term debt in the amount of $322,469 secured against the Company’s portfolio of marketable securities. The debt charges interest at prime (2006 - 6%).

6. Due to Shareholders

The amount of $60,000 (2005 - $37,500) is due to a shareholder, who is also a director, and is non interest bearing and due on demand.

7. Oakwell Claim Payable

In March 1997, Oakwell Engineering Limited (“Oakwell”) and the Andhra Pradesh State Electricity Board (“APSEB”) executed two identical Power Purchase Agreements (“PPA’s”) providing for Oakwell to build, own and operate two identical 100 MW net capacity diesel generator barge mounted power plants, fueled by furnace oil (total 200 MW net capacity) and sell electricity to APSEB on a take-or-pay basis for 15 years (the “Project”). In June 1997, the Company and Oakwell formed an 87.5% - 12.5% joint venture and then incorporated an Indian company, EOPL (now known as KGPL), to implement the provisions of the PPA’s. Disputes rose between the Company and Oakwell regarding the time taken to obtain financing for the Project and a Settlement Agreement was reached in December 1998 under which Oakwell sold the Company all of Oakwell's interest in the PPA’s and in EOPL.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

7. Oakwell Claim Payable - (Continued)

In July 2002, Oakwell claimed the Company was in breach of the Settlement Agreement over the same issue settled by the Settlement Agreement and in August 2002 the Company was named as a defendant in the High Court of Singapore, in the matter of Oakwell vs. the Company. On October 16, 2003 the High Court of Singapore ordered the Company to pay Oakwell US $5,657,000 (approximately CDN $6,933,219 at June 30, 2005) plus costs (the “Judgment”). On November 13, 2003 the Company appealed the Judgment to the Court of Appeal of the Republic of Singapore. That Court, which is the final Court of Appeal for Singapore, dismissed the appeal from the bench on April 27, 2004.

On June 21, 2004, Oakwell filed an Application with the Ontario Superior Court of Justice seeking an order recognizing and enforcing the Judgment in Ontario. On August 30, 2004, the Company filed an Application with the Ontario Superior Court of Justice for a declaration that the Judgment cannot be recognized and enforced in the Province of Ontario on the basis that Singapore does not adhere to the Rule of Law and that the Singapore litigation did not provide the Company with an independent and impartial judiciary and accordingly could not be given the full faith and credit of the Canadian courts. The Applications were heard on December 6-9, 2004 before the Honourable Mr. Justice Day.

On January 10, 2005, after the Company publicly announced its intention to sell its engineering and offshore subsidiary, M&M Engineering Limited (“M&M”), Oakwell brought a motion in the Ontario proceedings seeking to prevent the Company from disposing of or encumbering assets equal to the Canadian dollar equivalent of the Judgment from the proceeds of the sale of M&M. On January 27, 2005, that motion was withdrawn and the Company agreed to provide Oakwell with 5 days notice before execution of any transaction or series of related transactions exceeding $2.4 million from the proceeds from the sale of M&M.

On June 27, 2005 Justice Day released his decision, in which he granted Oakwell's Application with costs, and dismissed the Company's Application. The formal Order granting recognition and enforcement to the Judgment was issued August 2, 2005.

On July 13, 2005, the Company filed a Notice of Appeal with respect to Justice Day's decision with the Court of Appeal for the Province of Ontario (“Court of Appeal”). The appeal was heard April 10, 2006. On June 9, 2006 the Court of Appeal rendered its decision, dismissing the Company's appeal with costs.

On July 18, 2006 the Company brought a motion before the Court of Appeal seeking a stay of execution of the decision of the Court of Appeal pending the Company’s application to the Supreme Court of Canada for leave to appeal, and, should leave be granted, the appeal itself. On July 28, 2006 the Court of Appeal granted the Company's motion for a stay of execution on the condition that the Company pay CDN$1,500,000 into Court on or before September 8, 2006. The Company paid this amount into Court on September 7, 2006.

On September 8, 2006 the Company filed its application for leave to appeal to the Supreme Court of Canada. The Supreme Court of Canada will only grant leave if it is persuaded that the case raises issues of public importance. The Court's decision on the leave application is not expected until late 2006 or early 2007.

A provision of CDN $7,686,971 at June 30, 2006 has been made to the Company’s financial statements in relation to the Judgment.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

7. Oakwell Claim Payable - (Continued)

On January 12, 2005, Oakwell filed an Execution Petition before the Hon’ble High Court of Delhi, India (“Delhi Court”) which was served on February 14, 2005 against the Company for enforcement of the Singapore Judgment in India against certain assets of the Company allegedly located in India and an application for interim relief seeking attachment of certain assets of the Company including its KGPL shares.

On May 23, 2005, the Delhi High Court ordered that if VBC Ferro Alloys Ltd. (“VBC”) purchases the Company’s KGPL shares, the sale proceeds shall be kept in India and on September 9, 2005 the Delhi Court further ordered that if the Company receives any payments from VBC from the sale of it’s KGPL shares, then the proceeds shall be deposited in the Company’s account held in a Public Sector Bank in India or invested only in Government of India securities until the disposal of Oakwell’s Execution Petition. This order became infructuous on the Company withdrawing its Execution Petition against VBC and not otherwise receiving any payment from VBC by way of sale of KGPL shares.

On August 29, 2006 the Delhi Court dismissed the objections filed by the Company as to the maintainability of the Execution Petition and questioning the Jurisdiction of Delhi Court. The Company filed a Review Petition and a Stay Petition against the Order of August 29, 2006 and a hearing is scheduled for October 13, 2006.

On September 7, 2006 Oakwell filed for interim relief, seeking restraint on the disposal of the Company’s KGPL shares and other assets. On September 18, 2006 the Delhi Court ordered that until October 3, 2006, the date of next hearing, the Company shall not deal with, transfer or alienate the KGPL shares or other assets. The Execution Petition and related applications are ongoing.

8. Convertible Debenture
	2006	2005

Convertible debenture	$168,076	$-
Less: Current portion	15,152	-

	$152,924	$-

Equity portion of convertible debenture	$32,757	$-

On May 31, 2006 the Company issued two convertible debentures with a face value of $100,000 each. The debentures carry an interest rate of 5% and are payable in quarterly installments of interest and principal. The debentures mature November 30, 2011.

The principal and interest is repayable in cash or common shares at the option of the Company for the first two years. After the initial two year period the principal and interest is payable in cash or common shares at the option of the holder. The Company may repay the debentures 30 days after providing written notice. Prepayment may be made without penalty.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

8. Convertible Debenture - (Continued)

The holders of the debenture have the option to convert their debenture into equity units of the Company after 10 days written notice to the Company. The outstanding principal and interest is converted into equity units consisting of one common share and one common share purchase warrant with a three year life and an exercise price equal to 115% of the conversion price. The conversion price is equal to 75% of the market price which is defined as the 10 day weighted average closing price before conversion where the price is not higher than $2.60 or lower than $1.50.

Additionally there is an option for both the Company and the debenture holders to reset the market range for the conversion feature as follows:

1)	The holder has the option to reset the market range on a one time basis by reducing the minimum price per common share to no less than $0.75 if the market price remains below $1.50 for 90 days.

2)	The Company has the option to reset the market range on a one time basis by increasing the maximum price per common share to no more than $3.25 if the market price remains above $2.60 for 90 days.

The Company is required to make quarterly payments of interest and principal on the outstanding convertible debenture. The total payments required are as follows:

2007	$38,182
2008	44,167
2009	42,348
2010	40,530
2011	38,712
2012	24,811

$228,750

9. Income Taxes

Significant components of the Company's future tax assets and liabilities are as follows:
	2006	2005

Future income tax assets:
Non-capital loss carryforwards	$2,517,510	$2,508,235
Capital losses	1,985,016	1,887,092
Oil and gas properties	1,925,703	1,339,939
Investments	226,048	189,486
Oakwell claim and other	2,842,811	2,920,172

	9,497,088	8,844,924
Valuation allowance	(9,497,088)	(8,844,924)

	$-	$-

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

9. Income Taxes - (Continued)
	2006	2005

Future income tax liabilities:
Oil and gas properties	$1,059,322	$-

Current portion	$117,807	$-

Long term portion	$941,515	$-

The Company's provision for income tax is comprised as follows:
	2006	2005	2004

Net loss from continuing operations	$(3,465,904)	$(2,197,746)	$(3,845,606)

Combined federal and provincial income tax
rate	34.24%	36.12%	36%

Recovery of income tax calculated at
statutory rates	$(1,186,726)	$(793,826)	$(1,384,418)
Increase (decrease) in taxes resulting from:
Non-deductible expenses	21,923	73,855	15,953
Change in tax rates and other	55,480	-	(1,238,271)
Valuation allowance adjustment	652,164	719,971	2,606,736

Provision for income taxes (recovery)	$(457,159)	$-	$-

The Company has non-capital losses of approximately $7,380,712 which are available to reduce future taxable income. These non-capital losses expire as follows:

2007	$1,400,916
2008	1,318,930
2009	-
2010	1,126,417
2015	1,759,618
2026	1,774,831

The Company also has Cumulative Canadian oil and gas property expenses of $11,545,106 and capital loss carry forwards of $11,594,718.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

10. Asset Retirement Obligation

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties.
	2006	2005

Balance, beginning of year	$173,204	$135,819
Liabilities incurred in year	103,949	32,972
Accretion expense	8,066	4,413

	$285,219	$173,204

The undiscounted amount of cash flows required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation is estimated at $502,186 (2005 - $268,708). The obligation was calculated using a credit-adjusted risk free discount rate of 10 percent. It is expected that this obligation will be funded from general company resources at the time the costs are incurred with the majority of costs expected to occur between 2016 and 2024. No funds have been set aside to settle this obligation.

11. Share Capital and Contributed Surplus

(a) Authorized

Unlimited Common shares, without par value
Unlimited Class A Preference shares, Series 1
Unlimited Class A Preference shares, Series 2

(b)	Issued

	Number of
	Common	Consider-
	Shares	ation

Common shares

Balance, as at June 30, 2005 and 2004	4,059,009	$43,339,132
Options exercised (i)	15,000	16,896
Issued pursuant to acquisition (ii)	103,212	225,000
Issued pursuant to acquisition (iii)	94,788	200,002

Balance, as at June 30, 2006	4,272,009	$43,781,030

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

11. Share Capital and Contributed Surplus - (Continued)

(c) Contributed surplus

Balance, as at June 30, 2004	$-
Grant of options (iv)	149,109
Balance, as at June 30, 2005	149,109

Options exercised (i)	(3,727)
Grant of options (iv)	3,736
Equity portion on issue of convertible debenture (Note 8)	32,757

Balance, as at June 30, 2006	$181,875

(i)
On January 9, 2006, a director of the Company exercised 15,000 options for consideration of $13,169. An amount which was added to contributed surplus when the options were issued was transferred to share capital.

(ii)	On March 31, 2006, pursuant to the terms of the acquisition of Sawn Lake Resources Ltd., the Company issued 103,212 common shares to two arms length parties for consideration of $225,000.

(iii)	On May 31, 2006, pursuant to the terms of the acquisition of Great Northern Oil and Gas Inc., the Company issued 94,788 common shares to two arms length parties for consideration of $200,002.

(iv) The fair value of options issued in 2006 and 2005 was determined using an appropriate option pricing model and the following assumptions: expected volatility of 65% (2005 - 29%), risk free interest rate of 4.5% (2005 - 4.0%), term of 3 years (2005 - 5 years) and dividend yield of 0% (2005 - 0%). The fair value of the options is recognized and expensed over the vesting period of the options. During 2006 $3,736 (2005 - $149,109, 2004 - $nil) was recorded in stock compensation expense using the Black-Scholes option-pricing model.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

11. Share Capital - (Continued)

(d) Warrants

There are no common share purchase warrants outstanding as at June 30, 2006.

The continuity of the common share purchase warrants is as follows:

Number of
Warrants

Balance, as at June 30, 2004	533,332

Expired (US$ 1.80 per Warrant)	(533,332)

Balance, as at June 30, 2005 and 2006	-

(e) Stock Option Plan

The Company has a Stock Option Plan (the "Plan") to provide incentive for the directors, officers, employees, consultants and service providers of the Company and its subsidiaries. The maximum number of shares which may be set aside for issuance under the Plan is 705,243 common shares at June 30, 2006 (2005 - 705,243).

The continuity of stock options is as follows:
	Weighted
	Average
	Number of	Exercise
	Options	Price

Balance, June 30, 2004	-	-

Issued expiring February 28, 2010	600,000	US$ 0.75

Balance, June 30, 2005	600,000	US$ 0.75

Issued to consultants, expiring July 14, 2008	15,000	US$ 1.77
Exercised	(15,000)	US$ 0.75

Balance, June 30, 2006	600,000	US$ 0.78

Options exercisable, June 30, 2006	585,000	US$ 0.75

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

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

The accounting for these discontinued operations is summarized as follows:
	2006	2005	2004

Revenues	$-	$12,984,170	$33,406,327

Gain from disposal of operations	$-	$1,717,646	$-

Earnings from discontinued operations	$-	$317,351	$1,627,664

The Company's consolidated balance sheet does not include any balances related to the discontinued operations for periods ending June 30, 2006 and 2005.

13. Per Share Information

Net loss per share has been determined using the weighted average number of common shares outstanding as at June 30, 2006 - 4,099,883, (2005 - 4,059,009).

In each of the fiscal years the exercise of warrants and stock options would be anti-dilutive.

14. Related Party Transactions

During the year, a Director of the Company was awarded $95,000 (2005 - $37,500) as compensation for services rendered during the year to the Company.

During the year, a Director of the Company was awarded nil (2005 - US$55,000) as compensation for services rendered during the year to the Company.

James C. Cassina and Sandra J. Hall, directors of the Company own 11.24% and 6.49%, respectively of the shares of 1211115. EnerNorth's Board formed an independent committee of disinterested directors to the transaction to consider whether the transaction is in the best interests of EnerNorth. The independent committee has concluded, on review of the Transaction, an independent engineering report on the reserves of 1211115, and a fairness opinion from an independent investment advisor, that EnerNorth should complete the Transaction as it is in the best interest of EnerNorth and improves its financial condition. (See Note 21)

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

14. Related Party Transactions - (Continued)

For the fiscal the year ended June 30, 2006, the Company paid Chadha & Co., a company controlled by Namita Chadha who was appointed a director of EIPCL and is a daughter of Ramesh K, Naroola a director of the Company, $29,450 for services rendered on behalf of the Company. Ms. Chadha owns a 1.5% interest in EIPCL.

Mr. Ramesh K. Naroola, a director of the Company, owns a 1.5% interest in EIPCL.

Mr. Cassina, a director of the Company, is also a director of Geocan Energy Inc. The Company and Geocan Energy Inc., each have working interests in certain oil and gas properties.

These transactions are in the normal course of business of the Company and measured at the exchange amount.

15. Changes in Working Capital and Non-Cash Transactions
Non-cash working capital transactions relating to funds from operations are as follows:

	2006	2005	2004

Accounts receivable	$(54,344)	$8,802	$(287,491)
Prepaid expenses	-	-	(591,969)
Accounts payable and accrued liabilities	589,965	66,465	260,664
Income tax payable	18,927	-	-

	$554,548	$75,267	$(618,796)

(a)	Supplemental Cash Flow Information

	2006	2005	2004

Cash paid for interest	$6,968	$82,793	$174,309

(b)	Non-Cash Transactions

The Company entered into the following non-cash transactions:

	2006	2005	2004

Capital assets purchased through
capital leases	$-	$56,340	$313,226

Acquisitions funded through issue
of shares	$425,002	$-	$-

Acquisitions funded through issue of
convertible denture	$200,000	$-	$-

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

16. Contingent Liability

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

17. Commitments

Operating Leases

The Company has entered into an agreement to lease a vehicle for various periods until the year 2009. The minimum lease commitment under the operating lease is estimated as follows:

2007	$7,404
2008	7,477
2009	623

$15,504

18. Financial Instruments

The carrying values of the financial instruments of the Company approximate fair values due to the short term maturities and normal trade credit terms of those instruments. Included in cash is $47,425 (2005 - $5,226,718) held at one financial institution, $6,203 held at another financial institution and $13,656 (2005 - $59,597) held at two financial intermediaries. The short term debt is held at one financial intermediary.

19. Segmented Information

The Company's only operating segment is oil and gas exploration and production. All reportable segments are located in Canada. Previously the Company operated an Industrial and Offshore Division. This segment was disposed of during fiscal 2005 (see Note 12 - Discontinued Operations).

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

20. Change in Accounting Policy

(a)	Stock Options

Effective July 1, 2004, the Company adopted the recommendations of the CICA Handbook Section 3870 “Stock Based Compensation and Other Stock-Based Payments”. This section was amended to require the expensing of all stock based compensation awards for fiscal years beginning after January 1, 2003. The Company has chosen to adopt the recommendation prospectively thereby recording the fair value of the stock options issued since July 1, 2004 in the income statement using the Black-Scholes option-pricing model. As a result of applying the new accounting policy the Company recorded a stock based compensation expense of $3,736 (2005 -$149,109) (see Note 11).

(b)	Oil and Gas Accounting

During 2004, the Company adopted the recommendations of the new CICA Handbook guideline AcG-16. The primary difference related to this new accounting standard relates to the application of the ceiling test. Under the new standard the capitalized costs less accumulated depletion and amortization are restricted to the fair value of proved and probable reserves as opposed to the undiscounted value of proved reserves less general and administrative expenses, tax and financing costs. As a result of applying the new standards, management determined that a transitional impairment loss of $1,945,786 should be recorded as at July 1, 2003. For the period ending June 30, 2006 a further impairment loss of $2,692,748 was recorded against income for the period.

21. Subsequent Events

(1)
Effective July 3, 2006 the Company entered into Purchase and Sale Agreement, for the sale of a portion of its interest in the Buick Creek Area of British Columbia for proceeds of $825,000. The Company sold a 50% working interest in two standing wells and 16 spacing units from base Baldonnel to base Artex-Halfway-Doig, and 12 spacing units from surface to base Baldonnel and a 10% working interest in two standing wells and 16 spacing units from surface to base Baldonnel.

(2)
On July 18, 2006 the Company brought a motion before the Court of Appeal seeking a stay of execution of the decision of the Court of Appeal regarding the Oakwell Claim payable (Note 7) pending the Company’s application to the Supreme Court of Canada for leave to appeal, and, should leave be granted, the appeal itself. On July 28, 2006 the Court of Appeal granted the Company's motion for a stay of execution on the condition that the Company pay $1,500,000 into Court on or before September 8, 2006. The Company paid this amount into Court on September 7, 2006.

On September 8, 2006, 2006 the Company filed its application for leave to appeal to the Supreme Court of Canada. The Supreme Court of Canada will only grant leave if it is persuaded that the case raises issues of public importance. The Court's decision on the leave application is not expected until late 2006 or early 2007.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

21. Subsequent Events- (Continued)

(3) On August 6, 2006, pursuant to the Joint Memo (Note 2), the Company subscribed for a further 500,000 equity shares in KGPL at par value INR 5,000,000 (approximately CDN $121,750) (see Note 3).

(4) On September 6, 2006 the Company entered into an agreement with 1211115 Alberta Ltd. (“1211115”) and the shareholders of 1211115 to acquire all the issued and outstanding shares of 1211115 (see Note 14). The Company agreed to issue to the shareholders of 1211115 an aggregate of 1,850,001 units of EnerNorth ("Units"), each Unit comprised of one share of Common Stock with an attributed price of CDN $1.25 and one common share purchase warrant ("Warrant"), each Warrant entitling the holder to purchase one share of Common Stock at a price of CDN $1.40 for a period of three years from the date of issuance. The Company also agreed to issue a secured debenture to the debt holders of 1211115 in satisfaction of CDN $237,500 of debt in 1211115 (the “Transaction”).

Under the terms of the agreement, 1211115 advanced CDN $650,000 to the Company (the "Advance") upon execution of the agreement, which amount is immediately repayable to 1211115 in the event the Transaction is not completed by October 2, 2006. If not repaid as required, the Advance is converted to a demand promissory note, the repayment of which is secured by the unencumbered assets of EnerNorth. Furthermore, in the event that the Transaction terminates at no fault of 1211115 or the shareholders of 1211115, then 650,000 compensation warrants, each compensation warrant entitling the holder to purchase one share of Common Stock at a price of CDN $1.40 for a period of three years from the date of issuance, will be issued to the shareholders of 1211115.

The primary assets of 1211115 consist of cash and oil and gas interests located in the Chinchaga Area of Alberta and in the Lloydminster area of Saskatchewan.

James C. Cassina and Sandra J. Hall, directors of the Company own 11.24% and 6.49%, respectively of the shares of 1211115. EnerNorth's Board formed an independent committee of disinterested directors to the transaction to consider whether the transaction is in the best interests of EnerNorth. The independent committee has concluded, on review of the Transaction, an independent engineering report on the reserves of 1211115, and a fairness opinion from an independent investment advisor, that EnerNorth should complete the Transaction as it is in the best interest of EnerNorth and improves its financial condition.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

22. Reconciliation to Accounting Principles
Generally Accepted in the United States

The Company's accounting policies do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except for the following:

(a)	Stock Options

Under US GAAP (FAS 123), stock options granted to directors, officers and employees are recognized as an expense based on their fair value at the date of grant. Prior to July 1, 2004, the Company accounted for directors, officers and employee stock options under APB opinion No. 25 under which no compensation cost is recognized when the exercise price equals or exceeds the value at the date of grant. Effective July 1, 2004, upon the adoption of the Canadian Institute Chartered Accountants ("CICA") section 3870 the Company also adopted FAS123 on a modified prospective basis.

(b)	Comprehensive Income

Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners. Other comprehensive income includes the unrealized holding gains and losses on the available-for-sale securities.

(c)	Marketable Securities

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

(d)	Oil and Gas Properties

In applying the full cost method under US GAAP, the Company performs a ceiling test based on the same calculations used for Canadian GAAP except the Company is required to discount future net revenues at 10% as opposed to utilizing the fair market value and probable reserves are excluded. During the year an impairment loss of $4,836,823 for US GAAP and an impairment loss of $2,692,748 was recorded for Canadian GAAP. During fiscal 2004 a transitional impairment loss was recorded for Canadian GAAP purposes due to a change in accounting policy, whereas for US GAAP purposes a further write-down was recorded.

(e)	Foreign Currency Translation

Under accounting principles generally accepted in Canada investments in equity carried at cost are translated at historical rates. Under US GAAP investments in equity carried at cost are translated at current rates.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2006, 2005 and 2004

22. Reconciliation to Accounting Principles
Generally Accepted in the United States - (Continued)

(g)	Convertible debenture

Under generally accepted accounting principles in Canada, the component parts of a financial instrument are classified as a liability or as equity in accordance with the substance of the contractual arrangement on initial recognition. Accordingly, the Company allocated a portion of the proceeds from the convertible debentures issued during the year to an equity component. Under US GAAP, the conversion feature of the convertible debentures would be classified as equity instruments and therefore the Company recorded a beneficial conversion feature.

(f)	Recently Issued United States Accounting Standards

In July 2006, the Financial Accounting Standards Board (“FASB”) has published FASB Interpretation No. 48 (“FIN No. 48”), Accounting for Uncertainty in Income Taxes, to address the non-comparability in reporting tax assets and liabilities resulting from a lack of specific guidance in FASB Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, on the uncertainty in income taxes recognized in an enterprise’s financial statements. FIN No. 48 will apply to fiscal years beginning after December 15, 2006, with earlier adoption permitted. The adoption of FIN 48 is not expected to have a material effect on the Company’s financial condition or results of operations.

In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments” - an amendment of FASB Statements No. 133 and 140, to simplify and make more consistent the accounting for certain financial instruments. Specifically, SFAS No. 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for an a fair value basis. SFAS No. 155 amends SFAS No. 140, Accounting for the Impairment or Disposal of Long-Lived Assets, to allow a qualifying special-purpose entity (SPE) to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of SFAS No. 155 is not expected to have a material effect on the Company’s financial condition or results of operations.

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Among other changes, SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS No. 154 also provides that a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

22. Reconciliation to Accounting Principles
Generally Accepted in the United States - (Continued)

(f)	Recently Issued United States Accounting Standards (continued)

On December 16, 2004, the FASB issued SFAS 153, Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29. SFAS No. 153 amends APB Opinion No. 29, Accounting for Non-monetary Transactions, which was issued in 1973. The amendments made by SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replace it with a broader exception for exchanges of non-monetary assets that do not have “commercial substance.” Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The provisions in SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 did not have any affect on the Company’s financial statements.

In December of 2004, the FASB issued SFAS 123R Share Based Payments which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods and services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This statement is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. This statement supersedes APB Opinion No. 25 Accounting for Stock Issued to Employees. Among other things, this statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). This statement is to be applied as of the beginning of the first interim or annual period that begins after December 15, 2005, but earlier adoption is encouraged. The Company will adopt this standard effective July 1, 2006 using the modified prospective basis. The Company has determined that the affect of the adoption will not have a significant affect on the Company’s financial statements.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

22. Reconciliation to Accounting Principles
Generally Accepted in the United States - (Continued)

If US GAAP as allowed by Item 17 of Form 20F were followed, the effect on the consolidated balance sheet would be as follows:
	2006	2005

Total assets per Canadian GAAP	$15,198,471	$15,708,656
Unrealized gain on marketable securities (c)	-	206,587
Transitional impairment loss (Note 20)	1,945,786	1,945,786
Write down of oil and gas interests for Canadian GAAP	2,692,748	-
Write down of oil and gas properties (d)	(8,163,314)	(3,326,491)
Foreign exchange loss on investment in KGPL (e)	(228,672)	-

Total assets per US GAAP	$11,445,019	$14,534,538

Total liabilities per Canadian GAAP	$10,656,314	$8,632,418
Beneficial conversion feature on issue of convertible
debenture (f)	(112,517)	-
Amortization of beneficial conversion feature (f)	1,103	-
Portion of convertible debt allocated to equity according to
Canadian GAAP(f)	32,757	-

Total	$10,577,657	$8,632,418

Total shareholders' equity per Canadian GAAP	$4,542,157	$7,076,238
Adjustments to other paid in capital
Portion of convertible debt allocated to equity (f)	(32,757)	-
Beneficial conversion feature on issue of convertible
debenture (f)	112,517	-

Accumulated other comprehensive income
Unrealized gain on marketable securities (c)	-	206,587

Deficit adjustment per US GAAP
Write down of oil and gas properties (d)	(3,524,780)	(1,380,705)
Foreign exchange loss on investment in KGPL (e)	(228,672)	-
Amortization of beneficial conversion feature (f)	(1,103)	-

Total shareholders' equity per US GAAP	$867,362	$5,902,120

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2006, 2005 and 2004

22. Reconciliation to Accounting Principles
Generally Accepted in the United States - (Continued)

If US GAAP by Item 17 of Form 20F were followed, the effect on the consolidated statements of loss and comprehensive loss would be as follows:
	2006	2005	2004

Net loss from continuing operations
according to Canadian GAAP	$(3,008,745)	$(2,197,746)	$(3,845,606)
Write down of oil and gas properties
according to Canadian GAAP	2,692,748	-	-
Write down of oil and gas properties (d)	(4,836,823)	(1,125,903)	(1,156,588)
Foreign exchange loss on investment
in KGPL (e)	(228,672)	-	-
Amortization of beneficial conversion
feature (f)	(1,103)	-	-

Net loss from continuing operations
according to US GAAP	(5,382,595)	(3,323,649)	(5,002,194)
Income from discontinued operations	-	2,034,997	1,627,664

Net loss according to US GAAP	(5,382,595)	(1,288,652)	(3,374,530)
Unrealized (loss) gain on
marketable securities (c)	(206,587)	47,325	108,650

Comprehensive net loss according to
US GAAP	$(5,589,182)	$(1,241,327)	$(3,265,880)

Basic and diluted net loss per common
share from continuing operations	$(1.31)	$(0.82)$	$(1.23)

Basic and diluted net loss per common
share according to US GAAP	$(1.31)	$(0.32)$	$(0.83)

Shares used in the computation of basic
and diluted earnings per share	4,099,883	4,059,009	4,059,009

Exhibit 3.76

BEFORE THE CHIEF JUDGE, CITY CIVIL COURT
AT HYDERABAD

E.P. NO. OF 2006

Between:

M/s. EnerNorth Industries Inc.,
Represented by its Director
Mr. R.K. Naroola
A-302, Rishi Apartments
Alaknanda, New Delhi 110 019.     …Decree Holder

AND

M/s. VBC Ferro Alloys Ltd.,
Represented by its Executive Director
Mr. N. Babu Rao,
Progressive Towers, Khairatabad
Hyderabad 500 004.      … Judgment Debtor

JOINT MEMO FILED BY THE DECREE HOLDER AND JUDGMENT DEBTOR

May it please your Honour

1.
The above EP filed by the Decree Holder seeking implementation of the Arbitration Award dated 11.10.2003, which was a consent Award, to fully settle certain disputes that arose from the 10th August 2000 Agreement among the Judgment Debtor, Decree Holder and Konaseema EPS Oakwell Power Limited, (KEOPL)(Now Konaseema Gas Power Ltd.). The said consent award was based on a joint application, dated September 16, 2003, filed before the Arbitral Tribunal. As per the terms embodied in the Award, the obligations of the parties are as follows:

(a).
Judgment Debtor was required to transfer 500,000 (five hundred thousand) equity shares held by it in KEOPL of par value of Rs.10/- each aggregating to RS. 5,000,000 (five million only) to the Decree Holder (without any payment for the same by Decree Holder) within seven days of passing the Award.

(b)	Judgment Debtor was required to purchase, from Decree Holder, 11,348,200 KEOPL shares, standing in the name of the Decree Holder, and the aforesaid 500,000 KEOPL shares transferred to th Decree Holder in terms of the Award.
(c).
The entire transaction of purchase, from Decree Holder, of the 11,348,200 shares by Judgment Debtor and remittance of the purchase consideration, by Judgment Debtor to Decree Holder, of Rs. 113,482,000 by tele-transfer in equivalent US Dollars to Decree Holder was required to be completed by March 31, 2004 (the Due Date). In this regard, Judgment Debtor had the sole responsibility to obtain necessary permissions / consents / clearances from Government, Reserve Bank of India, Income Tax Department etc. as may have been required under law for Judgment Debtor to remit the money to Decree Holder.

(d).	Decree Holder was required, at the option of the Decree Holder, to sell and the Judgment Debtor was required to buy the 500,000 shares of KEOPL referred to above.
(e).
If Judgment Debtor failed to buy back and pay for the shares, mentioned above, by the Due Date of March 31, 2004 referred to above, Judgment debtor would be liable to pay to Decree Holder interest at 12% per annum on the value of the said shares for the period from the Due Date till the date of actual payment thereof.

(f).	The Decree Holder has received Rs. 68,08,920/- towards interest payments from Judgment debtor, in terms of the Award. Some interest may have become due.
(g).	The Decree Holder and Judgment Debtor were required to withdraw all legal proceedings filed by either of the parties against the other, that were then pending.
(h).
The Decree Holder had discharged all claims and demands against the Judgment Debtor and its group companies including KEOPL and Decree Holder agreed to indemnify them against any claims, demands, litigation, etc., by any party.

(i).	The Decree Holder had confirmed that it had no known or current claims and/or disputes whatsoever against Judgment Debtor and its group companies including KEOPL.
2. The Decree Holder and Judgment Debtor after detailed discussions have now arrived at the following final adjustment and arrangement in full satisfaction of the Award and all other matters concerning their interse relations among Decree Holder and Judgment Debtor including its group companies and KEOPL and all other matters concerning their interse relations.
(i)
The Decree Holder hereby waives the obligation of the Judgment Debtor to purchase 11,348,200 KEOPL shares from the Decree Holder. In exchange for and in consideration of the Decree Holder's waiver, the Judgment Debtor hereby agrees that the Decree Holder shall retain the said 11,348,200 shares free of all claims, demands, rights or proceedings of any kind that the Judgment Debtor has or may have had to demand that said shares be conveyed to it.

(ii)
Though the Judgment Debtor deposited the 500,000 equity shares of KEOPL with the Decree Holder, its transfer could not be formally given effect since the Reserve Bank of India did not grant the required permission for such transfer of equity shares without consideration. In the light of the mutual consents contained herein, the Decree Holder hereby waives its claim against the Judgment Debtor on the said 500,000 KEOPL shares and relieves the Judgment Debtor of this obligation as per the terms of the Award. In turn, Judgment Debtor acknowledges the right of the Decree Holder to purchase, on payment, KEOPL shares from the Judgment Debtor and/or its group companies, including KEOPL, at Rs. 10/ - per share free and clear of all claims, demands and encumbrances of any nature and kind. Judgment Debtor hereby acknowledges receipt of the sum of Rs. 5,000,000 (Rs. five million only) as consideration for the said 500,000 KEOPL shares. The Decree Holder hereby acknowledges the receipt and delivery of 500,000 equity shares of KEOPL from the Judgment Debtor or its group company.

(iii) In exchange for and in consideration of the Judgment Debtor's allowing the Decree Holder to retain the 11,348,200 shares of KEOPL, the Decree Holder waives payment of all interest by Judgment Debtor, under the Award, other than the interest of Rs. 68,08,920/- already paid to and directly received by the Decree Holder.
(iv)
The Judgement Debtor hereby accepts and admits having withdrawn with consent of Decree Holder the sum of Rs. 48,437,900/- in full from the Court of Chief Judge, City Civil Court, Hyderabad. The aforesaid amount was deposited by the Judgment Debtor to the credit of the EP No. 46/2004 on the file of the Chief Judge, City Civil Court, Hyderabad pursuant to the order dated 08.06.2005 of the Hon’ble High Court of Judicature of Andhra Pradesh in Application Number 406 of 2005 in OSA No. 28 of 2005. The Decree Holder had conveyed no objection to the application of Judgment Debtor for withdrawal and final appropriation to itself of the said sum from the Court.

(v)
Within 10 business days from the date of Joint Memo being signed, Decree Holder will pay Judgment Debtor the sum of Rs. 5,000,000 (Rs. five million only) as consideration for Judgment Debtor to deliver 500,000 additional KEOPL shares to the Decree Holder, in its de-mat account and/or its assigns.

(vi) In consideration of the terms contained herein above, the Judgement Debtor and Decree Holder further agree as follows:
(vii)
The Decree Holder hereby confirms that it unconditionally and irrevocably withdraws all claims and demands against Judgment Debtor and its group companies including KEOPL (now Konaseema Gas Power Limited) including but not limited to those claims arising and or those that may arise from the 1st May 2001 letter stated to have been issued by KEOPL. Decree Holder further confirms that it unconditionally and irrevocably withdraws and waives all claims and demands whether contingent or otherwise against Judgment Debtor and its group companies including KEOPL made under the letter of Decree Holder dated 13.04.2005 addressed to KEOPL and as well as any and all other claims and averments appurtenant to such claims made by Decree Holder in any of its applications or affidavits in connection with EP. The Decree Holder and the Judgment Debtor confirm and unconditionally mutually waive all claims and averments appurtenant to such claims or any of the pleadings made by the parties in any of the applications or affidavits in any court(s) in connection with the Award and/or this EP.

(viii)
The Decree Holder and the Judgment Debtor (which for the purposes of this clause includes the group companies associated with the Judgment Debtor, including, without limitation, KEOPL, now Konaseema Gas Power Limited) hereby mutually undertake and agree to release, each other against all and any claims, demands, assertions, petitions, decrees and litigation whatsoever that arose or may hereinafter arise in connection with any agreements, arrangements and understandings between the Parties and confirm that neither party will make any claims or demands against each other.

(ix)
The Judgment Debtor confirms that it will abide with the provision of the Award to make necessary arrangements for Mr. J. C. Cassina on the occasion of the inauguration/commissioning of KEOPL’s Power Project or an alternative time of his convenience, to travel to and tour the KEOPL Power Plant.

3.	As a result of the arrangement contained herein the Decree Holder and Judgment Debtor agree and confirm that:
(i)	All of the rights and liabilities or understandings between the Decree Holder, Judgment Debtor and KEOPL as well as the Award are deemed to have been fully adjusted and satisfied.
(ii)
The Decree Holder will, after this agreement, have no rights or interest or claims against the Judgment Debtor, or any of its group companies which includes KEOPL except to the extent that its rights arising out of its status as a shareholder of KEOPL and the right of J. C. Cassina, to visit and tour the Power Plant as honoured guest and at the cost of the Judgment Debtor/KEOPL.

4. Hence it is submitted that the Award may be treated as performed in its entirety and to the complete satisfaction of the concerned parties. In view of the above, it is prayed that the Hon’ble Court may be pleased to record the adjustment of the Award and Full Satisfaction of the Decree Holder and Judgment Debtor as per the terms stated above and pass necessary orders.

For EnerNorth Industries Inc.     For VBC Ferro Alloys Limited
/s/ R. K. Naroola       /s/ N. Babu Rao
Director         Executive Director
DECREE HOLDER      JUDGMENT DEBTOR

Counsel for Decree Holder     Counsel for Judgment Debtor

HYDERABAD,
Date: 06 August, 2006

- -

BEFORE THE CHIEF JUDGE, CITY CIVIL COURT AT HYDERABAD

E.P. NO. OF 2006

Between:

M/s. EnerNorth Industries Inc.,

…Petitioner/Decree Holder

And

M/s. VBC Ferro Alloys Ltd.,
…Respondent/ Judgment Debtor

JOINT MEMO FILED BY THE DECREE HOLDER AND JUDGMENT DEBTOR

FILED ON: 08.2006

FILED BY : B.NALIN KUMAR
& C.V.NARASIMHAM
Advocates

COUNSEL FOR DECREE HOLDER/
JUDGMENT DEBTOR

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
ENERNORTH INDUSTRIES INC. /s/ Sandra J. Hall ____________________________ Sandra J. Hall, President
Date: September 18, 2006

--

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

b)  Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)  Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the period covered by the Annual Report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.  The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

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

Date:  September 28, 2006

By:  /s/ Sandra J. Hall

Sandra J. Hall
PRESIDENT
ENERNORTH INDUSTRIES INC.

- -

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

b)  Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)  Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the period covered by the Annual Report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.  The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

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

Date:  September 28, 2006

By:  /s/ Scott T. Hargreaves

SCOTT T. HARGREAVES
CHIEF FINANCIAL OFFICER
ENERNORTH INDUSTRIES INC.

- -

Exhibit 13.1
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF
THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of EnerNorth Industries Inc. (formerly Energy Power Systems Limited) (the "Company") for the year ended June 30, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Sandra J. Hall, President of the Company, certifies, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:  /s/ Sandra J. Hall
Sandra J. Hall, President
ENERNORTH INDUSTRIES INC.

Exhibit 13.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF
THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of EnerNorth Industries Inc. (formerly Energy Power Systems Limited) (the "Company") for the year ended June 30, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Scott T. Hargreaves, Chief Financial Officer of the Company, certifies, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:   /s/ Scott T. Hargreaves
Scott T. Hargreaves, Chief Financial Officer
ENERNORTH INDUSTRIES INC.